As filed with the United States Securities and Exchange Commission May 25, 2022

Registration No. 333-263628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

AMENDMENT NO. 1

to

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________

EDOC ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

_____________________

Cayman Islands	6770	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7612 Main Street Fisher
Suite 200
Victor, NY 14564
(585) 678-1198
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

_____________________

Kevin Chen
Chief Executive Officer
7612 Main Street Fisher, Suite 200
Victor, NY 14564
(585) 678-1198
(Name, address, including zip code and telephone number, including area code, of agent for service)

_____________________

Copies to:

Barry Grossman, Esq. Jessica Yuan, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 (212) 370-1300	Scott E. Bartel, Esq. Lewis Brisbois Bisgaard & Smith 633 West 5th Street, Suite 4000 Los Angeles, California 90071 (213) 358-6174

___________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS — SUBJECT TO COMPLETION,
DATED MAY 25, 2022

To the Shareholders of Edoc Acquisition Corp.:

You are cordially invited to attend the extraordinary general meeting (the “Meeting”) of Edoc Acquisition Corp. (“Edoc”), which will be held at [      ] a.m., Eastern Time, on [________], 2022. In light of ongoing developments related to the novel coronavirus, after careful consideration, Edoc has determined that Edoc’s shareholders may (and are strongly encouraged to) attend and participate at the Meeting via live webcast in order to facilitate shareholder attendance while safeguarding the health and safety of Edoc’s shareholders, directors and management team. For the purposes of Edoc’s Second Amended and Restated Memorandum and Articles of Association (the “Current Charter”), the physical place of the meeting will be at the office of Ellenoff Grossman & Schole LLP at 1345 Avenue of the Americas, New York, New York 10105. You or your proxyholder will be able to attend and vote at the Meeting by visiting [________] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.

On February 2, 2022, Edoc entered into an Agreement and Plan of Merger with Edoc Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of Edoc (“Merger Sub”), Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”), American Physicians LLC, in its capacity as the Purchaser Representative under the Merger Agreement, and Allan Camaisa, in his capacity as the Seller Representative under the Merger Agreement (as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of February 8, 2022, and as further amended by that certain Second Amendment to Agreement and Plan of Merger, dated as of May 24, 2022, and as it may be further amended or supplemented from time to time, the “Merger Agreement,” and the transactions contemplated by the Merger Agreement, including the issuance of the merger consideration thereunder (collectively, the “Business Combination”). You are being asked to vote on the Business Combination.

It is proposed that, upon the effectiveness of the Business Combination (the “Closing”), Edoc will change its name to “Calidi Biotherapeutics, Inc.” Edoc and Calidi, following the Business Combination, are both referred to herein as the “Company” or the “Combined Company.”

As a result of and upon the Closing, among other things, all outstanding stock of Calidi will be cancelled in exchange for the right to receive newly issued shares of common stock of the Company (following the Domestication, as defined below), par value $0.0001 per share (“Common Stock”) and all outstanding options to purchase Calidi stock will be exchanged for options exercisable for newly issued shares of Common Stock. The total consideration to be received by securityholders of Calidi at the Closing will be newly issued shares of Common Stock and securities convertible or exchangeable for newly issued shares of Common Stock with an aggregate value equal to $380,000,000, subject to adjustments for Calidi’s closing debt, net of cash (after reversing the cash impact of certain Calidi transaction expenses incurred after February 2, 2022) (the “Merger Consideration”), with each Calidi stockholder receiving for each share of Calidi common stock held (after giving effect to the exchange or conversion of all outstanding Calidi preferred shares for shares of Calidi common stock and treating all vested in-the-money Calidi convertible securities as if such securities had been exercised as of immediately prior to the Merger, but excluding all vested non-qualified Calidi stock options, and all unvested Calidi stock options and any treasury stock) a number of shares of Common Stock equal to a conversion ratio to be determined as of the Closing. The Merger Consideration is subject to adjustment to the extent that Calidi’s Net Debt (as defined in this proxy statement/prospectus) is greater or less than a mutually agreed target amount of Net Debt, with the final amount of any such adjustment to be determined within 45 days after the Closing. At the Closing, a portion of the Merger Consideration otherwise deliverable to the Calidi security holders (150,000 shares of Common Stock, the “Escrow Shares”) shall be held back and delivered into escrow to satisfy any such adjustment (with any resulting increase in Merger Consideration resulting in a proportionate release of Escrow Shares to the Calidi stockholders and any decrease in Merger Consideration resulting in a proportionate release of Escrow Shares to Edoc ), to the extent that the absolute value of the amount of any such adjustment equals or exceeds $500,000.

The Merger Consideration deliverable to all Calidi stockholders will be allocated pro rata, after giving effect to the required exchange of all of the outstanding shares of Calidi preferred stock into shares of Calidi common stock immediately prior to, and contingent upon, the Closing. The future issuance of any shares of Common Stock underlying options that are assumed by the Combined Company at the Closing that were converted from (i) unvested Calidi options or (ii) any vested Calidi options that are non-qualified stock options shall be in addition to, and not a part of, the Merger Consideration.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Effective Time (as defined in the proxy statement/prospectus), Edoc will be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware (the “Domestication”) and (ii) at the Effective Time, and following the Domestication, Merger Sub will merge with and into Calidi (the “Merger”), with Calidi continuing as the surviving entity and wholly-owned subsidiary of Edoc, and with each Calidi stockholder receiving shares of Common Stock, as further described below.

On February 2, 2022, Edoc also entered into a Securities Purchase Agreement, as amended on March 15, 2022, (the “PIPE SPA”) with 3i, LP, a Delaware limited partnership (the “PIPE Investor”) for the purchase and sale of 20,000 shares of newly issued Series A Convertible Preferred Stock (the “PIPE Preferred Shares”) for $1,000 per share for an aggregate purchase price of $20 million and 500,000 shares of Common Stock, par value $0.0001 per share (“PIPE Common Shares”) for an aggregate purchase price of $5 million upon the Domestication and concurrently with the closing of the Business Combination (the “PIPE Investment”). Under the terms of the PIPE Investment, the number of shares of Common Stock into which the PIPE Preferred Shares will convert is subject to adjustment based upon the volume weighted average trading prices of shares of Common Stock during certain time periods after the Closing and the occurrence of certain other events, including, without limitation, suspension of trading and other events of default by the Combined Company, as defined in the PIPE Preferred Shares Certificate of Designation. The closing of the PIPE Investment is conditioned upon, among other things, the listing on the Nasdaq Stock Market and the satisfaction (or waiver) of all conditions precedent to the closing of the Business Combination set forth in the Merger Agreement, as well as other customary closing conditions and deliverables. At the closing of the PIPE Investment, the PIPE Investor will also be issued a warrant to purchase up to an additional 2,500,000 shares of Common Stock at an initial exercise price equal $11.50 per share, for a term of three years from the closing date of the PIPE Investment. The PIPE SPA may be terminated by the PIPE Investor at any time prior to the closing of the PIPE Investment. The parties to the PIPE SPA have entered into discussions on possible amendments to the PIPE SPA which would impose conditions to the PIPE Investor’s termination right. As a result of these discussions, it is possible that the terms of the PIPE Investment may change and no assurances can be given that the PIPE Investor will not exercise its termination right prior to the closing of the PIPE Investment. On March 15, 2022, the parties to the PIPE SPA executed an amendment clarifying some of the terminology used in the PIPE SPA and specifying that the Company may introduce additional investors to the PIPE Investor who may want to participate as a co-investor with the PIPE Investor. For additional information, see “Proposal 2: The Business Combination Proposal — Related Agreements — PIPE Investment.”

Additionally, on March 16, 2022, Edoc entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with Tumim Stone Capital, LLC (the “Common Stock Investor”), pursuant to which, after the Closing, subject to the conditions set forth in the Purchase Agreement, Edoc has the right to sell to the Common Stock Investor up to $75,000,000 in shares of Common Stock, subject to certain limitations and conditions set forth in the Purchase Agreement. For additional information, see “Proposal 2: The Business Combination Proposal — Related Agreements — Common Stock Investment.”

Edoc’s Class A ordinary shares, rights and warrants are traded on the Nasdaq Stock Market (“Nasdaq”) under the symbols “ADOC”, “ADOCR”, and “ADOCW”, respectively. On May 20, 2022, the closing sale prices of Edoc’s Class A Ordinary Shares, rights and warrants were $10.20, $0.20, and $0.04, respectively. Edoc intends to apply for the listing of the common stock and warrants on Nasdaq following the completion of the Business Combination under the symbols “[        ]” and “[        ],” respectively.

Holders of record of Edoc’s Class A ordinary shares par value $0.0001 per share (the “Class A Ordinary Shares”) and Edoc’s Class B ordinary shares of Edoc, par value $0.0001 per share (the “Class B Ordinary Shares”), at the close of business on [________], 2022 (the “Record Date”), are entitled to notice of the Meeting and the right to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

This proxy statement/prospectus provides Edoc shareholders with detailed information about the Business Combination and other matters to be considered at the Meeting. Edoc urges its shareholders to carefully read this entire document and the documents incorporated herein by reference. Edoc shareholders should also carefully consider the risk factors described in “Risk Factors” beginning on page 62 of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference important business and financial information about Edoc from documents Edoc has filed with the Securities and Exchange Commission that are not included in or delivered with this proxy statement/prospectus and other filings of Edoc with the Securities and Exchange Commission by visiting its website at www.sec.gov or requesting them in writing or by telephone from Edoc at the following address:

Edoc Acquisition Corp.
7612 Main Street Fishers
Suite 200
Victor, NY 14564
Telephone at (347) 517-1041
Attn: Kevin Chen, Chief Executive Officer

You will not be charged for any of these documents that you request. Shareholders requesting documents should do so by [__________], 2022 in order to receive them before the Meeting.

After careful consideration, Edoc’s board of directors has approved the Merger Agreement and the transactions contemplated thereby and determined that each of the proposals to be presented at the Meeting (the “Proposals”) is in the best interests of Edoc and recommends that you vote or give instruction to vote “FOR” each of those Proposals.

The existence of financial and personal interests of Edoc’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Edoc and what may be best for an Edoc director’s personal interests when determining to recommend that Edoc shareholders vote for the Proposals presented at the Meeting. See the sections titled “Proposal 2: The Business Combination Proposal — Interests of Edoc’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion.

Your vote is very important.    To ensure your representation at the Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to participate in the meeting. Submitting a proxy now will NOT prevent you from being able to vote online during the virtual Meeting. If you hold your shares in “street name”, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

On behalf of Edoc’s board of directors, I would like to thank you for your support of Edoc and look forward to a successful completion of the Business Combination.

Very truly yours,

Kevin Chen Chief Executive Officer

If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the Proposals on which you are entitled to vote.

TO EXERCISE YOUR REDEMPTION RIGHTS FOR PUBLIC SHARES, YOU MUST SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND DELIVER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “MEETING — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [______], 2022, and is first being mailed to the shareholders of Edoc on or about [______], 2022.

ADDITIONAL INFORMATION

The accompanying document is the proxy statement/prospectus of Edoc for the Meeting, and the prospectus for the securities of Edoc following the Domestication and Business Combination. This proxy statement/prospectus is available upon written or oral request. This document and other filings by Edoc with the Securities and Exchange Commission (the “SEC”) may be obtained by either written or oral request to the attention of Edoc’s Chief Executive Officer at Edoc Acquisition Corp., 7612 Main Street Fishers, Suite 200, Victor, New York, NY 14564 or by telephone at (585) 678-1198.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may obtain copies of the materials described above at the commission’s internet site at www.sec.gov.

In addition, if Edoc shareholders have questions about the Proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact the proxy solicitor for Edoc, Advantage Proxy, Inc. at:

Advantage Proxy, Inc.
P.O. Box 13581
Des Moines, WA 98198
Toll Free: (877) 870-8565
Collect: (206) 870-8565
Email: ksmith@advantageproxy.com

Edoc shareholders will not be charged for any of the documents that they request.

See the section titled “Where You Can Find More Information” of the accompanying proxy statement/prospectus for further information.

Information contained on the Calidi website, or any other website, is expressly not incorporated by reference into this proxy statement/prospectus.

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Meeting, or no later than [_______], 2022.

EDOC ACQUISITION CORP.
7612 Main Street Fishers
Suite 200
Victor, NY 14564

NOTICE OF EXTRAORDINARY GENERAL
MEETING TO BE HELD ON [________], 2022

TO THE SHAREHOLDERS OF EDOC ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Meeting”) of Edoc Acquisition Corp., a Cayman Islands exempted company (“Edoc”), will be held at [        ] a.m., Eastern Time, on [________], 2022. In light of ongoing developments related to the novel coronavirus, after careful consideration, Edoc has determined that Edoc’s shareholders may (and are strongly encouraged to) attend and participate at the Meeting via live webcast in order to facilitate shareholder attendance while safeguarding the health and safety of Edoc’s shareholders, directors and management team. For the purposes of Edoc’s Second Amended and Restated Memorandum and Articles of Association (the “Current Charter”), the physical place of the meeting will be at the office of Ellenoff Grossman & Schole LLP at 1345 Avenue of the Americas, New York, New York 10105. You are cordially invited to attend the Meeting online by visiting [____________] and using a control number assigned by Continental Stock Transfer & Trust Company. The Meeting will be held for the purpose of considering and voting on the proposals (the “Proposals”) described below and in the accompanying proxy statement/prospectus. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders of Edoc (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus. Only registered shareholders will be able to submit questions through the virtual meeting format, as further described in the accompanying proxy statement/prospectus.

At the Meeting, Edoc shareholders will be asked to consider and vote on the following Proposals:

•        Proposal 1 — The Domestication Proposal — To consider and vote upon a Proposal by special resolution to (a) change the domicile of Edoc pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation, and the de-registration of Edoc in the Cayman Islands (the “Domestication”), prior to the Effective Time; (b) in connection therewith to adopt upon the Domestication taking effect, the certificate of incorporation (the “Interim Charter”), in the form appended to the accompanying proxy statement/prospectus as Annex A, in place of Edoc’s Current Charter currently registered with the Registrar of Companies of the Cayman Islands, which will remove or amend those provisions of Edoc’s Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication; (c) file the Interim Charter with the Secretary of State of Delaware, under which Edoc will be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware; and (d) de-register as an exempted company in the Cayman Islands under the laws of the Cayman Islands. At the time of the Domestication, simultaneously with the adoption of the Interim Charter, the Edoc board of directors (the “Edoc Board”) intends to adopt Bylaws (the “Bylaws”) in the form appended to this proxy statement/prospectus as Annex C. The Domestication Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 1: The Domestication Proposal.”

•        Proposal 2 — The Business Combination Proposal — To consider and vote upon a Proposal by ordinary resolution to approve the Agreement and Plan of Merger, dated as of February 2, 2022 (as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of February 8, 2022, and as further amended by that certain Second Amendment to Agreement and Plan of Merger, dated as of May 24, 2022, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among Edoc, Edoc Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of Edoc (“Merger Sub”), Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”), American Physicians LLC (the “Sponsor”), in its capacity as Purchaser Representative for purposes of the Merger Agreement, and Allan Camaisa, in his capacity as Seller Representative for purposes of the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the issuance of Edoc securities as merger consideration thereunder (collectively, the “Business Combination”).

A copy of the Merger Agreement is appended to the accompanying proxy statement/prospectus as Annex D. The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 2: The Business Combination Proposal.”

•        Proposal 3 — The Charter Proposal — To consider and vote on a Proposal by special resolution to approve, in connection with the Business Combination, the replacement of the Interim Charter with the proposed first amended and restated certificate of incorporation (the “Proposed Charter”), in the form appended to the accompanying proxy statement/prospectus as Annex B, to be effective upon the consummation of the Business Combination. The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business Combination Proposal or the Domestication Proposal is not approved, then the Charter Proposal will have no effect, even if approved by Edoc shareholders. The Charter Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 3: The Charter Proposal.”

•        Proposals 4 — 9 — The Organizational Documents Proposals — To consider and vote, on an advisory and non-binding basis, on six separate Proposals by ordinary resolution to approve certain governance provisions in the Proposed Charter. These separate votes are not otherwise required by Delaware law, separate and apart from the Charter Proposal, but are required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions. The Merger is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal). The Organizational Documents Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “Proposals 4 — 9: The Organizational Documents Proposals.”

•        Proposal 10 — The Nasdaq Proposal — To consider and vote on a Proposal by ordinary resolution to approve, for the purposes of complying with Nasdaq Listing Rule 5635, the issuance of shares of Common Stock and securities convertible into shares of Common Stock in the Business Combination, the PIPE Investment and the Common Stock Investment. The Nasdaq Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 10: The Nasdaq Proposal.”

•        Proposal 11 — The Incentive Plan Proposal — To consider and vote on a Proposal by ordinary resolution to approve the Calidi Biotherapeutics, Inc. 2022 Equity Incentive Plan (the “Incentive Plan”), in the form appended to the accompanying proxy statement/prospectus as Annex E. The Edoc Board intends to adopt the Incentive Plan, subject to approval from the shareholders of Edoc, effective immediately prior to the Closing, to be used by the Combined Company after the Closing. The Incentive Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 11: The Incentive Plan Proposal.”

•        Proposal 12 — The ESPP Proposal — To consider and vote on a Proposal by ordinary resolution to approve the Calidi Biotherapeutics, Inc. Employee Stock Purchase Plan (the “ESPP”), in the form appended to the accompanying proxy statement/prospectus as Annex F. The Edoc Board intends to adopt the ESPP, subject to the approval of the Edoc shareholders, effective immediately prior to the Closing for the purpose of providing the Combined Company with the ability to grant eligible employees rights to purchase shares of common stock of the Combined Company after the Closing. The ESPP Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 12: The ESPP Proposal.”

•        Proposal 13 — The Director Appointment Proposal — For holders of Class B ordinary shares, to consider and vote upon a Proposal by ordinary resolution, assuming the Domestication Proposal, the Business Combination Proposal, and the Organizational Documents Proposals are approved, to appoint seven (7) directors, effective upon the Closing. The Director Appointment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 13: The Director Appointment Proposal.”

•        Proposal 14 — The Adjournment Proposal — To consider and vote upon a Proposal by ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the Edoc Board that more time is necessary or appropriate to approve one or more Proposals at the Meeting. The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 14: The Adjournment Proposal.”

The Proposals being submitted for a vote at the Meeting are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex D, a copy of the Merger Agreement. Edoc urges you to read carefully the accompanying proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements.

After careful consideration, the Edoc Board has approved the Merger Agreement and the Business Combination and determined that each of the Proposals to be presented at the Meeting is in the best interests of Edoc and recommends that each of the Edoc shareholders vote or give instruction to vote “FOR” each of the above Proposals on which each such shareholder is entitled to vote.

The existence of financial and personal interests of Edoc’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Edoc and what may be best for a director’s personal interests when determining to recommend that Edoc shareholders vote for the Proposals. See the sections titled “Proposal 2: The Business Combination Proposal — Interests of Edoc’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion.

The record date for the Meeting is [______], 2022. Only holders of record of Class A Ordinary Shares and Class B Ordinary Shares of Edoc at the close of business on the record date are entitled to notice of and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

Edoc’s Class A ordinary shares, rights and warrants are traded on Nasdaq under the symbols “ADOC”, “ADOCR”, and “ADOCW”, respectively. Upon the Closing, Edoc intends to change its name from “Edoc Acquisition Corp.” to “Calidi Biotherapeutics, Inc.” Edoc intends to apply to list its common stock and warrants on Nasdaq under the symbols “[        ]” and “[        ],” respectively, upon the Closing.

Pursuant to Edoc’s Current Charter, an Edoc public shareholder may request that Edoc redeem all or a portion of its public shares for cash if the Business Combination is consummated. Holders of Edoc public shares will be entitled to receive cash for their public shares to be redeemed only if they:

•        hold public shares; and

•        prior to [            ], Eastern Time, on [            ], 2022 (two business days prior to the vote at the Meeting), submit a written request to Edoc’s transfer agent, Continental Stock Transfer & Trust Company (the “Transfer Agent”) that Edoc redeem the applicable public shares for cash and deliver share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

Edoc public shareholders may elect to redeem all or a portion of their public shares regardless of whether they vote affirmatively for or against the Business Combination Proposal, or do not vote at all, provided that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to Edoc in connection with any redemption election in order to validly redeem such Public Shares. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public shareholder properly exercises its right to redeem its public shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, Edoc will redeem each public share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable), divided by the number of then-issued and outstanding public shares. As of March 31, 2022, this would have amounted to approximately $10.27 per public share. If an Edoc public shareholder exercises its redemption rights, then such shareholder will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may not be withdrawn once submitted to Edoc unless the Edoc Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). An Edoc shareholder can make such request by contacting the Transfer Agent at the address or email address listed in the accompanying proxy statement/prospectus. Edoc will be required to honor such request only if made prior to the deadline for exercising redemption requests. See “Meeting of Edoc Shareholders — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if an Edoc public shareholder wishes to redeem its public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13 of the U.S. Securities Exchange Act of 1934, as amended), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Except as follows, each of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Appointment Proposal is interdependent on each other. The Organizational Documents Proposals are conditional upon the Charter Proposal; the Adjournment Proposal is not conditioned on the approval of any other Proposal. If Edoc’s shareholders do not approve each of the Proposals other than the Organizational Documents Proposals, which are advisory in nature, the Business Combination may not be consummated.

Each of the Proposals other than the Domestication Proposal and the Charter Proposal must be approved by ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote on such Proposals at the Meeting, vote at the Meeting. Under the terms of the Current Charter, only holders of Class B Ordinary Shares are entitled to vote on the Director Appointment Proposal.

The Charter Proposal and the Domestication Proposal must be approved by special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. Edoc urges its shareholders to read the accompanying proxy statement/prospectus carefully.

If you have any questions or need assistance voting your Ordinary Shares of Edoc, please contact Edoc’s proxy solicitor, Advantage Proxy, Inc., at:

Advantage Proxy, Inc.
P.O. Box 13581
Des Moines, WA 98198
Toll Free: (877) 870-8565
Collect: (206) 870-8565
Email: ksmith@advantageproxy.com

By Order of the Board of Directors

Kevin Chen Chief Executive Officer

i

ii

FREQUENTLY USED TERMS

In this document:

“Additional Backstop Transferred Founder Shares” means up to an aggregate of 225,940 Founder Shares that have been or may be (as applicable) transferred by the Sponsor to the Backstop Investors, pro rata in accordance with their commitments pursuant to the Backstop Agreements, in up to three installments over a period of up to three months in the event that the Business Combination is not consummated by May 12, 2022, June 12, 2022, and July 12, 2022, respectively.

“Adjournment Proposal” means the Proposal by ordinary resolution to be considered at the Meeting to adjourn the Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by the Edoc Board that more time is necessary or appropriate to approve one or more Proposals at the Meeting.

“Adjusted Merger Consideration” means an amount equal to the sum of (i) the Merger Consideration, plus (ii) the aggregate amount of the exercise prices for all Calidi Stock under In-the-Money Vested Calidi Options in accordance with their terms (and assuming no cashless exercise).

“Administrative Services Agreement” means the agreement commenced on November 9, 2020, between Edoc and the Sponsor, and terminated effective March 31, 2021, pursuant to which, prior to termination, the Sponsor provided certain office space, administrative support and employees to Edoc, in consideration of a fee of $10,000 paid by Edoc to the Sponsor on the date Edoc’s securities became listed on Nasdaq in connection with the IPO.

“Ancillary Documents” means each agreement, instrument or document attached to the Merger Agreement or executed or delivered by any party to the Merger Agreement in connection with or pursuant to the Merger Agreement.

“Apollorion” means Apollorion Global Limited, strategic advisor to Calidi, providing Calidi with the corporate strategy services described in the Apollorion Agreement.

“Apollorion Agreement” means the Strategic Advisory and Consulting Agreement between Calidi and Apollorion, effective as of September 1, 2021, pursuant to which Apollorion provides certain advisory services to Calidi in consideration for certain fixed fees upon set time periods following the occurrence of certain events that have occurred or are expected to occur in the future.

“Aranca” means Aranca US Inc.

“Assumed Options” means the options to purchase shares of Common Stock to be issued to holders of Calidi Options at the Closing pursuant to the terms of the Merger Agreement.

“Backstop Agreements” means the Forward Purchase Agreements and Founder Share Transfer Agreements, each dated February 2, 2022, by and between Edoc and the Backstop Investors.

“Backstop Founder Shares” means all of the Founder Shares date (including the Backstop Transferred Founder Shares and any Additional Backstop Transferred Founder Shares, as applicable) transferred by the Sponsor to the Backstop Investors as of an applicable date.

“Backstop Investors” means each of Sea Otter Securities LLC, Stichting Juridisch Eigendom Mint Tower Arbitrage Fund, Feis Equities LLC, Yakira Capital Management, Inc., and Meteora Capital Partners, LP.

“Backstop Shares” means the aggregate of 2,200,000 Public Shares subject to Backstop Arrangements.

“Backstop Transferred Founder Shares” means the 338,907 Founder Shares that the Sponsor transferred to the Backstop Investors pursuant to the Founder Share Transfer Agreements.

“Business Combination” means the proposed business combination of Edoc with Calidi pursuant to the terms and conditions of the Merger Agreement.

“Business Combination Marketing Agreement” means the letter agreement between Edoc and I-Bankers, dated as of November 9, 2020, pursuant to which I-Bankers agreed to provide certain services related to Edoc’s business combination pursuant to the terms thereof.

“Business Combination Proposal” means the Proposal by ordinary resolution to be considered at the Meeting to approve the Business Combination.

“Bylaws” means the bylaws of the Company to take effect simultaneously with the Closing, in the form included as Annex C to this proxy statement/prospectus, as further described in the “Domestication Proposal” and the “Charter Proposal” sections of this proxy statement/prospectus.

“Calidi or “Calidi Biotherapeutics” means Calidi Biotherapeutics, Inc., a Nevada corporation.

“Calidi Charter” means the Articles of Incorporation of Calidi, as amended and effective under the NRS, prior to the Effective Time.

“Calidi Common Stock” means the common stock, par value $0.0001 per share, of Calidi.

“Calidi Convertible Securities” means, collectively, the Calidi Options, and any other options, warrants or rights to subscribe for or purchase any capital stock of Calidi or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of Calidi.

“Calidi Equity Plan” means the Calidi 2016 Equity Incentive Plan, as amended from time to time.

“Calidi Net Debt” means Company indebtedness (assuming all convertible indebtedness is converted into equity at the Closing and excluding the undrawn portion of the Calidi line of credit included in certain Calidi venture capital debt identified in the Merger Agreement), less cash on the Company’s balance sheet.

“Calidi Stock” means any shares of Calidi Common Stock and Calidi Preferred Stock.

“Calidi Stockholders” means all holders of Calidi Stock immediately prior to the Effective Time.

“Calidi Options” means options to purchase shares of Calidi Common Stock granted pursuant to the Calidi Equity Plan.

“Calidi Optionholders” means all holders of Calidi Options outstanding as of immediately prior to the Effective Time.

“Calidi Preferred Stock” means the preferred stock, par value $0.0001 per share, of Calidi.

“Calidi Preferred Stock Exchange” means the exchange or conversion of Calidi Preferred Stock into Calidi Common Stock immediately prior to the Effective Time, at the applicable conversion ratio (including any accrued or declared but unpaid dividends) as set forth in Calidi’s organizational documents.

“Calidi Securities” means, collectively, the Calidi Stock, the Calidi Options and any other Company Convertible Securities.

“Calidi Security Holders” means all holders of Calidi Securities immediately prior to the Effective Time.

“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Charter Proposal” means the Proposal by special resolution to be considered at the Meeting to replace the Interim Charter with the Proposed Charter.

“Class A Ordinary Shares” or “Class A ordinary shares” means the Class A ordinary shares of Edoc, par value $0.0001 per share prior to the Conversion.

“Class B Ordinary Shares” or “Class B ordinary shares” means the Class B ordinary shares of Edoc, par value $0.0001 per share.

“Closing” means the closing of the Merger and all of the transactions contemplated by the Merger Agreement in accordance with the terms of the Merger Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the shares of common stock, par value $0.0001 per share, of the Company following the Merger, with the rights and preferences and subject to the terms and conditions set forth in the Proposed Charter.

“Common Stock Agreements” means, collectively, all of the agreements giving effect to the Common Stock Investment, including the Common Stock Purchase Agreement, the Common Stock RRA and the other agreements ancillary thereto.

“Common Stock Investor” means Tumim Stone Capital, LLC, a Delaware limited liability company.

“Common Stock Investment” means the issuance and sale by Edoc of the shares of Common Stock pursuant to the terms of the Common Stock Purchase Agreement.

“Common Stock Purchase Agreement” means the Common Stock Purchase Agreement between Edoc and the Common Stock Investor, dated as of March 16, 2022.

“Common Stock RRA” means the Registration Rights Agreement between Edoc and the Common Stock Investor, to be executed by the parties on the Closing of the Common Stock Purchase Agreement.

“Company” or the “Combined Company” refers to Edoc immediately following the Merger, which shall be renamed “Calidi Biotherapeutics, Inc.” upon the Closing.

“Company Board” means the board of directors of the Combined Company subsequent to the completion of the Business Combination.

“Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Target Companies on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time and with respect to the Reference Time that is on the Closing date, Calidi Closing Cash shall be further increased by the amount of Excluded Expenses paid between February 2, 2022 and the Closing Date.

“Company Securities” means securities issued by the Company at or following the Closing.

“Company SAFEs” means the Company’s Simple Agreements for Future Equity that remain outstanding as of immediately prior to the Effective Date.

“Company Shares” means the total number of issued and outstanding shares of Calidi Common Stock, (a) after giving effect to the Calidi Preferred Stock Exchange or otherwise treating shares of Calidi Preferred Stock on an as-converted to Calidi Common Stock basis and (b) treating all outstanding vested in-the-money Calidi Convertible Securities (other than unvested Calidi Options) as fully vested and as if the Calidi Convertible Securities had been exercised as of the Effective Time, but excluding (i) all vested Non-Qualified Stock Options and all unvested Calidi Options and (ii) treasury shares.

“Conversion Ratio” means the quotient obtained by dividing (i) the Per Share Price by (ii) $10.00.

“Current Charter” means Edoc’s current Second Amended and Restated Memorandum and Articles of Association, as may hereafter be amended.

“Delaware Secretary of State” means the Secretary of State of the State of Delaware.

“DGCL” means the Delaware General Corporation Law, as amended.

“Director Appointment Proposal” means the Proposal, to be considered at the Meeting by holders of Class B ordinary shares, to appoint seven (7) directors of the Company, effective upon the Closing.

“Dillion” means M.M. Dillon & Co. Group LLC.

“Dillion Agreement” means the Engagement Letter between Calidi and Dillion, effective as of August 13, 2021, as amended effective as of February 18, 2022, pursuant to which Dillion provided placement agent services in connection with the PIPE Investment and shall be entitled to receive compensation equal to 3% of the total proceeds to Calidi from the PIPE Investment, payable by Calidi at the Closing.

“Domestication” means the transfer by way of continuation of Edoc out of the Cayman Islands, and into the State of Delaware as a Delaware corporation, with the Ordinary Shares of Edoc becoming shares of common stock of Edoc, as a Delaware corporation, under the applicable provisions of the Cayman Islands Companies Act and the DGCL; the term includes all matters and necessary or ancillary changes in order to effect such Domestication, including the adoption of the Interim Charter (contained in Annex A).

“Domestication Proposal” means the Proposal by special resolution to be considered at the Meeting to approve the Domestication.

“DTC” means The Depository Trust Company.

“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.

“Edoc Board” means the board of directors of Edoc.

“Edoc Interim common stock” means the Edoc Interim Class A common stock and Edoc Interim Class B common stock.

“Edoc Interim Class A common stock” means the Class A common stock of Edoc, par value $0.0001 per share, of Edoc following the Domestication, which shares will have the rights and preferences, and otherwise be subject to the terms and conditions set forth in, the Interim Charter.

“Edoc Interim Class B common stock” means the Class B common stock of Edoc, par value $0.0001 per share, of Edoc following the Domestication, which shares will have the rights and preferences, and otherwise be subject to the terms and conditions set forth in, the Interim Charter.

“Edoc Securities” means the ordinary shares, rights and warrants of Edoc, and, after the Domestication, the Edoc Interim common stock and upon the Closing of the Business Combination, the Common Stock, collectively.

“Effective Time” means the time when the Merger is consummated, upon the filing of the Articles of Merger for the merger of Merger Sub with and into Calidi with the Nevada Secretary of State in accordance with the relevant provisions of the NRS.

“EGS” means Ellenoff Grossman & Schole LLP.

“Employment Agreements” mean the employment agreements with certain Calidi employees to be delivered to Edoc in accordance with the terms of the Merger Agreement.

“Escrow Shares” means the 150,000 shares of Class A Common Stock to be held back from distribution at the Closing and, after the Closing, either released to the Calidi Stockholders or returned to Edoc, dependent upon the Post-Closing Adjustment to be determined in accordance with the terms of the Merger Agreement.

“ESPP” means the 2022 Employee Stock Purchase Plan of the Combined Company, the form of which is attached as Annex F.

“ESPP Proposal” means the Proposal by ordinary resolution to be considered at the Meeting to approve the ESPP.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Expenses” means the costs and expenses actually paid in cash any of the Target Companies, including professional fees and expenses of investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors, since February 2, 2022, that are directly applicable and related to the consummation of the transactions contemplated hereby including a reasonable allocation of the Company’s labor expenses and cost reimbursements of its officers, directors, employees and consultants, as such allocation may be mutually agreed by the Parties in good faith and not unreasonably withheld.

“February Extension Meeting” means the extraordinary general meeting of Edoc’s shareholders held on February 9, 2022 to consider a proposed amendment to Edoc’s Current Charter to effect the February 2022 Extension.

“February 2022 Extension” means the extension of the date by which Edoc is required by the terms of the Current Charter to complete an initial business combination from February 12, 2022, to August 12, 2022, as approved by the Edoc shareholders at the February Extension Meeting.

“Financing Agreements” means the Backstop Agreements, the Common Stock Agreements and the PIPE Agreements.

“Forward Share Purchase Agreements” means the agreements between Edoc and the Backstop Investors, dated as of February 2, 2022, pursuant to which the Backstop Investors, among other things, agreed to acquire, and not redeem, certain Edoc Ordinary Shares in connection with the February Extension Meeting and the Meeting, in accordance with the terms thereof.

“Founder Share Transfer Agreements” means the agreements between Edoc and the Backstop Investors, dated as of February 2, 2022, pursuant to which the Backstop Investors agreed not to sell, transfer or seek redemption of the certain Edoc Ordinary Shares and the Sponsor agreed to transfer certain Founder Shares to the Backstop Investors upon the occurrence of events set forth therein.

“Founder Registration Rights Agreement” means the Registration Rights Agreement dated November 9, 2020, by and among Edoc, the investors named therein and I-Bankers.

“Founder Shares” or “founder shares” means Edoc’s Class B ordinary shares initially purchased by the Sponsor in a private placement transaction prior to the IPO and the Class A ordinary shares issuable upon the automatic conversion of the Class B ordinary shares into Class A ordinary shares pursuant to the terms of the Current Charter.

“Founder Shares Lock-Up Period” means the period during which the holders of Founder Shares are subject to transfer restrictions pursuant to the terms of the Insider Letter Agreement.

“GAAP” means U.S. generally accepted accounting principles.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“I-Bankers” are to I-Bankers Securities, Inc., the representative of the underwriters in Edoc’s IPO.

“I-Bankers Units” means the 65,000 units that Edoc sold privately to I-Bankers and/or its designees simultaneously with the closing of the IPO.

“I-Bankers Unit Subscription Agreement” means the unit subscription agreement between Edoc and I-Bankers, dated as of November 9, 2020, pursuant to which, among other things, I-Bankers agrees to certain restrictions on trading of the 65,000 Private Units purchased by them and all of the component securities included in such Private Units and the securities issuable upon exercise of convertible securities included therein.

“I-Bankers Warrants” means the 450,000 warrants that Edoc sold privately to I-Bankers simultaneously with the closing of the IPO, which warrants are exercisable for $12.00 per share, for cash or on a cashless basis, at the holder’s option, at any time commencing on the later of the closing of an initial business combination or August 12, 2022 and terminating on the five year anniversary thereof; provided, that I-Bankers has agreed that neither it nor its designees will be permitted to exercise the warrants after November 9, 2025.

“In-the-Money Vested Calidi Option” means a fully vested Calidi Option with an exercise price less than the Price Per Share.

“Incentive Plan” means the 2022 Equity Incentive Plan of the Combined Company, the form of which is attached as Annex E.

“Incentive Plan Proposal” means the Proposal by ordinary resolution to be considered at the Meeting to approve and adopt the Incentive Plan.

“Initial shareholders” means the Sponsor and any Edoc officer or directors that hold Founder Shares.

“Insider Letter Agreement” means the letter agreement, dated as of November 9, 2020, between Edoc and each of the holders of Founder Shares pursuant to which such holders agree, among other matters, including provisions relating to indemnification of the Trust Account, to (i) vote all Ordinary Shares beneficially owned by them in favor of any business combination of Edoc presented to them, (ii) waive all rights to distributions from the Trust Account with regard to such holder’s Private Shares or Private Units and (iii) agree to the Founder Shares Lock-Up Period with regard to their Private Shares and the Private Units Lock-Up Period with regard to their Private Units.

“Insider Units” means the 414,000 private units that Edoc sold privately to the Sponsor and/or its designees simultaneously with the closing of the IPO.

“Interim Charter” means the certificate of incorporation attached to this proxy statement/prospectus as Annex A and to be adopted upon Domestication.

“Interim Period” means the period between the date of the execution of the Merger Agreement and the Closing (or, if the Merger Agreement is terminated prior to consummation of the Merger, the date of such termination).

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means Edoc’s initial public offering consummated on November 12, 2020.

“IPO Prospectus” means the final prospectus of Edoc, dated as of November 9, 2020, and filed with the SEC on November 12, 2020 (File No. 333-248819).

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Meeting” means the extraordinary general meeting of Edoc, to be held at [        ] a.m. Eastern Time on [_________], 2022, and any adjournments thereof, to consider the proposals described in this proxy statement/prospectus.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of February 2, 2022, by and among Edoc, Merger Sub, the Company, the Purchaser Representative and the Seller Representative, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of February 8, 2022, and as further amended by that certain Second Amendment to Agreement and Plan of Merger, dated as of May 24, 2022, and as it may be further amended or supplemented from time to time. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex D-1 and a first and second amendment to the Merger Agreement is attached as Annex D-2 and Annex D-3, respectively.

“Merger Consideration” means a number of Edoc Securities with an aggregate value equal to Three Hundred and Eighty Million U.S. Dollars ($380,000,000), subject to adjustments for the Company’s closing debt, net of cash (after adjusting for the cash impact of certain Calidi Excluded Cash Expenses), in accordance with the Net Debt Adjustment and, after the Closing, the Post-Closing Adjustment, with each Calidi stockholder receiving for each share of Calidi common stock held (after giving effect to Calidi Preferred Stock Exchange and treating all vested in-the-money Calidi convertible securities as if such securities had been exercised as of immediately prior to the Merger, but excluding all vested non-qualified Calidi stock options, and all unvested Calidi stock options and any Treasury Shares) a number of shares of Common Stock equal to the Conversion Ratio; provided, that, at the Closing, the Escrow Shares will be held back, subject to release or return to Edoc in accordance with the Post-Closing Adjustment.

“Minimum Cash Condition” means the condition to the Closing, which may be waived by Calidi, that, upon the Closing, Edoc have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any backstop arrangement, prior to giving effect to the payment of Edoc’s unpaid transaction expenses or liabilities, at least equal to ten million dollars ($10,000,000).

“Nasdaq” means the Nasdaq Stock Market.

“Nasdaq Proposal” means the Proposal by ordinary resolution to be considered at the Meeting to approve, for the purposes of complying with Nasdaq Rule 5635, the issuance of shares of Common Stock and securities convertible into shares of Common Stock in the Business Combination, the PIPE Investment and the Common Stock Investment.

“Net Debt Adjustment” means the increase or decrease, as applicable, in the Merger Consideration determined by comparing Calidi Net Debt as of the Closing to an amount agreed by Edoc and the Company pursuant to the terms of the Merger Agreement.

“Nevada Secretary of State” means the Secretary of State of the State of Nevada.

“Non-Qualified Stock Option” shall mean a Calidi Option which is not an “incentive stock option” within the meaning of Section 422 of the Code.

“NRS” Nevada Revised Statutes, as amended and in effect from time to time.

“Ordinary Shares” or “ordinary shares” means the Class A ordinary shares and Class B ordinary shares of Edoc prior to the Domestication.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate or articles of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Organizational Documents Proposals” means the six separate charter Proposals (Organizational Documents Proposals 4 — 9) by ordinary resolution to be considered at the Meeting to approve, on an advisory and non-binding basis, certain governance provisions in the Proposed Charter, which vote is not otherwise required by Delaware law, separate and apart from the Charter Proposal, but is required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions.

“PFIC” means a passive foreign investment company.

“Per Share Price” means an amount equal to (i) the Adjusted Merger Consideration divided by (ii) the Company Shares.

“PIPE Agreements” means, collectively, the agreements giving effect to the PIPE Investment, including the PIPE SPA, the PIPE RRA, the PIPE Warrants and any other agreement ancillary thereto.

“PIPE Investor” means 3i, LP, a Delaware limited partnership.

“PIPE Common Shares” means the 500,000 shares of Common Stock to be issued to the PIPE Investor upon consummation of the PIPE Investment in accordance with the PIPE SPA.

“PIPE Investment” means the issuance and sale by Edoc of the PIPE Shares expected to occur concurrently with and as a condition to the consummation of the Business Combination.

“PIPE Preferred Shares” means the 20,000 shares of Edoc’s Series A convertible preferred stock to be issued to the PIPE Investor upon consummation of the PIPE Investment in accordance with the terms of the PIPE SPA.

“PIPE RRA” means the Registration Rights Agreement between Edoc and the PIPE Investor pursuant to which Edoc agreed to take certain actions to register securities to be issued to the PIPE Investor in accordance with the terms of the PIPE Investment Agreements, subject to the terms and conditions contained therein.

“PIPE Shares” means the PIPE Preferred Shares and the PIPE Common Shares.

“PIPE SPA” means Securities Purchase Agreement, dated as of February 2, 2022, as amended of March 15, 2022, between Edoc and the PIPE Investor, pursuant to which, upon consummation of the PIPE Investment, the PIPE Investor will purchase the PIPE Shares.

“PIPE Warrants” means the warrants to purchase up to 2,500,000 shares of Common Stock at an initial exercise price equal $11.50 per share, for a term of three years from the closing date of the PIPE Investment.

“Post-Closing Adjustment” means the increase or decrease, as applicable, in the Merger Consideration determined by comparing the Calidi Net Debt determined as of the Closing Date with the Calidi Net Debt set forth in final Company balance sheet prepared within forty-five (45) of the Closing.

“Preference Shares” or “preference shares” means the preference shares, par value $0.0001 per share, of Edoc prior to the Domestication.

“Private Right” means one right that was included as part of each Private Unit entitling the holder thereof to receive one-tenth (1/10th) of a Class A Ordinary Share upon the consummation by Purchaser of its initial business combination.

“Private Units Lock-Up Period” means the period during which the Private Units are subject to the applicable transfer restrictions set forth in the Insider Letter Agreement.

“Private Units” means the units issued by Purchaser in a private placement to the Sponsor at the time of the consummation of the IPO consisting of one (1) Class A Ordinary Share, one-half (1/2) of a Purchaser Private Warrant and one (1) Private Right.

“Private Warrants” means one whole warrant that was included in as part of each Private Unit, entitling the holder thereof to purchase one half (1/2) of one Class A Ordinary Share at an exercise price of $11.50 per full share.

“Pro Rata Share” means with respect to each Calidi Stockholder, a fraction expressed a percentage equal to (i) the portion of the Stockholder Merger Consideration payable by Edoc to such Calidi Stockholder in accordance with the terms of the Merger Agreement, divided by (ii) the total Stockholder Merger Consideration payable by the Purchaser to all Calidi Stockholders in accordance with the terms of the Merger Agreement.

“Proposed Charter” means the certificate of incorporation of the Combined Company in the form included as Annex B to this proxy statement/prospectus, proposed to be in effect at and following the Closing of the Business Combination, as further described in the “Charter Proposal” section of this proxy statement/prospectus.

“Public Securities” means, collectively, all of the Class A ordinary shares (excluding Class A ordinary shares issued upon conversion of Class B ordinary shares in accordance herewith), public rights and public warrants, together with all Class A ordinary shares issuable upon exchange of the public rights for shares of Common Stock upon consummation of Edoc’s initial business combination and all ordinary shares issuable upon exercise of public warrants (and, after Domestication and the Business Combination, all of the Common Stock and warrants to purchase Common Stock into which any of the foregoing may be converted, or which may be issuable pursuant to or upon exercise of any of the foregoing).

“Private shares,” “private rights” and “private warrants” are to the Class A ordinary shares, rights and warrants, respectively, included within the Private Units.

“Private Units” are to the Insider Units and the I-Bankers Units, which are identical to the units sold in Edoc’s IPO, subject to certain limited exceptions as described in the IPO Prospectus.

“Public rights” means the rights sold as part of the units in the IPO (whether they were subscribed for in the IPO or in the open market).

“Public Shareholder” or “public shareholder” means a holder of public shares, including the initial shareholders and management team, to the extent the initial shareholders and/or members of the management team purchase public shares, provided that each initial shareholder and member of the management team’s status as a “public shareholder” shall only exist with respect to such public shares.

“Public Shares” or “public shares” means the Class A ordinary shares of Edoc sold as part of the units in the IPO (whether they were purchased in such offering or thereafter in the open market).

“Public Warrant” or “public warrants” or “redeemable warrants” means Edoc’s redeemable warrants, each exercisable for one half (1/2) of one Class A ordinary share, with each whole warrant exercisable for $11.50 per share.

“Public Warrant Holders” means the holders of the Public Warrants.

“Purchaser Representative” means the Sponsor, in its capacity as the representative from and after the Closing of the shareholders of Edoc (other than the Calidi Security Holders) for the purposes set forth in the Merger Agreement.

“Record Date” means [____], 2022.

“Redemption” means a redemption of public shares for the Redemption Price.

“Redemption Date” means that date on which holders of public shares may be eligible to redeem their Public Shares for Redemption in accordance with the Current Charter.

“Redemption Price” means an amount equal to the price at which holders of public shares may redeem or convert their ordinary shares for cash in connection with the Business Combination pursuant to the Redemption.

“Registration Rights Agreement” means the registration rights agreement to be entered into prior to the Closing between certain Calidi Stockholders and Edoc.

“Representative Warrants” means the warrants to purchase up to 450,000 Class A ordinary shares issued to I-Bankers as part of compensation for services in connection with Edoc’s IPO.

“Required Date” means August 12, 2022.

“Required Calidi Stockholder Approval” means the vote of the Calidi Stockholders (including any separate class or series vote that is required pursuant to Calidi’s Organizational Documents, any stockholder agreement or otherwise) required to approve the Merger Agreement and each applicable Ancillary Document and all of the transactions contemplated by the Merger Agreement in accordance with Calidi’s Organizational Documents.

“Required Edoc Shareholder Approval” means the vote of Edoc’s shareholders required to approve the Merger Agreement and each applicable Ancillary Agreement and all the transactions contemplated by the Merger Agreement in accordance with Edoc’s Organizational Documents.

“Rights” or “rights” means rights issued by Edoc, with each right entitling the holder thereof to receive one-tenth (1/10th) of one Class A ordinary share upon the consummation of an initial business combination, unless the context otherwise requires another meaning.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Representative” means the Allan Camaisa, in his capacity as the representative from and after the Closing of the Calidi Security Holders for the purposes set forth in the Merger Agreement.

“Series A Certificate of Designation” means the certificate of designation to be incorporated in the Proposed Charter in a form to be agreed upon by Edoc and the PIPE Investor in accordance with the terms of the PIPE SPA.

“Series A Convertible Preferred Shares” means the shares of convertible preferred stock of the Company, par value $0.001 per share, with the terms and conditions set forth in the Series A Certificate of Designation.

“Significant Company Holders” means any Calidi Stockholder who (i) is an executive officer or director of Calidi or (ii) owns more than five percent (5%) of the issued and outstanding shares of Calidi (treating any Calidi Preferred Stock on an as-converted to Calidi Common Stock basis).

“Sponsor” means American Physicians LLC, a Delaware limited liability company, the sole manager of which is Xiaoping Becky Zhang.

“Sponsor Unit Subscription Agreement” means the unit subscription agreement between Edoc and the Sponsor, dated as of November 9, 2020, pursuant to which, among other things, the Sponsor agreed to certain restrictions on trading of the 414,000 Private Units purchased by them and all of the component and underlying securities thereof.

“Stockholder Merger Consideration” means the total portion of the Merger Consideration payable to all Calidi Stockholders as a result of the Merger pursuant to the Merger Agreement.

“Surviving Corporation” means Calidi, as the surviving corporation after the Merger.

“Target Company” means Calidi and its direct and indirect subsidiaries.

“Transactions” means the transactions contemplated by the Merger Agreement.

“Transmittal Documents” means the Letters of Transmittal and other applicable documentation to be delivered by certain Calidi securityholders in accordance with the terms of the Merger Agreement prior, and as a condition, to such Calidi securityholder receiving Merger Consideration, including the Transmittal Documents required to be delivered to the exchange agent by holders of on or prior to the Closing.

“Treasury Shares” means Calidi Securities that are owned by the Company as treasury shares or any Calidi Securities owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time.

“Trust” or “Trust Account” means the Trust Account in which net proceeds from the sale of units in the IPO and the sale of Private Units were placed following the closing of the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of November 9, 2020, by and between Edoc and the Trustee, as well as any other agreements entered into related to or governing the Trust Account, as may be amended or modified.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“Underwriting Agreement” means the Underwriting Agreement dated as of November 9, 2020, between Edoc and I-Bankers, in its capacity as managing underwriter thereunder.

“US Dollars” and “Dollars” and “$” mean to the legal currency of the United States.

“U.S. Holder” means a beneficial owner of Ordinary Shares that is for U.S. federal income tax purposes: (a) an individual citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or (d) a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any share dividend, share subdivisions, share combination, recapitalization or other similar transaction during such period.

“Warrants” means the warrants issued by Edoc, including the Public Warrants and the Private Warrants.

“Warrant Agent” means Continental Stock Transfer & Trust Company, in its capacity as warrant agent under the Warrant Agreement.

“Warrant Agreement” means the Warrant Agreement, dated as of November 9, 2020, between Edoc and the Warrant Agent.

Share Calculations and Ownership Percentages

Unless otherwise specified (including in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to the Company’s stockholders following the Business Combination are for illustrative purposes only and assume the following (certain capitalized terms below are defined elsewhere in this proxy statement/prospectus):

1.      No Public Shareholders exercise their redemption rights in connection with the Closing of the Business Combination, and the balance of the Trust Account as of the Closing is the same as its balance on March 31, 2022 of $27,466,000. Please see the section entitled “Meeting of Edoc Shareholders — Redemption Rights.”

2.      That, prior to the Closing Date, 564,847 Founder Shares (representing the Backstop Transferred Founder Shares, together with the maximum aggregate amount of Additional Backstop Transferred Founder Shares that may be transferred to the Backstop Investors) are transferred by the Sponsor to the Backstop Investors in accordance with the terms of the Backstop Agreements, there are no transfers by the Sponsor of any Edoc securities held by the Sponsor on or prior to the Closing Date and the Sponsor elects to be repaid the unpaid amount of the Sponsor Note in cash.

3.      No holders of Edoc Warrants exercise any of the outstanding Warrants and all of the outstanding rights (each representing a right to receive 1/10 of one share of common stock) as of the date of this proxy statement/prospectus remain outstanding until conversion or exchange for shares of common stock in connection with the Closing in accordance with their terms.

4.      That each of the transactions required to be consummated at or prior to the Closing pursuant to the PIPE Agreements, the Backstop Agreements and the Common Stock Agreements, respectively, is consummated in accordance with its terms in effect as of the date of the proxy statement/prospectus. See “Proposal 2: The Business Combination Proposal — Related Agreements.”

5.      Other than in connection with the PIPE Investment and the issuances to the Calidi Security Holders in accordance with the Merger Agreement, at the time of the Closing, there are no other issuances of equity securities of Edoc prior to or in connection with the Closing and that the number of shares into which the PIPE Preferred Shares are convertible is 2,000,000 (though the actual number of shares into which the PIPE Preferred Shares will be convertible after the Closing is subject to adjustment and beneficial ownership limitation in accordance with the terms of the PIPE Investment agreements).

6.      That none of the Calidi Stockholders exercises appraisal rights in connection with the Closing.

7.      That prior to the Closing, all of 17.3 million shares of Calidi preferred stock outstanding as of March 31, 2022, are converted into shares of Calidi common stock in accordance with the terms of the Merger Agreement.

8.      None of the Calidi Options or Calidi Warrants that are outstanding as of the date of this proxy statement/prospectus are exercised prior to the Closing (other than the approximately 5.4 million vested Qualified Stock Options issued by Calidi that are assumed to be net exercised prior to the Closing and the approximately 4.1 million Calidi Warrants that are expected and assumed to be net exercised prior to the Closing in accordance with their terms). Additionally, as of the Closing Date, there are $1.9 million in principal amount of Calidi convertible notes outstanding, all of which are converted into shares of Calidi Common Stock as of immediately prior to the Effective Time in accordance with their terms and the terms of the Merger Agreement.

9.       That, at the Closing, the Combined Company assumes the following Assumed Options: (i) approximately 11.3 million vested Calidi Non-Qualified Stock Options (before applying the Conversion Ratio) and (ii) approximately 7.7 million unvested Calidi Stock Options (before applying the Conversion Ratio). The approximate total of 19.0 million shares of Common Stock issuable upon exercise of these options are not included in the determination of the number of securities issuable at Closing to Calidi security holders or in the pro forma share or ownership calculations presented herein, except for the vested Calidi Non-Qualified Stock Options which are included only for purposes of the beneficial ownership calculations presented herein.

10.    That, as of the Closing, there are approximately $19.6 million in principal amount of Company SAFEs outstanding, which are converted into shares of Calidi Common Stock as of immediately prior to the Effective Time.

11.    That there is no adjustment to the Merger Consideration on account of Calidi’s Net Debt as of the Closing Date and all of the 150,000 shares of Common Stock held back from payment and deposited into an escrow account at the Closing are released from escrow to the Calidi security holders after the 45 day post-closing net debt true-up period.

TRADEMARKS

Trademarks and logos mentioned herein are the property of their respective owners.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes market and industry data that Edoc and Calidi obtained or derived from internal company reports, independent third party publications and other industry data. Some data are also based on good faith estimates, which are derived from internal company analyses or review of internal company reports as well as the independent sources referred to above. Although both Edoc and Calidi believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. Edoc’s and Calidi’s internal company reports have not been verified by any independent source. Statements as to industry position are based on market data currently available. While Edoc and Calidi are not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, among other things, statements about the parties’ ability to close the Business Combination, the timing of the closing of the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of Edoc, Calidi and the post-combination Company and the period following the consummation of the Business Combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” “target,” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on information available as of the date of this proxy statement/prospectus and on the current expectations, forecasts and assumptions of the management of Edoc and Calidi, involve a number of judgments, risks and uncertainties and are inherently subject to changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Edoc and the following:

•        the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Edoc’s securities;

•        the failure to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of the Business Combination by the shareholders of Edoc, the satisfaction of the other conditions to the Closing by Edoc following any redemptions by its public shareholders and the receipt of certain governmental and regulatory approvals;

•        potential changes to the proposed structure of the Business Combination that may be required or appropriate to achieve the intended tax treatment or to satisfy other legal or regulatory requirements;

•        the potential inability to complete the PIPE Investment;

•        the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•        the potential inability to maintain the listing of Edoc’s securities with Nasdaq;

•        the outcome of any legal proceedings that may be instituted against Calidi or Edoc related to the Merger Agreement or the proposed Business Combination;

•        unanticipated costs related to the transaction and the potential failure to realize anticipated benefits of the proposed Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions;

•        potential exercise of appraisal rights by some Calidi stockholders, which may reduce available cash;

•        the effect of the announcement or pendency of the proposed Business Combination on Calidi’s business relationships, operating results, and business generally;

•        risks that the proposed Business Combination disrupts current plans and operations of Calidi;

•        the need to obtain regulatory approval for Calidi’s product candidates;

•        the risk that preclinical studies and any ensuing clinical trials will not demonstrate that Calidi’s product candidates are safe and effective;

•        the risk that Calidi’s product candidates will have adverse side effects or other unintended consequences, which could impair their marketability;

•        the risk that Calidi’s product candidates do not satisfy other legal and regulatory requirements for marketability in one or more jurisdictions;

•        the risks of enhanced regulatory scrutiny of solutions utilizing oncolytic viruses or human stem cells as a basis;

•        the potential inability to achieve Calidi’s goals regarding scalability, affordability and speed of commercialization of its product candidates;

•        the anticipated need for additional capital to achieve Calidi’s business goals;

•        changes in the industries in which Calidi operates;

•        changes in laws and regulations affecting the business of Calidi;

•        the potential inability to implement or achieve business plans, forecasts, and other expectations after the completion of the proposed transaction; and

•        other factors detailed under the section titled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) and other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. These risks and others described under “Risk Factors” may not be exhaustive.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this proxy statement/prospectus. In addition, even if our results or operations, financial condition and liquidity, and developments in the industry in which we operate are consistent with the forward-looking statements contained in this proxy statement/prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that Edoc or Calidi “believes” and similar statements reflect such party’s beliefs and opinions on the relevant subject. These statements are based upon information available to such party as of the date of this proxy statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that either Edoc or Calidi has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to rely unduly upon these statements.

Before any stockholder grants its proxy, instructs how its vote should be cast or votes on the proposals to be put to the Special Meeting, such stockholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following questions and answers briefly address some commonly asked questions about the Proposals to be presented at the Meeting, including the Proposal to approve the Business Combination, as further described below. The following questions and answers do not include all the information that is important to Edoc’s shareholders. Edoc shareholders are urged to read carefully this entire proxy statement/prospectus, including the annexes and other documents referred to herein.

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are receiving this proxy statement/prospectus in connection with the Meeting. Edoc is holding the Meeting to consider and vote upon the Proposals described below. Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

•        Proposal 1 — The Domestication Proposal — To consider and vote upon a Proposal by special resolution to (a) change the domicile of Edoc pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation, and the de-registration of Edoc in the Cayman Islands (the “Domestication”), prior to the Effective Time; (b) in connection therewith to adopt upon the Domestication taking effect, the certificate of incorporation (the “Interim Charter”), in the form appended to the accompanying proxy statement/prospectus as Annex A, in place of Edoc’s Current Charter currently registered with the Registrar of Companies of the Cayman Islands, which will remove or amend those provisions of Edoc’s Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication; (c) file the Interim Charter with the Secretary of State of Delaware; and (d) de-register as an exempted company in the Cayman Islands under the laws of the Cayman Islands. At the time of the Domestication, simultaneously with the adoption of the Interim Charter, the Edoc board of directors (the “Edoc Board”) intends to adopt Bylaws (the “Bylaws”) in the form appended to this proxy statement/prospectus as Annex C. The Domestication Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 1: The Domestication Proposal.”

         A copy of the Interim Charter is appended to this proxy statement/prospectus as Annex A, and a copy of the Bylaws is appended to this proxy statement/prospectus as Annex C. The Domestication Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 1: The Domestication Proposal.”

•        Proposal 2 — The Business Combination Proposal — To consider and vote upon a Proposal by ordinary resolution to approve the Agreement and Plan of Merger, dated as of February 2, 2022 (as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of February 8, 2022, and as further amended by that certain Second Amendment to Agreement and Plan of Merger, dated as of May 24, 2022, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among Edoc, Edoc Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of Edoc (“Merger Sub”) and Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”), and the transactions contemplated by the Merger Agreement, including (a) the issuance of Edoc securities as merger consideration thereunder (collectively, the “Business Combination”), and (b) Merger Sub merging with and into Calidi (the “Merger”), with Calidi continuing as the surviving entity of the Business Combination and becoming a wholly-owned subsidiary of Edoc as described in more detail in this proxy statement/prospectus. A copy of the Merger Agreement is appended to this proxy statement/prospectus as Annex D-1 and the first and second amendments to the Merger Agreement are attached as Annex D-2 and Annex D-3, respectively. The Business Combination Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 2: The Business Combination Proposal.”

•        Proposal 3 — The Charter Proposal — To consider and vote on a Proposal by special resolution to approve, in connection with the Business Combination, the replacement of the Interim Charter with the proposed first amended and restated certificate of incorporation (the “Proposed Charter”), in the form appended to the accompanying proxy statement/prospectus as Annex B, to be effective upon the consummation of the Business Combination. The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business

Combination Proposal or the Domestication Proposal is not approved, then the Charter Proposal will have no effect, even if approved by Edoc shareholders. The Charter Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 3: The Charter Proposal.”

•        Proposals 4 — 9 — The Organizational Documents Proposals — To consider and vote, on an advisory and non-binding basis, on Proposals by ordinary resolution to approve certain governance provisions in the Proposed Charter. These separate votes are not otherwise required by Delaware law, separate and apart from the Charter Proposal, but are required by Securities and Exchange Commission guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions. The Merger is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal). The Organizational Documents Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “Proposals 4 — 9: The Organizational Documents Proposals.”

•        Proposal 10 — The Nasdaq Proposal — To consider and vote on a proposal by ordinary resolution to approve, for the purposes of complying with Nasdaq Listing Rule 5635, the issuance of shares of Common Stock and securities convertible into shares of Common Stock in the Business Combination, the PIPE Investment and the Common Stock Investment. The Nasdaq Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 10: The Nasdaq Proposal.”

•        Proposal 11 — The Incentive Plan Proposal — To consider and vote on a Proposal by ordinary resolution to approve the Calidi Biotherapeutics, Inc. 2022 Equity Incentive Plan (the “Incentive Plan”), in the form appended to the accompanying proxy statement/prospectus as Annex E. The Edoc Board intends to adopt the Incentive Plan, subject to approval from the shareholders of Edoc, effective immediately prior to the Closing, to be used by the Company after the Closing. The Incentive Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 11: The Incentive Plan Proposal.”

•        Proposal 12 — The ESPP Proposal — To consider and vote on a Proposal by ordinary resolution to approve the ESPP, in the form appended to the accompany proxy statement/prospectus as Annex F. The Edoc Board intends to adopt the ESPP, subject to the approval of the Edoc shareholders, effective immediately prior to the Closing for the purpose of providing the Combined Company with the ability to grant eligible employees rights to purchase shares of common stock of the Combined Company after the Closing. The ESPP Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 12: The ESPP Proposal.”

•        Proposal 13 — The Director Appointment Proposal — For holders of Class B ordinary shares, to consider and vote upon a proposal by ordinary resolution, assuming the Domestication Proposal, the Business Combination Proposal, and the Organizational Documents Proposals are approved, to appoint seven (7) directors, effective upon the Closing. The Director Appointment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 13: The Director Appointment Proposal.”

•        Proposal 14 — The Adjournment Proposal — To consider and vote upon a Proposal by ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the Edoc Board that more time is necessary or appropriate to approve one or more Proposals at the Meeting. This Proposal is referred to as the “Adjournment Proposal,” and, together with the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, the Organizational Documents Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Appointment Proposal, the “Proposals.” The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 14: The Adjournment Proposal.”

         Except as noted below, each of the Proposals is interdependent on each other. The Organizational Documents Proposals are conditional upon the Charter Proposal; the Adjournment Proposal is not conditioned on the approval of any other Proposal. If Edoc’s shareholders do not approve each of the Proposals submitted at the Meeting, other than the Organizational Documents Proposals, which are advisory in nature, the Business Combination may not be consummated.

         Each of the Proposals other than the Domestication Proposal and the Charter Proposal must be approved by ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote on such Proposals at the Meeting, vote at the Meeting. Under the terms of the Current Charter, only holders of Class B Ordinary Shares are entitled to vote on the Director Appointment Proposal.

         Each of the Domestication Proposal and the Charter Proposal must be approved by special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Q:     Why is Edoc proposing the Domestication?

A:     The Edoc Board believes that it would be in the best interests of Edoc to effect the Domestication. For example, the Company would owe certain taxes that would be imposed on the Company if the Company were to conduct an operating business in the United States as a foreign corporation following the Business Combination. In addition, the Edoc Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Company’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures Edoc is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to the Company’s corporate legal affairs.

         The Domestication will not occur unless the Edoc shareholders have approved the Domestication Proposal and the Business Combination Proposal, and upon the Merger Agreement being in full force and effect prior to the Domestication.

Q:     What is involved with the Domestication?

A:     The Domestication will require Edoc to file certain documents in the Cayman Islands and the State of Delaware. At the effective time of the Domestication, Edoc will cease to be an exempted company incorporated under the laws of the Cayman Islands and Edoc will continue as a Delaware corporation. The Current Charter will be replaced by the Interim Charter and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and will be governed by Delaware law.

Q:     How will the Domestication affect my Edoc securities?

A:     Pursuant to the Domestication and without further action on the part of Edoc’s shareholders, each outstanding right to receive Class A ordinary shares of Edoc will become a right to receive shares of Edoc Interim Class A common stock and each outstanding warrant to purchase ordinary shares of Edoc will convert to a warrant to purchase the same number of shares of Edoc Interim common stock.

Q:     What changes are being made to Edoc’s Current Charter in connection with the Domestication?

A:     In connection with the Domestication, Edoc will be filing the Interim Charter with the Secretary of State of the State of Delaware, which amends and removes the provisions of Edoc’s Current Charter that terminate or otherwise become inapplicable because of the Domestication and otherwise provides Edoc’s shareholders with the same or substantially the same rights as they have under the Current Charter. The Proposed Charter, which will be effective as of the Closing, will provide for the following: (1) change the name of Edoc to Calidi Biotherapeutics, Inc., (2) remove or amend those provisions of the Interim Charter which terminate or otherwise cease to be applicable following the Closing, and (3) add new provisions which will be applicable following the Closing. Simultaneously with the adoption of the Interim Charter, the Edoc Board intends to adopt the Bylaws. For a summary of the differences between the Current Charter and the Interim Charter and the Interim Charter and the Proposed Charter, see the sections titled “Proposal 1: The Domestication Proposal” and “Proposal 3: The Charter Proposal.”

Q:     What are the material U.S. federal income tax consequences of the Domestication to U.S. Holders of Ordinary Shares?

A:     For a description of the material U.S. federal income tax consequences of the Domestication, see the description in the section titled “Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Edoc Shareholders.”

Q:     Why is Edoc proposing the Business Combination?

A:     Edoc was incorporated for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities. Since Edoc’s incorporation, the Edoc Board has sought to identify suitable candidates in order to effect such transaction. In its review of Calidi, the Edoc Board considered a variety of factors weighing positively and negatively in connection with the Business Combination. After careful consideration, the Edoc Board has determined that the Business Combination presents a highly attractive business combination opportunity and is in the best interests of Edoc. The Edoc Board believes that, based on its review and consideration, the Business Combination presents an opportunity to increase shareholder value. However, there can be no assurance that the anticipated benefits of the Business Combination will be achieved. Shareholder approval of the Business Combination is required by the Merger Agreement and the Current Charter as well as to comply with Nasdaq Listing Rule 5635.

Q:     What will happen in the Business Combination?

          Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, Edoc will acquire Calidi in a transaction referred to in this proxy statement/prospectus as the Business Combination. At the Closing, among other things, Merger Sub will merge with and into Calidi, with Calidi continuing as the Surviving Corporation. As a result of the Merger, at the Closing, the Combined Company will own 100% of the outstanding stock of Calidi and the Calidi Securityholders will receive the Merger Consideration. The number of shares of newly-issued Common Stock that each Calidi Stockholder (after giving effect to the Calidi Preferred Stock Exchange and treating all vested in-the-money Calidi convertible securities as if such securities had been exercised as of immediately prior to the Merger, but excluding all vested non-qualified Calidi stock options, all unvested Calidi stock options and any Treasury Shares) will receive Common Stock of Edoc, as a result of the Merger, equal to (i) the Per Share Price, divided by (ii) 10.

         Upon the completion of the Domestication and the Business Combination the following shall occur with respect to Edoc’s outstanding securities: (i) each of Edoc’s issued and outstanding ordinary shares will become one share of Common Stock of the Combined Company, (ii) each of Edoc’s issued and outstanding Private Units will separate into its component securities, (iii) each of Edoc’s outstanding rights will become a right to receive one tenth (1/10th) of one share of Common Stock and (iv) each of Edoc’s issued and outstanding warrants will become a warrant to purchase an equal number of shares of Common Stock of the Combined Company. At the Closing, pursuant to the terms of the Interim Charter, each outstanding share of Edoc Interim Class B common stock will automatically convert into one outstanding share of Edoc Interim Class A common stock.

Q:     What will Calidi Securityholders receive in the Business Combination?

A:     Subject to the terms of the Merger Agreement and customary adjustments set forth therein, the aggregate consideration to be delivered to Calidi Securityholders in connection with the Business Combination will be a number of Edoc Securities with an aggregate value equal to $380,000,000, subject to adjustments for Calidi’s closing debt, net of cash (after reversing the cash impact of certain Calidi transaction expenses incurred after February 2, 2022). The number of shares of newly-issued Common Stock constituting the Stockholder Merger Consideration will be determined at the Closing, and calculated based on the number of outstanding shares of Calidi Common Stock (after giving effect to the Calidi Preferred Stock Exchange and treating all vested in-the-money Calidi convertible securities as if such securities had been exercised as of immediately prior to the Merger and excluding Non-Qualified Calidi Options), excluding any Treasury Shares held by such Calidi Stockholder as of immediately prior to the Effective Time, with any fractional shares rounded down to the nearest whole share, multiplied by the Conversion Ratio.

Pursuant to the Merger Agreement, prior to the Effective Time, holders of all outstanding shares of Calidi Preferred Stock will have exchanged or converted, as applicable, their Calidi Preferred Stock into Calidi Common Stock. Calidi Stockholders that have validly exercised appraisal rights pursuant to Section 92A.380 of the NRS (“Dissenting Stockholders”) with respect to shares of Calidi Stock (“Dissenting Shares”) shall not be entitled to receive any portion of the Stockholder Merger Consideration with respect to the Dissenting Shares, unless and until such Dissenting Stockholder has effectively withdrawn or lost such dissenting stockholder’s appraisal rights under the NRS.

Each holder of Calidi Options (whether vested or unvested) will be assumed by Edoc and automatically converted into an Assumed Option, which will substantially be subject to the same terms, conditions and vesting schedule as immediately prior to the Effective Time, provided that such Assumed Option shall be exercisable for the number of shares of Common Stock equal to (as rounded down to the nearest whole number) the number of shares of Calidi Common Stock underlying such Assumed Option multiplied by the Conversion Ratio, at an exercise price per share equal to (rounded up to the nearest whole cent) the exercise price per share of such Calidi Option divided by the Conversion Ratio. For purposes of pro forma ownership calculations including in this filing, unless otherwise noted, it is assumed that all of the outstanding Calidi warrants and all of the outstanding vested Calidi incentive stock options are net exercised prior to the Closing. Shares of Common Stock underlying outstanding unvested Calidi Options and vested Non-Qualified Calidi Options are not included in the determination of the number of securities to be issued to Calidi security holders at the Closing pursuant to the terms of the Merger Agreement.

Any other Calidi Convertible Security other than a Calidi Option, if not exercised or converted prior to the Effective Time, will be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Calidi Stock.

Q:     Will Edoc obtain new financing in connection with the Business Combination?

A:     Yes.

On February 2, 2022, Edoc entered into a Securities Purchase Agreement, as amended as of March 15, 2022 (the “PIPE SPA”) with 3i, LP, a Delaware limited partnership (the “PIPE Investor”) for the purchase and sale of 20,000 shares of newly issued Series A Convertible Preferred Stock (the “PIPE Preferred Shares”) for $1,000 per share for an aggregate purchase price of $20 million and 500,000 shares of Common Stock, par value $0.0001 per share, as amended as of March 16, 2022, (“PIPE Common Shares”), for an aggregate purchase price of $5 million upon the Domestication and concurrently with the Closing of the Business Combination (the “PIPE Investment”). Under the terms of the PIPE Investment, the number of shares of Common Stock into which the PIPE Preferred Shares will convert is subject to adjustment based upon the volume weighted average trading prices of shares of Common Stock during certain time periods after the Closing and the occurrence of certain other events, including, without limitation, suspension of trading and other events of default by the Combined Company, as defined in the PIPE Preferred Shares Certificate of Designation. The closing of the PIPE Investment is conditioned upon, among other things, the listing on the Nasdaq Stock Market and the satisfaction (or waiver) of all conditions precedent to the closing of the Business Combination set forth in the Merger Agreement, as well as other customary closing conditions and deliverables. At the closing of the PIPE Investment, the PIPE Investor will also be issued a warrant to purchase up to an additional 2,500,000 shares of Common Stock at an initial exercise price equal $11.50 per share, for a term of three years from the closing date of the PIPE Investment. On March 16, 2022, the parties to the PIPE SPA executed an amendment clarifying some of the terminology used in the PIPE SPA and specifying that the Company may introduce additional investors to the PIPE Investor who may want to participate as a co-investor with the PIPE Investor. After a thirty (30) day period from the Closing, in the event that the volume weighted average price (“VWAP”) for the five days prior to conversion of the PIPE Preferred Shares is less than the fixed conversion price of $10.00 per share, or other triggering events, the PIPE Preferred Shares are entitled to convert at a price equal to 90% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the two (2) trading days with the lowest VWAP of the Common Stock during the ten (10) consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, divided by (II) two (2), but not less than 20% of the fixed conversion price, or if forty five days after the closing the Common Stock the average daily dollar volume for a ten day period is less than $4,000,000, then the PIPE Preferred Shares are entitled to convert at the lower of the fixed conversion price or 80% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the two (2) trading days with the lowest VWAP of the Common Stock during the ten (10) consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, divided by (II) two (2) but not less than 20% of the fixed conversion price. In addition, the PIPE Warrants provide for an adjustment to the exercise price of the warrant in the event of a “new issuance” of Common Stock, or common stock equivalents, at a price less than the applicable exercise price of the PIPE Warrant. The adjustment is a “full ratchet” adjustment in exercise price of the PIPE Warrant equal to the new issuance price. For additional information, see “Proposal 2: The Business Combination Proposal — Related Agreements — PIPE Investment.”

Additionally, on March 16, 2022, Edoc also entered into the Common Stock Purchase Agreement with the Common Stock Investor, pursuant to which Edoc has the right to sell to the Common Stock Investor up to $75,000,000 in shares of Common Stock, subject to the terms and conditions contained in the Common Stock Purchase Agreement, and Edoc is obligated to issue. 150,000 shares of Common Stock (the “Commitment Shares”) to the Common Stock Investor as consideration for entering into the Common Stock Agreement. The issuance of securities pursuant to the Common Stock Purchase Agreement is contingent upon, among other things the closing of the Business Combination and the PIPE Investment. The purchase price of the shares of Common Stock that the Combined Company may elect sell to the Common Stock Investor (a “VWAP Purchase”) from time to time under the terms of the Common Stock Purchase Agreement will be determined by reference to the lowest daily VWAP of the Common Stock during the three (3) consecutive trading days beginning on the applicable VWAP Purchase Exercise Date for such VWAP Purchase, multiplied by 0.960 (representing a discount to the market price of such shares as of the date such VWAP Purchase by the Common Stock Investor). There is no upper limit on the price per share that the Common Stock Investor could be obligated to pay for the Common Stock under the Common Stock Purchase Agreement. For each VWAP Purchase, the Combined Company will be limited to a number of shares of Common Stock equal to the lesser of (i) the product obtained by multiplying (A) the average daily trading volume in the Common Stock on the Nasdaq Stock Market (or any nationally recognized successor thereto, collectively, “Nasdaq”) during the five (5) trading days immediately preceding the applicable VWAP Purchase Exercise Date for such VWAP Purchase and (B) 0.30, and (ii) the quotient obtained by dividing (A) $10,000,000 by (B) the VWAP of the Common Stock on Nasdaq on the trading day immediately preceding the applicable VWAP Purchase Exercise Date for such VWAP Purchase. See “Proposal 2: The Business Combination Proposal — Related Agreements — Common Stock Investment.”

Q:     Did the Edoc Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     Yes, Edoc’s Board obtained a fairness opinion in connection with its determination as whether to proceed with the business combination. For a description of the opinion issued by Aranca to the Edoc Board, please see “Proposal 2: The Business Combination Proposal — Engagement of Aranca.”

Q:     What equity stake will current Public Shareholders, the Sponsor, the initial shareholders and the Calidi Stockholders hold in the Company immediately after the completion of the Business Combination?

A:     Upon the completion of the Transaction (assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination and the other assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”), the Public Shareholders will own approximately 2.9% of the outstanding shares of the Combined Company; the Backstop Investors will own approximately 5.9% of the outstanding shares of the Combined Company; the Sponsor and initial shareholders, together with the Representative, will own approximately 4.9% of the outstanding shares of the Combined Company; the Calidi Stockholders will own approximately 80.7% of the outstanding shares of the Combined Company and approximately 5.6% of the outstanding shares of the Combined Company will be held by the PIPE Investor and the Common Stock Investor.

If any of the Public Shareholders exercise their redemption rights, the percentage of the Combined Company’s outstanding common stock held by the Public Shareholders will decrease and the percentages of the Combined Company’s outstanding common stock held by the Sponsor and by the Calidi Stockholders will increase, in each case relative to the percentage held if none of the Public Shares are redeemed. If any of the Public Shareholders as of May 20, 2022 redeem their Public Shares at Closing in accordance with the Current Charter but continue to hold Public Warrants after the Closing, the aggregate value of the Public Warrants that may be retained by them, based on the closing trading price per Public Warrant as of May 20, 2022, would be $180,000, regardless of the amount of redemptions by the Public Shareholders. Upon the issuance of Common Stock in connection with the Business Combination, the percentage ownership of the Combined Company by Public Shareholders who do not redeem their Public Shares will be diluted. Public Shareholders that do not redeem their Public Shares in connection with the Business Combination will experience further dilution upon the exercise of Public Warrants that are retained after the Closing by redeeming Public Shareholders. The percentage of the total number of outstanding shares of Common Stock that will be owned by Public Shareholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination. The following table illustrates varying beneficial ownership levels in the Combined Company, as well as possible sources and extents of dilution for non-redeeming Public Shareholders, assuming no redemptions by Public Shareholders, redemption of 50% of outstanding Public Shares and redemption of 473,242 Public Shares in connection with the Business Combination (representing the maximum number of Public Shares that may be redeemed at the Closing assuming fulfilment of contractual obligations not to redeem) Edoc Shares at the Closing, as further described under the heading “Unaudited Pro Forma Condensed Combined Financial Information”:

	No Redemption		50% Redemption		Maximum Redemption
	Class A Ordinary Shares	%	Class A Ordinary Shares	%	Class A Ordinary Shares	%
Stockholders
Calidi stockholders	38,000,000	80.7%	38,000,000	81.1%	38,000,000	81.5%
Edoc public stockholders(1)	1,373,242	2.9%	1,136,621	2.5%	900,000	2.0%
Backstop Investors	2,764,847	5.9%	2,764,847	5.9%	2,764,847	5.9%
Shares held by Sponsor(2)	2,140,553	4.6%	2,140,553	4.6%	2,140,553	4.6%
PIPE investor	2,500,000	5.3%	2,500,000	5.3%	2,500,000	5.4%
Common Stock Investor	150,000	0.3%	150,000	0.3%	150,000	0.3%
Representative Shares(3)	146,500	0.3%	146,500	0.3%	146,500	0.3%
Total shares of Common Stock outstanding at closing of the Transaction	47,075,142	100.0%	46,838,521	100.0%	46,601,900	100.0%

____________

(1)      Includes shares underlying rights held by public stockholders.

(2)      Includes Class A shares and Class A shares underlying rights included in Private Units held by Sponsor, together with Class A shares into which the Founders Shares will convert at Closing, after taking into account transfers of Backstop Transferred Founder Shares and the aggregate maximum amount of Additional Backstop Transferred Founder Shares by the Sponsor to the Backstop Investors pursuant to the Backstop Agreements.

(3)      Includes Class A shares and Class A shares underlying rights included in Private Units held by Representative.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section titled “Frequently Used Terms — Share Calculations and Ownership Percentages” and the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” Should one or more of the assumptions prove incorrect, actual or ownership percentages in the Combined Company may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.

Q:     What interests do Edoc’s initial shareholders, Sponsor, directors, officers and advisors have in the Business Combination?

A:     In considering the recommendation of Edoc’s Board to vote in favor of the Business Combination, Public Shareholders should be aware that, aside from their interests as shareholders, Edoc’s initial shareholders, Sponsor, directors and officers and advisors have interests in the Business Combination that are different from, or in addition to, those of Edoc’s other shareholders generally. Edoc’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to Edoc’s shareholders that they approve the Business Combination. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that the Sponsor paid approximately $0.01 per share, or an aggregate of $25,000, for the 2,250,000 Founder Shares initially held by the Sponsor (a portion of which have or may be transferred to the Backstop Investors pursuant to the terms of the Backstop Agreements), which are shares of Class B Ordinary Shares that will automatically convert into Class A Ordinary Shares upon consummation of an initial business combination and which will have a significantly higher value at the time of the Business Combination, if it is consummated. Based on the closing trading price of Class A ordinary shares on May 20, 2022, the aggregate value of the Founder Shares as of the same date is approximately $23 million. If Edoc does not consummate the Business Combination or another initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), and Edoc is therefore required to be liquidated, these shares would be worthless, as the Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the purchase price of approximately $0.01 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the share price of the Combined Company after the Closing falls below the price initially paid for the Units in the IPO and the Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

•        the fact that the Sponsor paid $10.00 per Private Unit, or an aggregate of $4,140,000, for the 414,000 Private Units acquired by the Sponsor in a private placement simultaneous with the IPO. If Edoc consummates the Business Combination, the shares that are components of the Private Units, the shares issuable pursuant to the Private Rights included in the Private Units and the shares issuable upon exercise of the Private Warrants included in the Private Units will be converted into shares of Common Stock of the Combined Company of the Class A Ordinary Shares at the time of the Business Combination. However, if Edoc does not consummate Business Combination or another business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), and Edoc is therefore required to be liquidated, these securities may be worthless;

•        the fact that I-Bankers or its designees own 75,000 Class A ordinary shares (the “Representative Shares”), issued to them for nominal consideration in connection with the IPO, 450,000 Private Warrants (the “Representative Warrants”), and 65,000 Private Units (the “Representative Units”), purchased by I-Bankers for $10.00 per Private Unit. If Edoc consummates the Business Combination, the Representative Shares, the shares issuable pursuant to the Representative Warrants, the shares that are components of the Representative Units, the shares issuable pursuant to the Private Rights included in the Representative Units and the shares issuable pursuant to the Private Warrants included in the Representative Units will have a significantly higher value at the time of the Business Combination. However, if Edoc does not consummate Business Combination or another business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), and Edoc is therefore required to be liquidated, these securities may be worthless;

•        the fact that if the Trust Account is liquidated, including in the event Edoc is unable to complete an initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), the Sponsor has agreed to indemnify Edoc to the extent necessary to preserve the Funds in the Trust Account, provided that such obligation shall only apply to the extent necessary any such claims for services rendered or contracted for or products sold to Edoc, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.17 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay Edoc’s tax obligations, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Edoc’s indemnity of the underwriters of Edoc’s IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that Edoc’s initial shareholders, I-Bankers and the Sponsor have waived their rights to receive distributions from the Trust Account with respect to their Private Shares and Private Units upon Edoc’s liquidation if Edoc is unable to consummate its initial business combination;

•        the fact that Edoc’s initial shareholders have agreed, pursuant to the Insider Letter Agreement with Edoc, not to exercise their redemption rights with respect to the Founder Shares and shares included in Private Units held by them;

•        the fact that, Edoc may not be able to reimburse its officers, directors or their affiliates for expenses incurred by them related to investigating, negotiating and completing an initial business combination unless the Business Combination or another initial business combination is consummated. As of March 16, 2022, there are no unpaid expenses reimbursable to Edoc’s directors, officers or affiliates at the Closing. However, in the future, officers, directors or their affiliates may incur additional expenses for which they expect to be reimbursed at the closing of a business combination. There is no limit on the amount of out-of-pocket expenses reimbursable by Edoc. However, if Edoc fails to consummate a business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), Edoc’s officers, directors and their affiliates will not have any claim against the Trust Account for reimbursement. Accordingly, Edoc may not be able to reimburse these expenses, if any, if the Business Combination or another business combination is not completed by such date;

•        the fact that, pursuant to the Business Combination Marketing Agreement entered into by Edoc and I-Bankers in connection with the IPO, upon consummation of the Business Combination, a transaction fee equal to 2.75% of the gross proceeds received by Edoc in the IPO, or $2,475,000, (the “I-Bankers Transaction Fee”), will be payable to I-Bankers and I-Bankers will also be reimbursed for all reasonable and documented costs and expenses associated with services performed by I-Bankers. Pursuant to the Business Combination Marketing Agreement, I-Bankers agreed to perform certain services in connection with Edoc’s initial business combination, including communicating with existing shareholders and introducing Edoc to potential investors to purchase Edoc’s securities in connection with a potential business combination, including the Backstop Investors. If Edoc does not consummate a business combination, the I-Bankers Transaction Fee and any reimbursement to the I-Bankers for costs and expenses associated with services performed by I-Bankers shall not be due or payable. Accordingly, I-Bankers has an interest in Edoc completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, I-Bankers will not receive the I-Bankers Transaction Fee or have their expenses reimbursed;

•        the fact that, in connection with the Sponsor depositing $900,000 (the “Extension Payment”) into Edoc’s Trust Account in order to extend the period of time Edoc had to consummate an initial business combination by three months from November 12, 2021 to February 12, 2022, Edoc issued to the Sponsor an unsecured promissory note having a principal amount equal to the amount of the Extension Payment (the “2021 Sponsor Note”). The 2021 Sponsor Note bears simple interest at 4% per annum and will be due and payable (subject to the waiver against trust provisions) on the earlier of (i) the date on which Edoc’s initial business combination is consummated and (ii) the date of the liquidation of Edoc. In the event an initial business combination is consummated, the 2021 Sponsor Note may be repaid, at the Sponsor’s discretion, (i) in cash or (ii) in units exercisable for shares of Edoc’s Ordinary Shares, based on a conversion price of $10.00 per unit. The terms of any such units will be identical to the terms of Private Units and the holder of such units will be entitled to certain demand and piggyback registration rights identical to the rights contained in the Registration Rights Agreement. By contrast, if Edoc is unable to consummate an initial business combination and is forced to liquidate, the 2021 Sponsor Note and the 2022 Sponsor Note (as defined below) would be due upon the winding up of Edoc and the affiliates of Edoc that contributed funds to the Sponsor in connection therewith would be repaid for their contributions. Upon consummation of the Business Combination, if the 2021 Sponsor Note is converted into units, then Edoc shall promptly deliver one or more new duly executed note(s) to the Sponsor in the principal amount that remains outstanding, if any, after any such conversion;

•        the fact that, Edoc issued to the Sponsor an unsecured promissory note in the principal amount of up to $750,000 (the “2022 Sponsor Note”). The 2022 Sponsor Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which Edoc’s initial business combination is consummated and (ii) the date of the liquidation of Edoc. At the election of the Sponsor, up to $600,000 of the unpaid principal amount of the 2022 Sponsor Note may, in the event an initial business combination is consummated, be converted into such number of units of Edoc, with each unit consisting of one Class A Ordinary Share, one right exchangeable for one-tenth of one Class A Ordinary Share and one warrant exercisable for one-half of one Class A Ordinary Share, equal to (x) the portion of the principal amount of the 2022 Sponsor Note being converted, divided by (y) $10.00, rounded up to the nearest whole number of units. The terms of any such units will be identical to the terms of Private Units and the holder of such units will be entitled to certain demand and piggyback registration rights identical to the rights contained in the Registration Rights Agreement. By contrast, if Edoc is unable to consummate an initial business combination and is forced to liquidate, the 2021 Sponsor Note and the 2022 Sponsor Note (as defined below) would be due upon the winding up of Edoc and the affiliates of Edoc that contributed funds to the Sponsor in connection therewith would be repaid for their contributions. Upon consummation of the Business Combination, if the 2022 Sponsor Note is converted into units, then Edoc shall promptly deliver one or more new duly executed note(s) to the Sponsor in the principal amount that remains outstanding, if any, after any such conversion; and

•        the fact that, if Edoc is unable to consummate the Business Combination or another initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), the initial shareholders or their affiliates who contributed funds to Edoc in advance of such extensions, in consideration for promissory notes, would be repaid such amounts due under the promissory note.

         Please also see the sections “Proposal 2: The Business Combination Proposal — Interests of Edoc’s Directors and Officers and Others in the Business Combination,” “Certain Other Benefits in the Business Combination,” “Certain Relationships and Related Party Transactions” and “Beneficial Ownership of Securities” for more information on the interests and relationships of Edoc’s initial shareholders, Sponsor, Edoc’s current officers and directors, Edoc’s advisors and Calidi in the Business Combination.

Q:     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:     After completion of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who exercise redemption rights and, after paying the Redemptions, a portion will be used to pay transaction expenses incurred in connection with the Business Combination, including fees payable by Edoc in an aggregate estimated amount of $2,475,000, excluding expense reimbursements payable to I-Bankers, and for working capital and general corporate purposes of Edoc and its subsidiaries. Such funds may also be used to reduce the indebtedness and certain other liabilities of Edoc and its subsidiaries. As of March 31, 2022, there were investments and cash held in the Trust Account of approximately $27.5 million. These funds will not be released until the earlier of the completion of the Business Combination or the Redemption of the Public Shares if Edoc is unable to complete a Business Combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter).

Q:     What happens if a substantial number of Edoc’s Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:     Edoc’s Public Shareholders may vote in favor of the Business Combination and still exercise their redemption rights, provided that Edoc, after payment of all such redemptions and expenses, has at least $5,000,001 in net tangible assets upon the Closing. The Business Combination may be completed even though the funds available from the Trust Account and the number of Public Shareholders are substantially reduced as a result of redemptions by Public Shareholders.

         It is a condition, which may be waived by the parties to the Merger Agreement, that Edoc shall have, at the Closing, funds remaining in the Trust Account (after giving effect to the completion and payment of any redemptions) and the proceeds of any backstop arrangement, prior to paying any of Edoc’s expenses and liabilities due at the Closing of at least $10,000,000. If the Business Combination is completed notwithstanding Redemptions, the Company will have fewer Public Shares and Public Shareholders, the trading market for the Company’s securities may be less liquid and the Company may not be able to meet the minimum listing standards for a national securities exchange. Furthermore, the funds available from the Trust Account for working capital purposes of the Company after the Business Combination may not be sufficient for its future operations or any future potential acquisitions the Company may pursue and may not allow the Company to reduce the Company’s indebtedness and/or pursue its strategy for growth.

Q:     What conditions must be satisfied to complete the Business Combination?

A:      Unless waived by the parties to the Merger Agreement, and subject to applicable law, the consummation of the Business Combination is subject to a number of mutual conditions set forth in the Merger Agreement including, among other things, (i) approval of the shareholders or stockholder, as applicable, of Edoc and Calidi, respectively; (ii) expiration of any applicable waiting period under any antitrust laws; (iii) receipt of requisite consents from governmental authorities to consummate the Transactions, and receipt of specified requisite consents from other third parties to consummate the Transactions; (iv) the absence of any law or order that would prohibit the consummation of the Transactions; (v) upon the Closing, after giving effect to the completion of the Redemption and the PIPE Investment, Edoc shall have net tangible assets of at least $5,000,001; (vi) upon the Closing, Edoc shall have cash and cash equivalents, including funds remaining in Edoc’s trust account and the proceeds of any PIPE Investment, after giving effect any Redemptions but prior to the payment of Edoc’s unpaid expenses or liabilities, of at least equal to $10,000,000; (vii) the absence of any pending claim, demand, action, litigation complaint, or other proceeding by or before a governmental authority seeking to enjoin the consummation of the Merger and the other Transactions; (viii) the Domestication having been consummated; (ix) the members of the Company Board shall have been elected or appointed as of the Closing; (x) the effectiveness of the Registration Statement; (xi) the shares of Edoc common stock to be issued as Merger Consideration shall have been approved for listing on the Nasdaq, including satisfaction of Nasdaq’s 300 round lot stockholder requirement or alternatively if mutually agreed by Edoc and Calidi such shares shall have been approved for listing on the NYSE; and (xii) the amount of debt or other liabilities of Edoc shall not exceed $1,650,000 and if so exceeded, then the Sponsor shall have executed documents reasonably satisfactory to Calidi and its counsel that any such excess liabilities have been forgiven.

         In addition, unless waived by Calidi, the obligations of Calidi to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Edoc of customary certificates and other Closing deliverables: (i) the representations and warranties of Edoc being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Edoc having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Edoc since the date of the Merger Agreement which is continuing and uncured; and (iv) Calidi having received a Lock-Up Agreement for each Significant Company Holder, duly executed by Edoc and the Purchaser Representative, and each lock-up shall be in full force and effect as of the Closing.

         Unless waived by Edoc, the obligations of Edoc and Merger Sub to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Calidi of customary certificates and other Closing deliverables: (i) the representations and warranties of Calidi being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Calidi having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Calidi and its subsidiaries, taken as a whole, since the date of the Merger Agreement which is continuing and uncured; (iv) Edoc having received a copy of the Calidi’s charter certified by the Secretary of State of the State of Nevada no more than ten business days prior to the Closing date; (v) Edoc having received a duly executed opinion from Calidi’s local counsel in Germany addressed to Edoc and dated as of the Closing date; (vi) Edoc having received a Lock-Up Agreement for each Significant Company Holder, duly executed by such Significant Company Holder, and each lock-up shall be in full force and effect as of the Closing; and (vii) Edoc shall have received evidence reasonably acceptable to Edoc that Calidi shall have converted, terminated, extinguished and cancelled in full any outstanding convertible securities or commitments therefor, other than the Calidi options. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated.

For a further discussion of conditions to consummating the Business Combination, please see “Proposal 2: Business Combination Proposal.”

Q:     What happens if the Business Combination is not consummated?

A:     If Edoc is not able to complete the Business Combination or another initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), Edoc may be forced to cease all operations and liquidate. If Edoc is unable to complete an initial business combination by the Required Date, Edoc will cease all operations except for the purpose of winding up and redeeming its Public Shares and liquidating the Trust Account, in which case Edoc’s public shareholders may only receive the amount in the Trust Account as of the applicable Redemption Date, less up to $100,000 of interest to pay dissolution expenses and net of taxes payable, which would be only approximately $10.27 per share, based on the amount held in the Trust Account as of March 31, 2022, and Edoc’s warrants and rights will expire worthless. In addition, certain services fees payable by Edoc to I-Bankers in an estimated amount of $2,475,000, excluding expense reimbursements, if any, would not be paid if Edoc does not consummate an initial business combination.

Q:     When do you expect the Business Combination to be completed?

A:     It is currently anticipated that the Business Combination will be consummated as soon as practicable following the Meeting, which is set for [            ]; however, (i) such meeting could be adjourned if the Adjournment Proposal is adopted by Edoc’s shareholders at the Meeting and the Edoc Shareholders elect to adjourn the Meeting to a later date or dates not later than August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, any of Proposals has not been approved, and (ii) the Closing will not occur until all conditions set forth in the Merger Agreement are satisfied or waived. For a description of the conditions for the completion of the Business Combination, see “Proposal 2: The Business Combination Proposal — The Merger Agreement — Conditions to Closing.”

Q:     What Proposals are shareholders being asked to vote upon?

A:     The Proposals are:

•        Proposal 1: The Domestication Proposal

•        Proposal 2: The Business Combination Proposal

•        Proposal 3: The Charter Proposal

•        Proposal 4 – 9: The Organizational Documents Proposals

•        Proposal 10: The Nasdaq Proposal

•        Proposal 11: The Incentive Plan Proposal

•        Proposal 12: The ESPP Proposal

•        Proposal 13: Director Appointment Proposal

•        Proposal 14: The Adjournment Proposal

Pursuant to the terms of Edoc’s Current Charter, only holders of Class B ordinary shares have the right to appoint directors to Edoc’s Board prior to the consummation of Edoc’s initial business combination. Accordingly, the Director Appointment Proposal is being presented for a vote only by the holders of Class B ordinary shares. If Edoc’s shareholders do not approve each of the Proposals, then the Business Combination may not be consummated.

In addition, as required by applicable SEC guidance, to give shareholders the opportunity to present their views on important corporate governance provisions, Edoc is requesting that its shareholders vote, on a non-binding advisory basis, upon the Organizational Documents Proposals to approve certain governance provisions contained in the Proposed Charter that materially affect shareholder rights, and will be adopted when the Proposed Charter replaces the Interim Charter, if the Charter Proposal is approved by the shareholders, after the Interim Charter replaces the Current Charter upon Domestication. See “Proposal 3: The Charter Proposal.” These separate votes are not otherwise required by Delaware law separate and apart from the Charter Proposal, but pursuant to SEC guidance, Edoc is required to submit these provisions to its shareholders separately for approval. However, the shareholder votes regarding these Proposals are advisory votes, and are not binding on Edoc or the Edoc Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal).

         After careful consideration, the Edoc Board has approved the Merger Agreement and the Transactions and determined that the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, each of the Organizational Documents Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Appointment Proposal and the Adjournment Proposal each is in the best interests of Edoc and recommends that you vote “FOR” or give instruction to vote “FOR” each of these Proposals.

         THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q:     What material negative factors did the Edoc Board consider in connection with the Business Combination?

A:     Among the material negative factors that the Edoc Board considered in its evaluation of the Business Combination were the risk that the potential Business Combination may not be fully achieved or that the Business Combination may not be consummated and the risk that Calidi may not be able to commercialize any of its current product candidates or secure the rights or means to obtain the rights to alternative product candidates in the future (including because of insufficient access to capital) or that future preclinical studies or clinical trials may fail to demonstrate adequately the safety and efficacy of Calidi product candidates, preventing or delaying development, regulatory approval and commercialization of Calidi products. The Edoc Board took into consideration that Calidi will need sufficient access to capital to fund the development of its product candidates and, if the Combined Company’s market price fall and the Combined Company is required to make payments to the Backstop Investors, this may impact Calidi’s ability to obtain the necessary funding on a timely basis, if at all. Calidi expects to utilize proceeds from the PIPE Investment and may utilize funds generated by sales of shares in connection with the Common Stock Investment, to the extent available, to fund product development efforts and may also engage in other efforts to raise capital after the Business Combination is consummated. These factors are discussed in greater detail in the section titled “Proposal 2: The Business Combination Proposal — Edoc Board’s Reasons for the Approval of the Business Combination,” as well as in the sections titled “Risk Factors — Risks Relating to Edoc and the Business Combination” and “Risk Factors—Risks Relating to Calidi’s Business.”

Q:     Do I have redemption rights?

A:     Pursuant to Edoc’s Current Charter, Edoc’s Public Shareholders may request that Edoc redeem all or a portion of their Public Shares if the Business Combination is consummated, subject to certain limitations, for cash equal to the applicable redemption price; provided, however, that Edoc may not redeem such shares to the extent that such redemption would result in Edoc having net tangible assets (as determined under the Exchange Act) of less than $5,000,001 upon the completion of the Business Combination.

         You will be entitled to receive cash for any Public Shares to be redeemed only if you:

•        hold Public Shares; and

•        prior to [         ], Eastern Time, on [          ], 2022 (two business days prior to the vote at the Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, Edoc’s transfer agent, that Edoc redeem your share certificates (if any) and other redemption forms and deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

         Public Shareholders may seek to have their shares redeemed regardless of (i) whether or not they vote on any of the Proposals, (ii) if they vote, whether they affirmatively vote for or against the Business Combination, and (iii) whether or not they were holders of Edoc Ordinary Shares as of the Record Date or acquired their shares after the Record Date.

         The redemptions will be effectuated in accordance with the Current Charter and Cayman Islands law. Any Public Shareholder who holds Ordinary Shares of Edoc on or before [_____], 2022 (two (2) business days before the Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, including any interest earned on the Trust Fund not previously released to Edoc (net of taxes payable), calculated as of two business days prior to the completion of the Business Combination, provided that such Public Shareholders follow the procedures provided for exercising such redemption set forth in the Current Charter, as described below, by such date. However, the proceeds held in the Trust Account could be subject to claims that could take priority over those of Public Shareholders exercising redemption rights, regardless of whether such holders affirmatively vote for or against the Business Combination Proposal, or do not vote at all, and whether such holders are holders of Edoc Ordinary Shares as of the Record Date. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. A Public Shareholder will be entitled to receive cash for these shares only if the Business Combination is completed. Holders of warrants will not have redemption rights.

Further, each Public Shareholder, together with any affiliate or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by Edoc. Any Public Shareholder who holds less than 15% of the Public Shares may have all of the Public Shares held by him or her redeemed for cash.

         If a Public Shareholder has exercised its redemption rights with respect to public shares, but the Business Combination is not completed, the Redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate.

Q:     How do I exercise my redemption rights?

A:     Pursuant to Edoc’s Current Charter, a Public Shareholder may request that Edoc redeem all or a portion of its Public Shares for cash if the Business Combination is consummated, subject to certain limitations, for cash equal to the applicable Redemption Price; provided, however, that Edoc may not redeem such shares to the extent that such redemption would result in Edoc having net tangible assets (as determined under the Exchange Act) of less than $5,000,001 upon the completion of the Business Combination.

•        You will be entitled to receive cash for any Public Shares to be redeemed only if you:

•        hold Public Shares; and

•        prior to [            ], Eastern Time, on [            ], 2022 (two business days prior to the vote at the Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, Edoc’s transfer agent, that Edoc redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

         Public shareholders may elect to redeem all or a portion of their public shares regardless of whether they vote affirmatively for or against the Business Combination Proposal, or do not vote at all, provided that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to Edoc in connection with any redemption election in order to validly redeem such Public Shares.

         Any request for Redemption, once made by a Public Shareholder, may not be withdrawn once submitted to the Company unless the Edoc Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). You may make such request by contacting Edoc’s Transfer Agent at the phone number or address listed at the end of this section.

         Any corrected or changed written demand of redemption rights must be received by Edoc’s Chief Executive Officer two business days prior to the vote taken on the Business Combination at the Meeting. No demand for Redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Meeting.

         Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates and other redemption forms should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Edoc’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Edoc does not have any control over this process and it may take longer than two weeks. Public Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

         If a Public Shareholder properly demands redemption as described above, then, if the Business Combination is completed, Edoc will redeem the shares subject to the redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption rights, then you will be exchanging your Edoc shares for cash and will no longer own these shares following the Business Combination.

         If you are a Public Shareholder and you exercise your redemption rights, it will not result in either the exercise or loss of any Edoc warrants. Your Edoc warrants will continue to be outstanding following a Redemption of your Public Shares and will become exercisable in connection with the completion of the Business Combination.

         If you intend to seek redemption of your Public Shares, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to Edoc’s transfer agent prior to the meeting, as described in this proxy statement/prospectus. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

Q:     Will how I vote on the Business Combination Proposal affect my ability to exercise redemption rights?

A:     No. If you have redemption rights, you may exercise your redemption rights irrespective of whether you affirmatively vote your Ordinary Shares for or against, or abstain from voting on, the Business Combination Proposal or any other Proposal described in this proxy statement/prospectus on which you are entitled to Vote. As a result, the Business Combination can be approved by shareholders who will redeem their shares and no longer remain shareholders, leaving shareholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer shareholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:     What are the material U.S. federal income tax consequences to U.S. Holders that exercise their redemption rights?

         For a description of the material U.S. federal income tax consequences to U.S. Holders that exercise their redemption rights, see the description in the section titled “Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences to Redemption — Tax Consequences to U.S. Holders that Elect to Have Their Ordinary Shares Converted for Cash.”

Q:     Do I have appraisal rights in connection with the proposed Business Combination?

A:     Shareholders of Edoc do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Q:     Are stockholders of Calidi able to exercise dissenters’ rights?

A:     Yes. If Calidi stockholders approve the Merger Agreement and the Business Combination is consummated, Calidi stockholders who did not vote in favor of the Business Combination, and who satisfy certain other conditions, will be entitled to dissenter’s rights in connection with the Business Combination under Nevada law. For more information about such rights, see the provisions of Section 92A.300 through Section 92A.500 inclusive of the Nevada Revised Statutes, or NRS, attached hereto as Annex G, and the section entitled “Proposal 2: The Business Combination Proposal — Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus.

Q:     What do I need to do now?

A:     Edoc urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as an Edoc shareholder. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     How do I vote?

A:     The Meeting will be held via live webcast at [        ] a.m., Eastern Time, on [____], 2022. For the purposes of Edoc’s Current Charter, the physical place of the meeting will be at the office of Ellenoff Grossman & Schole LLP at 1345 Avenue of the Americas, New York, New York 10105. The Meeting can be accessed by visiting [_______], where you will be able to listen to the Meeting live and vote during the Meeting. Please note that you will only be able to access the Meeting by means of remote communication. If you are a holder of record of Edoc Ordinary Shares on the record date, you may vote at the Meeting or by submitting a proxy for the Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee.

         Any proxy may be revoked by the person giving it at any time before the polls close at the Meeting. A proxy may be revoked by filing with Edoc’s Chief Executive Officer either (i) a written notice of revocation bearing a date later than the date of such proxy, (ii) a subsequent proxy relating to the same shares, or (iii) by attending the Meeting and voting online.

         Simply attending the Meeting will not constitute revocation of your proxy. If your shares are held in the name of a broker or other nominee who is the record holder, you must follow the instructions of your broker or other nominee to revoke a previously given proxy.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent.

         As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular Proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that Proposal.

         This is called a “broker non-vote.” Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the Proposals.

         For the Proposals in this proxy statement/prospectus, your broker will not have the discretionary authority to vote your shares. Accordingly, your bank, broker, or other nominee can vote your shares at the Meeting only if you provide instructions on how to vote. You should instruct your broker to vote your shares as soon as possible in accordance with directions you provide.

Q:     When and where will the Meeting be held?

A:     The Meeting will be held via live webcast at [        ] am, Eastern Time, on [____], 2022, unless the Meeting is adjourned.

         For the purposes of Edoc’s Current Charter, the physical place of the meeting will be at the office of Ellenoff Grossman & Schole LLP at 1345 Avenue of the Americas, New York, New York 10105.

         The Meeting can be accessed by visiting [_____] where you will be able to listen to the Meeting live and vote during the Meeting. Please note that you will only be able to access the Meeting by means of remote communication.

Q:     How do I register and attend the virtual Meeting?

A:     As a registered shareholder, you received a Proxy Card from Continental Stock Transfer. The form contains instructions on how to attend the virtual annual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer at the phone number or e-mail address below. Continental Stock Transfer support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

         You can pre-register to attend the virtual meeting starting on [_________], 2022 at [        ] a.m. Eastern Time. Enter the URL address into your browser [https://www.cstproxy.com/], enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

         Beneficial owners, or investors who own their investments through a bank or broker, will need to contact Continental Stock Transfer to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

         If you do not have internet capabilities, you can listen only to the meeting by dialing +1 888-965-8995 (toll-free), outside the U.S. and Canada +1 415-655-0243 (standard rates apply) when prompted enter the pin number [          ]. This phone number is listen-only, you will not be able to vote or enter questions during the meeting.

Q:     Who is entitled to vote at the Meeting?

A:     Edoc has fixed [       ], 2022 as the Record Date. If you were a shareholder at the close of business on the Record Date, you are entitled to vote on matters that come before the Meeting. However, a shareholder may only vote his, her or its shares if such shareholder present in person (which would include presence at the virtual Meeting) or is represented by proxy at the Meeting.

Q:     How many votes do I have?

A:     Shareholders are entitled to one vote at the Meeting for each ordinary share held of record as of the Record Date. As of the close of business on the Record Date, there were outstanding 3,227,242 Class A Ordinary Shares and 2,250,000 Class B Ordinary Shares.

Q:     What constitutes a quorum?

A:     The holders of a majority of the issued and outstanding Ordinary Shares of Edoc being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence at the virtual Meeting) shall constitute a quorum. In the absence of a quorum, the meeting may be adjourned in accordance with the terms of the Current Charter.

         As of the Record Date for the Meeting, 2,738,622 Ordinary Shares would be required to achieve a quorum.

Q:     What vote is required to approve each Proposal at the Meeting?

A:     The following votes are required for each Proposal at the Meeting:

•        Domestication Proposal:    The Domestication Proposal must be approved by a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Business Combination Proposal:    The Business Combination Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Charter Proposal:    The Charter Proposal must be approved by a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Organizational Documents Proposals:    The Organizational Documents Proposals, each of which is a non-binding advisory vote, must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Nasdaq Proposal:    The Nasdaq Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Incentive Plan Proposal:    The Incentive Plan Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        ESPP Proposal:    The ESPP Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Director Appointment Proposal:    The appointment of the director nominees pursuant to the Director Appointment Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Class B ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Adjournment Proposal:    The Adjournment Proposal, if presented, must be approved by ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

All of Edoc’s initial shareholders have previously entered into the Insider Letter Agreement, pursuant to which they have agreed to vote their Founder Shares, Private Shares and any Public Shares purchased during or after Edoc’s IPO in favor of the Business Combination, including each of the Proposals. As of           , the Record Date for the Meeting, Edoc’s initial shareholders, including its Sponsor, beneficially owned and are entitled to vote an aggregate of 1,911,093 Founder Shares, which constitute approximately 34.89% of the outstanding ordinary shares of Edoc. Additionally, an aggregate of 414,000 Class A ordinary shares underlie the 414,000 Private Units acquired by the Sponsor in connection with a private placement that closed simultaneously with the Initial Public Offering. These shares constitute approximately 7.6% of the outstanding ordinary shares of Edoc as of March 15, 2022. As such, the Founder Shares and the shares underlying the Private Units held by Edoc’s initial shareholders in the aggregate represent approximately 42.5% of the outstanding ordinary shares of Edoc as of March 15, 2022.

Pursuant to the Backstop Arrangements, the Backstop Investors have agreed to vote all of the Backstop Founder Shares held by them and any Backstop Shares held by them in favor of the Business Combination. Assuming that the total number of Backstop Shares held by the Backstop Investors is 2,198,600, the percentage of outstanding ordinary shares of Edoc that could be voted in favor of the Business Combination Proposal pursuant to the Backstop Shares held by the Backstop Investors is 40.1%. In addition, the Backstop Investors have agreed to vote any Founder Shares transferred by the Sponsor to the Backstop Investors in favor of the Business Combination. As such, the ordinary shares of Edoc held by Edoc’s initial shareholders and the Backstop Investors in the aggregate represent approximately 75% of the outstanding ordinary shares of Edoc as of March 15, 2022, which is sufficient to approve the Business Combination Proposal.

Q:     What are the recommendations of the Board?

A:     The Edoc Board believes that the Business Combination Proposal and the other Proposals to be presented at the Meeting are in the best interest of Edoc and recommends that Edoc’s shareholders vote “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” each of the director nominees set forth in the Director Appointment Proposal, and, if presented at the Meeting, “FOR” the Adjournment Proposal.

The existence of financial and personal interests of Edoc’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Edoc and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the Proposals. These conflicts of interest include, among other things, that if Edoc does not consummate an initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), Edoc may be forced to liquidate and the

Founder Shares and the Private Units held by Edoc’s officers, directors and the Sponsor, which is affiliated with certain of Edoc’s officers, would be worthless. See the sections titled “Proposal 2: The Business Combination Proposal — Interests of Edoc’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” for more information.

Q:     What are the Backstop Arrangements?

A:      To preserve the possibility that cash currently held in the Trust Account for certain of the Public Shares could in the future become available to the Combined Company, Edoc entered into Forward Share Purchase Agreements with Backstop Investors pursuant to which the Backstop Investors agreed not to redeem certain Edoc shares in connection with the February 2022 Extension and the Business Combination. Pursuant to the Backstop Agreements, the Backstop Investors agreed to hold such shares until the three-month anniversary of the consummation of the Business Combination, at which time they will each have the right to sell them to the Combined Company for a price of $10.42 per share, or will sell them during such time period at a market price of at least $10.27 per share (with a premium of $0.05 per share to be paid by the Combined Company for each Backstop Share sold by a Backstop Investor during the one-month period following the Closing of the Business Combination). The Backstop Agreements provide that, following the closing of the Business Combination, Edoc will deposit into escrow accounts the aggregate cash amount necessary to purchase the shares held by the Backstop Investors, up to $22,924,000. As a result, these amounts deposited into the escrow accounts will not be available to the Combined Company unless and until any of the Backstop Investors sell such shares in the market. If the Backstop Investors sell such shares during the one-month period following the Closing of the Business Combination at a sales price that is greater than $10.27 per share, then Combined Company shall pay to each selling investor a premium of $0.05 per share sold. If the Backstop Investors sell shares to the Combined Company on the three-month anniversary of the closing of the Business Combination, the repurchase price payable by the Combined Company for such shares from the escrow accounts established for this purpose shall be $10.42 per share.

In consideration of the Backstop Investors’ agreements with regard to Public Shares pursuant to the Backstop Arrangements, the Sponsor (or its designees) transferred an aggregate of 338,907 shares of Edoc Class B ordinary shares (the “Backstop Transferred Founder Shares”) to the Backstop Investors. Additionally, if the Business Combination has not been consummated by May 12, 2022, then for each monthly period from May 12, 2022 until July 12, 2022 that the Business Combination has not closed, Edoc shall cause to be paid to the Backstop Investors, at Edoc’s discretion, either (i) a cash amount of $0.05 per share not redeemed by the Backstop Investors, for an aggregate of up to $0.15 per share, or (ii) or 0.034 Additional Backstop Transferred Founder Shares per share not redeemed by the Backstop Investors in connection with the extraordinary general meeting of Edoc shareholders in connection with the February 2022 Extension (for an aggregate, for the three month period, of up to 0.1027 per share, or equivalent to an aggregate of 225,940 Additional Backstop Transferred Founder Shares) to be transferred by the Sponsor (or its designees). Such payment(s) or share transfer(s) are required to be made within five (5) business days following each of May 12, 2022, June 12, 2022, and July 12, 2022, to the extent that the Business Combination has not closed by such dates.

Any Backstop Founder Shares transferred pursuant to these arrangements will be subject to the same rights and obligations as the remaining Founder Shares held by the Sponsor, including having certain registration rights, being obligated to vote any Backstop Founder Shares held by the Backstop Investors in favor of the Business Combination, and remaining subject to the same lock-up restrictions as the Founder Shares held by the Sponsor.

Certain of the Backstop Investors who held Edoc shares prior to signing the Backstop Agreements may have otherwise exercised their Redemption rights in connection with the Special Meeting or the Business Combination meeting in the absence of such Backstop Agreements. If such shares were redeemed, Edoc would be required to pay cash for such redeemed Public Shares from the Trust Account, in which case such cash would not be available to the Combined Company after the Closing. Although the amounts that would be paid to each of the Backstop Investors pursuant to the Backstop Agreements, if any of them exercise their option to sell the shares to the Combined Company after the Closing, are higher than the redemption price paid upon the exercise of the Redemption rights, such higher amounts being paid to each of the Backstop Investors pursuant to the Backstop Arrangements reflect the risk that they are each bearing by agreeing not to redeem their shares in conjunction with the February 2022 Extension and the Business Combination and to instead hold such shares for a longer period of time, allowing such to potentially become a part of the public float of the post-combination company for a period of time following the Business Combination. Any of the Backstop Founder Shares transferable to the Backstop Investors described herein will be worthless in the event the Business Combination is not consummated. To each of Edoc’s and Calidi’s knowledge, other than the benefits that the Backstop Investors stand to receive in connection with Backstop Arrangements, the Backstop Investors do not have any other interests in the Business Combination.

Q.     What effect will the Backstop Arrangements have on the Combined Company?

A:     Edoc entered into the Forward Purchase Agreements with Backstop Investors to preserve the possibility that cash currently held in the Trust Account for certain of the Public Shares could in the future become available to the Combined Company. In consideration for the Backstop Investors’ agreements to not redeem and hold the Backstop Shares pursuant to the terms of the Backstop Arrangements, the Combined Company will have certain obligations with regard to the Backstop Shares after the Closing. Pursuant to the terms of the Backstop Arrangements, if the Backstop Investors sell the Backstop Shares to the Combined Company on the three-month anniversary of the Closing of the Business Combination, the per share price shall be $10.42, and, if none of the Backstop Shares have been previously sold in the open market and all of the Backstop Shares are sold to the Combined Company on such date, the Combined Company could be required to pay the Backstop Investors up to a maximum of $22,924,000 from the escrow accounts established in connection with the Forward Share Purchase Agreements. Additionally, if the Backstop Investors sell such Backstop Shares during the one-month period following the Closing of the Business Combination at a sale price that is greater than $10.27 per share, then Combined Company will be required to pay to each selling investor a premium of $0.05 per share sold. To the extent that the Combined Company is required to pay the Backstop Investors to repurchase the Backstop Shares that such investors have not sold prior to the end of the three-month period, the Combined Company will have less funds available to spend on its business operations, which may have a material adverse effect on the business operations and financial condition of the Combined Company.

Q:     How do Edoc’s initial shareholders intend to vote their shares?

A:     All of Edoc’s initial shareholders have previously entered into the Insider Letter Agreement, pursuant to which they have agreed to vote their Founder Shares, Private Shares and any Public Shares purchased during or after Edoc’s IPO in favor of the Business Combination, including each of the Proposals. As of        , the Record Date for the Meeting, Edoc’s initial shareholders, including its Sponsor, beneficially owned and are entitled to vote an aggregate of 1,911,093 Founder Shares, which constitute approximately 34.89% of the outstanding ordinary shares of Edoc. Additionally, an aggregate of 414,000 Class A ordinary shares underlie the 414,000 Private Units acquired by the Sponsor in connection with a private placement that closed simultaneously with the Initial Public Offering. These shares constitute approximately 7.6% of the outstanding ordinary shares of Edoc as of March 15, 2022. As such, the Founder Shares and the shares underlying the Private Units held by Edoc’s initial shareholders in the aggregate represent approximately 42.5% of the outstanding ordinary shares of Edoc as of March 15, 2022.

Pursuant to the Backstop Arrangements, the Backstop Investors have agreed to vote all of the Backstop Founder Shares held by them and any Backstop Shares held by them in favor of the Business Combination. Assuming that the total number of Backstop Shares held by the Backstop Investors is 2,198,600, the percentage of outstanding ordinary shares of Edoc that could be voted in favor of the Business Combination Proposal pursuant to the Backstop Shares held by the Backstop Investors is 40.1%. In addition, the Backstop Investors have agreed to vote any Founder Shares transferred by the Sponsor to the Backstop Investors in favor of the Business Combination. As such, the ordinary shares of Edoc held by Edoc’s initial shareholders and the Backstop Investors in the aggregate represent approximately 75% of the outstanding ordinary shares of Edoc as of March 15, 2022, which is sufficient to approve the Business Combination Proposal.

Q:     May Edoc’s initial shareholders purchase shares or warrants prior to the Meeting?

A:     At any time prior to the Meeting, during a period when they are not then aware of any material non-public information regarding Edoc or Edoc’s securities, Edoc’s initial shareholders and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Edoc Ordinary Shares or vote their shares in favor of the Business Combination Proposal.

The purpose of share purchases by Edoc’s initial shareholders prior to the meeting and other transactions would be to increase the likelihood that the Proposals presented to shareholders for approval at the Meeting are approved or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on outstanding ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either prior to or immediately after the Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Proposals to be presented at the Meeting and would likely increase the chances that such Proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Edoc will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals to be voted on at the Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Q:     What happens if I sell my Ordinary Shares before the Meeting?

A:     The Record Date for the Meeting is earlier than the date of the Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Ordinary Shares after the applicable record date, but before the Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the Meeting with respect to such shares, but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:     How has the announcement of the Business Combination affected the trading price of Edoc’s Class A ordinary shares, rights and warrants?

A:     On February 1, 2022, the last trading date before the public announcement of the Business Combination, Edoc’s Class A Ordinary Shares, rights and warrants closed at $10.26, $0.39 and $0.14, respectively.

         On May 20, 2022, the closing sale prices of Edoc’s Class A Ordinary Shares, rights and warrants were $10.20, $0.20, and $0.04, respectively.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. Shareholders may send a later-dated, signed proxy card to Edoc’s Chief Executive Officer at the address set forth below so that it is received by Edoc’s Chief Executive Officer prior to the vote at the Meeting (which is scheduled to take place [        ], 2022) or attend and vote at the virtual Meeting in person by visiting [        ] and entering the assigned control number. Shareholders also may revoke their proxy by sending a notice of revocation to Edoc’s Chief Executive Officer, which must be received by Edoc’s Chief Executive Officer prior to the vote at the Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:     What happens if I fail to take any action with respect to the Meeting?

A:     If you fail to take any action with respect to the Meeting and the Business Combination is approved by shareholders and consummated, you will become a shareholder and/or warrant holder of the Company. If you fail to take any action with respect to the Meeting and the Business Combination is not approved, you will remain a shareholder and/or warrant holder of Edoc. However, if you fail to take any action with respect to the Meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination, provided you follow the instructions in this proxy statement/prospectus for redeeming your shares.

Q:     What should I do with my share certificates, warrant certificates and/or right certificates?

A:     Pursuant to the Current Charter, a Public Shareholder may request that Edoc redeem all or a portion of such Public Shareholder’s Class A ordinary shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

•        hold Public Shares; and

•        prior to [        ], Eastern Time, on [        ], 2022 (two business days prior to the vote at the Meeting) (i) submit a written request to the Transfer Agent that the Company redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through DTC.

Edoc public shareholders may elect to redeem all or a portion of their public shares regardless of whether they vote affirmatively for or against the Business Combination Proposal, or do not vote at all, provided that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to Edoc in connection with any redemption election in order to validly redeem such Public Shares. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the transfer agent, Edoc will redeem each ordinary share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds (net of required tax payments), divided by the number of then-outstanding Public Shares, divided by the number of then outstanding Public Shares.

         If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any request to redeem Public Shares, once made, may not be withdrawn once submitted to Edoc unless the Edoc Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus. Edoc will be required to honor such request only if made prior to the deadline for exercising redemption requests. See “Meeting — redemption rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Edoc warrant holders should not submit certificates, if any, relating to their warrants. Edoc rights holders should not submit certificates, if any, relating to their rights. Public shareholders who do not elect to have their Public Shares redeemed for the pro rata share of the Trust Account should not submit the certificates relating to their Public Shares.

Pursuant to the terms of the Interim Charter, immediately prior to Closing, each outstanding share of Edoc Interim Class B common stock will automatically convert into one outstanding share of Edoc Interim Class A common stock. Upon effectiveness of the Business Combination, holders of rights to purchase Class A Ordinary Shares will, for each right, receive one tenth (1/10) of one share of Common Stock; holders of Class A Ordinary Shares will receive shares of Common Stock and holders of warrants to purchase Class A Ordinary Shares will receive warrants to purchase Common Stock of the Company, in each case without needing to take any action and, accordingly, such holders should not submit the certificates, if any, relating to their Ordinary Share or warrants. In addition, before the Closing, each outstanding private unit of Edoc will be separated into its components of shares, rights and warrants.

Q:     What should I do if I receive more than one set of voting materials?

A:     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Ordinary Shares.

Q:     Who can help answer my questions?

A:      If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact the proxy solicitor for Edoc, Advantage Proxy, Inc.:

Advantage Proxy, Inc.
P.O. Box 13581
Des Moines, WA 98198
Toll Free: (877) 870-8565
Collect: (206) 870-8565
Email: ksmith@advantageproxy.com

You also may obtain additional information about Edoc from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent at the address below prior to [____] a.m., Eastern Time, on [________], 2022 (two business days prior to the vote at the Meeting). If you have questions regarding the certification of your position or delivery of your share certificates (if any) and other redemption forms, please contact:

Mark Zimkind
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Proposals to be submitted for a vote at the Meeting, whether or not you plan to attend such meeting, including the Business Combination Proposal, you should read this entire document carefully, including the Merger Agreement, attached as Annex D-1 to this proxy statement/prospectus and the first and second amendments to the Merger Agreement are attached as Annex D-2 and Annex D-3, respectively. The Merger Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection therewith. The Merger Agreement is also described in detail in this proxy statement/prospectus in the section titled “Proposal 2: The Business Combination Proposal — The Merger Agreement.” This proxy statement/prospectus also includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.”

Parties to the Business Combination

Edoc

Edoc is a blank check company that was incorporated as a Cayman Islands exempted company on August 20, 2020, for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities.

Edoc’s Class A Ordinary Shares, rights and warrants are traded on Nasdaq under the symbols “ADOC”, “ADOCR”, and “ADOCW”, respectively. Upon the Closing, Edoc intends to change its name from “Edoc Acquisition Corp.” to “Calidi Biotherapeutics, Inc.” Edoc intends to apply to continue the listing of its Common Stock and warrants on Nasdaq under the symbols “[__]” and “[__],” respectively, upon the Closing.

Edoc’s principal executive offices are located at 7612 Main Street Fishers, Suite 200 Victor, NY 14564 and its phone number is (347) 517-1041.

Merger Sub

Edoc Merger Sub Inc. (“Merger Sub”) is a Nevada corporation and a wholly-owned subsidiary of Edoc.

Calidi

Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”), a clinical stage biopharmaceutical company that is developing proprietary allogeneic stem cell-based platforms to potentiate and deliver oncolytic viruses and, potentially, other molecules to cancer patients Calidi is currently developing two proprietary stem cell-based delivery platforms to improve the efficacy of oncolytic viruses over traditional “naked” (unaltered or un-engineered) oncolytic virus therapies, by protecting the oncolytic virus, whether naked or engineered, from neutralization by the patient’s immune defenses, allowing for greater infection of the tumor cells.

Calidi’s principal executive offices are located at 11011 North Torrey Pines Road, Suite 200, La Jolla, California 92037 and its phone number is (858) 794-9600.

Proposals to be Submitted at the Meeting

Proposal 1: The Domestication Proposal

Edoc and Calidi and the other parties thereto have agreed to the Business Combination under the terms set forth in the Merger Agreement. If the Business Combination Proposal (described below) is approved and the Business Combination is to be consummated, prior and as a condition to the Closing, prior to the Effective Time, Edoc will (a) be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware (which is referred to herein as the “Domestication”); (b) in connection therewith, adopt, upon the Domestication taking effect, the Interim Charter, in the form appended to this proxy statement/prospectus as Annex A, in place of Edoc’s Current Charter which will remove or amend those provisions of Edoc’s Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication; (c) file the Interim Charter with the Secretary of State of Delaware; and (d) de-register as an exempted company in the Cayman Islands under the laws of the Cayman Islands. At the time of the Domestication, simultaneously with the adoption of the Interim Charter, the Edoc Board intends to adopt Bylaws in the form appended as Annex C to this proxy statement/ prospectus. Upon effectiveness of the Domestication and the consummation of the Business Combination, all of Edoc’s outstanding securities will convert to outstanding securities of the continuing corporation.

After consideration of the factors identified and discussed in the section titled “Proposal 1: The Domestication Proposal — Reasons for the Domestication,” the Edoc Board has decided that it would be in the best interests of Edoc to effect the Domestication in connection with the Business Combination.

The Domestication Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by Edoc’s shareholders. The Domestication Proposal is to be submitted for consideration and vote by the Public Shareholders by special resolution.

For additional information, see “Proposal 1: The Domestication Proposal” section of this proxy statement/prospectus.

Proposal 2: The Business Combination Proposal

This section describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is appended to this proxy statement/prospectus as Annex D-1, the first Amendment to the Merger Agreement, which is appended to this proxy statement/prospectus as Annex D-2, and the second Amendment to the Merger Agreement, which is appended to this proxy statement/prospectus as Annex D-3 and the related agreements. Edoc’s shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination.

Merger Agreement

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) the Domestication will occur prior to and as a condition to the Closing and (ii) at the Closing, and following the Domestication (assuming all other closing conditions are met under the Merger Agreement), Merger Sub will merge with and into Calidi (the “Merger”), with Calidi continuing as the surviving entity and wholly-owned subsidiary of Edoc, and with each Calidi stockholder receiving newly issued shares of Edoc at the Closing (as further described below).

Subject to the terms of the Merger Agreement and customary adjustments set forth therein, the aggregate consideration to be delivered to Calidi Security Holders in connection with the Business Combination will be a number of Edoc securities with an aggregate value equal to $380,000,000, subject to adjustments for Calidi’s closing debt, net of cash (after reversing the cash impact of certain Calidi transaction expenses incurred after February 2, 2022), with each Calidi stockholder receiving for each share of Calidi common stock held (after giving effect to the Calidi Preferred Stock Exchange and treating all vested in-the-money Calidi convertible securities as if such securities had been exercised as of immediately prior to the Merger, but excluding all vested non-qualified Calidi stock options, and all unvested Calidi stock options and any Treasury Shares) a number of shares of Common Stock equal to a Conversion Ratio to be determined as of the Closing. The aggregate Merger Consideration deliverable to the Calidi Stockholders (but excluding holders of vested non-qualified Calidi Options) will be determined at the Closing based on the Conversion Ratio multiplied by the number of shares of Calidi common stock held by such Calidi Stockholder. The future issuance of any shares of Common Stock underlying options that are assumed by the Combined Company at the Closing that were converted from (i) unvested Calidi options or (ii) any vested Calidi options that are non-qualified stock options shall be in addition to, and not a part of, the Merger Consideration. The Merger Consideration is subject to adjustment to the extent that Calidi’s Net Debt is greater or less than a mutually agreed target amount of Net Debt, with the final amount of any such adjustment to be determined within 45 days after the Closing. At the Closing, a portion of the Merger Consideration otherwise deliverable to the Calidi Security Holders (150,000 shares of Common Stock, the “Escrow Shares”) shall be held back and delivered into escrow to satisfy any such adjustment (with any resulting increase in Merger Consideration resulting in a proportionate release of Escrow Shares to the Calidi Stockholders and any decrease in Merger Consideration resulting in a proportionate release of Escrow Shares to Edoc ), to the extent that the absolute value of the amount of any such adjustment equals or exceeds $500,000.

Each outstanding Calidi Option (whether vested or unvested) as of the Closing will be assumed by Edoc and converted, subject to certain adjustments that are described in the Merger Agreement, into Assumed Options.

Prior to the Effective Time, all Calidi Preferred Stock will be exchanged or converted into Calidi Common Stock.

Any other Calidi Convertible Security other than a Calidi Option, if not exercised or converted prior to the Effective Time, will be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Calidi Stock.

The parties agreed that at or prior to the Closing, the Purchaser Representative, the Seller Representative and Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable to Edoc and Calidi), as escrow agent, shall enter into a mutually agreeable escrow agreement, pursuant to which the escrow agent shall be required to holdback approximately 150,000 shares of Common Stock that would otherwise be issued as Merger Consideration to the Calidi Stockholders, and such shares shall be used to satisfy the net debt adjustment determined within the 45 day period after the Closing.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by each of Edoc and Calidi as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, results of operations, or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (ii) the ability of such Person or any of its Subsidiaries to consummate the transactions contemplated by this Agreement, in the case of clause (i) above, subject to certain customary exceptions.

Closing Conditions

The Closing is subject to the satisfaction of certain closing conditions, including that there not have been a Material Adverse Effect on the business of Calidi and that after giving effect to completion and payment of the redemption, if any, Edoc shall have cash or cash equivalents equal to at least $10,000,000, including funds remaining in the Trust Account and the proceeds of any backstop arrangement, prior to giving effect to the payment of any of Edoc’s expenses and liabilities due at the Closing.

Voting Agreement

Simultaneously with the execution of the Merger Agreement, the Significant Company Holders entered into a voting agreement (the “Voting Agreement”) with Edoc and Calidi. Under the Voting Agreement, the Significant Company Holders agreed to vote all of their shares of Calidi Stock in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions and the other matters submitted to Calidi Stockholders for their approval, and provide a proxy to Edoc to vote such Calidi Stock accordingly. The Voting Agreement prevents transfers of the Calidi Stock held by such stockholder between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

Lock-Up Agreements

Simultaneously with the execution of the Merger Agreement, each Significant Company Holder entered into a Lock-Up Agreement with Edoc and the Purchaser Representative (each, a “Lock-Up Agreement”).

Pursuant to the Lock-Up Agreement, with respect to the shares received as Merger Consideration, each Significant Company Holder agreed not to, during the period commencing from the Closing and (A) with respect to 50% of the Merger Consideration shares, ending on the earliest of (a) the six-month anniversary of the Closing, (b) the date on which the Closing price of Edoc’s common stock equals or exceeds $12.50 per share for any 20 trading days within any 30 trading day period and (c) the date that Edoc consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Edoc shareholders having the right to exchange their equity holdings in Edoc for cash, securities or other property (a “Subsequent Transaction”) and (B) with respect to the remaining 50% of the Merger Consideration shares, ending on the earliest of (a) the six-month anniversary of the Closing and (b) a Subsequent Transaction: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (iii) publicly disclose the intention to do any of the foregoing.

PIPE Securities Purchase Agreement

On February 2, 2022, Edoc also entered into a Securities Purchase Agreement, as amended on March 15, 2022, (the “PIPE SPA”) with 3i, LP, a Delaware limited partnership (the “PIPE Investor”) for the purchase and sale of 20,000 shares of newly issued Series A Convertible Preferred Stock (the “PIPE Preferred Shares”) for $1,000 per share for an aggregate purchase price of $20 million and 500,000 shares of Common Stock, par value $0.0001 per share, (“PIPE Common Shares”) for an aggregate purchase price of $5 million upon the Domestication and concurrently with the closing of the Business Combination (the “PIPE Investment”). Under the terms of the PIPE Investment, the number of shares of Common Stock into which the PIPE Preferred Shares will convert is subject to adjustment based upon the volume weighted average trading prices of shares of Common Stock during certain time periods after the Closing and the occurrence of certain other events, including, without limitation, suspension of trading and other events of default by the Combined Company, as defined in the PIPE Preferred Shares Certificate of Designation. The closing of the PIPE Investment is conditioned upon, among other things, the listing on the Nasdaq Stock Market and the satisfaction (or waiver) of all conditions precedent to the closing of the Business Combination set forth in the Merger Agreement, including, as well as other customary closing conditions and deliverables. At the closing of the PIPE Investment, the PIPE Investor will also be issued a warrant to purchase up to an additional 2,500,000 shares of Common Stock at an initial exercise price equal $11.50 per share, for a term of three years from the closing date of the PIPE Investment. On March 15, 2022, the parties to the PIPE SPA executed an amendment clarifying some of the terminology used in the PIPE SPA and specifying that the Company may introduce additional investors to the PIPE Investor who may want to participate as a co-investor with the PIPE Investor. For additional information, see “Proposal 2: The Business Combination Proposal — Related Agreements — PIPE Investment.”

PIPE Registration Rights Agreement

Concurrently with the execution of the PIPE SPA, the Company entered into a Registration Rights Agreement (the “PIPE RRA”) with the PIPE Investor, pursuant to which Edoc agreed to register the PIPE Common Shares and the shares of common stock issuable upon conversion of the PIPE Preferred Shares and the exercise of the common stock purchase warrant with the SEC for resale. Under the PIPE RRA, Edoc agreed to file a registration statement on Form S-1 with the SEC within 30 days of the Closing, and to have the registration statement declared effective within 60 calendar days from the date the registration statement is filed. The PIPE RRA also contains usual and customary liquidated damages provisions for failure to file and failure to have the registration statement declared effective by the SEC within the time periods specified. For additional information, see “Proposal 2: The Business Combination Proposal — Related Agreements— PIPE Investment.”

Common Stock Agreements

In order to better manage working capital and liquidity needs of the Combined Company after the Business Combination, Edoc and the Common Stock Investor entered into the Common Stock Agreements, which are expected to allow the Combined Company to fund general corporate purpose and working capital needs. Pursuant to the Common Stock Agreements, Edoc has the right to sell to Common Stock Investor up to $75,000,000 in shares of Common Stock, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement, and pursuant to which Edoc has agreed to issue 150,000 shares of common stock (the “Commitment Shares”) to the Common Stock Investor as consideration for entering into the Common Stock Purchase Agreement. Edoc is obligated under the Common Stock RRA to file a registration statement with the SEC to register under the Securities Act the resale by the Common Stock Investor of shares of Common Stock that Edoc may issue to the Common Stock Investor under the Common Stock Purchase Agreement. For additional information, see “Proposal 2: The Business Combination Proposal — Related Agreements — Common Stock Agreements.”

Additional Information

For additional information, including information about certain material U.S. Federal Income Tax Consequences to U.S. Holders of Public Shares and other agreements relating to the Business Combination, see “Proposal 2: The Business Combination Proposal” section of this proxy statement/prospectus.

The Business Combination Proposal is to be submitted for consideration and vote by the Public Shareholders by ordinary resolution. For additional information, see “Proposal 2: The Business Combination Proposal” section of this proxy statement/prospectus.

Proposal 3: The Charter Proposal

In connection with the Business Combination, Edoc is asking its shareholders to approve a Proposal to replace the Interim Charter with the Proposed Charter, to be effective upon the consummation of the Business Combination, attached hereto as Annex A. The Proposed Charter (i) includes supermajority voting standards in connection with the removal of a director, the amendment of the director removal provisions and the Bylaw amendment provisions of the Proposed Charter, and stockholder amendments to the Bylaws; (ii) removes the right of the stockholders to take action by written consent; (iii) removes certain blank check provisions that will not be necessary upon consummation of the Business Combination; and (iv) increases the number of shares of stock the Company is authorized to issue.

The Proposed Charter differs in material respects from the Interim Charter and Edoc urges shareholders to carefully consult the information set out in the section titled “Proposal 3: The Charter Proposal” and the full text of the Proposed Charter, attached hereto as Annex B.

The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business Combination Proposal or the Domestication Proposal is not approved, the Charter Proposal will have no effect, even if approved by Edoc’s shareholders. The Charter Proposal is not conditioned on the separate approval of the Organizational Documents Proposals. The Charter Proposal is to be submitted for consideration and vote by the Public Shareholders by special resolution.

The Charter Proposal is to be submitted for consideration and vote by the Public Shareholders by special resolution. For additional information, see “Proposal 3: The Charter Proposal” section of this proxy statement/prospectus.

Proposals 4 — 9: The Organizational Documents Proposals

Edoc’s shareholders are also being asked to approve and adopt, on a non-binding advisory basis, the Organizational Documents Proposals, which relate to certain corporate governance provisions in the Proposed Charter that will be adopted when the Proposed Charter replaces the Interim Charter, if the Charter Proposal is approved. These separate votes are not otherwise required by Delaware law, separate and apart from the Charter Proposal, but are required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions. The Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal).

The Organizational Documents Proposals relate to: (i) the addition of a supermajority voting standard in connection with the removal of a director; (ii) removal of the right of the stockholders to take action by written consent; (iii) the addition of supermajority voting standards in connection with the amendment of the director removal provisions and the Bylaw amendment provisions of the Proposed Charter and stockholder amendments to the Bylaws; (iv) the change of the Company’s name to “Calidi Biotherapeutics, Inc.”; (v) the removal of certain blank check provisions that will not be necessary upon consummation of the Business Combination; and (vi) the elimination of Class B securities and the change of the number of shares of stock the Company is authorized to issue.

The Organizational Documents Proposals are to be submitted for consideration and vote by the Public Shareholders by ordinary resolution.

For additional information, see “Proposals 4 — 9: The Organizational Documents Proposals” section of this proxy statement/prospectus.

Proposal 10: The Nasdaq Proposal

Assuming the Business Combination Proposal and the Charter Proposal are approved, Edoc’s shareholders are also being asked to consider and vote on a Proposal by ordinary resolution to approve, for purposes of complying with applicable listing rules of the Nasdaq Stock Market, the issuance by the Combined Company of shares of Common Stock and securities convertible into shares of Common Stock in the Business Combination, the PIPE Investment and the Common Stock Investment. For additional information, see “Proposal 10: The Nasdaq Proposal” section of this proxy statement/prospectus.

Proposal 11: The Incentive Plan Proposal

Assuming the Business Combination Proposal, the Charter Proposal and the Nasdaq Proposal are approved, Edoc’s shareholders are also being asked to approve the Incentive Plan Proposal.

Edoc expects that, prior to the consummation of the Business Combination, its Board will approve and adopt the Incentive Plan. Edoc shareholders should carefully read the entire Incentive Plan, the form of which is attached to this proxy statement/prospectus as Annex E, before voting on this Proposal.

The Incentive Plan Proposal is to be submitted for consideration and vote by the Public Shareholders by ordinary resolution. For additional information, see “Proposal 11: The Incentive Plan Proposal” section of this proxy statement/prospectus.

Proposal 12: The ESPP Proposal

Assuming the Business Combination Proposal, the Charter Proposal and the Nasdaq Proposal are approved, Edoc’s shareholders are also being asked to approve the ESPP Proposal. If the ESPP Proposal is approved by shareholders, the Combined Company will be authorized to provide eligible employees with an opportunity to purchase shares of the Combined Company at a discount to the market price and to pay for such purchases through payroll deductions in accordance with the ESPP’s terms.

Edoc expects that, prior to the consummation of the Business Combination, the Edoc Board will approve and adopt the ESPP. Edoc shareholders should carefully read the entire ESPP, the form of which is attached to this proxy statement/prospectus as Annex F, before voting on this Proposal.

The ESPP Proposal is to be submitted for consideration and vote by the Public Shareholders by ordinary resolution. For additional information, see “Proposal 12: The ESPP Proposal” section of this proxy statement/prospectus.

Proposal 13: The Director Appointment Proposal

Assuming the Domestication Proposal, the Business Combination Proposal, and each of the Organizational Documents Proposals are approved, the holders of Edoc’s Class B ordinary shares are being asked to approve by ordinary resolution the Director Appointment Proposal. Effective from the consummation of the Domestication and Business Combination, the Company’s Board will consist of seven (7) directors. For additional information, see “Proposal 13: The Director Appointment Proposal” section of this proxy statement/prospectus.

Proposal 14: The Adjournment Proposal

The Adjournment Proposal allows the Edoc Board to submit a Proposal to approve the adjournment of the Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of any of the Proposals, the Organizational Documents Proposals or the Director Appointment Proposal. If the Adjournment Proposal is presented to the Public Shareholders, it will be submitted to consideration and vote by ordinary resolution.

For additional information, see “Proposal 14: The Adjournment Proposal” section of this proxy statement/prospectus.

Date and Time of Meeting

The Meeting will be held via live webcast at [          ] a.m., Eastern Time, on [            ], 2022, to consider and vote upon the Proposals to be submitted to the Meeting, including, if necessary, the Adjournment Proposal. For the purposes of Edoc’s Second Amended and Restated Memorandum and Articles of Association, the physical place of the meeting will be at the office of Ellenoff Grossman & Schole LLP at 1345 Avenue of the Americas, New York, New York 10105.

The Meeting can be accessed by visiting https://www.cstproxy.com/ where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the Meeting by means of remote communication. Please have your control number, which can be found on your proxy card, to join the Meeting. If you do not have a control number, please contact the Continental Stock Transfer Company, the transfer agent.

Registering for the Meeting

As a registered shareholder at the close of business on the Record Date (as defined below), you received a Proxy Card from Continental Stock Transfer. The form contains instructions on how to attend the virtual annual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer at the phone number or e-mail address below. Continental Stock Transfer support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting at [          ] a.m. Eastern Time on [            ], 2022. Enter the URL address into your browser https://www.cstproxy.com/, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the Meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

Beneficial owners, or investors who own their investments through a bank or broker, will need to contact Continental Stock Transfer to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen to the meeting by dialing +1 888-965-8995 (toll-free), outside the U.S. and Canada +1 415-655-0243 (standard rates apply) when prompted enter the pin number [            ]. This phone number is listen-only; you will not be able to vote or enter questions during the meeting.

Voting Power; Record Date

Public Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned Edoc Ordinary Shares at the close of business on [____], 2022, which is the record date for the Meeting (the “Record Date”). Public Shareholders will have one vote for each ordinary share of Edoc owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Edoc’s warrants do not have voting rights. On the Record Date, there were 3,227,242 Class A ordinary Shares outstanding, of which 2,673,242 were not held by the Sponsor or initial shareholders or by I-Bankers.

Quorum and Vote of Shareholders

A quorum of Edoc’s shareholders is necessary to hold a valid meeting. The holders of a majority of the issued and outstanding ordinary shares of Edoc, being individuals present in person or by proxy, or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence at the virtual Meeting), shall constitute a quorum. In the absence of a quorum, the meeting may be adjourned in accordance with the terms of the Current Charter. As of the Record Date for the Meeting, 2,738,622 ordinary shares would be required to achieve a quorum.

At the time of the IPO, Edoc’s initial shareholders, officers and directors entered into a letter agreement (the “Insider Letter Agreement”) pursuant to which they agreed to vote all of the ordinary shares held by them in favor of any initial business combination brought before them for approval, including the Business Combination Proposal. As of the Record Date, there are outstanding 2,673,242 ordinary shares that are public shares, not held by Edoc’s initial shareholders, officers, directors or their affiliates or designees or I-Bankers.

The following votes are required for each Proposal at the Meeting:

•        Domestication Proposal:    The Domestication Proposal must be approved by a special resolution under Cayman Islands law, which is the affirmative vote of a majority of at least two-thirds of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Business Combination Proposal:    The Business Combination Proposal must be approved by an ordinary resolution under Cayman Islands law, which is the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Charter Proposal:    The Charter Proposal must be approved by a special resolution under Cayman Islands law, which is the affirmative vote of a majority of at least two-thirds of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Organizational Documents Proposals:    The Organizational Documents Proposals, each of which is a non-binding advisory vote, must be approved by an ordinary resolution under Cayman Islands law, which is the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Nasdaq Proposal:    The Nasdaq Proposal must be approved by an ordinary resolution under Cayman Islands law, which is the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Incentive Plan Proposal:    The Incentive Plan Proposal must be approved by an ordinary resolution under Cayman Islands law, which is the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        ESPP Proposal:    The ESPP Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Director Appointment Proposal:    The appointment of the director nominees pursuant to the Director Appointment Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of the Class B ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Adjournment Proposal:    The Adjournment Proposal must be approved by an ordinary resolution under Cayman Islands law, which is the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

With respect to each Proposal except the Director Appointment Proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.” With respect to the director nominees described in the Director Appointment Proposal, only Class B ordinary shareholders may vote “FOR ALL” or “WITHHOLD ALL” or may withhold their vote with respect to particular nominee(s).

If a shareholder fails to return a proxy card and does not attend the Meeting in person or fails to instruct a broker or other nominee how to vote, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Meeting. Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the Proposals.

Redemption Rights

Pursuant to the Current Charter, a Public Shareholder may request that Edoc redeem all or a portion of such Public Shareholder’s Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

•        hold Public Shares; and

•        prior to [_______], Eastern Time, on [____], 2022 (two business days prior to the vote at the Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, Edoc’s transfer agent (the “Transfer Agent”), that Edoc redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Public Shareholders may elect to redeem all or a portion of their Public Shares regardless whether they affirmatively vote for or against the Business Combination Proposal, or do not vote at all, provided that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to Edoc in connection with any redemption election in order to validly redeem such Public Shares. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, Edoc will redeem each such public share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable), divided by the number of then-outstanding Public Shares. As of March 31, 2022, this would have amounted to approximately $10.27 per Public Share.

If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. The holder can request redemption of Public Shares by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus. Edoc will be required to honor such request only if made prior to the deadline for exercising redemption requests. Any request to redeem Public Shares, once made, may not be withdrawn once submitted to Edoc unless the Edoc Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). See “Meeting of Edoc Shareholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

In order for Public Shareholders to exercise their redemption rights in respect of the Business Combination Proposal, Public Shareholders must properly exercise their right to redeem the Public Shares they hold no later than the close of the vote on the Business Combination Proposal and deliver their share certificates (if any) and other redemption forms (either physically or electronically) to the transfer agent prior to [_____], Eastern Time, on [        ], 2022 (two business days prior to the vote at the Meeting). Immediately following the consummation of the Business Combination, Edoc will satisfy the exercise of redemption rights by redeeming the Public Shares issued to the Public Shareholders that validly exercised their redemption rights.

Appraisal Rights

Edoc Shareholder Appraisal Rights

Shareholders of Edoc do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Dissenters’ Rights

Calidi Stockholder Dissenter’s Rights

Calidi stockholders have a statutory right to dissent from the Business Combination and demand payment of the fair value of their respective shares of Calidi common stock or preferred stock as determined in a judicial appraisal proceeding in accordance with Section 92A.300 through Section 92A.500 inclusive of the Nevada Revised Statures or NRS, or the “Dissenter’s Rights Provisions,” plus interest, if any, from the effective date of the Business Combination. This value may be more or less than the Merger Consideration. In order to qualify for these rights, Calidi stockholders must make a written demand for dissent within thirty (30) days after the date of mailing of the Notice of Merger and Dissenter’s Rights and a Letter of Transmittal and otherwise comply with the procedures for exercising dissenter’s rights set forth in the NRS. A copy of the Dissenter’s Rights Provisions is attached as Annex G hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right to dissent are encouraged to seek advice from legal counsel.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Edoc has engaged Advantage Proxy, Inc. to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person (which would require presence at the virtual Meeting) if it revokes its proxy before the Meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section titled “Meeting of Edoc Shareholders — Revoking Your Proxy.”

Interests of Edoc’s initial shareholders, Sponsor, Officers and Directors in the Business Combination

In considering the recommendation of Edoc’s Board to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, Edoc’s initial shareholders, directors and officers have interests in the Business Combination that are different from, or in addition to, those of Edoc’s other shareholders generally. Edoc’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to Edoc’s shareholders that they approve the Business Combination. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that the Sponsor paid approximately $0.01 per share, or an aggregate of $25,000, for the 2,250,000 Founder Shares initially held by the Sponsor (a portion of which have or may be transferred to the Backstop Investors pursuant to the terms of the Backstop Agreements), which are shares of Class B Ordinary Shares that will automatically convert into Class A Ordinary Shares upon consummation of an initial business combination and which will have a significantly higher value at the time of the Business Combination, if it is consummated. Based on the closing trading price of Class A ordinary shares on May 20, 2022, the aggregate value of the Founder Shares as of the same date is approximately $23 million. If Edoc does not consummate the Business Combination or another initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), and Edoc is therefore required to be liquidated, these shares would be worthless, as the Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the purchase price of approximately $0.01 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the share price of the Combined Company after the Closing falls below the price initially paid for the Units in the IPO and the Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

•        the fact that the Sponsor paid $10.00 per Private Unit, or an aggregate of $4,140,000, for the 414,000 Private Units acquired by the Sponsor in a private placement simultaneous with the IPO. If Edoc consummates the Business Combination, the shares that are components of the Private Units, the shares issuable pursuant to the Private Rights included in the Representative Units and the shares issuable upon exercise of the Private Warrants included in the Private Units will be converted into shares of Common Stock of the Combined Company of the Class A Ordinary Shares at the time of the Business Combination. However, if Edoc does not consummate Business Combination or another business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), and Edoc is therefore required to be liquidated, these securities may be worthless;

•        the fact that I-Bankers or its designees own 75,000 Class A ordinary shares (the “Representative Shares”), issued to them for nominal consideration in connection with the IPO, 450,000 Private Warrants (the “Representative Warrants”), and 65,000 Private Units (the “Representative Units”), purchased by I-Bankers for $10.00 per Private Unit. If Edoc consummates the Business Combination, the Representative Shares, the shares issuable pursuant to the Representative Warrants, the shares that are components of the Representative Units, the shares issuable pursuant to the Private Rights included in the Representative Units and the shares issuable pursuant to the Private Warrants included in the Representative Units will have a significantly higher value at the time of the Business Combination. However, if Edoc does not consummate Business Combination or another business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), and Edoc is therefore required to be liquidated, these securities may be worthless;

•        the fact that if the Trust Account is liquidated, including in the event Edoc is unable to complete an initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), the Sponsor has agreed to indemnify Edoc to the extent necessary to preserve the Funds in the Trust Account, provided that such obligation shall only apply to the extent necessary any such claims for services rendered or contracted for or products sold to Edoc, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.17 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay Edoc’s tax obligations, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Edoc’s indemnity of the underwriters of Edoc’s IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that Edoc’s initial shareholders, I-Bankers and the Sponsor have waived their rights to receive distributions from the Trust Account with respect to their Private Shares and Private Units upon Edoc’s liquidation if Edoc is unable to consummate its initial business combination;

•        the fact that Edoc’s initial shareholders have agreed, pursuant to the Insider Letter Agreement with Edoc, not to exercise their redemption rights with respect to the Founder Shares and shares included in Private Units held by them;

•        the fact that, Edoc may not be able to reimburse its officers, directors or their affiliates for expenses incurred by them related to investigating, negotiating and completing an initial business combination unless the Business Combination or another initial business combination is consummated. As of March 16, 2022, there are no unpaid expenses reimbursable to Edoc’s directors, officers or affiliates at the Closing. However, in the future, officers, directors or their affiliates may incur additional expenses for which they expect to be reimbursed at the closing of a business combination. There is no limit on the amount of out-of-pocket expenses reimbursable by Edoc. However, if Edoc fails to consummate a business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), Edoc’s officers, directors and their affiliates will not have any claim against the Trust Account for reimbursement. Accordingly, Edoc may not be able to reimburse these expenses, if any, if the Business Combination or another business combination is not completed by such date;

•        the fact that, pursuant to the Business Combination Marketing Agreement entered into by Edoc and I-Bankers in connection with the IPO, upon consummation of the Business Combination, a transaction fee equal to 2.75% of the gross proceeds received by Edoc in the IPO, or $2,475,000, (the “I-Bankers Transaction Fee”), will be payable to I-Bankers and I-Bankers will also be reimbursed for all reasonable and documented costs and expenses associated with services performed by I-Bankers. Pursuant to the Business Combination Marketing Agreement, I-Bankers agreed to perform certain services in connection with Edoc’s initial business combination, including communicating with existing shareholders and introducing Edoc to potential investors to purchase Edoc’s securities in connection with a potential business combination, including the Backstop Investors. If Edoc does not consummate a business combination, the I-Bankers Transaction Fee and any reimbursement to the I-Bankers for costs and expenses associated with services performed by I-Bankers shall not be due or payable. Accordingly, I-Bankers has an interest in Edoc completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, I-Bankers will not receive the I-Bankers Transaction Fee or have their expenses reimbursed;

•        the fact that, in connection with the Sponsor depositing $900,000 (the “Extension Payment”) into Edoc’s Trust Account in order to extend the period of time Edoc had to consummate an initial business combination by three months from November 12, 2021 to February 12 2022, Edoc issued to the Sponsor an unsecured promissory note having a principal amount equal to the amount of the Extension Payment (the “2021 Sponsor Note”). The 2021 Sponsor Note bears simple interest at 4% per annum and will be due and payable (subject to the waiver against trust provisions) on the earlier of (i) the date on which Edoc’s initial business combination is consummated and (ii) the date of the liquidation of Edoc. In the event an initial business combination is consummated, the 2021 Sponsor Note may be repaid, at the Sponsor’s discretion, (i) in cash or (ii) in units exercisable for shares of Edoc’s Ordinary Shares, based on a conversion price of $10.00 per unit. The terms of any such units will be identical to the terms of Private Units and the holder of such units will be entitled to certain demand and piggyback registration rights identical to the Registration Rights Agreement. By contrast, if Edoc is unable to consummate an initial business combination and is forced to liquidate, the 2021 Sponsor Note and the 2022 Sponsor Note (as defined below) would be due upon the winding up of Edoc and the affiliates of Edoc that contributed funds to the Sponsor in connection therewith would be repaid for their contributions. Upon consummation of the Business Combination, if the 2021 Sponsor Note is converted into units, then Edoc shall promptly deliver one or more new duly executed note(s) to the Sponsor in the principal amount that remains outstanding, if any, after any such conversion;

•        the fact that, Edoc issued to the Sponsor an unsecured promissory note in the principal amount of up to $750,000 (the “2022 Sponsor Note”). The 2022 Sponsor Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which Edoc’s initial business combination is consummated and (ii) the date of the liquidation of Edoc. At the election of the Sponsor, up to $600,000 of the unpaid principal amount of the 2022 Sponsor Note may be converted into units of Edoc, each unit consisting of one Class A share of the Company, one right exchangeable into one-tenth of one Cass A ordinary share and one warrant exercisable for one-half of one Class A ordinary share of the Company upon the consummation of an initial business combination (the “Conversion Units”), equal to (x) the portion of the principal amount of the 2022 Sponsor Note being converted, divided by (y) $10.00 rounded up to the nearest whole number of units. The terms of any such units will be identical to the terms of Private Units and the holder of such units will be entitled to certain demand and piggyback registration rights identical to the Registration Rights Agreement. By contrast, if Edoc is unable to consummate an initial business combination and is forced to liquidate, the 2021 Sponsor Note and the 2022 Sponsor Note (as defined below) would be due upon the winding up of Edoc and the affiliates of Edoc that contributed funds to the Sponsor in connection therewith would be repaid for their contributions. Upon consummation of the Business Combination, if the 2022 Sponsor Note is converted into units, then Edoc shall promptly deliver one or more new duly executed note(s) to the Sponsor in the principal amount that remains outstanding, if any, after any such conversion; and

•        the fact that, if Edoc is unable to consummate the Business Combination or another initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), the initial shareholders or their affiliates who contributed funds to Edoc in advance of such extensions, in consideration for promissory notes, would be repaid such amounts due under the promissory note.

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding Edoc or its securities, Edoc’s initial shareholders, Calidi and/or their respective affiliates may purchase Public Shares from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal.

The purpose of such securities purchases and other transactions would be to increase the likelihood that the Proposals presented to shareholders for approval at the Meeting are approved or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of the business combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on outstanding Edoc Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Proposals to be presented at the Meeting and would likely increase the chances that such Proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Edoc will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals to be voted on at the Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of Edoc’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Edoc and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the Proposals. See the sections titled “Risk Factors”, “Proposal 2: The Business Combination Proposal — Interests of Edoc’s Directors and Officers and Others in the Business Combination and “Beneficial Ownership of Securities” for more information and other risks.

Certain Other Benefits in the Business Combination

In addition to the interests of Edoc’s initial shareholders, Sponsor, directors and officers in the Business Combination, Edoc shareholders should be aware that I-Bankers, the underwriter for Edoc’s IPO, has a financial interests in the Business Combination.

•        I-Bankers or its designees own 75,000 Class A ordinary shares (the “Representative Shares”), issued to them for nominal consideration in connection with the IPO, 450,000 Private Warrants (the “Representative Warrants”), and 65,000 Private Units (the “Representative Units”), purchased by I-Bankers for $10.00 per Private Unit. If Edoc consummates the Business Combination, the Representative Shares, the shares issuable pursuant to the Representative Warrants, the shares that are components of the Representative Units, the shares issuable pursuant to the Private Rights included in the Representative Units and the shares issuable pursuant to the Private Warrants included in the Representative Units will have a significantly higher value at the time of the Business Combination. However, if Edoc does not consummate Business Combination or another business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), and Edoc is therefore required to be liquidated, these securities may be worthless.

•        Pursuant to the Business Combination Marketing Agreement entered into by Edoc and I-Bankers in connection with the IPO, upon consummation of the Business Combination, a transaction fee equal to 2.75% of the gross proceeds received by Edoc in the IPO, or $2,475,000, (the “I-Bankers Transaction Fee”), will be payable to I-Bankers and I-Bankers will also be reimbursed for all reasonable and documented costs and expenses associated with services performed by I-Bankers. If Edoc does not consummate a business combination, the I-Bankers Transaction Fee and the reimbursement for all reasonable and documented costs and expenses associated with services performed by I-Bankers shall not be due or payable. Pursuant to the Business Combination Marketing Agreement, I-Bankers agreed to perform certain services in connection with Edoc’s initial business combination, including communications with existing shareholders and introducing Edoc to potential investors to purchase Edoc’s securities in connection with each potential business combination. I-Bankers has not provided services other than those as described in the Business Combination Marketing Agreement. Accordingly, I-Bankers has an interest in Edoc completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, I-Bankers will receive the I-Bankers Transaction Fee or have these expenses reimbursed.

•        the fact that, in connection with the Sponsor depositing $900,000 (the “Extension Payment”) into Edoc’s Trust Account in order to extend the period of time Edoc had to consummate an initial business combination by three months from November 12, 2021 to February 12, 2022, Edoc issued to the Sponsor an unsecured promissory note (the “Sponsor Note”) having a principal amount equal to the amount of the Extension Payment. The Sponsor Note bears simple interest at 4% per annum and will be due and payable (subject to the waiver against trust provisions) on the earlier of (i) the date on which Edoc’s initial business combination is consummated and (ii) the date of the liquidation of Edoc. In the event an initial business combination is consummated, the Sponsor Note may be repaid, at the Sponsor’s discretion, (i) in cash or (ii) in units exercisable for shares of Edoc’s Ordinary Shares, based on a conversion price of $10.00 per unit. The terms of any such units will be identical to the terms of Private Units and the holder of such units will be entitled to certain demand and piggyback registration rights identical to the rights contained in the Registration Rights Agreement.

•        the fact that, if Edoc is unable to consummate the Business Combination or another initial business combination by August 12, 2022, unless the time period to consummate Edoc’s initial business combination is extended pursuant to the Current Charter, the initial shareholders or their affiliates who contributed funds to Edoc in advance of such extensions, in consideration for promissory notes, would be repaid such amounts due under the promissory note.

Recommendation of the Edoc Board

The Edoc Board believes that the Business Combination Proposal and the other Proposals to be presented at the Meeting are in the best interest of Edoc and recommends that Edoc’s shareholders vote “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each separate Organizational Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal “FOR” each of the director nominees set forth in the Director Appointment Proposal and, if presented at the Meeting, “FOR” the Adjournment Proposal.

Conditions to the Closing of the Business Combination

For a discussion of the conditions to the Closing of the Business Combination, please see “Proposal 2: The Business Combination Proposal — Conditions to Closing.”

United States Federal Income Tax Consequences

For a description of the material United States federal income tax considerations of an exercise of redemption rights, please see “Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences to Redemption — Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash.”

Anticipated Accounting Treatment

For a discussion summarizing the anticipated accounting treatment of the Business Combination, please see “Anticipated Accounting Treatment.”

Regulatory Matters

The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional regulatory requirement or approval, except for (i) filings with Cayman Islands, Delaware and Nevada necessary to effectuate the Domestication and the Merger, (ii) HSR and (iii) filings required with the SEC pursuant to the reporting requirements applicable to Edoc, and the requirements of the Securities Act, and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus to Edoc’s shareholders.

Emerging Growth Company

Edoc is currently an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in Edoc’s periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Edoc elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Edoc’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Once Edoc loses its “emerging growth company” status, it will no longer be able to take advantage of certain exemptions from reporting, and it will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Edoc will incur additional expenses in connection with such compliance and Edoc’s management will need to devote additional time and effort to implement and comply with such requirements.

Additionally, Edoc is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

Summary Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the Proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under the section titled “Risk Factors”. Such risks include, but are not limited to, the following risks with respect to the Company subsequent to the Business Combination:

Risks Related to the Business Combination

•        The Merger Agreement includes a Minimum Cash Condition, waivable by Calidi, as a condition to the consummation of the Merger, which may make it more difficult for Edoc to complete the Business Combination as contemplated and may delay the time period for liquidation in order for public shareholders to redeem shares.

•        Edoc’s Sponsor controls a substantial interest in Edoc and thus may exert a substantial influence as to whether the Proposals presented at the Meeting, including the Business Combination Proposal, are approved, potentially in a manner that public shareholders do not support.

•        Since the Sponsor and Edoc’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of Edoc’s shareholders, a conflict of interest may have existed in determining whether the Business Combination with Calidi is appropriate as Edoc’s initial business combination. Such interests include that the Sponsor will lose its entire investment in Edoc if the business combination is not completed.

•        The exercise of Edoc’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Edoc’s shareholders’ best interest.

•        Edoc’s initial shareholders and the Backstop Investors have agreed to vote their shares in favor of the Business Combination, regardless of how public shareholders vote.

•        Nasdaq may not list Calidi’s securities on its exchange, which could limit investors’ ability to make transactions in the Combined Company’s securities and subject the Combined Company to additional trading restrictions.

•        Edoc’s shareholders will experience immediate dilution as a consequence of the issuance of Common Stock as consideration in the Business Combination and due to future issuances, including pursuant to the Incentive Plan and the ESPP. Having a minority share position may reduce the influence that Edoc’s current shareholders have on the management of the Company.

•        Redemptions in connection with the February 2022 Extension make it more difficult for us to complete a Business Combination.

•        We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above your investment price.

•        If the Business Combination does not meet expectations of investors or securities analysts, the market price of Edoc’s securities (prior to the Closing) or the market price of the Company’s Common Stock after the Closing, may decline.

•        Edoc has entered into the PIPE SPA to sell to an institutional investor PIPE Common Stock and PIPE Preferred Stock which may be terminated by the PIPE Investor prior to the closing of the PIPE Investment and that contains financial features, if triggered, that may require the Combined Company to issue additional shares of Common Stock and reduce the conversion price or repurchase such Preferred Shares.

•        Following the Business Combination, the Combined Company may be required to purchase up to 2,200,000 shares of Common Stock pursuant to a forward share purchase agreements, thereby reducing cash available to the Surviving Corporation for other purposes.

•        The conversion features and make whole obligation of the PIPE Investment and the discounted price at which the Common Stock Investor may purchase shares of Common Stock pursuant to the Common Stock Purchase Agreement may result in negative pressure on the price of Common Stock if such trading price drops below $10 per share after the Business Combination is consummated.

•        Calidi is a biopharmaceutical company with a limited operating history and have not generated any revenue to date from product sales.

•        Calidi has incurred significant operating losses since its inception and anticipates that it will incur continued losses for the foreseeable future.

•        Calidi has no products approved for commercial sale and have not generated any revenue from product sales.

•        Even if Calidi consummates the Business Combination, it will need to raise substantial additional funding. If Calidi is unable to raise capital when needed, or if at all, it would be forced to delay, reduce or eliminate some of our product development programs or commercialization efforts.

•        Calidi’s business is highly dependent on the success of NNV1, SNV1 and NNV2. If Calidi is unable to obtain approval for NNV1, SNV1, or NNV2 and effectively commercialize any of these product candidates for the treatment of patients in its approved indications, its business would be significantly harmed.

•        Our preclinical studies and clinical trials may fail to demonstrate adequately the safety and efficacy of any of our product candidates, which would prevent or delay development, regulatory approval, and commercialization.

•        Calidi’s product candidates are based on a novel approach to the treatment of cancer, which makes it difficult to predict the time and cost of product candidate development and subsequently obtaining regulatory approval, if at all.

•        The COVID-19 pandemic, which began in late 2019 and has spread worldwide, may affect Calidi’s ability to complete our and planned clinical trials and the ability of the Combined Company to raise capital and otherwise carry out its planned activities.

•        Calidi’s future success depends on its ability to retain key executives and to attract, retain and motivate qualified personnel.

•        Calidi’s recurring losses from operations since inception and required additional funding to finance its operations raise substantial doubt about Calidi’s ability to continue as a going concern. Furthermore, Calidi’s independent registered public accounting firm has included an explanatory paragraph relating to its ability to continue as a going concern in its report on its audited consolidated financial statements included in this proxy statement/prospectus. Calidi’s audited consolidated financial statements at December 31, 2021 and 2020 and for the years then ended were prepared assuming that Calidi will continue as a going concern.

SELECTED HISTORICAL FINANCIAL INFORMATION OF EDOC

The following table sets forth selected historical financial information of Edoc for the periods and as of the dates indicated. The selected historical financial information of Edoc as of and for the year ended December 31, 2021 was derived from the audited historical financial statements of Edoc included elsewhere in this proxy statement/prospectus. The selected historical condensed statements of operations data of Edoc for the three months ended March 31, 2022 and the condensed balance sheet data as of March 31, 2022 are derived from Edoc’s unaudited interim condensed financial statements included elsewhere in this proxy statement. In the opinion of Edoc’s management, the unaudited interim condensed financial statements include all adjustments necessary to state fairly Edoc’s financial position as of March 31, 2022 and the results of operations for the three months ended March 31, 2022. Such financial information should be read in conjunction with Edoc’s audited and restated financial statements and related notes included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section titled “Edoc’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Edoc’ financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

CONDENSED STATEMENTS OF OPERATIONS

	For the three months ended March 31, 2022	For the year ended December 31, 2021	For the period since August 20, 2020 (inception) through December 31, 2020
Formation and operating costs	$1,257,601	$1,798,098	$89,341
Loss from operations	(1,257,601)	(1,798,098)	(89,341)
Other income:
Interest earned on marketable securities held in Trust Account	4,144	20,868	8,680
Interest expense	(13,975)	(5,027)	—
Fair value of shares transferred to backstop investors	(3,426,350)	—	—
Change in fair value of convertible promissory note	(12.560)	(70,297)	—
Change in fair value of warrants	141,877	952,674	(484,637)
Total other income	(3,306,864)	898,218	(475,957)
Net Loss	$(4,564,465)	$(899,880)	$(565,298)

Weighted average shares outstanding, redeemable Class A ordinary shares	5,414,837	9,000,000	3,834,783
Basic and diluted net income per share, redeemable Class A ordinary shares	(0.56)	(0.08)	(0.08)
Weighted average shares outstanding, non-redeemable ordinary shares	2,804,000	2,804,000	2,960,283)
Basic and diluted net loss per share, non-redeemable ordinary shares	(0.56)	(0.08)	(0.08)
	March 31, 2022	December 31, 2021	December 31, 2020
Balance Sheet Data
Total assets	$27,684,537	$92,719,037	$92,636,908
Total liabilities	$3,309,674	$2,209,201	$1,227,192
Total commitments and contingencies	$27,466,834	$92,459,548	$91,530,000
Total shareholders’ deficit	$(3,091,971)	$(1,949,712)	$(120,284)

SELECTED HISTORICAL FINANCIAL INFORMATION OF CALIDI

The following tables summarize Calidi’s financial and other data. Calidi has derived the selected statements of operations data for the three months ended March 31, 2022 and 2021, and the selected balance sheet data as of March 31, 2022 and December 31, 2021, from Calidi’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. Calidi’s historical results are not necessarily indicative of the results that may be expected in any future period.

You should read this data together with Calidi’s unaudited condensed consolidated and audited consolidated financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Calidi.”

Statements of operations data:

(In thousands)

	Three Months Ended March 31, (unaudited)
	2022	2021
Revenue:
Service revenues	$45	$—

Operating expenses:
Cost of revenues	(14)	—
Research and development	(1,565)	(763)
General and administrative	(3,873)	(1,093)
Total operating expenses	(5,452)	(1,856)

Loss from operations	(5,407)	(1,856)

Other income (expenses), net
Total other expenses, net	(666)	(265)

Loss before income taxes	(6,073)	(2,121)
Income tax provision	(2)	(1)
Net loss	$(6,075)	$(2,122)

Balance sheet data:

(In thousands)

	March 31, 2022	December 31, 2021
Cash	$658	$2,137
Total assets	3,175	3,391
Working capital (deficit)	(28,578)	(23,219)
Total liabilities	29,529	26,002
Convertible preferred stock	9,601	9,001
Accumulated deficit	(51,004)	(44,929)
Total stockholders’ deficit	(35,955)	(31,612)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Information”) gives effect to the transaction contemplated by the Business Combination (the “Transaction”). The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, although Edoc will acquire all of the outstanding equity interests of Calidi in the Business Combination, Edoc will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of Calidi issuing shares for the net assets of Edoc, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Calidi. There will be no accounting effect or change in the carrying amount of the assets and liabilities as a result of the Domestication. The summary unaudited pro forma condensed combined balance sheet as of March 31, 2022 gives effect to the Transaction as if it had occurred on March 31, 2022. The summary unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2022, and year ended December 31, 2021 gives effect to the Transaction as if it had occurred on January 1, 2021.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Edoc and Calidi for the applicable periods included in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what Edoc’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of Edoc following the reverse recapitalization

The summary pro forma combined financial statements have been prepared assuming two alternative levels of redemption into cash of Edoc Class A ordinary shares:

•        Scenario 1 — Assuming No Redemptions:    This scenario assumes that none of Edoc’s Public Shareholders exercise redemption rights with respect to their Public Shares.

•        Scenario 2 — Assuming 50% Redemptions:    This scenario assumes that 236,621 Public Shares are redeemed for aggregate redemption payments of approximately $2.4 million (assuming a redemption price of approximately $10.27 per Public Share, based on funds in the Trust Account and working capital available to Edoc outside of the Trust Account as of March 31, 2022), which represents 50% of Public Shares that can be redeemed in connection with the Closing assuming that all of the Backstop Investors fulfill their contractual obligations to hold and not redeem their Public Shares in connection with the Closing. As all of the holders of Edoc’s Class B ordinary shares waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of 50% redemptions.

•        Scenario 3 — Assuming Maximum Redemptions:    This scenario assumes that 473,242 Public Shares are redeemed for aggregate redemption payments of approximately $4.9 million (assuming a redemption price of approximately $10.27 per Public Share, based on funds in the Trust Account and working capital available to Edoc outside of the Trust Account as of March 31, 2022), which represents the maximum number of Public Shares that can be redeemed in connection with the Closing assuming that all of the Backstop Investors fulfill their contractual obligations to hold and not redeem their Public Shares in connection with the Closing. As all of the holders of Edoc’s Class B ordinary shares waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The Summary Pro Forma Information has been prepared on the assumption that, at the Closing, the Calidi security holders will receive an aggregate of 38,000,000 shares of newly issued Common Stock as Merger Consideration (excluding Assumed Options granted to holders of unvested Calidi Options and vested Non-Qualified Stock Options in accordance with the terms of the Merger Agreement) and assuming no adjustment to the Merger Consideration for Net Debt. The Summary Pro Forma Information does not take into account shares of Common Stock issuable after Closing to holders of unvested Calidi Options and vested Non-Qualified Stock Options that are assumed by the Combined Company after the Closing.

The following summarizes anticipated pro forma ownership of outstanding Common Stock after giving effect to the Merger under the “no,” “50%” and “maximum” redemption scenarios, taking into account all of the assumptions that are further detailed in the section entitled “Unaudited Pro Forma Comparative Financial Information.”:

	No Redemption		50% Redemption		Maximum Redemption
	Class A Ordinary Shares	%	Class A Ordinary Shares	%	Class A Ordinary Shares	%
Stockholders
Calidi stockholders(1)	38,000,000	80.7%	38,000,000	81.1%	38,000,000	81.5%
Edoc public stockholders (redeemable shares)	473,242	1.0%	236,621	0.5%	—	—%
Shares underlying Edoc public stockholder rights(2)	900,000	1.9%	900,000	1.9%	900,000	2.0%
Backstop Investors (FPAs)	2,200,000	4.7%	2,200,000	4.7%	2,200,000	4.7%
Backstop Investors (Founder Shares)(3)	564,847	1.2%	564,847	1.2%	564,847	1.2%
Shares held by Sponsor	2,140,553	4.6%	2,140,553	4.6%	2,140,553	4.6%
PIPE Investor(4)	2,500,000	5.3%	2,500,000	5.4%	2,500,000	5.4%
Common Stock Investor(5)	150,000	0.3%	150,000	0.3%	150,000	0.3%
Representative Shares	146,500	0.3%	146,500	0.3%	146,500	0.3%
Total shares of Common Stock outstanding at closing of the Transaction	47,075,142	100.0%	46,838,521	100.0%	46,601,900	100.0%

____________

(1)      The Pro Forma Financial Information has been prepared based on an assumed issuance of 38,000,000 shares of Class A Common Stock to the Calidi security holders at the Closing and assuming no adjustment to the Merger Consideration for Calidi indebtedness, net of cash, calculated based on the following assumptions: (i) that the number of shares of Calidi Stock on an as-converted to Common Stock basis as of the Closing Date is the same as the number of shares of Calidi Stock outstanding as of March 31, 2022 on an as-converted to Common Stock basis; (ii) that all outstanding Calidi Warrants and vested Calidi Incentive Stock Options are net exercised on or prior to the Closing Date in accordance with their terms; (iii) that there is no post-Closing adjustment to the Merger Consideration on account of Calidi’s Net Debt as of the Closing Date; (iv) that the Conversion Rate, to be determined in accordance with the terms of the Merger Agreement based on the number of Company Shares, as of the Closing Date, is equal to an estimated 0.71 Conversion Ratio, and (v) that all other Calidi securities outstanding as of immediately prior to the Closing Date are converted in shares of Calidi Common Stock in accordance with their terms (other than outstanding unvested Calidi Options and outstanding vested Non-Qualified Stock Options, which are not included in the Merger Consideration or the presentation of pro forma ownership reflected in table above). The actual Conversion Ratio and the actual number of shares to be issued to the Calidi Stockholders will be calculated as of the Closing Date and may be different than the assumed Conversion Ratio and the number of such shares presented for purposes of this section.

(2)      Represents shares of Common Stock issuable at Closing is exchange for Class A Shares underlying rights included in Public Units issued at the IPO.

(3)      Represents the 338,907 Backstop Transferred Founder Shares transferred, and aggregate of 225,940 Additional Backstop Transferred Founder Shares that may be transferred (depending on the date the Business Combination is consummated), to the Backstop Investors as consideration for the Backstop Agreements.

(4)      Represents PIPE Common Shares and PIPE Preferred Shares (with the number of PIPE Preferred Shares determined based on an assumed as-converted to common stock basis using a conversion price of $10 per share). Under the terms of the certificate of designation of the preferred shares and the terms of the warrants, the PIPE Investor may not convert the preferred shares or exercise the warrants for common stock if and only to the extent such PIPE Investor or any of its affiliates would beneficially own a number of shares of common stock which would exceed 4.99% of the outstanding shares of Common Stock.

(5)      Represents an assumed financing fee, payable in the form of shares, to the Common Stock Investor as the 2% upfront financing fees payable to the Common Stock Investor in connection with the Common Stock Investment, assuming a total commitment of $75 million and a $10 per share price.

	Pro Forma Combined
	(Assuming No Redemptions)	(Assuming 50% Redemptions)	(Assuming Maximum Redemptions)
Summary Unaudited Pro Forma Condensed Combined
(in thousands, except share and per share data)
Statement of Operations Data
Three Months Ended March 31, 2022
Net loss available to common shareholders	$(10,219)	$(10,219)	$(10,219)
Net loss per common share – Class A and B – basic and diluted	$(0.22)	$(0.22)	$(0.22)
Weighted-average common shares outstanding – Class A and B – basic and diluted	47,075,142	46,838,521	46,601,900

Year Ended December 31, 2021
Net loss available to common shareholders	$(22,470)	$(22,470)	$(22,470)
Net loss per common share – Class A and B – basic and diluted	$(0.48)	$(0.48)	$(0.48)
Weighted-average common shares outstanding – Class A and B – basic and diluted	47,075,142	46,838,521	46,601,900

Summary Unaudited Pro Forma Condensed Combined
Balance Sheet Data as of March 31, 2022
Total assets	$51,235	$48,804	$46,372
Working capital(1)	$13,775	$11,344	$8,912
Total liabilities	$21,022	$21,022	$21,022
Total stockholders’ deficit	$(8,445)	$(10,876)	$(13,308)

____________

(1)      Working capital is defined as current assets less current liabilities.

The I-Bankers Transaction Fee of $2,475,000, which will not be adjusted on the basis of the number of redemptions by Public Shareholders at the Closing, represents between approximately 9% and 11% of the Trust Account proceeds at the Closing depending on redemptions, as shown in the table below.

The following table illustrates the effective I-Bankers Transaction Fee on a percentage basis for Public Shares at each redemption level identified below.

(in thousands, except percentages and share and per share amounts)	No Redemptions	50% Redemption	Maximum Redemption
Unredeemed public shares(1)	2,673,242	2,436,621	2,200,000
Trust Account proceeds	$27,467	$25,036	$22,604
I-Bankers Transaction Fee	$2,475	$2,475	$2,475
Effective deferred underwriting fee (%)	9.01%	9.89%	10.95%
Deferred underwriting fee per unredeemed public share	$0.93	$1.02	$1.13

____________

(1)      Includes shares purchased by Backstop Investors.

COMPARATIVE PER SHARE INFORMATION

The following table sets forth summary historical comparative share information for Edoc and Calidi and unaudited pro forma condensed combined per share information of Calidi after giving effect to the Transaction, presented under the assumed redemption scenarios as follows:

•        Scenario 1 — Assuming No Redemptions:    This scenario assumes that none of Edoc’s Public Shareholders exercise redemption rights with respect to their Public Shares.

•        Scenario 2 — Assuming Maximum Redemptions:    This scenario assumes that 473,242 Public Shares are redeemed for aggregate redemption payments of approximately $4.9 million (assuming a redemption price of approximately $10.27 per Public Share, based on funds in the Trust Account and working capital available to Edoc outside of the Trust Account as of March 31, 2022), which represents the maximum number of Public Shares that can be redeemed in connection with the Closing assuming that all of the Backstop Investors fulfill their contractual obligations to hold and not redeem their Public Shares in connection with the Closing. As all of the holders of Edoc’s Class B ordinary shares waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The selected unaudited pro forma condensed combined book value information as of March 31, 2022 gives pro forma effect to the Transaction and the other events as if consummated on March 31, 2022. The selected unaudited pro forma condensed combined net loss per share and weighted average shares outstanding information for the three months ended March 31, 2022, and the year ended December 31, 2021 gives pro forma effect to the Transaction and the other events related to the Business Combination, as if consummated on January 1, 2021.

This information is only a summary and should be read in conjunction with the historical financial statements and accompanying notes of Edoc and Calidi included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined per share information of Calidi and Edoc is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and accompanying notes included elsewhere in this proxy statement/prospectus in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma condensed combined loss per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma condensed combined book value per share information below does not purport to represent what the value of Edoc and Calidi would have been had the companies been combined during the periods presented.

	(in thousands, except share and per share data)
	Historical		Pro Forma Combined		Calidi Equivalent Pro Forma Per Share Data(3)
	Calidi (Historical)	Edoc (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the Period ended March 31, 2022
Basic and diluted net loss per share, non-redeemable ordinary shares and redeemable Class A ordinary shares(1)	N/A	$(0.56)	N/A	N/A	N/A	N/A
Book value per non-redeemable ordinary shares and redeemable Class A ordinary shares – basic and diluted(2)	N/A	$(0.38)	N/A	N/A	N/A	N/A
Basic and diluted weighted average shares outstanding, non-redeemable ordinary shares and redeemable Class A ordinary shares	N/A	8,218,837	N/A	N/A	N/A	N/A
Net loss per share – common shares outstanding – basic and diluted(1)	$(0.30)	N/A	$(0.22)	$(0.22)	$(0.15)	$(0.16)
Book value per share – common shares outstanding – basic and diluted(2)	$(1.79)	N/A	$(0.18)	$(0.29)	$(0.13)	$(0.20)
Weighted Average shares outstanding – common shares outstanding – basic and diluted	20,126,758	N/A	47,075,142	46,601,900	N/A	N/A
As of and for the Period ended December 31, 2021
Basic and diluted net loss per share, non-redeemable ordinary shares and redeemable Class A ordinary shares(4)	N/A	$(0.08)	N/A	N/A	N/A	N/A
Basic and diluted weighted average shares outstanding, non-redeemable ordinary shares and redeemable Class A ordinary shares	N/A	11,804,000	N/A	N/A	N/A	N/A
Net loss per share – common shares outstanding – basic and diluted(4)	$(0.55)	N/A	$(0.48)	$(0.48)	$(0.34)	$(0.34)
Weighted Average shares outstanding – common shares outstanding – basic and diluted	19,747,821	N/A	47,075,142	46,601,900	N/A	N/A

____________

(1)      Net loss per common share is based on the net loss attributable to common shareholders and weighted average number of common shares outstanding for the three months ended March 31, 2022.

(2)      Book value per share is computed as total shareholders’ deficit divided by common shares outstanding.

(3)      Equivalent net loss per common share — basic and diluted and equivalent book value per share information is computed by multiplying the combined pro forma per share data by the approximate exchange ratio of 0.71 set forth in the Merger Agreement. The purpose of equivalent pro forma per share data is to equate the respect per share values to one share of Calidi.

(4)      Net loss per common share is based on the net loss attributable to common shareholders and weighted average number of common shares outstanding for the year ended December 31, 2021.

TICKER SYMBOLS AND DIVIDEND INFORMATION

Edoc

Class A Ordinary Shares, Rights and Warrants

Edoc units commenced public trading on November 10, 2020, and Edoc Class A Ordinary Shares, rights and warrants commenced separate public trading on December 10, 2020. Upon the Closing, Edoc intends to change its name from “Edoc Acquisition Corp.” to “Calidi Biotherapeutics, Inc.” Edoc intends to apply to continue the listing of its Common Stock and warrants on Nasdaq under the symbols “[          ]” and “[          ]”, respectively, upon the Closing.

Holders

As of the close of business on the Record Date, there were 3,227,242 Class A Ordinary Shares and 2,250,000 Class B Ordinary Shares outstanding. As of March 15, 2022, there were two holders of record of our units, two holders of record of our Class A ordinary shares, eight holders of record our Class B ordinary shares, one holder of record of our rights, and one holder of record of our warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Class A Ordinary Shares, rights and warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

Edoc has not paid any cash dividends on its Ordinary Shares to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Company Board at such time.

Calidi

There is no public market for shares of Calidi equity securities.

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Proposals described in this proxy statement/prospectus.

The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, the Company’s business, financial condition and results of operations. If any of the events described below occur, the Company’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of the Company’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Edoc and Calidi.

Risks Related to the Business Combination and Edoc

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to Edoc prior to the consummation of the Business Combination and the Combined Company following the consummation of the Business Combination.

The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

Unless waived by the parties to the Merger Agreement, and subject to applicable law, the consummation of the Business Combination is subject to a number of conditions set forth in the Merger Agreement. For more information about conditions to the consummation of the Business Combination, see the section titled “Proposal 2: The Business Combination Proposal — Conditions to Closing.”

The Merger Agreement includes a Minimum Cash Condition as a Condition to the consummation of the Merger, which may make it more difficult for Edoc to complete the Business Combination as contemplated and may delay the time period for liquidation in order for public shareholders to redeem shares.

The Merger Agreement provides that the parties’ obligation to consummate the Business Combination is conditioned on, among other things, Edoc have at least $10,000,000 in cash and cash equivalents as of the Closing, including funds remaining in the Trust Account (after giving effect to the completion and payment of any redemptions) and the proceeds of any backstop arrangement, prior to paying any of Edoc’s expenses and liabilities due at the Closing (the “Minimum Cash Condition”).

The Merger Agreement also contains a mutual condition that as of the Closing, Edoc shall have net tangible assets of at least $5,000,001.

There can be no assurance that Calidi could and would waive the Minimum Cash Condition. Furthermore, as provided in the Current Charter, in no event will Edoc redeem its public shares in an amount that would cause Edoc’s net tangible assets to be less than $5,000,001.

If such conditions are not met, and such conditions are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.

If such conditions are waived and the Business Combination is consummated and the Company has less than the amount of the Minimum Cash Condition, the cash held by the Company after the Closing may not be sufficient to allow the Company to operate and pay its bills as they become due. Furthermore, Edoc’s affiliates are not obligated to make loans to the Company in the future. The additional exercise of redemption rights with respect to a large number of Edoc’s public shareholders may make the Company unable to take such actions as may be desirable in order to optimize the capital structure of the Company after consummation of the Business Combination and the Company may not be able to raise additional financing from unaffiliated parties necessary to fund the Company’s expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding the Company’s ability to continue as a going concern at such time.

If the Business Combination is not successful, public shareholders would not receive their pro rata portion of the Trust Account until Edoc liquidates or until Edoc consummates another initial business combination, which it may or may not be able to due within the required time period under the Current Charter. Public Shareholders in need of immediate liquidity, could attempt to sell shares in the open market; however, at such time Edoc shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, shareholders may suffer a material loss on their investment and public shareholders may lose the benefit of funds expected in connection with their ability to redeem shares until Edoc liquidates or public shareholders are able to sell shares in the open market.

The ability of Public Shareholders to exercise redemption rights with respect to Public Shares may prevent Edoc from completing the Business Combination or maximizing its capital structure.

Edoc does not know how many Public Shareholders will ultimately exercise their redemption rights in connection with the Business Combination. As such, the Business Combination is structured based on Edoc’s expectations (and those of other parties to the Merger Agreement) as to the amount of funds available in the Trust Account after giving effect to any redemptions of Public Shares.

It is a condition to Calidi’s obligation to close the Business Combination, waivable by Calidi, that, upon the Closing, Edoc have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any backstop arrangement of an amount equal to at least to Closing $10,000,000. If too many Public Shareholders elect to redeem their shares or Calidi does not waive the condition described in the preceding sentence as a condition to the Closing and the PIPE Investor defaults upon obligations pursuant to the PIPE Agreements, the proceeds from the PIPE Investment and the Common Stock Investment alone may be insufficient to complete the Business Combination and additional third-party financing may not be available to Edoc. For information regarding the parameters of the minimum cash condition described in this paragraph, please see the sections of this proxy statement/prospectus titled “Proposal 2: The Business Combination Proposal — The Merger Agreement — Covenants of the Parties” and “Proposal 2: The Business Combination Proposal — The Merger Agreements — Conditions to Closing.”

Edoc’s Sponsor controls a substantial interest in Edoc and thus may exert a substantial influence as to whether the Proposals presented at the Meeting, including the Business Combination Proposal, are approved, potentially in a manner that public shareholders do not support.

Edoc’s initial shareholders own all of Edoc’s outstanding Class B ordinary shares (excluding any transfers of Class B ordinary shares pursuant to the Backstop Arrangement), which represent approximately 41.1% of Edoc’s total issued and outstanding ordinary share and have right to vote on all of the proposals presented to Edoc’s shareholders at the Meeting. In addition, until the consummation of the Business Combination or another initial business combination, only holders of Class B ordinary shares may vote to appoint or remove directors. Accordingly, Edoc’s initial shareholders may exert a substantial influence on the outcome of the proposals presented at the Meeting, including the proposal to approve the Business Combination, potentially in a manner that is not supported by some or all of the Public Shareholders. If the initial shareholders purchase Class A ordinary shares prior to the Record Date for the Meeting, this would increase their control. None of Edoc’s initial shareholders, officers or directors have any commitments or agreements to purchase additional Edoc securities or, to Edoc’s knowledge, has any current intention to purchase additional securities. Additionally, is likely that all of Edoc’s current directors will continue in office until the consummation of the Business Combination (which they have agreed to do pursuant to the Insider Letter Agreement), unless any such director resigns or is removed or replaced by the holders of Edoc’s Class B ordinary shares. Accordingly, the Sponsor will continue to exert control at least until the consummation of the Business Combination.

Since the Sponsor and Edoc’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of Edoc’s shareholders, a conflict of interest may have existed in determining whether the Business Combination with Calidi is appropriate as Edoc’s initial business combination. Such interests include that the Sponsor will lose its entire investment in Edoc if the business combination is not completed.

When you consider the recommendation of the Edoc Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and Edoc’s directors and officers have interests in such proposal that are different from, or in addition to, those of Edoc’s security holders generally. These interests include, among other things:

•        the fact that the Sponsor paid approximately $0.01 per share, or an aggregate of $25,000, for the 2,250,000 Founder Shares initially held by the Sponsor (a portion of which have or may be transferred to the Backstop Investors pursuant to the terms of the Backstop Agreements), which are shares of Class B Ordinary Shares that will automatically convert into Class A Ordinary Shares upon consummation of an initial business combination and which will have a significantly higher value at the time of the Business Combination, if it is consummated. Based on the closing trading price of Class A ordinary shares on May 20, 2022, the aggregate value of the Founder Shares as of the same date is approximately $23 million. If Edoc does not consummate the Business Combination or another initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), and Edoc is therefore required to be liquidated, these shares would be worthless, as the Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the purchase price of approximately $0.01 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the share price of the Combined Company after the Closing falls below the price initially paid for the Units in the IPO and the Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

•        the fact that the Sponsor paid $10.00 per Private Unit, or an aggregate of $4,140,000, for the 414,000 Private Units acquired by the Sponsor in a private placement simultaneous with the IPO. If Edoc consummates the Business Combination, the shares that are components of the Private Units, the shares issuable pursuant to the Private Rights included in the Representative Units and the shares issuable upon exercise of the Private Warrants included in the Private Units will be converted into shares of Common Stock of the Combined Company of the Class A Ordinary Shares at the time of the Business Combination. However, if Edoc does not consummate Business Combination or another business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), and Edoc is therefore required to be liquidated, these securities may be worthless;

•        the fact that I-Bankers or its designees own 75,000 Class A ordinary shares (the “Representative Shares”), issued to them for nominal consideration in connection with the IPO, 450,000 Private Warrants (the “Representative Warrants”), and 65,000 Private Units (the “Representative Units”), purchased by I-Bankers for $10.00 per Private Unit. If Edoc consummates the Business Combination, the Representative Shares, the shares issuable pursuant to the Representative Warrants, the shares that are components of the Representative Units, the shares issuable pursuant to the Private Rights included in the Representative Units and the shares issuable pursuant to the Private Warrants included in the Representative Units will have a significantly higher value at the time of the Business Combination. However, if Edoc does not consummate Business Combination or another business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), and Edoc is therefore required to be liquidated, these securities may be worthless;

•        the fact that if the Trust Account is liquidated, including in the event Edoc is unable to complete an initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), the Sponsor has agreed to indemnify Edoc to the extent necessary to preserve the Funds in the Trust Account, provided that such obligation shall only apply to the extent necessary any such claims for services rendered or contracted for or products sold to Edoc, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.17 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay Edoc’s tax obligations, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Edoc’s indemnity of the underwriters of Edoc’s IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that Edoc’s initial shareholders, I-Bankers and the Sponsor have waived their rights to receive distributions from the Trust Account with respect to their Private Shares and Private Units upon Edoc’s liquidation if Edoc is unable to consummate its initial business combination;

•        the fact that Edoc’s initial shareholders have agreed, pursuant to the Insider Letter Agreement with Edoc, not to exercise their redemption rights with respect to the Founder Shares and shares included in Private Units held by them;

•        the fact that, Edoc may not be able to reimburse its officers, directors or their affiliates for expenses incurred by them related to investigating, negotiating and completing an initial business combination unless the Business Combination or another initial business combination is consummated. As of March 16, 2022, there are no unpaid expenses reimbursable to Edoc’s directors, officers or affiliates at the Closing. However, in the future, officers, directors or their affiliates may incur additional expenses for which they expect to be reimbursed at the closing of a business combination. There is no limit on the amount of out-of-pocket expenses reimbursable by Edoc. However, if Edoc fails to consummate a business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), Edoc’s officers, directors and their affiliates will not have any claim against the Trust Account for reimbursement. Accordingly, Edoc may not be able to reimburse these expenses, if any, if the Business Combination or another business combination is not completed by such date;

•        the fact that, pursuant to the Business Combination Marketing Agreement entered into by Edoc and I-Bankers in connection with the IPO, upon consummation of the Business Combination, a transaction fee equal to 2.75% of the gross proceeds received by Edoc in the IPO, or $2,475,000, (the “I-Bankers Transaction Fee”), will be payable to I-Bankers and I-Bankers will also be reimbursed for all reasonable and documented costs and expenses associated with services performed by I-Bankers. Pursuant to the Business Combination Marketing Agreement, I-Bankers agreed to perform certain services in connection with Edoc’s initial business combination, including communicating with existing shareholders and introducing Edoc to potential investors to purchase Edoc’s securities in connection with a potential business combination, including the Backstop Investors. If Edoc does not consummate a business combination, the I-Bankers Transaction Fee and any reimbursement to the I-Bankers for costs and expenses associated with services performed by I-Bankers shall not be due or payable. Accordingly, I-Bankers has an interest in Edoc completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, I-Bankers will not receive the I-Bankers Transaction Fee or have their expenses reimbursed;

•        the fact that, in connection with the Sponsor depositing $900,000 (the “Extension Payment”) into Edoc’s Trust Account in order to extend the period of time Edoc had to consummate an initial business combination by three months from November 12, 2021 to February 12 2022, Edoc issued to the Sponsor an unsecured promissory note having a principal amount equal to the amount of the Extension Payment (the “2021 Sponsor Note”). The 2021 Sponsor Note bears simple interest at 4% per annum and will be due and payable (subject to the waiver against trust provisions) on the earlier of (i) the date on which Edoc’s initial business combination is consummated and (ii) the date of the liquidation of Edoc. In the event an initial business combination is consummated, the 2021 Sponsor Note may be repaid, at the Sponsor’s discretion, (i) in cash or (ii) in units exercisable for shares of Edoc’s Ordinary Shares, based on a conversion price of $10.00 per unit. The terms of any such units will be identical to the terms of Private Units and the holder of such units will be entitled to certain demand and piggyback registration rights identical to the Registration Rights Agreement. By contrast, if Edoc is unable to consummate an initial business combination and is forced to liquidate, the 2021 Sponsor Note and the 2022 Sponsor Note (as defined below) would be due upon the winding up of Edoc and the affiliates of Edoc that contributed funds to the Sponsor in connection therewith would be repaid for their contributions. Upon consummation of the Business Combination, if the 2021 Sponsor Note is converted into units, then Edoc shall promptly deliver one or more new duly executed note(s) to the Sponsor in the principal amount that remains outstanding, if any, after any such conversion;

•        the fact that, Edoc issued to the Sponsor an unsecured promissory note in the principal amount of up to $750,000 (the “2022 Sponsor Note”). The 2022 Sponsor Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which Edoc’s initial business combination is consummated and (ii) the date of the liquidation of Edoc. At the election of the Sponsor, up to $600,000 of the unpaid principal amount of the 2022 Sponsor Note may be converted into units of Edoc, each unit consisting of one Class A share of the Company, one right exchangeable into one-tenth of one Cass A ordinary share and one warrant exercisable for one-half of one Class A ordinary share of the Company upon the consummation of an initial business combination (the “Conversion Units”), equal to (x) the portion of the principal amount of the 2022 Sponsor Note being converted, divided by (y) $10.00 rounded up to the nearest whole number of units. The terms of any such units will be identical to the terms of Private Units and the holder of such units will be entitled to certain demand and piggyback registration rights identical to the Registration Rights Agreement. By contrast, if Edoc is unable to consummate an initial business combination and is forced to liquidate, the 2022 Sponsor Note would be due upon the winding up of Edoc and the affiliates of Edoc that contributed funds to the Sponsor in connection therewith would be repaid for their contributions. Upon consummation of the Business Combination, if the 2022 Sponsor Note is converted into units, then Edoc shall promptly deliver one or more new duly executed note(s) to the Sponsor in the principal amount that remains outstanding, if any, after any such conversion; and

•        the fact that, if Edoc is unable to consummate the Business Combination or another initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), the initial shareholders or their affiliates who contributed funds to Edoc in advance of such extensions, in consideration for promissory notes, would be repaid such amounts due under the promissory note.

The existence of personal and financial interests of one or more of Edoc’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Edoc and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the Proposals. For additional information on the interests and relationships of Edoc’s Sponsor, initial shareholders, directors and officers in the Business Combination see the sections titled “Summary of the proxy statement/prospectus Interests of Edoc’s initial shareholders, Sponsor, Officers and Directors in the Business Combination,” “Proposal 2 — The Business Combination Proposal — Interests of Edoc’s Directors and Officers and Others in the Business Combination,” “Certain Other Benefits in the Business Combination,” “Certain Relationships and Related Party Transactions” and “Beneficial Ownership of Securities.”

Edoc’s Current Charter includes a waiver of business opportunities, which would otherwise require directors and officers to offer business opportunities of which they become aware to Edoc. Consequently, under Edoc’s Current Charter, Edoc’s directors and officers are not obligated to introduce to Edoc business opportunities of which they became aware in which Edoc may have had an interest, but could offer such business opportunities to others or pursue them for their own benefit.

However, in order to minimize potential conflicts of interest which may arise from multiple affiliations, each of Galileo’s directors and officers agreed in the Insider Letter Agreement that, until the earlier of Edoc’s consummation of an initial business combination or liquidation, such director or officer will present to Edoc for its consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire a target business, subject to any pre-existing fiduciary and contractual obligations of such director or officer.

Nonetheless, the personal and financial interests of Edoc’s directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. The different timelines of competing business combinations could cause Edoc’s directors and officers to prioritize a different business combination over finding a suitable acquisition target for its business combination. Consequently, Edoc’s directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in Edoc’s shareholders’ best interest, which could negatively impact the timing for a business combination. Edoc is not aware of any such conflicts of interest and does not believe that any such conflicts of interest have impacted its search for an acquisition target.

If a corporation waives the corporate opportunity doctrine, a director or officer of the corporation has an inherent conflict of interest in deciding whether to present a particular business opportunity to that or any other corporation on whose board such individual serves or to pursue it for such individual’s own personal interests. Edoc is not aware of any officer or director of Edoc that was required to forego presenting any opportunity to acquire a target business to Edoc as a result of a pre-existing fiduciary contractual obligation and, to Edoc’s knowledge, the waiver of the business opportunities doctrine in the Current Charter did not impact Edoc’s search for an acquisition target.

The personal and financial interests of the Sponsor as well as Edoc’s directors and officers may have influenced their motivation in identifying and selecting Calidi as a business combination target, completing an initial business combination with Calidi, and influencing the operation of the business following the initial business combination. In considering the recommendations of Calidi’s board of directors to vote for the proposals, its shareholders should consider these interests.

The exercise of Edoc’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Edoc’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require Edoc to agree to amend the Merger Agreement, to consent to certain actions taken by Calidi or to waive rights that Edoc is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Calidi’s business or a request by Calidi to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at Edoc’s discretion to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors or officers described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) or officers(s) between what he, she or they may believe is best for Edoc and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action.

Edoc and Calidi will incur significant transaction and transition costs in connection with the Business Combination.

Edoc and Calidi have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. Edoc and Calidi may also incur additional costs to retain key employees. Certain transaction costs incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by the Company following the Closing of the Business Combination.

The announcement of the proposed Business Combination could disrupt Calidi’s relationships with its suppliers, business partners and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on Calidi’s business include the following:

•        its employees may experience uncertainty about their future roles, which might adversely affect the Company’s ability to retain and hire key personnel and other employees;

•        suppliers, business partners and other parties with which Calidi maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with Calidi or fail to extend an existing relationship with Calidi; and

•        Calidi continues to expend and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of these potential developments were to materialize, they could lead to significant costs which may impact Calidi and, in the future, the Company’s results of operations and cash available to fund its business.

The Business Combination may disrupt Calidi’s current business plans and operations and may cause difficulties in retaining its employees.

Uncertainties about the effect of the Business Combination on employees may have an adverse effect on Calidi. These uncertainties may impair Calidi’s ability to attract, retain and motivate key personnel until the Business Combination is completed. Retention of certain employees may be challenging during the pendency of the Business Combination, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty or a desire not to remain with the business, the Combined Company’s business following the Business Combination could be negatively impacted. In addition, the Merger Agreement restricts Calidi from making certain expenditures and taking other specified actions without the consent of Edoc until the Business Combination occurs. These restrictions may prevent Calidi from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination.

Subsequent to the consummation of the Business Combination, the Company may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause Edoc shareholders to lose some or all of your investment.

Although Edoc has conducted due diligence on Calidi, Edoc cannot assure Public Shareholders that this diligence revealed all material issues that may be present in Calidi’s businesses, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Edoc’s or Calidi’s control will not later arise. As a result, Edoc may be forced to later write-down or write-off assets, restructure Edoc’s operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Edoc’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on Edoc’s liquidity, the fact that Edoc reports charges of this nature could contribute to negative market perceptions about Edoc or Edoc’s securities. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Edoc’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

Edoc does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Edoc to complete the Business Combination with which a substantial majority of Edoc shareholders do not agree.

The Current Charter does not provide a specified maximum redemption threshold, except that Edoc will not redeem public shares in an amount that would cause Edoc’s net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Investment (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

As a result, Edoc may be able to complete the Business Combination even though a substantial portion of public shareholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, directors or officers, or their affiliates. No agreements with respect to the private purchase of public shares by Edoc or the persons described above have been entered into with any such investor or holder. Edoc will file a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be presented at the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Edoc’s initial shareholders and the Backstop Investors have agreed to vote their shares in favor of the Business Combination, regardless of how Edoc public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, pursuant to the Insider Letter Agreement, Edoc’s initial shareholders have agreed to vote the ordinary shares held by them in favor of any business combination presented to them for a vote. Further, pursuant to the Founder Share Transfer Agreements with the Backstop Investors, the Backstop Investors agreed not to seek redemption of up to an aggregate of 2,200,000 Public Shares of Edoc and to vote such shares in favor of the February 2022 Extension and the Business Combination Proposal. As of ____, the Record Date for the Meeting, Edoc’s initial shareholders, including its Sponsor, beneficially owned and are entitled to vote an aggregate of 1,911,093 Founder Shares, which constitute approximately 34.89% of the outstanding ordinary shares of Edoc. Additionally, an aggregate of 414,000 Class A ordinary shares underlie the 414,000 Private Units acquired by the Sponsor in connection with a private placement that closed simultaneously with the Initial Public Offering. These shares constitute approximately 7.6% of the outstanding ordinary shares of Edoc as of March 15, 2022. As such, the Founder Shares and the shares underlying the Private Units held by Edoc’s initial shareholders in the aggregate represent approximately 42.5% of the outstanding ordinary shares of Edoc as of March 15, 2022.

Pursuant to the Backstop Arrangements, the Backstop Investors have agreed to vote all of the Backstop Founder Shares held by them and any Backstop Shares held by them in favor of the Business Combination. Assuming that the total number of Backstop Shares held by the Backstop Investors is 2,198,600, the percentage of outstanding ordinary shares of Edoc that could be voted in favor of the Business Combination Proposal pursuant to the Backstop Shares held by the Backstop Investors is 40.1%. In addition, the Backstop Investors have agreed to vote any Founder Shares transferred by the Sponsor to the Backstop Investors in favor of the Business Combination. As such, the ordinary shares of Edoc held by Edoc’s initial shareholders and the Backstop Investors in the aggregate represent approximately 75% of the outstanding ordinary shares of Edoc as of March 15, 2022, which is sufficient to approve the Business Combination Proposal.

Accordingly, the Business Combination could be approved even if the majority of the votes cast by the Public Shareholders are against it.

The Insider Letter Agreement may be amended without shareholder approval.

The Insider Letter Agreement contains provisions relating to transfer restrictions of Founder Shares and Private Units, indemnification of the Trust Account and waiver of redemption rights and participation in liquidation distributions from the Trust Account. The Insider Letter Agreement may be amended by the parties thereto, without shareholder approval. While Edoc does not expect the Edoc Board to approve any amendment to this agreement prior to the Business Combination, it may be possible that the Edoc Board, in exercising its business judgment and subject to its fiduciary duties and any restrictions under the Merger Agreement, chooses to approve one or more amendments to such agreement. Any such amendment may have an adverse effect on the value of an investment in Edoc’s securities or the likelihood that there will not be Public Share redemptions that could affect the ability to consummate the Business Combination.

Holders of Class A ordinary shares are not entitled to vote on the Director Appointment Proposal.

Pursuant to the terms of Current Charter, only holders of Class B ordinary shares have the right to vote on the appointment of directors prior to Edoc’s initial business combination. Holders of public shares are not entitled to vote on the appointment of directors prior to Edoc’s consummation of an initial business combination and, consequently, are not entitled to vote on the Director Appointment Proposal. Additionally, only holders of Class B ordinary shares, and not public shareholders, are entitled to remove directors prior to Edoc’s consummation of an initial business combination. Accordingly, public shareholders will not be able to influence the vote on the Director Appointment Proposal.

The Sponsor, Edoc’s directors, officers, advisors, and their affiliates may elect to purchase public shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of Edoc ordinary shares.

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding Edoc or Edoc’s securities, Edoc’s directors, officers, advisors and/or their respective affiliates may purchase shares, rights and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Edoc Ordinary Shares or vote their shares in favor of the Business Combination Proposal.

The purpose of purchases by Edoc’s directors, officers, advisors prior to the meeting and other transactions would be to increase the likelihood that the Proposals presented to shareholders for approval at the Meeting are approved or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on outstanding Edoc Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either prior to or immediately after the Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Proposals to be presented at the Meeting and would likely increase the chances that such Proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements. Edoc will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals to be voted on at the Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

In addition, if such purchases are made, the public “float” of Edoc public shares and the number of beneficial holders of Edoc securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing, or trading of Edoc’s securities on a national securities exchange.

There are risks to Edoc’s shareholders who are not affiliates of the Sponsor of becoming stockholders of the Combined Company through the Business Combination rather than acquiring securities of Calidi directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of Edoc’s securities in connection therewith, investors will not receive the benefit of any outside independent review of Edoc’s and Calidi’s respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (FINRA) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, Edoc’s shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.

If Calidi became a public company through an underwritten public offering, the underwriters for such offering would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” In order to fulfill its duty to conduct a “reasonable investigation,” an underwriter will, in addition to conducting a significant amount of due diligence on its own, usually require that an issuer’s independent registered public accounting firm provide a comfort letter with respect to certain numbers included in the registration statement and will require the law firm for the issuer to include in its legal opinion to the underwriters a statement that such counsel is not aware of any material misstatements or omissions in the initial public offering registration statement (“Counsel Negative Assurance Statements”). Auditor comfort letters and Counsel Negative Assurance Statements are generally not required in connection with private companies going public through a merger with a special purpose acquisition company, such as Edoc, and no auditor comfort letters or Counsel Negative Assurance Statements have been requested or obtained in connection with the Business Combination or the preparation of this proxy statement/prospectus.

In addition, the amount of due diligence conducted by Edoc and its advisors in connection with the Business Combination may not be as high as would have been undertaken by an underwriter in connection with an initial public offering of Calidi. Accordingly, it is possible that defects in Calidi’s business or problems with Calidi’s management that would have been discovered if Calidi conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of the Combined Company Common Stock.

Unlike an underwritten initial public offering, the initial trading of the Combined Company’s securities will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of the Combined Company’s securities on Nasdaq could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for the Combined Company’s securities during the period immediately following the listing.

Furthermore, the Sponsor and certain of Edoc’s directors and executive officers have interests in the Business Combination that may be different from, or in addition to, the interests of our shareholders generally. Such interests may have influenced Edoc’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See “— Since the Sponsor and Edoc’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of Edoc’s shareholders, a conflict of interest may have existed in determining whether the Business Combination with Calidi is appropriate as Edoc’s initial business combination. Such interests include that the Sponsor will lose its entire investment in Edoc if the business combination is not completed.” and in “Proposal 2 — The Business Combination Proposal — Interests of Edoc’s Directors and Officers and Others in the Business Combination.”

If third parties bring claims against Edoc, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.27 per share (based on the Trust Account balance as of March 31, 2022).

Edoc’s placing of funds in the Trust Account may not protect those funds from third-party claims against Edoc. Although Edoc seeks to have vendors, service providers (other than Edoc’s independent registered public accounting firm), prospective target businesses and other entities with which Edoc does business execute agreements with Edoc waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Edoc’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Edoc’s management will consider whether competitive alternatives are reasonably available to Edoc and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Edoc under the circumstances. Neither Edoc’s auditor, Marcum LLP, nor I-Bankers, has or will execute an agreement with Edoc waiving such claims to the monies held in the Trust Account.

Examples of possible instances where Edoc may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Edoc and will not seek recourse against the Trust Account for any reason. Upon redemption of Edoc’s public shares, if Edoc has not completed its business combination within the required time period, or upon the exercise of a redemption right in connection with its business combination, Edoc will be required to provide for payment of claims of creditors that were not waived that may be brought against Edoc within the 10 years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.27 per public share (based on the Trust Account balance as of March 31, 2022), due to claims of such creditors.

The Sponsor has agreed that it will be liable to Edoc if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which Edoc has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.17 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay Edoc’s tax obligations, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Edoc’s indemnity of the underwriters of Edoc’s IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. Edoc has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of Edoc’s company. The Sponsor may not have sufficient funds available to satisfy those obligations. Edoc has not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Edoc’s business combination and redemptions could be reduced to less than $10.17 per public share. In such event, Edoc may not be able to complete Edoc’s business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of Edoc’s directors or officers will indemnify Edoc for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if Edoc is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Edoc which is not dismissed, or if Edoc otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Edoc’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Edoc’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, Edoc may not be able to return to the public shareholders $10.27 per share (which is amount per public share based on the Trust Account balance as of March 31, 2022). Edoc has access to the amounts held outside the trust account ($141,698 as of March 16, 2022) with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that Edoc liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors, however such liability will not be greater than the amount of funds from our trust account received by any such shareholder.

Past performance by any member or members of our management team or our Sponsor or any of their respective affiliates may not be indicative of future performance of an investment in Edoc or Calidi.

Past performance by any member or members of our management team, our Sponsor, or any of their respective current or former affiliates or entities related to one or more of them, is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of any member or members of our management team, any of their respective current or former affiliates or entities related to one or more of them, or any of the foregoing’s related investment’s performance, as indicative of the future performance of an investment in Edoc or Calidi or the returns Edoc or Calidi will, or is likely to, generate going forward.

Nasdaq may not list Calidi’s securities on its exchange, which could limit investors’ ability to make transactions in the Combined Company’s securities and subject the Combined Company to additional trading restrictions.

Edoc’s securities are currently listed on Nasdaq and it is anticipated that, following the Business Combination, the Company’s securities will continue to be listed on Nasdaq. However, there can be no assurance that the Company’s securities will continue to be listed on Nasdaq in the future. In order to continue to maintain the listing of the Company’s securities on Nasdaq, the Company must maintain certain financial, distribution, liquidity and stock price levels. For instance, the Company’s stock price would generally be required to be at least $4 per share and its stockholders’ equity would generally be required to be at least $5 million and the Company would be required to have a minimum of 300 public holders of “round lots” of 100 shares (with at least 50% of such round lot holders holding securities with a market value of at least $2,500). In addition to the listing requirements for the Company’s common stock, Nasdaq imposes listing standards on warrants. There can be no assurance that the Company will be able to meet those initial listing requirements. If Nasdaq delists the Company’s securities from trading on its exchange and the Company is not able to list its securities on another national securities exchange, Edoc expects the Company’s securities could be quoted on an over-the-counter market. If this were to occur, the Company could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for its securities;

•        a determination that the Company common stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Company’s securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

With respect to Edoc ordinary shares before the Business Combination, if these shares are delisted from trading by Nasdaq, then such an event may be considered a Material Adverse Event under the Merger Agreement, and Calidi is not obligated to close the Business Combination for as long as such Material Adverse Event is continuing and uncured.

Edoc’s shareholders will experience immediate dilution as a consequence of the issuance of Common Stock as consideration in the Business Combination and due to future issuances, including pursuant to the Incentive Plan and the ESPP. Having a minority share position may reduce the influence that Edoc’s current stockholders have on the management of the Company.

It is anticipated that, following the Business Combination (assuming, among other things, that no public shareholders exercise their redemption rights with respect to their public shares, and subject to the other assumptions described under the section titled “Frequently Used Terms — Share Calculations and Ownership Percentages”) (1) Edoc’s public shareholders are expected to own approximately 8.0% of the outstanding Common Stock, (2) the Calidi Stockholders (without taking into account any public shares held by the Calidi Stockholders prior to the consummation of the Business Combination or purchased in the PIPE Investment or the exercise by Calidi’s stockholders of appraisal rights) are expected to collectively own approximately 81.5% of the outstanding Common Stock, (3) the Sponsor, the Representative and other initial shareholders are expected to own approximately 5.1% of the outstanding Common Stock, (4) and the PIPE Investor is expected to collectively own approximately 5.4% of the outstanding Common Stock.

The Combined Company’s employees and consultants hold securities which, after the Closing will be securities convertible for Common Stock, and after Business Combination, are expected to be granted equity awards under the Incentive Plan and opportunities to purchase Common Stock under the ESPP. Edoc shareholders will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of Common Stock and when additional shares of Common Stock are purchased under the ESPP. This includes a total of approximately 19.0 million stock options of Calidi that will be issued and outstanding at the Closing.

Additionally, the Combined Company may also, from time to time in the future, issue additional shares of Common Stock or securities convertible into our Common Stock pursuant to a variety of transactions, including acquisitions. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing shareholders, reduce the market price of Common Stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of Common Stock. The Combined Company’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of our Common Stock bear the risk that our future offerings may reduce the market price of our Common Stock and dilute their percentage ownership.

Edoc’s and Calidi’s ability to consummate the Business Combination, and the operations of the Combined Company following the Business Combination, may be materially adversely affected by the recent coronavirus (COVID-19) pandemic.

The COVID-19 outbreak has adversely affected, and other events (such as terrorist attacks, natural disasters or a significant outbreak of other infectious diseases or public health crises) could adversely affect, economies and financial markets worldwide, business operations and the conduct of commerce generally, and the business of the Combined Company following the Business Combination could be adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. The outbreak of COVID-19 may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those related to the market for our securities and to the conduct of Calidi’s clinical trials.

Edoc’s private warrants, accounted for as a warrant liability, will be recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of Edoc’s ordinary shares and/or may make it more difficult for Edoc to consummate an initial business combination, if the business combination with Calidi is not completed.

Edoc accounts for the 4,110,000 private warrants issued concurrently with the closing of the initial public offering in accordance with the guidance contained in Derivatives and Hedging — Contracts in Entity’s Own Equity (ASC 815-40). Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, Edoc will classify each private warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such remeasurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in its statement of operations and therefore its reported earnings. The impact of changes in fair value on earnings may have an adverse effect on the market price of Edoc’s ordinary shares. In addition, potential targets may seek a SPAC that does not have warrants that are accounted for as a warrant liability, which may make it more difficult for Edoc to consummate an initial business combination with a target business (if the Business Combination is not completed).

Certain of Edoc’s warrants are accounted for as liabilities and the changes in value of such warrants could have an effect on our financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing Edoc’s warrants. As a result of the SEC Statement, Edoc reevaluated the accounting treatment of Edoc’s 9,000,000 public warrants and rights, 479,000 private warrants and rights, and 450,000 representative warrants. Edoc determined to classify the private warrants and representative warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on Edoc’s balance sheet as of December 31, 2020 are derivative liabilities related to embedded features contained within Edoc’s private and representative warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, Edoc’s consolidated financial statements and results of operations may fluctuate quarterly, based on factors which are outside of Edoc’s control. Due to the recurring fair value measurement, Edoc expects that it will recognize non-cash gains or losses on our private and representative warrants each reporting period and that the amount of such gains or losses could be material.

Edoc identified a material weakness in its internal control over financial reporting. If Edoc is unable to develop and maintain an effective system of internal control over financial reporting, Edoc may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Edoc and materially and adversely affect Edoc’s business and operating results.

Edoc’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Edoc’s management also evaluates the effectiveness of its internal controls and Edoc will disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Edoc’s annual or interim financial statements will not be prevented or detected on a timely basis.

As described elsewhere herein, Edoc previously identified, in light of the prior reclassification of certain warrants from equity to liability, as well as the reclassification of Edoc’s redeemable Class A ordinary shares as temporary equity, a material weakness in its internal controls over financial reporting relating to our accounting for complex financial instruments.

Edoc has commenced its remediation efforts in connection with the identification of the material weaknesses discussed above and has continued to implement the remedial steps during the quarter ended March 31, 2022. Edoc has implemented procedures intended to ensure that it identifies and applies the applicable accounting guidance to all complex transactions. Edoc is establishing additional monitoring and oversight controls designed to ensure the accuracy and completeness of its consolidated financial statements and disclosures. Edoc plans to further improve this process by enhancing access to accounting literature, identification of third-party professionals with whom to consult regarding complex accounting applications and consideration of additional staff with the requisite experience and training to supplement existing accounting professionals.

Edoc believes, but cannot provide any assurance that, the measures described above will remediate the material weaknesses identified and discussed above. While the time it may take to remediate the weakness is uncertain, the remediation initiatives outlined above are estimated to take place over the next 6 to 12 months. While Edoc continues the process to implement its plan to remediate the material weaknesses, it cannot predict the success of such plan or the aggregate costs associated therewith, and Edoc’s assessment of the outcome of its remediation efforts cannot be made until the remediation initiatives have been completed and Edoc has been operating without the material weaknesses for a sufficient period of time. Edoc continues to monitor the effectiveness of its remediation efforts and the costs associated therewith, which may, individually or in the aggregate, be material, but which cannot yet be determined. Edoc can give no assurance that these measures described above will remediate the deficiencies in internal controls or that additional material weaknesses or significant deficiencies in its internal control over financial reporting will not be identified in the future. Edoc’s failure to implement and maintain effective internal control over financial reporting could result in errors in its financial statements that may lead to a restatement of its financial statements or cause Edoc to fail to meet its reporting obligations.

Effective internal controls are necessary for Edoc to provide reliable financial reports and prevent fraud. Measures to remediate material weaknesses may be time-consuming and costly and there is no assurance that such initiatives will ultimately have the intended effects. If Edoc identifies any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of Edoc’s accounts or disclosures that could result in a material misstatement of its annual or interim financial statements. In such case, Edoc may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and adversely affect Edoc’s business and operating results. Edoc cannot assure you that the measures it has taken to date, or any measures it may take in the future, will be sufficient to avoid potential future material weaknesses.

If Edoc requires Public Shareholders who wish to redeem their Public Shares to comply with the delivery requirements for redemption, such shareholders may be unable to sell their securities when they wish to if the Business Combination is not approved.

If Edoc requires Public Shareholders who wish to redeem their Public Shares to comply with specific delivery requirements for redemption and such proposed business combination is not consummated, Edoc will promptly return such certificates to the applicable Public Shareholders. Accordingly, investors who attempted to redeem their shares in such a circumstance will be unable to sell their securities after the failed acquisition until Edoc has returned their securities to them. The market price for Edoc’s shares may decline during this time and Edoc’s Public Shareholders may not be able to sell their securities when they wish to, even while other shareholders that did not seek conversion may be able to sell their securities.

Edoc’s shareholders may be held liable for claims by third parties against Edoc to the extent of distributions received by them upon redemption of their shares.

If Edoc is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Edoc was unable to pay Edoc’s debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by Edoc’s shareholders. Furthermore, Edoc’s directors may be viewed as having breached their fiduciary duties to Edoc or Edoc’s creditors or may have acted in bad faith, and thereby exposing themselves and Edoc’s company to claims, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Edoc cannot assure you that claims will not be brought against Edoc for these reasons. Edoc and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of

Edoc’s share premium account while Edoc was unable to pay Edoc’s debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,293 and to imprisonment for five years in the Cayman Islands.

Redemptions in connection with the February 2022 Extension make it more difficult for us to complete a Business Combination.

Upon completion of our IPO and a contemporaneous private placement, we placed $91,530,000 in the Trust Account. In connection with the February 2022 Extension, we paid $64,996,857.71 to public shareholders who exercised their redemption rights. As a result, we currently have approximately $27.5 million in the Trust Account. The reduction in the funds in the Trust Account makes it more difficult for us to complete a Business Combination since it reduces the funds available upon completion of the Business Combination to provide both working capital for the combined business following the Business Combination and a public float in compliance with Nasdaq’s $15 million market value public float requirement. It also results in a reduction of the number of stockholders that we have.

Risks Related to Our Securities Following the Business Combination and Calidi Operating as a Public Company

We will incur significant increased expenses and administrative burdens as a public company, which could materially and adversely affect our business, prospects, financial condition and results of operations.

We face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Exchange Act, Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements require us to carry out activities Calidi has not done previously. For example, we created new board committees and have adopted new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. In addition, we have obtained director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on the Board of Directors of the Combined Company or as executive officers. The additional reporting and other obligations imposed by these rules and regulations increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Calidi’s management has limited experience in operating a public company.

Calidi’s executive officers have limited experience in the management of a publicly traded company. Calidi’s management team may not successfully or effectively manage the transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of the Company. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for the Company to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

Failure to timely and effectively build our accounting systems to effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act could have a material adverse effect on our business.

As a public company, we are required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of a private company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities.

To manage the expected growth of our operations and increasing complexity, we will need to improve our operational and financial systems, procedures, and controls and continue to increase systems automation to reduce reliance on manual operations. Any inability to do so will affect our reporting. Our current and planned systems, procedures and controls may not be adequate to support our complex arrangements and the rules governing revenue and expense recognition for our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational and financial systems and controls could adversely affect our relationships with our partners, cause harm to our reputation and brand and could also result in errors in our financial and other reporting.

We are an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make Edoc securities less attractive to investors.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause Edoc to lose that status earlier, including if the market value of its ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case the Company would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find the Combined Company’s securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for the Combined Company’s securities and the trading prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such an extended transition period and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Risks to Ownership of Combined Company Securities

Our Proposed Charter will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Proposed Charter will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. In addition, if an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel.

Our Proposed Charter will provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing choice of forum provision.

This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our Proposed Charter provides further that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These choices of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive-forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the exclusive-forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business.

Delaware law and provisions in our charter documents could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our common stock.

Our certificate of incorporation, bylaws, and Delaware law contain provisions that could depress the trading price of our common stock by acting to discourage, delay, or prevent a change of control of Calidi or changes in Calidi that our management or stockholders may deem advantageous. Among other things, our certificate of incorporation and bylaws include the following provisions:

•        permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•        provide that directors may only be removed for cause and only by a super majority vote;

•        require super-majority voting to amend certain provisions of our certificate of incorporation and any provision of its bylaws;

•        authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•        eliminate the ability of our stockholders to call special meetings of stockholders;

•        prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•        provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

•        establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock, from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, our board of directors approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our common stock, or (iii) following board approval, such business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders.

Any provision of our certificate of incorporation, our bylaws, or Delaware law that has the effect of delaying, preventing, or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and our indemnification agreements that we have entered into with our directors and officers provide that:

•        we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•        we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•        we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•        we will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

•        the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•        we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our capital stock and do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our Board. Accordingly, investors must rely on sales of Combined Company common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

The Company may be subject to securities litigation, which is expensive and could divert management attention.

Following the Business Combination, the per share price of the Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on Edoc’s business, financial condition, and results of operations. Any adverse determination in litigation could also subject the Company to significant liabilities.

Upon consummation of the Business Combination, the Company’s warrants will become exercisable for Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to Edoc shareholders.

If the Business Combination is completed, outstanding warrants to purchase an aggregate of 4,500,000 shares of Common Stock will become exercisable in accordance with the terms of the warrant agreement governing those securities. Each warrant entitles the holder to purchase one half (1/2) share of Common Stock and will become exercisable upon the later to occur of the completion of the Business Combination and twelve (12) months from the date of the IPO Prospectus. The exercise price of these warrants will be $11.50 per share, with respect to public warrants, and $11.50 per share, with respect to private warrants. To the extent such warrants are exercised, additional shares of Common Stock will be issued, which will result in dilution to the holders of Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the prevailing market prices of Common Stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. See below risk factor, “Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment.”

Even if the Business Combination is consummated, the warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least a majority of the registered holder of then-outstanding public warrants approve of such amendment.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer and Trust, as warrant agent, and Edoc. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or correct any mistake, but requires the approval by a majority of the registered holders of then-outstanding warrants to make certain changes that would adversely affect the interests of the registered holders of warrants. Accordingly, Edoc may amend the terms of the warrants in a manner adverse to a holder if holders of a majority of the registered holders of then-outstanding public warrants approve of such amendment. Although Edoc’s ability to amend the terms of the public warrants with the consent of a majority of the registered holders of then-outstanding warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period, or decrease the number of shares of Common Stock purchasable upon exercise of a warrant.

The Combined Company may redeem unexpired public warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making public warrants worthless.

The Combined Company has the ability to redeem not less than all outstanding warrants (excluding the Private Warrants, Representative’s Warrants and Warrants issued to the PIPE Investor) at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Common Stock equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date Edoc sends the notice of redemption to the warrant holders. If and when the warrants become redeemable by Edoc, Edoc may exercise its redemption right even if the Combined Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force warrant holders to: (i) exercise warrants and pay the exercise price therefor at a time when it may be disadvantageous for warrant holders to do so; (ii) sell warrants at the then-current market price when warrant holders might otherwise wish to hold warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

In addition, the Combined Company may redeem public (but not private) warrants at any time after they become exercisable and prior to their expiration at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption for a number of ordinary shares determined based on the redemption date and the fair market value of the Combined Company ordinary shares. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants. None of the private placement warrants will be redeemable by Edoc, subject to certain circumstances, so long as they are held by the Sponsor or its permitted transferees.

Edoc’s outstanding warrants and rights may have an adverse effect on the market price of Class A Ordinary Shares or may create dilution for Public Shareholders.

Edoc has issued 9,000,000 warrants that will result in the issuance 4,500,000 of additional Class A Ordinary Shares, and 9,000,000 rights that will result in the issuance of 900,000 additional Class A Ordinary Shares. Such securities, when converted or exercised, will increase the number of issued and outstanding Class A Ordinary Shares. The sale, or even the possibility of sale, of the shares underlying the warrants and the rights could have an adverse effect on the market price for Edoc’s securities. If and to the extent these warrants and rights are converted or exercised, Edoc’s Public Shareholders may experience dilution to their holdings.

Edoc’s management’s ability to require holders of Edoc’s redeemable warrants to exercise such redeemable warrants on a cashless basis will cause holders to receive fewer Ordinary Shares upon their exercise of the redeemable warrants than they would have received had they been able to exercise their redeemable warrants for cash.

If Edoc calls Edoc’s public warrants for redemption after the redemption criteria described elsewhere in this proxy statement/prospectus have been satisfied, Edoc’s management will have the option to require any holder that wishes to exercise his warrants (including any warrants held by Edoc’s initial shareholders or their permitted transferees) to do so on a “cashless basis.” If Edoc’s management chooses to require holders to exercise their warrants on a cashless basis, the number of Class A Ordinary Shares received by a holder upon exercise will be fewer than it would have been had such holder exercised his warrants for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in Edoc’s company.

The terms of Edoc’s warrants may be amended in a manner that may be adverse to holders with the approval by the holders of at least a majority of the then outstanding warrants.

Edoc’s warrants were issued in registered form pursuant to the Warrant Agreement between the Warrant Agent and Edoc. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision. The Warrant Agreement requires the approval by the holders of a majority of the then outstanding warrants (including the Private Warrants) in order to make any change that adversely affects the interests of the registered holders. Accordingly, the terms of the warrants may be amended in a manner adverse to a holder if holders of at least a majority of the then outstanding warrants approve of such amendment. Edoc or the Company may amend the terms of the warrants with the consent of at least a majority of the then outstanding warrants to effect any change thereto, including to increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of Edoc or the Company purchasable upon exercise of a warrant. Accordingly, Edoc would need approval from the holders of only 2,594,751, or 57.66%, of the public warrants to amend the terms of the warrants (assuming that the initial shareholders do not purchase any warrants in the open-market and that the holders of the private warrants, excluding I-Bankers voted in favor of such amendment.

Even if Edoc consummates the Business Combination, Edoc Public Warrants and Edoc Private Warrants may not be in the money at the time they become exercisable, and they may expire worthless.

Each warrant entitles the holder thereof to purchase one half of (1/2) of one Class A Ordinary Share. The exercise price for the outstanding public warrants is $11.50 per Class A Ordinary Share. The exercise price for the outstanding private warrants is $11.50 per Class A Ordinary Shares. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless

If the Combined Company does not maintain a current and effective prospectus relating to the ordinary shares issuable upon exercise of the redeemable warrants, public holders will only be able to exercise such redeemable warrants on a “cashless basis” which would result in a fewer number of shares being issued to the holder had such holder exercised the redeemable warrants for cash.

Except as set forth below, if the Combined Company does not maintain a current and effective prospectus relating to the ordinary shares issuable upon exercise of the warrants at the time that holders wish to exercise such warrants, they will only be able to exercise them on a “cashless basis,” provided that an exemption from registration is available. As a result, the number of ordinary shares that a holder will receive upon exercise of its warrants will be fewer than it would have been had such holder exercised its warrant for cash. Further, if an exemption from registration is not available, holders would not be able to exercise their warrants on a cashless basis and would only be able to exercise their warrants for cash if a current and effective prospectus relating to the ordinary shares issuable upon exercise of the warrants is available. Under the terms of the warrant agreement, the Combined Company has agreed to use its best efforts to meet these conditions and to maintain a current and effective prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, the Combined Company cannot assure you that it will be able to do so. If the Combined Company is unable to do so, the potential “upside” of the holder’s investment in the Combined Company’s may be reduced or the warrants may expire worthless. Notwithstanding the foregoing, the private warrants may be exercisable for unregistered ordinary shares for cash even if the prospectus relating to the ordinary shares issuable upon exercise of the warrants is not current and effective.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our securities.

If we fail to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

An active, liquid trading market for the Combined Company’s Common Stock may not develop, which may limit your ability to sell your shares.

An active trading market for the Combined Company’s shares may never develop or be sustained following the consummation of the Business Combination. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither the Combined Company nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of the Combined Company’s common stock. An inactive market may also impair the Combined Company’s ability to raise capital to continue to fund operations by issuing shares and may impair the Combined Company’s ability to acquire other companies or technologies by using the Combined Company’s shares as consideration.

After the Business Combination is consummated, a significant portion of Edoc’s total outstanding shares will be restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of Common Stock to drop significantly, even if the Combined Company’s business is doing well.

Pursuant to the terms of the Lock-Up Agreements, the Insider Letter Agreement, the I-Bankers Unit Subscription Agreement and the Sponsor Unit Subscription Agreement (collectively, the “Transfer Restriction Agreements”), the

Significant Company Holders, Edoc’s initial shareholders, I-Bankers and the Sponsor, respectively, are contractually restricted from selling or transferring the securities that are the subject of the Transfer Restriction Agreements, and will, after the Closing of the Business Combination, and subject to certain exceptions set forth in the Transfer Restriction Agreements, be subject will be contractually restricted from selling or transferring the securities that are the subject of the Transfer Restriction Agreements. Such restrictions end upon expiration of the end of the periods set forth in the applicable Transfer Restriction Agreements

However, following the expiration of such lockup periods pursuant to the applicable Transfer Restriction Agreements, the Significant Company Holders, the initial shareholders, I-Bankers and the Sponsor, respectively will not be restricted from selling the securities subject to the Transfer Restriction Agreements, other than by applicable securities laws and by any other applicable restrictions described in the Merger Agreement. Additionally, the PIPE Investor, subject to the registration of the shares of Common Stock to be issued to PIPE Investor at the Closing, and holders of Public Warrants, if they exercise such Warrants, will not be restricted from selling any of their shares of Common Stock following the Closing of the Business Combination, other than by applicable securities laws. As such, sales of a substantial number of shares of Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Common Stock. Upon completion of the Business Combination, assuming, among other things, that no Public Shares are redeemed at the Closing, and subject to the other assumptions described under the section titled “Frequently Used Terms — Share Calculations and Ownership Percentages,” the Sponsor, the Representative and the initial shareholders will own approximately 4.9% of the outstanding shares of the Combined Company and the Calidi Stockholders will own approximately 80.7% of the outstanding shares of the Combined Company. In the event that 473,242 Public Shares (which is the maximum number of Public Shares which may be redeemed at the Closing as presented (and subject to the assumptions) in the “Assuming Maximum Redemption Scenario” described in the section titled “Unaudited Pro Forma Condensed Combined Financial Information”) are redeemed in connection with the Closing, these percentages would remain unchanged for the Sponsor, the Representative and the initial shareholders and for the Calidi Stockholders, will increase to 81.5%.

Subject to applicable securities laws, after the expiration of applicable lock-up periods under the Transfer Restriction Agreements, the shares held by the Significant Company Holders, the initial shareholders, I-Bankers and the Sponsor may be sold. As such restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the Company’s stock price and the market price of Common Stock could decline if the holders of shares that are currently restricted, or shares that will be restricted after the Closing during the lock-up periods under the applicable Transfer Restriction Agreements, sell those shares or are perceived by the market as intending to sell them.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above your investment price.

The stock market, particularly in recent years, has experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks, which often does not relate to the operating performance of the companies represented by the stock. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

•        announcements concerning any of the clinical trials for our drug candidates (including, but not limited to, the timing of initiation or completion of such trials and the results of such trials, and delays or discontinuations of such trials, including delays resulting from slower than expected or suspended patient enrollment or discontinuations resulting from a failure to meet pre-defined clinical end points);

•        announcements concerning our strategic alliances;

•        failure or delays in entering additional drug candidates into clinical trials;

•        failure or discontinuation of any of our research programs;

•        issuance of new or changed securities analysts’ reports or recommendations;

•        failure or delay in establishing new strategic alliances, or the terms of those alliances;

•        market conditions in the pharmaceutical, biotechnology and other healthcare-related sectors;

•        actual or anticipated fluctuations in our quarterly financial and operating results;

•        developments or disputes concerning our intellectual property or other proprietary rights;

•        introduction of technological innovations or new products by us or our competitors;

•        issues in manufacturing, packaging, labeling and distribution of our drug candidates or drugs;

•        market acceptance of our drugs;

•        third-party healthcare coverage and reimbursement policies;

•        FDA or other U.S. or foreign regulatory actions affecting us or our industry;

•        litigation or public concern about the safety of our drug candidates or drugs;

•        additions or departures of key personnel;

•        substantial sales of our common stock by our existing stockholders, whether or not related to our performance;

•        automated trading activity by algorithmic and high-frequency trading programs;

•        volatility in the stock prices of other companies in our industry or in the stock market generally; and

•        other factors described in this “Risk Factors” section.

These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert our management’s time and attention.

Volatility in the stock prices of other companies may contribute to volatility in our stock price.

The stock market in general, and Nasdaq stock exchanges and the market for biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of early stage and clinical stage life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources and could harm our reputation and business.

If the Business Combination does not meet expectations of investors or securities analysts, the market price of Edoc’s securities (prior to the Closing) or the market price of the Company’s Common Stock after the Closing, may decline.

If the Business Combination does not meet the expectations of investors or securities analysts, the market price of Edoc’s securities prior to the Closing of the Business Combination may decline. The market values of Edoc’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which Edoc’s shareholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Merger Agreement will not be adjusted to reflect any changes in the market price of Edoc’s Class A ordinary shares, the market value of a Class A ordinary share issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.

In addition, following the Business Combination, fluctuations in the price of securities of the Combined Company could contribute to the loss of all or part of a shareholder’s investment. Prior to the Business Combination, there has not been a public market for the stock of Calidi. Accordingly, the valuation ascribed to Calidi in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for Edoc’s securities develops and continues, the trading price of the securities of the Combined Company following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Edoc’s control. Any of the factors listed below could have a material adverse effect on your investment in Edoc’s securities and Edoc’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Edoc’s securities may not recover and may experience a further decline.

Factors affecting the trading price of the securities of the Combined Company after the Closing may include:

•        actual or anticipated fluctuations in the Combined Company’s quarterly financial results or the quarterly financial results of companies perceived to be similar to the Combined Company;

•        the impact of the COVID-19 pandemic on our financial condition and the results of operations;

•        our operating and financial performance and prospects;

•        our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

•        future announcements concerning our business, our customers’ businesses, or our competitors’ businesses;

•        the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•        the market’s reaction to our reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act or a “smaller reporting company”;

•        the size of our public float;

•        coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•        market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•        strategic actions by us or our competitors, such as acquisitions or restructurings;

•        changes in laws or regulations which adversely affect the pharmaceutical industry generally or Calidi specifically;

•        changes in accounting standards, policies, guidance, interpretations, or principles;

•        changes in senior management or key personnel;

•        issuances, exchanges or sales, or expected issuances, exchanges, or sales of our capital stock;

•        changes in our dividend policy;

•        adverse resolution of new or pending litigation against us; and

•        changes in general market, economic, and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war, and responses to such events.

Broad market and industry factors may materially harm the market price of securities, irrespective of a company’s operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of the Combined Company’s securities, may not be predictable. A loss of investor confidence in the market for the stock of other companies that investors perceive to be similar to the Combined Company could depress the Combined Company’s stock price regardless of its business, prospects, financial conditions, or results of operations. A decline in the market price of Edoc’s securities also could adversely affect the Combined Company’s ability to issue additional securities and to obtain additional financing in the future.

If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

In addition, as required by the revenue recognition standard, ASC 606, we disclose the aggregate unsatisfied amount of transaction price allocated to performance obligations as of the end of the reporting period. Market practices surrounding the calculation of this measure are still evolving. It is possible that analysts and investors could misinterpret our disclosure or that the terms of our research or license agreements or other circumstances could cause our methods for preparing this disclosure to differ significantly from others, which could lead to inaccurate or unfavorable forecasts by analysts and investors.

Regardless of accuracy, unfavorable interpretations of our financial information and other public disclosures could have a negative impact on our stock price. If our financial performance fails to meet analyst estimates, for any of the reasons discussed above or otherwise, or one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline.

The historical financial results of Calidi and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what Calidi’s actual financial position or results of operations would have been if it were a public company.

The historical financial results of Calidi included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows it would have achieved as a public company during the periods presented or those the Combined Company will achieve in the future. The Combined Company’s financial condition and future results of operations could be materially different from amounts reflected in Calidi’s historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare the Combined Company’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Edoc’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. The unaudited pro forma financial information has been prepared based on a number of assumptions including, but not limited to, Calidi being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash of Calidi on the date the Business Combination closes and the number of Edoc’s public shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of Calidi’s future operating or financial performance and Calidi’s actual financial condition and results of operations may vary materially from the pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

Calidi’s independent auditors have expressed substantial doubt about Calidi’s ability to continue as a going concern, and neither Calidi nor Edoc can assure you that the consummation of the merger will eliminate this concern.

Calidi’s independent auditors have expressed doubt about Calidi’s ability to continue as a going concern, as set forth in their opinion included elsewhere in this proxy statement/prospectus. See “— For the year ended December 31, 2021, our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this proxy statement/prospectus.”

The substantial doubts about Calidi’s ability to continue as a going concern relate primarily to the Company’s current cash on hand, access to capital and the future cash needed to continue to operate as a going concern. Calidi’s ability to continue as a going concern is, however, dependent on various factors, and neither Calidi nor Edoc can assure you that the consummation of the merger will eliminate any doubts about Calidi’s ability to continue as a going concern. For example, if holders of Edoc common stock elect to redeem shares in an amount that is above what Edoc expects, there may be less cash available to Calidi at the consummation of the merger than expected. If Calidi is unable to continue as a going concern, Calidi may be forced to sell assets, seek bankruptcy relief or otherwise restructure its balance sheet or liquidate and you could lose all or a substantial portion of your investment.

Edoc has entered into the PIPE SPA to sell to an institutional investor PIPE Common Stock and PIPE Preferred Stock which may be terminated by the PIPE Investor prior to the closing of the PIPE Investment and that contains financial features, if triggered, that may require the Combined Company to issue additional shares of Common Stock and reduce the conversion price or repurchase such Preferred Shares.

Edoc has entered into the PIPE SPA with an institutional investor in which PIPE Common Stock and PIPE Preferred Shares will be sold. The PIPE Common Stock will be sold at $10.00 per share. However, in the event that on the 90th day after the close of the PIPE SPA and on the twentieth (20th) trading day after the registration statement registering the PIPE Common Stock and PIPE Common Stock to be issued upon conversion of the PIPE Preferred Shares the volume weighted average price (“VWAP”) of the PIPE Common Stock is below the purchase price, the Combined Company will be required to issue additional shares of PIPE Common Stock to the institutional investor.

In addition, under the terms of the PIPE Preferred Shares, (i) after a thirty (30) day period from the closing of the PIPE SPA, in the event that the VWAP for the five days prior to conversion of the PIPE Preferred Shares is less than the fixed conversion price of $10.00 per share, or other triggering events, the PIPE Preferred Shares are entitled to convert at a price equal to 90% of the price computed as the quotient of (I) the sum of the VWAP of the PIPE Common Stock for each of the two (2) Trading Days with the lowest VWAP of the PIPE Common Stock during the ten (10) consecutive Trading Day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, divided by (II) two (2), but not less than 20% of the fixed conversion price; or (ii) if forty five days after the closing of the PIPE SPA, the average daily dollar volume for a ten day period is less than $4,000,000, then the PIPE Preferred Shares are entitled to convert at the lower of the fixed conversion price or 80% of the price computed as the quotient of (I) the sum of the VWAP of the PIPE Common Stock for each of the two (2) Trading Days with the lowest VWAP of the PIPE Common Stock during the ten (10) consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) two (2) but not less than 20% of the fixed conversion price.

In addition, the PIPE Common Stock purchase PIPE Warrants provide for an adjustment to the exercise price of the warrant in the event of a “new issuance” of PIPE Common Stock, or common stock equivalents, at a price less than the applicable exercise price of the PIPE Common Stock purchase warrant. The adjustment is a “full ratchet” adjustment in exercise price of the PIPE Common Stock purchase warrant equal to the new issuance price.

Further, if certain defined “triggering events” defined in the PIPE Preferred Shares Certificate of Designation occur, such as a breach of the registration rights agreement, suspension of trading, or Edoc’s failure to convert the PIPE Preferred Shares into PIPE Common Stock when a conversion right is exercised, failure to issue Edoc’s PIPE Common Stock when the PIPE Common Stock purchase PIPE Warrant is exercised, or other events relating to defaults relating to Edoc’s credit agreements or judgments issued by the courts exceeding specified thresholds, then the PIPE Preferred Shares are entitled to convert at the lower of the fixed conversion price equal or 80% of the price computed as the quotient of (I) the sum of the VWAP of the PIPE Common Stock for each of the two (2) Trading Days with the lowest VWAP of the PIPE Common Stock during the ten (10) consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) two (2), but not less than 20% of the fixed conversion price. In the event that Edoc files for bankruptcy or other experiences other events of insolvency, the PIPE Preferred Shares must be redeemed for cash.

As a result of these financial provisions contained in the PIPE SPA and Certificate of Designation for the PIPE Preferred Shares, the Combined Company may be required to issue additional shares of Common Stock and adjust the conversion price contained in the PIPE Preferred Shares and warrants purchase by the institutional investor at an effective lower price than the $10.00 purchase, conversion or exercise price which issuance of additional shares of Common Stock has the effect of diluting the Combined Company’s other stockholders. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for further information. In addition, the institutional investor has the unconditional right to terminate the PIPE SPA at any time prior to the closing. If the PIPE SPA is terminated by the institutional investor, the closing conditions to the Business Combination may not be satisfied and the Business Combination may not be consummated.

The PIPE SPA may be terminated by the PIPE Investor at any time prior to the closing of the PIPE Investment. The parties to the PIPE SPA have entered into discussions on possible amendments to the PIPE SPA which would impose conditions to the PIPE Investor’s termination right. As a result of these discussions, it is possible that the terms of the PIPE Investment may change and no assurances can be given that the PIPE Investor will not exercise its termination right prior to the closing of the PIPE Investment.

Edoc has entered into Forward Share Purchase Agreements with certain Edoc stockholders which may require the Combined Company to repurchase such stockholders’ common stock that will reduce the amount of available working capital to the Combined Company.

In connection with the backstop arrangements entered into with the Backstop Investors, Edoc has entered into Forward Share Purchase Agreements with certain of the Backstop Investors pursuant to which such Backstop Investors agreed to (i) not request redemption of up to 2,200,000 Class A ordinary shares of Edoc in conjunction with Edoc’s stockholders’ approval of Business Combination, including any extension thereof, or (ii) tender such Class A ordinary shares to Edoc in response to any redemption or tender offer that Edoc may commence for its Class A ordinary shares.

As part of the Forward Share Purchase Agreement, the Combined Company has agreed that, upon the request of these Backstop Investors, it will acquire such investor’s Class A ordinary shares at a price of $10.42 per share on the three-month anniversary of the closing of the Business Combination. The Backstop Agreements provide that, following the closing of the Business Combination, Edoc will deposit into escrow accounts the aggregate cash amount necessary to purchase the shares held by the Backstop Investors, up to $22,924,000. Therefore, Edoc could be required to pay as much as $22,924,000 pursuant to the Forward Purchase Agreements, which would have a significant negative impact on Edoc’s available working capital.

In the event that these Edoc investors exercise their rights under the Forward Share Purchase Agreement and require the Combined Company to repurchase their Class A ordinary shares, this will have the effect of reducing the Combined Company’s working capital which may delay the Combined Company’s implementation of its business plan. If the maximum amount of redemptions occur and we are required to repurchase the shares of our common stock covered by the Backstop Agreements, we expect the net proceeds from the Business Combination, together with the PIPE Investment and our existing cash will be sufficient to fund our operations through the second quarter of 2023. Furthermore, after the Closing, subject to the conditions set forth in the Purchase Agreement, Edoc has the right to sell to the Common Stock Investor up to $75,000,000 in shares of Common Stock, subject to certain limitations and conditions set forth in the Purchase Agreement. However, our future capital requirements will depend on and could increase significantly as a result of many factors. Please see the risk factor titled “Even if we consummate the Business Combination, we will need to raise substantial additional funding. If we are unable to raise capital when needed, or if at all, we would be forced to delay, reduce or eliminate some of our product development programs or commercialization efforts.”

Terms of the Financing Agreements, including discount and conversion features, and the prices at which securities are issued or issuable thereunder may result in negative pressure on the price of our Common Stock after the Business Combination is consummated.

After thirty (30) days from the consummation of the PIPE Investment, if the Volume Weighted Average Price (“VWAP”) of the Common Stock is below $10 per share for five (5) consecutive trading days, the PIPE Preferred Shares are entitled to convert into shares of Common Stock at a price equal to 90% of the price computed as the quotient of (I) the sum of the VWAP of the PIPE Common Shares for each of the two (2) Trading Days with the lowest VWAP of the PIPE Common Shares during the ten (10) consecutive Trading Day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, divided by (II) two (2), but not less than 20% of the fixed conversion price; or (ii) if forty five (45) days after the consummation of the PIPE Investment, the average daily dollar volume for a ten day period is less than $4,000,000, then the PIPE Preferred Shares are entitled to convert into shares of Common Stock at the lower of the fixed conversion price or 80% of the price computed as the quotient of (I) the sum of the VWAP of the PIPE Common Stock for each of the two (2) Trading Days with the lowest VWAP of the PIPE Common Stock during the ten (10) consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) two (2) but not less than 20% of the fixed conversion price. In addition, under the PIPE SPA, we may be obligated to issue additional shares of Common Stock to the PIPE Investor at two (2) certain measurement dates in order to compensate the PIPE Investor for the difference between its purchase price of $10 per share for 500,000 shares of our common stock and the twenty (20) day average VWAP prior such measurement dates.

Furthermore, in the event that we exercise our right to sell additional shares of Common Stock to the Common Stock Investor under the Common Stock Purchase Agreement, the purchase price per share will be 96% of the to the lowest daily VWAP of our Common Stock during the three (3) consecutive trading days prior to the exercise of our right to sell our Common Stock to the Common Stock Investor. Any issuances of shares of Common Stock pursuant to these arrangements may materially and adversely effect the trading price of our common stock. Additionally, if and when we do sell shares to the Common Stock Investor, after the Common Stock has acquired the shares, the Common Stock Investor may resell all, some, or none of those shares at any time or from time to time in its discretion. Therefore, sales to the Common Stock Investor by us could result in substantial dilution to the interests of other holders of our Common Stock. Additionally, the sale of a substantial number of shares of Common Stock to Tumim, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

Certain regulatory agencies may not agree with the Combined Company’s accounting for the PIPE Preferred Shares and PIPE Warrants.

In connection with entering into the PIPE SPA with an institutional investor, the Combined Company will issue PIPE Common Shares, PIPE Preferred Shares and PIPE Warrants. The conversion rate for the number of Common Shares to be issued upon conversion for the PIPE Preferred Shares will depend on various factors based, in part, on the trading price of a share of the Combined Company’s Common Stock during a specific period. The exercise price for the PIPE Warrant, in turn, will also be based on the conversion rate for the PIPE Preferred Shares. In addition, the PIPE Preferred Shares have a feature that requires the Combined Company to redeem the PIPE Preferred Shares upon certain events.

The accounting for PIPE Preferred Shares and PIPE Warrant requires an analysis of complex accounting rules. No assurance can be given that certain regulatory authorities will agree with the Combined Company’s accounting analysis and require the Combined Company to treat the PIPE Preferred Shares and PIPE Warrants as liabilities which would adversely affect our equity and potentially affect our ability to meet Nasdaq’s continuing listing standards.

Risks Related to Redemption

Public Shareholders who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If Edoc’s shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (i)(a) holds public shares; (ii) submits a written request to Continental, Edoc’s transfer agent, in which it (a) requests that the Edoc redeem all or a portion of its public shares for cash, and (b) identifies itself as a beneficial holder of the public shares and provides its legal name, phone number, and address; and (iii) delivers its share certificates (if any) and other redemption forms (as applicable) to Continental physically or electronically through DTC. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 P.M, Eastern Time, on [           ], 2022 (two business days before the Meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a public shareholder’s broker and/or clearing broker, DTC and Continental, will need to act to facilitate this request. It is Edoc’s understanding that public shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Edoc does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, then Edoc will redeem such public shares for a per- share price, payable in cash, equal to the pro rata portion of the Trust Account established at the consummation of the initial public offering, calculated as of two business days prior to the consummation of the Business Combination. Please see the section titled “Meeting of Edoc Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.

Investors may not have sufficient time to comply with the delivery requirements associated with exercise of their redemption rights.

Pursuant to Edoc’s Current Charter, Edoc is required to give a minimum of only five clear days’ notice (meaning 5 days’ notice, excluding the day when the notice is received or deemed to be received and the day for which it is given or which it is to take effect) for an extraordinary general meeting. As a result, if Edoc requires public shareholders who wish to convert their public shares into the right to receive a pro rata portion of the funds in the Trust Account to comply with specific delivery requirements for conversion, holders may not have sufficient time to receive the notice and deliver their shares for conversion. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain Edoc’s securities when they otherwise would not want to.

If a public shareholder fails to receive notice of Edoc’s offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures required to redeem its shares, such shares may not be redeemed.

If, despite Edoc’s compliance with the proxy rules, a public shareholder fails to receive Edoc’s proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her, or its public shares. In addition, the proxy materials that Edoc is furnishing to holders of public shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section titled “Meeting of Edoc Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If a Public Shareholder or a “group” of Public Shareholders are deemed to hold in excess of 15% of Edoc’s Public Shares, that Public Shareholder or Public Shareholders will lose the ability to redeem all such shares in excess of 15% of Edoc’s Public Shares, absent Edoc’s consent.

A holder of Public Shares, together with any affiliate of such shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Public Shares, which is referred to as the “Excess Shares.” Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such Excess Shares would not be redeemed for cash, without Edoc’s prior consent. However, such Public Shareholder may vote all their shares (including Excess Shares) for or against the Business Combination. A Public Shareholder’s inability to redeem the Excess Shares will reduce such Public Shareholder’s influence over Edoc’s ability to complete the Business Combination and such Public Shareholder could suffer a material loss on such Public Shareholder’s investment in Edoc if the Public Shareholder sells Excess Shares in open market transactions. Additionally, a Public Shareholder will not receive Redemption distributions with respect to the Excess Shares if Edoc completes the Business Combination. As a result, Public Shareholder will continue to hold that number of Public Shares exceeding 15% and, in order to dispose of such shares, would be required to sell such shares in open market transactions, potentially at a loss.

There is no guarantee that a public shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the public shareholder in a better future economic position.

Edoc can give no assurance as to the price at which a public shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in Edoc’s share price, and may result in a lower value realized now than a public shareholder might realize in the future had the public shareholder not redeemed its shares. Similarly, if a public shareholder does not redeem its shares, the public shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a public shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A public shareholder should consult the public shareholder’s own financial advisor for assistance on how this may affect his, her, or its individual situation.

Following the Business Combination, the Combined Company may be required to purchase up to 2,200,000 shares of Common Stock pursuant to forward share purchase agreements, thereby reducing cash available to the Surviving Corporation for other purposes.

Edoc has entered into Forward Share Purchase Agreements with the Backstop Investors, which provide that each of the Backstop Investors would not redeem shares that they each hold in connection with the February 2022 Extension and the Business Combination. In such case, the Backstop Investors would each either hold such shares until the three month anniversary of the consummation of the Business Combination, at which time they will each have the right to sell them to the Combined Company at $10.42 per share, or will sell them during such time period at a market price of at least $10.27 per share. The Backstop Agreements provide that, following the closing of the Business Combination, Edoc will deposit into escrow accounts the aggregate cash amount necessary to purchase the shares held by the Backstop Investors, up to $22,924,000. As a result, these amounts deposited into the escrow accounts will not be available to the Combined Company unless and until any of the Backstop Investors sell such shares in the market. If the Backstop Investors sell such shares during the one-month period following the three-month anniversary of the closing of the Business Combination at a sales price that is greater than $10.27 per share, then the Combined Company shall pay to each selling investor a premium of $0.05 per share sold. If the Backstop Investors sell shares to the Combined Company, with such sale to occur on the three-month anniversary of the closing of the Business Combination, the repurchase price shall be $10.42 per share. For additional information, see the section titled “Edoc’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments.”

Risks Related to the Consummation of the Domestication

There is a risk that a U.S. Holder may recognize taxable gain with respect to its Ordinary Shares at the effective time of the Domestication.

The Edoc Board believes the Domestication should qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. If the Domestication should fail to qualify as a reorganization under Section 368(a) of the Code, a U.S. Holder of Ordinary Shares generally would recognize a gain or loss with respect to its Ordinary Shares in an amount equal to the difference, if any, between the fair market value of the corresponding common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in its Ordinary Shares surrendered.

As described more fully under the section titled “Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Edoc Shareholders” below, it is intended that the Domestication will constitute a tax-free reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming that the Domestication so qualifies, U.S. Holders (as defined in such section) of Ordinary Shares will be subject to Section 367(b) of the Code and, as a result:

•        A U.S. Holder of Ordinary Shares whose Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of Edoc’s earnings in income;

•        A U.S. Holder of Ordinary Shares whose Ordinary Shares have a fair market value of $50,000 or more, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power and value of all classes of Ordinary Shares will generally recognize gain (but not loss) on the exchange of Ordinary Shares for shares in the Company (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing such gain, such U.S. Holders may file an election to include in income as a deemed dividend the “all earnings and profits amounts,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Ordinary Shares, provided certain other requirements are satisfied. Edoc does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication; and

•        A U.S. Holder of Ordinary Shares whose Ordinary Shares have a fair market value of $50,000 or more, and who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power or value of all classes of Ordinary Shares will generally be required to include in income as a deemed dividend the “all earnings and profits amount,” (as defined in Treasury Regulation Section 1.367(b)-2(d))) attributable to its Ordinary Shares, provided certain other requirements are satisfied. Edoc does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

Furthermore, even if the Domestication qualifies as a reorganization under Section 368(a) of the Code, a U.S. Holder of Ordinary Shares may still recognize gain (but not loss) upon the exchange of its Ordinary Shares for Common Stock pursuant to the Domestication under the PFIC, rules of the Code equal to the excess, if any, of the fair market value of the common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Ordinary Shares surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. In such event, the U.S. Holder’s aggregate tax basis in Common Stock received in connection with the Domestication should be the same as the aggregate tax basis of Ordinary Shares surrendered in the transaction, increased by any amount included in the income of such U.S. Holder under the PFIC rules. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the description in the section titled “Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Edoc Shareholders — U.S. Holders — Effect of PFIC Rules on the Domestication.”

Edoc could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions.

Edoc could also be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions and changes in tax law could reduce Edoc’s after-tax income and adversely affect Edoc’s business and financial condition. For example, the U.S. federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), enacted in December 2017, resulted in fundamental changes to the Code, as amended, including, among many other things, a reduction to the federal corporate income tax rate, a partial limitation on the deductibility of business interest expense, a limitation on the deductibility of certain director and officer compensation expense, limitations on net operating loss carrybacks and carryovers and changes relating to the scope and timing of U.S. taxation on earnings from international business operations. Subsequent legislation, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, and subsequent federal law in response to COVID-19, including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, relaxed certain of the limitations imposed by the Tax Act for certain taxable years, including the limitation on the use and carryback of net operating losses and the limitation on the deductibility of business interest expense. The exact impact of the Tax Act and the CARES Act for future years is difficult to quantify, but these changes could materially affect us, Calidi, or its subsidiaries. In addition, other changes could be enacted in the future to increase the corporate tax rate, further limit the deductibility of interest, or effect other changes that could have a material adverse effect on Edoc’s financial condition. Such changes could also include increases in state taxes and other changes to state tax laws to replenish state and local government finances depleted by costs attributable to the COVID-19 pandemic and the reduction in tax revenues due to the accompanying economic downturn.

In addition, Edoc’s effective tax rate and tax liability are based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex and often open to interpretation. In the future, the tax authorities could challenge Edoc’s interpretation of laws, regulations and treaties, resulting in additional tax liability or adjustment to Edoc’s income tax provision that could increase Edoc’s effective tax rate. Changes to tax laws may also adversely affect Edoc’s ability to attract and retain key personnel.

Edoc (or the Company following the Business Combination) could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions.

Edoc (or the Company following the Business Combination) could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions and changes in tax law could reduce Edoc’s after-tax income and adversely affect Edoc’s (or following the Business Combination, the Company’s) business and financial condition. For example, the Tax Act enacted in December 2017, resulted in fundamental changes to the U.S. Internal Revenue Code of 1986 (the “Code”), as amended, including, among many other things, a reduction to the federal corporate income tax rate, a partial limitation on the deductibility of business interest expense, a limitation on the deductibility of certain director and officer compensation expense, limitations on net operating loss carrybacks and carryovers and changes relating to the scope and timing of U.S. taxation on earnings from international business operations. Subsequent legislation, the CARES Act enacted on March 27, 2020, relaxed certain of the limitations imposed by the Tax Act for certain taxable years, including the limitation on the use and carryback of net operating losses and the limitation on the deductibility of business interest expense. The exact impact of the Tax Act and the CARES Act for future years is difficult to quantify, but these changes could materially affect Edoc (or the Company following the Business Combination) In addition, other changes could be enacted in the future to increase the corporate tax rate, limit further the deductibility of interest, or effect other changes that could have a material adverse effect on Edoc’s (or following the Business Combination, the Company’s) financial condition. Such changes could also include increases in state taxes and other changes to state tax laws to replenish state and local government finances depleted by costs attributable to the COVID-19 pandemic and the reduction in tax revenues due to the accompanying economic downturn.

In addition, Edoc’s (or following the Business Combination, the Company’s) effective tax rate and tax liability are based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex and often open to interpretation. In the future, the tax authorities could challenge Edoc’s (or the Company’s) interpretation of laws, regulations and treaties, resulting in additional tax liability or adjustment to Edoc’s (or the Company’s) income tax provision that could increase Edoc’s (or the Company’s) effective tax rate. Changes to tax laws may also adversely affect Edoc’s (or the Company’s) ability to attract and retain key personnel.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

If you are a U.S. holder of our ordinary shares, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

Upon completion of the Domestication, and subsequently, the consummation of the Business Combination, the rights of holders of Edoc Interim common stock and Company’s Common Stock, respectively, arising under the DGCL will differ from and may be less favorable to the rights of holders of Edoc’s ordinary shares arising under the Cayman Islands Companies Act as well as Edoc’s Current Charter.

Upon completion of the Domestication, the rights of holders of Edoc Interim common stock will arise under the DGCL. Further, upon consummation of the Business Combination, the rights of holders of the Company’s Common Stock will arise under the Proposed Charter and Bylaws, as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in Edoc’s Current Charter and the Cayman Islands Companies Act and, therefore, some rights of holders of Common Stock could differ from the rights that holders of Edoc ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands Companies Act, such actions are generally available under the DGCL. This change could increase the likelihood that the Company becomes involved in costly litigation, which could have a material adverse effect on the Company.

For a more detailed description of the rights of holders of Edoc Interim common stock under the DGCL and how they may differ from the rights of holders of Edoc ordinary shares under the Cayman Islands Companies Act, please see the section titled “Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under the Applicable Corporate Law Before and After the Domestication.”

Delaware Law and the Proposed Charter will contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Charter and the Bylaws that will be in effect upon completion of the Business Combination differ from the Current Charter. Among other differences, the Proposed Charter and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Company Board, and therefore depress the trading price of the Company’s Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Edoc Board or taking other corporate actions, including effecting changes in management. Such provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Company Board or management.

In addition, as a Delaware corporation, the Company will generally be subject to provisions of Delaware law, including the DGCL. Although the Company will elect not to be governed by Section 203 of the DGCL, certain provisions of the Proposed Charter will, in a manner substantially similar to Section 203 of the DGCL, prohibit certain Company stockholders (other than those stockholders who are party to a stockholders’ agreement with the Company) who hold 15% or more of the Company’s outstanding capital stock from engaging in certain business combination transactions with the Company for a specified period of time unless certain conditions are met. See the section titled “Description of Securities — Capital Stock of the Combined Company after the Business Combination — Anti-Takeover Effects of the Proposed Charter and the Bylaws.”

Any provision of the Proposed Charter, the Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of the Company’s capital stock and could also affect the price that some investors are willing to pay for the Company’s common stock.

The form of the Proposed Charter is attached as Annex B to this proxy statement/prospectus and Edoc urges you to read it.

Provisions in the Proposed Charter and Delaware law may have the effect of discouraging lawsuits against the directors and officers of the Company.

Following the Domestication and Business Combination, the Proposed Charter will require that, unless the board of directors of the Company consents in writing to the selection of an alternative forum, that (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to Company or its stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL or the Proposed Charter, or (iv) any action asserting a claim governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel.

The Proposed Charter provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the foregoing choice of forum provision.

This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Proposed Charter provides further that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

These choices of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against the Company, a court could find the choice of forum provisions contained in the Proposed Charter to be inapplicable or unenforceable in such action. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the Edoc Board will not have the ability to adjourn the Meeting to a later date or dates in order to solicit further votes, and, therefore, the Business Combination will not be approved, and the Business Combination may not be consummated.

The Edoc Board is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Appointment Proposal. If the Adjournment Proposal is not approved, the Edoc Board will not have the ability to adjourn the Meeting to a later date or dates and, therefore, will not have more time to solicit votes to approve the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Appointment Proposal. In such events, the Business Combination would not be completed.

Risks if the Domestication and the Business Combination are Not Consummated

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to Edoc prior to the consummation of the Business Combination and to the Combined Company following the consummation of the Business Combination.

Edoc may not be able to consummate an initial business combination within the required time period, in which case Edoc would cease all operations except for the purpose of winding up and Edoc would redeem the public shares and liquidate unless the Sponsor contributes additional capital to Edoc, which the Sponsor is not obligated to do.

The Sponsor and Edoc’s officers and directors have agreed that Edoc must complete an initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter). If the Business Combination is not consummated, Edoc may not be able to find a suitable target business and consummate another initial business combination within such time period. Further, any potential target business with which Edoc enters into negotiations concerning a business combination will be aware of the time frame in which Edoc must consummate a business combination, which may give potential target businesses leverage over Edoc in negotiations of another business combination.

If Edoc has not consummated an initial business combination within such applicable time period, Edoc will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Edoc’s remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to Edoc’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Current Charter provides that, if Edoc winds up for any other reason prior to the consummation of our initial business combination, Edoc will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law. In either such case, public shareholders may receive only $10.27 per public share, or less than $10.27 per public share, on the redemption of their shares, and Edoc’s warrants will expire worthless. See “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.27 per public share” and other risk factors herein.

If Edoc has not completed its initial business combination, public shareholders may be forced to wait until after August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter) before redemption from the Trust Account.

If Edoc has not completed its initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter) (the “Required Date”), Edoc will distribute the aggregate amount then on deposit in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), pro rata to Edoc’s public shareholders by way of redemption and cease all operations except for the purposes of winding up of Edoc’s affairs, as further described in this proxy statement/prospectus. Any redemption of public shareholders from the Trust Account shall be affected automatically by function of the Current Charter prior to any voluntary winding up. If Edoc is required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to Edoc’s public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Act. In that case, investors may be forced to wait beyond August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from the Trust Account. Edoc has no obligation to return funds to investors prior to the date of Edoc’s redemption or liquidation unless, prior thereto, Edoc consummates its initial business combination or amend certain provisions of the Current Charter and only then in cases where investors have properly sought to redeem their public shares. Only upon Edoc’s redemption or any liquidation will public shareholders be entitled to distributions, if Edoc has not completed Edoc’s initial business combination prior to the Required Date.

Public Shareholders have limited rights or interests in funds in the Trust Account. For Public Shareholders to liquidate their investment, therefore, they may be forced to sell Public Securities, potentially at a loss.

Public Shareholders will be entitled to receive funds from the Trust Account because they hold Public Shares only upon (i) such Public Shareholder’s exercise of redemption rights in connection with Edoc’s initial business combination (which will be the Business Combination, should it occur) and then only in connection with those Public Shares that such Public Shareholder properly elected to redeem or (ii) the redemption of Public Shares if Edoc is unable to complete an initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), subject to applicable law and as further described herein. In addition, if Edoc is unable to complete an initial business combination by August 12, 2022, compliance with applicable law and the Current Charter may result in a delay in winding up Edoc and may require Edoc submit a plan of dissolution to its then-existing shareholders for approval prior to the distribution of the proceeds held in Edoc’s Trust Account. In that case, Public Shareholders may be forced to wait beyond August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), before they receive funds from the Trust Account. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, Public Shareholders may be forced to sell their Public Shares, potentially at a loss.

The securities in which Edoc invests the funds held in the Trust Account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than $10.27 per share.

The proceeds held in the Trust Account are invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. While short-term U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that Edoc is unable to complete Edoc’s initial business combination or make certain amendments to Edoc’s Current Charter, Edoc’s public shareholders are entitled to receive their pro-rata share of the proceeds held in the Trust Account, plus any interest income not released to us, net of taxes paid or payable (less, in the case Edoc is unable to complete its initial business combination, $100,000 of interest). Negative interest rates could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than $10.27 per share.

Provisions in Edoc’s Current Charter and Cayman Islands law may inhibit a takeover of Edoc, which could limit the price investors might be willing to pay in the future for Class A ordinary shares and could entrench management.

The Current Charter contains provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include the ability of the Board to designate the terms of and issue new series of preferred shares which may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for Edoc’s securities.

Edoc is also subject to anti-takeover provisions under Cayman Islands law, which could delay or prevent a change of control. Together these provisions may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Edoc may not hold an annual general meeting until after the consummation of our initial business combination.

In accordance with Nasdaq corporate governance requirements, Edoc is not required to hold an annual general meeting until one year after Edoc’s first fiscal year end following its listing on Nasdaq. There is no requirement under the Companies Act for Edoc to hold annual or extraordinary general meetings to appoint directors. Although Edoc’s Current Charter provides only holders of Class B ordinary shares the right to vote on director appointments or removals prior to the closing of an initial business combination, until Edoc holds an annual general meeting, public shareholders may not be afforded the opportunity to discuss company affairs with management.

Edoc’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern.”

As of February 9, 2022, Edoc had approximately $27.5 million in cash and may not have sufficient liquidity to fund its working capital needs. Further, Edoc has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans, including the Business Combination. Edoc cannot assure you that its plans to raise capital or to consummate an initial business combination, including the Business Combination, will be successful. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from its inability to consummate the Business Combination or its inability to continue as a going concern.

Edoc may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

If Edoc is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this prospectus captioned “Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Edoc Shareholders — U.S. Holders — PFIC Considerations — Effect of PFIC Rules on the Domestication”) of our Class A ordinary shares, rights or warrants, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Our actual PFIC status for our current taxable year may depend on whether we qualify for the PFIC start-up exception (see the section of this prospectus captioned “Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Edoc Shareholders — U.S. Holders — PFIC Considerations — Effect of PFIC Rules on the Domestication”). Depending on the particular circumstances the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any future taxable year. Edoc’s actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. If we determine we are a PFIC for any taxable year, we will endeavor to provide to a U.S. Holder such information as the Internal Revenue Service (“IRS”) may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would likely be unavailable with respect to our rights and warrants.

Edoc urges U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.

Because Edoc is incorporated under the laws of the Cayman Islands, public shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. Federal courts may be limited.

Because Edoc is currently incorporated under the laws of the Cayman Islands, Public Shareholders may face difficulties in protecting their interests and their ability to protect their rights through the U.S. federal courts may be limited prior to the Domestication. Edoc is currently an exempted company under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Edoc’s directors or officers, or enforce judgments obtained in the United States courts against Edoc’s directors or officers.

Until the Domestication is effected, Edoc’s corporate affairs are governed by the Current Charter, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of Edoc Securityholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to Edoc under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Edoc’s Securityholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

Edoc has been advised by its Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against Edoc judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against Edoc predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Edoc Board or controlling shareholders than they would as public stockholders of a United States company.

Edoc has devoted substantial time and expense to its evaluation and negotiation of the Business Combination neither of which can be recouped if the Business Combination is not consummated. Further, Edoc may not be able to obtain additional financing and researching alternative acquisitions that are not consummated will require additional time and expenditures, all of which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

The investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments requires substantial management time and attention and substantial costs for accountants, attorneys and others. If the Business Combination is not consummated, Edoc does not expected to recover most or all of the resources it expended through the date the Business Combination is abandoned and Edoc does not expect to recover the costs associated with another any other initial business combination that it may consider if the Business Combination is not consummated. Consequently, Edoc may not have the resources it needs to pursue or consummate an alternative business combination. To the extent that additional financing proves to be unavailable when needed to consummate an initial business combination, Edoc would be compelled to either restructure the transaction or abandon that particular initial business combination and seek an alternative target business candidate. Furthermore, if Edoc reaches an agreement relating to a specific target business, it may fail to consummate an initial business combination for any number of reasons, including those beyond Edoc’s control. Any such event will result in a loss to Edoc of the related costs incurred, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If Edoc is unable to complete an initial business combination, public shareholders may only receive $10.27 per share or potentially less than $10.27 per share, upon redemption, and Edoc’s rights and warrants will expire worthless.

Edoc may be unable to obtain additional financing to complete its initial business combination or to fund the operations and growth of a target business, which could compel Edoc to restructure or abandon a particular business combination. If Edoc is unable to complete its initial business combination, Edoc’s public shareholders may only receive $10.27 per share or potentially less than $10.27 per share on Edoc’s redemption, and the rights and warrants will expire worthless.

Although Edoc believes that the net proceeds of this offering and the sale of the private units, including the interest earned on the proceeds held in the trust account that may be available to Edoc for its initial business combination, will be sufficient to allow Edoc to consummate its initial business combination, because Edoc has not yet identified any prospective target business Edoc cannot ascertain the capital requirements for any particular transaction. If the net proceeds of this offering and the sale of the private units prove to be insufficient, either because of the size of Edoc’s initial business combination, the depletion of the available net proceeds in search of a target business, the obligation to repurchase for cash a significant number of shares from shareholders who elect redemption in connection with Edoc’s initial business combination or the terms of negotiated transactions to purchase shares in connection with Edoc initial business combination, Edoc may be required to seek additional financing or to abandon the proposed business combination. Financing may not be available on acceptable terms, if at all. If Edoc is unable to complete its initial business combination, Edoc’s public shareholders may only receive $10.27 per share or potentially less than $10.27 per share on Edoc’s redemption, and the rights and warrants will expire worthless. In addition, even if Edoc does not need additional financing to consummate its initial business combination, Edoc may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of Edoc’s officers, directors or shareholders are required to provide any financing to Edoc in connection with or after Edoc’s initial business combination

If the Business Combination is not consummated, public shareholders may not be afforded an opportunity to vote on Edoc’s proposed initial business combination, which means Edoc may complete its initial business combination even though a majority of the public shareholders do not support such a combination.

If the Business Combination is not consummated, Edoc may choose not to hold a shareholder vote before it completes another initial business combination if such other business combination would not require shareholder approval under applicable law or stock exchange listing requirement. For instance, if Edoc seeks to acquire a target business where the consideration it is paying in the transaction consists solely of cash, Edoc would typically not be required to seek shareholder approval to complete such a transaction. Except as required by applicable law or stock exchange listing requirement, the decision as to whether Edoc will seek shareholder approval of a proposed business combination or will allow shareholders to sell their shares to Edoc in a tender offer will be made by Edoc, solely in its discretion, and will be based on a variety of factors, such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek shareholder approval. Accordingly, if the Business Combination is not consummated, Edoc may complete another initial business combination even if holders of a majority of Edoc’s issued and outstanding ordinary shares do not approve of the business combination Edoc completes.

If, before distributing the proceeds in the Trust Account to Edoc’s public shareholders, Edoc files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against Edoc that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Edoc’s shareholders and the per share amount that would otherwise be received by Edoc’s shareholders in connection with Edoc’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to Edoc’s public shareholders, Edoc files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against Edoc that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in Edoc’s liquidation estate and subject to the claims of third parties with priority over the claims of Edoc’s shareholders. To the extent any liquidation claims deplete the Trust Account, the per share amount that would otherwise be received by Edoc’s shareholders in connection with Edoc’s liquidation may be reduced and may be less than $10.27 per share.

If, after Edoc distributes the proceeds in the Trust Account to its public shareholders, Edoc files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against Edoc that is not dismissed, a bankruptcy court may seek to recover such proceeds, and Edoc and its board of directors may be exposed to claims of punitive damages.

If, after Edoc distributes the proceeds in the Trust Account to its public shareholders, Edoc files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against Edoc that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a liquidator could seek to recover all amounts received by Edoc’s shareholders. In addition, the Edoc Board may be viewed as having breached its fiduciary duty to Edoc’s creditors or having acted in bad faith, thereby exposing it and Edoc to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Edoc cannot assure you that claims will not be brought against Edoc for these reasons.

If Edoc acquires another operating company or business in the healthcare industry, its future operations may be subject to risks associated with this sector, including that the healthcare business Edoc acquires is financially unstable or in its early stages of development.

While Edoc may pursue an initial business combination target in any business or industry, it expects to focus its search on acquiring an operating company or business in the healthcare industry, even if the Business Combination is not consummated. Risks inherent in investments in this sector may include, but are not limited to, the following:

•        Competition could reduce profit margins.

•        Inability to comply with governmental regulations affecting the healthcare industry could negatively affect its operations.

•        An inability to license or enforce intellectual property rights on which our business may depend.

•        The success of our planned business following consummation of our initial business combination may depend on maintaining a well-secured business and technology infrastructure.

•        If we are required to obtain governmental approval of our products, the production of our products could be delayed and we could be required to engage in a lengthy and expensive approval process that may not ultimately be successful.

•        Continuing government and private efforts to contain healthcare costs, including through the implementation of legal and regulatory changes, may reduce our future revenue and our profitability following such business combination.

•        Changes in the healthcare related wellness industry and markets for such products affecting our customers or retailing practices could negatively impact customer relationships and our results of operations.

•        The healthcare industry is susceptible to significant liability exposure. If liability claims are brought against us following a business combination, it could materially adversely affect our operations.

•        Dependence of our operations upon third-party suppliers, manufacturers or contractors whose failure to perform adequately could disrupt our business.

•        The Affordable Care Act, possible changes to it or its repeal, and how it is implemented could negatively impact our business.

•        A disruption in supply could adversely impact our business.

Any of the foregoing could have an adverse impact on Edoc’s operations following a business combination. However, our efforts in identifying prospective target businesses will not be limited to the healthcare industry. Accordingly, if we acquire a target business in another industry, these risks will likely not affect us and it will be subject to other risks attendant with the specific industry in which we operate or target business which it acquires, none of which can be presently ascertained.

Additionally, some prospective target companies in the healthcare companies are financially unstable or in early stages of development or growth. If Edoc pursues a business combination with such a target company, it may be affected by numerous risks, which may include volatile revenues or earnings and difficulties in obtaining and retaining key personnel. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not be able to properly ascertain or assess all of the significant risk factors and we may not have adequate time to complete due diligence. Furthermore, some of these risks may be outside of Edoc’s control and leave us with Edoc with no ability to control or reduce the chances that those risks will adversely impact a target business.

Edoc may pursue acquisition opportunities in any geographic region and in any business industry or sector and, if the Business Combination fails, Edoc may pursue an initial business combination involved in a sector with which Edoc’s management team has limited or no prior familiarity or expertise. Edoc securityholders may be unable to ascertain the merits or risks of any particular target business’ operations and Edoc may pursue an initial business combination that is not in the best interests of Edoc’s shareholders.

Except for the limitations that, so long as Edoc’s securities are listed on Nasdaq, a target business have a fair market value of at least 80% of the value of the Trust Account (less certain advisory fees to I-Bankers and taxes payable on interest earned), that Edoc’s initial business combination is approved by a majority of Edoc’s independent directors, and that Edoc is not permitted to effectuate an initial business combination with another blank check company or similar company with nominal operations, Edoc will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate. If the Business Combination is not consummated, Edoc may be presented with a business combination candidate in an industry unfamiliar to Edoc’s management team or with respect to which Edoc’s management’s experience may not be directly applicable. Although Edoc’s officers and directors will endeavor to evaluate the risks inherent in a particular target business, Edoc may not properly ascertain or assess all of the significant risk factors or that Edoc will have adequate time to complete due diligence. Further, Edoc may pursue an initial business combination in a sector or by means of a transaction which is difficult to consummate and may be subject to a variety of risks, many of which may be outside Edoc’s control or which its management may not have expertise to assess. Investors will be relying on management’s ability to identify business combinations, evaluate their merits, conduct or monitor diligence and conduct negotiations and any of the aforementioned factors may lead management to enter into an acquisition agreement that is materially less favorable to, or is not in the best interest of, Edoc’s shareholders.

If the Business Combination is not consummated, Edoc may effect a business combination with a company located outside of the United States, in which case Edoc would be subject to a variety of additional risks that may negatively impact its operations.

If the Business Combination is not consummated and Edoc instead effects an initial business combination with a company located outside of the United States, Edoc would be subject to any special considerations or risks associated with companies operating in the target business’ home jurisdiction, including any of the following:

•        rules and regulations or currency redemption or corporate withholding taxes on individuals;

•        laws governing the manner in which future business combinations may be effected;

•        exchange listing and/or delisting requirements;

•        tariffs and trade barriers;

•        regulations related to customs and import/export matters;

•        longer payment cycles;

•        tax issues, such as tax law changes and variations in tax laws as compared to the United States;

•        currency fluctuations and exchange controls;

•        rates of inflation;

•        challenges in collecting accounts receivable;

•        cultural and language differences;

•        employment regulations;

•        crime, strikes, riots, civil disturbances, terrorist attacks and wars, effects of COVID-19; and

•        deterioration of political relations with the United States.

The economic, political and social conditions, as well as government policies and legal systems, of the country in which Edoc’s operations are located could affect Edoc’s business. Such economic growth has been uneven, both geographically and among various sectors of the economy and such growth may not be sustained in the future. If in the future such country’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could materially and adversely affect Edoc’s ability to find an attractive target business with which to consummate an initial business combination and if we effect Edoc’s initial business combination, the ability of that target business to become profitable.

Additionally, many countries have difficult and unpredictable legal systems and underdeveloped laws and regulations that are unclear and subject to corruption and inexperience, which may adversely impact our results of operations and financial condition. Edoc’s ability to seek and enforce legal protections, including with respect to intellectual property and other property rights, or to defend itself with regard to legal actions taken in a given country, may be difficult or impossible, which could adversely impact Edoc’s operations, assets or financial condition.

If the Business Combination is not consummated, Edoc may effect a business combination with a company located in Asia, in which case Edoc would be subject to a variety of additional risks that may negatively impact its operations.

If the Business Combination is not consummated and Edoc instead effects an initial business combination with a company located in Asia, Edoc would be subject to any special considerations or risks associated with companies operating in the target business’ home jurisdiction. With respect to prospective target companies located in Asia, in addition to the preceding risk factors, these risks may include some or all of the following:

•        corporate governance standards in Asia may not be as strict or developed as in the United States and such weakness may hide issues and operational practices that are detrimental to a target business;

•        lack of transparency and ambiguity in regulatory processes;

•        limited communication concerning foreign ownership rules and regulations, the violation of which may result in fines, loss of business opportunities and other negative business consequences; and

•        potential economic or policy changes associated with inflationary pressures, such as changes in the availability of bank credits, interest rates, limitations on loans, restrictions on currency conversions and foreign investment or possible impositions of price controls.

Because, in the event that the Business Combination is not consummated and Edoc pursues a foreign transaction, foreign law could govern almost all of Edoc’s material agreements, Edoc may not be able to enforce its rights within such jurisdiction or elsewhere, which could result in a significant loss of business, business opportunities or capital.

Foreign law could govern almost all of Edoc’s material agreements, if the Business Combination is not consummated and Edoc pursues a foreign transaction as its initial business combination. The target business may not be able to enforce any of its material agreements or that remedies will be available outside of such foreign jurisdiction’s legal system. The system of laws and the enforcement of existing laws and contracts in such jurisdiction may not be as certain in implementation and interpretation as in the United States. Some foreign jurisdictions may be inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. As a result, the inability to enforce or obtain a remedy under any of Edoc’s future agreements could result in a significant loss of business and business opportunities.

If the Business Combination is not consummated, currency policies may cause another target business’ ability to succeed in the international markets to be diminished.

In the event Edoc acquires a non-U.S. target, all revenues and income would likely be received in a foreign currency, the dollar equivalent of our net assets and distributions, if any, could be adversely affected by reductions in the value of the local currency. The value of the currencies in Edoc’s target regions fluctuate and are affected by, among other things, changes in political and economic conditions. Any change in the relative value of such currency against Edoc’s reporting currency may affect the attractiveness of any target business or, following consummation of Edoc’s initial business combination, Edoc’s financial condition and results of operations. Additionally, if a currency appreciates in value against the dollar prior to the consummation of Edoc’s initial business combination, the cost of a target business as measured in dollars will increase, which may make it less likely that we are able to consummate such transaction.

Risks Related to Calidi’s Business

Following the Business Combination, the Company will be a holding company with no direct operations that relies on dividends, distributions, loans and other payments, advances and transfers of funds from Calidi to pay dividends, pay expenses and meet its other obligations. Accordingly, the Company’s securityholders will be subject to all of the risks of the businesses of Calidi following the Business Combination. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Calidi prior to the consummation of the Business Combination, which will be the business of the Combined Company following the consummation of the Business Combination. Accordingly, the risks described below relating to Calidi could also materially and adversely affect the Combined Company after the consummation of the Business Combination.

Risks Related to Our Business, Financial Position and Capital Requirements

We are a biopharmaceutical company with a limited operating history and have not generated any revenue to date from product sales.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We were incorporated under the laws of the State of Delaware in August 2015 as StemImmune, Inc. and reincorporated into the State of Nevada in June 2019 as Calidi Biotherapeutics, Inc. Since inception, we have focused substantially all of our efforts and financial resources on raising capital and developing our initial product candidates. As of March 31, 2022, our cash was $0.7 million. We have incurred net losses in each year since our inception, and we had an accumulated deficit of approximately $51 million as of March 31, 2022. For the three months ended March 31, 2022, we reported a net loss of $6.1 million. For the years ended December 31, 2021 and December 31, 2020, we reported net losses of $10.9 million and $7.9 million, respectively. We have no products approved for commercial sale and therefore have never generated any revenue from product sales, and we do not expect to do so in the foreseeable future. We have not obtained regulatory approvals for any of our product candidates, and even if our clinical development efforts result in positive data, our product candidates may not receive regulatory approval or be successfully introduced and marketed at prices that would permit us to operate profitably. We expect to continue to incur significant expenses and operating losses over the next several years and for the foreseeable future. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ deficit and working capital.

We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect our research and development expenses to significantly increase in connection with the commencement and continuation of clinical trials of our product candidates. In addition, if we obtain marketing approval for our product candidates, we will incur significant sales, marketing and manufacturing expenses. Upon the completion of our Business Combination, we will incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing biopharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

The amount of our future losses is uncertain, and our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline. Our quarterly and annual operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control and may be difficult to predict, including the following:

•        the timing and success or failure of clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

•        our ability to successfully enroll and retain subjects for clinical trials, and any delays caused by difficulties in such efforts;

•        our ability to obtain marketing approval for our product candidates, and the timing and scope of any such approvals we may receive;

•        the changing and volatile U.S. and global economic environments, including as a result of the COVID-19 pandemic;

•        the timing and cost of, and level of investment in, research and development activities relating to our product candidates, which may change from time to time;

•        the cost of manufacturing our product candidates, which may vary depending on the quantity of production, and the success of achieving commercial scale manufacturing operations in our new facility or at third-party manufacturers;

•        our ability to attract, hire and retain qualified personnel;

•        expenditures that we will or may incur to develop additional product candidates;

•        the level of demand for our product candidates should they receive approval, which may vary significantly;

•        the risk/benefit profile, cost and reimbursement policies with respect to our product candidates, if approved, and existing and potential future therapeutics that compete with our product candidates; and

•        future accounting pronouncements or changes in our accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

We have no products approved for commercial sale and have not generated any revenue from product sales.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our product candidates, and we do not expect to generate any revenue from the sale of products in the near future. We do not expect to generate significant revenue unless and until we obtain marketing approval of, and begin to sell, one or more of our product candidates. Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to:

•        successfully complete our ongoing and planned preclinical studies and clinical trials for our allogeneic stem cell delivery of on oncolytic virus programs;

•        timely file and receive acceptance of our Investigational New Drug applications, or INDs, in order to commence our planned clinical trials or future clinical trials;

•        successfully enroll subjects in, and complete, clinical trials for our oncolytic viral allogeneic stem cell programs;

•        implement measures to help minimize the risk of COVID-19 to our employees as well as patients enrolled in our trials;

•        timely file BLAs and receive regulatory approvals for our product candidates from the FDA and other regulatory authorities;

•        initiate and successfully complete all safety studies required to obtain U.S. and foreign marketing approval for our product candidates;

•        establish commercial manufacturing capabilities through third-party manufacturers for clinical supply and commercial manufacturing of our product candidates;

•        obtain and maintain patent and trade secret protection or regulatory exclusivity for our product candidates;

•        launch commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

•        maintain a continued acceptable safety profile of the product candidates following approval;

•        obtain and maintain acceptance of the product candidates, if and when approved, by patients, the medical community and third-party payors;

•        position our products to effectively compete with other therapies;

•        obtain and maintain favorable coverage and adequate reimbursement by third-party payors for our product candidates;

•        enforce and defend intellectual property rights and claims with respect to our product candidates; and

•        hire additional staff, including clinical, scientific and management personnel.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.

Our engineered allogeneic stem cell product candidates represent a novel approach to cancer treatment that creates significant challenges.

We are developing a pipeline of allogeneic stem cell product candidates engineered from healthy donor adipose-derived mesenchymal stem cells to potentiate and deliver oncolytic viruses to the tumor site and are intended for use in any patient with certain cancers. Advancing these novel product candidates creates significant challenges for us, including:

•        manipulating and manufacturing our product candidates to required specifications and in a timely manner to support our clinical trials, and, if approved, commercialization;

•        sourcing clinical and, if approved, commercial supplies of adipose and neuronal stem- and other cell types used to manufacture our product candidates;

•        understanding and addressing intra-donor variability in the quality and type of donor-derived stem cells, which could ultimately negatively affect our ability to produce a product reliably and consistently, if at all;

•        understanding and addressing the sourcing of stem cells for our product candidates;

•        educating medical personnel regarding the potential side effect profile of our product candidates, if approved, such as the potential for serious adverse events;

•        using medicines to manage adverse side effects or the potential for serious adverse events of our product candidates which may not adequately control such side effects or serious adverse events, and/or may have a detrimental impact on the efficacy of treatment;

•        conditioning patients with chemotherapy and possibly checkpoint inhibitors in advance of administering our product candidates, which may increase the risk of adverse side effects or serious adverse events;

•        obtaining regulatory approval, as the FDA and other regulatory authorities have limited experience with the development and regulation of allogeneic stem cell therapies for cancer; and

•        establishing sales and marketing capabilities upon obtaining regulatory approval, if any, in order to gain market acceptance of a novel therapy.

Adverse publicity regarding stem cell-based immunotherapy could have a material adverse impact our business.

Although we are not utilizing embryonic stem cells, we utilize neural stem cells that have been derived from fetal tissue. Adverse publicity due to ethical and social controversies surrounding the use of such cells or any adverse reported side effects from any stem cell, dendritic or other cell therapy clinical trial or to the failure of such trials to demonstrate that these therapies are efficacious could materially and adversely affect our ability to raise capital or recruit managerial or scientific personnel or obtain research grants. In addition, in August of 2017, when we were formerly known as StemImmune, Inc. we experienced adverse publicity when the FDA incorrectly identified us as a Stem Cell Clinic, associated with Stem Cell Clinics that the FDA subsequently sued in federal court for alleged violations of the Federal Food, Drug and Cosmetics Act. While we were never named in the FDA’s litigation, our business was temporarily disrupted and our management was forced to spend time correcting the misinformation and rebuilding our reputation with the FDA and state regulatory authorities. Because the use of human stem cells may be controversial to some segments of society, we may experience adverse publicity again which may disrupt our business and distract our executive management from executing on our business plan.

Even if we consummate the Business Combination, we will need to raise substantial additional funding. If we are unable to raise capital when needed, or if at all, we would be forced to delay, reduce or eliminate some of our product development programs or commercialization efforts.

The development of biopharmaceutical products is capital-intensive. We are currently advancing our product candidates through pre-clinical testing and clinical development across a number of potential indications. We have in-licensed our lead product candidate NNV1 that has completed a Phase 1 clinical trial sponsored by Northwestern University. We intend to initiate a Phase 1b or Phase 2 clinical trial under our in-licensed IND for NNV1 for patients with newly diagnosed malignant glioma (“GMB”). Our second program using our SuperNova technology has completed a limited physician investigator-sponsored pre-IND open-label, nonrandomized dose-escalation study prospectively reviewed by the International Cell Surgical Society Institutional Review Board. This study involved a TK-positive oncolytic vaccinia virus delivered by autologous adipose stromal vascular fraction stem cells and was completed in 2018. Since the completion of the study, the FDA has asserted that in-human studies involving autologous adipose stromal vascular fraction stem cells are regulated under the Federal Food, Drug, and Cosmetics Act require an IND from the FDA in order to conduct clinical trials. We intend to apply for an IND from the FDA and initiate a Phase 1 clinical trial for our product candidate SNV1 that utilizes allogeneic adipose-derived mesenchymal stem cell (“AD-MSC”) line VP-001 loaded with tumor selective “CAL1” oncolytic vaccinia virus strain. Consequently, we expect our expenses to significantly increase in connection with our ongoing activities, particularly as we continue our pre-clinical studies and initiate our planned clinical trials or initiate future trials on other product candidates and pursue the research and development of, and seek marketing approval for, our product candidates. In addition, depending on the status of regulatory approvals or, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for our product candidates or otherwise expand more rapidly than we presently anticipate. Furthermore, upon the consummation of the Business Combination, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate certain of our research and development programs or future commercialization efforts, and may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

In the event that the maximum amount of redemptions occur and we are required to repurchase the shares of our common stock covered by the Backstop Agreements, we expect the net proceeds from the Business Combination and the Financing Agreements, together with the existing cash will be sufficient to fund our operations through the second quarter of 2023. Furthermore, the Common Stock Purchase Agreement provides Edoc with the right, subject to the certain conditions and limitations, to sell to the Common Stock Investor up to $75,000,000 in shares of Common Stock, which Edoc expects to provide to the Combined Company with additional working capital, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement. However, our future capital requirements will depend on and could increase significantly as a result of many factors, including:

•        the scope, progress, results and costs of product discovery, preclinical and clinical development, laboratory testing and clinical trials for the development of NNV1, NNV2, SNV1, or our other potential product candidates;

•        the timing of, and the costs involved in, obtaining marketing approvals for NNV1 in newly diagnosed malignant glioma, NNV2 in recurrent glioblastoma (“GMB”) as well as for SNV1 in our initial target indications and our other potential product candidates that we may develop;

•        if approved, the costs of commercialization activities for NNV1, NNV2 or SNV1 for any approved indications or any other product candidate that receives regulatory approval to the extent such costs are not the responsibility of a collaborator that we may contract with in the future, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•        the potential additional expenses attributable to adjusting our development plans (including any supply related matters) to the COVID-19 pandemic;

•        the scope, prioritization and number of our research and development programs;

•        the costs, timing and outcome of regulatory review of our product candidates;

•        our ability to establish and maintain additional collaborations on favorable terms, if at all;

•        the achievement of milestones or occurrence of other developments that trigger payments under any additional collaboration agreements we may enter into;

•        the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

•        the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•        the extent to which we acquire or in-license other product candidates and technologies;

•        the costs of securing manufacturing arrangements for commercial production;

•        the emergence of competing oncolytic viral immunotherapies as well as immuno-oncology therapies in general and other adverse market developments;

•        the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our product candidates; and

•        the ongoing impact of the COVID-19 pandemic, which may exacerbate the magnitude of the factors discussed above.

Identifying potential product candidates and conducting preclinical development testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. Disruptions in the financial markets in general, and more recently due to the COVID-19 pandemic, have made equity and debt financing more difficult to obtain, and may have a material adverse effect on our ability to meet our fundraising needs. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing, including a PIPE Investment, if any, may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

We may incur significant cash payment obligations under our in-licensing agreements with Northwestern University and City of Hope.

We have entered into certain agreements with Northwestern and City of Hope, in which we are committed to pay up to $10 million in clinical trial costs for NNV1 and NNV2. Furthermore, we have agreed to pay contingent consideration of up to $18.7 million if certain development milestones related to NNV1 and NNV2 are achieved.

To meet these various cash payment obligations, we may need to sell additional shares of our common stock or other securities or issue debt to raise the required cash, or we may have to divert cash on hand that we would otherwise use for other business and operational purposes which could cause us to delay or reduce activities in the development and commercialization of our programs and which may have a material adverse effect on our business, operating results and prospects.

Risks Related to Product Development

Our business is highly dependent on the success of NNV1, SNV1 and NNV2. If we are unable to obtain approval for NNV1, SNV1, or NNV2 and effectively commercialize any of these product candidates for the treatment of patients in its approved indications, our business would be significantly harmed.

Our business and future success depend on our ability to obtain regulatory approval of, and then successfully commercialize, our most advanced product candidate, NNV1. NNV1 is in the early stages of development and has only been administered to a limited number of patients in a Phase 1 physician-sponsored clinical trial. The results to date may not predict outcomes for our planned trial or any future studies of NNV1 or any other allogeneic neural stem cell product candidate. Because NNV1 is the first allogeneic product to be evaluated in the clinic, its failure, or the failure of other allogeneic neural stem cell therapies, may significantly influence physicians’ and regulators’ opinions regarding the viability of our entire pipeline of allogeneic neural stem cell therapies. We are also dependent on Northwestern University to conduct an additional non-pivotal NNV1 Phase 1 trial in a timely and appropriate manner so that the company can sponsor the pivotal Phase 2 trial for NNV1. If Northwestern University does not conduct the trial on the timeline we expect, or otherwise fails to support the trial, our leadership position in the allogeneic neural stem cell industry and ability to progress additional product candidates may be significantly harmed.

Our product candidates, including NNV1, SNV1, and NNV2, will require additional clinical and non-clinical development, regulatory review and approval in multiple jurisdictions, a substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. In addition, because NNV1 is our most advanced product candidate and our other product candidates are based on similar technology, if NNV1 encounters safety or efficacy problems, manufacturing problems, developmental delays, regulatory issues, or other problems, our development plans and business would be significantly harmed.

Our preclinical studies and clinical trials may fail to demonstrate adequately the safety and efficacy of any of our product candidates, which would prevent or delay development, regulatory approval, and commercialization.

Before obtaining regulatory approvals for the commercial sale of our product candidates, including NNV1, NNV2, SNV1 or any other product candidates we develop, we must demonstrate the safety and efficacy of our product candidates for use in each target indication through lengthy, complex, and expensive preclinical studies and clinical trials. Failure can occur at any time during the preclinical study and clinical trial processes and there is a high risk of failure, so we may never succeed in developing marketable products. Any preclinical studies or clinical trials that we may conduct may not demonstrate the safety and efficacy necessary to obtain regulatory approval to market any of our product candidates. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety and efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our product candidates, we may be prevented or delayed in obtaining marketing approval for such product candidates. In some instances, there can be significant variability in safety or efficacy results between different preclinical studies and clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. While we are currently planning for either a physician-sponsored Phase 1b or a company-sponsored Phase 2 clinical trial for NNV1 and are in early stages of clinical development for NNV2 and SNV1, it is likely, as is the case with many oncology therapies, that there may be side effects associated with their use.

Results of our trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, our trials could be suspended or terminated, and the FDA or other regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Interim, top line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to regulatory audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, top line or preliminary data from our clinical trials. We may decide to conduct an interim analysis of the data after a certain number or percentage of patients have been enrolled, or after only a part of the full follow-up period but before completion of the trial. Similarly, we may report top line or preliminary results of primary and key secondary endpoints before the final trial results are completed. Preliminary, top line and interim data from our clinical trials may change as more patient data or analyses become available. Preliminary, top line or interim data from our clinical trials are not necessarily predictive of final results and are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, more patient data become available and we issue our final clinical trial report. These data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary, interim and top line data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the interim data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

If the interim, topline, or preliminary data that we report differ from more complete results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain marketing authorization for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Results of earlier studies and trials of our product candidates may not be predictive of future trial results.

Success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. As we commence new clinical trials and continue our ongoing clinical trials, issues may arise that could suspend or terminate such clinical trials. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after positive results in earlier preclinical studies or clinical trials. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. Notwithstanding any potential promising results in earlier studies and trials, we cannot be certain that we will not face similar setbacks. In addition, the results of our preclinical animal studies, including our oncology mouse studies and animal studies, may not be predictive of the results of outcomes in human clinical trials. For example, our oncology product candidates that are in preclinical development may demonstrate different chemical and biological properties in patients than they do in laboratory animal studies or may interact with human biological systems in unforeseen or harmful ways.

Additionally, some of past, ongoing and planned clinical trials utilize and “open-label” study design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect, as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Moreover, patients selected for early clinical studies often include the most severe sufferers and their symptoms may have improved notwithstanding the new treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge.

Our product candidates are based on a novel approach to the treatment of cancer, which makes it difficult to predict the time and cost of product candidate development and subsequently obtaining regulatory approval, if at all.

We have concentrated all of our research and development efforts on our NNV1 and SNV1 product candidates, and our future success depends on the successful development of these therapeutic approaches. In particular, NNV1 utilizes NSC-CRAd-S-pk7, an engineered oncolytic adenovirus delivered by neural stem cells to activate the innate and adaptive immune system. To our knowledge, there are no FDA-approved products for the treatment of cancer that utilize the adenovirus.

We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. Few viral immunotherapies have been approved globally or by the FDA to date. While the first viral immunotherapy, talimogene laherparepvec (Imlygic, Amgen), has received FDA approval, regulatory agencies have reviewed relatively few viral immunotherapy product candidates such as NNV1 and SNV1. This may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of our product candidates. Further, any viral immunotherapies that are approved may be subject to extensive post-approval regulatory requirements, including requirements pertaining to manufacturing, distribution and promotion. We may need to devote significant time and resources to compliance with these requirements.

The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain licensure of the product candidates based on the completed clinical trials, as the FDA often adheres to the Advisory Committee’s recommendations. Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained.

In addition, our product candidates are live, gene-modified viruses for which the FDA, and other regulatory authorities and other public health authorities, such as the Centers of Disease Control and Prevention and hospitals involved in clinical studies, have established heightened safety and contagion rules and procedures, which could establish additional hurdles for the development, manufacture or use of our vectors. These hurdles may lead to delays in the conduct of clinical trials or in obtaining regulatory approvals for further development, manufacturing or commercialization of our product candidates. We may also experience delays in transferring our process to commercial partners, which may prevent us from completing our clinical trials or commercializing our product candidates on a timely or profitable basis, if at all.

Furthermore, there has been limited historical clinical trial experience for the development of products that utilize the adenovirus. Moreover, the design and conduct of our clinical trials utilizing both neural stem cells and adiposed-derived mesenchymal stem cells (“AD-MSC”) to deliver oncolytic viruses differs from the design and conduct of previously conducted clinical trials in this area. As a result, there is substantial risk that the design or outcomes of our clinical trials will not be satisfactory to support marketing approval.

We may develop our product candidates in combination with other therapies, which exposes us to additional risks related to other agents or active pharmaceutical or biological ingredients used in combination with our product candidates.

In the future, we may develop our product candidates to be used with one or more currently approved other therapies. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or other regulatory authorities could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.

If the FDA or other regulatory authorities revoke their approval of these other drugs or revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the drugs we choose to evaluate in combination with any product candidate we develop, we may be unable to obtain approval.

We may also evaluate our future product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or other regulatory authorities. We will not be able to market any product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval. In addition, unapproved therapies face the same risks described with respect to our product candidates currently in development and clinical trials, including the potential for serious adverse effects, delays in their clinical trials and lack of FDA approval.

Negative developments in the field of immuno-oncology and, in particular, oncolytic viral immunotherapy, could damage public perception of any of our product candidates and negatively affect our business.

The commercial success of adenovirus we use in our NNV1 and NNV2 product candidates or ACAM2000, a thymidine kinase (TK)-positive strain of vaccinia virus (used as the current smallpox vaccine in the United States) we anticipate using in our SNV1 product candidate, will depend in part on public acceptance of the use of immuno-oncology, and, in particular, oncolytic viral immunotherapy. Adverse events in clinical trials of NNV1, SNV1 or any other adenovirus or any other ACAM2000-based product candidates which we may develop, or in clinical trials of others developing similar products and the resulting publicity, as well as any other negative developments in the field of immuno-oncology that may occur in the future, including in connection with competitor therapies, could result in a decrease in demand for any adenovirus- or ACAM2000-based product candidates that we may develop. These events could also result in the suspension, discontinuation, or clinical hold of or modification to our clinical trials. If public perception is influenced by claims that the use of oncolytic immunotherapies is unsafe, whether related to our therapies or those of our competitors, our product candidates may not be accepted by the general public or the medical community and potential clinical trial subjects may be discouraged from enrolling in our clinical trials. In addition, responses by national or state governments to negative public perception may result in new legislation or regulations that could limit our ability to develop or commercialize any product candidates, obtain or maintain regulatory approval or otherwise achieve profitability. More restrictive statutory regimes, government regulations or negative public opinion would have an adverse effect on our business, financial condition, prospects and results of operations and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop. As a result, we may not be able to continue or may be delayed in conducting our development programs.

Our product candidates consist of modified viruses. Adverse developments in clinical trials of other immunotherapy products based on viruses, like oncolytic viruses, may result in a disproportionately negative effect for our technologies as compared to other products in the field of infectious disease and immuno-oncology that are not based on viruses. Future negative developments in the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our products. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for our product candidates.

Difficulty in enrolling patients could delay or prevent clinical trials of our product candidates, and ultimately delay or prevent regulatory approval.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of completion of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing our product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or other regulatory authorities, or as needed to provide appropriate statistical power for a given trial. In particular, because we are focused on patients with brain cancer for the development of NNV1 and NNV2 our ability to enroll eligible patients may be limited or enrollment may be slower than we anticipate due to the small eligible patient population. In addition, our ability to enroll patients may be significantly delayed by the evolving COVID-19 pandemic and we are unable to predict the full extent and scope of such delays at this point.

In addition to the potentially small target populations for our planned clinical trials, particularly in brain cancer, the eligibility criteria will further limit the pool of available trial participants as we will require that patients have specific characteristics, such as a certain severity or stage of disease progression, to include them in a trial.

Additionally, the process of finding eligible patients may prove costly. We also may not be able to identify, recruit, and enroll a sufficient number of patients to complete our clinical trials because of the perceived risks and benefits of the product candidate under evaluation, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients, and the patient referral practices of physicians. If patients are unwilling to participate in our studies for any reason, the timeline for recruiting patients, conducting studies, and obtaining regulatory approval of potential products may be delayed.

The enrollment of patients further depends on many factors, including:

•        the proximity of patients to clinical trial sites;

•        patient referral practices of physicians;

•        the design of the clinical trial, including the number of site visits and invasive assessments required;

•        our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•        our ability to obtain and maintain patient consents;

•        reporting of the preliminary results of any of our clinical trials;

•        the risk that patients enrolled in clinical trials will drop out of the clinical trials before clinical trial completion; and

•        factors we may not be able to control, such as the COVID-19 pandemic that may limit patient participation, hiring of principal investigators or staff or clinical site availability.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us because some patients who might have opted to enroll in our clinical trials may instead opt to enroll in a clinical trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because certain of our product candidates represent a departure from more commonly used methods for cancer treatment and because certain of our product candidates have not been tested in humans before, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy, rather than enroll patients in any future clinical trial of our product candidates.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenue from any of these product candidates could be delayed or prevented.

Even if we receive marketing approval for our current or future product candidates, our current or future product candidates may not achieve broad market acceptance, which would limit the revenue that we generate from their sales.

The commercial success of our current or future product candidates, if approved by the FDA or other applicable regulatory authorities, will depend upon the awareness and acceptance of our current or future product candidates among the medical community, including physicians, patients and healthcare payors. Market acceptance of our current or future product candidates, if approved, will depend on a number of factors, including, among others:

•        the efficacy of our current or future product candidates as demonstrated in clinical trials, and, if required by any applicable regulatory authority in connection with the approval for the applicable indications, to provide patients with incremental health benefits, as compared with other available medicines;

•        limitations or warnings contained in the labeling approved for our current or future product candidates by the FDA or other applicable regulatory authorities;

•        the prevalence and severity of adverse events associated with our product candidates or those products with which they may be co-administered in immuno-oncology and, in particular, oncolytic viral immunotherapies;

•        the clinical indications for which our current or future product candidates are approved;

•        availability of alternative treatments already approved or expected to be commercially launched in the near future;

•        the potential and perceived advantages of our current or future product candidates over current treatment options or alternative treatments, including future alternative treatments;

•        the willingness of the target patient populations to try new therapies or treatment methods and of physicians to prescribe these therapies or methods in immuno-oncology and, in particular, oncolytic viral immunotherapies;

•        the need to dose such product candidates in combination with other therapeutic agents, and related costs;

•        the strength of marketing and distribution support and timing of market introduction of competitive products;

•        publicity concerning our products or competing products and treatments;

•        pricing and cost effectiveness;

•        the effectiveness of our sales and marketing strategies;

•        our ability to increase awareness of our current or future product candidates;

•        our ability to obtain sufficient third-party coverage or reimbursement;

•        the ability or willingness of patients to pay out-of-pocket in the absence of third-party coverage; and

•        potential product liability claims.

If our current or future product candidates are approved but do not achieve an adequate level of acceptance by patients, physicians and payors, we may not generate sufficient revenue from our current or future product candidates to become or remain profitable. Before granting reimbursement approval, healthcare payors may require us to demonstrate that our current or future product candidates, in addition to treating these target indications, also provide incremental health benefits to patients. Our efforts to educate the medical community, patient organizations and third-party payors about the benefits of our current or future product candidates may require significant resources and may never be successful.

We face substantial competition, which may result in others discovering, developing or commercializing product candidates before or more successfully than we do.

The development and commercialization of new product candidates is highly competitive. We face competition from major pharmaceutical, specialty pharmaceutical and biotechnology companies among others with respect to NNV1, NNV2 and SNV1 and will face similar competition with respect to any product candidates that we may seek to develop or commercialize in the future. We compete in pharmaceutical, biotechnology and other related markets that develop immuno-oncology therapies for the treatment of cancer. There are other companies working to develop viral immunotherapies for the treatment of cancer including divisions of large pharmaceutical and biotechnology companies of various sizes. The large pharmaceutical and biotechnology companies that have commercialized and/or are developing immuno-oncology treatments for cancer include AstraZeneca, Bristol-Myers Squibb, Gilead Sciences, Merck, Novartis, Pfizer and Roche/Genentech.

Some of the products and therapies developed by our competitors are based on scientific approaches that are the same as or similar to our approach, including with respect to the use of viral immunotherapy with adenovirus and other oncolytic viruses. Other competitive products and therapies are based on entirely different approaches. We are aware that Oncorus, Replimune, Amgen, Immavir, Fergene and IconOVir, among others, are developing viral immunotherapies that may have utility for the treatment of indications that we are targeting. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Many of the companies we compete against or may compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in concentration of even more resources among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, in establishing clinical trial sites and enrolling subjects for our clinical trials and in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination of our commercial opportunity if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, or are more convenient or are less expensive than any products that we or our collaborators may develop. Our competitors also may obtain FDA or foreign regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all our product candidates, if approved, are likely to be their efficacy, safety, convenience and price, if required, the level of biosimilar or generic competition and the availability of reimbursement from government and other third-party payors.

Risks Related to Government Regulation and Commercialization of Our Product Candidates

The regulatory approval processes of the FDA and other regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are not able to obtain, or experience delays in obtaining, required regulatory approvals, we will not be able to commercialize NNV1, NNV2, SNV1 and future product candidates as expected, and our ability to generate revenue may be materially impaired.

The time required to obtain approval by the FDA and other regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. These regulatory requirements may require us to amend our clinical trial protocols, including to comply with the protocols of any applicable SPA we receive from the FDA; conduct additional preclinical studies or clinical trials that may require regulatory or independent institutional review board, or IRB, approval; or otherwise cause delays in obtaining approval or rejection of an application. Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability to generate revenue from the particular product candidate, which may materially harm our business, financial condition, results of operations, stock price and prospects. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. The number and types of preclinical studies and clinical trials that will be required for regulatory approval also varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. Approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, and there may be varying interpretations of data obtained from preclinical studies or clinical trials, any of which may cause delays or limitations in the approval or a decision not to approve an application. It is possible that NNV1, NNV2, SNV1 and future product candidates will never obtain the appropriate regulatory approvals necessary for us to commence product sales.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of a product candidate may only be uncovered when a significantly larger number of patients are exposed to the product candidate or when patients are exposed for a longer period of time.

Undesirable side effects caused by NNV1, NNV2, SNV1 or any future product candidates could also result in denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications or the inclusion of unfavorable information in our product labeling, such as limitations on the indicated uses for which the products may be marketed or distributed, a label with significant safety warnings, including boxed warnings, contraindications, and precautions, a label without statements necessary or desirable for successful commercialization, or may result in requirements for costly post-marketing testing and surveillance, or other requirements, including REMS, to monitor the safety or efficacy of the products, and in turn prevent us from commercializing and generating revenues from the sale of NNV1, NNV2 SNV1 and future product candidates. Any such limitations or restrictions could similarly impact any supplemental marketing approvals we may obtain for NNV1, NNV2 and SNV1. Undesirable side effects may limit the potential market for any approved products or could result in restrictions on manufacturing processes, the discontinuation of the sales and marketing of the product, or withdrawal of product approvals. We could also be sued and held liable for harm caused to patients, or become subject to fines, injunctions or the imposition of civil or criminal penalties.

If NNV1, NNV2, SNV1 and future product candidates are associated with serious adverse events or undesirable side effects or have properties that are unexpected, we may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. The therapeutic-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may materially harm our business, financial condition, results of operations, stock price and prospects.

A Breakthrough Therapy designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek Breakthrough Therapy designation for some or all of our future product candidates. A Breakthrough Therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Sponsors of product candidates that have been designated as Breakthrough Therapies are eligible to receive more intensive FDA guidance on developing an efficient drug development program, an organizational commitment involving senior managers, and eligibility for rolling review and priority review. Drugs and biologics designated as Breakthrough Therapies by the FDA may also be eligible for other expedited approval programs, including accelerated approval.

Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to product candidates developed and considered for approval that have not received Breakthrough Designation and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as Breakthrough Therapies, the FDA may later decide that the product no longer meets the conditions for qualification. Thus, even though we may seek Breakthrough Therapy designation for NNV1, NNV2, SNV1 or some or all of our future product candidates for the treatment of various cancers, there can be no assurance that we will receive breakthrough therapy designation.

Accelerated approval by the FDA, even if granted for certain of our current or future product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek approval of certain of our current or future product candidates using the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies, and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA may require that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence by the sponsor. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA approval.

Even if our development efforts are successful, we may not obtain regulatory approval of NNV1, NNV2, SNV1 or any future product candidates in the United States or other jurisdictions, which would prevent us from commercializing NNV1, NNV2, SNV1 and future product candidates. Even if we obtain regulatory approval for NNV1, NNV2, SNV1 and future product candidates, any such approval may be subject to limitations, including with respect to the approved indications or patient populations, which could impair our ability to successfully commercialize NNV1, NNV2, SNV1 or any future product candidates.

We are not permitted to market or promote or sell NNV1, NNV2, SNV1 or any future product candidates before we receive regulatory approval from the FDA or other regulatory authorities, and we may never receive such regulatory approval. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy for that indication. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities and clinical trial sites by, the regulatory authorities. If we do not receive approval from the FDA and other regulatory authorities for any of NNV1, NNV2, SNV1 and future product candidates, we will not be able to commercialize such product candidates in the United States or in other jurisdictions. If significant delays in obtaining approval for and commercializing NNV1, NNV2, SNV1 and future product candidates occur in any jurisdictions, our business, financial condition, results of operations, stock price and prospects will be materially harmed. Even if NNV1, NNV2, SNV1 and future product candidates are approved, they may:

•        be subject to limitations on the indicated uses or patient populations for which they may be marketed, distribution restrictions, or other conditions of approval;

•        not be approved with label statements necessary or desirable for successful commercialization; or

•        contain requirements for costly post-market testing and surveillance, or other requirements, including the submission of a Risk Evaluation and Mitigation Strategy, or REMS, to monitor the safety or efficacy of the products.

We have not previously submitted a Biologics License Application, or BLA, to the FDA, or a similar marketing application to other regulatory authorities, for NNV1, NNV2, SNV1 or any product candidate, and we can provide no assurance that we will ultimately be successful in obtaining regulatory approval for claims that are necessary or desirable for successful marketing, if at all.

Changes in product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates are developed through preclinical studies to later-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Any of these changes could cause NNV1, NNV2, SNV1 or any future product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. Changes in third-party manufacturers and manufacturing processes may also require additional testing, or notification to, or approval by the FDA or a other regulatory authority. Such changes could be further delayed due to development of commercial scale manufacturing operations in our new facility or at third-party manufacturers. This could delay completion of clinical trials, require the conduct of bridging clinical trials or studies, require the repetition of one or more clinical trials, increase clinical trial costs, delay approval of NNV1, NNV2 SNV1 and future product candidates and jeopardize our ability to commence product sales and generate revenue.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products while local, national and international conditions warrant. On March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials, which the FDA continues to update. As of June 23, 2020, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. On July 16, 2020, the FDA noted that it is continuing to expedite oncology product development with its staff teleworking full-time. However, the FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required, in particular due to the COVID-19 pandemic and related travel restrictions. As of July 2020, utilizing a rating system to assist in determining when and where it is safest to conduct such inspections based on data about the virus’ trajectory in a given state and locality and the rules and guidelines that are put in place by state and local governments, the FDA is either continuing to, on a case-by-case basis, conduct only mission critical inspections, or, where possible to do so safely, resuming prioritized domestic inspections, which generally include pre-approval inspections. Foreign pre-approval inspections that are not deemed mission-critical remain postponed, while those deemed mission-critical will be considered for inspection on a case-by-case basis. The FDA will use similar data to inform resumption of prioritized operations abroad as it becomes feasible and advisable to do so. The FDA may not be able to maintain this pace and delays or setbacks are possible in the future. Should the FDA determine that an inspection is necessary for approval, and an inspection cannot be completed during the review cycle due to restrictions on travel, the FDA has stated that it generally intends to issue a complete response letter. Further, if there is inadequate information to make a determination on the acceptability of a facility, the FDA may defer action on the application until an inspection can be completed. In 2020, several companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets.

Even if NNV1, NNV2, SNV1 or any future product candidates receive regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense and limit how we manufacture and market our products.

Any product candidate for which we may obtain marketing approval will be subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities, including requirements related to the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising, marketing, and promotional activities for such product. These requirements further include submissions of safety and other post-marketing information, including manufacturing deviations and reports, registration and listing requirements, the payment of annual fees, continued compliance with current good manufacturing practice, or cGMP, requirements relating to manufacturing, quality control, quality assurance, and corresponding maintenance of records and documents, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval.

The FDA and other regulatory authorities will continue to closely monitor the safety profile of any product even after approval. If the FDA or other regulatory authorities become aware of new safety information after approval of any of NNV1, NNV2, SNV1 and future product candidates, they may withdraw approval, issue public safety alerts, require labeling changes or establishment of a REMS or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Any such restrictions could limit sales of the product.

We and any of our suppliers or collaborators, including our contract manufacturers, could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs and other FDA regulatory requirements. Application holders must further notify the FDA, and depending on the nature of the change, obtain FDA pre-approval for product and manufacturing changes.

In addition, later discovery of previously unknown adverse events or that the product is less effective than previously thought or other problems with any products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements both before and after approval, may yield various negative results, including:

•        restrictions on manufacturing, distribution, or marketing of such products;

•        restrictions on the labeling, including required additional warnings, such as boxed warnings, contraindications, precautions, and restrictions on the approved indication or use;

•        manufacturing delays and supply disruptions where regulatory inspections identify observations of noncompliance requiring remediation;

•        modifications to promotional pieces;

•        issuance of corrective information;

•        requirements to conduct post-marketing studies or other clinical trials;

•        clinical holds or termination of clinical trials;

•        requirements to establish or modify a REMS or similar strategy;

•        changes to the way the product is administered to patients;

•        liability for harm caused to patients or subjects;

•        reputational harm;

•        the product becoming less competitive;

•        warning or untitled letters;

•        suspension of marketing or withdrawal of the products from the market;

•        regulatory authority issuance of safety alerts, Dear Healthcare Provider letters, press releases, or other communications containing warnings or other safety information about the product;

•        refusal to approve pending applications or supplements to approved applications that we submit;

•        recalls of products;

•        fines, restitution or disgorgement of profits or revenues;

•        suspension or withdrawal of marketing approvals;

•        refusal to permit the import or export of our products;

•        product seizure or detention;

•        FDA debarment, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from federal healthcare programs, consent decrees, or corporate integrity agreements; or

•        injunctions or the imposition of civil, criminal or administrative penalties, including imprisonment.

Any of these events could prevent us from achieving or maintaining market acceptance of any particular product or could substantially increase the costs and expenses of commercializing such product, which in turn could delay or prevent us from generating significant revenues from its marketing and sale. Any of these events could further have other material and adverse effects on our operations and business and could adversely impact our business, financial condition, results of operations, stock price and prospects.

Further, the FDA’s policies or those of other regulatory authorities may change and could impose extensive and ongoing regulatory requirements and obligations on any product candidate for which we obtain marketing approval. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and be subject to regulatory enforcement action, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Regulatory approval by the FDA or other regulatory authorities is limited to those specific indications and conditions for which approval has been granted, and we may be subject to substantial fines, criminal penalties, injunctions or other enforcement actions if we are determined to be promoting the use of our products for unapproved or “off-label” uses, or in a manner inconsistent with the approved labeling, resulting in damage to our reputation and business.

We must comply with requirements concerning advertising and promotion for any product candidates for which we obtain marketing approval. Promotional communications with respect to therapeutics are subject to a variety of legal and regulatory restrictions and continuing review by the FDA, Department of Justice, Department of Health and Human Services’ Office of Inspector General, state attorneys general, members of Congress and the public. When the FDA or other regulatory authorities issue regulatory approval for a product candidate, the regulatory approval is limited to those specific uses and indications for which a product is approved. If we are not able to obtain FDA approval for desired uses or indications for NNV1, NNV2, SNV1 and future product candidates, we may not market or promote them for those indications and uses, referred to as off-label uses, and our business, financial condition, results of operations, stock price and prospects will be materially harmed. We also must sufficiently substantiate any claims that we make for any products, including claims comparing those products to other companies’ products, and must abide by the FDA’s strict requirements regarding the content of promotion and advertising.

Physicians may choose to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities. Regulatory authorities in the United States generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by biopharmaceutical companies concerning off-label use.

If we are found to have impermissibly promoted any of NNV1, NNV2 SNV1 and future product candidates, we may become subject to significant liability and government fines. The FDA and other agencies actively enforce the laws and regulations regarding product promotion, particularly those prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted a product may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. In the United States, engaging in the impermissible promotion of any products, following approval, for off-label uses can also subject us to false claims and other litigation under federal and state statutes. These include fraud and abuse and consumer protection laws, which can lead to civil and criminal penalties and fines, agreements with governmental authorities that materially restrict the manner in which we promote or distribute therapeutic products and conduct our business. These restrictions could include corporate integrity agreements, suspension or exclusion from participation in federal and state healthcare programs, and suspension and debarment from government contracts and refusal of orders under existing government contracts. These False Claims Act lawsuits against manufacturers of drugs and biologics have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements pertaining to certain sales practices and promoting off-label uses. In addition, False Claims Act lawsuits may expose manufacturers to follow-on claims by private payers based on fraudulent marketing practices. This growth in litigation has increased the risk that a biopharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, as well as criminal and civil penalties, agree to comply with burdensome reporting and compliance obligations, and be excluded from Medicare, Medicaid, or other federal and state healthcare programs.

If we do not lawfully promote our approved products, if any, we may become subject to such litigation and, if we do not successfully defend against such actions, those actions may have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

In the United States, the promotion of biopharmaceutical products is subject to additional FDA requirements and restrictions on promotional statements. If, after NNV1, NNV2, SNV1 or any future product candidates obtains marketing approval, the FDA determines that our promotional activities violate its regulations and policies pertaining to product promotion, it could request that we modify our promotional materials or subject us to regulatory or other enforcement actions, including issuance of warning letters or untitled letters, suspension or withdrawal of an approved product from the market, requests for recalls, payment of civil fines, disgorgement of money, imposition of operating restrictions, injunctions or criminal prosecution, and other enforcement actions. Similarly, industry codes in foreign jurisdictions may prohibit companies from engaging in certain promotional activities, and regulatory agencies in various countries may enforce violations of such codes with civil penalties. If we become subject to regulatory and enforcement actions, our business, financial condition, results of operations, stock price and prospects will be materially harmed.

We may not be able to file INDs or IND amendments to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA or other regulatory authority may not permit us to proceed.

The FDA or other regulatory authorities may require us to file separate INDs for additional clinical trials we plan to conduct with our current lead product candidates, NNV1, NNV2 and SNV1. We may not be able to file any additional INDs required for our current product candidates and any future product candidates on the timelines we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies, including due to the impact of the COVID-19 pandemic on suppliers, study sites or third-party contractors and vendors on whom we depend. Moreover, we cannot be sure that submission of an IND will result in the FDA or other regulatory authorities allowing further clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND. Any failure to file INDs on the expected timelines to obtain regulatory approvals for our trials may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all. There are similar risks related to the review and authorization of our protocols and amendments by other regulatory authorities.

If approved, our investigational products regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biologic products that are biosimilar to or interchangeable with an FDA-licensed reference biologic product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty.

We believe that any of our product candidates approved as a biologic product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our investigational medicines to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once licensed, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biologic products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.

The size of the potential market for our product candidates is difficult to estimate and, if any of our assumptions are inaccurate, the actual markets for our product candidates may be smaller than our estimates.

Our current and future target patient populations are based on our beliefs and estimates regarding the incidence or prevalence of certain types of the indications that may be addressable by our product candidates, which is derived from a variety of sources, including scientific literature and surveys of clinics. Our projections may prove to be incorrect and the number of potential patients may turn out to be lower than expected. The total addressable market opportunity for our product candidates will ultimately depend upon a number of factors including the diagnosis and treatment criteria included in the final label, if approved for sale in specified indications, acceptance by the medical community, patient access, the success of competing therapies and product pricing and reimbursement. Further, the market opportunity for viral immunotherapies is hard to estimate given that it is an emerging field with few globally or FDA-approved therapies, none of which have yet to enjoy broad market acceptance. Even if we obtain significant market share for our product candidates, because the potential target populations could be small, we may never achieve profitability without obtaining regulatory approval for additional indications.

Healthcare reform measures may have a material adverse effect on our business and results of operations.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our current or future product candidates or any future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a product for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements, (ii) additions or modifications to product labeling, (iii) the recall or discontinuation of our products or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. More recently, however, on January 28, 2021, President Biden issued a new Executive Order which directs federal agencies to reconsider rules and other policies that limit Americans’ access to healthcare and to consider actions that will protect and strengthen that access.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the Fifth Circuit Court and the United States Supreme Court; the Trump Administration has issued various Executive Orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices; and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business.

In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. These Medicare sequester reductions were suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. The American Taxpayer Relief Act of 2012 among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There has been increasing legislative and enforcement interest in the U.S. with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

At the federal level, budget proposals may contain further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low income patients. Additionally, the prior presidential administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of product candidates paid by consumers. The HHS has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in May 2019, the Centers for Medicare and Medicaid Services, or CMS, issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. On March 10, 2020, the prior administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. Additionally, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On November 20, 2020, the CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the current administration will work to reverse these measures or pursue similar policy initiatives. Any new laws or regulations that result in additional reductions in Medicare and other healthcare funding could have a material adverse effect on customers for our products, if approved, and, accordingly, on our results of operations.

Additionally, on October 1, 2020, the FDA issued a final rule allowing for the importation of certain prescription drugs from Canada. FDA also issued a final guidance document outlining a pathway for manufacturers to obtain an additional National Drug Code, or NDC, for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. The regulatory and market implications of the final rule and guidance are unknown at this time, but legislation, regulations or policies allowing the reimportation of drugs, if enacted and implemented, could decrease the price we receive for our products and adversely affect our future revenues and prospects for profitability.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new product candidates that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its product candidates available to eligible patients as a result of the Right to Try Act.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our current or future product candidates or additional pricing pressures.

Our revenue prospects could be affected by changes in healthcare spending and policy in the U.S. and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. It is highly possible that additional governmental action is taken to address the COVID-19 pandemic. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future, including repeal, replacement or significant revisions to the ACA. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•        the demand for our current or future product candidates, if we obtain regulatory approval;

•        our ability to set a price that we believe is fair for our products;

•        our ability to obtain coverage and reimbursement approval for a product;

•        our ability to generate revenue and achieve or maintain profitability;

•        the level of taxes that we are required to pay; and

•        the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

If, in the future, we are unable to establish sales and marketing and patient support capabilities or enter into agreements with third parties to sell and market our current or future product candidates, we may not be successful in commercializing our current or future product candidates if and when they are approved, and we may not be able to generate any revenue.

We do not currently have a sales or marketing infrastructure and have limited experience in the sales, marketing, patient support or distribution of products. To achieve commercial success for any approved product candidate for which we retain sales and marketing responsibilities, we must build our sales, marketing, patient support, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In the future, we may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, some of our current or future product candidates if and when they are approved.

There are risks involved with both establishing our own sales and marketing and patient support capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any drug launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our current or future product candidates on our own include:

•        our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•        the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to use any future products;

•        the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•        unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing, patient support and distribution services, our drug revenues or the profitability of these drug revenues to us are likely to be lower than if we were to market and sell any current or future product candidates that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our current or future product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our current or future product candidates effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our current or future product candidates. Further, our business, results of operations, financial condition and prospects will be materially adversely affected.

If any product candidate for which we receive regulatory approval does not achieve broad market acceptance among physicians, patients, healthcare payors, and the medical community, the revenues that we generate from its sales will be limited.

Even if our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors, and others in the medical community. Commercial success also will depend, in large part, on the coverage and reimbursement of our product candidates by third-party payors, including private insurance providers and government payors. The degree of market acceptance of any approved product would depend on a number of factors, including:

•        the efficacy, safety and tolerability as demonstrated in clinical trials;

•        the timing of market introduction of such product candidate as well as competitive products;

•        the clinical indications for which the product is approved;

•        acceptance by physicians, major operators of cancer or neurology clinics and patients of the product as a safe, tolerable and effective treatment;

•        the potential and perceived advantages of the product candidate over alternative treatments;

•        the safety and tolerability of the product candidate in a broader patient group;

•        the cost of treatment in relation to alternative treatments;

•        the availability of adequate reimbursement by third party payors and government authorities;

•        changes in regulatory requirements by government authorities for the product candidate;

•        relative convenience and ease of administration;

•        the prevalence and severity of side effects and adverse events;

•        the effectiveness of our sales and marketing efforts; and

•        favorable or unfavorable publicity relating to the product or relating to the Company.

Our ability to successfully launch and secure market acceptance of our pipeline candidates, NNV1, NNV2, and SNV1 (if approved), may be impacted by the evolving COVID-19 pandemic, although we are currently unable to predict or quantify any such potential impact with any degree of certainty. If the spread of COVID-19 and the social distancing measures taken by various governments continue, any commercial launch we may undertake may be hindered by various factors, including challenges in hiring the employees necessary to support commercialization; delays in demand due to impacts on the healthcare system and overall economy; delays in coverage decisions from Medicare and third-party payors; restrictions on our personal interactions with physicians, hospitals, payors, and other customers; interruptions or delays in our commercial supply chain; and increases in the number of uninsured or underinsured patients.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate sufficient revenue from these products and we may not become profitable, which would have a material adverse effect on our business.

If we fail to develop additional product candidates, our commercial opportunity could be limited.

We expect initially to develop our lead product candidates, NNV1, NNV2, and SNV1. A key part of our strategy, however, is to pursue clinical development of additional product candidates. Developing, obtaining marketing approval for, and commercializing additional product candidates will require substantial additional funding beyond the PIPE Investment and will be subject to the risks of failure inherent in medical product development. We cannot assure you that we will be able to successfully advance any of these additional product candidates through the development process.

Even if we obtain approval from the FDA or other regulatory authorities to market additional product candidates for the treatment of solid tumors, we cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace, or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize additional product candidates our commercial opportunity may be limited and our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Although we do not currently have any drugs on the market, if we begin commercializing our current or future product candidates, we will be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business. Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any current or future product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our current or future product candidates for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•        the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. The term remuneration has been interpreted broadly to include anything of value. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. On November 20, 2020, the Office of Inspector General, or OIG, finalized further modifications to the federal Anti-Kickback Statute. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. This rule (with exceptions) became effective January 19, 2021. We continue to evaluate what effect, if any, this rule will have on our business;

•        the federal False Claims Act imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the False Claims Act for a variety of alleged promotional and marketing activities, such as providing free products to customers with the expectation that the customers would bill federal programs for the products; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false of fraudulent claim for purposes of the False Claims Act;

•        the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•        the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the ACA require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the Department of Health and Human Services information related to physician payments and other transfers of value and the ownership and investment interests of such physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

•        HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, which also imposes obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

•        analogous state laws and regulations, such as state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge and may not comply under one or more of such laws, regulations and guidance. Law enforcement authorities are increasingly focused on enforcing fraud and abuse laws, and it is possible that some of our practices may be challenged under these laws. Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations, including anticipated activities to be conducted by our sales team, were to be found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, any of which could adversely affect our ability to operate our business and our financial results.

We may face potential liability if we obtain identifiable patient health information from clinical trials sponsored by us.

Most healthcare providers, including certain research institutions from which we may obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA, as amended by the HITECH. We are not currently classified as a covered entity or business associate under HIPAA and thus are not directly subject to its requirements or penalties. However, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. In addition, in the future, we may maintain sensitive personally identifiable information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who may enroll in patient assistance programs if we choose to implement such programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

The EU General Data Protection Regulation, or GDPR, also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR is a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities. Further, the United Kingdom’s decision to leave the European Union, referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear how data transfers to and from the United Kingdom will be regulated now that the United Kingdom has left the European Union.

In addition, California recently enacted and has proposed companion regulations to the California Consumer Privacy Act, or CCPA, which went into effect January 1, 2020. The CCPA creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. As of March 28, 2020, the California State Attorney General has proposed varying versions of companion draft regulations which are not yet finalized. Despite the delay in adopting regulations, the California State Attorney General commenced enforcement actions against violators on July 1, 2020. While there are currently exceptions for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may impact our business activities. On August 14, 2020, implementing regulations were finalized and became effective as of that date. While clinical trial data and information governed by HIPAA are currently exempt from the current version of the CCPA, other personal information may be applicable and possible changes to the CCPA may broaden its scope. We continue to monitor the impact the CCPA may have on our business activities.

Furthermore, certain health privacy laws, data breach notification laws, consumer protection laws and genetic testing laws may apply directly to our operations and/or those of our collaborators and may impose restrictions on our collection, use and dissemination of individuals’ health information. Patients about whom we or our collaborators may obtain health information, as well as the providers who may share this information with us, may have statutory or contractual rights that limit our ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

If we or third-party contract research organizations, or CROs, or other contractors or consultants fail to comply with applicable federal, state/provincial or local regulatory requirements, we could be subject to a range of regulatory actions that could affect our or our contractors’ ability to develop and commercialize our therapeutic candidates and could harm or prevent sales of any affected therapeutics that we are able to commercialize, or could substantially increase the costs and expenses of developing, commercializing and marketing our therapeutics. Any threatened or actual government enforcement action could also generate adverse publicity and require that we devote substantial resources that could otherwise be used in other aspects of our business. Increasing use of social media could give rise to liability, breaches of data security or reputational damage.

Additionally, we are subject to other state and foreign equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope and may apply regardless of the payor.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Risks Related to Employee Matters, Managing Growth and General Business Operations

The COVID-19 pandemic, which began in late 2019 and has spread worldwide, may affect our ability to complete our ongoing clinical trials and initiate and complete other preclinical studies, planned clinical trials or future clinical trials, disrupt regulatory activities, disrupt our manufacturing and supply chain or have other adverse effects on our business and operations. In addition, this pandemic has caused substantial disruption in the financial markets and may adversely impact economies worldwide, both of which could result in adverse effects on our business, operations and ability to raise capital.

The COVID-19 pandemic, which began in December 2019 and has spread worldwide, has caused many governments to implement measures to slow the spread of COVID-19 through quarantines, travel restrictions, heightened border scrutiny and other measures. The COVID-19 pandemic and government measures taken in response have also had a significant impact, both directly and indirectly, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The future progression of the COVID-19 pandemic and its effects on our business and operations are uncertain.

The extent to which COVID-19 impacts our operations or those of the third parties on which we rely will depend on many factors, which are highly uncertain and cannot be predicted with confidence, including the duration of the pandemic, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19, and the actions to contain the COVID-19 pandemic or address its impact in the short and long term. Additionally, the conduct of our clinical trials, preclinical studies and manufacturing activities is dependent upon the availability of clinical trial sites, CROs, contract development and manufacturing organization, or CDMOs, researchers and investigators, regulatory agency personnel and logistics providers, all of which may be adversely affected by the COVID-19 pandemic.

Any negative impact that the COVID-19 pandemic has on enrolling or retaining patients in our clinical trials, the ability of our suppliers to provide materials for our product candidates, or the regulatory review process could cause delays with respect to product development activities, which could materially and adversely affect our ability to obtain marketing approval for and to commercialize our product candidates, increase our operating expenses, affect our ability to raise additional capital, and have a material adverse effect on our financial results.

We cannot provide assurance that some factors from the COVID-19 pandemic will not further delay or otherwise adversely affect our clinical development, research, manufacturing and business operations activities, as well as our business generally, in the future.

We and the third-party manufacturers, CROs and academic collaborators that we engage have faced in the past and may face in the future disruptions that could affect our ability to initiate and complete preclinical studies or clinical trials, including disruptions in procuring items that are essential for our research and development activities, such as, for example, raw materials used in the manufacture of our product candidates, laboratory supplies for our preclinical studies and clinical trials, or animals that are used for preclinical testing, in each case, for which there may be shortages because of ongoing efforts to address the COVID-19 pandemic. Three vaccines for COVID-19 have been granted Emergency Use Authorization by the FDA, and more are likely to be authorized in the coming months. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials, which could lead to delays in these trials. Additionally, the response to the COVID-19 pandemic may redirect resources with respect to regulatory and intellectual property matters in a way that would adversely impact our ability to pursue marketing approvals and protect our intellectual property. In addition, we may face impediments to regulatory meetings and potential approvals due to measures intended to limit in-person interactions.

In response to the COVID-19 pandemic and in accordance with direction from state and local governmental authorities, we have restricted access to our facility to those individuals who must perform critical research, translational medicine and laboratory support activities that must be completed on site, limited the number of such people that can be present at our facility at any one time, and required that most of our employees work remotely. In the event that governmental authorities were to keep these restrictions in place for an extended period or impose further restrictions, our employees conducting research and development activities may not be able to access our laboratory space, and our core research activities may be significantly limited or curtailed, possibly for an extended period of time.

The COVID-19 pandemic continues to rapidly evolve, and its ultimate scope, duration and effects are unknown. The extent of the impact of the disruptions to our business, preclinical studies and clinical trials as a result of the COVID-19 pandemic will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the COVID-19 pandemic, travel restrictions and actions to contain the COVID-19 pandemic, such as social distancing and quarantines or lock-downs in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

The COVID-19 pandemic has already caused significant disruptions in the financial markets, and may continue to cause such disruptions, which could adversely impact our ability to raise additional funds through public offerings or private placements and may also impact the volatility of our stock price and trading in our stock. Moreover, it is possible the pandemic will significantly impact economies worldwide, which could result in adverse effects on our business and operations. We cannot be certain what the overall impact of the COVID-19 pandemic will be on our business and it has the potential to adversely affect our business, financial condition, results of operations and prospects.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical, financial, operational and other business expertise of our executive officers, as well as the other principal members of our management, scientific and clinical teams. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees. Recruiting and retaining qualified scientific, clinical, manufacturing, accounting, legal and sales and marketing personnel will also be critical to our success.

The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain marketing approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. Our success as a public company also depends on implementing and maintaining internal controls and the accuracy and timeliness of our financial reporting. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development, manufacturing and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As we seek to advance our product candidates through clinical trials and commercialization, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities. We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, clinical, regulatory affairs and, if any product candidate receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about our clinical development programs and the diseases our therapeutics are being developed to treat, and we intend to utilize appropriate social media in connection with our commercialization efforts following approval of our product candidates, if any. Social media practices in the biotechnology and biopharmaceutical industry continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us, along with the potential for litigation related to off-label marketing or other prohibited activities and heightened scrutiny by the FDA, the SEC and other regulators. For example, patients may use social media channels to comment on their experience in an ongoing blinded clinical trial or to report an alleged adverse event. If such disclosures occur, there is a risk that trial enrollment may be adversely impacted, that we may fail to monitor and comply with applicable adverse event reporting obligations or that we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. In addition, we may encounter attacks on social media regarding our company, management, product candidates or products. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.

Our internal computer systems, or those of our third-party CROs that we may use in the future, or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product candidates’ development programs.

Despite our implementation of security measures, our internal computer systems, and those of our CROs that we may use in the future, information technology suppliers and other contractors and consultants are vulnerable to damage from computer viruses, cyberattacks and other unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product candidate development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of any of our product candidates could be delayed.

Our operations or those of the third parties upon whom we depend might be affected by the occurrence of a natural disaster, pandemic or other catastrophic event.

We depend on our employees and consultants, CDMOs and CROs that we may use in the future, as well as regulatory agencies and other parties, for the continued operation of our business. While we maintain disaster recovery plans, they might not adequately protect us. Despite any precautions we take for natural disasters or other catastrophic events, these events, including terrorist attack, pandemics, hurricanes, fire, floods and ice and snowstorms, could result in significant disruptions to our research and development, preclinical studies, clinical trials, and, ultimately, commercialization of our products. Long-term disruptions in the infrastructure caused by events, such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism or other “acts of God,” particularly involving cities in which we have offices, manufacturing or clinical trial sites, could adversely affect our businesses. Although we carry business interruption insurance policies and typically have provisions in our contracts that protect us in certain events, our coverage might not respond or be adequate to compensate us for all losses that may occur. Any natural disaster or catastrophic event affecting us, our CDMOs or CROs, regulatory agencies or other parties with which we are engaged could have a significant negative impact on our operations and financial performance.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of the Business Combination, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our recurring losses from operations since inception and required additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. Furthermore, our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited consolidated financial statements included in this prospectus. Our audited consolidated financial statements at December 31, 2021 and 2020 and for the years then ended were prepared assuming that we will continue as a going concern.

Our report from our independent registered public accounting firm for the years ended December 31, 2021 and 2020 includes an explanatory paragraph stating that our recurring losses from operations since inception and required additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. Such an opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed, or at all, to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations. Our ability to continue as a going concern is contingent upon, among other factors, the sale of the shares of our preferred stock in the PIPE Investment discussed elsewhere in this prospectus or obtaining alternate financing. We cannot provide any assurance that we will be able to raise additional capital.

If we are unable to secure additional capital, we may be required to curtail our clinical and research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our clinical and regulatory efforts, which is critical to the realization of our business plan. The accompanying consolidated financial statements do not include any adjustments that may be necessary should we be unable to continue as a going concern. It is not possible for us to predict at this time the potential success of our business. The revenue and income potential of our proposed business and operations are currently unknown. If we cannot continue as a viable entity, you may lose some or all of your investment.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could harm our business and have a negative effect on the trading price of our stock.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an Emerging Growth Company (“EGC”) under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an EGC for up to five years. Our assessment of internal controls and procedures may not detect material weaknesses in our internal control over financial reporting. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation, which could have a negative effect on the trading price of our stock.

Certain regulatory agencies may not agree with our accounting for Preferred Shares and Warrants.

In connection with entering into the Securities Purchase Agreement with an institutional investor, we will issue Common Stock, Preferred Shares and Warrants. The conversion rate for the number of shares of Common Stock to be issued upon conversion for the Preferred Shares will depend on various factors based, in part, on the trading price of a share of our Common Stock during a specific period. The exercise price for the Warrant, in turn, will also be based on the initial conversion rate for the Preferred Shares and may adjust to a lower exercise price if we issue additional shares of our Common Stock at a price below the exercise price of the Warrant. In addition, the Preferred Shares have a feature that requires us to redeem the Preferred Shares upon certain insolvency events.

The accounting for Preferred Shares and the PIPE Warrants requires an analysis of complex accounting rules concerning embedded derivatives that require such embedded derivatives to be valued and accounted for as a liability on our balance sheet. No assurance can be given that certain regulatory authorities will agree with our accounting analysis and may require us to treat the adjust the amounts of such liabilities on our balance sheet which would adversely affect our equity and potentially affect our ability to meet Nasdaq’s continuing listing standards.

Risks Related to Legal and Compliance Matters

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability and have to limit the commercialization of any approved products and/or our product candidates.

The use of our product candidates in clinical trials, and the sale of any product for which we obtain regulatory approval, exposes us to the risk of product liability claims. We face inherent risk of product liability related to the testing of our product candidates in human clinical trials, including liability relating to the actions and negligence of our investigators, and will face an even greater risk if we commercially sell any product candidates that we may develop. For example, we may be sued if any product candidate we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. Product liability claims might be brought against us by consumers, healthcare providers or others using, administering or selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of merit or eventual outcome, liability claims may result in:

•        loss of revenue from decreased demand for our products and/or product candidates;

•        impairment of our business reputation or financial stability;

•        costs of related litigation;

•        substantial monetary awards to patients or other claimants;

•        diversion of management attention;

•        withdrawal of clinical trial participants and potential termination of clinical trial sites or entire clinical programs;

•        the inability to commercialize our product candidates;

•        significant negative media attention;

•        decreases in our stock price;

•        initiation of investigations and enforcement actions by regulators; and

•        product recalls, withdrawals or labeling, marketing or promotional restrictions, including withdrawal of marketing approval.

We believe we have sufficient insurance coverage in place for our business operations. However, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. Failure to obtain and retain sufficient product liability insurance at an acceptable cost could prevent or inhibit the commercialization of products we develop. On occasion, large judgments have been awarded in class action lawsuits based on therapeutics that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash, and materially harm our business, financial condition, results of operations, stock price and prospects.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as import and export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition, results of operations, stock price and prospects.

Our operations are subject to anti-corruption laws, including the Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business. The FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We also may participate in collaborations and relationships with third parties whose actions, if non-compliant, could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the government of the United States, including applicable import and export control regulations, economic sanctions on countries and persons, anti-money laundering laws, customs requirements and currency exchange regulations, collectively referred to as the trade control laws.

We can provide no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws or other legal requirements, including trade control laws. If we are not in compliance with applicable anti-corruption laws or trade control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations, stock price and prospects. Likewise, any investigation of any potential violations of these anti-corruption laws or trade control laws by United States or other authorities could also have an adverse impact on our reputation, our business, financial condition, results of operations, stock price and prospects.

If we fail to comply with federal and state healthcare laws, including fraud and abuse and health and other information privacy and security laws, we could face substantial penalties and our business, financial condition, results of operations, stock price and prospects will be materially harmed.

We are subject to many federal and state healthcare laws, including those described in “Business — Government Regulation” such as the federal Anti-Kickback Statute, the federal civil and criminal False Claims Acts, the civil monetary penalties statute, the Medicaid Drug Rebate statute and other price reporting requirements, the Veterans Health Care Act of 1992, or VHCA HIPAA, the FCPA, the ACA and similar state laws. Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws, and regulations pertaining to fraud and abuse, reimbursement programs, government procurement, and patients’ rights are and will be applicable to our business. We would be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. In the European Union, the data privacy laws are generally stricter than those which apply in the United States and include specific requirements for the collection of personal data of European Union persons or the transfer of personal data outside of the European Union to the United States to ensure that European Union standards of data privacy will be applied to such data.

If we or our operations, including our arrangements with physicians and other healthcare providers, some of whom receive share options or other financial interest in the business as compensation for services provided, are found to be in violation of any federal or state healthcare law, or any other governmental laws or regulations that apply to us, we may be subject to penalties, including civil, criminal, and administrative penalties, damages, fines, disgorgement, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from participation in U.S. federal or state health care programs, corporate integrity agreements, and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business and our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, it or they may be subject to criminal, civil or administrative sanctions, including but not limited to, exclusions from participation in government healthcare programs, which could also materially affect our business.

Although an effective compliance program can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Moreover, achieving and sustaining compliance with applicable federal, state and foreign privacy, data protection, security, reimbursement, and fraud laws may prove costly. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Changes in tax laws or in their implementation or interpretation may adversely affect our business and financial condition.

Recent changes in tax law may adversely affect our business or financial condition. On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act, or TCJA, which significantly reformed the Internal Revenue Code of 1986, as amended, or the Code. The TCJA, among other things, contains significant changes to corporate taxation, including reducing the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limiting the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), limiting the deduction for NOLs arising in taxable years beginning after December 31, 2017 to 80% of current year taxable income and elimination of NOL carrybacks for losses arising in taxable years ending after December 31, 2017 (though any such NOLs may be carried forward indefinitely), imposing a one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, eliminating U.S. tax on foreign earnings (subject to certain important exceptions), allowing immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits.

As part of Congress’ response to the COVID-19 pandemic, the Families First Coronavirus Response Act, or FFCR Act, was enacted on March 18, 2020, the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, was enacted on March 27, 2020, and COVID relief provisions were included in the Consolidated Appropriations Act, 2021 or CAA, which was enacted on December 27, 2020. Both contain numerous tax provisions. In particular, the CARES Act retroactively and temporarily (for taxable years beginning before January 1, 2021) suspends application of the 80%-of-income limitation on the use of NOLs, which was enacted as part of the TCJA. It also provides that NOLs arising in any taxable year beginning after December 31, 2017, and before January 1, 2021 are generally eligible to be carried back up to five years. The CARES Act also temporarily (for taxable years beginning in 2019 or 2020) relaxes the limitation of the tax deductibility for net interest expense by increasing the limitation from 30% to 50% of adjusted taxable income.

Regulatory guidance under the TCJA, the FFCR Act, the CARES Act and the CAA is and continues to be forthcoming, and such guidance could ultimately increase or lessen their impact on our business and financial condition. It is also likely that Congress will enact additional legislation in connection with the COVID-19 pandemic, some of which could have an impact on us. In addition, it is uncertain if and to what extent various states will conform to the TCJA, the FFCR Act, the Cares Act, or the CAA. We urge prospective investors in our common stock to consult with their legal and tax advisors with respect to any recently enacted tax legislation, or proposed changes in law, and the potential tax consequences of investing in or holding our common stock.

If the government or third-party payors fail to provide adequate coverage, reimbursement and payment rates for our product candidates, or if health maintenance organizations or long-term care facilities choose to use therapies that are less expensive or considered a better value, our revenue and prospects for profitability will be limited.

In both domestic and foreign markets, sales of our products will depend in part upon the availability of coverage and reimbursement from third-party payors. Such third-party payors include government health programs such as Medicare and Medicaid, managed care providers, private health insurers, and other organizations. Coverage decisions may depend upon clinical and economic standards that disfavor new therapeutic products when more established or lower cost therapeutic alternatives are already available or subsequently become available, even if our products are alone in a class. If reimbursement is not available, or is available only to limited levels, our product candidates may be competitively disadvantaged, and we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain a market share sufficient to realize a sufficient return on our or their investments. Alternatively, securing favorable reimbursement terms may require us to compromise pricing and prevent us from realizing an adequate margin over cost.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved therapeutics. Marketing approvals, pricing, and reimbursement for new therapeutic products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a therapeutic before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription biopharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our or their investment in one or more product candidates, even if our product candidates obtain marketing approval. Our ability to commercialize our product candidates will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Regulatory authorities and third-party payors, such as private health insurers, and health maintenance organizations, decide which medications they will cover and establish reimbursement levels. The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Several third-party payors are requiring that companies provide them with predetermined discounts from list prices, are using preferred drug lists to leverage greater discounts in competitive classes, are disregarding therapeutic differentiators within classes, are challenging the prices charged for therapeutics, and are negotiating price concessions based on performance goals.

Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Further, we believe that future coverage and reimbursement will likely be subject to increased restrictions both in the United States and in international markets. Third-party coverage and reimbursement for our products or product candidates for which we receive regulatory approval may not be available or adequate in either the United States or international markets, which could have a negative effect on our business, financial condition, results of operations, stock price and prospects.

Assuming coverage is approved, the resulting reimbursement payment rates might not be adequate. If payors subject our product candidates to maximum payment amounts, or impose limitations that make it difficult to obtain reimbursement, providers may choose to use therapies which are less expensive when compared to our product candidates. Additionally, if payors require high copayments, beneficiaries may seek alternative therapies. We may need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any products to the satisfaction of hospitals, other target customers and their third-party payors. Such studies might require us to commit a significant amount of management time and financial and other resources. Our products might not ultimately be considered cost-effective. Adequate third-party coverage and reimbursement might not be available to enable us to maintain price levels sufficient to realize an appropriate return on investment in product development.

In addition, federal programs impose penalties on manufacturers of therapeutics in the form of mandatory additional rebates and/or discounts if commercial prices increase at a rate greater than the Consumer Price Index-Urban, and these rebates and/or discounts, which can be substantial, may impact our ability to raise commercial prices. A few states have also passed or are considering legislation intended to prevent significant price increases. Regulatory authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our product candidates profitably. These payors may not view our products, if any, as cost-effective, and coverage and reimbursement may not be available to our customers, or may not be sufficient to allow our products, if any, to be marketed on a competitive basis. Cost-control initiatives could cause us to decrease, discount, or rebate a portion of the price we, or they, might establish for products, which could result in lower than anticipated product revenues. If the realized prices for our products, if any, decrease or if governmental and other third-party payors do not provide adequate coverage or reimbursement, our prospects for revenue and profitability will suffer.

There may also be delays in obtaining coverage and reimbursement for newly approved therapeutics, and coverage may be more limited than the indications for which the product is approved by the FDA or other regulatory authorities. Such delays have made it increasingly common for manufacturers to provide newly approved drugs to patients experiencing coverage delays or disruption at no cost for a limited period in order to ensure that patients are able to access the drug. Moreover, eligibility for reimbursement does not imply that any therapeutic will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new therapeutics, if applicable, may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary, by way of example, according to the use of the product and the clinical setting in which it is used. Reimbursement rates may also be based on reimbursement levels already set for lower cost products or may be incorporated into existing payments for other services.

In addition, third-party payors are increasingly requiring higher levels of evidence of the benefits and clinical outcomes of new technologies, benchmarking against other therapies, seeking performance-based discounts, and challenging the prices charged. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if available, that the reimbursement rates will be adequate. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any of our product candidates for which we obtain marketing approval could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Our employees, independent contractors, consultants, commercial partners, principal investigators or CROs may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees, independent contractors, consultants, commercial partners, principal investigators, contract manufacturing organizations or CROs could include intentional, reckless, negligent, or unintentional failures to comply with FDA regulations, comply with applicable fraud and abuse laws, provide accurate information to the FDA, properly calculate pricing information required by federal programs, report financial information or data accurately or disclose unauthorized activities to us. This misconduct could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter this type of misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Moreover, it is possible for a whistleblower to pursue a False Claims Act case against us even if the government considers the claim unmeritorious and declines to intervene, which could require us to incur costs defending against such a claim. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations, stock price and prospects, including the imposition of significant fines or other sanctions.

Violations of or liabilities under environmental, health and safety laws and regulations could subject us to fines, penalties or other costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment and disposal of hazardous materials and wastes and the cleanup of contaminated sites. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We would incur substantial costs as a result of violations of or liabilities under environmental requirements in connection with our operations or property, including fines, penalties and other sanctions, investigation and cleanup costs and third-party claims. Although we generally contract with third parties for the disposal of hazardous materials and wastes from our operations, we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Risks Related to Our Reliance on Third Parties

For certain product candidates, we depend, or will depend, on development and commercialization collaborators to develop and conduct clinical trials with, obtain regulatory approvals for, and if approved, market and sell product candidates. If such collaborators fail to perform as expected, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be harmed.

For certain product candidates, we depend, or will depend, on our development and commercial collaborators to develop, conduct clinical trials of, and, if approved, commercialize product candidates. We have entered into collaborations with Northwestern University and the City of Hope for a Phase 2 clinical trial in newly diagnosed malignant glioma (“GMB”) patients. We cannot provide assurance that our collaborators will be successful in or that they will devote sufficient resources to these collaborations. If our current or future collaboration and commercialization partners do not perform in the manner we expect or fail to fulfill their responsibilities in a timely manner, or at all, if our agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to their and our product candidates and products could be delayed or terminated and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such product candidates. Moreover, our ability to generate revenues from these collaborations and product candidates will depend on such collaborators’ abilities to perform in the manner we expect or fulfill their responsibilities in a timely manner, and delays by collaborators, or caused by other collaboration contract obligations, may result in a delay of our ability to disclose data.

Our current collaborations and any future collaborations that we enter into are subject to numerous risks, including:

•        collaborators have significant discretion in determining the efforts and resources that they will apply to the collaborations;

•        collaborators may not perform their obligations as expected or fail to fulfill their responsibilities in a timely manner, or at all;

•        collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on preclinical studies or clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•        collaborators may delay preclinical studies or clinical trials, provide insufficient funding for clinical trials, stop a preclinical study or clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•        collaborators could fail to make timely regulatory submissions for a product candidate;

•        we may not have access to, or may be restricted from disclosing, certain information regarding product candidates being developed or commercialized under a collaboration and, consequently, may have limited ability to inform our shareholders about the status of such product candidates;

•        collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•        the collaborations may not result in product candidates to develop and/or preclinical studies or clinical trials conducted as part of the collaborations may not be successful;

•        product candidates developed with collaborators may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to stop commercialization of our product candidates;

•        a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product candidate; and

•        collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation.

As a result of the foregoing, our current and any future collaboration agreements may not lead to development or commercialization of our product candidates in the most efficient manner or at all. If a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our reputation in the business and financial communities could be adversely affected. Any failure to successfully develop or commercialize our product candidates pursuant to our current or any future collaboration agreements could have a material and adverse effect on our business, financial condition, results of operations and prospects.

If conflicts arise with our development and commercialization collaborators or licensors, they may act in their own self-interest, which may be adverse to the interests of our company.

We may in the future experience disagreements with our development and commercialization collaborators or licensors. Conflicts may arise in our collaboration and license arrangements with third parties due to one or more of the following:

•        disputes with respect to milestone, royalty and other payments that are believed due under the applicable agreements;

•        disagreements with respect to the ownership of intellectual property rights or scope of licenses;

•        disagreements with respect to the scope of any reporting obligations;

•        disagreements with respect to contract interpretation or the preferred course of development;

•        unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of these activities; and

•        disputes with respect to a collaborator’s or our development or commercialization efforts with respect to our products and product candidates.

Conflicts with our development and commercialization collaborators or licensors could materially adversely affect our business, financial condition or results of operations and future growth prospects.

We rely on third parties, including independent clinical investigators and CROs to conduct and sponsor some of the clinical trials of our product candidates.    Any failure by a third party to meet its obligations with respect to the clinical development of our product candidates may delay or impair our ability to obtain regulatory approval for our product candidates.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators, academic partners, medical institutions, regulatory affairs consultants and third-party CROs, to conduct our preclinical studies and clinical trials, including in some instances sponsoring such clinical trials, and to engage with regulatory authorities and monitor and manage data for our ongoing preclinical and clinical programs. While we have, or will have, agreements governing the activities of such third parties, we will control only certain aspects of their activities and have limited influence over their actual performance.

Any of these third parties may terminate their engagements with us under certain circumstances. We may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, there is a natural transition period when a new contract research organization begins work. As a result, delays would likely occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects.

We remain responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the

Member States of the EEA and other regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we fail to exercise adequate oversight over any of our academic partners or CROs or if we or any of our academic partners or CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or other regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us, our academic partners or our CROs or other third parties performing services in connection with our clinical trials, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under applicable cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Furthermore, the third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

In addition, with respect to investigator-sponsored trials that may be conducted, we do not control the design or conduct of these trials, and it is possible that the FDA or EMA will not view these investigator-sponsored trials as providing adequate support for future clinical trials or market approval, whether controlled by us or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results. We expect that such arrangements will provide us certain information rights with respect to the investigator-sponsored trials, including the ability to obtain a license to obtain access to use and reference the data, including for our own regulatory submissions, resulting from the investigator-sponsored trials. However, we do not have control over the timing and reporting of the data from investigator-sponsored trials, nor do we own the data from the investigator-sponsored trials. If we are unable to confirm or replicate the results from the investigator-sponsored trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development. Further, if investigators or institutions breach their obligations with respect to the clinical development of our product candidates, or if the data proves to be inadequate compared to the firsthand knowledge we might have gained had the investigator-sponsored trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected. Additionally, the FDA or EMA may disagree with the sufficiency of our right of reference to the preclinical, manufacturing or clinical data generated by these investigator-sponsored trials, or our interpretation of preclinical, manufacturing or clinical data from these investigator-sponsored trials. If so, the FDA or EMA may require us to obtain and submit additional preclinical, manufacturing, or clinical data.

If the manufacturers upon which we may rely fail to produce our product candidates in the volumes that we require on a timely basis, or fail to comply with stringent regulations applicable to biopharmaceutical manufacturers, we may face delays in the development and commercialization of, or be unable to meet demand for, our product candidates and may lose potential revenues.

We may rely on third-party contract manufacturers to manufacture our clinical trial product supplies and for commercial scale manufacturing. There can be no assurance that our clinical development will not be limited, interrupted, or of satisfactory quality or continue to be available at acceptable prices. In particular, any replacement of our contract manufacturer could require significant effort and expertise because there may be a limited number of qualified replacements. Any delays in obtaining adequate supplies of our product candidates that meet the necessary quality standards, including delays caused by the COVID-19 pandemic, may delay our development or commercialization.

We may not succeed in our efforts to establish manufacturing relationships or other alternative arrangements for any of our product candidates or programs. Our product candidates may compete with other products and product candidates for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that are both capable of manufacturing and filling our viral product for us and willing to do so. If our existing third-party manufacturers, or the third parties that we engage in the future, should cease to work with us, we likely would experience delays in obtaining sufficient quantities of our product candidates for us to meet commercial demand or to advance our clinical trials while we identify and qualify replacement suppliers. If for any reason we are unable to obtain adequate supplies of our product candidates or the therapeutic substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively. Further, even if we do establish such collaborations or arrangements, our third-party manufacturers may breach, terminate, or not renew these agreements.

Any problems or delays we experience in preparing for commercial scale manufacturing of a product candidate or component may result in a delay in product development timelines and FDA or other regulatory authority approval of the product candidate or may impair our ability to manufacture commercial quantities or such quantities at an acceptable cost and quality, which could result in the delay, prevention, or impairment of clinical development and commercialization of our product candidates and may materially harm our business, financial condition, results of operations, stock price and prospects.

The manufacture of biopharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of therapeutics often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel or key raw materials, and compliance with strictly enforced federal, state, and foreign regulations. Our contract manufacturers may not perform as agreed. If our manufacturers were to encounter these or other difficulties, our ability to provide product candidates to patients in our clinical trials could be jeopardized.

Contract manufacturers of our product candidates may be unable to comply with our specifications, applicable cGMP requirements or other FDA, state or foreign regulatory requirements. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of a product candidate that may not be detectable in final product testing. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or other regulatory authorities, they will not be able to secure or maintain regulatory approval for their manufacturing facilities. Any such deviations may also require remedial measures that may be costly and/or time consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business. Any delays in obtaining products or product candidates that comply with the applicable regulatory requirements may result in delays to clinical trials, product approvals, and commercialization. It may also require that we conduct additional studies.

While we are ultimately responsible for the manufacturing of our product candidates and therapeutic substances, other than through our contractual arrangements, we have little control over our manufacturers’ compliance with these regulations and standards. If the FDA or a other regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any new manufacturers would need to either obtain or develop the necessary manufacturing know-how, and obtain the necessary equipment and materials, which may take substantial time and investment. We must also receive FDA approval for the use of any new manufacturers for commercial supply.

A failure to comply with the applicable regulatory requirements, including periodic regulatory inspections, may result in regulatory enforcement actions against our manufacturers or us (including fines and civil and criminal penalties, including imprisonment) suspension or restrictions of production, injunctions, delay or denial of product approval or supplements to approved products, clinical holds or termination of clinical trials, warning or untitled letters, regulatory authority communications warning the public about safety issues with the product candidate, refusal to permit the import or export of the products, product seizure, detention, or recall, operating restrictions, suits under the civil False Claims Act, corporate integrity agreements, consent decrees, withdrawal of product approval, environmental or safety incidents and other liabilities. If the safety of any quantities supplied is compromised due to our manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.

Any failure or refusal to supply our product candidates or components for our product candidates that we may develop could delay, prevent or impair our clinical development or commercialization efforts. Any change in our manufacturers could be costly because the commercial terms of any new arrangement could be less favorable and because the expenses relating to the transfer of necessary technology and processes could be significant.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we may rely on third parties to manufacture our product candidates, and because we collaborate with various organizations and academic institutions on the development of our product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets.

Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

Risks Related to Intellectual Property

Our rights to develop and commercialize certain of our product candidates are subject and may in the future be subject, in part, to the terms and conditions of licenses granted to us by third parties. If we fail to comply with our obligations under our current or future intellectual property license agreements or otherwise experience disruptions to our business relationships with our current or any future licensors, we could lose intellectual property rights that are important to our business.

We are and expect to continue to be reliant upon third-party licensors for certain patent and other intellectual property rights that are important or necessary to the development of some of our technology and product candidates. For example, we rely on licenses from Northwestern University and City of Hope to certain development, commercialization, regulatory and patent rights. These license agreements impose, and we expect that any future license agreement will impose, specified diligence, milestone payment, royalty, commercialization, development and other obligations on us and require us to meet development timelines, or to exercise diligent or commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. For more information on the terms of these license agreements, see “Business — Intellectual Property.”

Furthermore, our licensors have, or may in the future have, the right to terminate a license if we materially breach the agreement and fail to cure such breach within a specified period or in the event we undergo certain bankruptcy events. In spite of our best efforts, our current or any future licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements. If our license agreements are terminated, we may lose our rights to develop and commercialize certain of our product candidates and technology, lose patent protection, experience significant delays in the development and commercialization of certain of our product candidates and technology, and incur liability for damages. If these in-licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, our competitors or other third parties could have the freedom to seek regulatory approval of, and to market, products and technologies identical or competitive to ours and we may be required to cease our development and commercialization of certain of our product candidates and technology. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with any product candidates we may develop and our technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•        the scope of rights granted under the license agreement and other interpretation-related issues;

•        our or our licensors’ ability to obtain, maintain and defend intellectual property and to enforce intellectual property rights against third parties;

•        the extent to which our technology, product candidates and processes infringe, misappropriate or otherwise violate the intellectual property of the licensor that is not subject to the license agreement;

•        the sublicensing of patent and other intellectual property rights under our license agreements;

•        our diligence, development, regulatory, commercialization, financial or other obligations under the license agreement and what activities satisfy those diligence obligations;

•        the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current or future licensors and us and our partners; and

•        the priority of invention of patented technology.

In addition, our license agreements are, and future license agreements are likely to be, complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our diligence, development, regulatory, commercialization, financial or other obligations under the relevant agreement. In addition, if disputes over intellectual property that we have licensed or any other dispute related to our license agreements prevent or impair our ability to maintain our current license agreements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates and technology. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

License agreements we may enter into in the future may be non-exclusive. Accordingly, third parties may also obtain non-exclusive licenses from such licensors with respect to the intellectual property licensed to us under such license agreements. Accordingly, these license agreements may not provide us with exclusive rights to use such licensed patent and other intellectual property rights, or may not provide us with exclusive rights to use such patent and other intellectual property rights in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and any product candidates we may develop in the future.

Moreover, some of our in-licensed patent and other intellectual property rights may in the future be subject to third-party interests such as co-ownership. If we are unable to obtain an exclusive license to such third-party co-owners’ interest, in such patent and other intellectual property rights, such third-party co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. We or our licensors may need the cooperation of any such co-owners of our licensed patent and other intellectual property rights in order to enforce them against third parties, and such cooperation may not be provided to us or our licensors.

Additionally, we may not have complete control over the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications that we license from third parties. It is possible that our licensors’ filing, prosecution and maintenance of the licensed patents and patent applications, enforcement of patents against infringers or defense of such patents against challenges of validity or claims of enforceability may be less vigorous than if we had conducted them ourselves, and accordingly, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our licensors fail to file, prosecute, maintain, enforce and defend such patents and patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, our right to develop and commercialize any of our technology and any product candidates we may develop that are the subject of such licensed rights could be adversely affected and we may not be able to prevent competitors or other third parties from making, using and selling competing products.

Furthermore, our owned and in-licensed patent rights may be subject to a reservation of rights by one or more third parties. When new technologies are developed with government funding, in order to secure ownership of patent rights related to the technologies, the recipient of such funding is required to comply with certain government regulations, including timely disclosing the inventions claimed in such patent rights to the U.S. government and timely electing title to such inventions. A failure to meet these obligations may lead to a loss of rights or the unenforceability of relevant patents or patent applications.

Our success depends in part on our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

Our business will depend in large part on obtaining and maintaining patent, trademark and trade secret protection of our proprietary technologies and our product candidates, their respective components, synthetic intermediates, formulations, combination therapies, methods used to manufacture them and methods of treatment, as well as successfully defending these patents against third-party challenges. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents that cover these activities and whether a court would issue an injunctive remedy. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop may be adversely affected.

The patenting process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue, obtain, or maintain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors or licensees.

The strength of patents in the biotechnology and biopharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our technology, including our product candidates, or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications and patents we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced.

We cannot be certain that we were the first to file any patent application related to our technology and directed to our product candidates, and, if we were not, we may be precluded from obtaining patent protection for our technology, including our product candidates.

We cannot be certain that we are the first to invent the inventions covered by pending patent applications and patents, and, if we are not, we may be subject to priority disputes. Furthermore, for United States applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third-party or instituted by the United States Patent and Trademark Office, or USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications and patents. Similarly, for United States applications in which at least one claim is not entitled to a priority date before March 16, 2013, derivation proceedings can be instituted to determine whether the subject matter of a patent claim was derived from a prior inventor’s disclosure.

We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent or patent application claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that if challenged, our patents would be declared by a court to be valid or enforceable or that even if found valid and enforceable, would adequately protect our product candidates, or would be found by a court to be infringed by a competitor’s technology or product. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities, and consider that we are free to operate in relation to our product candidates, but our competitors may achieve issued claims, including in patents we consider to be unrelated, which block our efforts or may potentially result in our product candidates or our activities infringing such claims. The possibility exists that others will develop products which have the same effect as our products on an independent basis which do not infringe our patents or other intellectual property rights, or will design around the claims of patents that may issue that cover our products.

Recent or future patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. Under the enacted Leahy-Smith America Invents Act, or America Invents Act, enacted in 2013, the United States moved from a “first to invent” to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. The America Invents Act includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, redefine prior art and establish a new post-grant review system. The effects of these changes are currently unclear as the USPTO only recently developed new regulations and procedures in connection with the America Invents Act and many of the substantive changes to patent law, including the “first-to-file” provisions, only became effective in March 2013. In addition, the courts have yet to address many of these provisions and the applicability of the act and new regulations on specific patents discussed herein have not been determined and would need to be reviewed. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•        others may be able to make or use compounds that are similar to the compositions of our product candidates but that are not covered by the claims of our patents or those of our licensors;

•        we or our licensors, as the case may be, may fail to meet our obligations to the U.S. government in regards to any in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

•        we or our licensors, as the case may be, might not have been the first to file patent applications for these inventions;

•        others may independently develop similar or alternative technologies or duplicate any of our technologies;

•        it is possible that our pending patent applications will not result in issued patents;

•        it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents, as the case may be, or parts of our or their patents;

•        it is possible that others may circumvent our owned or in-licensed patents;

•        it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to ours;

•        the laws of foreign countries may not protect our or our licensors’, as the case may be, proprietary rights to the same extent as the laws of the United States;

•        the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover our product candidates;

•        our owned, co-owned, or in-licensed issued patents may not provide us with any competitive advantages, may be narrowed in scope, or be held invalid or unenforceable as a result of legal challenges by third parties;

•        the inventors of our owned, co-owned, or in-licensed patents or patent applications may become involved with competitors, develop products or processes which design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

•        the co-owners of certain of our patent applications may become involved with, or license or assign the co-owned applications to competitors, or become hostile to us or the patents or patent applications on which they are named as co-owners;

•        it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•        we have engaged in scientific collaborations in the past, and will continue to do so in the future. Such collaborators may develop adjacent or competing products to ours that are outside the scope of our patents;

•        we may not develop additional proprietary technologies for which we can obtain patent protection;

•        it is possible that product candidates or diagnostic tests we develop may be covered by third parties’ patents or other exclusive rights; or

•        the patents of others may have an adverse effect on our business.

We may enter into license or other collaboration agreements in the future that may impose certain obligations on us. If we fail to comply with our obligations under such future agreements with third parties, we could lose license rights that may be important to our future business.

In connection with our efforts to expand our pipeline of product candidates, we may enter into certain licenses or other collaboration agreements in the future pertaining to the in-license of rights to additional candidates. Such agreements may impose various diligence, milestone payment, royalty, insurance or other obligations on us. If we fail to comply with these obligations, our licensor or collaboration partners may have the right to terminate the relevant agreement, in which event we would not be able to develop or market the products covered by such licensed intellectual property.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

•        the scope of rights granted under the license agreement and other interpretation-related issues;

•        the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•        the sublicensing of patent and other rights under our collaborative development relationships;

•        our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•        the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•        the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

In addition, we may have limited control over the maintenance and prosecution of these in-licensed patents and patent applications, or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by any future licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that is licensed to us. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, we rely heavily upon know-how and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third-parties, to protect our confidential and proprietary information, especially where we do not believe patent protection is appropriate or obtainable. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third-party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. For example, our clinical development strategy includes our techniques for obtaining, processing and preserving neuronal-derived stem cells and adipose-derived mesenchymal stem cells that are proprietary and confidential. If one or more third parties obtain or are otherwise able to replicate these techniques, an important feature and differentiator of our clinical development strategy will become available to potential competitors. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

In addition, courts outside the United States are sometimes less willing to protect trade secrets. If we choose to go to court to stop a third-party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology.

Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. We have also adopted policies and conduct training that provides guidance on our expectations, and our advice for best practices, in protecting our trade secrets.

Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our ability to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and biopharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates.

As the biotechnology and biopharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our product candidates, technologies or methods.

If a third-party claims that we infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

•        infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

•        substantial damages for infringement, which we may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third-party’s rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

•        a court prohibiting us from developing, manufacturing, marketing or selling our product candidates, or from using our proprietary technologies, unless the third-party licenses its product rights to us, which it is not required to do;

•        if a license is available from a third-party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for our products and any license that is available may be non-exclusive, which could result in our competitors gaining access to the same intellectual property; and

•        redesigning our product candidates or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure.

Our collaborators may assert ownership or commercial rights to inventions they develop from research we support or that we develop from our use of the tissue samples or other biological materials, which they provide to us, or otherwise arising from the collaboration.

We collaborate with institutions, universities, medical centers, physicians and researchers in scientific matters and expect to continue to enter into additional collaboration agreements. In certain cases, we do not have written agreements with these collaborators, or the written agreements we have do not cover intellectual property rights. Also, we rely on numerous third parties to provide us with tissue samples and biological materials that we use to conduct our research activities and develop our product candidates. If we cannot successfully negotiate sufficient ownership and commercial rights to any inventions that result from our use of a third-party collaborator’s materials, or if disputes arise with respect to the intellectual property developed with the use of a collaborator’s samples, or data developed in a collaborator’s study, we may be limited in our ability to capitalize on the market potential of these inventions or developments.

Third parties may assert that we are employing their proprietary technology without authorization.

There may be third-party patents of which we are currently unaware with claims to compositions of matter, materials, formulations, methods of manufacture or methods for treatment that encompass the composition, use or manufacture of our product candidates. There may be currently pending patent applications of which we are currently unaware which may later result in issued patents that our product candidates or their use or manufacture may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

If any third-party patent were held by a court of competent jurisdiction to cover our product candidates, intermediates used in the manufacture of our product candidates or our materials generally, aspects of our formulations or methods of use, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information, misappropriated trade secrets, or are in breach of non-competition or non-solicitation agreements with our competitors.

As is common in the biotechnology and biopharmaceutical industries, we employ individuals who were previously employed at universities or other biotechnology or biopharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, and although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. We may also be subject to claims that we caused an employee to breach the terms of their non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor or other party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

We may not be successful in obtaining or maintaining necessary rights to develop any future product candidates on acceptable terms.

Because our programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use these proprietary rights.

Our product candidates may also require specific formulations to work effectively and efficiently and these rights may be held by others. We may develop products containing our compounds and pre-existing biopharmaceutical compounds. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Additionally, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of such program and our business and financial condition could suffer.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our current or future licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question or for other reasons. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

We may choose to challenge the patentability of claims in a third-party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-examination, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third-party’s patent in patent opposition proceedings in the European Patent Office, or EPO, or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third-party alleging that the patent may be infringed by our product candidates or proprietary technologies.

In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our owned and in-licensed issued patents or our pending applications, or that we or, if applicable, a licensor were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Any such patent application may have priority over our owned and in-licensed patent applications or patents, which could require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to those owned by or in-licensed to us, we or, in the case of in-licensed technology, the licensor may have to participate in an interference or derivation proceeding declared by the USPTO to determine priority of invention in the United States. If we or one of our licensors is a party to an interference or derivation proceeding involving a U.S. patent application on inventions owned by or in-licensed to us, we may incur substantial costs, divert management’s time and expend other resources, even if we are successful.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Litigation or interference proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In certain circumstances, even inadvertent noncompliance events may permanently and irrevocably jeopardize patent rights. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Any issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or the USPTO.

If we or one of our licensors initiate legal proceedings against a third-party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third-party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and product candidates.

Changes in patent law in the U.S. and in foreign jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On March 16, 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biopharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of, and may require a compulsory license to, patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products against third parties in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions such as patent term adjustments and/or extensions, may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

MEETING OF EDOC SHAREHOLDERS

General

Edoc is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by Edoc’s Board for use at the Meeting to be held on [            ], 2022, and at any adjournments thereof. This proxy statement/prospectus is first being furnished to Edoc’s shareholders on or about [            ], 2022 in connection with the vote on the Proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides Edoc’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Meeting.

Date and Time of Meeting

The Meeting will be held via live webcast at [            ] a.m., Eastern Time, on [            ], 2022, to consider and vote upon the Proposals to be submitted to the Meeting, including if necessary, the Adjournment Proposal. For the purposes of Edoc’s Second Amended and Restated Memorandum and Articles of Association, the physical place of the meeting will be at the office of Ellenoff Grossman & Schole LLP at 1345, Avenue of the Americas New York, New York 10105.

The Meeting can be accessed by visiting [https://www.cstproxy.com/[            ], where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the Meeting by means of remote communication. Please have your control number, which can be found on your proxy card, to join the Meeting. If you do not have a control number, please contact the Continental Stock Transfer Company, the transfer agent.

Registering for the Meeting

As a registered shareholder, you received a Proxy Card from Continental Stock Transfer. The form contains instructions on how to attend the virtual annual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer at the phone number or e-mail address below. Continental Stock Transfer support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting [            ], 2022 at [        ] am ET. Enter the URL address into your browser https://www.cstproxy.com/[            ], enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the Meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

Beneficial owners, or investors who own their investments through a bank or broker, will need to contact Continental Stock Transfer to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number using the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen to the meeting by dialing +1 888-965-8995 (toll-free), or if outside the U.S. and Canada +1 415-655-0243 (standard rates apply). When prompted enter the pin number [            ]#. This phone number is listen-only, you will not be able to vote or enter questions during the meeting.

Purpose of the Meeting

At the Meeting, Edoc is asking holders of its Ordinary Shares:

•        To consider and vote upon the Domestication Proposal. The form of the Interim Charter to become effective upon the Domestication and the form of Bylaws to become effective upon the Domestication are attached to this proxy statement/prospectus as Annex A and Annex C, respectively.

•        To consider and vote upon the Business Combination Proposal. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex D-1 and an amendment to the Merger Agreement is attached as Annex D-2.

•        To consider and vote upon the Charter Proposal. The form of Proposed Charter to become effective upon Domestication and consummation of the Business Combination is attached to this proxy statement/prospectus as Annex B.

•        To consider and vote upon the Organizational Documents Proposals, each of which are advisory and non-binding.

•        To consider and vote upon the Nasdaq Proposal.

•        For holders of Class B ordinary shares, to consider and vote upon the Director Appointment Proposal.

•        To consider and vote upon the Incentive Plan Proposal. The form of the Incentive Plan is attached to this proxy statement/prospectus as Annex E.

•        To consider and vote upon the ESPP Proposal. The form of the ESPP is attached to this proxy statement/prospectus as Annex F.

•        To consider and vote upon the Adjournment Proposal, if presented at the Meeting.

Recommendation of the Edoc Board with Respect to the Proposals

The Board believes that the Business Combination Proposal and the other Proposals to be presented at the Meeting are in the best interest of Edoc’s shareholders and recommends that Edoc’s shareholders vote “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” each of the director nominees set forth in the Director Appointment Proposal, and, if presented at the Meeting, “FOR” the Adjournment Proposal.

Record Date; Who is Entitled to Vote

Edoc has fixed the close of business on [            ], 2022, as the Record Date for determining the shareholders entitled to notice of and to attend and vote at the Meeting. As of the close of business on [            ], 2022, there were 3,227,242 Class A ordinary shares and 2,250,000 Class B ordinary shares outstanding and entitled to vote. Each ordinary share is entitled to one vote per share on each Proposal, except the appointment of the director nominees pursuant to the Director Appointment Proposal, which must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Class B ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Quorum

The holders of a majority of the issued and outstanding Ordinary Shares of Edoc being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence at the virtual Meeting) shall constitute a quorum.

Abstentions and Broker Non-Votes

With respect to each Proposal except the Director Appointment Proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Only holders of Class B ordinary shares are entitled to vote on the Director Appointment Proposal; with respect to the director nominees described in the Director Appointment Proposal, holders of Class B ordinary shares may vote “FOR ALL” or “WITHHOLD ALL” or may withhold their vote with respect to particular nominee(s).

If a shareholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote, and does not attend the Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Meeting. If a valid quorum is established, any such failure to vote or to provide voting instructions will have no effect on the outcome of any other Proposal in this proxy statement/prospectus.

Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the Proposals.

Vote Required for Approval

The following votes are required for each Proposal at the Meeting:

•        Proposal 1: Domestication Proposal:    The Domestication Proposal must be approved by a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Proposal 2: Business Combination Proposal:    The Business Combination Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Proposal 3: Charter Proposal:    The Charter Proposal must be approved by a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Proposals 4 – 9: Organizational Documents Proposals:    The Organizational Documents Proposals, each of which is a non-binding advisory vote, must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Proposal 10: Nasdaq Proposal:    The Nasdaq Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Proposal 11: Incentive Plan Proposal:    The Incentive Plan Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Proposal 12: ESPP Proposal:    The ESPP Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Proposal 13: Director Appointment Proposal:    For Class B ordinary holders, the Director Appointment Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Class B ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•        Proposal 14: Adjournment Proposal:    The Adjournment Proposal, if presented, must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Each of the Proposals, other than the Organizational Documents Proposals and the Adjournment Proposal, is interdependent upon each other Proposal. The adoption of each Proposal other than the Organizational Documents Proposals (which are conditioned on the approval of the Charter Proposals) and the Adjournment Proposal (which is not conditioned on any other Proposal) is conditioned on the approval of all of the Proposals. If Edoc’s shareholders do not approve each of the Proposals, the Business Combination may not be consummated.

Voting Your Shares

Each Ordinary Share that you own in your name entitles you to one vote. Your proxy card shows the number of Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. There are two ways to vote your Ordinary Shares at the Meeting.

•        You Can Vote by Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Edoc Board “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, with respect to holders of Class B ordinary shares only, “FOR” each of the director nominees set forth in the Director Appointment Proposal and, if presented at the Special Meeting, “FOR” the Adjournment Proposal.

•        You Can Attend the Meeting and Vote Online.    Edoc will be hosting the Meeting via live webcast. If you attend the Meeting, you may submit your vote at the Meeting online at https://www.cstproxy.com/[            ], in which case any votes that you previously submitted will be superseded by the vote that you cast at the Meeting. See “— Registering for the Meeting” above for further details on how to attend the Meeting.

Revoking Your Proxy

Shareholders may send a later-dated, signed proxy card to Edoc’s Chief Executive Officer at the address set forth below so that it is received by Edoc’s Chief Executive Officer prior to the vote at the Meeting (which is scheduled to take place at [            ] a.m., Eastern Time, on [______], 2022) or attend the Meeting virtually and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Edoc’s Chief Executive Officer, which must be received by Edoc’s Chief Executive Officer prior to the vote at the Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Ordinary Shares, you may contact the proxy solicitor for Edoc, Advantage Proxy, Inc.:

Advantage Proxy, Inc.
P.O. Box 13581
Des Moines, WA 98198
Toll Free: (877) 870-8565
Collect: (206) 870-8565
Email: ksmith@advantageproxy.com

Vote of Edoc’s Initial shareholders, Directors and Officers

All of Edoc’s initial shareholders have previously entered into the Insider Letter Agreement, pursuant to which they have agreed to vote their Founder Shares, Private Shares and any Public Shares purchased during or after Edoc’s IPO in favor of the Business Combination, including each of the Proposals. As of , the Record Date for the Meeting, Edoc’s initial shareholders, including its Sponsor, beneficially owned and are entitled to vote an aggregate of 1,911,093 Founder Shares, which constitute approximately 34.89% of the outstanding ordinary shares of Edoc. Additionally, an aggregate of 414,000 Class A ordinary shares underlie the 414,000 Private Units acquired by the Sponsor in connection with a private placement that closed simultaneously with the Initial Public Offering. These shares constitute approximately 7.6% of the outstanding ordinary shares of Edoc as of March 15, 2022. As such, the Founder Shares and the shares underlying the Private Units held by Edoc’s initial shareholders in the aggregate represent approximately 42.5% of the outstanding ordinary shares of Edoc as of March 15, 2022.

Pursuant to the Backstop Arrangements, the Backstop Investors have agreed to vote all of the Backstop Founder Shares held by them and any Backstop Shares held by them in favor of the Business Combination. Assuming that the total number of Backstop Shares held by the Backstop Investors is 2,198,600, the percentage of outstanding ordinary shares of Edoc that could be voted in favor of the Business Combination Proposal pursuant to the Backstop Shares held by the Backstop Investors is 40.1%. In addition, the Backstop Investors have agreed to vote any Founder Shares transferred by the Sponsor to the Backstop Investors in favor of the Business Combination. As such, the ordinary shares of Edoc held by Edoc’s initial shareholders and the Backstop Investors in the aggregate represent approximately 75% of the outstanding ordinary shares of Edoc as of March 15, 2022, which is sufficient to approve the Business Combination Proposal.

Additionally, all of Edoc’s initial shareholders have waived any redemption rights in connection with the Business Combination.

Redemption rights

Public Shareholders may seek to redeem the Public Shares that they hold, regardless of whether they affirmatively vote for the proposed Business Combination, against the proposed Business Combination, or do not vote in relation to the proposed Business Combination.

Any Public Shareholder may request redemption of their Public Shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds and not previously released to Edoc to pay Edoc’s taxes, divided by the number of then-outstanding Public Shares, provided, however that such Public Shareholder must follow the procedures outlined in this proxy statement/prospectus, in order to receive cash for any Public Shares such Public Shareholder intends to redeem. As of February 9, 2022, this would have amounted to approximately $10.27 per public share.

If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any request to redeem Public Shares, once made, may not be withdrawn once submitted to Edoc unless the Edoc Board determines (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

Furthermore, if a holder of a Public Share delivers its share certificates (if any) and other redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that Edoc instruct the transfer agent to return the certificate (physically or electronically). The Public Shareholder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus. Edoc will be required to honor such request only if made prior to the deadline for exercising redemption requests.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Edoc’s initial shareholders, officers and directors will not have redemption rights with respect to any Public Shares owned by them, directly or indirectly.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:

•        hold Public Shares; and

•        prior to [            ], Eastern Time, on [            ], 2022 (two business days prior to the vote at the Meeting) (i) submit a written request to the transfer agent that Edoc redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through DTC.

Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash.

If the Business Combination is not approved or completed for any reason, then the Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, Edoc will promptly return any shares previously delivered by Public Shareholders.

The closing price of shares of Class A ordinary shares on February 9, 2022 was $10.13 per Class A ordinary share. Prior to exercising redemption rights, Public Shareholders should verify the market price of Class A ordinary shares, as they may receive higher proceeds from the sale of their shares of Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Edoc cannot assure shareholders that they will be able to sell their shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Edoc’s securities when Edoc’s shareholders wish to sell their shares.

If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own those Public Shares.

Appraisal Rights

Edoc Shareholder Appraisal Rights

Shareholders of Edoc do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Dissenters’ Rights

Calidi Stockholder Dissenter’s Rights

Calidi stockholders have a statutory right to dissent from the Business Combination and demand payment of the fair value of their respective shares of Calidi common stock or preferred stock as determined in a judicial appraisal proceeding in accordance with Section 92A.300 through Section 92A.500 inclusive of the Nevada Revised Statures or NRS, or the “Dissenter’s Rights Provisions,” plus interest, if any, from the effective date of the Business Combination. This value may be more or less than the Merger Consideration. In order to qualify for these rights, Calidi stockholders must make a written demand for dissent within thirty (30) days after the date of mailing of the Notice of Merger and Dissenter’s Rights and a Letter of Transmittal and otherwise comply with the procedures for exercising dissenter’s rights set forth in the NRS. A copy of the Dissenter’s Rights Provisions is attached as Annex G hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Calidi stockholders seeking to exercise their statutory right to dissent are encouraged to seek advice from legal counsel.

Proxy Solicitation Costs

Edoc is soliciting proxies on behalf of Edoc’s Board. This solicitation is being made by mail but also may be made by telephone or in person. Edoc and Edoc’s directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Edoc will bear the cost of the solicitation.

Edoc has hired Advantage Proxy, Inc. to assist in the proxy solicitation process. Edoc will pay that firm a fee of $10,000. Such fee will be paid with funds available at the Closing.

Edoc will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Edoc will reimburse them for their reasonable expenses.

Potential Purchases of Public Shares and/or Warrants

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding Edoc or Edoc’s Securities, Edoc’s initial shareholders, Calidi and/or their respective affiliates may purchase Class A Ordinary Shares, rights or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the Proposals are approved at the Meeting or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible. As of the date of this proxy statement/prospectus, none of Edoc’s initial shareholders, directors or officers has any plans to make any such purchases. Edoc will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Entering into any such incentive arrangements may have a depressive effect on outstanding Edoc Ordinary Shares. The existence of financial and personal interests of Edoc’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Edoc and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the Proposals. See the sections titled “Risk Factors”, “Proposal 2: The Business Combination Proposal — Interests of Edoc’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” for more information and other risks.

PROPOSAL 1: THE DOMESTICATION PROPOSAL

Summary of the Proposal

General

Edoc is proposing to change its corporate structure and domicile from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. This change will be implemented as a legal continuation of Edoc under the applicable laws of the Cayman Islands and the State of Delaware as described under “Manner of Effecting the Domestication and the Legal Effect of the Domestication.”

The Domestication will become effective one business day prior to the Effective Time by Edoc by (a) filing of a Certificate of Corporate Domestication and the Interim Charter with the Delaware Secretary of State and becoming registered in the State of Delaware as a Delaware corporation under the laws of the State of Delaware, and (b) filing an application to de-register Edoc with the Registrar of Companies of the Cayman Islands and being de-registered as an exempted company in the Cayman Islands under the laws of the Cayman Islands. The Interim Charter, which amends and removes the provisions of Edoc’s Current Charter that terminate or otherwise become inapplicable because of the Domestication and otherwise provides Edoc’s shareholders with the same or substantially the same rights as they have under the Current Charter, will be filed with the Secretary of State of the State of Delaware. Simultaneously with adoption of the Interim Charter, the Edoc Board intends to also adopt the Bylaws. The Domestication will become effective prior to the Closing of the Business Combination. The Interim Charter, which will become effective upon the Domestication until the Closing of the Business Combination, and the Bylaws, which will also become effective upon the Domestication and remain in effect until and after the Closing, are attached to this proxy statement/prospectus as Annex A and Annex C, respectively. All shareholders are encouraged to read each of the proposed Interim Charter and the Bylaws in their entirety for a more complete description of their terms.

Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication

When the Domestication is completed, certain rights of shareholders will be governed by the Interim Charter and the Bylaws rather than the Current Charter (which will cease to be effective) and certain rights of shareholders and the scope of the powers of the Edoc Board and management will be altered as a result.

Shareholders should consider the following summary comparison of the Interim Charter, on the one hand, and the Current Charter, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the Current Charter and the proposed Interim Charter of Edoc. You should read the form of the Interim Charter and the Bylaws attached to this proxy statement/prospectus as Annex A and Annex C, respectively, carefully and in their entirety.

Cayman Islands Current Charter	Delaware Interim Charter
Corporate Purpose
The objects for which Edoc is established are unrestricted and Edoc shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.	The purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. See Article II of the Interim Charter.

Cayman Islands Current Charter	Delaware Interim Charter
Capital Stock

Edoc’s authorized share capital consists of 500,000,000 Class A ordinary shares of a par value of US$0.0001 each and 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

Edoc may issue rights, options, warrants, units or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or other securities in Edoc on such terms as the directors may from time to time determine.

Rights and Options.    Edoc has the authority to create and issue rights, warrants and options or convertible securities entitling the holders thereof to subscribe for, purchase or receive shares of any class or series of Edoc’s capital stock or other securities, and such rights, warrants and options shall be evidenced by instrument(s) approved by the Edoc Board. The Edoc Board is expressly authorized to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock subject thereto may not be less than the par value thereof.

Preference Shares.    The directors of Edoc may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Cayman Islands Companies Act) vary such rights save that the Directors shall not allot issue, grant options over or otherwise dispose of shares to the extent that it may affect Edoc’s ability to carry out a conversion of Class B ordinary shares in accordance with the terms of the Current Charter.

See Article IV, of the Interim Charter.

The total number of shares of all classes of capital stock which Edoc is authorized to issue is 555,000,000 shares, consisting of (a) 550,000,000 shares of common stock, par value $0.0001 per share, including (i) 500,000,000 shares of Class A common stock, and (ii) 50,000,000 shares of Class B common stock, and (b) 5,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock.    The Edoc Board is expressly authorized to provide for the issuance of shares of common stock from time to time. Except as may otherwise be provided in the Interim Charter (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of preferred stock), each holder of common stock will be entitled to one vote for each share of common stock held of record by such holder on each matter properly submitted to the stockholders on which the holders of the common stock are entitled to vote.

Cayman Islands Current Charter	Delaware Interim Charter

Preferred Stock.    The Edoc Board is expressly authorized to provide out of the unissued shares of the preferred stock for one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Edoc Board providing for the issuance of such series and included in a certificate of designation filed pursuant to the DGCL, and the Edoc Board is expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Directors; Classes

The directors of Edoc are divided into three classes: Class I, and Class II and Class III. The Class I directors shall stand appointed for a term expiring at Edoc’s first annual general meeting, the Class II directors shall be appointed for a term expiring at Edoc’s second annual general meeting and the Class II directors shall stand elected for a term expiring at Edoc’s third annual meeting. Commencing at Edoc’s first annual general meeting, and at each annual general meeting thereafter, directors to succeed those directors whose terms expire shall be for a term of office to expire at the second succeeding annual general meeting after their appointment. Prior to the closing of an initial business combination Edoc, by resolution of the holders of the Class B ordinary shares, may appoint or remove directors (and holders of Class A ordinary shares shall have no right to appoint or remove directors). A vote by at least 90% of ordinary shares actually voted at a meeting to consider any such amendment shall be required to amend any provision inconsistent with Article 29.1 of the Current Charter.

The number of directors will be as set forth in the Bylaws.

The Edoc Board will be divided into three classes designated as Class I, Class II and Class III. The Class I directors shall stand elected for a term expiring at Edoc’s first annual stockholder meeting following the time of effectiveness of the Interim Charter (“Effective Time”), the Class II directors shall stand elected for a term expiring at Edoc’s second annual stockholder meeting following the Effective Time and the Class C directors shall stand elected for a term expiring at Edoc’s third annual stockholder meeting following the Effective Time. At each annual meeting of the stockholders of Edoc following the Effective Time, successors to the class of directors whose term expires at that annual meeting shall be elected for a term of office to expire at the third annual stockholder meeting following their election, subject to their earlier death, resignation or removal.

Board Vacancies; Removal

Except as the Cayman Islands Companies Act or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the Edoc Board, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Current Charter), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.

Newly created directorships resulting from an increase in the number of directors and any vacancies on the Edoc Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Cayman Islands Current Charter	Delaware Interim Charter

Subject to the rights of the holders of one or more series of preferred stock of Edoc, prior to the closing of a business combination (as defined in the Interim Charter), the holders of Class B common stock may appoint any person to be a director of Edoc or remove any or all of the directors of Edoc with the prior vote or written consent of the holders of a majority of the shares of Class B common stock then outstanding, voting separately as a single class.

Following the consummation of a business combination, the holders of Class A common stock may appoint any person to be a director or remove any director with the prior vote or written consent of the holders of a majority of the shares of the Class A Common Stock then outstanding, voting together as a single class.

Stockholder/Shareholder Voting
The directors of Edoc may call general meetings. A resolution put to vote of the meeting shall be decided on a poll. Any shareholder action effected by means of written resolution must be unanimous.

Subject to the rights of the holders of any outstanding series of the preferred stock, and to the requirements of applicable law, special meetings of stockholders of Edoc may be called only by the chairman of the Edoc Board, chief executive officer of Edoc, or the Edoc Board pursuant to a resolution adopted by a majority of the Edoc Board, and the stockholders of record, owning not less than 10% of the entire capital stock of Edoc issued and outstanding and entitled to vote.

Stockholders must comply with certain advance notice procedures to nominate candidates to the Edoc Board or to propose matters to be acted upon at a stockholders’ meeting, as provided in the Bylaws.
Any action required or permitted to be taken by the stockholders of Edoc may be effected by written consent of the stockholders holding the requisite number of shares required to approve such action.
Amendments to the Governing Documents

Subject to the provisions of the Cayman Islands Companies Act, Edoc may amend Current Charter by a resolution, passed by at least two-thirds of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting and includes a unanimous written resolution.

The Edoc Board and the stockholders have the power to adopt, amend, alter or repeal the Bylaws.

Edoc may amend any provision in the Interim Charter in the manner prescribed by the DGCL, except that amendments to Article IX of the Interim Charter (“Business Combination”) may be approved only by (x) a resolution approved at a duly convened and constituted meeting of the stockholders of Edoc by the affirmative vote of at least two-thirds of the shares entitled to vote thereon which were present at the meeting and were voted, or (y) a resolution consented to in writing by holders of all of the votes of all the shares entitled to vote thereon.

Cayman Islands Current Charter	Delaware Interim Charter
Authority of the Directors

The business shall be managed by the directors who may exercise all the powers of Edoc (subject to the provisions of the Companies Act, Edoc’s Current Charter, and to any directions given to the directors by special resolution of Edoc’s shareholders).

The directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by Edoc, subject to the provisions of the DGCL, the Interim Charter and the Bylaws or any other bylaws adopted by the stockholders.

Indemnification of Directors, Officers, Employees and Others

The Current Charter provides for indemnification of officers and directors together with every former director or officer, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default, or willful neglect.

To the fullest extent permitted by applicable law, Edoc shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of Edoc or, while a director or officer of Edoc, is or was serving at the request of Edoc as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or non-profit entity, against all liability and loss suffered and expenses reasonably incurred by such indemnitee in connection with such proceeding, provided, however, that, except in certain circumstances, Edoc shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Edoc Board. Indemnitees shall also have the right to be paid by Edoc the expenses (including attorney’s fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses, subject to the requirements concerning the repayment of certain expenses set forth in the Interim Charter.

Cayman Islands Current Charter	Delaware Interim Charter
Exclusive Forum
No Similar Provision.

Subject to certain exceptions, unless Edoc consents in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Edoc, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Edoc to Edoc or Edoc’s stockholders, (iii) any action asserting a claim against Edoc, its directors, officers or employees arising pursuant to any provision of the DGCL or the Interim Charter or the Bylaws, or (iv) any action asserting a claim against Edoc, its directors, officers or employees governed by the internal affairs doctrine. Unless Edoc consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.

This exclusive forum provision will not apply to claims under the Exchange Act, but will apply to other state and federal law claims including actions arising under the Securities Act. Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication

When the Domestication is completed, the rights of the shareholders will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands, including the Cayman Islands Companies Act. Certain differences exist between the DGCL and the Cayman Islands Companies Act that will alter certain of the rights of shareholders and affect the powers of the Edoc Board and management following the Domestication.

Shareholders should consider the following summary comparison of the Cayman Islands Companies Act, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Islands Companies Act.

The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this proxy statement/prospectus, Edoc may continue to refer to the share owners of Edoc as “shareholders.”

Provision	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware	The Companies Act (As Revised) Cayman Islands of the Cayman Islands.
General Vote Required for Combinations with Interested Stockholders/Shareholders

Generally a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the applicable statutory provision.

No Similar Provision.
Appraisal Rights

Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.

Shareholders that dissent from a merger, subject to certain limitations on rights of dissenters under the Companies Act, are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Requirements for Stockholder/Shareholder Approval

Stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, or dissolution require a majority of the outstanding shares entitled to vote thereon; most other stockholder approvals require a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter, provided a quorum is present.

Subject to the articles of association and the Companies Act, matters which require shareholder approval, whether under Cayman Islands statute or the company’s articles of association, are determined (subject to quorum requirements) by simple majority of the shares present and voting at a general meeting. Where the proposed action requires approval by “Special Resolution” (such as the amendment of the company’s constitutional documents) the approval of not less than two-thirds of the shares present and voting at a general meeting is required, except that the company may in its articles of association specify that the required majority shall be a number greater than two-thirds.

Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the organizational documents, but cannot be less than one-third of the shares entitled to vote at the meeting.	No similar provision.

Provision	Delaware	Cayman Islands
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.

Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.

Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company (apart from memorandum and articles of association, special resolutions and the register of mortgages and charges).

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements.

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances.

Removal of Directors

Any director or the entire board may be Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:

(1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or

(2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.

A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Number of Directors

The number of directors is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.

Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.

Provision	Delaware	Cayman Islands
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

A director owes a fiduciary duty to act in good faith in the best interests of the company, not to make a profit based on his position as director (unless the company permits him to do so), not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and to exercise powers for the purpose for which such powers were intended.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers

A corporation shall have the power to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.

A Cayman Islands exempted company generally may indemnify its directors or officers, except with regard to fraud or willful default.
Limited Liability of Directors

Permits the limiting or eliminating of the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.

Liability of directors may be limited, except with regard to their own fraud or willful default.

Reasons for the Domestication

The Edoc Board believes that it would be in the best interests of Edoc to effect the Domestication immediately prior to the completion of the Business Combination. The primary reason for the Domestication is certain taxes would be imposed on the Company if the Company were to conduct an operating business in the United States as a foreign corporation following the Business Combination.

In addition, because Edoc will operate within the United States following the Business Combination, it is the view of the Edoc Board that Edoc should also be structured as a corporation organized in the United States. The Edoc Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Company’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures Edoc is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to the Company’s corporate legal affairs.

Regulatory Approvals; Third Party Consents

Edoc is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. Edoc must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with Nasdaq of a press release disclosing the Domestication, among other things.

The Domestication will not breach any covenants or agreements binding upon Edoc and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Certificate of Incorporation and Bylaws

Commencing with the effective time of the Domestication under the applicable law, the Interim Charter and the Bylaws will govern the rights of Edoc’s shareholders. A chart comparing your rights as a holder of Ordinary Shares of Edoc as a Cayman Islands exempted company with your rights as a holder of Edoc Interim common stock as a Delaware corporation can be found above in “Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication.”

Tax Consequences to Holders of Ordinary Shares Who Receive Edoc common stock as a Result of the Domestication

If the Proposals described in this proxy statement/prospectus are approved, then holders of Ordinary Shares who do not elect to exercise their redemption rights will receive Edoc common stock as a result of the Domestication. For a description of the material U.S. federal income tax consequences of the Domestication, see the section titled “Material U.S. Federal Income Tax Consequences of the Domestication to Edoc Shareholders” included in the Business Combination Proposal.

Manner of Effecting the Domestication and the Legal Effect of the Domestication

Delaware Law

Pursuant to Section 388 of the DGCL, a non-United States entity may become domesticated as a Delaware corporation by filing with the Delaware Secretary of State a Certificate of Corporate Domestication and a Certificate of Incorporation, certifying to the matters set forth in Section 388 of the DGCL. The domestication must be approved in the manner provided for by the instrument or other writing governing the internal affairs of the non-United States entity and the conduct of its business or by applicable non-Delaware law, as appropriate, and the Certificate of Incorporation must be approved by the same authorization required to approve the domestication.

When a non-United States entity has become domesticated as a Delaware corporation, for all purposes of Delaware law, the corporation will be deemed to be the same entity as the domesticating non-United States entity and the domestication will constitute a continuation of the existence of the domesticating non-United States entity in the form of a Delaware corporation. When any domestication will have become effective, for all purposes of Delaware law, all of the rights, privileges and powers of the non-United States entity that has been domesticated and all property, real, personal and mixed, and all debts due to such non-United States entity, as well as all other things and causes of action belonging to such non-United States entity, will remain vested in the corporation to which such non-United States entity has been domesticated (and also in the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and will be the property of such corporation (and also of the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication), and the title to any real property vested by deed or otherwise in such non-United States entity shall not revert or be in any way impaired by reason of the domestication; but all rights of creditors and all liens upon any property of such non-United States entity will be preserved unimpaired, and all debts, liabilities and duties of the non-United States entity that has been domesticated will remain attached to the corporation to which such non-United States entity has been domesticated (and also to the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as such corporation. The rights, privileges, powers and interests in property of the non-United States entity, as well as the debts, liabilities and duties of the non-United States entity, will not be deemed, as a consequence of the domestication, to have been transferred to the corporation to which such non-United States entity has domesticated for any purpose of the laws of the State of Delaware.

Cayman Islands Law

If the Domestication Proposal is approved, Edoc will also apply to de-register as a Cayman Islands exempted company pursuant to Section 206 of the Cayman Islands Companies Act. Upon the deregistration, Edoc will no longer be subject to the provisions of the Cayman Islands Companies Act. Except as provided in the Cayman Islands Companies Act, the deregistration will not affect the rights, powers, authorities, functions and liabilities or obligations of Edoc or any other person.

Accounting Treatment of the Domestication

The Domestication is being proposed solely for the purpose of changing the legal domicile of Edoc. There will be no accounting effect or change in the carrying amount of the assets and liabilities of Edoc as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Edoc immediately following the Domestication will be the same as those immediately prior to the Domestication.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that Edoc Acquisition Corp. be de-registered in the Cayman Islands pursuant to Article 47 of the Second Amended and Restated Memorandum and Articles of Association of Edoc Acquisition Corp. and Section 206 of the Companies Act of the Cayman Islands, and be registered by way of continuation as a corporation in the State of Delaware and conditional upon, and with effect from, the registration of Edoc Acquisition Corp. in the State of Delaware as a corporation, governed by the Interim Charter and Bylaws attached as Annex A and

Annex C, respectively, to the proxy statement/prospectus in respect of the meeting, at which time the Second Amended and Restated Memorandum and Articles of Association will be replaced by that Interim Charter and Bylaws of the continued company as referenced in the proxy statement/prospectus in respect of the meeting.”

Required Vote for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.

The Domestication Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by Edoc’s shareholders.

Recommendation of the Edoc Board with Respect to the Domestication Proposal

THE EDOC BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE DOMESTICATION PROPOSAL.

PROPOSAL 2: THE BUSINESS COMBINATION PROPOSAL

Edoc is asking its shareholders to approve the Merger Agreement and the transactions contemplated thereby, including the Business Combination. Shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex D-1 to this proxy statement/prospectus and an amendment to the Merger Agreement which is attached as Annex D-2 to this proxy statement/prospectus, both of which are incorporated into this proxy statement/prospectus by reference. Please see the subsection titled “The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to read the Merger Agreement in its entirety before voting on this proposal.

The Merger Agreement

This section describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the related agreements. Edoc’s shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Proposal 2: The Business Combination Proposal — The Merger Agreement” are defined in the Merger Agreement.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Edoc does not believe that the disclosure schedules contain information that is material to an investment decision.

General Description of the Merger Agreement; Organizational Structure

On February 2, 2022, Edoc entered into the Merger Agreement with Merger Sub, the Purchaser Representative, Calidi and the Seller Representative.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, upon the Closing, Merger Sub will merge with and into Calidi, with Calidi continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Edoc.

In the Merger, (i) all shares of Calidi common stock (together, “Calidi Stock”) issued and outstanding immediately prior to the Effective Time (other than those properly exercising any applicable dissenters rights under Nevada law) will be converted into the right to receive the Merger Consideration (as defined below); and (ii) each outstanding option to acquire shares of Calidi common stock (whether vested or unvested) will be assumed by Edoc and automatically converted into an option to acquire shares of Edoc common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of Calidi common stock into the Merger Consideration.

The Merger Agreement also provides that, prior to the Effective Time, Edoc shall continue out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation (the “Conversion”). At the Closing, Edoc will change its name to “Calidi Biotherapeutics, Inc.”

Merger Consideration

Subject to the terms of the Merger Agreement and customary adjustments set forth therein, the aggregate consideration to be delivered to Calidi Securityholders in connection with the Business Combination will be a number of Common Stock with an aggregate value equal to $380,000,000, subject to adjustments for Calidi’s closing debt, net of cash (after reversing the cash impact of certain Calidi transaction expenses incurred after February 2, 2022), with each Calidi stockholder receiving for each share of Calidi common stock held (after giving effect to the Calidi Preferred Stock Exchange and treating all vested in-the-money Calidi convertible securities as if such securities had been exercised as of immediately prior to the Merger, but excluding all vested non-qualified Calidi stock options, and all unvested Calidi stock options and any Treasury Shares) a number of shares of Common Stock equal to a conversion ratio to be determined as of the Closing.

The Stockholder Merger Consideration will be determined at the Closing based on the Conversion Ratio multiplied by the number of shares of Calidi common stock held by such Calidi Stockholder (excluding holders of vested non-qualified Calidi Options). The Merger Consideration is subject to adjustment to the extent that Calidi’s Net Debt is greater or less than a mutually agreed target amount of Net Debt, with the final amount of any such adjustment to be determined within 45 days after the Closing. At the Closing, a portion of the Merger Consideration otherwise deliverable to the Calidi Security Holders (150,000 shares of Common Stock, the “Escrow Shares”) shall be held back and delivered into escrow to satisfy any such adjustment (with any resulting increase in Merger Consideration resulting in a proportionate release of Escrow Shares to the Calidi Stockholders and any decrease in Merger Consideration resulting in a proportionate release of Escrow Shares to Edoc), to the extent that the absolute value of the amount of any such adjustment equals or exceeds $500,000.

The Merger Consideration will be allocated among the holders of Calidi’s common stock, pro rata amongst them based on the number of shares of Calidi common stock owned by such stockholder.

Representations and Warranties

Under the Merger Agreement, each of Edoc and Calidi make customary representations and warranties.

The representations and warranties of Calidi relate to, among other things, with respect to Calidi:

•        due organization, good standing, and that it has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted;

•        authorization and validity of the Merger Agreement and power and authority to enter into the Merger Agreement and to complete the transactions contemplated thereby, including delivery of each Ancillary Document to which it is required to be a party;

•        capitalization, and in pertinent part, (i) the authorized amount of its equity interest and the amount issued and outstanding, (ii) the record owners of its equity interest and such record owners own such equity free and clear of any liens other than imposed by its organizational documents, applicable securities laws or as otherwise disclosed, (iii) all outstanding equity interests have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the NRS, any other applicable law, its organizational documents or any contract to which Calidi is a party or by which it or its securities are bound, (iv) the reservation of Calidi Stock for issuance pursuant to the Calidi Equity Plan (v) except as described in certain disclosure schedules to the Merger Agreement, there are no convertible securities, preemptive rights, rights of first refusal, rights of first offer, (vi) there are no outstanding or authorized equity appreciation, phantom equity or similar rights, (vii) except as set forth in its organizational documents, there are no outstanding contractual obligations to repurchase, redeem or otherwise acquire any equity interests or securities, nor has it granted any registration rights to any person with respect to its equity securities, (viii) all of its securities have been granted, offered, sold and issued in compliance with all applicable securities laws, (ix) as a result of the consummation of the transactions, none of its equity interests are issuable and no rights in connection with any interests, warrants, rights, options or other securities accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise); and (x) except as disclosed in its financials, since January 1, 2020, it has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any of its equity interests, and its board of directors has not authorized any of the foregoing;

•        subsidiaries, and more specifically, each subsidiary’s jurisdiction of organization and capitalization;

•        except as described in certain disclosure schedules to the Merger Agreement, no conflict and no additional governmental approvals or filings or, except as has not been and would not reasonably be expected to be material to Calidi and its subsidiaries, any third-party consents are required;

•        financial statements, indebtedness and the absence of undisclosed liabilities, and in pertinent part, (i) its financials (A) accurately reflect the books and records of Calidi and its subsidiaries as of the times and for the periods referred to therein, (B) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved, (C) to Calidi’s Knowledge, comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (D) fairly present in all material respects the consolidated financial position of Calidi and its subsidiaries as of the respective dates thereof and the consolidated results of the operations and cash flows of Calidi and its subsidiaries for the periods indicated; (ii) all of the financial books and records of Calidi and its subsidiaries are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable laws; (iii) except as described in certain disclosure schedules to the Merger Agreement, Calidi and its subsidiaries do not have any indebtedness; and (iv) except as described in certain disclosure schedules to the Merger Agreement, reserved or provided for in the balance sheet of Calidi or as are not material and were incurred in the ordinary course of business, neither Calidi nor any of its subsidiaries is subject to any liabilities or obligations required to be reflected on a balance sheet prepared in accordance with GAAP;

•        the absence of certain changes or events and in pertinent part, each of Calidi and its subsidiaries, since December 31, 2020, has (i) conducted its business only in the ordinary course of business consistent with past practice, (ii) not been subject to a Material Adverse Effect and (iii) not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) of the Merger Agreement if such action were taken on or after the date of the Merger Agreement without the consent of Edoc;

•        Calidi’s compliance with laws in all material respects;

•        permits, and in pertinent part, that each of Calidi and its subsidiaries (and its employees who are legally required to be licensed by a governmental authority in order to perform his or her duties with respect to his or her employment with any of Calidi and its subsidiaries) holds all permits necessary to lawfully conduct its business in all material respects as presently conducted, and to own, lease and operate its assets and properties and all such material permits are in full force and effect, and no suspension or cancellation of any of such material permits is pending or, to Calidi’s knowledge, threatened, and none of Calidi and its subsidiaries is in violation in any material respect of the terms of any such material permit, and none of Calidi and its subsidiaries has received any written or, to Calidi’s knowledge, oral notice of any actions relating to the revocation or modification of any such material permit;

•        litigation, and in pertinent part, except as described in certain disclosure schedules to the Merger Agreement, (i) there is no (a) action of any nature currently pending or, to Calidi’s knowledge, threatened, nor is there any reasonable basis for any action to be made (and no such action has been brought or, to Calidi’s knowledge, threatened in the past five years), or (b) order now pending or outstanding or that was rendered by a governmental authority since January 1, 2016, in either case of (a) or (b) by or against any of Calidi or its subsidiaries, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of Calidi or its subsidiaries must be related to Calidi or its subsidiaries business, equity securities or assets), its business, equity securities or assets, (ii) the items listed on such disclosure schedules, if finally determined adversely to Calidi or its subsidiaries, will not have, either individually or in the aggregate, a material adverse effect upon any of Calidi or its subsidiaries, and (iii) since January 1, 2016, none of the current or former officers, senior management or directors of any of Calidi or its subsidiaries have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud;

•        material contracts, and in pertinent part, (i) any contracts that (a) contain covenants that limit the ability of any of Calidi or its subsidiaries (I) to compete in any line of business or with any person or in any geographic area or to sell, or provide any service or product or solicit any person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (II) to purchase or acquire an interest in any other person, (b) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture, (c) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices, (d) evidences indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any of Calidi or its subsidiaries having an outstanding principal amount in excess of $350,000, (e) involves the acquisition or disposition, directly or indirectly (by Business Combination or otherwise), of assets with an aggregate value in excess of $350,000 (other than in the ordinary course of business) or shares or other equity interests of any of Calidi or its subsidiaries or another person, (f) relates to any merger, consolidation or other business combination, with any other person or the acquisition or disposition of any other entity or its business or material assets or the sale of any of Calidi or its subsidiaries, its business or material assets, (g) by its terms, individually or with all related contracts, calls for aggregate payments or receipts by of Calidi and its subsidiaries under such contract or contracts of at least $350,000 per year, or $700,000 in the aggregate, (h) is with any top customer or supplier, (i) obligates Calidi or its Subsidiaries to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $350,000, (j) is between any of Calidi or its subsidiaries and any directors, officers or employees of Calidi or its subsidiaries (other than at-will employment arrangements entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any related person, (j) obligates Calidi or its subsidiaries to make any capital commitment or expenditure in excess of $500,000 (including pursuant to any joint venture), (k) relates to a material settlement entered into within three years prior to the date of Merger Agreement under which any of Calidi or its subsidiaries has outstanding obligations in excess of $350,000 (other than customary confidentiality obligations), (l) provides another person (other than another of Calidi or its subsidiaries or any manager, director or officer of any of Calidi or its subsidiaries) with a power of attorney, (m) relates to the development, ownership, licensing or use of any intellectual property by, to or from any of Calidi or its subsidiaries; (n) that will be required to be filed with this proxy statement/prospectus under applicable SEC requirements or would otherwise be required to be filed by Calidi as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if Calidi was the registrant and (ii) except as described in certain disclosure schedules to the Merger Agreement, all of the foregoing material contracts are valid, binding, and enforceable in all respects, the consummation of the Merger Agreement will not affect the validity or enforceability of such material contracts, none of Calidi or its subsidiaries is in breach or default in any material respect of any such material contracts, to the knowledge of Calidi no other party is in breach or default of any such material contracts in any material respect, none of Calidi or its subsidiaries has received written notice, or to the knowledge of Calidi, oral notice to terminate any such material contract, and none of Calidi or its subsidiaries has waived any material rights under any such material contract;

•        intellectual property, and in pertinent part, (i) each of Calidi and its subsidiaries owns, free and clear of all liens (other than permitted liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all intellectual property currently used, licensed or held for use by such Target Company, and previously used or licensed by such target company, except for the intellectual property that is the subject of intellectual property licenses held by Calidi and its subsidiaries applicable to Calidi and its subsidiaries; (ii) each of Calidi and its subsidiaries has a valid and enforceable license to use all intellectual property that is the subject of intellectual property licenses held by Calidi and its subsidiaries applicable to Calidi and its subsidiaries, except where the failure to have the same would not, individually or in the aggregate, reasonably be expected to be material to the Company; (iii) intellectual property licenses held by Calidi and its subsidiaries include all of the licenses, sublicenses and other agreements or permissions necessary to operate Calidi and its subsidiaries as presently conducted; (iv) none of Calidi and its subsidiaries is party to any contract that requires Calidi or its subsidiaries to assign to any person all of its rights in any intellectual property developed by Calidi or its subsidiaries under such contract; and (v) with the exception of the ongoing filing or prosecution of any applications to register any patents, trademarks, or copyrights with the applicable government authorities, no action is pending or, to Calidi’s knowledge, threatened against Calidi or its subsidiaries that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any registered patents, trademarks, copyrights or internet assets currently owned, licensed, used or held for use by Calidi or its subsidiaries, nor, to the knowledge of Calidi, is there any reasonable basis for any such action;

•        taxes and tax returns;

•        real property;

•        personal property;

•        title to and sufficiency of assets;

•        employee matters, and in pertinent part, (i) none of Calidi or its subsidiaries is a party to any collective bargaining agreement or other contract covering any group of employees, labor organization or other representative of any of the employees of any of Calidi or its subsidiaries, and Calidi has no knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees; (ii) there has not occurred or, to the knowledge of Calidi, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees; (iii) no current officer or employee of Calidi or its subsidiaries has provided any of Calidi or its subsidiaries written or, to knowledge of Calidi, oral notice of his or her plan to terminate his or her employment with any of Calidi or its subsidiaries; (iv) each of Calidi or its subsidiaries (A) is and has been for in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations and has not received written or, to the knowledge of Calidi, oral notice that there is any pending action involving unfair labor practices against Calidi or its subsidiaries, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any governmental authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice) and (v) as of the date of the Merger Agreement, there are no actions pending or, to the knowledge of Calidi, threatened against Calidi or its subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, or any governmental authority, relating to any such law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship;

•        benefits plans, and in pertinent part, (i) each company benefit plan is and has been operated at all times in compliance with all applicable laws in all material respects, including ERISA and the Code; (ii) with respect to each Calidi benefit plan: (A) no action is pending, or to Calidi’s knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (C) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred and (D) all contributions and premiums due through the closing date of the Business Combination have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Calidi’s financials; (iii) no company benefit plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and none of Calidi or its subsidiaries has any outstanding liability under Title IV of ERISA and no condition presently exists that is expected to cause such liability to be incurred; and (iv) the consummation of the transactions contemplated by the Merger Agreement and the ancillary documents will not: (A) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; or (B) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual;

•        environmental matters;

•        transactions with related parties;

•        insurance;

•        books and records

•        matters related to top customers and suppliers;

•        certain business practices;

•        health care matters;

•        none of Calidi or its subsidiaries is an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended;

•        except as described in certain disclosure schedules to the Merger Agreement, none of Calidi or its subsidiaries has incurred or will incur any liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Merger Agreement; and

•        none of the information supplied or to be supplied by Calidi expressly for inclusion in any filing made with any governmental authority or stock exchange with respect to the transactions contemplated by the Merger Agreement, this proxy statement/prospectus or in the mailings or other distributions to Edoc’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by the Merger Agreement, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

The representations and warranties of Edoc relate to, among other things, with respect to Edoc:

•        due organization, good standing, and that it has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted;

•        authorization and validity of the Merger Agreement, and power and authority of Edoc to enter into the Merger Agreement and to complete the transactions contemplated thereby;

•        no conflict and no additional governmental approvals or filings or third-party consents required;

•        capitalization, and in pertinent part, (i) it is authorized to issue (i) 550,000,000 Ordinary Shares, consisting of (A) 500,000,000 Class A ordinary shares and (B) 50,000,000 Class B Ordinary Shares and (ii) 5,000,000 preference shares, (ii) the issued and outstanding shares are set forth in certain disclosure schedules to the Merger Agreement, (iii) all outstanding Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of the Cayman Islands Companies Act, its organizational documents or any contract to which it is a party, (iv) except as set forth in certain disclosure schedules, there are no (a) outstanding options, warrants, puts, calls, convertible securities, pre-emptive or similar rights, (b) bonds, debentures, notes or other indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (c) subscriptions or other rights, agreements, arrangements, contracts or commitments of any character (other than the Merger Agreement and the ancillary documents), (I) relating to the issued or unissued shares of Edoc or Merger Sub or (II) obligating Edoc or Merger Sub to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (III) obligating Edoc or Merger Sub to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares, (v) except as set forth in certain disclosure schedules, there are no shareholders agreements, voting trusts or other agreements or understandings to which Edoc is a party with respect to the voting of any shares of Edoc or Merger Sub, (vi) all Indebtedness (as defined in the Merger Agreement) of Edoc is disclosed on certain disclosure schedules, (vii) no Indebtedness (as defined in the Merger Agreement) of Edoc and Merger Sub contains any restriction upon (a) the prepayment of any of such indebtedness, (b) the incurrence of Indebtedness by Edoc or Merger Sub or (c) the ability of Edoc or Merger Sub to grant any lien on its properties or assets, and (viii) since the date of Edoc’s formation, and except as contemplated by the Merger Agreement, Edoc and Merge Sub has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and each of its board of directors has not authorized any of the foregoing;

•        SEC filings and Edoc financials, and in pertinent part, (i) since Edoc’s initial public offering, it has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by Edoc with the SEC under the Securities Act of 1933, as amended, and/or the Exchange Act of 1934, as amended, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of the Merger Agreement, (ii) except for the SEC SPAC Accounting Changes (as defined in the Merger Agreement) Edoc’s financials fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of Edoc at the respective dates of and for the periods referred to in such financial statements, all in accordance with (a) GAAP methodologies applied on a consistent basis throughout the periods involved and (b) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable) and (iii) except for the SEC SPAC Accounting Changes, and as and to the

extent reflected or reserved against in Edoc’s financials, Edoc has not incurred any liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in Edoc’s financials, other than liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the most recent date of Edoc’s financials in the ordinary course of business;

•        absence of certain changes, and in pertinent part, except as described in certain disclosure schedules to the Merger Agreement, Edoc has (i) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in Edoc’s initial public offering prospectus (including the investigation of Calidi and its subsidiaries and the negotiation and execution of the Merger Agreement) and related activities, (ii) since December 31, 2020, there has not been subject to a material adverse effect on Edoc;

•        compliance with laws;

•        actions; orders and permits, and in pertinent part, (i) there is no pending or, to the knowledge of Edoc, threatened material action to which Edoc is subject which would reasonably be expected to have a material adverse effect on Edoc, (ii) there is no material action that Edoc has pending against any other person, (iii) Edoc is not subject to any material orders of any governmental authority, nor are any such orders pending, (iv) Edoc holds all material permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such consent or for such consent to be in full force and effect would not reasonably be expected to have a material adverse effect on Edoc;

•        taxes and tax returns;

•        Edoc does not have any paid employees or maintain, sponsor, contribute to or otherwise have any liability under any benefit plans;

•        Edoc does not own, license or otherwise have any right, title or interest in any material intellectual property and does not own or lease any material real or personal property;

•        material contracts, and in pertinent part, (i) except as set forth on certain disclosure schedules, other than the Merger Agreement and the ancillary documents, there are no contracts to which Edoc is a party or by which any of its properties or assets may be bound, subject or affected, which (a) creates or imposes a liability greater than $75,000, (b) may not be cancelled by Edoc on less than 60 days’ prior notice without payment of a material penalty or termination fee or (c) prohibits, prevents, restricts or impairs in any material respect any business practice of Edoc as its business is currently conducted, any acquisition of material property by Edoc, or restricts in any material respect the ability of Edoc to engage in business as currently conducted by it or compete with any other person (each, a “Edoc Material Contract”), (ii) all Edoc Material Contracts have been made available to Calidi other than those that are exhibits to Edoc’s SEC reports, (iii) with respect to each Edoc Material Contract (a) the Edoc Material Contract was entered into at arms’ length and in the ordinary course of business, (b) the Edoc Material Contract is legal, valid, binding and enforceable in all material respects against Edoc and, to the knowledge of Edoc, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by certain exceptions to enforceability), (c) Edoc is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by Edoc, or permit termination or acceleration by the other party, under such Edoc Material Contract, and (d) to the knowledge of Edoc, no other party to Edoc Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration or acceleration by Edoc under any Edoc Material Contract;

•        transactions with affiliates;

•        Merger Sub activities, and in pertinent part, Merger Sub has not engaged in any business activities other than as contemplated by the Merger Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any person and has no assets or liabilities except those incurred in connection with the Merger Agreement and the ancillary documents to which it is a party, and is not a party to or bound by any contract;

•        Edoc is not an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended;

•        no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Edoc, Calidi or any of their respective affiliates in connection with the transactions contemplated by the Merger Agreement except as set forth on the disclosure schedules;

•        all Common Stock to be issued and delivered to Calidi Stockholders shall be full paid and non- assessable, free and clear of all liens, other than restrictions arising from applicable laws, applicable lock-up agreement and any liens incurred by Calidi, and the issuance and transfer of such Common Stock pursuant to the Merger Agreement will not be subject to or give rise to any preemptive rights or rights of first refusal;

•        certain business practices;

•        insurance;

•        the Edoc Trust Account, and in pertinent part the business day immediately preceding the date of the Merger Agreement, the Edoc Trust Account has a specified balance and such monies are invested solely in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company pursuant to the Trust Agreement, which is valid and in full force and effect and enforceable in accordance with its terms (subject to certain exceptions to enforceability) and has not been amended or modified; and

•        none of the information supplied or to be supplied by Edoc expressly for inclusion in any filing made with any governmental authority or stock exchange with respect to the transactions contemplated by the Merger Agreement, this Registration Statement or in the mailings or other distributions to Edoc’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by the Merger Agreement, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

The representations and warranties set forth in the Merger Agreement are made by and to Calidi and Edoc as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement between the parties and certain of the representations are subject to important and specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement agreed to by the parties in connection with negotiating the terms of the Merger Agreement, may or may not be accurate as of the date they were made, and do not purport to be accurate as of the date of this proxy statement/prospectus. In particular, in your review of the representations and warranties contained in the Merger Agreement, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement and were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a standard of materiality or material adverse effect different from those generally applicable to investors and reports and documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, may have changed since the date of the Merger Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Edoc and Calidi or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus.

Material Adverse Effect

Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement, in the case of clause (i) above, subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Registration Statement on Form S-4

The parties made customary covenants regarding this Registration Statement, to register the common stock of Edoc upon Domestication and the shares of Common Stock to be issued as Merger Consideration under the Merger Agreement. The Registration Statement also will contain the Edoc proxy statement to solicit proxies from Edoc’s shareholders to approve, among other things, (i) the Merger Agreement and the Transaction, including the Merger (including, to the extent required, the issuance of shares of Common Stock to the PIPE Investor); (ii) the Domestication; (iii) changing the name of Edoc and adopting new Edoc organizational documents; (iv) the adoption of a new equity incentive plan and issuing certain Edoc restricted securities thereunder; (v) the adoption of a new employee stock purchase plan; (vi) the appointment of the post-Closing board of directors; and (vii) such other matters as Edoc and Calidi mutually determine to be necessary or appropriate in order to effect the Merger and the Transactions.

Directors and Officers of Edoc

The parties agreed that the post-Closing board of directors will consist of seven (7) directors, consisting of five directors designated prior to the Closing by Calidi, one director designated prior to the Closing by Edoc and one additional director, who will qualify as independent pursuant to Nasdaq requirements, mutually agreed by Calidi and Edoc prior to the Closing.

The parties further agreed to take commercially reasonable actions so that the individuals serving as the chief executive officer and chief financial officer of Calidi immediately after the Closing will be the same individuals (in the same office) as that of Calidi immediately prior to the Closing (unless, at its sole discretion, Calidi desires to appoint another qualified person to either such role, in which case, such other person identified by Calidi will serve in such role).

For more information about the Edoc Board and officers following the completion of the Business Combination, please refer to the section titled “Management of the Company Following the Business Combination.”

No Solicitation of Acquisition Proposals

Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information.

Conduct of Calidi and Edoc Pending Closing

Under the Merger Agreement, during the Interim Period, Calidi has agreed, except as expressly contemplated by other provisions of the Merger Agreement, or as set forth in disclosure schedules, required by applicable law, or unless Edoc otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), to, and to cause each of its subsidiaries to, in all material respects conduct its business in the ordinary course and in material compliance with law and to in all material respects use commercially reasonable efforts necessary or appropriate to maintain its business and organization, including refraining from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto), unless consented to by Edoc (which consent will not be unreasonably withheld, conditioned or delayed):

•        amend, waive or otherwise change, in any respect, its organizational documents, except as required by applicable law;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities other that equity securities issuable upon the exercise or conversion of any convertible security outstanding as of the date of the Merger Agreement;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities other that equity securities issuable upon the exercise or conversion of any Calidi Convertible Security outstanding as of the date of the Merger Agreement or pursuant to repurchase rights in effect as of the date of the Merger Agreement;

•        incur, create, assume, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise) in excess of $250,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any person in excess of $250,000 individually or $500,000 in the aggregate;

•        increase the wages, salaries, incentive compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally or enter into, establish, materially amend or terminate any Calidi benefit plan with, for or in respect of any current consultant, officer, manager director or employee, in each such case other than as required by applicable law, pursuant to the terms of any Calidi benefit plans or in the ordinary course of business consistent with past practice;

•        make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, file any amended tax return or claim for refund, or make any material change in its method of tax accounting, policies or procedures, in each case except as required by applicable law or in compliance with GAAP;

•        transfer or license to any person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Calidi registered intellectual property, Calidi licensed intellectual property or other Calidi intellectual property other than in the ordinary course of business consistent with past practice, or disclose to any person who has not entered into a confidentiality agreement any trade secrets;

•        terminate, waive or assign any material right under any Calidi material contract or enter into any contract that would be a Calidi material contract or enter into any contract that would be a Calidi material contract, in any case outside of the ordinary course of business consistent with past practice;

•        fail to maintain its book, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        establish any subsidiary or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

•        revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by Calidi, its subsidiaries or its Affiliates) not in excess of $250,000 individually or in the aggregate, or otherwise pay, discharge or satisfy any actions, liabilities or obligations, unless such amount has been reserved in Calidi’s financial statements;

•        close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities other than in the ordinary course of business;

•        acquire, including by Business Combination, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

•        make capital expenditures in excess of $250,000 (individually for any project (or set of related projects) or $500,000 in the aggregate);

•        except for Transaction Expenses (as defined in the Merger Agreement), voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $500,000 in the aggregate other than pursuant to the terms of a Calidi material contract or Calidi benefit plan;

•        adopt a plan of complete or partial liquidation, dissolution, merger consolidation, restructuring, recapitalization or other reorganization;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, other than in the ordinary course of business;

•        except for the ancillary documents to the Merger Agreement, enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Calidi;

•        take any action that would reasonably be expected to significantly delay or impair obtaining of any consents of any governmental authority in connection with the Merger Agreement;

•        accelerate the collection of any trade receivables or delay the payment of trade payables or any other Liabilities other than in the ordinary course of business consistent with past practice;

•        enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any related person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice, or as otherwise provided by the Merger Agreement); or

•        authorize or agree to do any of the foregoing actions.

Additionally, under the Merger Agreement, during the Interim Period, Edoc has agreed, except as expressly contemplated by other provisions of the Merger Agreement, required by applicable law, or unless Calidi otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), to, and to cause each of its subsidiaries to, conduct its business in the ordinary course and in material compliance with law and to use commercially reasonable efforts to maintain its business and organization and existing relationships intact, including refraining from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto), unless consented to by Calidi (which consent will not be unreasonably withheld, conditioned or delayed):

•        amend, waive or otherwise change, in any respect, its organizational documents except as required by applicable law;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, this shall not prevent Edoc from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including any PIPE Investment and the costs and expenses necessary for one or more Extensions up to aggregate additional Indebtedness during the Interim Period of $1,000,000);

•        make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, file any amended tax return or claim for refund, or make any material change in its method of tax accounting or tax policies or procedures, in each case except as required by applicable law or in compliance with GAAP;

•        amend, waive or otherwise change the trust agreement in any manner adverse to Edoc;

•        terminate, waive or assign any material right under any Edoc material contract;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        establish any subsidiary or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

•        revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Edoc or its subsidiary) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any actions, liabilities or obligations, unless such amount has been reserved in the financial statements of Edoc;

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

•        make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $250,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

•        voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate (excluding the incurrence of any expenses) other than pursuant to the terms of a contract in existence as of the date of the Merger Agreement or entered into in the ordinary course of business;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

•        enter into any agreement, understanding or arrangement with respect to the voting of Edoc securities;

•        take any action that would reasonably be expected to significantly delay or impair obtaining of any consents of any governmental authority in connection with the Merger Agreement; or

•        authorize or agree to do any of the foregoing actions.

Additional Covenants and Agreements

The parties have agreed to additional covenants under the Merger Agreement and in connection with the Business Combination, including, among others:

•        Each of Calidi and Edoc will allow the other party reasonable access to their own assets, employees, books and records, and other reasonably requested information and books, subject to certain confidentiality restrictions;

•        During the Interim Period, within thirty (30) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, Calidi will deliver to Edoc an unaudited consolidated income statement and an unaudited consolidated balance sheet of Calidi and its subsidiaries for the period from September 30, 2021 through the end of such calendar month, quarterly period or fiscal year;

•        During the Interim Period, Edoc will keep current and timely file all of its public filings with the SEC and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Edoc the Edoc Class A Ordinary Shares, Rights and the Public Warrants on Nasdaq;

•        Calidi and Edoc will not trade in any securities of Edoc in violation of applicable law;

•        During the Interim Period, notification of any event that would reasonably be expected to cause the closing conditions to be unfulfilled or materially delayed;

•        Calidi and Edoc will make all necessary filings or applications under the antitrust laws;

•        Edoc will cause the Trust Account to be disbursed after the Closing;

•        Each of Calidi and Edoc will use reasonable best efforts not to take any action, or fail to take any action, that would reasonably be expected to cause any of the transactions contemplated by the Merger Agreement to fail to qualify for the intended tax treatment;

•        Calidi and Edoc will cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under the Merger Agreement and applicable laws to consummate the transactions contemplated by the Merger Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings;

•        Edoc will prepare with the reasonable assistance of Calidi, and file with the SEC this Registration Statement on Form S-4 in connection with the registration under the Securities Act of the issuance of Common Stock to be issued to the Calidi stockholders as the merger consideration and containing a proxy statement for the purpose of Edoc soliciting from the shareholders of Edoc to approve the Domestication Proposal, Business Combination Proposal, Charter Proposal, Organizational Documents Proposal, Nasdaq Proposal, Incentive Plan Proposal and ESPP Proposal and providing such shareholders an opportunity in accordance with Edoc’s Organizational Documents and Edoc’s IPO Prospectus to have their shares of Edoc Class A ordinary shares redeemed;

•        During the Interim Period, in addition to the PIPE Investment, Edoc may enter into agreements with potential investors for alternative equity financing (an “Alternative Equity Investment”) for an aggregate amount of proceeds of up to Seventy Five Million Dollars ($75,000,000) on terms mutually agreeable to Edoc and Calidi, acting reasonably, and, if Edoc elects to seek an Alternative Equity Investment, Edoc and Calidi shall, and shall cause their respective representatives to, cooperate with each other and their respective representatives in connection with such Alternative Equity Investment and use their respective commercially reasonable efforts to cause such Alternative Equity Investment to occur.

•        Edoc and Calidi agreed that Edoc shall have until 5:00 p.m. on February 8, 2022, to conduct additional legal due diligence and review of Calidi’s disclosure schedule to the Merger Agreement on Calidi and its subsidiaries to determine whether Edoc’s due diligence findings or any disclosure on Calidi’s disclosure schedule to the Merger Agreement is reasonably likely to have a material negative impact on the business of the Surviving Corporation and in such event Edoc in its reasonable discretion may elect not to proceed with the transaction contemplated by the Merger Agreement.

Conditions to Closing

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders or stockholder, as applicable, of Edoc and Calidi; (ii) expiration of any applicable waiting period under any antitrust laws; (iii) receipt of requisite consents from governmental authorities to consummate the Transactions, and receipt of specified requisite consents from other third parties to consummate the Transactions; (iv) the absence of any law or order that would prohibit the consummation of the Transactions; (v) upon the Closing, after giving effect to the completion of the Redemption and the PIPE Investment, Edoc shall have net tangible assets of at least $5,000,001; (vi) upon the Closing, Edoc shall have cash and cash equivalents, including funds remaining in Edoc’s trust account and the proceeds of any PIPE Investment, after giving effect any Redemptions but prior to the payment of Edoc’s unpaid expenses or liabilities, of at least equal to $10,000,000; (vii) the absence of any pending claim, demand, action, litigation complaint, or other proceeding by or before a governmental authority seeking to enjoin the consummation of the Merger and the other Transactions; (viii) the Domestication having been consummated; (ix) the members of the Company Board shall have been elected or appointed as of the Closing; (x) the effectiveness of the Registration Statement; (xi) the shares of Edoc common stock to be issued as Merger Consideration shall have been approved for listing on the Nasdaq, including satisfaction of Nasdaq’s 300 round lot stockholder requirement or alternatively if mutually agreed by Edoc and Calidi such shares shall have been approved for listing on the NYSE; and (xii) the amount of debt or other liabilities of Edoc shall not exceed $1,650,000 and if so exceeded, then the Sponsor shall have executed documents reasonably satisfactory to Calidi and its counsel that any such excess liabilities have been forgiven.

In addition, unless waived by Calidi, the obligations of Calidi to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Edoc of customary certificates and other Closing deliverables: (i) the representations and warranties of Edoc being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Edoc having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing, (iii) the absence of any Material Adverse Effect with respect to Edoc since the date of the Merger Agreement which is continuing and uncured, and (iv) Calidi having received a Lock-Up Agreement for each Significant Company Holder, duly executed by Edoc and the Purchaser Representative, and each lock-up shall be in full force and effect as of the Closing.

Unless waived by Edoc, the obligations of Edoc and Merger Sub to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Calidi of customary certificates and other Closing deliverables: (i) the representations and warranties of Calidi being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Calidi having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Calidi and its subsidiaries, taken as a whole, since the date of the Merger Agreement which is continuing and uncured; (iv) Edoc having received a copy of the Calidi’s charter certified by the Secretary of State of the State of Nevada no more than ten business days prior to the Closing date; (iv) Edoc having received a duly executed opinion from Calidi’s local counsel in Germany addressed to Edoc and dated as of the Closing date; (v) Edoc having received a Lock-Up Agreement for each Significant Company Holder, duly executed by such Significant Company Holder, and each lock-up shall be in full force and effect as of the Closing; and (vi) Edoc shall have received evidence reasonably acceptable to Edoc that Calidi shall have converted, terminated, extinguished and cancelled in full any outstanding convertible securities or commitments therefor, other than the Calidi options.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Edoc and Calidi; (ii) by either Edoc or Calidi if any of the conditions to Closing have not been satisfied or waived by August 2, 2022 (the “Outside Date”), provided that Edoc shall have the right to extend the Outside Date if it obtains an extension of the deadline by which it must complete its business combination (an “Extension”) for an additional period the shortest of (i) three months, (ii) the period ending on the last day for Edoc to consummate a business combination after such Extension and (iii) such period as determined by Edoc; (iii) by either Edoc or Calidi if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable; (iv) by either Edoc or Calidi of the other party’s uncured breach (subject to certain materiality qualifiers); (v) by Edoc if there has been an event after the signing of the Merger Agreement that has had a Material Adverse Effect on Calidi and its subsidiaries taken as a whole that is continuing and uncured; (vi) by either Edoc or Calidi if the Meeting is held and the Edoc Shareholder Approval is not received; (v) by either Edoc or Calidi if a special meeting of Calidi stockholders is held and the Calidi Stockholder Approval is not received; (vi) by either Edoc or Calidi if Edoc is required to liquidate for failure to complete a Business Combination before the time specified in its amended and restated Memorandum and Articles of Association; and (vii) by written notice by the Edoc to Calidi, at any time prior to the expiration of the Due Diligence Period. If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for actual fraud (as defined under Delaware corporate law) or for willful breach of the Merger Agreement prior to termination. The Merger Agreement does not provide for any termination fees.

Trust Account Waiver

Calidi and Seller Representative each agreed that they and their affiliates will not have any right, title, interest of any kind in or to any monies in Edoc’s Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) other than in connection with the Closing.

Purchaser Representative and Seller Representative

American Physicians LLC, the Sponsor, is serving as the Purchaser Representative under the Merger Agreement, and in such capacity will represent the interests of Edoc’s shareholders after the Closing (other than the Calidi securityholders) with respect to certain matters under the Merger Agreement, including with respect to the determination of any post-Closing adjustments to the Merger Consideration. Allan Camaisa is serving as the Seller Representative under the Merger Agreement, and in such capacity will represent the interests of the Calidi securityholders with respect to certain matters under the Merger Agreement, including with respect to the determination of any post-Closing adjustments to the Merger Consideration.

Governing Law and Arbitration

The Merger Agreement is governed by Delaware law and, subject to the required arbitration provisions, the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof). Any disputes under the Merger Agreement, other than claims for injunctive or temporary equitable relief or enforcement of an arbitration award, will be subject to arbitration by the American Arbitration Association, to be held in New York County, State of New York.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. Edoc’s shareholders and other interested parties are urged to read such Related Agreements in their entirety.

Voting Agreements

Simultaneously with the execution of the Merger Agreement, (i) certain senior executive officers of Calidi who own shares of Calidi and (ii) stockholders of Calidi who own more than 5% of the issued and outstanding shares of Calidi Stock immediately prior to the Effective Time (each, a “Significant Stockholder”) entered into a voting agreement (the “Voting Agreement”) with Edoc and Calidi. Under the Voting Agreement, the Significant Stockholders agreed to vote all of their shares of Calidi Stock in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions and the other matters submitted to Calidi Stockholders for their approval, and provide a proxy to Edoc to vote such Calidi Stock accordingly. The Voting Agreement prevents transfers of the Calidi Stock held by such stockholder between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

The Voting Agreements will terminate at the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

Lock-Up Agreements

Simultaneously with the execution of the Merger Agreement, each Significant Stockholder entered into a Lock-Up Agreement with Edoc and the Purchaser Representative (each, a “Lock-Up Agreement”).

Pursuant to the Lock-Up Agreement, with respect to the shares received as Merger Consideration, each Significant Stockholder shall agree not to, during the period commencing from the Closing and (A) with respect to 50% of the Merger Consideration shares, ending on the earliest of (a) the six-month anniversary of the Closing, (b) the date on which the Closing price of Edoc’s common stock equals or exceeds $12.50 per share for any 20 trading days within any 30 trading day period and (c) the date that Edoc consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Edoc shareholders having the right to exchange their equity holdings in Edoc for cash, securities or other property (a “Subsequent Transaction”) and (B) with respect to the remaining 50% of the Merger Consideration shares, ending on the earliest of (a) the six-month anniversary of the Closing and (b) a Subsequent Transaction: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (iii) publicly disclose the intention to do any of the foregoing.

PIPE Investment

The following is a summary of the material terms and conditions of the agreements that Edoc has entered into with the PIPE investor for an investment of $25 million in PIPE Common Shares, PIPE Preferred Shares, and PIPE Warrants conditioned upon, among other things, the consummation of the Business Combination. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of these agreements, or forms thereof, are filed as exhibits to the registration statement of which this proxy statement statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such exhibits. Shareholders and other interested parties are urged to read such related agreements in their entirety prior to voting on the proposals presented at the Edoc extraordinary general meeting.

Securities Purchase Agreement

On February 2, 2022, Edoc also entered into a Securities Purchase Agreement, as amended on March 15, 2022, (the “PIPE SPA”) with 3i, LP, a Delaware limited partnership (the “PIPE Investor”) for the purchase and sale of 20,000 shares of newly issued Series A Convertible Preferred Stock (the “PIPE Preferred Shares”) for $1,000 per share for an aggregate purchase price of $20 million and 500,000 shares of Common Stock, par value $0.0001 per share, (“PIPE Common Shares”) for an aggregate purchase price of $5 million upon the Domestication and concurrently with the closing of the Business Combination (the “PIPE Investment”). Under the terms of the PIPE Investment, the number of shares of Common Stock into which the PIPE Preferred Shares will convert is subject to adjustment based upon the volume weighted average trading prices of shares of Common Stock during certain time periods after the Closing and the occurrence of certain other events, including, without limitation, suspension of trading and other events of default by the Combined Company, as defined in the PIPE Preferred Shares Certificate of Designation. The closing of the PIPE Investment is conditioned upon, among other things, the listing on the Nasdaq Stock Market and the satisfaction (or waiver) of all conditions precedent to the closing of the Business Combination set forth in the Merger Agreement, as well as other customary closing conditions and deliverables. At the closing of the PIPE Investment, the PIPE Investor will also be issued a warrant to purchase up to an additional 2,500,000 shares of Common Stock at an initial exercise price equal $11.50 per share, for a term of three years from the closing date of the PIPE Investment. The PIPE SPA may be terminated by the PIPE Investor at any time prior to the closing of the PIPE Investment. The parties to the PIPE SPA have entered into discussions on possible amendments to the PIPE SPA which would impose conditions to the PIPE Investor’s termination right. As a result of these discussions, it is possible that the terms of the PIPE Investment may change and no assurances can be given that the PIPE Investor will not exercise its termination right prior to the closing of the PIPE Investment. On March 15, 2022, the parties to the PIPE SPA executed an amendment clarifying some of the terminology used in the PIPE SPA and specifying that the Company may introduce additional investors to the PIPE Investor who may want to participate as a co-investor with the PIPE Investor.

Under the terms of the PIPE SPA and the agreed upon form of Certificate of Designations (the “COD”) setting forth the rights, preferences, privileges and restrictions for the PIPE Preferred Shares, the PIPE Preferred Shares will be entitled to convert into shares of Common Stock at an initial fixed conversion price of $10.00 per share, subject to a beneficial ownership limitation of 4.99% which can be adjusted to a beneficial ownership limitation of 9.99% upon 61 days prior written notice. For purposes of calculating the beneficial ownership limitation, the PIPE Investor’s beneficial ownership of Common Stock will be calculated under the rules promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If there were no beneficial ownership limitation in the COD, at the initial fixed conversion price of $10.00 per share, the PIPE Preferred Shares would be entitled to convert into 2,000,000 shares of Common Stock immediately after the closing of the PIPE Investment, resulting in the PIPE Investor (which will also purchase 500,000 shares of Common Stock at the Closing) being expected to hold approximately 5.3% and 5.4% of Edoc’s anticipated issued and outstanding shares of Common Stock in the no redemptions and maximum redemption scenarios, respectively.

Under the terms of the COD, after a thirty (30) day period from the Closing, in the event that the volume weighted average price (“VWAP”) for the five days prior to conversion of the PIPE Preferred Shares is less than the fixed conversion price of $10.00 per share, or other triggering events, the PIPE Preferred Shares are entitled to convert at a price equal to 90% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the two (2) trading days with the lowest VWAP of the Common Stock during the ten (10) consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, divided by (II) two (2), but not less than 20% of the fixed conversion price, or if forty five days after the closing the Common Stock the average daily dollar volume for a ten day period is less than $4,000,000, then the PIPE Preferred Shares are entitled to convert at the lower of the fixed conversion price or 80% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the two (2) trading days with the lowest VWAP of the Common Stock during the ten (10) consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, divided by (II) two (2)but not less than 20% of the fixed conversion price. In addition, the PIPE Warrants provide for an adjustment to the exercise price of the warrant in the event of a “new issuance” of Common Stock, or common stock equivalents, at a price less than the applicable exercise price of the PIPE Warrant. The adjustment is a “full ratchet” adjustment in exercise price of the PIPE Warrant equal to the new issuance price.

If certain defined “triggering events” defined in the COD occur, such as a breach of the PIPE RRA, suspension of trading, or Edoc’s failure to convert the PIPE Preferred Shares into Common Stock when a conversion right is exercised, failure to issue Edoc’s Common Stock when the PIPE Warrant is exercised, or other events relating to defaults relating to Edoc’s credit agreements or judgments issued by the courts exceeding specified thresholds, then the PIPE Preferred Shares are entitled to convert at the lower of the fixed conversion price equal or 80% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the two (2) trading days with the lowest VWAP of the Common Stock during the ten (10) consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, divided by (II) two (2), but not less than 20% of the fixed conversion price. In the event that Edoc files for bankruptcy or other experiences other events of insolvency, the PIPE Preferred Shares must be redeemed for cash.

The COD also provides that Edoc may redeem the PIPE Preferred Shares for an amount equal to 150% of its stated value upon 20 days prior written notice during which time the holder of PIPE Preferred Shares would be entitled to convert the PIPE Preferred Shares into Common Stock in accordance with its conversion rights.

The PIPE Preferred Shares have a liquidation preference equal to an amount per PIPE Preferred Share equal to the sum of (i) the Black Scholes Value (as defined in the PIPE Warrants) with respect to the outstanding portion of all PIPE Warrants held by such Holder (as defined in the COD) (without regard to any limitations on the exercise thereof) as of the date of such event and (ii) the greater of (A) 125% of the Conversion Amount (as defined in the COD) of such PIPE Preferred Share on the date of such payment and (B) the amount per share such Holder would receive if such Holder converted such PIPE Preferred Shares into Common Stock immediately prior to the date of such payment, and will be entitled to convert into shares Common Stock at an initial fixed conversion price of $10.00 per share, subject to a beneficial ownership limitation of 4.99% which can be adjusted to a beneficial ownership limitation of 9.99% upon 61 days prior written notice.

In connection with the purchase and sale of 500,000 shares of Common Stock at $10.00 per share, Edoc agreed that on the 90th day after the Closing and on the twentieth (20th) trading day after the registration statement filed under the PIPE RRA is declared effective to issue the PIPE Investor additional shares of Common Stock in the event that the quotient of (x) the sum of the VWAP of the Common Stock on each trading day during the twenty (20) trading day period ending on, and including, such measuring dates, divided by (y) twenty (20) is less than $10.00 per share (the “Make-up Price Failure Measuring Price”). In that event, Edoc would be obligated to issue a number of additional shares of Common Stock derived by the greater of zero or (x) 120% of the quotient of (I) $5,000,000, divided by (II) the Make-up Price Failure Measuring Price and (y) the sum of the aggregate number of shares of Common Stock issued on the Closing Date and the Initial Make-up Share Amount consisting of the greater of (A) zero (0) and (B) the difference of (x) 120% of the quotient of (I) $5,000,000, divided by (II) the applicable Make-Up Price Failure Measuring Price for such dates and (y) the aggregate number of Common Shares (as defined in the Securities Purchase Agreement) issued at the Closing Date.

The PIPE SPA terminates if the Closing does not occur on or before August 2, 2022, the outside Closing Date under the Merger Agreement, or after five (5) days have transpired following the date that all conditions to the Closing have been satisfied or waived, or immediately upon notice at the election of the PIPE Investor.

Registration Rights Agreement

Concurrently with the execution of the PIPE SPA, the Company entered into a Registration Rights Agreement (the “PIPE RRA”) with the PIPE Investor, pursuant to which Edoc agreed to register the PIPE Common Shares and the shares of common stock issuable upon conversion of the PIPE Preferred Shares and the exercise of the common stock purchase warrant with the SEC for resale. Under the PIPE RRA, Edoc agreed to file a registration statement on Form S-1 with the SEC within 30 days of the Closing, and to have the registration statement declared effective within 60 calendar days from the date the registration statement is filed. The PIPE RRA also contains usual and customary liquidated damages provisions for failure to file and failure to have the registration statement declared effective by the SEC within the time periods specified.

Common Stock Investment

On March 16, 2022, we entered into the Common Stock Purchase Agreement with Tumim Stone Capital, LLC (“the Common Stock Investor”). Pursuant to the Common Stock Purchase Agreement, the Company has the right to sell to the Common Stock Investor up to $75,000,000 in shares of Common Stock (the “Total Commitment”), subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement. Upon closing of the Common Stock Purchase Agreement, and other conditions being met, the Combined Company is obligated under a separate registration rights agreement (the “Common Stock RRA”) to file a registration statement with the SEC to register under the Securities Act the resale by the Common Stock Investor of shares of Common Stock that the Company may issue to the Common Stock Investor under the Common Stock Purchase Agreement.

We do not have the right to commence any sales of our Common Stock to the Common Stock Investor under the Common Stock Purchase Agreement until the Commencement, which is the time when all of the conditions to our right to commence sales of our Common Stock to the Common Stock Investor set forth in the Common Stock Purchase Agreement have been satisfied, including consummation of the Business Combination and Domestication, approval by EDOC’s shareholders of the issuance of Common Stock under the Common Stock Purchase Agreement, that a registration statement is declared effective by the SEC and the PIPE Investment with the PIPE Investor has closed. From and after the Commencement, the Company will control the timing and amount of any sales of our Common Stock to the Common Stock Investor. Actual sales of shares of our Common Stock to the Common Stock Investor under the Common Stock Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among others, market conditions, the trading price of the Common Stock and determinations by us as to the appropriate sources of funding for our company and our operations.

The purchase price of the shares of Common Stock that to the Combined Company may elect sell to the Common Stock Investor (a “VWAP Purchase”) from time to time under the terms of the Common Stock Purchase Agreement will be determined by reference to the lowest daily VWAP of the Common Stock during the three (3) consecutive trading days beginning on the applicable VWAP Purchase Exercise Date for such VWAP Purchase, multiplied by 0.960 (representing a discount to the market price of such shares as of the date such VWAP Purchase by the Common Stock Investor) . There is no upper limit on the price per share that the Common Stock Investor could be obligated to pay for the Common Stock under the Common Stock Purchase Agreement. For each VWAP Purchase, the Combined Company will be limited to a number of shares of Common Stock equal to the lesser of (i) the product obtained by multiplying (A) the average daily trading volume in the Common Stock on the Nasdaq Stock Market (or any nationally recognized successor thereto, collectively, “Nasdaq”) during the five (5) trading days immediately preceding the applicable VWAP Purchase Exercise Date for such VWAP Purchase and (B) 0.30, and (ii) the quotient obtained by dividing (A) $10,000,000 by (B) the VWAP of the Common Stock on Nasdaq on the trading day immediately preceding the applicable VWAP Purchase Exercise Date for such VWAP Purchase.

The Common Stock Purchase Agreement also prohibits us from directing the Common Stock Investor to purchase any shares of our Common Stock if those shares, when aggregated with all other shares of our Common Stock then beneficially owned by the Common Stock Investor (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder), would result in the Common Stock Investor beneficially owning more than 4.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Cap”); provided, that, the Common Stock Investor may, in its sole discretion, elect to increase the Beneficial Ownership Cap to permit it to beneficially own up to 9.99% of the outstanding shares of Common Stock.

Because the purchase price per share to be paid by the Common Stock Investor for the shares of Common Stock that we may elect to sell to the Common Stock Investor under the Purchase Agreement, if any, will fluctuate based on the market prices of our Common Stock during the applicable VWAP Purchase Valuation Period for each and VWAP Purchase made pursuant to the Purchase Agreement, if any, as of the date of this report it is not possible for us to predict the number of shares of Common Stock that we will sell to the Common Stock Investor under the Purchase Agreement, the actual purchase price per share to be paid by the Common Stock Investor for those shares, or the actual gross proceeds to be raised by us from those sales, if any. Furthermore, we are obligated to issue 150,000 Commitment Shares to the Common Stock Investor as consideration for entering into the Common Stock Agreement. The issuance of securities pursuant to the Common Stock Purchase Agreement is contingent upon, among other things the closing of the Business Combination and the PIPE Investment.

The Common Stock Purchase Agreement and the Common Stock RRA contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The Company has the right to terminate the Common Stock Purchase Agreement at any time after Commencement, at no cost or penalty, subject to certain conditions and the survival of certain provisions of the Common Stock Purchase Agreement and the Common Stock RRA. The Common Stock Purchase Agreement will automatically terminate upon the earlier to occur of the first day of the month following the 36-month anniversary of the closing date, the date on which the Common Stock Investor shall have purchased the Total Commitment, the date on which the Common Stock shall have failed to be listed or quoted on any eligible market, in the event of certain bankruptcy proceedings by or against the Company, and the termination of the merger agreement related to the Business Combination. In addition, the Common Stock Investor may terminate the Common Stock Purchase Agreement under certain circumstances, including (i) at any time prior to the closing date under the Common Stock Purchase Agreement, (ii) upon the occurrence of an event constituting a material adverse effect (as defined in the Common Stock Purchase Agreement), (iii) upon the occurrence of a change of control transaction (other than the Business Combination), (iv) upon the failure by the Company to file the Registration Statement by the applicable deadline set forth in the Common Stock RRA, (v) the lapse of the effectiveness, or unavailability of, the Registration Statement for a period of 30 consecutive trading days or for more than an aggregate of 120 trading days in any 365-day period, (vi) the suspension of trading of the Common Stock for a period of three consecutive trading days, or (vii) the material breach of the Common Stock Purchase Agreement by the Company, which breach is not cured within the applicable cure period.

Backstop Agreements

On February 2, 2022, Edoc entered into certain backstop arrangements with Sea Otter Securities (“Sea Otter”), Stichting Juridisch Eigendom Mint Tower Arbitrage Fund (“Mint Tower”), Feis Equities LLC (“Feis”), Yakira Capital Management, Inc. (“Yakira Capital”), Yakira Enhanced Offshore Fund (“Yakira Fund”) and Yakira Partners LP (“Yakira LP”), MAP 136 Segregated Portfolio (“MAP 136”, and together with Yakira Capital, Yakira Fund and Yakira LP, “Yakira”), and Meteora Capital Partners, LP (“Meteora” and together with Sea Otter, Mint Tower, and Feis, Yakira, the “Backstop Investors”), which provide that such investors will not redeem up to 2,200,000 shares that they hold, in the aggregate, in connection with (i) Edoc’s shareholder meeting to approve an extension of the date by which Edoc has to consummate a business combination from February 12, 2022 to August 12, 2022 (the “Extension”), and (ii) the proposed business combination transaction (the “Business Combination”) involving Edoc and Calidi. Such Backstop Investors have agreed to each either hold such shares for a period of time following the consummation of the Business Combination, at which time they will each have the right to sell them to the combined entity, after giving effect to the Business Combination (the “New Pubco”), at $10.42 per share, or will sell such shares on the open market during such time period at a market price of at least $10.27 per share.

Forward Share Purchase Agreements

On February 2, 2022, Edoc entered into a Forward Share Purchase Agreement (the “Meteora Purchase Agreement”) with Meteora. Pursuant to the terms of the Meteora Purchase Agreement, Meteor agreed to (i) not request redemption of up to 550,000 Class A ordinary shares of Edoc (the “Meteora Shares”) in conjunction with Edoc’s shareholders’ approval of either the Extension or the Business Combination, or (ii) tender the Meteora Shares to Edoc in response to any redemption or tender offer that Edoc may commence for its Class A ordinary shares (the “Restrictions”), subject to adjustment as set forth in the Meteora Purchase Agreement.

In exchange for agreeing to the Restrictions, the New Pubco has agreed that, upon the timely request of Meteora, it will acquire the Meteora Shares at a price of $10.42 per share on the three-month anniversary of the closing of the Business Combination (the “Business Combination Closing Date”). Meteora shall notify New PubCo and the Escrow Agent (as defined in the Meteora Purchase Agreement) in writing (a “Sales Notice”) no later than three (3) business days prior to the three-month anniversary of the Business Combination Closing Date whether or not they are exercising their right to sell the Meteora Shares to New Pubco pursuant to the Meteora Purchase Agreement (each, a “Meteora Shares Sale Notice”). If the closing sale price of the Meteora Shares on the third (3rd) business day prior to the three (3) month anniversary of the Business Combination is less than $10.42 per Share, Meteora’s right to sell will be deemed automatically exercised as to all then-held Meteora Shares, without the need to deliver a Sales Notice.

Meteora agreed to maintain a net long position of the Edoc and/or the Company’s securities during the term of this Agreement.

Simultaneously with the closing of the Business Combination, Edoc will deposit into an escrow account with the Escrow Agent, subject to the terms of an escrow agreement to be entered into prior to the Business Combination, up to $10.42 multiplied by the number of Meteora Shares held by Meteora as of the closing of the Business Combination. New Pubco’s purchase of the Meteora Shares will be made with funds from the escrow account attributed to the Meteora Shares. In the event that Meteora sells any Meteora Shares as provided for above, it shall provide an Open Market Sale Notice (as defined in the Meteora Purchase Agreement) to New Pubco and Escrow Agent within three business days of such sale, if, as a result of such sales, Meteora hold less than an aggregate of 550,000 Class A ordinary shares, and the Escrow Agent shall release from the escrow account to New Pubco an amount equal to the pro rata portion of the escrow attributed to the Meteora Shares which Meteora have sold; provided that if Meteora sells any Meteora Shares before the one (1) month anniversary of the Business Combination Closing Date, the Escrow Agent shall release from the Escrow Account: (a) to Meteora, an amount equal to the number of Meteora Shares sold multiplied by $0.05, and (b) to New Pubco, an amount equal to the number of Meteora Shares sold multiplied by $10.37. Other than as described above in the event that Meteora chooses not to sell to New Pubco any Meteora Shares that they own as of the three-month anniversary of the Business Combination Closing Date, the Escrow Agent shall release all remaining funds from the escrow account to Edoc for Edoc’s use without restriction.

Edoc agreed to indemnify Meteora and their respective officers, directors, employees, agents and shareholders (collectively referred to as the “Meteora Indemnitees”) against, and hold them harmless of and from, any and all loss, liability, cost, damage and expense, including without limitation, reasonable and documented out-of-pocket outside counsel fees, which the Meteora Indemnitees may suffer or incur by reason of any action, claim or proceeding, in each case, brought by a third party creditor of Edoc, Edoc or any of their respective subsidiaries asserting that Meteora are not entitled to receive escrowed funds or such portion thereof as they are entitled to receive pursuant to the Meteora Purchase Agreement, in each case unless such action, claim or proceeding is the result of the fraud, bad faith, willful misconduct or gross negligence of any Meteora Indemnitee.

The Meteora Purchase Agreement may be terminated: (i) by mutual written consent of Edoc and Meteora; (ii) at the election of Meteora if Edoc’s shareholders fail to approve the Business Combination before August 12, 2022, subject to extension by mutual agreement; (iii) prior to the closing of the Business Combination by mutual agreement of Meteora if there occurs a Company Material Adverse Effect (as defined in the Merger Agreement); (iv) by Meteora if prior to the day that is five (5) business days prior to the date of the Business Combination Meeting, Edoc, Meteora and the Escrow Agent have not executed the Escrow Agreement (as defined in the Meteora Purchase Agreement); and (v) by Meteora, if prior to February 7, 2022, Edoc does not reach substantially similar non-redemption or forward purchase agreements with Additional Investors (as defined in the Meteora Purchase Agreement) committing an aggregate of 2,200,000 Class A ordinary shares of Edoc to the same restrictions included in the Meteora Purchase Agreement.

Edoc has also entered into share purchase agreements with identical terms to the Meteora Purchase Agreement (collectively, the “Forward Purchase Agreements”) with Sea Otter (covering 550,000 shares), with Mint Tower (covering 550,000 shares), Feis (covering 275,000 shares) and Yakira (covering 275,000 shares). Notwithstanding the foregoing, at any time from July 12, 2022 until four (4) trading days prior to the Business Combination Meeting, Edoc, in its sole discretion, may reduce the number of shares to be purchased by the Backstop Investors pursuant to the Backstop Agreements. In such event, any reduction will be made and applied to the Backstop Investors on a pro rata basis.

Founder Share Transfer Agreement

In connection with the above-mentioned arrangements, the Sponsor entered into certain share transfer agreements (the “Founder Share Transfer Agreements”) with the Backstop Investors.

Pursuant to the Founder Share Transfer Agreement with Meteora on February 2, 2022 (the “Meteora Share Transfer Agreement”), Meteora agreed not to sell, transfer or seek redemption of an aggregate of 550,000 public shares of Edoc and to vote such shares in favor of the Extension and the Business Combination.

In consideration of Meteora’s agreement to abide by such restrictions on its public shares, the Sponsor transferred to Meteora an aggregate of up to 141,212 shares of Edoc Class B ordinary shares (the “Backstop Transferred Founder Shares”). Of such amount, 84,727 founder shares shall be transferred within five business days following the February Extension Meeting (as defined in the Meteora Founder Share Transfer Agreement). Additionally, if the Business Combination has not consummated by May 12, 2022, then for each monthly period from May 12, 2022 until July 12, 2022 that the Business Combination has not closed (each such monthly period, a “Month”), then Edoc shall cause to be paid to Meteora, at Edoc’s discretion, either (i) a cash amount of $0.05 per Meteora Share not redeemed by Meteora, for an aggregate of up to $0.15 per Public Share, or (ii) or 0.034 Additional Backstop Transferred Founder Shares per Meteora Share not redeemed by Meteora in connection with the February Extension Meeting, to be transferred by the Sponsor (or its designees), for an aggregate of up to 0.1027 Backstop Transferred Founder Shares per share. Such payment(s) will be made within five (5) business days following each of May 12, 2022, June 12, 2022, and July 12, 2022, to the extent that the Business Combination has not closed by such dates.

Edoc has also entered into founder shares transfer agreements with identical terms to the Meteora Share Transfer Agreement with Sea Otter (pursuant to which up to 141,212 founder shares will be transferred to Sea Otter), with Mint Tower (pursuant to which up to 141,212 founder shares will be transferred to Mint Tower), Feis (pursuant to which up to 70,605 founder shares will be transferred to Feis) and Yakira (pursuant to which up to 70,605 founder shares will be transferred to Yakira).

Any founder shares transferred pursuant to the Founder Share Transfer Agreements will be subject to the same rights and obligations as the remaining founder shares held by the Sponsor, including certain registration rights and the obligations to (a) vote any founder shares held by them in favor of the Business Combination, and (b) subject any founder shares held by them to the same lock-up restrictions as the founder shares held by the Sponsor.

Interests of Edoc’s Directors and Officers and Others in the Business Combination

In considering the recommendation of Edoc’s Board to vote in favor of the Business Combination, Edoc Shareholders should be aware that, aside from their interests as shareholders, Edoc’s initial shareholders, directors and officers have interests in the Business Combination that are different from, or in addition to, those of Edoc’s other shareholders generally. Edoc’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to Edoc’s shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that the Sponsor paid approximately $0.01 per share, or an aggregate of $25,000, for the 2,250,000 Founder Shares initially held by the Sponsor (a portion of which have or may be transferred to the Backstop Investors pursuant to the terms of the Backstop Agreements), which are shares of Class B Ordinary Shares that will automatically convert into Class A Ordinary Shares upon consummation of an initial business combination and which will have a significantly higher value at the time of the Business Combination, if it is consummated. Based on the closing trading price of Class A ordinary shares on May 20, 2022, the aggregate value of the Founder Shares as of the same date is approximately $23 million. If Edoc does not consummate the Business Combination or another initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), and Edoc is therefore required to be liquidated, these shares would be worthless, as the Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the purchase price of approximately $0.01 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the share price of the Combined Company after the Closing falls below the price initially paid for the Units in the IPO and the Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

•        the fact that the Sponsor paid $10.00 per Private Unit, or an aggregate of $4,140,000, for the 414,000 Private Units acquired by the Sponsor in a private placement simultaneous with the IPO. If Edoc consummates the Business Combination, the shares that are components of the Private Units, the shares issuable pursuant to the Private Rights included in the Representative Units and the shares issuable upon exercise of the Private Warrants included in the Private Units will be converted into shares of Common Stock of the Combined Company of the Class A Ordinary Shares at the time of the Business Combination. However, if Edoc does not consummate Business Combination or another business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), and Edoc is therefore required to be liquidated, these securities may be worthless;

•        the fact that I-Bankers or its designees own 75,000 Class A ordinary shares (the “Representative Shares”), issued to them for nominal consideration in connection with the IPO, 450,000 Private Warrants (the “Representative Warrants”), and 65,000 Private Units (the “Representative Units”), purchased by I-Bankers for $10.00 per Private Unit. If Edoc consummates the Business Combination, the Representative Shares, the shares issuable pursuant to the Representative Warrants, the shares that are components of the Representative Units, the shares issuable pursuant to the Private Rights included in the Representative Units and the shares issuable pursuant to the Private Warrants included in the Representative Units will have a significantly higher value at the time of the Business Combination. However, if Edoc does not consummate Business Combination or another business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), and Edoc is therefore required to be liquidated, these securities may be worthless;

•        the fact that if the Trust Account is liquidated, including in the event Edoc is unable to complete an initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), the Sponsor has agreed to indemnify Edoc to the extent necessary to preserve the Funds in the Trust Account, provided that such obligation shall only apply to the extent necessary any such claims for services rendered or contracted for or products sold to Edoc, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.17 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay Edoc’s tax obligations, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Edoc’s indemnity of the underwriters of Edoc’s IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that Edoc’s initial shareholders, I-Bankers and the Sponsor have waived their rights to receive distributions from the Trust Account with respect to their Private Shares and Private Units upon Edoc’s liquidation if Edoc is unable to consummate its initial business combination;

•        the fact that Edoc’s initial shareholders have agreed, pursuant to the Insider Letter Agreement with Edoc, not to exercise their redemption rights with respect to the Founder Shares and shares included in Private Units held by them;

•        the fact that, Edoc may not be able to reimburse its officers, directors or their affiliates for expenses incurred by them related to investigating, negotiating and completing an initial business combination unless the Business Combination or another initial business combination is consummated. As of March 16, 2022, there are no unpaid expenses reimbursable to Edoc’s directors, officers or affiliates at the Closing. However, in the future, officers, directors or their affiliates may incur additional expenses for which they expect to be reimbursed at the closing of a business combination. There is no limit on the amount of out-of-pocket expenses reimbursable by Edoc. However, if Edoc fails to consummate a business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), Edoc’s officers, directors and their affiliates will not have any claim against the Trust Account for reimbursement. Accordingly, Edoc may not be able to reimburse these expenses, if any, if the Business Combination or another business combination is not completed by such date;

•        the fact that, pursuant to the Business Combination Marketing Agreement entered into by Edoc and I-Bankers in connection with the IPO, upon consummation of the Business Combination, a transaction fee equal to 2.75% of the gross proceeds received by Edoc in the IPO, or $2,475,000, (the “I-Bankers Transaction Fee”), will be payable to I-Bankers and I-Bankers will also be reimbursed for all reasonable and documented costs and expenses associated with services performed by I-Bankers. Pursuant to the Business Combination Marketing Agreement, I-Bankers agreed to perform certain services in connection with Edoc’s initial business combination, including communicating with existing shareholders and introducing Edoc to potential investors to purchase Edoc’s securities in connection with a potential business combination, including the Backstop Investors. If Edoc does not consummate a business combination, the I-Bankers Transaction Fee and any reimbursement to the I-Bankers for costs and expenses associated with services performed by I-Bankers shall not be due or payable. Accordingly, I-Bankers has an interest in Edoc completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, I-Bankers will not receive the I-Bankers Transaction Fee or have their expenses reimbursed;

•        the fact that, in connection with the Sponsor depositing $900,000 (the “Extension Payment”) into Edoc’s Trust Account in order to extend the period of time Edoc had to consummate an initial business combination by three months from November 12, 2021 to February 12 2022, Edoc issued to the Sponsor an unsecured promissory note having a principal amount equal to the amount of the Extension Payment (the “2021 Sponsor Note”). The 2021 Sponsor Note bears simple interest at 4% per annum and will be due and payable (subject to the waiver against trust provisions) on the earlier of (i) the date on which Edoc’s initial business combination is consummated and (ii) the date of the liquidation of Edoc. In the event an initial business combination is consummated, the 2021 Sponsor Note may be repaid, at the Sponsor’s discretion, (i) in cash or (ii) in units exercisable for shares of Edoc’s Ordinary Shares, based on a conversion price of $10.00 per unit. The terms of any such units will be identical to the terms of Private Units and the holder of such units will be entitled to certain demand and piggyback registration rights identical to the Registration Rights Agreement. By contrast, if Edoc is unable to consummate an initial business combination and is forced to liquidate, the 2021 Sponsor Note and the 2022 Sponsor Note (as defined below) would be due upon the winding up of Edoc and the affiliates of Edoc that contributed funds to the Sponsor in connection therewith would be repaid for their contributions. Upon consummation of the Business Combination, if the 2021 Sponsor Note is converted into units, then Edoc shall promptly deliver one or more new duly executed note(s) to the Sponsor in the principal amount that remains outstanding, if any, after any such conversion;

•        the fact that, Edoc issued to the Sponsor an unsecured promissory note in the principal amount of up to $750,000 (the “2022 Sponsor Note”). The 2022 Sponsor Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which Edoc’s initial business combination is consummated and (ii) the date of the liquidation of Edoc. At the election of the Sponsor, up to $600,000 of the unpaid principal amount of the 2022 Sponsor Note may be converted into units of Edoc, each unit consisting of one Class A share of the Company, one right exchangeable into one-tenth of one Cass A ordinary share and one warrant exercisable for one-half of one Class A ordinary share of the Company upon the consummation of an initial business combination (the “Conversion Units”), equal to (x) the portion of the principal amount of the 2022 Sponsor Note being converted, divided by (y) $10.00 rounded up to the nearest whole number of units. The terms of any such units will be identical to the terms of Private Units and the holder of such units will be entitled to certain demand and piggyback registration rights identical to the Registration Rights Agreement. By contrast, if Edoc is unable to consummate an initial business combination and is forced to liquidate, the 2021 Sponsor Note and the 2022 Sponsor Note (as defined below) would be due upon the winding up of Edoc and the affiliates of Edoc that contributed funds to the Sponsor in connection therewith would be repaid for their contributions. Upon consummation of the Business Combination, if the 2022 Sponsor Note is converted into units, then Edoc shall promptly deliver one or more new duly executed note(s) to the Sponsor in the principal amount that remains outstanding, if any, after any such conversion; and

•        the fact that, if Edoc is unable to consummate the Business Combination or another initial business combination by August 12, 2022 (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter), the initial shareholders or their affiliates who contributed funds to Edoc in advance of such extensions, in consideration for promissory notes, would be repaid such amounts due under the promissory note.

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding Edoc or its securities, Edoc’s initial shareholders, directors, officers, Calidi and/or their respective affiliates may purchase Public Shares from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such securities purchases and other transactions would be to increase the likelihood that the Proposals presented to shareholders for approval at the Meeting are approved or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of Edoc’s Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on outstanding Ordinary Shares. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Proposals to be presented at the Meeting and would likely increase the chances that such Proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Edoc will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals to be voted on at the Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of Edoc’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of the Edoc and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the Proposals.

Exchange Listing

Edoc’s Class A Ordinary Shares, rights and warrants are traded on Nasdaq under the symbols “ADOC”, “ADOCR”, “ADOCW”, respectively. Edoc intends to apply to continue the listing of its common stock and warrants on NASDAQ under the symbols “[      ]” and “[      ],” respectively, upon the Closing.

Background of the Business Combination

Edoc, a Cayman Islands exempted company structured as a blank check company, was incorporated on August 20, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Prior to entering into the Merger Agreement, Edoc conducted a thorough search for a potential business combination transaction drawing upon, among other things, the extensive network and investment and operating experience in the healthcare sector of Edoc’s management team, the members of the Edoc Board and input from the Sponsor’s members, affiliates and contacts (“Affiliated Physicians”), who together comprise a significant network of physicians in the North America and Asia-Pacific region.

The terms of the proposed business combination with Calidi were the result of thorough negotiations between the representatives of Edoc and Calidi, as further described below.

Prior to the consummation of the IPO, neither Edoc, nor anyone on its behalf, had any substantive discussions, formal or otherwise, with respect to a proposed transaction with Calidi. The following is a brief description of the background of the negotiations between the parties, the Business Combination and related transactions.

From the date of Edoc’s IPO through the date of its entering into an exclusivity agreement with Calidi, Edoc’s management and the Edoc Board evaluated and considered a number of potential target companies as candidates for a possible business combination transaction. Representatives of Edoc contacted and were contacted by a number of individuals and entities with respect to potential business combination opportunities across the digital health, medtech, and biotech sectors, mostly based in either the United States or Asia. Edoc and its advisors compiled a list of high priority potential targets and updated and supplemented such list from time to time based on initial screening of company introductory documents, conversations with target financial advisors, meetings with company management teams, and consultation with Affiliated Physicians with expertise in the relevant healthcare sub-sectors. This list of potential opportunities was periodically shared with, and reviewed in detail by, the Edoc Board.

Since the date of the IPO through the date of its entering into an exclusivity agreement with Calidi, at the direction of the Edoc Board, Edoc’s management team:

•        Identified and evaluated approximately sixty potential business combination target companies in the healthcare sector; and

•        Participated in meetings or telephonic discussions with representatives of over forty potential business combination targets.

Edoc signed twenty-two non-disclosure agreements and provided initial non-binding indications of interest (IOIs) or letters of intent (LOIs) to representatives of eight potential business combination targets in the healthcare sector (excluding Calidi).

Edoc reviewed the potential business combination opportunities based on criteria that were the same or similar to the criteria that the Edoc Board used in evaluating the potential Business Combination with Calidi (as discussed below), which included, among other criteria, the targets’ growth potential, competitive position, the experience and track records of the potential target companies’ management teams, the clinical significance (as applicable) or the quality of technology (as applicable) and the potential for profitability. Edoc focused on sectors and companies that its management believed would benefit from being a publicly traded company on a stock exchange in the United States.

Description of negotiation process with candidates other than Calidi

Following the completion of the IPO through the date of its entering into an exclusivity agreement with Calidi, Edoc engaged in extensive discussions with representatives of a number of target companies based in the United States, Asia and Europe with respect to potential business combination opportunities. Edoc’s management initially focused the search on targets operating in the digital health, healthcare services and medtech sectors.

In particular, between mid-December 2020 and early December 2021, Edoc engaged in extensive due diligence review and held multiple calls and management presentations with five separate potential targets for a business combination, two of which were telehealth companies, one of which was a biotech company, one of which was a medical device company, and one of which was a hearing technology company. However, all of such discussions were terminated on account of

(a) the target’s determination to pursue further growth as a standalone private company before engaging any strategic alternatives, (b) target’s concerns for market volatility, including in the PIPE market as well as the broader equity market, (c) disagreement on valuation and/or (d) disagreement on a timeline of execution and consummation of a business combination.

Description of negotiation process with Calidi, the PIPE Investor, the Backstop Investors and the Common Stock Investor

With an effective date of September 1, 2021, Calidi entered into the Apollorion Agreement. On October 2, 2021, Calidi, through its corporate strategy advisor Apollorion Global Limited (“Apollorion”), contacted Kevin Chen, Edoc’s Chief Executive Officer, by e-mail to discuss possible collaboration between Edoc and Calidi. Apollorion provided Mr. Chen with some preliminary information about Calidi, including its focus on utilization of its cell delivery platform for the treatment of solid tumors. Given the Affiliated Physicians’ interest and experience in oncology, Edoc determined to pursue learning further information about Calidi and requested that Apollorion provide Edoc with preliminary non-confidential materials about Calidi.

On October 5, 2021, Mr. Chen and Christine Zhao, Edoc’s Chief Financial Officer, had an introductory call with representatives of Apollorion regarding Calidi and the possibility of engaging in discussions concerning a potential business combination transaction with Edoc. Following the call, Edoc sent Apollorion a detailed list of initial questions about Calidi addressing, among other topics, the company’s clinical trial progress, business history, capitalization, financing needs and readiness to become a public company.

Calidi’s management team, through Apollorion, responded to these initial questions in writing on October 8, 2021.

After reviewing the answers, on October 11, 2021, Mr. Chen and Ms. Zhao of Edoc had an introductory video call with Calidi’s Chief Executive Officer, Allan Camaisa, Chief Business Officer, Stephen Thesing and Chief Medical Officer, Boris Minev, as well as Matt Konneh and Ken Kengatharan from Apollorion during which Mr. Camaisa, Mr. Thesing and Dr. Minev provided a brief management presentation. Edoc and Calidi entered into a non-disclosure agreement on Oct. 19, 2021, and Calidi made preliminary due diligence materials available to representatives of Edoc through a virtual data room established by Calidi for this purpose (the “virtual data room” or “data room”). Calidi also provided Edoc with names and contact information of several key opinion leaders in oncological research related to Calidi’s business, as further described below.

Between late October and early December 2021, Edoc explored a possible alternative transaction with a business combination target other than Calidi and discussions with Calidi were therefore temporarily suspended during this period. Edoc and Calidi resumed discussions during early December 2021, with Edoc resuming its due diligence on Calidi on December 13, 2021. On December 15, 2021, Apollorion facilitated a video call between Edoc (Mr. Chen, Ms. Zhao) and Calidi (Mr. Camaisa, Mr. Thesing, Dr. Minev, who were joined by George Ng, Calidi’s Chief Strategy Officer and a member of Calidi’s board of directors, Wendy Pizarro, Calidi’s Chief Legal Counsel, Jared Hill, Calidi’s Corporate Counsel, Tony Kalajian, Calidi’s Chief Accounting Officer and interim Chief Financial Officer, and Joseph Annibale, Calidi’s Business and Corporate Development Specialist) to discuss continuing due diligence, status of planned clinical trial(s) and plans to move forward with negotiation of a potential business combination between the parties (the “Business Combination”), including financing for such a transaction. Drs. Konneh and Kengatharan from Apollorion also attended the meeting.

On December 20, 2021, Edoc submitted a draft letter of intent (the “Merger LOI”) to Calidi presenting proposed terms of a potential Business Combination between Edoc and Calidi. Subsequently, on December 21, 2021, Mr. Chen and Ms. Zhao of Edoc, Mr. Konneh and Mr. Kengatharan of Apollorion and Mr. Camaisa and Mr. Thesing of Calidi had a call to discuss the terms set forth in the proposed Merger LOI. Edoc and Calidi also discussed potential financing for the proposed business combination, including a possible private investment in public equity (“PIPE”) transaction and other options. During the subsequent four-five week period, Edoc and Calidi continued to negotiate the terms of the Merger LOI, focusing on the valuation of the transaction, the duration of the post-closing lock-up period for applicable Calidi stockholders, closing conditions and the number of shares that might be available for issuance to motivate and retain employees. In parallel, each of Edoc and Calidi engaged in discussions and negotiations with prospective sources of financing in connection with the Business Combination. Calidi and its legal counsel primarily led discussions and negotiations with regard to the PIPE Investment and the Common Stock Investment (each as further described below). Edoc and its legal counsel primarily led discussions and negotiations with regard to the Backstop Investment, as further described below.

On December 23, 2021, a call took place between Mr. Chen and Ms. Zhao of Edoc, Mr. Camaisa, Mr. Kalajian and Mr. Ng of Calidi and representatives of 3i, LP, a Delaware limited partnership (the “PIPE Investor”), which such investor was introduced to Calidi by Calidi’s financial advisor at the time. The parties discussed the possibility the PIPE Investor participating in a financing transaction related to the Business Combination and, subsequent to the conversation, the PIPE Investor provided Edoc and Calidi with a draft term sheet (the “PIPE LOI”) related to a possible convertible preferred financing transaction (the “PIPE Investment”) and, separately, the possibility that the Common Stock Investor would enter into agreements with Edoc to provide the Combined Company with an equity line of credit (the “the “Common Stock Investment”).

On December 24, 2021, members of Edoc’s board of directors (Mr. Chen, Ms. Zhao, Dr. Gang Li and Bob Ai) and members of and the Sponsor’s Affiliate Network (Drs. Michael Li and Gary Li) participated in a scientific and medical due diligence meeting with Mr. Camaisa, Mr. Kalajian and Mr. Ng from Calidi and Professor Maciej Lesniak, Professor and Chair, Department of Neurological Surgery at Northwestern University Feinberg School of Medicine, a key opinion leader in oncological research, and Dr. Boris Minev, Calidi’s Interim Chief Medical Officer, both of whom are deeply involved in the development of Calidi’s products and assets licensed by Calidi through Northwestern University. Mr. Camaisa and Calidi’s Chief Business Officer, Stephen Thesing, also attended the meeting and provided an update on Calidi’s clinical trial and business development (i.e., partnership and licensing).

On December 28, 2021, Edoc submitted a detailed list of financial due diligence questions to Calidi and held a financial due diligence call with Mr. Kalajian, Ms. Hazel Sanchez and Mr. Ng of Calidi. Mr. Camaisa also participated in the call.

On December 29, 2021, Mr. Chen and Ms. Zhao of Edoc participated in three additional due diligence calls with Calidi, as follows. First, Mr. Chen and Mr. Zhao held a call with Mayer Hoffman McCann P.C. (“MHM”), Calidi’s auditor, regarding the company’s audit history, status of 2019-2020 PCAOB audit and the review related to the nine months ended September 30, 2021 review. Separately, Mr. Chen and Ms. Zhao conducted a call with biotech research analyst Dr. Raghuram (Ram) Selvaraju, of HCW, who covers the oncolytic virus space, among certain other therapeutic areas, and was introduced by Mr. Ng at Calidi. Dr. Selvaraju discussed his perspective on Calidi’s clinical asset platform as compared to certain comparable companies in the oncolytic virus space with the Edoc management team.

The third due diligence call, held on December 29, 2021, was an additional scientific and medical diligence call with Professor Karen Aboody, MD, of City of Hope National Medical Center, and Professor Lesniak, during which Professors Aboody and Lesniak provided Edoc with further scientific background of Calidi’s oncolytic virus platform and clinical trial design.

On December 29, 2021, Edoc management contacted Aranca US Inc. (“Aranca”) to discuss the possibility of Edoc engaging Aranca to provide a fairness opinion with regard to the proposed transaction with Calidi. Edoc was previously introduced to representatives of Aranca by I-Banker Securities (“IBS”), Edoc’s IPO underwriter, and Aranca provided Edoc with commercial due diligence and other valuation services in connection with other potential business combinations that Edoc considered and evaluated prior to the business combination with Calidi.

On December 30, 2021, Calidi provided Edoc with comments on the Merger LOI and Mr. Camaisa, Mr. Ng, Mr. Thesing, and Ms. Pizarro of Calidi held a call with Mr. Chen and Ms. Zhao to discuss the changes included in their mark-up. On the same date, Edoc’s board of directors convened a meeting to discuss the changes to the Merger LOI proposed by Calidi.

On December 30, 2021, Edoc contacted a national advisory, accounting and tax advisory firm, to discuss Edoc’s potential engagement of such firm to carry out financial and tax due diligence in connection with the Business Combination.

On December 30, 2021, George Ng, a member of Calidi’s Board of Directors, called a representative of H.C. Wainwright (“HCW”), to discuss the possibility of engaging HCW as financial advisor to Calidi. Mr. Ng was familiar with HCW based on HCW’s prior investment banking assignment for an unrelated third party.

On December 30, 2021, Calidi representatives had an introductory call with representatives of H.C. Wainwright.

On January 1, 2022, Edoc provided Calidi with a revised version of the Merger LOI following which, on January 3 and January 4, 2022, Mr. Chen and Ms. Zhao of Edoc held calls with Mr. Camaisa, Mr. Ng, Mr. Thesing, and Ms. Pizarro of Calidi to discuss the proposed revised terms reflected in the revised draft Merger LOI.

On January 3, 2022, Mr. Ng arranged a call with a representative of HCW in order to discuss the possibility of engaging HCW as a financial advisor to Calidi. On January 4, 2022, Calidi introduced Mr. Chen and Ms. Zhao of Edoc to representatives of HCW, a full service corporate and institutional investment bank with a focus on the life sciences, among certain other market segments, who had been previously introduced by Mr. Ng of Calidi to Calidi’s CEO, Mr. Camaisa.

The representatives of HCW presented HCW’s background to Edoc and expressed interest in acting as financial advisor to Calidi with respect to the proposed business combination. Mr. Chen and Ms. Zhao of Edoc and Mr. Camaisa of Calidi subsequently had several discussions concerning HCW’s potential involvement with the Business Combination.

On January 6, 2022, Mr. Chen and Ms. Zhao of Edoc met with Mr. Camaisa, Mr. Ng and Ms. Pizarro of Calidi to discuss the Merger LOI. Following the meeting, Edoc’s board of directors met to discuss the Merger LOI terms, following which a proposed revised draft of the Merger LOI was sent by Edoc. Following a final discussion of the terms of the Merger LOI between Mr. Chen and Ms. Zhao of Edoc and Mr. Camaisa, Mr. Ng and Ms. Pizarro of Calidi on January 7, 2022, the parties agreed upon final revisions to the Merger LOI.

In parallel with discussions of the Merger LOI and terms of the Business Combination, Edoc pursued discussions with prospective Backstop Investors concerning the Backstop Agreements, as follows. On January 7, 2022, Mr. Chen and Ms. Zhao of Edoc were introduced to representatives of Meteora Capital Partners, LP (“Meteora”) by IBS, Edoc’s pursuant to the services provided by IBS under the Business Combination Marketing Agreement between IBS and Edoc. Edoc and its legal counsel engaged in extensive discussion of the potential terms of a Forward Purchase Agreement (“FPA”) between Edoc and Meteora pursuant to which Meteora would agree to purchase certain Edoc Class A Ordinary Shares and agree not to redeem such shares in connection with the upcoming Edoc shareholder meetings and vote such shares in favor of the Business Combination.

On January 7, 2022, Aranca entered into a non-disclosure agreement with Calidi and was granted access to the data room in order for Aranca to carry out its initial due diligence in connection with a fairness opinion. Aranca team was subsequently engaged by Edoc to provide a fairness opinion and held numerous due diligence review calls with Calidi’s clinical research team led by CMO Dr. Boris Minev, three KOLs suggested by Calidi, and outside intellectual property and patent attorneys from Dentons law firm engaged by Calidi.

On January 7, 2022, Calidi’s board of directors (the “Calidi Board”) met and authorized Calidi’s entering into the Merger LOI with Edoc. Calidi and Edoc executed the Merger LOI on January 9, 2022.

On January 9, 2022, Edoc engaged a national advisory, accounting and tax firm that had assisted Edoc in due diligence efforts in connection with other potential business combinations that Edoc considered and evaluated prior to the transaction with Calidi to assist Edoc with financial and tax due diligence in connection with the proposed business combination.

On January 10, 2022, representatives of this firm participated in an organizational meeting with Mr. Camaisa, Mr. Ng, Mr. Thesing, and Ms. Pizarro of Calidi, and in multiple subsequent due diligence calls with Calidi’s finance team throughout January.

On January 10, 2022, the PIPE Investor provided Edoc and Calidi with a revised draft term sheet containing the proposed terms of a potential PIPE investment, which included that a portion of the PIPE Investment would take the form of common equity in addition to preferred stock.

On January 11, 2022, Edoc and its U.S. legal counsel, Ellenoff Grossman & Schole LLP (“EGS”) team held a meeting with Calidi’s U.S. legal counsel to discuss legal due diligence and a timeline for the preparation and negotiation of definitive transaction agreements.

On January 11, 2022, representatives of IBS shared Meteora’s initial draft of the FPA LOI. Mr. Chen and Ms. Zhao of Edoc subsequently had multiple email exchanges and telephone conversations with representatives of Meteora to discuss the proposed terms of the FPA LOI.

On January 12, 2022, Calidi’s legal counsel sent a proposed revised version of the PIPE LOI to the PIPE Investor’s legal counsel. The PIPE Investor responded with a proposed revised term sheet on January 14, 2022, which Calidi then provided further responsive comments on the same day. On January 16, 2022, the PIPE Investor provided final proposed revisions to the PIPE LOI, which were accepted by Calidi’s management. On January 17, 2022, the Calidi Board approved Calidi’s entering into the PIPE LOI with the PIPE Investor.

On January 12, 2022, Edoc filed a preliminary proxy statement with the Securities and Exchange Commission (“SEC”) in connection with holding an extraordinary general meeting of Edoc’s shareholders (the “February Extension Meeting”), on February 9, 2022, to consider a proposed amendment to Edoc’s amended and restated memorandum and articles of association (the “Extension Amendment”) to extend the date by which Edoc has to consummate an initial business combination from February 12, 2022 to August 12, 2022.On January, 13, 2022, four members of the Calidi

Board, three members of the Edoc’s Board and two members of the Sponsor’s Affiliated Physician Network joined Mr. Camaisa, Mr. Ng, Mr. Thesing, and Ms. Pizarro, Mr. Kalajian, Dr. Minev, Mr. Keane from Calidi for a virtual meeting organized by Calidi management to discuss Calidi’s strategic development plans. The former President of International and Head of Oncology of a major pharmaceutical company also participated in the meeting, at Calidi’s invitation, to discuss potential future collaboration between Calidi and major pharmaceutical companies. Calidi management also invited Edoc meeting participants to attend Calidi’s management off-site meeting on January 20-21, 2022.

On January 18, 2022, EGS distributed an initial draft of the Merger Agreement to Calidi’s legal counsel.

On January 24, 2022 EGS distributed initials draft of the lock-up agreement and voting agreement to Calidi’s legal counsel.

On January 26, 2022, Calidi engaged HCW as its M&A Advisor in connection with the proposed business combination for an upfront retainer and a flat fee due upon closing of the business combination.

Between January 20, 2022 and January 21, 2022, Mr. Chen, Dr. Gang Li., Dr. Michael Li and Mr. Edgarov, Senior Advisor and a lead investor of Edoc, visited Calidi’s office in La Jolla, California for in-person meetings. During this two-day meeting, Mr. Camaisa, Mr. Kalajian, Mr. Ng, Mr. Thesing, Ms. Pizarro, Mr. Annibale, Mr. Hill, Dr. Minev, Dr. Duong Nguyen, Dr. Antonio Santidrian, Mr. James Schoeneck (a director of Calidi) of Calidi held in-depth discussions with Mr. Chen, Dr. Gang Li, Dr. Michael Li and Mr. Edgarov about the Calidi’s business, research, and manufacturing plans. Dr. Thomas Herrmann and Dr. Barbara Haertl of StemVac Gmbh (Calidi’s German subsidiary) presented Edoc with detailed descriptions of the R&D activities being conducted by StemVac Gmbh in the laboratory leased by StemVac Gmbh in Bernried, Germany. The Edoc meeting participants also visited the virus storage facility and research laboratory of Calidi in La Jolla. Dr. Lesniak and Dr. Stupp of Northwestern University, Chicago presented an overview related to neural stem cell delivery of oncolytic virotherapy for glioma. Dr. Aboody and Dr. Jana Portnow of City of Hope, California presented a proposed Phase 1 clinical trial with neural stem cells loaded with oncolytic adenovirus in patients with recurrent glioma. Dr. Carrier presented phrase 3 trail execution and completion case study. Dr. Nguyen and Dr. Santidrian presented Calidi’s R&D program overview. Dr. Minev presented Calidi’s clinical programs. Ms. Zhao of Edoc, together with Edoc and Calidi’s respective legal counsel and Mr. Kengatharan of Apollorion led the discussion on due diligence, expected timeline and each party’s respective responsibilities in connection with the Merger Agreement and the Form S-4 filing. During the same period of time, Edoc’s financial due diligence provider continued its due diligence with respect to Calidi’s financial and tax matters.

On January 24, 2022, Edoc’s definitive proxy statement related to the February Extension Meeting was filed with the SEC.

On January 30, 2022, counsel for Calidi circulated a revised draft of the Merger Agreement to EGS and Edoc.

On January 30, 2022, the Edoc Board convened to discuss and review the final proposed terms of the business combination transaction set forth in the Merger Agreement and ancillary agreements. The Edoc Board also reviewed and discussed the terms of the PIPE Agreement (including the PIPE SPA and the PIPE RRA) and the Backstop Agreements (including the FPAs and the Founder Share Transfer Agreements) and the Edoc Board also discussed the proposed issuances of securities by Edoc in connection with the Business Combination, the PIPE Investment and the Backstop Investment. Following discussion and opportunity for questions and answers from the Edoc Board members, the members of the Edoc Board reviewed a draft of the fairness opinion letter and report provided by Aranca to the Edoc Board, including a detailed analysis of the analytical and comparative methodologies that Aranca used to carry out its analysis of the terms and fairness of the proposed transaction to the shareholders of Edoc. The following day, on Feb 1, 2022, after reviewing the fairness opinion letter and report provided by Aranca, and the final documents related to the Business Combination, the PIPE Investment and the Backstop Investment, the Board of Directors of Edoc approved the execution of all three agreements and the transactions contemplated thereby.

On January 31, 2022, the Calidi Board held a board meeting to discuss and approve the final Business Combination Agreement, and the common and convertible preferred investment by the PIPE Investor. HCW provided a presentation to members of the Calidi Board on the proposed transaction and answered any questions the board members had relating to the transaction and market comparables. Mr. Camaisa, as Chairman and CEO of Calidi, highlighted the synergies reflected in the Merger between Calidi and Edoc. Calidi would have access to Edoc’s physician network, of which, many are or were oncologists from prestigious hospitals such as MD Anderson, the Mayo Clinic, and Cleveland Clinic. These physicians could potentially serve as principle investigators or advisors for future clinical trials at their respective hospitals. One of these physicians and current board member of Edoc, Dr. Michael Lee, is a neuro-oncologist at MD Anderson. After interactions with Calidi’s team, including personal visits to Calidi’s offices, Dr. Michael Lee agreed to be on the combined board of directors after closing of the Merger and help advise on the planned NNV1 Phase 2 clinical trials. Other synergies include Dr. Gang Li, an Edoc investor, who has access to several Chinese American physicians in the US. Dr. Gang Li agreed to explore a potential clinical trial using Calidi’s AAA1 technology to treat orthopedic conditions. After a full discussion of these synergies and the business terms of the deal, the Calidi Board approved the Merger Agreement and ancillary agreements.

EGS circulated a revised draft of the Merger Agreement on January 31, 2022. EGS and counsel for Calidi exchanged several iterative drafts of the Merger Agreement, voting agreement, lock-up agreement and other ancillary agreements between January 31, 2022 and February 2, 2022.

On February 2, 2022, Edoc and Calidi executed the Merger Agreement and related agreements.

On February 2, 2022, in connection with the Backstop Investment, Edoc entered into FPAs and Founder Share Transfer Agreements with five institutional investors introduced to Edoc by I-Bankers, including Meteora. After negotiating the terms of the Backstop Investment with Meteora, Edoc entered into the FPA and Founder Share Transfer Agreement with Meteora. I-Bankers, on behalf of Edoc (and without Meteora), subsequently presented the FPA and Founder Share Transfer Agreement to the four additional Backstop Investors, each of which agreed to the terms of and entered into the FPA and Founder Share Transfer Agreement.

On February 2, 2022, Edoc entered into the PIPE Agreements, including the Securities Purchase Agreement with the PIPE Investor for the purchase and sale of 20,000 shares of Edoc’s Series A Convertible Preferred Stock for $1,000 per share for an aggregate purchase price of $20 million and 500,000 shares of Edoc’s Class A Common Stock for an aggregate purchase price of $5 million.

On February 2, 2022, Edoc and Calidi issued a joint press release announcing that Edoc and Calidi had entered into the Merger Agreement. The Merger Agreement provided for an extended Due Diligence Period (as defined in the Merger Agreement) until February 8, 2022 to allow additional time for Edoc to complete its legal due diligence and for Calidi to finalize and deliver the Calidi disclosure schedules to the Merger Agreement to Edoc.

On February 8, 2022, Edoc, Merger Sub, the Purchaser Representative, the Seller Representative and Calidi entered into that certain First Amendment to Agreement and Plan of Merger (the “Merger Agreement Amendment”), pursuant to which the Merger Agreement was amended to extend both (i) the Due Diligence Period and (ii) the due date for the delivery of the Calidi disclosure schedules to Edoc, from February 8, 2022 to February 18, 2022.

On February 18, 2022, in accordance with the Merger Agreement Amendment, Calidi delivered its final disclosure schedules to Edoc.

On May 24, 2022, Edoc, Merger Sub, the Purchaser Representative, the Seller Representative and Calidi entered into that Second Amendment to the Agreement and Plan of Merger (the “Second Merger Agreement Amendment”), pursuant to which the Merger Agreement was amended to (i) modify the manner in which the net debt adjustment to the merger consideration deliverable to the Calidi security holders pursuant to the Merger Agreement (the “Merger Consideration”) is calculated to give credit to Calidi, in the determination of Calidi’s cash as of date that the transactions contemplated by the Merger Agreement are consummated (the “Closing”), for certain transaction expenses incurred and paid in cash by Calidi after February 2, 2022, (ii) reflect a reduction in the aggregate value of the securities to be issued by Edoc to Calidi security holders as Merger Consideration from $400,000,000 to $380,000,000 and (iii) to exclude from the determination of the number of securities deliverable to the Calidi security holders as Merger Consideration at the Closing shares issuable by the post-closing combined company (the “Combined Company”) upon exercise of unvested Calidi company options and vested in-the-money Calidi non-qualified stock options that are assumed by the Combined Company at the Closing. For the avoidance of doubt, vested in-the-money Calidi incentive stock options will be included in the Merger Consideration deliverable to the Calidi security holders at the Closing.

Recommendation of the Board and Reasons for the Business Combination

The Edoc Board, in evaluating the Business Combination, consulted with Edoc’s management and its financial and legal advisors. In reaching its unanimous resolution (i) that the Merger Agreement and the transactions contemplated thereby, including the Business Combination and the issuance of shares of Common Stock and securities convertible into Common Stock in connection therewith, are advisable and in the best interests of Edoc and (ii) to recommend that the Edoc shareholders adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated by the Merger Agreement, the Edoc Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Edoc Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Edoc Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Edoc’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The Edoc Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

•        Promising Cell-based Delivery Platforms for Oncolytic Viruses

Calidi has two proprietary cell delivery platforms:

•        NeuroNova platform, with two ongoing programs, NNV1 and NNV2, which focus on glioblastoma. NNV1 is our NNV product candidate targeting newly diagnosed glioblastoma (“GBM”). Commercial rights to NNV1 were licensed from Northwestern University (“Northwestern”). Prior to our licensing agreement with Northwestern, an open-label, investigator sponsored, Phase 1, dose-escalation clinical trial for NNV1 in patients with newly diagnosed high-grade gliomas was completed. This clinical trial established proof-of-concept and safety of NNV1 in patients with newly diagnosed GBM. We plan to commence a Phase 1b/2 clinical trial in collaboration with Northwestern University in the first half of 2023. The Phase 1b dose escalation lead in portion of this trial will explore the final dosing regimen, including the feasibility of repeated dosing with the same product candidate. NNV2, which is under pre-clinical development targeting patients with recurrent GBM, utilizes the same allogeneic neural stem cell line and oncolytic adenovirus as NNV1. We licensed this product candidate for commercial development pursuant to an agreement with the University of Chicago. We anticipate a Phase 1 clinical trial for the NNV2 program will commence during the second half of 2022.

•        SuperNova platform, with 2 program(s) — SNV1 is our first internally developed product candidate targeting solid cancer tumors. We believe SNV1 has the potential to be effective in the treatment of multiple solid tumors such as, head and neck cancer, triple-negative breast cancer and melanoma. SNV1 is currently in pre-clinical development and we have held a pre-IND meeting with FDA to discuss the filing of our IND application. We plan to commence a Phase 1 clinical trial for the SNV1 program during the second half of 2023. SNV2 is our next generation product candidate and is based on engineered oncolytic vaccinia virus constructs, such as antibodies, checkpoints, or other insertions, designed to increase the tumor specificity and oncolytic potency as well as allogeneic stem cells optimized for systemic administration.

•        In addition to the NeuroNova and SuperNova platforms, Calidi is advancing engineered oncolytic virus constructs and allogenic cell-based platforms for systemic (intravenous administration).

•        Market Attractiveness and Competitive landscape

Calidi’s cell delivery platform and product candidates are positioned for indications with a high unmet need and limited competition, making this a highly attractive market.

•        Target population for Calidi’s potential therapies include various indications for Glioblastoma for which there are currently high unmet needs;

•        Currently, there is no direct competitor utilizing Calidi’s proprietary cell based delivery platforms in the oncolytic therapy space.

•        There are limited direct or indirect competitors for Calidi’s SNV1 and NNV1 product candidates.

•        Pre-clinical data has shown Calidi’s SNV1 product to shield the oncolytic virus from a patient’s immune system, supporting efficient delivery to tumor sites and effectively potentiating the viral payload.

•        Calidi had its pre-IND meeting with the FDA and is encouraged to continue working with the FDA towards seeking IND approval.

•        Calidi has a potential collaboration and out-licensing potential, especially of Calidi’s proprietary cell based delivery platform.

•        Experienced Management Team.    Calidi has a strong management team with significant scientific and research and development experience. Please reference the Information About Calidi Section to learn more detail about our team.

•        Extensive Due Diligence.    In-house due diligence examinations by Edoc of Calidi, including with participation by the Sponsor’s Affiliated Physician Network, which includes 24 experienced oncologists with medical specialties that overlap with the focus of Calidi’s R&D efforts, and discussion with Calidi management team, in addition to third-party due diligence by financial/tax professional service providers substantiated the scientific foundation and large business potential of Calidi;

•        Stockholder Liquidity.    The parties intend for the post-closing company to be listed on Nasdaq, a major U.S. stock exchange, which the Edoc Board believes has the potential to offer shareholders liquidity;

•        Growth Prospects.    The Edoc Board also considered factors such as Calidi’s ability to out-license its product candidates, including its cell delivery platform. In reviewing these factors, the Edoc Board noted that Calidi will have the potential for significant growth;

•        Lock-Up.    Certain stockholders of Calidi have agreed to be subject to a lockup in respect of their Common Stock for a period ending on the earliest of (i) with respect to 50% of their shares of Common Stock, (a) the six-month anniversary of the Closing, (b) the date on which the closing trading price of shares of the Common Stock equals or exceeds $12.50 for any 20 trading days within a 30 day trading period and (c) the date when the Company consummates a subsequent change of control, merger or other similar major transaction (a “Subsequent Transaction”) and (ii) with respect to the remaining 50% of their shares of Common Stock ending on the earliest of (a) the six-month anniversary of the Closing and (b) a Subsequent Transaction, subject to certain customary exceptions, which will provide important stability to the leadership and governance of Calidi;

•        PIPE Investment and Other Financing Arrangements.    Concurrent with the execution of the Merger Agreement, Edoc entered into agreements with 3i, LP, a Delaware limited partnership (the “PIPE Investor”) for an investment of $20 million in Edoc’s Series A Convertible Preferred Stock and $5 million in Common Stock (the “PIPE Investment”) in transactions expected to be consummated substantially concurrently with, and as a condition to the closing of the Business Combination (the PIPE Investor will also be entitled to receive certain warrants to purchase shares of Common Stock in connection with the PIPE Investment). Additionally, Edoc also concurrently entered into agreements with a group of other institutional investors who agreed to purchase and not redeem certain Edoc Class A Ordinary Shares in connection with the February Extension Meeting and the Meeting in consideration of Founder Shares to be transferred to them by Edoc’s Sponsor. Further, subsequent to the execution of the Merger Agreement, Edoc entered into an agreements with Tumim Stone Capital, LLC (the “Common Stock Investor”) pursuant to which the Common Stock Investor agreed to provide a $75 million equity line of credit to the Company upon consummation of the Business Combination, upon the terms and conditions set forth in the Common Stock Purchase Agreement (the “Purchase Agreement”). Third-party investor interest in the PIPE Investment, the Backstop Investment and the Common Stock Investor served as validation and opportunity represented by a transaction with Calidi;

•        Other Alternatives.    After a thorough review of other business combination opportunities reasonably available to Edoc, Edoc concluded that the proposed Business Combination represents the best potential business combination for Edoc and the most attractive opportunity based upon the process utilized to evaluate and assess other potential business combination targets; and

•        Negotiated Transaction.    The financial and other terms of the Merger Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between Edoc and Calidi.

•        Fairness opinion of Aranca.    Edoc received the fairness opinion of Aranca further described below.

The Edoc Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

•        Macroeconomic Risks.    Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic, and the effects it could have on Calidi’s clinical trial plan post-Closing;

•        Product Development and Clinical Risks.    The risk that Calidi may not be able to commercialize any of its current product candidates or secure the rights or means to obtain the rights to alternative product candidates in the future or that future preclinical studies or clinical trials may fail to demonstrate adequately the safety and efficacy of Calidi product candidates, preventing or delaying development, regulatory approval and commercialization of Calidi products.

•        Redemption Risk.    The potential that a significant number of Edoc shareholders elect to redeem their shares in connection with the consummation of the Business Combination and pursuant to Edoc’s Current Charter, which would potentially make the Business Combination more difficult to complete, including because redemptions may make it more challenging for the Combined Company to satisfy applicable exchange listing requirements at or immediately following the Closing;

•        Shareholder Vote.    The risk that Edoc’s shareholders may fail to provide the votes necessary to effect the Business Combination;

•        Closing Conditions.    The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Edoc’s control;

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

•        Listing Risks.    The challenges associated with preparing Calidi, a private entity, for the applicable disclosure and listing requirements to which Calidi will be subject as a publicly traded company on the Nasdaq exchange (or, to the extent applicable, another exchange);

•        Benefits May Not Be Achieved.    The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

•        Liquidation of Edoc.    The risks and costs to Edoc if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Edoc being unable to effect a business combination by August 12, 2022;

•        Growth Initiatives May Not be Achieved.    The risk that Calidi growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;

•        Board and Independent Committees.    The risk that the board of directors and independent committees of the Combined Company do not possess adequate skills set within the context of Calidi operating as a public company;

•        Edoc Shareholders Receiving a Minority Position in Calidi.    The risk that Edoc shareholders will hold a minority position in Calidi;

•        Fees and Expenses and Time Risk.    The fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination;

•        Other Risks Factors.    Various other risk factors associated with the business of Calidi, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

The above discussion of the material factors considered by the Edoc Board is not intended to be exhaustive, but does set forth the principal factors considered by the Edoc Board. The Edoc Board conducted an overall analysis of the factors described above, including thorough discussions with Edoc’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination to approve the Business Combination and to recommend that Edoc’s shareholders approve the Business Combination.

In considering the determination by the Edoc Board that the Business Combination is advisable and fair to and in the best interests of Edoc and its shareholders, shareholders should be aware that certain Edoc directors and officers have arrangements that may cause them to have interests in the transaction that are different from, in addition to, or may conflict with the interests of Edoc shareholders generally. See the sections titled “Risk Factors”, “Proposal 2: The Business Combination Proposal — Interests of Edoc’s Directors and Officers and Others in the Business Combination and “Beneficial Ownership of Securities” for more information and other risks.

Engagement of Financial Advisor to Edoc

The Edoc Board retained Aranca to render a fairness opinion (the “Fairness Opinion” or “Opinion”) to the Edoc Board with respect to the Transaction. Aranca rendered an opinion dated February 1, 2022, to Edoc’s Board that, as of such date, and based on and subject to the considerations and assumptions referred to in its Opinion, (i) immediately after and giving effect to the consummation of the Transaction, the consideration to be paid by the security holders of Edoc to acquire Calidi was fair, from a financial point of view, to such security holders and (ii) Calidi had a fair market value equal to at least 80 percent of the balance of funds in Edoc’s trust account (excluding taxes payable).

In selecting Aranca, the Edoc Board considered, among other things, the fact that Aranca (i) is an independent financial research and advisory services firm that provides business valuation services in addition to other research and advisory services in areas of market research and investment research, (ii) has an extensive experience in doing business valuations for compliance and reporting purposes, and (iii) has extensive experience in research, consulting and business valuation in Life Science space.

The full text of Aranca’s Opinion, dated February 1, 2022, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the Opinion is attached to this proxy statement/prospectus as Annex H and is incorporated into this proxy statement/prospectus by reference. The summary of Aranca’s Opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Aranca’s written Opinion which should be read carefully in its entirety. Aranca’s Opinion was addressed to the Edoc Board and was only one of many factors considered by the Edoc Board in its evaluation of the Business Combination, and is limited to the matters set forth in the Opinion.

The Fairness Opinion does not constitute a recommendation to the management of Edoc regarding the Transaction and makes no reference to the benefits or the likelihood of an alternate transaction. The financial adequacy of the Transaction value was assessed on a stand-alone basis without considering buyer-specific potential synergies. Aranca’s Opinion was intended solely for the information of the Edoc Board and Edoc management (in its capacity as such) in connection with its evaluation of the Business Combination.

Prior to the delivery of its Opinion, Aranca received a fee of $50,000 in connection with its services related to the Fairness Opinion, which fee was not contingent upon, or related to, the amount of the Transaction consideration.

Methodology and Due Diligence

In rendering its Opinion, Aranca valued Calidi’s business, on a going concern basis, immediately after, and giving effect to the Transaction, including the associated indebtedness incurred or remaining outstanding in connection therewith. The valuation included the assets of the business of Calidi as represented by the total net working capital, tangible plant, property and equipment, and intangible assets of the business enterprise. Aranca’s determination of fair value was based on generally accepted valuation principles as of the date of the Opinion, but was subject to the following conditions, qualifications, and limitations:

(i)     any sale of Calidi’s business, including the underlying assets thereof, will be completed as the sale of an ongoing business entity; and

(ii)     any taxes or Transaction costs which may be owed by Edoc or Calidi as a result of the Transaction were not considered.

For purposes of the Opinion, Aranca assumed (without investigation) that Calidi would be saleable as a separate business enterprise. Aranca was not requested to identify and did not identify potential purchasers, nor has it undertaken to ascertain the actual price and terms under which Calidi could currently be sold. Furthermore, because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, Aranca expressed no opinion as to whether Calidi could actually be sold for amounts, it believes to be its fair value.

In connection with its engagement, and in arriving at its Opinion, Aranca made such reviews, studies, analyses, and consultations, as it deemed necessary and appropriate. As further described below, after evaluating several potential analytical methodologies, Aranca determined to assess Calidi’s value for purposes of the fairness opinion using a

“Market Approach” based on industry and market considerations and comparable public companies. In contrast to a discounted cash flow methodology, the Market Approach is not based on future cash flows, projected expenses or any other forecasted financial information.

Opinion Conditions and Assumptions

Aranca’s Opinion is subject to the following conditions, assumptions, and limitations:

1.      The Opinion was provided solely for the information of the management of Edoc. The Opinion and the reviews, analyses, studies and consultations performed in connection with this Opinion are, (i) limited to matters within the scope of a separate engagement agreement, dated January 19, 2022, between Aranca and Edoc (the “Engagement Agreement”), and (ii) subject to the covenants, representations and warranties of Edoc described in the Engagement Agreement and any separate letters or certifications delivered to Aranca in connection with this engagement.

2.       Aranca was not asked to, and did not: (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, assets, businesses or operations of Calidi or any alternatives to the Transaction; (b) negotiate the terms of the Transaction, and have therefore assumed that they are the best terms, from Edoc’s perspective, that could, under the circumstances, be negotiated; or (c) advise the management or Board or any other party with respect to alternatives to the Transaction. The Opinion is based on financial, economic, market and other conditions in effect on, and the information made available to Aranca as of, the date of the Opinion. Aranca did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its Opinion, or otherwise comment on or consider events occurring after the date hereof.

3.      Aranca was provided with the following information on Calidi including but not limited to:

a.      the Merger Agreement;

b.      Discussions and interviews with members of Calidi’s senior management and Key Opinion Leaders (KOLs) concerning addressable markets, assets, significant milestones in its business plan, financial and operating history, future plans, key-value drivers, projected operations, and exit options and scenarios, among others;

c.      Review of unaudited financials ended December 31, 2019 through December 31, 2020 and internally compiled unaudited year-to-date (YTD) financial statements for the period ending September 30, 2021;

d.      Capitalization summary of Calidi as of December 31, 2021;

e.      3-year expense projections and business plan;

f.       Calidi’s clinical milestones;

g.      Calidi’s intellectual properties and patents;

h.      Information on German stem cell manufacturing facility — StemVAC GmbH; and

i.       Review and analysis of certain other available Edoc documents, industry statistics, forecasts, and studies

Aranca assumed that the above-listed information was accurate and complete and was prepared in good faith using commercially reasonable practices and the latest and best currently available information and data. All were accepted, without further investigation or independent verification, as representing a fair statement of historical and projected financial results of Calidi post the proposed Transaction in the best opinion and judgment of Calidi management and Edoc management. Aranca expressed no opinion as to whether the 3-year expense projections can be realized and gave no assurance that actual results will not vary materially from those projected.

4.      Aranca is not responsible for any errors or inaccuracy in historical financial statements, 3-year expense projections, and other information.

5.      The Opinion is based on currently existing business, economic, market and other conditions as known to Aranca and as could be evaluated by Aranca at the date of the Opinion.

6.      The Opinion assumes that all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and that the Transaction will be consummated as described to Aranca and as provided in the relevant transaction documents provided to Aranca without amendment or modification thereto.

7.      Aranca was not retained to and did not conduct any analysis, review, or investigation of Calidi’s contingent, disputed or potential liabilities and the Opinion reflects only the Identified contingent liabilities made known to Aranca. Aranca has no duty to and does not express any opinion as to the validity, amount, reasonableness, or propriety of such Identified contingent liabilities.

8.      The Opinion is limited to the matters set forth therein as of the date of the Opinion, and no opinion may be inferred or implied beyond the matters expressly contained in the Opinion or beyond the date of the Opinion (forward-looking statements notwithstanding).

9.      Aranca assumed that Edoc and Calidi provided it with all material non-public information available to the extent relevant and material to the Opinion, and that Edoc and Calidi did not withheld any such information that would materially affect or change the Opinion.

10.    Aranca assumed that the properties or assets of Calidi post the proposed Transaction are as represented to it and that a physical inspection of such assets would not reveal any material facts not known to it that would affect or change its Opinion.

Opinion

Based upon and subject to the foregoing, and in reliance thereon, it is our Opinion as of the date hereof that, assuming the Transaction is consummated as proposed as management of the Company has represented to us, (i) immediately after and giving effect to the consummation of the Transaction, the consideration to be paid by the holders of EDOC Acquisition Corp., to acquire the Target is fair, from a financial point of view, to such holders and (ii) the Target has a fair market value equal to at least 80% of the balance of EDOC Acquisition Corp’s trust account (excluding taxes payable).

The full text of Aranca’s Opinion is attached to this proxy statement/prospectus as Annex H and is incorporated into this proxy statement/prospectus by reference. The description of Aranca’s Opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such Opinion, which describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Aranca in connection with the preparation of its opinion.

Summary of Financial Analyses

Below is a summary of some of the analyses performed by Aranca and presented in writing to Edoc management on February 1, 2022. Specific analyses and methodologies utilized by Aranca, and descriptions thereof, were not and are not intended to represent an opinion by Aranca but to serve as discussion materials for Edoc management to review. Aranca did not attribute any particular weight to any analysis or factor considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Estimates of value contained in the analyses are not performed by or indicative of actual value or predictive of future results/values, which may be significantly more or less favorable.

Valuation Approaches

Although there are numerous individual valuation formulas and techniques, they are generally categorized into three standard business valuation approaches: income, market, and cost, which are briefly summarized below. While Aranca evaluated all three approaches, having considered the appropriateness of each for evaluating Calidi’s valuation in connection with the fairness opinion, Aranca determined to utilize only the “Market Approach,” summarized below, in its analysis of Calidi. Because Aranca determined to utilize the Market Approach in its assessment of Calidi, projected financial and expense information provided to Aranca as part of its due diligence process was not, ultimately, relevant to Aranca’s analysis of Calidi’s valuation for purposes of the fairness opinion.

Income Approach

Aranca reviewed applicability of the discounted cash flow method (“DCF Method”) under the Income Approach to estimate Calidi’s Equity Value. Aranca noted that although Calidi has some operating history, Calidi is currently in the clinical trial stage — Calidi does not expect to earn revenues in the foreseeable future and accordingly, no revenue projections or revenue forecasts were available nor provided to Aranca. Typically, DCF Method is applied for valuing companies with considerable operational history and detailed business plan. Aranca has not been provided with long-term financial projections from Calidi’s management or Edoc’s management for it to consider this methodology. Thus, Aranca did not apply DCF Method, which is primarily based on future cash flows and did not utilize or rely upon projected financial information, including expense estimates and other expenditure only forecasts, previously provided to Aranca as the basis for its assessment of Calidi’s Equity Value.

Market Approach

Aranca considered the following industry and market related factors in its analysis:

1.      The value of Guideline Public Companies and how it relates to the nature/ownership of their technology, number and nature of assets, indications the technology can be applied to.

2.      The value at which Guideline companies’ public offerings have been executed in the market.

3.      The value at which Guideline Transactions have been executed relative to the nature/ownership of their technology, number of assets, and indications to which the technology can be applied.

Based on a study of the above factors and their comparability to Calidi, Aranca arrived at a valuation range for Calidi under the Market Approach.

Cost Approach

The Cost Approach is suitable for valuations under the ‘going-concern’ basis, where the company being valued has huge and significant investments intangible assets or where earnings generated from operations are insignificant relative to the value of its operating assets (for example, real estate companies). For the purposes of its analysis, the Cost Approach was considered the weakest and has not been applied.

Aranca arrived at the pre-money valuation range of $450-$600 million based on the valuation of the guideline (comparable) public companies, guideline companies’ IPO transactions and guideline M&A transactions in a similar space.

Fairness Assessment (Numbers in $ million)

Aranca created range of valuation outcomes using IPO valuations of companies in the Immunotherapy and Oncology segments, the current valuations of comparable public companies, and valuation based on guideline M&A transactions. Based on the above, Aranca determined a pre-money valuation range of $450-$600 million for Calidi. Edoc has Cash in Trust of ~$92 million and a Private Investment in Public Equity (“PIPE”) capital raise, concurrent with the Transaction, of a PIPE Investment of $25 million leading to a total cash balance of ~$117 million. Hence, post-money valuation ranges from $567-$717 million. Each of the above ranges are explained in the full text of the report dated February 1, 2022 submitted to Edoc’s Board. Aranca’s base case pre-money valuation of $450 million is higher than the proposed purchase consideration to be paid in the current transaction.

Method 1: IPO valuation multiples in the broader oncology segment

Aranca used a two-year period for shortlisting the IPO transactions, to factor the impact the Covid-19 pandemic had on the segments, if any.

Source: Pitchbook

*        Valuations as of deal date

Method 2: IPO valuation multiples in the immunotherapy segment

Aranca used a two-year period for shortlisting the IPO transactions, to factor the impact the Covid-19 pandemic had on the segments, if any. Aranca noted an uptake in the valuations in the immunotherapy space, compared to the (general) oncology space.

Source: Pitchbook

*        Valuations as of deal date

Method 3: Guideline Public Companies (GPCs) (Scorecard) Method — Aranca shortlisted public comparable companies and studied their current valuations relative to their comparability to Calidi

After studying the IPO valuations under broader industry segments of Oncology and Immunotherapy, Aranca conducted further analysis by shortlisting a specific set of guideline public companies that are more closely comparable of Calidi and are focused on Oncolytic Immunotherapy and Oncolytic Virus treatments. Each company’s current valuation was analyzed relative to key factors such as ownership of technology (proprietary/licensed), clinical trial phase of the lead asset, number of assets, number of addressable indications, and potential uses of the technology other than cancer, amongst others.

Below is the overview of the step-by-step approach that was followed to shortlist the 18 relevant publicly listed companies.

____________

*        Pitchbook Oncology segment OR Keywords was used in conjunction

The number of final selected companies is net of duplicates in both databases, also excluding companies that have been delisted since.

Each of the selected companies (shown below), along with Calidi, was assessed on parameters such as technology base, current stage of development of lead product and other products, number of indications targeted, uses other than cancer, and number of collaborations. Based on such an assessment, the overall strength score was determined for each of the shortlisted companies, along with Calidi. Thereafter, Aranca used the median and average valuations (market capitalization) of companies with scores similar to that of Calidi (50-75 percentile) to determine a valuation range under this approach.

Company	Current Stage	No. of assets	Uses other than cancer	Collabo rations	Overall Score	31-Jan-22	Remarks
	Lead Product Phase of Clinical Trial	#	Y/N	#		Market Cap	
Calidi Biotherapeutics	Phase II	6	Y	>1	◕		>4 assets; lead candidate - PII; non-cancer uses; mult collaborations
Allogene Therapeutics, Inc. (NasdaqGS:ALLO)	Phase I/II	11	N	>1	◕	1,914	>10 assets; lead candidate - PI/II; mult collaborations
Candel Therapeutics, Inc. (NasdaqGM:CADL)	Phase III	4	N	No	◕	194	4 assets; lead candidate-PIII
Imugene Limited (ASX:IMU)	Phase II	6	Y	1	●	1,370	>4 assets; lead candidates – PII; non-cancer uses
Replimune Group, Inc. (NasdaqGS:REPL)	Phase I/II	3	N	>1	◑	1,159	3 assets; lead candidate-PI/II; mult collaborations
Atreca, Inc. (NasdaqGS:BCEL)	Phase I	2	Y	No	○	95	Lead candidate – PI; No collaborations
Iovance Biotherapeutics, Inc. (NasdaqGM:IOVA)	FDA RMAT	11	N	>1	●	2,634	>10 assets; lead candidates - FDA RMAT designation; mult collaborations
JW (Cayman) Therapeutics Co. Ltd (SEHK:2126)	Phase II	7	N	>1	◕	605	>4 assets; lead candidate – PII; non-cancer uses; mult collaborations
Medicenna Therapeutics Corp. (TSX:MDNA)	Phase II	4	N	No	◔	88	4 assets; lead candidate – PII; no collaborations
NextCure, Inc. (NasdaqGS:NXTC)	Phase II	4	Y	No	◑	157	4 assets; lead candidate – PII; non-cancer uses; no collaborations
Oncolytics Biotech Inc. (TSX:ONC)	Phase II	7	N	>1	●	87	>4 assets; lead candidate – PII; mult collaborations
Oncorus, Inc. (NasdaqGM:ONCR)	Phase I	4	N	>1	◔	117	4 assets; lead candidate – PI; mult collaborations
ALX Oncology (NAS: ALXO)	Phase II	8	N	>1	●	793	>4 assets; lead candidate – PII; mult collaborations
Bolt Biotherapeutics (NAS: BOLT)	Phase I/II	4	N	No	○	154	4 assets; lead candidate-PI/II; No collaborations
Century Therapeutics (NAS: IPSC)	Pre-clinical	5	N	1	◔	799	>4 assets; lead candidate – pre-clinical; 1 collaboration
Jounce Therapeutics (NAS: JNCE)	Phase I/II	4	N	1	◑	375	4 assets; lead candidate-PI/II; 1 collaboration
Lytix Biopharma (OSL: LYTIX)	Pre-clinical	1	N	No	○	59	1 asset in pre-clinical
Sensei Biotherapeutics (NAS: SNSE)	Pre-clinical	4	N	1	○	162	4 assets; lead candidate-pre-clinical
Surface Oncology (NAS: SURF)(1)	Phase I	3	N	>1	◔	205	3 assets; lead candidate-P1; licensed technology
Median Mcap of companies having score similar to Calidi						**490**	
Average Mcap of companies having score similar to Calidi						**734**

Market Capitalization ($ millions) based on 1-month average prices as of January 31, 2022, Reuters

(1)    Based on publicly available information accessed by Aranca as of January 31, 2022, all listed companies owned proprietary technology except Surface Oncology, which did not identify proprietary or licensed technology in its public filings as of such date.

Conclusion: Aranca observed a significant correlation of higher market capitalization with factors like — a higher number of assets, advanced stage of lead product’s clinical trial (Phase I/II or higher), additional uses other than cancer, and multiple collaborations. Further, in Aranca’s judgment, the clinical stage of development of the assets and the number of assets are the most important factors that drive the market valuation. Based on the above analysis, Aranca determined that Calidi falls in the 75th percentile of the Public Comps set, indicating a valuation range of $490-$734 million.

Method 4 and 5: Guideline Transaction Multiples Approach (Overall and Scorecard) — Aranca shortlisted a list of relevant M&A transactions, and studied their valuations at acquisition, relative to their comparability to Calidi.

Aranca studied transactions in the industry segment comparable to Calidi under this approach. Below is an overview of the step-by-step approach that was followed to shortlist the 12 relevant transactions in this space.

____________

*        Pitchbook Oncology segment OR Keywords was used in conjunction

The number of final selected companies is net of duplicates in both databases.

Each of the selected companies (shown below), along with Calidi, was assessed on five parameters. Based on such an assessment, an overall strength score was determined for each of the shortlisted companies, along with Calidi. Finally, Aranca used the median and average valuations (deal date) of companies with scores similar to Calidi to determine its valuation range under this approach.

Taken median and average of companies falling in 50-100 percentile even though subject company falls in the highest percentile in order to be on a conservative side and accounting for the fact that transaction valuations may have inherent control premiums embedded in it Capital IQ, Pitchbook, Company Annual reports

Disclosure of Prior Relationships

During the two years preceding the date of Aranca’s Opinion, Edoc engaged Aranca’s services for which compensation was paid to Aranca. Aranca provided one business valuation and two commercial due diligence services for potential targets for Edoc.

Satisfaction of 80% Test

Nasdaq rules require that Edoc’s initial business combination must occur with one or more operating businesses or assets with a fair market value of at least 80% of the value of the trust account (less certain advisory fees to I-Bankers and taxes payable on interest earned and less any interest earned thereon that is released to us for taxes) at the time of Edoc’s signing a definitive agreement in connection with its initial business combination. As of February 2, 2022, the date of the execution of the Merger Agreement, the value of the net assets held in the Trust Account was approximately $92.5 million (excluding approximately $2,475,000 million of deferred underwriting discount held in the Trust Account) and 80% thereof represents approximately $74 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the Edoc Board used as a fair market value the enterprise value of approximately $449 million, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Merger Agreement and a market validation through the PIPE Investment process. In determining whether the enterprise value described above represents the fair market value of Calidi, the joint Edoc Board considered all of the factors described in this section and the Merger Agreement appended to the accompanying proxy statement/prospectus as Annex C, and the fact that the purchase price for Calidi was the result of an arm’s length negotiation. As a result, the Edoc Board concluded that the fair market value of the business acquired was significantly in excess of 80% of the net assets held in the Trust Account (less certain advisory fees to I-Bankers and taxes payable on interest earned and less any interest earned thereon that is released to us for taxes).

Redemption rights

In connection with any shareholder meeting called to approve a proposed initial business combination, each Public Shareholder will have the right, regardless of whether such shareholder is affirmatively voting for or against such proposed business combination, or does not vote at all, to demand that Edoc convert his Public Share into a pro rata share of the Trust Account upon consummation of the business combination.

Edoc may also require Public Shareholders wishing to exercise redemption rights, whether they are a record holder or hold their shares in “street name,” to either tender the certificates they are seeking to redeem to Edoc’s transfer agent or to deliver the share certificates (if any) and other redemption forms they are seeking to convert to the transfer agent electronically using DTC’s DWAC System, at the holder’s option, at any time at or prior to the vote on the business combination. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. The foregoing is different from the procedures used by traditional blank check companies. In order to perfect redemption rights in connection with their business combinations, many traditional blank check companies would distribute proxy materials for the shareholders’ vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise its redemption rights. After the business combination was approved, the company would contact such shareholder to arrange for it to deliver its certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business combination during which it could monitor the price of the company’s stock in the market. If the price rose above the redemption price, it could sell its shares in the open market before actually delivering his certificates (if any) and other redemption forms to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the shareholder meeting, would become an “option” right surviving past the consummation of the business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the closing of the shareholder meeting ensures that a holder’s election to redeem is irrevocable once the business combination is completed.

Pursuant to its Current Charter, Edoc is required to give a minimum of only five clear days’ notice for each general meeting. As a result, if Edoc requires Public Shareholders who wish to redeem their Ordinary Shares into the right to receive a pro rata portion of the funds in the Trust Account to comply with the foregoing delivery requirements, holders may not have sufficient time to receive the notice and deliver their certificates (if any) and other redemption forms for redemption. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain Edoc’s securities when they otherwise would not want to.

If Edoc requires Public Shareholders who wish to redeem their Ordinary Shares to comply with specific delivery requirements for redemption described above and such proposed business combination is not consummated, Edoc will promptly return such certificates to the tendering Public Shareholders.

Please see the risk factors titled “Public Shareholders who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If Edoc’s shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.”

Once the shares are redeemed by the beneficial holder, and effectively redeemed by Edoc under Cayman Islands law, the transfer agent will then update Edoc’s Register of Shareholders to reflect all redemptions.

Material U.S. Federal Income Tax Consequences of the Domestication to Edoc Shareholders

The following sets forth the material U.S. federal income tax consequences of the Domestication to the U.S. Holders (as defined below) of Ordinary Shares; it assumes consummation of the Business Combination following Domestication. It does not address U.S. federal income tax consequences of the Domestication or Business Combination on other Edoc Securities. The following also describes (i) the U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of Ordinary Shares that elect to have their Ordinary Shares redeemed for cash if the Business Combination is completed and (ii) the U.S. federal income tax consequences for Non-U.S. Holders of owning and disposing of Edoc common stock after the Domestication. For purpose of the following description relating to U.S. federal income tax consequences of the Domestication to the U.S. Holders of Ordinary Shares, the term “Company” refers to the Delaware corporation into which Edoc will be transferred by way of continuation in the Domestication and the combined company immediately following the Business Combination. The following description is the opinion of EGS. The information set forth in this section is based on the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Ordinary Shares or Edoc Interim common stock that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of Ordinary Shares or Edoc Interim common stock that, for U.S. federal income tax purposes, is not a U.S. Holder or a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This description does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this description considers only holders that hold Class A Ordinary Shares as capital assets within the meaning of Section 1221 of the Code. This description does not address the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        S corporations

•        persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        specified expatriates or former long-term residents of the United States;

•        persons that acquired Ordinary Shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•        persons that hold Ordinary Shares as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        controlled foreign corporations;

•        passive foreign investment companies;

•        partnerships (or other entities classified as partnership for U.S. federal income tax purposes) or partners in such partnerships or entities classified for U.S. federal income tax purposes as a “disregarded entity”;

•        persons required to accelerate the recognition of any item of gross income with respect to Edoc Shares as a result of such income being recognized on an applicable financial statement;

•        persons who purchase stock in the Company as part of the PIPE Investment;

•        persons who actually or constructively own 5 percent or more of Ordinary Shares by vote or value (except as specifically provided below); or

•        the Sponsor or its affiliates.

This description does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as specifically described herein, any tax reporting obligations of a holder of Class A Ordinary Shares or Edoc Interim common stock. Additionally, this description does not address the tax treatment of partnerships or other pass-through entities or entities classified for U.S. federal income tax purposes as a “disregarded entity” or persons who hold Ordinary Shares or Edoc Interim common stock through such entities. If a partnership (or other entity classified as a partnership or treated as a disregarded entity for U.S. federal income tax purposes) is the beneficial owner of Ordinary Shares or Edoc Interim common stock, the U.S. federal income tax treatment of a partner in the partnership or owner of the disregarded entity will generally depend on the status of the partner or owner and the activities of the partnership or disregarded entity. This description also assumes that any distribution made (or deemed made) on Ordinary Shares or Edoc Interim common stock and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Ordinary Shares or Edoc Interim common stock is made in U.S. dollars. Additionally, this description does not address the tax treatment of the Warrants in the Domestication (except as specifically described herein). Holders of Warrants should consult with their own tax advisors regarding the particular tax consequences to them of holding, exercising or disposing of the Warrants.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF SHARES MAY BE AFFECTED BY MATTERS NOT DESCRIBED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. EDOC URGES BENEFICIAL OWNERS OF ORDINARY SHARES WHO CHOOSE TO EXERCISE THEIR CONVERSION RIGHTS OR WHO CHOOSE TO PARTICIPATE IN THE DOMESTICATION TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION AND OWNING AND DISPOSING OF ORDINARY SHARES AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Holders

Tax Consequences of the Domestication to U.S. Holders of Ordinary Shares

The Domestication should qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, due to the absence of official guidance bearing directly on how the provisions of Section 368(a) of the Code apply in the case of a statutory conversion of a corporation with no active business and only investment-type assets such as Edoc, this result is not entirely free from doubt. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

If the Domestication qualifies as a reorganization within the meaning of Section 368(a), except as otherwise provided below in the section titled “PFIC Considerations,” and “Effects of Section 367 to U.S. Holders of Ordinary Shares,” a U.S. Holder of Ordinary Shares would not recognize gain or loss upon the exchange of its Ordinary Shares solely for Edoc common stock pursuant to the Domestication. A U.S. Holder’s aggregate tax basis in the Edoc common stock received in connection with the Domestication will generally be the same as its aggregate tax basis in the Ordinary Shares surrendered in the transaction. In addition, the holding period of Edoc common stock received in the Domestication generally should include the holding period of Ordinary Shares surrendered in the Domestication.

If the Domestication should fail to qualify as a reorganization under Section 368(a), a U.S. Holder of Ordinary Shares generally would recognize gain or loss with respect to its Ordinary Shares in an amount equal to the difference, if any, between the fair market value of the corresponding Edoc common stock received in the Domestication and the

U.S. Holder’s adjusted tax basis in its Ordinary Shares surrendered. The U.S. Holder’s basis in Edoc common stock would be equal to the fair market value of that stock on the date of the Domestication and such U.S. Holder’s holding period for Edoc common stock would begin on the day following the date of the Domestication.

PFIC Considerations

Even if the Domestication qualifies as a reorganization within the meaning of Section 368(a) of the Code, the Domestication may still be a taxable event to U.S. Holders of Ordinary Shares under the PFIC provisions of the Code, to the extent that Section 1291(f) of the Code applies, as described below.

Effect of PFIC Rules on the Domestication

Even if the Domestication qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC must recognize gain notwithstanding any other provision of the Code. No final Treasury regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of Ordinary Shares for Edoc common stock in the Domestication if Edoc were classified as a PFIC at any time during such U.S. Holder’s holding period in the Ordinary Shares. Any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special and complex tax and interest charge rules described below under “Definition and General Taxation of a PFIC” designed to offset the tax deferral with respect to the undistributed earnings of Edoc. The proposed Treasury Regulations under Section 1291(f) should not apply to an Electing Shareholder (as defined below) with respect to its Ordinary Shares for which a timely QEF election, QEF election with a purging election, or MTM election is made, as each such election is described below.

Definition and General Taxation of a PFIC

A non-U.S. corporation will generally be classified as a PFIC if either (a) at least seventy-five percent (75%) of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, is passive income (the “gross income test”) or (b) at least fifty percent (50%) of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, are held for the production of, or produce, passive income (the “asset test”). Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.

Pursuant to a “start-up exception”, a corporation will not be a PFIC for the first taxable year the corporation has gross income if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. Taking into account all relevant facts and circumstances, however, there is a material risk that Edoc will not be eligible for the “start-up exception.”

If Edoc is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares and the U.S. Holder did not make either (a) a timely “qualified election fund” (QEF) election for Edoc’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, (b) a QEF election along with a “purging election,” or (c) a “mark-to-market” (MTM) election, all of which are described further below, such U.S. Holder generally will be subject to special rules, described in the following paragraph, with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares.

Under these rules, the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares. The amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Edoc’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income. The amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder. An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if Edoc is determined to be a PFIC, a U.S. Holder may avoid the tax consequences described above with respect to its Ordinary Shares by making a timely QEF election (or a QEF election along with a purging election), or an MTM election, all as described below.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder of Ordinary Shares will depend on whether the U.S. Holder has made a timely and effective election to treat Edoc as a QEF, under Section 1295 of the Code, for Edoc’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made an MTM election, all as described below. A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or an MTM election is hereinafter referred to as an “Electing Shareholder.” Generally, proposed Treasury Regulations provide that neither QEF nor MTM election is available with respect to public warrants.

A U.S. Holder’s ability to make a QEF election with respect to its Ordinary Shares is contingent upon, among other things, the provision by Edoc of certain information that would enable the U.S. Holder to make and maintain a QEF election. Upon request, Edoc will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there can be no assurance that Edoc will timely provide such information that is required to make and maintain the QEF election.

As indicated above, if a U.S. Holder of Ordinary Shares has not made a timely and effective QEF election with respect to Edoc’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Ordinary Shares for their fair market value on the “qualification date.” The qualification date is the first day of Edoc’s tax year in which Edoc qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Ordinary Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Ordinary Shares by the amount of the gain recognized and will also have a new holding period in the Ordinary Shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Ordinary Shares and for which Edoc is determined to be a PFIC, such U.S. Holder will not be subject to the PFIC rules described above in respect to its Ordinary Shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over the adjusted basis in its Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the Ordinary Shares will be treated as ordinary income. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. No assurance can be given that the Ordinary Shares of Edoc are considered to be regularly traded for purposes of the MTM election or whether the other requirements of this election are satisfied. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of an MTM election in respect to Ordinary Shares under their particular circumstances.

The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Ordinary Shares should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Effects of Section 367 to U.S. Holders of Ordinary Shares

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a reorganization within the meaning of Section 368(a) of the Code. Section 367 of the Code imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of Ordinary Shares on the date of the Domestication (including U.S. Holders exercising redemption rights).

U.S. Holders Whose Ordinary Shares Have a Fair Market Value of $50,000 or More and Who Own More Than 10 Percent of the Voting Power or Value of Edoc

A U.S. Holder who, on the date of the Domestication beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power or value of Edoc (a “10% U.S. Shareholder”) must include in income as a deemed dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to the Ordinary Shares such U.S. Holders directly owns. A U.S. Holder’s ownership of Warrants will be taken into account in determining whether such U.S. Holder owns 10% or more of the total combined voting power or value of Edoc. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power or value of Edoc and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Ordinary Shares is the net positive earnings and profits of Edoc attributable to its shares (as determined under Treasury Regulation Section 1.367(b)-2) but without regard to any gain that would be realized on a sale or exchange of such shares.

U.S. Holders Whose Ordinary Shares Have a Fair Market Value of $50,000 or More But Who Own Less Than 10 Percent of the Voting Power and Value of Edoc

A U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly or constructively) Ordinary Shares with a fair market value of $50,000 or more but owns less than 10% of the total combined voting power and value of Edoc will recognize gain (but not loss) with respect to the Domestication unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below.

Unless such a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to Edoc common stock received in the Domestication in an amount equal to the excess of the fair market value of Edoc common stock received over the U.S. Holder’s adjusted tax basis in the Ordinary Shares deemed surrendered in the Domestication.

As an alternative to recognizing any gain as described in the preceding paragraph, such a U.S. Holder may elect to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

•        a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

•        a complete description of the Domestication;

•        a description of any stock, securities or other consideration transferred or received in the Domestication;

•        a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

•        a statement that the U.S. Holder is making the election and that includes (A) a copy of the information that the U.S. Holder received from Edoc establishing and substantiating the “all earnings and profits amount” with respect to the U.S. Holder’s Ordinary Shares, and (B) a representation that the U.S. Holder has notified Edoc that the U.S. Holder is making the election; and

•        certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the taxable year in which the Domestication occurs, and the U.S. Holder must send notice of making the election to Edoc no later than the date such tax return is filed. In connection with this election, Edoc may in its discretion provide each U.S. Holder eligible to make such an election with information regarding Edoc’s earnings and profits upon request. Edoc does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING THE DESCRIBED ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.

U.S. Holders that Own Ordinary Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly, or constructively) Ordinary Shares with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication and generally should not be required to include any part of the “all earnings and profits amount” in income.

All U.S. Holders of Ordinary Shares are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Material U.S. Federal Income Tax Consequences to Redemption

Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash

This section makes references to U.S. Holders of Ordinary Shares that elect to have their Ordinary Shares “converted” for cash. For purposes of this description, “conversion” refers to the process of requesting that a holder’s Ordinary Shares be redeemed for cash in accordance with the terms of the Current Charter and with applicable Cayman Islands law.

This section is addressed to U.S. Holders of Ordinary Shares that elect to have their Ordinary Shares redeemed for cash and is subject in its entirety to the description of the “passive foreign investment company” or “PFIC” rules as described above under the section titled “Tax Consequences of the Domestication to U.S. Holders of Edoc Shares — U.S. Holders — PFIC Considerations.” For purposes of this description, a “Converting U.S. Holder” is a U.S. Holder that so converts its Ordinary Shares into cash.

Except as described in the following paragraph and as described in the PFIC rules above, a Converting U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash received on the conversion and such shareholder’s adjusted basis in the Ordinary Shares exchanged if the conversion completely terminates the Converting U.S. Holder’s interest in Edoc (taking into account certain constructive ownership rules). A U.S. Holder’s adjusted tax basis in its Ordinary Shares will generally be equal to the cost of such Ordinary Shares. A U.S. Holder who purchased Ordinary Shares in the IPO generally will have a tax basis in the Ordinary Shares that were part of the units equal to the portion of the purchase price of such units allocated to the Ordinary Shares (such allocation based on the relative fair market value of the Ordinary Shares and the Warrants at the time). This gain or loss will be long-term capital gain or loss if the holding period of such stock is more than one year at the time of the exchange. It is possible that because of the conversion rights associated with the Ordinary Shares, the holding period of such shares may not be considered to begin until the date of such conversion (and thus it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. Shareholders who hold different blocks of Ordinary Shares (generally, shares of Edoc purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Cash received upon conversion that does not completely terminate the Converting U.S. Holder’s interest will still give rise to capital gain or loss, if the conversion is either (i) “substantially disproportionate” or (ii) “not essentially equivalent to a dividend.” In determining whether the conversion is substantially disproportionate or not essentially equivalent to a dividend with respect to a Converting U.S. Holder, that Converting U.S. Holder is deemed to own not only shares actually owned, but also, in some cases, shares such holder may acquire pursuant to options (including shares that may be acquired pursuant to the Warrants) and shares owned by certain family members, certain estates and trusts of which the Converting U.S. Holder is a beneficiary and certain corporations and partnerships.

Generally, the conversion will be “substantially disproportionate” with respect to the Converting U.S. Holder if (i) the Converting U.S. Holder’s percentage ownership of the outstanding voting shares (including all classes that carry voting rights) of Edoc is reduced immediately after the conversion to less than 80% of the Converting U.S. Holder’s percentage interest (including constructive ownership) in such shares immediately before the conversion; (ii) the Converting U.S. Holder’s percentage ownership of the outstanding Ordinary Shares (both voting and nonvoting) immediately after the conversion is reduced to less than 80% of such percentage ownership (including constructive ownership) immediately before the conversion; and (iii) the Converting U.S. Holder owns (including constructive ownership), immediately after the conversion, less than 50% of the total combined voting power of all classes of shares of Edoc entitled to vote. Whether the conversion will be considered “not essentially equivalent to a dividend” with respect to a Converting U.S. Shareholder will depend upon the particular circumstances of that U.S. Holder. At a minimum, however, the conversion must result in a meaningful reduction in the Converting U.S. Holder’s actual or constructive percentage ownership of Edoc. If the shareholder’s relative interest in the corporation is minimal and the shareholder does not have meaningful control over the corporation, and taking into account the effect of Redemptions by other shareholder’s, its percentage ownership (including constructive ownership) is reduced as a result of the Redemption, such U.S. Holder should generally be regarded as having a meaningful reduction in its interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any Redemption of its Ordinary Shares.

If none of the tests described above is satisfied and subject to the PFIC rules described above, the consideration paid to the Converting U.S. Holder will be treated as dividend income for U.S. federal income tax purposes to the extent of Edoc’s current or accumulated earnings and profits. Any distribution in excess of earnings and profits will reduce the Converting U.S. Holder’s basis in the Ordinary Shares (but not below zero) and any remaining excess will be treated as gain realized on the sale or other disposition of the Ordinary Shares. U.S. Holders of Ordinary Shares considering exercising their conversion rights should consult their own tax advisors as to whether the conversion will be treated as a sale or as a distribution under the Code.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR ORDINARY SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Because the Domestication will occur immediately prior to the redemption of the U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will take into account the potential tax consequences of Section 367(b) of the Code as a result of the Domestication (discussed further above).

Non-U.S. Holders

Tax Consequences for Non-U.S. Holders of Owning and Disposing of Edoc Interim Common Stock

Distributions on Edoc Interim Common Stock

Distributions of cash or property to a Non-U.S. Holder in respect of Edoc Interim common stock received in the Domestication will constitute dividends for U.S. federal income tax purposes to the extent paid from Edoc’s current or accumulated earnings and profits, as determined under U.S. federal income tax law. If a distribution exceeds Edoc’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in Edoc Interim common stock. Any remaining excess will be treated and taxed as capital gain and will be treated as described below under “— Gain on Disposition of Edoc Interim Common Stock.”

Dividends paid to a Non-U.S. Holder of Edoc Interim common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holders is eligible for such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of Edoc common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as described below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if Edoc common stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of Edoc Interim common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim or refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Gain on Disposition of Edoc Interim Common Stock

Subject to the description of backup withholding below, any gain realized by a Non-U.S. Holder on the taxable disposition of Edoc Interim common stock generally will not be subject to U.S. federal income tax unless:

•        the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Holder);

•        the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition (subject to certain exceptions), and certain other conditions are met; or

•        Edoc is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and, generally, in the case where shares of Edoc Interim common stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or indirectly, more than 5% of such Shares, as applicable, at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the Shares disposed of. There can be no assurance that shares of Edoc Interim common stock will be treated as regularly traded on an established securities market for this purpose.

An individual Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

Edoc does not believe it is and does not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. However, the determination as to whether Edoc is or the Company will become a “United States real property holding corporation” will not be made until a future tax year, and there can be no assurance that the Company will not become such a corporation in the future.

Tax Consequences to Non-U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash

This section is addressed to Non-U.S. Holders of Ordinary Shares that elect to have their Ordinary Shares converted for cash. For purposes of this section of this proxy statement/prospectus, “conversion” of shares for cash means the process of exercising a holder’s right to redeem its shares for cash as further described in this proxy statement/prospectus. For purposes of this description, a “Converting Non-U.S. Holder” is a Non-U.S. Holder that so converts its Ordinary Shares.

Except as otherwise described in this section, a Converting Non-U.S. Holder who elects to have its Ordinary Shares converted for cash will generally be treated in the same manner as a Converting U.S. Holder for U.S. federal income tax purposes. See the description above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash.”

A Converting Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized as a result of the exchange unless:

1.      such Converting Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which the Redemption takes place and certain other conditions are met; or

2.      such Converting Non-U.S. Holder is engaged in a trade or business within the United States and any gain recognized in the exchange is treated as effectively connected with such trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a United States permanent establishment of such Non-U.S. Holder), in which case the Converting Non-U.S. Holder will generally be subject to the same treatment as a Converting U.S. Holder with respect to the exchange, and a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty).

With respect to any Redemption of Ordinary Shares for cash that is treated as a distribution rather than a sale, any amount treated as dividend income to a Converting Non-U.S. Holder will generally be subject to U.S. withholding tax at a rate of 30%, unless the Converting Non-U.S. Holder is entitled to a reduced rate of withholding under an applicable income tax treaty. However, dividends received by a Converting Non-U.S. Holder that are effectively connected with such holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such dividends are attributable to a United States permanent establishment of the Converting Non-U.S. Holder), will be taxed as described above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash.” In addition, dividends received by a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes that are effectively connected with the holder’s conduct of a U.S. trade or business may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Converting Non-U.S. Holders of Ordinary Shares considering exercising their redemption rights should consult their own tax advisors as to whether the Redemption of their shares will be treated as a sale or as a distribution under the Code.

This section makes references to holders of Ordinary Shares that elect to have their Ordinary Shares “converted” for cash as described in the section titled “Meeting of Edoc Shareholders — redemption rights.” For purposes of this description, “conversion” refers to the process of requesting that a holder’s Ordinary Shares be redeemed for cash in accordance with the terms of the Current Charter and with applicable Cayman Islands law.

Information Reporting and Backup Withholding

Edoc must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Edoc common stock within the United States or conducted through certain United States- related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including Edoc common stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of Edoc common stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Edoc common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their ownership of Edoc common stock.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP as Calidi has been determined to be the accounting acquirer, primarily due to the fact that Calidi Stockholders will continue to control the Combined Company. Under this method of accounting, while Edoc is the legal acquirer, it will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Calidi issuing stock for the net assets of Edoc, accompanied by a recapitalization. The net assets of Edoc will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of Calidi in future reports of the Combined Company.

Regulatory Matters

The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional federal or state regulatory requirement or approval, except for (i) filings with the Cayman Islands and Delaware necessary to effectuate the Domestication and the Merger, (ii) HSR and (iii) filings required of solicitation materials pursuant to Rule 14a-12 of the Exchange Act.

Appraisal and Dissenters’ Rights

Edoc Shareholder Appraisal Rights

Shareholders of Edoc do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Calidi Stockholder Dissenter’s Rights

If the requisite Calidi stockholders approve the Agreement and Plan of Merger or Merger Agreement and the Merger is consummated, Calidi stockholders of record who do not vote in favor of the Merger Agreement, and who satisfy certain conditions, will be entitled to appraisal rights in connection with the Merger under Chapter 92A

(Section 300 through 500 inclusive) of the NRS. The discussion below is not a complete summary regarding Calidi stockholders’ dissenter’s rights under Nevada law and is qualified in its entirety by reference to the text of the relevant provisions of Nevada law, which are attached as Annex G. Calidi stockholders intending to exercise dissenter’s rights should carefully review Annex G and the notice of dissenter’s rights pursuant to Section 430 of the NRS that Calidi intends to circulate together with the notice of action by stockholder approval promptly following the effectiveness of the Calidi stockholder approval of the Merger Agreement. Failure to follow precisely any of the statutory procedures set forth in Annex G and the notice of appraisal may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Calidi stockholders exercise their dissenter’s rights under Nevada law. Unless otherwise specified herein, each reference to “you” or to a holder of Calidi common stock and preferred stock in this section shall refer to a holder of record of common and preferred stock of Calidi.

Pursuant to Chapter 92A (Section 300 through 500 inclusive) of the NRS, or the “Dissenter’s Rights Provisions”, any Calidi stockholder is entitled to dissent to the Merger and obtain payment of the fair value of the shares of common stock or preferred stock (collectively “Shares”). In the context of the Merger, the Dissenter’s Rights Provisions provide that Calidi stockholders may elect to have Calid purchase their Shares for a cash price that is equal to the “fair value” of such Shares, as determined in a judicial proceeding in accordance with the Dissenter’s Rights Provisions. The fair value of the shares of capital stock of any stockholder means the value of such Shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the merger, unless exclusion of any appreciation or depreciation would be inequitable.

Calidi stockholders who perfect their dissenter’s rights by complying with the procedures set forth in the Dissenter’s Rights Provisions will have the fair value of their Shares determined by a Nevada state district court and will be entitled to receive a cash payment equal to such fair value. Any such judicial determination of the fair value of such Shares could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the Merger Consideration to be paid in connection with the Merger. In addition, stockholders who invoke dissenter’s rights may be entitled to receive payment of a fair rate of interest from the effective time of the Merger on the amount determined to be the fair value of their Shares.

Any stockholder who wishes to dissent must, before the vote is taken, deliver to Calidi written notice of his or her intent to demand payment if the Merger is completed and must not vote any of his or her shares in favor of the Merger.

Within 10 days after the effectuation of the Merger, Calidi will send a written notice (the “Notice of Merger and Dissenter’s Rights”) to all the record stockholders of Calidi entitled to dissenter’s rights. Pursuant to NRS 92A.430, the Notice of Merger and Dissenter’s Rights will be accompanied by information that will: (a) state where the demand for payment must be sent and where and when certificates, if any, for Shares must be deposited; (b) inform the holders of Shares not represented by certificates to what extent the transfer of the Shares will be restricted after the demand for payment is received; (c) supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the Shares before that date; (d) set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the Shares unless the form is received by the subject corporation by such specified date; and (e) be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

Under NRS 92A.440, a stockholder wishing to exercise dissenter’s rights must:

•        demand payment;

•        certify whether the stockholder acquired beneficial ownership of the Shares before the date specified in the Notice of Merger and Dissenter’s Rights; and

•        deposit its certificates, if any, in accordance with the terms of the Notice of Merger and Dissenter’s Rights.

Under NRS 92A.440(5), stockholders who fail to demand payment or deposit their certificates where required by the dates set forth in the Notice of Merger and Dissenter’s Rights will not be entitled to demand payment or receive the fair market value for their shares of capital stock as provided under Nevada law. Instead, such stockholders will receive the same consideration as the stockholders who do not exercise rights of a dissenting owner.

Pursuant to NRS 92A.460, within 30 days after receipt of a demand for payment, Calidi must pay each dissenter who complied with the provisions of the Dissenter’s Rights Provisions the amount Calidi estimates to be the fair value of such shares, plus interest from the effective date of the Merger. The payment must be accompanied by the following: (a) Calidi Biotherapeutic’s balance sheet as of the end of 2020, a statement of income for 2020, a statement of changes in the stockholders’ equity for 2020 or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any; (b) a statement of Calidi Biotherapeutic’s estimate of the fair value of the shares; and (c) a statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of Calidi Biotherapeutic’s obligations under Chapter 92A of the NRS.

Under NRS 92A.470(1), Calidi is entitled to withhold payment from a dissenter unless the dissenter was the beneficial owner before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed corporate action. If Calidi chooses to withhold payment, it is required, within 30 days after receiving demand for payment, to notify the dissenter: (a) of Calidi’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the notice, a statement of earnings for that year, and a statement of changes in stockholders’ equity for that year, or, where such financial statements are not reasonably available, then such reasonably equivalent financial information, as well as the latest available financial statements, if any; (b) of Calidi Biotherapeutic’s estimate of the fair value of the shares; (c) that the dissenter may accept Calidi Biotherapeutic’s estimate of the fair value, plus interest, in full satisfaction of his or her demand or demand appraisal; (d) that if the dissenter wishes to accept the offer, the dissenter must notify Calidi of acceptance within 30 days after receiving of the offer; and (e) that if the dissenter does not satisfy the requirements for demanding appraisal, the dissenter shall be deemed to have accepted Calidi Biotherapeutic’s offer.

NRS 92A.480(1) provides that a dissenter who believes that the amount paid or offered is less than the full value of his or her shares of capital stock, or that the interest due is incorrectly calculated, may, within 30 days after Calidi made or offered payment for the shares, either (i) notify Calidi in writing of his or her own estimate of the fair value of the shares of capital stock and the amount of interest due and demand payment of difference between this estimate and any payments made, or (ii) reject the offer for payment made by Calidi and demand payment of the fair value of his or her shares and interest due.

If Calidi does not deliver payment within 30 days of receipt of the demand for payment, the dissenting stockholder may enforce under NRS 92A.460(1) the dissenter’s rights by commencing an action in Washoe County, Nevada or if the dissenting stockholder resides or has its registered office in Nevada, in the county where the dissenter resides or has its registered office.

If a dissenting stockholder disagrees with the amount of Calidi Biotherapeutic’s payment, then the dissenting stockholder may, pursuant to NRS 92A.480, within 30 days of such payment, (i) notify Calidi in writing of the dissenting stockholder’s own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments made by Calidi Biotherapeutic, or (ii) reject the offer by Calidi if the dissenting stockholder believes that the amount offered by Calidi is less than the fair value of the dissenting shares or that the interest due is incorrectly calculated. If a dissenting stockholder submits a written demand as set forth above and Calidi accepts the offer to purchase the Shares at the offer price, then such dissenting stockholder will be sent a check for the full purchase price of the Shares within 30 days of acceptance.

If a demand for payment remains unsettled, Calidi must commence a proceeding in the Washoe County, Nevada district court within 60 days after receiving the demand. Each dissenter who is made a party to the proceeding shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by Calidi Biotherapeutic. If a proceeding is commenced to determine the fair value of the Shares, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against Calidi Biotherapeutic, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable against Calidi if the court finds that (i) Calidi did not comply with the Dissenter’s Rights Provisions or (ii) against either Calidi or a dissenting stockholder, if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by the Dissenter’s Rights Provisions.

If Calid fails to commence such a proceeding, it would be required by NRS 92A.490(1) to pay the amount demanded to each dissenter whose demand remains unsettled. Dissenters would be entitled to a judgment for the amount, if any, by which the court finds the fair value of his shares, plus accrued interest, exceeds the amount paid by Calidi; or the fair value, plus accrued interest, of his after-acquired shares for which Calidi elected to withhold payment pursuant to Section 92.470 of the NRS.

Under Section 92A.490(4) of the NRS, the district court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to such order. In any such court proceeding, the dissenters are entitled to the same discovery rights as parties in other civil proceedings.

Under Section 92A.500 of the NRS, the district court will assess the costs of the proceedings against Calidi Biotherapeutic, unless the court finds that all or some of the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The district court may also assess against Calidi or the dissenters the fees and expenses of counsel and experts for the respective parties, in the amount the court finds equitable.

A person having a beneficial interest in Shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, must act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect dissenter’s rights of appraisal. If the Shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the written demand for dissenter’s rights of appraisal must be executed by or for the record owner. If Shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns Shares through a broker who in turn holds the shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such Shares.

A record holder, such as a broker, fiduciary, depository or other nominee, who holds Shares as a nominee for others, will be able to exercise dissenter’s rights of appraisal with respect to the Shares held for all or less than all of the beneficial owners of those Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner.

Under NRS 92A.380(2), a stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the Merger unless it is unlawful or fraudulent with respect to the stockholder or Calidi Biotherapeutic. Because the merger is being effected as a short-form merger under Section 92A.180 of the NRS, it does not require approval by the stockholders or the board of directors of Calidi Biotherapeutic. No such approval has been or will be sought.

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their dissenter’s rights and is qualified in its entirety by express reference to Section 92A.300 to 500 of the NRS, the full text of which is attached hereto as Annex G.

STOCKHOLDERS ARE URGED TO READ ANNEX G IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF DISSENTER’S RIGHTS.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that Edoc’s entry into the Merger Agreement, the consummation of the transactions contemplated by the Merger Agreement, including the issuance of the consideration thereunder, and the performance by Edoc of its obligations thereunder thereby be ratified, approved, adopted and confirmed in all respects.”

Required Vote for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal. If any of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Appointment Proposal fails to receive the required shareholder approval, the Business Combination will not be completed.

Recommendation of the Edoc Board with Respect to the Business Combination Proposal

THE EDOC BOARD RECOMMENDS THAT THE EDOC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL 3: THE CHARTER PROPOSAL

Overview

In connection with the Business Combination, Edoc is asking Edoc’s shareholders to consider and vote upon and to approve a proposal to replace the Interim Charter with the First Amended and Restated Certificate of Incorporation (the “Proposed Charter”), substantially in the form attached to this proxy statement/prospectus as Annex B, to be effective upon the consummation of the Business Combination (the “Charter Amendment Proposal”). The Charter Amendment Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business Combination Proposal or the Domestication Proposal is not approved, then the Charter Amendment Proposal will have no effect, even if approved by Edoc’s shareholders. The Charter Amendment Proposal is not conditioned on the separate approval of the Organizational Documents Proposals

Proposed First Amended and Restated Certificate of Incorporation of the Company

The following table sets forth a summary of the principal changes proposed to be made between the Interim Charter and the Proposed Charter. This summary is qualified by reference to the complete text of the proposed Interim Charter, a copy of which is attached to this proxy statement/prospectus as Annex A, the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B, and the complete text of the Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All stockholders are encouraged to read each of the proposed Interim Charter, the Proposed Charter, and the Bylaws in their entirety for a more complete description of their terms.

Provision	Interim Charter	Proposed Charter
Name of the Company	Edoc Acquisition Corp.	Calidi Biotherapeutics Holdings Corp.
Stockholder Actions

The annual meeting of stockholders of Edoc shall be held at such date and time as shall be designated from time to time by the Edoc Board. Subject to the rights of the holders of any outstanding series of the preferred stock, and to the requirements of applicable law, special meetings of stockholders of Edoc may be called only by the chairman of the Edoc Board, chief executive officer of Edoc, or the Edoc Board pursuant to a resolution adopted by a majority of the Edoc Board, and the stockholders of record, owning not less than 10% of the entire capital stock of Edoc issued and outstanding and entitled to vote. Any action required or permitted to be taken by the stockholders of Edoc may be effected by written consent of the stockholders holding the requisite number of shares required to approve such action.

The Proposed Charter will provide that no action shall be taken by the stockholders of the Company except at an annual or special meeting of stockholders called in accordance with the Bylaws, and no action shall be taken by the stockholders by written consent or electronic transmission.

Provision	Interim Charter	Proposed Charter
Charter Amendments

The Interim Charter provides that an amendment of such Interim Charter generally requires (1) the approval of the board of directors, (2) the approval of the holders of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of any class entitled to vote thereon as a class, if any. Generally, the DGCL standard used for amendment to Edoc’s Interim Charter described above will apply.

However, an amendment to Article IX of the Interim Charter relating to a “business combination” cannot be made without the affirmative vote of at least two-thirds of the votes of the shares entitled to vote thereon which were present at the meeting and were voted, or a resolution consented to in writing by holders of all of the votes of all of the shares entitled to vote thereon. Except as otherwise required by the DGCL or the Interim Charter (including any preferred stock designation), for so long as any shares of Class B common stock shall remain outstanding, Edoc shall not, without the prior vote or written consent of the holders of a majority of the shares of Class B common stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of the Interim Charter, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B common stock.

The Proposed Charter provides that an amendment generally requires (1) the approval of the Company Board, (2) the approval of the holders of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of any class entitled to vote thereon as a class, if any. Generally, the DGCL standard used for amendment to the Proposed Charter described above will apply. However, an amendment to certain provisions of the Proposed Charter relating to director removal and to Bylaw amendments cannot be made without the affirmative vote of holders of at least sixty-six and two thirds (66⅔) percent of the voting power of the then outstanding shares of capital stock entitled to vote on such amendment and stockholder amendments to the Bylaws cannot be made without the affirmative vote of holders of at least sixty-six and two thirds (66⅔) percent of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Provisions Specific to a Blank Check Company and Variation of Rights of Shares Prior to a Business Combination

Edoc’s Interim Charter contains provisions in Article IX in connection with the mechanics and logistics relating to a Business Combination, and such provisions cannot be amended without a resolution approved at a duly convened and constituted meeting of the stockholders of Edoc by the affirmative vote of at least two-thirds of the votes of the shares entitled to vote thereon which were present at the meeting and were voted, or a resolution consented to in writing by holders of all of the votes of all the shares entitled to vote thereon.

The Proposed Charter does not include blank check company provisions or other provisions applicable prior to a Business Combination, such as Article IX of the Interim Charter, because, upon consummation of the Business Combination, Edoc will cease to be a blank check company.

Provision	Interim Charter	Proposed Charter

Edoc’s Interim Charter also contains provisions in Article IV, Section 4.05 designed to provide certain rights and protections to Edoc’s common stock holders. Where all or any of the rights of a class of shares are varied by a division into different classes of shares, and where such variation is considered by the Edoc Board to have a material adverse effect upon such rights, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Common Stock; Preferred Stock

Edoc’s Interim Charter authorizes 555,000,000 shares, consisting of (a) 550,000,000 shares of common stock, par value $0.0001 per share, including (i) 500,000,000 shares of Class A common stock, and (ii) 50,000,000 shares of Class B common stock, and (b) 5,000,000 shares of preferred stock, par value $0.0001 per share.

The Proposed Charter will provide for, upon completion of the Business Combination, an increase of the authorized capital stock from 550,000,000 shares, consisting of (i) 550,000,000 shares of common stock and (ii) 5,000,000 shares of preferred to stock, to [            ] shares, consisting of (1) [            ] shares of common stock and (2) 20,000 shares of preferred stock.

Bylaws of the Combined Company

In addition, below is a summary of the Bylaws. This summary is qualified by reference to the complete text of the Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All stockholders are encouraged to read the Bylaws in its entirety for a more complete description of its terms.

Pursuant to the Bylaws, the combined company shall maintain a registered office inside the State of Delaware. All meetings of stockholders for the election of directors and other proper business brought before the meeting shall be held at such place, if any, as may be designated from time to time by the Company Board.

Quorum

Except as otherwise provided by applicable law, the Proposed Charter or the Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairperson of the meeting or by vote of the holders of a majority of the shares entitled to vote represented at the meeting, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by applicable law or stock exchange rules, or by the Proposed Charter or the Bylaws, in all matters other than the election of directors, the affirmative vote of the majority of shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders.

Adjournment And Notice Of Adjourned Meetings

Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairperson of the meeting or by the vote of a majority of the shares entitled to vote present in person, by remote communication, if applicable, or represented by proxy at the meeting. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

Voting Rights

For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by applicable law, only persons in whose names shares stand on the stock records of the Company on the record date, as provided in Section 2.06 of the Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

No Action By Stockholder Consent

Subject to the terms of any series of Preferred Stock, and provided that the Company has registered its Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or is required to file reports with the Securities and Exchange Commission under Section 15(d) of the Exchange Act, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders of Company and may not be effected by any consent by such stockholders.

Annual Meetings

No business may be transacted at an annual meeting of stockholders, other than business that is either specified in the notice of meeting given by or at the direction of the Company Board, otherwise properly brought before the annual meeting by or at the direction of the Company Board or otherwise properly brought before the annual meeting by any stockholder of the Company who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice and who complies with the notice procedures.

Special Meetings

Special meetings of the stockholders of the Company for any purpose or purposes can only be called in accordance with the Proposed Charter, as may be amended form time to time.

Directors

The business and affairs of the Company shall be managed by or under the direction of the Company Board, which may exercise all such powers of the Company except as otherwise provided by law, by the Proposed Charter or by the Bylaws. Directors need not be stockholders.

Only persons who are nominated in accordance with the specific procedures set forth in Sections 2.12 and 2.13 of the Bylaws shall be eligible for election as directors of the Company. In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Company (i) in the case of an annual meeting, not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

Directors shall be entitled to such reasonable fees for their services on the Company Board and any committee thereof and such reimbursement of their actual and reasonable expenses as may be fixed or determined by the Company Board.

Unless the Proposed Charter requires a greater number, and except as otherwise provided by the Bylaws or required by applicable law, a quorum of the Company Board shall consist of a majority of the total number of directors on the Company Board.

Committees

The Company Board may designate one or more committees, each committee to consist of one (1) or more of the directors of the Company. The Company Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Company Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Company Board in the management of the business and affairs of the Company and may authorize the seal of the Company to be affixed to all papers that may require it to the extent so authorized by the Company Board. Unless the Company Board provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Company Board provides otherwise, each committee designated by the Company Board may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Company Board conducts its business.

Officers

The officers of the Company shall include, the Chief Executive Officer, the President, the Secretary, the Chief Financial Officer and the Treasurer. The Company Board may also appoint one or more senior vice presidents, executive vice presidents, vice presidents, assistant treasurers, assistant secretaries, and other officers in accordance with the Bylaws. Any two or more offices may be held by the same person.

All officers shall hold office at the pleasure of the Company Board and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Company Board may be removed at any time by the majority vote of the members of the Company Board then in office. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Company Board.

Shares of Stock

The shares of stock of the Company shall be represented by certificates; provided that the Company Board may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Company Board. The certificates representing shares of stock shall be signed by, or in the name of, the Company by any two authorized officers of the Company. Any or all such signatures may be facsimiles. In case any officer, transfer agent, or registrar who has signed such a certificate ceases to be an officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Company with the same effect as if the signatory were still such at the date of its issue.

Indemnification

To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Company shall indemnify and hold harmless such persons, and advance such expenses, on such terms as set forth in the Proposed Charter. The rights to indemnification and advancement of expenses conferred on any indemnitee by the Proposed Charter shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under applicable law, the Proposed Charter, the Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise. The Company may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss, whether or not the Company would have the power to indemnify such person against such expense, liability, or loss under the DGCL.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Interim Charter, attached as Annex A to the proxy statement/prospectus in respect of the meeting, be amended and restated and replaced in its entirety by the Proposed Charter, in the form appended to the accompanying proxy statement/prospectus as Annex B, to be effective upon the consummation of the Business Combination.”

Vote Required

The approval of the Charter Amendment Proposal will require a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.

Recommendation of the Board

THE BOARD RECOMMENDS THAT EDOC’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.

PROPOSALS 4 – 9: THE ORGANIZATIONAL DOCUMENTS PROPOSALS

Overview

As required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions, Edoc is requesting that Edoc’s shareholders vote upon, on a non-binding advisory basis, Proposals to approve certain governance provisions in the Proposed Charter, which are separately being presented. These separate votes are not otherwise required by Delaware law separate and apart from the Charter Proposal. Accordingly, the stockholder votes regarding the Organizational Documents Proposals are advisory votes, and are not binding on Edoc or Edoc’s Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Proposals, Edoc intends that the Proposed Charter will take effect upon the Closing (assuming approval of the Charter Proposal).

Organizational Documents Proposal 4

Edoc’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Charter requiring the affirmative vote of the holders of at least 66⅔% of the voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class, to remove a director for cause.

Organizational Documents Proposal 5

Edoc’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Charter providing that (i) special meetings of stockholders for any purpose or purposes may be called at any time by the majority of Edoc’s Board, the Chairman of the Edoc Board or the Chief Executive Officer of Edoc, and may not be called by another other person or persons and (ii) any action required or permitted to be taken by the stockholders of Edoc must be effected at an annual or special meeting of the stockholders called in accordance with the Bylaws and may not be effected by written consent in lieu of a meeting.

Organizational Documents Proposal 6

Edoc’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Charter providing that (i) the amendment of certain provisions related to director removal and to Bylaw amendments requires the affirmative vote of the holders of at least sixty-six and two thirds (66⅔) percent of the voting power of the then outstanding shares of capital stock of the Company entitled to vote on such amendment and (ii) an amendment of the Bylaws by the stockholders requires the affirmative vote of the holders of at least sixty-six and two thirds (66⅔) percent of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

Organizational Documents Proposal 7

Edoc’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Charter changing the post-Business Combination company’s corporate name from “Edoc Acquisition Corp.” to “Calidi Biotherapeutics Holdings Corp.”

Organizational Documents Proposal 8

Edoc’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Charter to remove certain provisions related to Edoc’s status as a blank check company that will no longer apply upon consummation of the Business Combination.

Organizational Documents Proposal 9

Edoc’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Charter which will eliminate Class B securities and authorize the issuance of [            ] shares, each with a par value of $0.0001 per share, consisting of [            ] shares of Common Stock and (iii) 20,000 shares of preferred stock.

Reasons for the Approvals of the Organizational Documents Proposals

Director Removal

The Interim Charter and the Proposed Charter both provide for a classified board of directors, such that only a specified portion of the directors is to be elected each year. Under the DGCL, unless the certificate of incorporation otherwise provides, directors on a classified board may be removed only for cause. Edoc’s Board believes that such a standard in addition to a supermajority vote requirement will, in conjunction with the classified nature of the Company Board (i) increase board continuity and the likelihood that experienced board members with familiarity of the Company’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of the Company Board.

Stockholder Action by Written Consent

Permitting stockholder action by written consent would circumvent the usual process of allowing deliberation at a meeting of stockholders, would be contrary to principles of openness and good governance, and would have the potential to inappropriately disenfranchise stockholders, potentially permitting a small group of short-term, special interest or self-interested stockholders, who together hold a threshold amount of shares, and who do not owe any fiduciary responsibilities to other stockholders, to take important actions without the involvement of, and with little or no advance notice to, Calidi or other stockholders. Allowing stockholder action by written consent would also deny all stockholders the right to receive accurate and complete information on a proposal in advance and to present their opinions and consider presentation of the opinions of Calidi’s board of directors and other stockholders on a proposal before voting on a proposed action. The Edoc Board believes that a meeting of stockholders, which provides all stockholders an opportunity to deliberate about a proposed action and vote their shares, is the most appropriate forum for stockholder action.

Charter and Bylaw Amendments

The Proposed Charters require the approval by affirmative vote of holders of at least 66⅔% of the voting power of Calidi’s then-outstanding shares of capital stock entitled to vote in an election of directors to make any amendment to Calidi’s Bylaws not approved by the Board. The Proposed Charters requires the approval by affirmative vote of holders of at least 66⅔% of the voting power of Calidi’s then-outstanding shares of capital stock entitled to vote in an election of directors to make any amendment to certain provisions of Calidi’s Proposed Charter.

These provisions are intended to protect key provisions of the Proposed Bylaws and Proposed Certificate of Incorporation from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Corporate Name

Edoc’s Board believes that changing the post-business combination corporate name from “Edoc Acquisition Corp.” to “Calidi Biotherapeutics Holdings Corp.” is desirable to reflect the Business Combination and to clearly identify the Company as the publicly traded entity.

Blank Check Company

Edoc’s Board has determined it is in the best interest of the Company to eliminate provisions, including the specific provisions highlighted as being removed in the Charter Proposal, specific to Edoc’s status as a blank check company. This elimination is desirable because these provisions will serve no purpose following consummation of the Business Combination.

Authorized Capital Stock

Edoc’s Board believes that it is important for the Company to authorize the issuance of [            ] shares of Common Stock and a 20,000 shares of preferred stock to facilitate the transactions contemplated by the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, on an advisory and non-binding basis, to approve each of the following Proposals (Organizational Documents Proposals 4 – 9):

Organizational Documents Proposal 4

To approve and adopt provisions in the Proposed Charter, which will amend and replace the Interim Charter if the Charter Amendment Proposal is approved, requiring the affirmative vote of the holders of at least 66⅔% of the voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class, to remove a director for cause;

Organizational Documents Proposal 5

To approve and adopt provisions in the Proposed Charter, which will amend and replace the Interim Charter if the Charter Amendment Proposal is approved, providing that) special meetings of stockholders for any purpose or purposes may be called at any time by the majority of Edoc’s Board, the Chairman of the Edoc Board or the Chief Executive Officer of Edoc, and may not be called by another other person or persons and (ii) any action required or permitted to be taken by the stockholders of Edoc must be effected at an annual or special meeting of the stockholders called in accordance with the Bylaws and may not be effected by written consent in lieu of a meeting;

Organizational Documents Proposal 6

To approve and adopt provisions in the Proposed Charter, which will amend and replace the Interim Charter if the Charter Amendment Proposal is approved, providing that (i) the amendment of certain provisions related to director removal and to Bylaw amendments requires the affirmative vote of the holders of at least sixty-six and two thirds (66⅔) percent of the voting power of the then outstanding shares of capital stock of the Company entitled to vote on such amendment and (ii) an amendment of the Bylaws by the stockholders requires the affirmative vote of the holders of at least sixty-six and two thirds (66⅔) percent of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class;

Organizational Documents Proposal 7

To approve and adopt provisions in the Proposed Charter, which will amend and replace the Interim Charter if the Charter Amendment Proposal is approved, changing the post-Business Combination company’s corporate name from “Edoc Acquisition Corp.” to “Calidi Biotherapeutics, Inc.”;

Organizational Documents Proposal 8

To approve and adopt provisions in the Proposed Charter, which will amend and replace the Interim Charter if the Charter Amendment Proposal is approved, to remove certain provisions related to Edoc’s status as a blank check company that will no longer apply upon consummation of the Business Combination; and

Organizational Documents Proposal 9

To approve and adopt provisions in the Proposed Charter, which will eliminate Class B securities and authorize the issuance of [            ] shares, each with a par value of $0.0001 per share, consisting of [            ] shares of Common Stock and (iii) 20,000 shares of preferred stock.

Required Vote for Approval

The approval of the Organizational Documents Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.

As discussed above, the Organizational Documents Proposals are advisory votes and therefore are not binding on Edoc or Edoc’s Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory votes on the Organizational Documents Proposals, the Company intends that the Proposed Charter will take effect upon consummation of the Business Combination (assuming approval of the Charter Proposal).

Recommendation of the Board

THE BOARD RECOMMENDS THAT EDOC’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.

PROPOSAL 10: THE NASDAQ PROPOSAL

PROPOSAL 10: THE NASDAQ PROPOSAL

Overview

In connection with the entering into the Merger Agreement, the shareholders of Edoc who will become the shareholders of the Combined Company upon consummation of the Business Combination are being asked to approve, for purposes of complying with applicable listing rules of the Nasdaq Stock Market, the issuance by the Combined Company of shares of Common Stock and securities convertible into shares of Common Stock in the Business Combination, the PIPE Investment and the Common Stock Investment.

Reasons for the Approval for Purposes of Nasdaq Listing Rule 5635

Pursuant to Rule 5635 of the Nasdaq Listing Rules, shareholder approval is required prior to the sale, issuance or potential issuance of common stock (or securities convertible into or exercisable for common stock), which equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance. Additionally, under Rule 5635 of the Nasdaq Listing Rules, shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Edoc.

Upon the consummation of the Business Combination, Edoc expects to issue an estimated [            ] shares of the Combined Company’s common stock in connection with the Business Combination. In addition, the Combined Company will issue PIPE Common Shares, PIPE Preferred Shears and the PIPE Warrant in connection with the PIPE Investment. Finally, under the Common Stock Purchase Agreement, the Combined Company may sell up to $75,000,000 of its common stock at a purchase price based on a percentage of the volume weighted average price of the Combined Company’s common stock at the time a notice of purchase is given.

Accordingly, the aggregate number of shares of Edoc common stock that the Combined Company will issue in connection with the Business Combination, the PIPE Investment and the Common Stock Investment will exceed 20% of both the voting power and the shares of Edoc common stock outstanding before such issuance and may result in a change of control of the registrant under Nasdaq Listing Rule 5635. For these reasons, Edoc is seeking the approval of Edoc shareholders for the issuance of shares of Combined Company common stock (and securities convertible into or exercisable for common stock) pursuant in connection with the Business Combination, the PIPE Investment and the Common Stock Investment.

Recommendation of the Edoc Board of Directors

EDOC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL.

PROPOSAL 11: THE INCENTIVE PLAN PROPOSAL

General

Prior to the consummation of the Business Combination, Edoc’s Board is expected to approve and adopt, subject to Edoc shareholder approval, the 2022 Equity Incentive Plan, or the Incentive Plan. If the Incentive Plan is approved by the shareholders, the Combined Company will be authorized to grant equity awards to eligible service providers following consummation of the Business Combination (the “Closing Date”). The form of the Incentive Plan is attached to this proxy statement/prospectus as Annex E. The Edoc Board is still in the process of developing, approving and implementing the Incentive Plan and, accordingly, there can be no assurance that the Incentive Plan will be implemented or will contain the terms described below. Edoc’s shareholders are being asked to approve the Incentive Plan as presented.

Purpose of the Incentive Plan Proposal

The purpose of the Incentive Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to the success of the Combined Company, and any Parents and Subsidiaries that exist now or in the future, by offering them an opportunity to participate in the Combined Company’s future performance through the grant of Awards (as defined in the Incentive Plan). Edoc believes that the Incentive Plan will be important in helping to attract and retain service providers of the Combined Company with exceptional qualifications.

Reasons for the Approval of the Incentive Plan Proposal

Shareholder approval of the Incentive Plan is necessary in order for the Combined Company to (a) meet the shareholder approval requirements of the Nasdaq and (b) grant incentive stock options (“ISOs”). Shareholders are also being asked to approve an annual limitation on Incentive Plan awards paid to non- employee directors.

Consequences if the Incentive Plan Proposal is Not Approved

If the Incentive Plan is not approved by Edoc’s shareholders, the Incentive Plan will not become effective and the Combined Company will not be able to grant equity awards under the Incentive Plan. Edoc believes that the Combined Company’s ability to recruit, retain and incentivize top talent will be adversely affected if the Incentive Plan is not approved.

Material Terms of the Incentive Plan

The material terms of the Incentive Plan, as currently contemplated by Edoc’s Board, are summarized below. This summary, however, is not intended to be a complete description of the Incentive Plan and is qualified in its entirety by reference to the complete text of the Incentive Plan, the form of which is attached to this proxy statement/prospectus as Annex E. To the extent there is a conflict between the terms of this summary and the Incentive Plan, the terms of the Incentive Plan will control. As noted above, the Edoc Board is in the process of developing, approving and implementing the Incentive Plan and, accordingly, there can be no assurance that the Incentive Plan will be implemented or will contain the terms described below. Accordingly, this summary is subject to change. Edoc’s shareholders are being asked to approve the Incentive Plan as presented.

Administration.    The Incentive Plan is expected to be administered by the Combined Company’s compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by the board of directors of the Combined Company acting in place of the compensation committee (the “Incentive Plan Administrator”). Subject to the terms and conditions of the Incentive Plan, the compensation committee will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret the Incentive Plan, determine the number of shares of common stock or other consideration subject to awards. determine the terms of such awards and prescribe, amend and rescind the rules and regulations relating to the plan or any award granted thereunder, as well as to make all other determinations necessary or advisable for the administration of the Incentive Plan. The Incentive Plan provides that the board of directors or compensation committee may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, except, however, that awards granted to non-employee directors may only be established by the Combined Company’s Board.

Types of Awards.    The Incentive Plan allows for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, and restricted stock units, (the “Awards”) at the discretion of the Incentive Plan Administrator.

Share Reserve.    Subject to Sections 2.6 and 20 in the Incentive Plan, the total number of shares of Common Stock (the “Shares”) reserved and available for grant and issuance pursuant to the Equity Plan is _____________________ (____________________) Shares, which is [equal to the sum of (x) [20 percent (20%)] of the Fully Diluted Combined Company Shares determined as of immediately after the Effective Time (after giving effect to the Redemption).]

Lapsed or Returned Awards.    If Shares are subject to issuance upon exercise of an Option or SAR granted under the Incentive Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR, are subject to Awards granted under the Incentive Plan that are forfeited or are repurchased by the Combined Company at the original issue price, are subject to Awards granted under Incentive Plan that otherwise terminate without such Shares being issued or are surrendered pursuant to an Exchange Program (as defined in the Incentive Plan), the Shares subject to such awards will again be available for issuance under the Incentive Plan. If options or stock appreciation rights granted under the Incentive Plan are exercised or restricted stock units are settled, only the number of shares actually issued upon exercise or settlement of such awards will reduce the number of shares available under the Incentive Plan. If an award is paid out in cash or other property rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Incentive Plan. Shares used to satisfy the tax withholding obligations related to an RSU or used to pay the exercise price of an Award or withheld to satisfy the tax withholding obligations related to an Award will become available for grant and issuance in connection with subsequent Awards under this Plan. Shares that otherwise become available for grant and issuance due to the foregoing will not include Shares subject to Awards that initially became available because of the substitution clause in Section 21.2 in the Incentive Plan.

Shares issued under the Incentive Plan may be authorized but unissued shares or treasury shares. As of the date hereof, no awards have been granted under the Incentive Plan.

Incentive Stock Option Limit.    No more than        shares of the Combined Company’s Common Stock may be issued under the Incentive Plan upon the exercise of ISOs.

Annual Limitation on Compensation of Non-Employee Directors.    Non-Employee Directors are eligible to receive any type of Award offered under this Plan except ISOs. The grant date fair value of awards granted to each non-employee director during any fiscal year of the Combined Company may not exceed $750,000 (on a per-director basis). This limit is increased to $1,000,000 in the fiscal year a non-employee director is initially appointed or elected to the Combined Company’s Board. A Non-Employee Director may elect to receive his or her annual retainer payments and/or meeting fees from the Combined Company in the form of cash or Awards or a combination thereof, if permitted, and as determined, by the Incentive Plan Administrator.

Eligibility.    Employees (including officers), directors and consultants who render services to the Combined Company or a parent or subsidiary thereof (whether now existing or subsequently established) are eligible to receive awards under the Incentive Plan. ISOs may only be granted to employees of the Combined Company or a parent or subsidiary thereof (whether now existing or subsequently established). As of and assuming closing of the Business Combination, approximately            __ persons (including __ executive officers and            __ non-employee directors) would be eligible to participate in the Incentive Plan.

International Participation.    The Incentive Plan Administrator has the authority to determine which subsidiaries of the Combined Company will be covered by the Incentive Plan, determine which individuals outside the United States are eligible to participate in the Incentive Plan, modify the terms and conditions of any Award granted to individuals outside the United States or foreign nationals to comply with applicable foreign laws, policies, customs, and practices, establish subplans and modify applicable grant terms and take any action that the Incentive Plan Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals.

Repricing.    The Incentive Plan Administrator has full authority to reprice (reduce the exercise price of) options and stock appreciation rights or to approve programs in which options and stock appreciation rights are exchanged for cash or other equity awards on terms the Incentive Plan Administrator determines, with the consent of the respective participants.

Stock Options.    A stock option is the right to purchase a certain number of shares of stock at a fixed exercise price which, pursuant to the Incentive Plan, may not be less than 100% of the fair market value of the Combined Company’s Common Stock on the date of grant. Subject to limited exceptions, an option may have a term of up to 10 years and will generally expire sooner if the optionholder’s service terminates. Options will vest at the rate determined by the Incentive Plan Administrator. An optionholder may pay the exercise price of an option in cash, or, with the administrator’s consent, with shares of stock the optionholder already owns, with proceeds from an immediate sale of the option shares through a broker approved by the Incentive Plan Administrator, through a net exercise procedure or by any other method permitted by applicable law.

The Incentive Plan Administrator may grant Incentive Stock Options (ISOs) or nonqualified stock options not intended to qualify as ISOs (NSOs) to eligible Employees and shall further determine the number of Shares subject to the option, the exercise price of the option, the period during which the option may vest and be exercised, and all other terms and conditions of the option.

With respect to awards granted as ISOs, to the extent that the aggregate fair market value of the Combined Company’s Common Stock with respect to which such ISOs are exercisable for the first time by an optionholder during any calendar year under all of the Combined Company’s stock plans exceeds one hundred thousand dollars ($100,000), such options will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the Combined Company’s total combined voting power or that of any parent or subsidiary of the Combined Company unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the ISO does not exceed five years from the date of grant.

Stock Appreciation Rights (SARs).    A stock appreciation right provides the recipient with the right to the appreciation in a specified number of shares of stock. The Incentive Plan Administrator shall determine the terms of each SAR, including the number of Shares subject to the SAR, the exercise price, which may not be less than the fair market value of the Combined Company’s Common Stock on the date of grant, and exercise period, the consideration to be distributed on exercise and settlement of the SAR, and the effect of the termination of service on each SAR. Subject to limited exceptions, a stock appreciation right may have a term of up to 10 years and will generally expire sooner if the recipient’s service terminates. SARs will vest at the rate determined by the Incentive Plan Administrator. Upon exercise of a SAR, the recipient will receive an amount in cash, stock, or a combination of stock and cash determined by the Incentive Plan Administrator, equal to the excess of the fair market value of the shares being exercised over their exercise price.

Restricted Stock Awards.    A Restricted Stock Award is an offer by the Combined Company to sell to an eligible employee that are subject to restrictions. Shares of restricted stock may be issued under the Incentive Plan pursuant to a restricted stock award agreement, for such consideration as the Incentive Plan Administrator may determine, including cash, services rendered or to be rendered to the Combined Company or such other forms of consideration permitted under applicable law. The Incentive Plan Administrator in its discretion shall determine the number of shares that may be purchased, the purchase price (if any), the restrictions under which the Shares will be subject, and all other terms and conditions of the restricted stock award. Recipients of restricted stock generally have all of the rights of a shareholder with respect to those shares, including voting rights, however any dividends and other distributions on restricted stock will generally be subject to the same restrictions on transferability and forfeitability as the underlying shares.

Restricted Stock Units.    A restricted stock unit (RSU) is a right to receive a share, at no cost to the recipient, upon satisfaction of certain conditions, including vesting conditions, established by the Incentive Plan Administrator pursuant to a restricted stock unit agreement. RSUs vest at the rate determined by the Incentive Plan Administrator and any unvested RSUs will generally be forfeited upon termination of the recipient’s service, provided that no RSU will have a term longer than 10 years. If the RSU is being earned upon satisfaction of performance criteria, the Incentive Plan Administer shall determine the nature, length, and starting date for the RSU, select from among the performance criteria to be used to measure the performance, if any, and determine the number of Shares deemed subject to the RSU. Settlement of restricted stock units may be made in the form of cash, stock or a combination of cash and stock, as determined by the Incentive Plan Administrator in its sole discretion. Recipients of restricted stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the Incentive Plan Administrator’s discretion and as set forth in the applicable restricted stock unit agreement, restricted stock units may provide for the right to dividend equivalents which will generally be subject to the same conditions and restrictions as the restricted stock units to which they pertain.

Changes to Capital Structure.    In the event of certain changes in capitalization, including a stock split, reverse stock split or stock dividend, proportionate adjustments will be made in the number and kind of shares available for issuance under the Incentive Plan, the limit on the number of shares that may be issued under the Incentive Plan as ISOs, the number and kind of shares subject to each outstanding award and/or the exercise price of each outstanding award, subject to any required action by the Board or the stockholders of the Combined Company and in compliance with applicable securities or other laws. No fractional shares shall be issued.

Corporate Transactions; Change in Control.    If the Combined Company is party to a merger, consolidation or certain change in control transactions, each outstanding award will be treated as described in the definitive transaction agreement, which need not treat all outstanding awards in an identical manner, and, may include the continuation, assumption or substitution of an outstanding award, the cancellation of an outstanding award after an opportunity to exercise or the cancellation of an outstanding award in exchange for a payment equal to the value of the shares subject to such award less any applicable exercise price. In general, if an award held by a participant who remains in service at the effective time of a change in control transaction is not continued, assumed or substituted, then the award will vest in full. In the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute outstanding awards pursuant to a Corporate Transaction (as defined in the Incentive Plan), then the Incentive Plan Administrator will notify each participant that such participant’s award will, if exercisable, be exercisable for a period of time determined by the Incentive Plan Administrator in its sole discretion, and such award will terminate upon the expiration of such period.

Transferability of Awards.    Unless the Incentive Plan Administrator determines otherwise, an award generally will not be transferable other than by beneficiary designation, a will or the laws of descent and distribution. The Incentive Plan Administrator may permit transfer of an award in a manner consistent with applicable law.

Amendment and Termination.    The Incentive Plan Administrator may amend or terminate the Incentive Plan at any time. Any such amendment or termination will not affect outstanding awards. If not sooner terminated, the Incentive Plan will terminate automatically 10 years after its adoption by the Edoc Board. Shareholder approval is not required for any amendment of the Incentive Plan, unless required by applicable law, government regulation or exchange listing standards.

Certain Federal Income Tax Aspects of Awards Under the Incentive Plan

This is a brief summary of the U.S. federal income tax aspects of awards that may be made under the Incentive Plan based on existing U.S. federal income tax laws as of the date of this this proxy statement/prospectus. This summary covers only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the Incentive Plan should consult their own professional tax advisors concerning tax aspects of awards under the Incentive Plan. The discussion below concerning tax deductions that may become available to the Combined Company under U.S. federal tax law is not intended to imply that the Combined Company will necessarily obtain a tax benefit from those deductions. The tax consequences of awards under the Incentive Plan depend upon the type of award. Changes to tax laws following the date of this proxy statement/prospectus could alter the tax consequences described below.

Incentive Stock Options.    No taxable income is recognized by an optionholder upon the grant or vesting of an ISO, and no taxable income is recognized at the time an ISO is exercised unless the optionholder is subject to the alternative minimum tax. The excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares is includable in alternative minimum taxable income.

If the optionholder holds the purchased shares for more than one year after the date the ISO was exercised and more than two years after the ISO was granted (the “required ISO holding periods”), then the optionholder will generally recognize long-term capital gain or loss upon disposition of such shares. The gain or loss will equal the difference between the amount realized upon the disposition of the shares and the exercise price paid for such shares. If the optionholder disposes of the purchased shares before satisfying either of the required ISO holding periods, then the optionholder will recognize ordinary income equal to the fair market value of the shares on the date the ISO was price paid for the shares (or, if less, the amount realized on a sale of such shares). Any additional gain will be a capital gain and will be treated as short-term or long-term capital gain depending on how long the shares were held by the optionholder.

Nonqualified Stock Options (NSOs).    No taxable income is recognized by an optionholder upon the grant or vesting of an NSO, provided the NSO does not have a readily ascertainable fair market value. If the NSO does not have a readily ascertainable fair market value, the optionholder will generally recognize ordinary income in the year in which the option is exercised equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. If the optionholder is an employee or former employee, the optionholder will be required to satisfy the tax withholding requirements applicable to such income. Upon resale of the purchased shares, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the optionholder.

Stock Appreciation Rights.    In general, no taxable income results upon the grant of a SAR. A participant will generally recognize ordinary income in the year of exercise equal to the value of the shares or other consideration received. In the case of a current or former employee, this amount is subject to income tax withholding. Upon resale of the shares acquired pursuant to a SAR, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the recipient.

Restricted Stock Awards.    A participant who receives an award of restricted stock generally does not recognize taxable income at the time of the award. Instead, the participant recognizes ordinary income when the shares vest, subject to withholding if the participant is an employee or former employee. The amount of taxable income is equal to the fair market value of the shares on the vesting date(s) less the amount, if any, paid for the shares. Alternatively, a participant may make a one-time election to recognize income at the time the participant receives restricted stock in an amount equal to the fair market value of the restricted stock (less any amount paid for the shares) on the date of the award by making an election under Section 83(b) of the Code.

Restricted Stock Unit.    In general, no taxable income results upon the grant of an RSU. The recipient will generally recognize ordinary income, subject to withholding if the recipient is an employee or former employee, equal to the fair market value of the shares that are delivered to the recipient upon settlement of the RSU. Upon resale of the shares acquired pursuant to an RSU, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the recipient.

Section 409A.    The foregoing description assumes that Section 409A of the Code does not apply to an award. In general, options and stock appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying stock at the time the option or stock appreciation right was granted. RSUs are subject to Section 409A unless they are settled within two and one half months after the end of the later of (a) the end of the Combined Company’s fiscal year in which vesting occurs or (b) the end of the calendar year in which vesting occurs. Restricted stock awards are not generally subject to Section 409A. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% U.S. federal tax in addition to the U.S. federal income tax at the participant’s usual marginal rate for ordinary income, plus premium interest.

Tax Treatment of the Combined Company.    The Combined Company will generally be entitled to an income tax deduction at the time and to the extent a participant recognizes ordinary income as a result of an award granted under the Incentive Plan. However, Section 162(m) of the Code may limit the deductibility of certain awards granted under the Incentive Plan. Although the Incentive Plan Administrator considers the deductibility of compensation as one factor in determining executive compensation, the Incentive Plan Administrator retains the discretion to award and pay compensation that is not deductible as it believes that it is in the shareholders’ best interests to maintain flexibility in the approach to executive compensation and to structure a program that the Combined Company considers to be the most effective in attracting, motivating and retaining key employees.

New Plan Benefits

Benefits to be received under the Incentive Plan are not determinable since they depend on awards to be established by the Incentive Plan Administrator.

Registration with the SEC

If the Incentive Plan is approved by Edoc’s shareholders and becomes effective, Edoc intends to file a registration statement on Form S-8 registering the shares of the Combined Company’s Common Stock reserved for issuance under the Incentive Plan as soon as reasonably practicable after Edoc becomes eligible to use such form.

Resolution to be Voted on

The full text of the Incentive Plan Proposal resolution is as follows:

“RESOLVED, as an ordinary resolution, that the Calidi Biotherapeutics, Inc. 2022 Equity Incentive Plan, the form of which is appended to the proxy statement/prospectus in respect of the meeting as Annex E, be approved and adopted in all respects.”

Required Vote for Approval

The Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposal and the Nasdaq Proposal at the special meeting. If the Business Combination Proposal, the Charter Proposal or the Nasdaq Proposal are not approved, this Proposal 11 will have no effect, even if approved by Edoc’s shareholders.

The approval of the Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.

Recommendation of the Edoc Board with Respect to the Incentive Plan Proposal

THE EDOC BOARD RECOMMENDS THAT THE EDOC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL 12: THE ESPP PROPOSAL

Overview

In this Proposal No. 12, Edoc is asking our shareholders to approve the Calidi Biotherapeutics, Inc. 2022 Employee Stock Purchase Plan, hereinafter the 2022 ESPP. The Edoc board of directors will adopt the 2022 ESPP prior to the Meeting, in substantially the form of Annex F attached hereto, subject to shareholder approval at the Meeting. If shareholders approve this proposal, the 2022 ESPP will become effective on the consummation of the Merger. If the 2022 ESPP is not approved by the shareholders, it will not become effective. The 2022 ESPP is described in more detail below.

The purpose of the 2022 ESPP is to provide a means whereby Calidi Biotherapeutics can align the long-term financial interests of its employees with the financial interests of its shareholders. In addition, the board of directors believes that the ability to allow its employees to purchase shares of Calidi Biotherapeutics Common Stock will help Calidi Biotherapeutics to attract, retain, and motivate employees and encourages them to devote their best efforts to Calidi Biotherapeutics’ business and financial success.

Approval of the 2022 ESPP by Edoc shareholders will allow Calidi Biotherapeutics to provide its employees with the opportunity to acquire an ownership interest in Calidi Biotherapeutics through their participation in the 2022 ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of Calidi Biotherapeutics’ shareholders. When the Merger closes, Calidi Biotherapeutics is expected to have approximately [•] employees eligible to participate in the 2022 ESPP.

Description of the 2022 ESPP

The material features of the 2022 ESPP are described below. The following description of the 2022 ESPP is a summary only. This summary is not a complete statement of the 2022 ESPP and is qualified in its entirety by reference to the complete text of the 2022 ESPP, a copy of which is attached hereto as Annex F. Edoc shareholders should refer to the 2022 ESPP for more complete and detailed information about the terms and conditions of the 2022 ESPP.

Purpose.    The purpose of the 2022 ESPP is to provide a means by which eligible employees of Calidi Biotherapeutics and certain designated companies may be given an opportunity to purchase shares of Calidi Biotherapeutics Common Stock following the closing of the Merger, to assist Calidi Biotherapeutics in retaining the services of eligible employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for Calidi Biotherapeutics’ success.

The Plan includes two components: a 423 Component and a Non-423 Component. Calidi Biotherapeutics intends that the 423 Component will qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the 2022 ESPP or determined by Calidi Biotherapeutics board of directors, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Share Reserve.    The maximum number of shares of Calidi Biotherapeutics Common Stock that may be issued under the 2022 ESPP will be set by the Calidi Biotherapeutics board of directors at a number that represents approximately [•]% of Calidi Biotherapeutics’ fully diluted Common Stock immediately after the closing of the Merger. Based on Calidi Biotherapeutics’s anticipated Common Stock upon closing, this will be approximately [•] shares of Calidi Biotherapeutics Common Stock, assuming no redemptions, or [•] shares of Calidi Biotherapeutics Common Stock if all [•] public shares are redeemed. In any event, the number of shares of Calidi Biotherapeutics Common Stock available for issuance under the 2022 ESPP upon it becoming effective will not exceed [•]. Additionally, the number of shares of Calidi Biotherapeutics Common Stock reserved for issuance under the 2022 ESPP will automatically increase on January 1st of each year, beginning on January 1, 2023 and continuing through and including January 1, 2032, by 1.0% of the total number of shares of Calidi Biotherapeutics Common Stock outstanding or issuable upon conversion or exercise of outstanding instruments on December 31st of the preceding calendar year or such lesser number of shares of Calidi Biotherapeutics Common Stock as determined by the Calidi Biotherapeutics board of directors. Shares subject to purchase rights granted under the 2022 ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the 2022 ESPP.

Administration.    Calidi Biotherapeutics’ board of directors, or a duly authorized committee thereof, will administer the 2022 ESPP.

Limitations.    Calidi Biotherapeutics employees and the employees of any of its designated affiliates, will be eligible to participate in the 2022 ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the 2022 ESPP, as determined by the administrator: (1) customary employment with Calidi Biotherapeutics or one of its affiliates for more than 20 hours per week and five or more months per calendar year or (2) continuous employment with Calidi Biotherapeutics or one of its affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. In addition, Calidi Biotherapeutics Board may also exclude from participation in the 2022 ESPP or any offering, employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) or a subset of such highly compensated employees. If this proposal is approved by the shareholders, all the employees of Calidi Biotherapeutics and its related corporations will be eligible to participate in the 2022 ESPP following the closing of the Merger. An employee may not be granted rights to purchase stock under the 2022 ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of Calidi Biotherapeutics’ capital stock or (b) to the extent that such rights would accrue at a rate that exceeds [$25,000] worth of Calidi Biotherapeutics’ capital stock for each calendar year that the rights remain outstanding.

The 2022 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of Calidi Biotherapeutics Common Stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under the 2022 ESPP. The administrator has the discretion to structure an offering so that if the fair market value of a share of Calidi Biotherapeutics Common Stock on any purchase date during the offering period is less than or equal to the fair market value of a share of Calidi Biotherapeutics Common Stock on the first day of the offering period, then that offering will terminate immediately, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately after such purchase date.

A participant may not transfer purchase rights under the 2022 ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the 2022 ESPP.

Payroll Deductions.    The 2022 ESPP permits participants to purchase shares of Calidi Biotherapeutics Common Stock through payroll deductions of up to 15% of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of Calidi Biotherapeutics Common Stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares, without interest. Participation ends automatically upon termination of employment with Calidi Biotherapeutics and its related corporations.

Withdrawal.    Participants may withdraw from an offering by delivering a withdrawal form to Calidi Biotherapeutics and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the plan administrator. Upon such withdrawal, Calidi Biotherapeutics will distribute to the employee his or her accumulated but unused contributions without interest, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any other offerings under the 2022 ESPP.

Termination of Employment.    A participant’s rights under any offering under the 2022 ESPP will terminate immediately if the participant either (i) is no longer employed by Calidi Biotherapeutics or any of its parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, Calidi Biotherapeutics will distribute to the participant his or her accumulated but unused contributions, without interest.

Corporate Transactions.    In the event of certain specified significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue, or substitute each outstanding purchase right. If the successor corporation does not assume, continue, or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new purchase date will be set. The participants’ purchase rights will be exercised on the new purchase date and such purchase rights will terminate immediately thereafter.

Amendment and Termination.    Calidi Biotherapeutics’ board of directors has the authority to amend, suspend, or terminate the 2022 ESPP, at any time and for any reason, provided certain types of amendments will require the approval of Calidi Biotherapeutics shareholders. Any benefits privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. The 2022 ESPP will remain in effect until terminated by Calidi Biotherapeutics’ board of directors in accordance with the terms of the 2022 ESPP.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and Calidi Biotherapeutics with respect to participation in the 2022 ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of Calidi Biotherapeutics Common Stock acquired under the 2022 ESPP. The 2022 ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

423 Component of the 2022 ESPP

Rights granted under the 423 Component of the 2022 ESPP are intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of Calidi Biotherapeutics Common Stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.

Non-423 Component

A participant will be taxed on amounts withheld for the purchase of shares of Calidi Biotherapeutics Common Stock as if such amounts were actually received. Under the Non-423 Component, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the purchase right over the purchase price. If the participant is employed by Calidi Biotherapeutics or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the purchase right, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

There are no U.S. federal income tax consequences to Calidi Biotherapeutics by reason of the grant or exercise of rights under the 2022 ESPP. Calidi Biotherapeutics is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of tax reporting obligations).

New Plan Benefits

Participation in the 2022 ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the 2022 ESPP. Therefore, Edoc cannot currently determine the benefits or number of shares subject to purchase rights and a new plan benefits table is thus not provided.

Vote Required for Approval

The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Recommendation of Edoc’s Board of Directors

EDOC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

PROPOSAL 13: DIRECTOR APPOINTMENT PROPOSAL

Overview

The Director Appointment Proposal — for holders of Class B ordinary shares, to consider and vote upon a proposal by ordinary resolution, assuming the Domestication Proposal, the Business Combination Proposal, and the Organizational Documents Proposals are approved, to appoint seven (7) directors who, upon consummation of the Business Combination, will be the directors of the Combined Company (“Director Appointment Proposal”).

Nominees

As contemplated by the Merger Agreement, the Board of the Combined Company following consummation of the Business Combination transaction will consist of up to seven (7) directors.

The Company’s board of directors will only consist of one class of directors. Five (5) nominees, Allan Camaisa, Heehyoung Lee, Scott Leftwich, George Ng and James Schoeneck nominated by Calidi, one (1) nominee, Yan Michael Li will be nominated by Edoc, and one (1) nominee, Alfonso Zulueta was mutually agreed upon, and nominated by, Edoc and Calidi.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the holders of Edoc Class B Ordinary Shares approve and ratify the following individuals to serve as directors of Calidi, effective upon the Closing of the Business Combination or until their respective successors are duly elected and qualified or until their earlier death, resignation, retirement or removal for cause:

Name
Allan Camaisa
Heehyoung Lee
Scott Leftwich
George Ng
James Schoeneck
Alfonso Zulueta
Michael Li

For more information on the experience of each of these director nominees, please see the section titled “Management of Company Following the Business Combination” of this proxy statement/prospectus.

Vote Required for Approval

The approval of the Director Appointment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of the Class B ordinary shares who, being present and entitled to vote on a Proposal at the Meeting, vote at the Meeting.

Under the terms of the Current Charter, prior to Edoc’s consummation of an initial business combination, only the holders of Class B ordinary shares are entitled to vote on the Director Appointment Proposal. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting, and accordingly abstentions and broker non-votes will not have an effect on the outcome of the vote. Holders of Class B ordinary shares may vote “FOR ALL” or “WITHHOLD ALL” or may withhold their vote with respect to particular director nominee(s).

Recommendation of the Edoc Board of Directors

THE EDOC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CLASS B ORDINARY SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR APPOINTMENT PROPOSAL.

The existence of financial and personal interests of one or more of Edoc’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Edoc and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Edoc’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “Proposal 2: Business Combination Proposal — Interests of Edoc’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL 14: THE ADJOURNMENT PROPOSAL

In the event there are not sufficient votes for, or otherwise in connection with, the adoption of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Incentive Plan and the ESPP Proposal, the Edoc Board may adjourn the Meeting to a later date, or dates, if necessary, to permit further solicitation of proxies. In no event will Edoc seek adjournment which would result in soliciting of proxies, having a shareholder vote, or otherwise consummating a business combination after August 12, 2022 (or such later date as may be reflected in the Current Charter as in effect at the time of the Meeting).

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented at the Meeting and is not approved by the shareholders of Edoc, Edoc’s Board may not be able to adjourn the Meeting to a later date in the event, based on the tabulated votes, that there are not sufficient votes at the time of the Meeting to approve the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal. In such event, the Business Combination may not be completed.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the meeting to a later date or dates, if necessary, be determined by the chairman of the meeting to permit further solicitation and vote of proxies if it is determined by the Board that more time is necessary or appropriate to approve one or more Proposals at the meeting be adopted and approved in all respects.”

Required Vote for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes which are cast by those holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.

Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Recommendation of the Edoc Board

THE EDOC BOARD RECOMMENDS THAT EDOC SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this prospectus.

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Edoc and Calidi, adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined balance sheet as of March 31, 2022, is presented as if the merger had occurred on March 31, 2022. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2022, and the year ended December 31, 2021, gives effect to the merger, as if it had been completed on January 1, 2021.

The Merger is expected to be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Edoc will be treated as the “accounting acquiree” and Calidi as the “accounting acquirer” for financial reporting purposes. Calidi was determined to be the accounting acquirer primarily because, among other factors, Calidi stakeholders will collectively own a majority of the outstanding shares of the combined company as of the closing of the merger, Calidi will nominate five of the seven board of directors as of the closing of the merger, and Calidi’s management will continue to manage and operate the combined company. Additionally, Calidi’s business will comprise the ongoing operations of the combined company immediately following the consummation of the Merger. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of Calidi issuing shares for the net assets of Edoc, followed by a recapitalization. Accordingly, the consolidated assets, liabilities, and results of operations of Calidi will become the historical financial statements of combined go-forward company, and Edoc’s assets, liabilities and results of operations will be consolidated with Calidi beginning on the acquisition date.

Calidi and Edoc have not had any historical relationships prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies. The unaudited pro forma condensed combined statement of operations does not include the effects of the costs associated with any integration or restructuring activities resulting from the merger, as they are nonrecurring in nature. In addition, the unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger. However, the unaudited pro forma condensed combined balance sheet includes a pro forma adjustment to reduce cash and shareholders’ equity to reflect the payment of certain anticipated merger costs.

The historical financial information of Edoc was derived from the unaudited condensed financial statements of Edoc as of, and for the three months ended March 31, 2022, and from the audited financial statements of Edoc as of, and for the year ended December 31, 2021, included elsewhere in this proxy statement/consent solicitation statement/prospectus. The historical financial information of Calidi was derived from the unaudited condensed consolidated financial statements of Calidi as of, and for the three months ended March 31, 2022, and from the audited consolidated financial statements of Calidi as of, and for the year ended December 31, 2021, included elsewhere in this proxy statement/consent solicitation statement/prospectus. This information should be read together with Edoc’s and Calidi’s audited financial statements and related notes, the sections titled “Edoc’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Calidi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Merger and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The go-forward combined company will incur additional costs after the Merger in order to satisfy its obligations as an SEC-reporting public company.

The Business Combination and Related Transactions

On February 2, 2022, Edoc and Calidi entered into an Agreement and Plan of Merger, as amended as of February 8, 2022 and as amended as of May 24, 2022 (as may be further amended or supplemented from time to time, the “Merger Agreement”), with Edoc Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of Edoc (“Merger Sub”), Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”), American Physicians LLC (the “Sponsor”), in its

capacity as Purchaser Representative for purposes of the Merger Agreement, and Allan Camaisa, in his capacity as Seller Representative for purposes of the Merger Agreement. All of the transactions that are the subject of the Merger Agreement are referred to collectively as the “Business Combination.” As a result of the Business Combination, all outstanding stock of Calidi will be cancelled in exchange for the right to receive newly issued shares of common stock of the Company (following the Domestication), par value $0.0001 per share (“Common Stock”) and all outstanding options to purchase Calidi stock will be exchanged for options exercisable for newly issued shares of Common Stock. The total consideration to be received by security holders of Calidi at the Closing will be newly issued shares of Common Stock and securities convertible or exchangeable for newly issued shares of Common Stock with an aggregate value equal to $380,000,000, subject to adjustments for Calidi’s closing debt, net of cash (after adjusting for the cash impact of certain Calidi transaction expenses incurred after February 2, 2022) (the “Merger Consideration”), with each Calidi stockholder receiving for each share of Calidi common stock held (after giving effect to the exchange or conversion of all outstanding Calidi preferred shares for shares of Calidi common stock and treating all vested in-the-money Calidi convertible securities (including, on a net exercise basis, all vested qualified Calidi stock options but excluding all vested non-qualified stock options) as if such securities had been exercised as of immediately prior to the Merger, but excluding all unvested Calidi stock options and any treasury stock) a number of shares of Common Stock equal to a conversion ratio to be determined as of the Closing. For purposes of the presentation of unaudited pro forma condensed combined financial information, it is assumed that the number of shares of Class A Common Stock issued by Edoc to the Calidi security holders at the Closing is 38,000,000 shares (though the exact number of securities issuable to the Calidi security holders pursuant to the Merger Agreement will be determined based on the terms of the Merger Agreement, with the number of shares that each holder of Calidi common stock will receive to be determined based on a conversation ratio to be determined as of the Closing Date, taking into account, among other factors, adjustments to the Merger Consideration as of the Closing Date). At the Closing, 150,000 shares of Common Stock otherwise issuable to Calidi security holders as Merger Consideration will be held back and deposited into an escrow account for release to the Calidi Stockholders if the post-closing net debt true-up results in an increase in the amount of the Merger Consideration. The unaudited pro forma condensed combined financial information contained herein does not account for the assumption by the Combined Company at the Closing of unvested Calidi Stock Options or vested Non-Qualified Stock Options or future issuances of shares of Common Stock upon exercise thereof.

The unaudited pro forma condensed combined financial information contained herein also assumes that, concurrently or immediately prior to the Closing, the PIPE Investor has purchased 20,000 shares of newly issued Series A Convertible Preferred Stock of Edoc, par value $0.0001 per share (the “PIPE Preferred Shares”), for $1,000 per share, for an aggregate purchase price of $20 million, and 500,000 shares of Common Stock, par value $0.0001 per share (“PIPE Common Shares”), for an aggregate purchase price of $5 million (the “PIPE Investment”) and that the PIPE Investor will also be issued a warrant to purchase up to an additional 2,500,000 shares of Common Stock at an initial exercise price equal $11.50 per share, for a term of three years. Additionally, the unaudited pro forma condensed combined financial information contained herein reflect that Edoc has entered into the Backstop Agreements with the Backstop Investors in the amount of $22,924,000, in connection with which the Backstop Investors have purchased, and agreed to hold, 2,200,000 Class A ordinary shares subject to the Forward Share Purchase Agreements. Additionally, in consideration of the Backstop Investors’ obligations under the Backstop Agreements, the Sponsor has transferred 338,907 Backstop Transferred Founder Shares to the Backstop Investors and has committed to transfer, in up to three installments, up to an additional 225,940 Additional Backstop Transferred Founder Shares to the Backstop Investors in the event that the Business Combination is not consummated by May 12, June 12 and July 12, 2022, respectively. Further, the unaudited pro forma condensed combined financial information contained herein reflect Edoc has entered into a Common Stock Purchase Agreement with the Common Stock Investor, pursuant to which Edoc has the right to sell to the Common Stock Investor up to $75,000,000 in shares of Common Stock, subject to certain limitations and conditions set forth in the Purchase Agreement. The unaudited pro forma condensed combined financial information contained herein also assumes the issuance of 150,000 shares of common stock to the Common Stock Investor representing the Commitment Shares pursuant to the Common Stock Agreement (also referred to as the equity line of credit or “ELOC”) assuming a total commitment of up to $75 million by the Common Stock Investor. The unaudited pro forma condensed combined financial information contained herein does not include any assumption of future drawdowns, if available, from the ELOC and therefore excludes any adjustment for the future issuance of shares under the Common Stock Purchase Agreement.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Edoc’s class A ordinary shares:

•        Assuming No Redemptions:    This scenario assumes that none of the outstanding Public Shares of Edoc are redeemed.

•        Assuming Maximum Redemptions:    This scenario assumes that 473,242 Public Shares are redeemed for aggregate redemption payments of approximately $4.9 million (assuming a redemption price of approximately $10.27 per Public Share, based on funds in the Trust Account and working capital available to Edoc outside of the Trust Account as of March 31, 2022), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing, assuming that all of the Backstop Investors fulfill their contractual obligations to hold and not redeem their Public Shares in connection with the Closing. As all of the holders of Edoc’s Class B common stock waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The following summarizes the pro forma common shares outstanding under the two scenarios:

	No Redemption		Maximum Redemption
	Class A Ordinary Shares	%	Class A Ordinary Shares	%
Stockholders
Calidi stockholders(1)	38,000,000	80.7%	38,000,000	81.5%
Edoc public stockholders (redeemable shares)	473,242	1.0%	—	—%
Shares underlying Edoc public stockholders rights(2)	900,000	1.9%	900,000	2.0%
Backstop Investors (FPAs)	2,200,000	4.7%	2,200,000	4.7%
Backstop Investors (Founder Shares)(3)	564,847	1.2%	564,847	1.2%
Shares held by Sponsor	2,140,553	4.6%	2,140,553	4.6%
PIPE Investor(4)	2,500,000	5.3%	2,500,000	5.4%
Common Stock Investor(5)	150,000	0.3%	150,000	0.3%
Representative shares	146,500	0.3%	146,500	0.3%
Total shares of common stock outstanding at closing of the Transaction	47,075,142	100.0%	46,601,900	100.0%

____________

(1)      The Pro Forma Financial Information has been prepared based on an assumed issuance of 38,000,000 shares of Class A Common Stock to the Calidi security holders at the Closing and assuming no adjustment to the Merger Consideration for Calidi indebtedness, net of cash, calculated based on the following assumptions: (i) that the number of shares of Calidi Stock on an as-converted to Common Stock basis as of the Closing Date is the same as the number of shares of Calidi Stock outstanding as of March 31, 2022 on an as-converted to Common Stock basis; (ii) that all outstanding Calidi Warrants and vested Calidi Incentive Stock Options are net exercised on or prior to the Closing Date in accordance with their terms; (iii) that there is no post-Closing adjustment to the Merger Consideration on account of Calidi’s Net Debt as of the Closing Date (after reversing the cash impact of certain Calidi transaction expenses incurred after February 2, 2022); (iv) that the Conversion Rate, to be determined in accordance with the terms of the Merger Agreement based on the number of Company Shares, as amended, is equal to an estimated 0.71 Conversion Ratio, and (v) that all other Calidi securities outstanding as of immediately prior to the Closing Date are converted in shares of Calidi Common Stock in accordance with their terms (other than outstanding unvested Calidi Options and outstanding vested Non-Qualified Stock Options, which are not included in the Merger Consideration or the presentation of pro forma ownership reflected in table above). The actual Conversion Ratio and the actual number of shares to be issued to the Calidi Stockholders will be calculated as of the Closing Date and may be different than the assumed Conversion Ratio and the number of such shares presented for purposes of this section.

(2)      Represents shares of Common Stock issuable at Closing in exchange for Class A Shares underlying rights included in Public Units issued at the IPO.

(3)      Represents the 338,907 Backstop Transferred Founder Shares transferred, and aggregate of 225,940 Additional Backstop Transferred Founder Shares that may be transferred (depending on the date the Business Combination is consummated), to the Backstop Investors as consideration for the Backstop Agreements.

(4)      Represents PIPE Common Shares and PIPE Preferred Shares (with the number of PIPE Preferred Shares determined based on an assumed as-converted to common stock basis using a conversion price of $10 per share). Under the terms of the certificate of designation of the preferred shares and the terms of the warrants, the PIPE Investor may not convert the preferred shares or exercise the warrants for common stock if and only to the extent such PIPE Investor or any of its affiliates would beneficially own a number of shares of common stock which would exceed 4.99% of the outstanding shares of Common Stock.

(5)      Represents an assumed financing fee, payable in the form of shares, to the Common Stock Investor as the 2% upfront financing fees payable to the Common Stock Investor in connection with the Common Stock Investment, assuming a total commitment of $75 million and a $10 per share price.

The following unaudited pro forma condensed combined balance sheet as of March 31, 2022 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2022 and for year ended December 31, 2021 are based on the historical financial statements of Edoc and Calidi. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet
March 31, 2022
(in thousands, except share data)

	As of March 31, 2022		Transaction Accounting Adjustments (Assuming No Redemptions)		As of March 31, 2022	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		As of March 31, 2022
	Calidi (Historical)	Edoc (Historical)			Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Assets
Current assets:
Cash	$658	$96	$25,000	C1	$25,641	$25,000	C1	$20,778
			27,467	E2		22,604	E2
			(22,924)	F1		(22,924)	F1
			4,900	D		4,900	D
			330	M		330	M
			(750)	M		(750)	M
			(2,475)	G		(2,475)	G
			(3,005)	H		(3,005)	H
			(3,656)	O		(3,656)	O	—
Prepaid expenses and other current assets	255	122	—		377	—		377
Total current assets	913	218	24,887		26,018	20,024		21,155
Restricted cash	—	—	22,924	F1	22,924	22,924	F1	22,924
Machinery and equipment, net	697	—	—		697	—		697
Operating lease right-of-use assets, net	7	—	—		7	—		7
Deferred financing costs and other noncurrent assets	1,558	—	1,500	I	1,589	1,500	I	1,589
			(1,469)	H		(1,469)	H
Cash and marketable securities held in Trust Account	—	27,467	(27,467)	E2	—	(4,863)	E1	—
						(22,604)	E2
Total assets	$3,175	$27,685	$20,375		$51,235	$15,512		$46,372
Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$1,323	$1,826	$—		$3,149	$—		$3,149
Related party accounts payable	147	—	—		147	—		147
Accrued expenses and other current liabilities	5,079	—	1,170	C1	6,840	1,170	C1	6,840
			4,138	G		4,138	G
			(2,475)	G		(2,475)	G
			2,678	H		2,678	H
			(3,005)	H		(3,005)	H
			1,172	J		1,172	J
			(1,917)	O		(1,917)	O
Related party accrued expenses and other current liabilities	10	—	—		10	—		10
Legal settlement liability	820	—	(820)	O	—	(820)	O	—
Loans payable, net of issuance costs, current	1,010	—	—		1,010	—		1,010
Related party term notes payable, including accrued interest, current	1,041	1,422	330	M	1,041	330	M	1,041
			(750)	M		(750)	M
			(1,002)	O		(1,002)	O
Related party convertible notes payable, current	765	—	(765)	B	—	(765)	B	—
Related party contingently convertible notes payable, at fair value, current	1,578	—	(1,578)	B	—	(1,578)	B	—

Unaudited Pro Forma Condensed Combined Balance Sheet
March 31, 2022 — (Continued)
(in thousands, except share data)

	As of March 31, 2022		Transaction Accounting Adjustments (Assuming No Redemptions)		As of March 31, 2022	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		As of March 31, 2022
	Calidi (Historical)	Edoc (Historical)			Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Simple agreements for future equity (SAFE), at fair value, current	16,228	—	4,900	D	—	4,900	D	—
			(21,128)	B		(21,128)	B
Related party SAFE, at fair value, current	1,444	—	(1,444)	B	—	(1,444)	B	—
Finance lease liability, current	43	—	—		43	—		43
Operating lease right-of-use liability, current	3	—	—		3	—		3
Total current liabilities	29,491	3,248	(20,496)		12,243	(20,496)		12,243
Operating lease right-of-use liability, noncurrent	4	—	—		4	—		4
Finance lease liability, noncurrent	34	—	—		34	—		34
Warrant liability	—	62	7,550	C2	7,612	7,550	C2	7,612
Derivative liability	—	—	1,129	C3	1,129	1,129	C3	1,129
Total liabilities	$29,529	$3,310	$(11,817)		$21,022	$(11,817)		$21,022
Founders convertible preferred stock, $0.0001 par value, 10,500,000 shares authorized; 10,402,000 shares issued and outstanding as of March 31, 2022; liquidation preference of $2,080 as of March 31, 2022; none issued and outstanding on a pro forma basis	1,354	—	(1,354)	B	—	(1,354)	B	—
Series A-1 convertible preferred stock, $0.0001 par value, 5,000,000 shares authorized; 4,316,000 shares issued and outstanding as of March 31, 2022; liquidation preference of $4,316 as of March 31, 2022; none issued and outstanding on a pro forma basis	3,871	—	(3,871)	B	—	(3,871)	B	—
Series A-2 convertible preferred stock, $0.0001 par value, 4,000,000 shares authorized; 2,545,000 shares issued and outstanding as of March 31, 2022; liquidation preference of $4,454 as of March 31, 2022; none issued and outstanding on a pro forma basis	4,376	—	(4,376)	B	—	(4,376)	B	—
Class A ordinary shares subject to possible redemption, 2,673,242 shares at $10.27 redemption value at March 31, 2022	—	27,467	(4,863)	E1	22,604	(4,863)	E1	22,604
Convertible preferred stock (PIPE)	—	—	20,000	C1	16,054	20,000	C1	16,054
			3,013	C1		3,013	C1
			(757)	C1		(757)	C1
			(6,202)	C2		(6,202)	C2

Unaudited Pro Forma Condensed Combined Balance Sheet
March 31, 2022 — (Continued)
(in thousands, except share data)

	As of March 31, 2022		Transaction Accounting Adjustments (Assuming No Redemptions)		As of March 31, 2022	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		As of March 31, 2022
	Calidi (Historical)	Edoc (Historical)			Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Stockholders’ (deficit) equity:
Class A ordinary shares, $0.0001 par value, 500,000,000 authorized, 554,000 issued and outstanding (excluding 2,673,242 shares subject to possible redemption) at March 31, 2022	—	—	5	B,C.1,I	5	5	B,C.1,I	5
Class B ordinary shares, $0.0001 par value; 50,000,000 authorized, 2,250,000 shares issued and outstanding at March 31, 2022	—	—	—	B	—	—	B	—
Common stock, $0.0001 par value, 120,000,000 shares authorized as of March 31, 2022; 20,323,000 shares issued and outstanding as of March 31, 2022	2	—	(2)	B	—	(2)	B	—
Additional paid-in capital	15,054	3,422	(6,514)	A	50,837	(6,514)	A	45,974
			34,513	B		34,513	B
			5,000	C1		5,000	C1
			(3,013)	C1		(3,013)	C1
			(165)	C1		(165)	C1
			(1,348)	C2		(1,348)	C2
			(1,129)	C3		(1,129)	C3
			4,863	E1		(4,147)	H
			(4,147)	H		1,500	I
			1,500	I		187	K
			187	K		330	F1
			330	F1		2,284	P
			2,284	P
Accumulated other comprehensive income (loss), net of tax	(7)	—	—		(7)	—		(7)
Accumulated deficit	(51,004)	(6,514)	6,514	A	(59,280)	6,514	A	(59,280)
			(248)	C1		(248)	C1
			(4,138)	G		(4,138)	G
			(1,172)	J		(1,172)	J
			(187)	K		(187)	K
			83	O		83	O
			(330)	F1		(330)	F1
			(2,284)	P		(2,284)	P
Total stockholders’ (deficit) equity	(35,955)	(3,092)	30,602		(8,445)	25,739		(13,308)
Total liabilities, preferred stock, and stockholders’ (deficit) equity	$3,175	$27,685	$20,375		$51,235	$15,512		$46,372

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Three Months Ended March 31, 2022
(in thousands, except per share and share amounts)

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2022	Transaction Accounting Adjustments (Assuming No Redemptions)		Three Months Ended March 31, 2022	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Three Months Ended March 31, 2022
	Calidi (Historical)	Edoc (Historical)			Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Service revenues	$45	$—	$—		$45	$—		$45
Operating expenses
Cost of revenues	(14)	—	—		(14)	—		(14)
Research and development	(1,565)	—	(37)	J	(1,602)	(37)	J	(1,602)
General and administrative	(3,873)	—	(197)	J	(4,070)	(197)	J	(4,070)
Formation and operating costs	—	(1,258)	—		(1,258)	—		(1,258)
Total operating expenses	(5,452)	(1,258)	(234)		(6,944)	(234)		(6,944)
Loss from operations	(5,407)	(1,258)	(234)		(6,899)	(234)		(6,899)
Other income (expense), net:
Interest expense	(10)	(14)	—		(24)	—		(24)
Interest expense – related party	(3)	—	—		(3)	—		(3)
Change in fair value of debt	(610)	—	636	L	26	636	L	26
Change in fair value of debt – related party	(44)	—	6	L	(38)	6	L	(38)
Finance costs related to transfer of shares to backstop investors	—	(3,426)	—		(3,426)	—		(3,426)
Other income (expense), net	1	—	—		1	—		1
Interest earned on marketable securities held in Trust Account	—	4	—		4	—		4
Change in fair value of convertible promissory note	—	(13)	13	N	—	13	N	—
Change in fair value of warrants	—	142	—		142	—		142
Loss before income taxes	(6,073)	(4,565)	421		(10,217)	421		(10,217)
Income tax provision	(2)	—	—		(2)	—		(2)
Net loss	$(6,075)	$(4,565)	$421		$(10,219)	$421		$(10,219)
Net loss attributable to common stockholders	$(6,075)	$(4,565)	$421		$(10,219)	$421		$(10,219)
Net loss per share – basic and diluted, redeemable Class A ordinary shares		$(0.56)
Weighted average shares outstanding, redeemable Class A ordinary shares		5,414,837
Net loss per share – basic and diluted, non-redeemable ordinary shares		$(0.56)
Weighted average shares outstanding, non-redeemable ordinary shares		2,804,000
Net loss per share attributable to common stockholders – basic and diluted	$(0.30)				$(0.22)			$(0.22)
Weighted average common shares outstanding – basic and diluted	20,126,758		26,948,384	B,C.1, E.1,F.2	47,075,142	26,475,142	B,C.1, E.1,F.2	46,601,900

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2021
(in thousands, except per share and share amounts)

	Year Ended December 31, 2021	Year Ended December 31, 2021			Year Ended December 31, 2021			Year Ended December 31, 2021
	Calidi (Historical)	Edoc (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Service revenues	$449	$—	$—		$449	$—		$449

Operating expenses
Cost of revenues	(94)	—	—		(94)	—		(94)
Research and development	(3,798)	—	(150)	J	(3,948)	(150)	J	(3,948)
In-process research and development	(876)	—	—		(876)	—		(876)
General and administrative	(6,163)	—	(248)	C.1	(11,524)	(248)	C.1	(11,524)
			(4,138)	G		(4,138)	G
			(788)	J		(788)	J
			(187)	K		(187)	K

Formation and operating costs	—	(1,798)	—		(1,798)	—		(1,798)
Total operating expenses	(10,931)	(1,798)	(5,511)		(18,240)	(5,511)		(18,240)
Loss from operations	(10,482)	(1,798)	(5,511)		(17,791)	(5,511)		(17,791)
Other income (expense), net:
Interest expense	(50)	(5)	—		(55)	—		(55)
Interest expense – related party	(564)	—	—		(564)	—		(564)
Change in fair value of debt	523	—	(523)	L	—	(523)	L	—
Change in fair value of debt – related party	(295)	—	215	L	(80)	215	L	(80)
Gain on extinguishment of debt	675	—	—		675	—		675
Loss on extinguishment of debt from conversion of CCNP to SAFE	(738)	—	738	L	—	738	L	—
Other income (expense), net	9	—	—		9	—		9
Interest earned on marketable securities held in Trust Account	—	21	—		21	—		21
Change in fair value of convertible promissory note	—	(70)	70	N	—	70	N	—
Change in fair value of warrants	—	953	—		953	—		953
Finance costs related to the Forward Share Purchase Agreements	—	—	(330)	F1	(2,614)	(330)	F1	(2,614)
			(2,284)	P		(2,284)	P
Loss before income taxes	(10,922)	(899)	(7,625)		(19,446)	(7,625)		(19,446)
Income tax provision	(11)	—	—		(11)	—		(11)
Net loss	$(10,933)	$(899)	$(7,625)		$(19,457)	$(7,625)		$(19,457)
Deemed dividend			(3,013)	C1	(3,013)	(3,013)	C1	(3,013)
Net loss attributable to common stockholders	$(10,933)	$(899)	$(10,638)		$(22,470)	$(10,638)		$(22,470)

Net loss per share – basic and diluted, redeemable Class A ordinary shares		$(0.08)
Weighted average shares outstanding, redeemable Class A ordinary shares		9,000,000
Net loss per share – basic and diluted, non-redeemable ordinary shares		$(0.08)

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2021 — (Continued)
(in thousands, except per share and share amounts)

	Year Ended December 31, 2021	Year Ended December 31, 2021			Year Ended December 31, 2021			Year Ended December 31, 2021
	Calidi (Historical)	Edoc (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Weighted average shares outstanding, non-redeemable ordinary shares		2,804,000
Net loss per share attributable to common stockholders – basic and diluted	$(0.55)				$(0.48)			$(0.48)
Weighted average common shares outstanding – basic and diluted	19,747,821		27,327,321	B,C.1, E.1,I	47,075,142	26,854,079	B,C.1,I	46,601,900

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

1.      Description of Transaction

On February 2, 2022, Edoc and Calidi entered into an Agreement and Plan of Merger, (as amended or supplemented from time to time, the “Merger Agreement”), with Edoc Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of Edoc (“Merger Sub”), Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”), American Physicians LLC (the “Sponsor”), in its capacity as Purchaser Representative for purposes of the Merger Agreement, and Allan Camaisa, in his capacity as Seller Representative for purposes of the Merger Agreement. All of the transactions that are the subject of the Merger Agreement are referred to collectively as the “Business Combination.” As a result of the Business Combination, all outstanding stock of Calidi will be cancelled in exchange for the right to receive newly issued shares of common stock of the Company (following the Domestication), par value $0.0001 per share (“Common Stock”) and all outstanding options to purchase Calidi stock will be exchanged for options exercisable for newly issued shares of Common Stock. The total consideration to be received by security holders of Calidi at the Closing will be newly issued shares of Common Stock and securities convertible or exchangeable for newly issued shares of Common Stock with an aggregate value equal to $380,000,000, assuming a $10 share price, or 38,000,000 shares of Common Stock, subject to adjustments for Calidi’s closing debt, net of cash (after reversing the cash impact of certain Calidi transaction expenses incurred after February 2, 2022) (the “Merger Consideration”), with each Calidi stockholder receiving for each share of Calidi common stock held (after giving effect to the exchange or conversion of all outstanding Calidi preferred shares for shares of Calidi common stock and treating all vested in-the-money Calidi convertible securities as if such securities had been exercised as of immediately prior to the Merger, but excluding all vested non-qualified Calidi stock options, all unvested Calidi stock options and any treasury stock) a number of shares of Common Stock equal to a conversion ratio to be determined as of the Closing. At the Closing, 150,000 shares of Common Stock otherwise issuable to Calidi security holders as Merger Consideration will be held back and deposited into an escrow account, which may be released to the Calidi security holders or to Edoc, as applicable, or cancelled, depending on the outcome of a 45-day post-closing net debt true-up.

The unaudited pro forma condensed combined financial information contained herein also assumes that, concurrently or immediately prior to the Closing, the PIPE Investor has purchased 20,000 shares of newly issued Series A Convertible Preferred Stock of Edoc, par value $0.0001 per share (the “PIPE Preferred Shares”), for $1,000 per share, for an aggregate purchase price of $20 million, and 500,000 shares of Common Stock, par value $0.0001 per share (“PIPE Common Shares”), for an aggregate purchase price of $5 million (the “PIPE Investment”) and that the PIPE Investor will also be issued a warrant to purchase up to an additional 2,500,000 shares of Common Stock at an initial exercise price equal $11.50 per share, for a term of three years. Additionally, the unaudited pro forma condensed combined financial information contained herein reflect that Edoc has entered into the Backstop Agreements with the Backstop Investors in the amount of $22,924,000, representing 2,200,000 Class A ordinary shares subject to the Forward Share Purchase Agreements and that, in connection therewith, the Sponsor has transferred 338,907 Transferred Founder Shares to the Backstop Investors as consideration for the Backstop Agreements which are not subject to the Forward Share Purchase Agreements. Further, the unaudited pro forma condensed combined financial information contained herein reflect Edoc has entered into a Common Stock Purchase Agreement with the Common Stock Investor, pursuant to which Edoc has the right to sell to the Common Stock Investor up to $75,000,000 in shares of Common Stock, subject to certain limitations and conditions set forth in the Purchase Agreement. The unaudited pro forma condensed combined financial information contained herein also assumes the issuance of 150,000 shares of common stock to the Common Stock Investor representing the Commitment Shares pursuant to the Common Stock Agreement assuming a total commitment of up to $75 million by the Common Stock Investor. The unaudited pro forma condensed combined financial information contained herein does not include any assumption of future drawdowns, if available, from the ELOC and therefore excludes any adjustment for the future issuance of shares under the Common Stock Purchase Agreement. Shares of Common Stock issuable to holders of unvested Calidi stock options and holders of vested non-qualified stock options are not included in the calculation of Merger Consideration.

2.      Basis of Pro Forma Presentation

The Merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Edoc will be treated as the “accounting acquiree” and Calidi as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of Calidi issuing shares for the net assets of Edoc, followed by a recapitalization. The net assets of Edoc will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger will be those of Calidi.

The unaudited pro forma condensed combined balance sheet as of March 31, 2022 assumes that the Merger and related transactions occurred on March 31, 2022. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and for the year ended December 31, 2021 gives pro forma effect to the Merger as if it had been completed on January 1, 2021. These periods are presented on the basis that Calidi is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Merger and related transactions are based on certain currently available information and certain assumptions and methodologies that Edoc believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Edoc believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Merger and related transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Merger and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Edoc and Calidi.

3.      Accounting Policies and Reclassifications

Upon consummation of the Merger, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

As part of the preparation of these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align Edoc’s financial statement presentation with that of Calidi.

4.      Pro Forma Adjustments

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Merger and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”).

Edoc has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. Therefore, the unaudited pro forma condensed combined statement of operations does not include the effects of the costs associated with any integration or restructuring activities resulting from the merger, as they are nonrecurring in nature. In addition, the unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger. However, the unaudited pro forma condensed combined balance sheet includes a pro forma adjustment to reduce cash and shareholders’ equity to reflect the payment of certain anticipated merger costs. Calidi and Edoc have not had any historical relationships prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Given Calidi’s history of net losses and full valuation allowance on its net deferred tax assets, the pro forma adjustments to the unaudited pro forma condensed combined statements of operations resulted in no income tax adjustment to the pro forma financials.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of Calidi’s shares outstanding, assuming the Merger and related transactions occurred on January 1, 2021.

The unaudited pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows (in thousands, except share and per share data):

A.     Reflects the recapitalization and elimination of Edoc’s pre-merger accumulated deficit balance.

B.      Reflects the adjustment to (1) convert Calidi’s preferred stock (Founders, Series A-1 and A-2) at a conversion ratio of 1.0 or 1.75, convertible notes at a conversion ratio of either 1.0 or 1.75, contingently convertible notes at a conversion ratio of 2.0, and SAFE agreements at a conversion ratio of either 2.0, 2.4, 3.62, 5.0 or 5.7 into the Company’s common stock, (2) convert Calidi’s common stock into Edoc’s common stock using an estimated Conversion Ratio of 0.71, resulting in 38,000,000 Class A ordinary shares of Edoc issued at par value $0.0001, and (3) Edoc’s Class B shares converting to Edoc’s common stock.

C.     Reflects (1) the $25,000 proceeds of the PIPE Investment, consisting of 500,000 shares of common stock at a purchase price of $10 per share, and 20,000 shares of Series A Convertible Preferred Stock at a purchase price of $1,000 per share (with the fair value of $1,151 per share, resulting in a $3,013 issuance premium, which is treated as a deemed dividend), net of direct PIPE transaction costs of $1,170 (allocated as $165, $757, and $248 between common stock, preferred stock and warrant liability, respectively), (2) establishment of a derivative liability ($7,550) for the common stock warrants with the discount pro-rata allocated to the Preferred Stock and Common Stock based on fair values, and (3) establishment of a derivative liability ($1,129) for the Common Stock price failure “makeup shares”.

D.     Reflects the assumed proceeds received from SAFE instruments entered into by Calidi from January 1, 2022 through May 25, 2022, which had not yet been funded as of March 31, 2022. All SAFEs are subsequently converted into Calidi’s common stock as part of adjustment B.

E.      Reflects (1) the redemption of 473,242 shares of Edoc’s Class A ordinary shares for an aggregate payment of $4,863 at $10.27 per share (which includes the $0.10 per share Extension Payment and accreted interest), and (2) the reclassification of cash and cash equivalents held in Edoc’s trust account (and related interest receivable) of approximately $22,604 under “Maximum Redemption” scenario, and $27,467 under “No Redemptions” scenario to fund Business Combination consideration.

F.      Reflects (1) the establishment of an escrow account associated with the Backstop Agreement which results in the reclassification $22,924 from cash to restricted cash held in escrow for the Backstop Investors representing an aggregate of 2,200,000 Class A ordinary shares subject to the Forward Share Purchase Agreements held by the Backstop Investors, and (2) the additional consideration to the Backstop Investors of $330, in aggregate, payable to the Backstop Investors 90 days after Closing.

G.     To record Edoc’s $4,138 of estimated transaction costs associated with advisory fees and transactional fees, incurred subsequent to March 31, 2022, in the condensed combined statements of operations for the year ended December 31, 2021. Total transaction costs of $6,210 that are incurred and anticipated to be incurred, $2,475 of which is expected to be paid from Closing proceeds. Approximately $2,072 of transaction costs are incurred and already reflected within the year ended December 31, 2021, and three months ended March 31, 2022 condensed combined statements of operations of Edoc. These costs will not affect the Company’s condensed combined statements of operations and comprehensive loss beyond 12 months after the acquisition date.

H.     To record Calidi’s $2,678 of estimated transaction costs associated with advisory fees and transactional fees, incurred subsequent to March 31, 2022. Total transaction costs of $4,147 that are incurred and anticipated to be incurred, $3,005 of which is expected to be paid from Closing proceeds. Approximately $1,469 of transaction costs are already incurred and reflected as of March 31, 2022 condensed combined balance sheet of Calidi. These costs will not affect the Company’s condensed combined statements of operations and comprehensive loss beyond 12 months after the acquisition date.

I.       To record the deferral of the ELOC’s upfront financing fees (i.e., common stock issued) associated with the Common Stock Investment, calculated as 2% of the total ELOC commitment of $75,000.

J.       This adjustment reflects new compensation arrangements executed with eleven key executives and employees in connection with the merger, resulting in a $938 and $234 increase in the compensation within the combined statements of operations for the year ended December 31, 2021 and three months ended March 31, 2022, respectively.

K.     To record the partial acceleration of certain share-based awards for certain individuals in connection with the Merger. The increase in the stock-based compensation expense is recorded in the combined statements of operations for the year ended December 31, 2021. These costs will not affect the Company’s combined statements of operations and comprehensive loss beyond 12 months after the acquisition date.

L.      To reverse the change in fair value of debt of ($523), the change in fair value of debt — related party of $215, and the loss on extinguishment of debt from conversion of CCNP to SAFE of $738, for the year ended December 31, 2021, and to reverse the change in fair value of debt of $636, and the change in fair value of debt — related party of $6, for the three months ended March 31, 2022 as the respective convertible instruments would have been converted into common stock as of January 1, 2021 and will not be recurring transactions in the post-merger period.

M.     Reflects the remaining drawdown of $330 under the promissory note issued by the Sponsor to Edoc on February 13, 2022, with the outstanding balance of $420 as of March 31, 2022, which is expected to be repaid in full upon Closing.

N.     To reverse the change in fair value of convertible promissory note of $70 and $13 for the year ended December 31, 2021 and three months ended March 31, 2022, respectively, as the convertible promissory note would have been settled as of January 1, 2021 and will not be a recurring transaction in the post-merger period.

O.     Reflects the settlement of certain liabilities recorded as of March 31, 2022, that are expected to be settled with Closing for the total of $3,656 consisting of (1) deferred compensation liability of $1,917, (2) legal settlement liability of $820 and (3) a Edoc related party term notes payable, including accrued interest, for $1,002 and ($83) fair value reversal, as described in adjustment N.

P.       Reflects actual and potential additional consideration to the Backstop Investors based on approximately 225,940 aggregate Additional Backstop Transferred Founder Shares to be transferred by the Sponsor, if the Business Combination has not consummated by July 12, 2022.

INFORMATION ABOUT EDOC

Introduction

Edoc is a blank check company incorporated on August 20, 2020 as a Cayman Islands exempted company for the purpose of effecting an initial business combination.

Significant Activities Since Inception

On November 12, 2020, Edoc consummated the IPO of 9,000,000 units at $10.00 per Unit, generating gross proceeds of $90,000,000.

Simultaneously with the closing of the initial public offering, Edoc consummated the sale of 479,000 private units, 414,000 of which were sold to our sponsor and 65,000 of which were sold to I-Bankers, at a purchase price of $10.00 per private placement unit, generating gross proceeds of $4,790,000.

Transaction costs of the IPO amounted to $3,246,381, consisting of $1,575,000 of cash underwriting fees, the fair value of the I-Bankers Warrants of $424,270, the fair value of Representative Shares of $653,250 and $593,861 of other cash offering costs.

Following the closing of the IPO on November 12, 2020, an amount of $91,530,000 ($10.00 per unit) from the net proceeds of the sale of the units in the IPO and the sale of the private placement units was placed in the Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of approximately six months, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act of 1940, as amended, or the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.

Extension of Time to Complete a Business Combination

Edoc’s first amended and restated memorandum of association and articles of association provided that Edoc had until November 12, 2021 to complete its initial Business Combination, subject to up to two three-month extensions at the request of Edoc’s initial shareholders (for a total of up to 18 months to complete an initial business combination), subject to the initial shareholders depositing additional funds into Edoc’s Trust Account.

On November 10, 2021, an aggregate of $900,000 (the “First Extension Payment”) was deposited by the Sponsor into the Trust Account, representing $0.10 per public share, which enabled Edoc to extend the period of time it had to consummate its initial business combination by an additional three months from November 12, 2021 to February 12, 2022 (the “First Paid Extension Period”). In connection with the First Extension Payment, Edoc issued to the Sponsor an unsecured promissory note (the “Note”) having a principal amount equal to the amount of the First Extension Payment. The Note bears simple interest at 4% per annum and will be due and payable (subject to the waiver against trust provisions) on the earlier of (i) the date on which Edoc’s initial business combination is consummated and (ii) the date of the liquidation of Edoc.

On February 9, 2022, Edoc held an extraordinary general meeting pursuant to which Edoc’s shareholders approved extending the date by which Edoc had to complete a business combination from February 12, 2022 to August 12, 2022. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 6,326,758 Ordinary Shares. As a result, an aggregate of $64,996,857.71 (or approximately $10.27 per share), including interest, was released from the Trust Account to pay such shareholders and 5,477,242 Ordinary Shares were issued and outstanding at February 11, 2022.

Fair Market Value of Target Business

Pursuant to Nasdaq listing rules, the target business or businesses that Edoc acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for Edoc’s initial business combination, although Edoc may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. The fair market value of the target will be determined by the Edoc Board based upon one or more standards generally accepted by the financial community

(such as actual and potential sales, earnings, cash flow and/or book value). Edoc will not be required to obtain an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions, as to the fair market value if the Edoc Board independently determines that the target business complies with the 80% threshold. The Public Shareholders will be relying on the business judgment of the Edoc Board, which will have significant discretion in choosing the standard used to establish the fair market value of the target or targets, and different methods of valuation may vary greatly in outcome from one another. As discussed in the Section titled “Proposal 2: The Business Combination Proposal — Satisfaction of 80% Test,” the Edoc Board determined that this test was met in connection with the Business Combination.

If Nasdaq delists Edoc’s securities from trading on its exchange, Edoc would not be required to satisfy the fair market value requirement described above and could complete a business combination with a target business having a fair market value substantially below 80% of the balance in the Trust Account.

Shareholder Approval of the Business Combination

Edoc is seeking shareholder approval of the Business Combination at the Meeting and, in connection with such meeting, Public Shareholders may redeem their Ordinary Shares for cash in accordance with the procedures described in this proxy statement/prospectus. Such redemption rights will be effected under the Current Charter and the laws of the Cayman Islands. Edoc’s initial shareholders and its directors and officers have agreed in the Insider Letter Agreement (i) to vote the Founder Shares and any other Ordinary Shares owned by the initial shareholders, and any of Edoc’s directors and officers, in favor of the Business Combination; and (ii) to not redeem any Ordinary Shares in connection with a shareholder vote to approve a proposed initial business combination, including the Business Combination.

Edoc will complete the Business Combination (or any other proposed initial business combination, if the Business Combination is not completed) only if Edoc has net tangible assets of at least $5,000,001 upon such consummation and, solely if Edoc. Edoc chose the net tangible asset threshold of $5,000,001 to ensure that it would avoid being subject to Rule 419 promulgated under the Securities Act. Further, it is a condition to Closing, which Calidi may waive, that Edoc have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of any redemptions) and the proceeds of any backstop arrangement, prior to paying any of Edoc’s expenses and liabilities due at the Closing, of an amount equal to $10,000,000. For more information related to this condition, please refer to the section titled “Risk Factors — Risks Related to Edoc”. If the condition above is (1) not waived by the parties to the Merger Agreement; (2) Edoc is unable to satisfy such condition, including with funds from the PIPE Investment; and (3) Edoc is not able to secure additional third-party financing in order to meet the condition, Edoc may not be able to consummate the Business Combination with Calidi and it may not be able to locate another suitable target prior to August 12, 2022, if at all. Public Shareholders may therefore have to wait until after August 12, 2022 in order to be able to receive a pro rata share of the Trust Account.

Redemption Rights

In connection with the Meeting, Public Shareholders (but not Edoc’s Initial shareholders) may seek to exercise redemption rights with respect to their Public Shares, regardless of whether they affirmatively vote for or against the Business Combination, or do not vote at all, for the Redemption Price. Notwithstanding the foregoing, Edoc’s initial shareholders have agreed, pursuant to the Insider Letter Agreement with Edoc, not to exercise their redemption rights with respect to the Founder Shares and shares included in Private Units held by them held by them. Redemption rights of Public Shareholders, if properly exercised in the manner described in this proxy statement/prospectus will be effected under the Current Charter and Cayman Islands law. At the Meeting, Public Shareholders have the ability to vote against the Business Combination and not seek redemption of their Public Shares.

Pursuant to Edoc’s Current Charter, a Public Shareholder may request that Edoc redeem all or a portion of its Public Shares for cash if the Business Combination is consummated, subject to certain limitations, for cash equal to the applicable Redemption Price; provided, however, that Edoc may not redeem such shares to the extent that such redemption would result in Edoc having net tangible assets (as determined under the Exchange Act) of less than $5,000,001 upon the completion of the Business Combination.

A Public Shareholder will be entitled to receive cash for any Public Shares to be redeemed only if such Public Shareholder:

•        holds Public Shares; and

•        prior to            , Eastern Time on            , 2022 (two business days prior to the vote at the Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, Edoc’s Transfer Agent, that Edoc redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through The Depository Trust Company.

Public shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they affirmatively vote for or against the Business Combination Proposal, or do not vote at all, provided that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to Edoc in connection with any redemption election in order to validly redeem such Public Shares.

Any request for Redemption, once made by a Public Shareholder, may be not be withdrawn once submitted to Edoc unless the Edoc Board determines (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). You may make such request by contacting Edoc’s Transfer Agent.

Any corrected or changed written demand of redemption rights must be received by Edoc’s Chief Executive Officer two business days prior to the vote taken on the Business Combination at the Meeting. No demand for Redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Meeting.

Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates and other redemption forms should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Edoc’s understanding that Public Shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Edoc does not have any control over this process and it may take longer than two weeks. Public Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

If a Public Shareholder properly demands redemption as described above, then, if the Business Combination is completed, Edoc will redeem the shares subject to the redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption rights, then you will be exchanging your Edoc shares for cash and will no longer own these shares following the Business Combination.

If you are a Public Shareholder and you exercise your redemption rights, it will not result in either the exercise or loss of any Edoc warrants. Your Edoc warrants will continue to be outstanding following a Redemption of your Public Shares and will become exercisable in connection with the completion of the Business Combination.

If the initial business combination is not approved or completed for any reason, then Public Shareholders who elected to exercise their redemption rights would not be entitled to exercise their rights to redeem their Ordinary Shares for the applicable pro rata share of the Trust Account. In such case, Edoc will promptly return any share certificates (if any) and other redemption forms delivered by Public Shareholders.

Limitation on Redemption Rights

In connection with the Business Combination a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking conversion of its shares with respect to more than an aggregate of 15% of the shares sold in the IPO. Edoc believes the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to convert their shares as a means to force us or Edoc’s management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Shareholder holding more than an aggregate of 15% of the shares sold in the IPO could threaten to exercise its conversion rights against an initial business combination if such holder’s shares are not purchased by us or Edoc’s management at a premium to the then-current market price or on other undesirable terms. By limiting Edoc’s shareholders’ ability to convert no more than 15% of the shares sold in the IPO, Edoc believes that it will limit the ability of a small group of shareholders to unreasonably attempt to block Edoc’s ability to complete Edoc’s initial business combination, particularly in connection with an initial business combination with a target that requires as a closing condition that Edoc has a minimum net worth or a certain amount of cash. However, we would not be restricting Edoc’s shareholders’ ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in the IPO) for or against Edoc’s initial business combination.

Redemption of Public Shares if No Business Combination

If Edoc does not complete a business combination by August 12, 2022, Edoc will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account not previously released to us to pay Edoc’s tax obligations and less up to $100,000 of interest we may use for Edoc’s working capital obligations, including any necessary liquidation or dissolution expenses, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Edoc’s remaining shareholders and Edoc’s board of directors, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to Edoc’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Prior to such redemption of Public Shares, Edoc would be required to assess all claims that may be potentially brought against us by Edoc’s creditors for amounts they are actually owed and make provision for such amounts, as creditors take priority over the Public Shareholders with respect to amounts that are owed to them. There can be no assurances that Edoc will properly assess all claims that may be potentially brought against us. As such, Edoc’s shareholders could potentially be liable for any claims of creditors to the extent of distributions received by them as an unlawful payment in the event we enter an insolvent liquidation. Furthermore, while we will seek to have all vendors and service providers (which would include any third parties we engaged to assist us in any way in connection with Edoc’s search for a target business) and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the Trust Account or that a court would conclude that such agreements are legally enforceable.

Each of Edoc’s initial shareholders have agreed to waive its rights to participate in any liquidation of Edoc’s Trust Account with respect to the Sponsor shares, private shares and Private Warrants. There will be no distribution from the Trust Account with respect to Edoc’s warrants which will expire worthless.

If we are unable to complete an initial business combination and expend all of the net proceeds of Edoc’s IPO, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the initial per-share distribution from the Trust Account would be approximately $10.27 (based on the Trust Account balance as of March 31, 2022).

The proceeds deposited in the Trust Account could, however, become subject to the claims of Edoc’s creditors which would be prior to the claims of the Public Shareholders. Although Edoc will seek to have all vendors, including lenders for money borrowed, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against Edoc’s assets, including the funds held in the Trust Account. If any third party refused to execute an agreement waiving such claims to the monies held in the Trust Account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of the Public Shareholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, Edoc’s management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason.

Employees

Edoc has two executive officers. These individuals are not obligated to devote any specific number of hours to Edoc matters and devote only as much time as they deem necessary to Edoc’s affairs. Edoc does not intend to have any full-time employees prior to the completion of a business combination.

Legal Proceedings

To the knowledge of Edoc’s management, there is no litigation currently pending or contemplated against Edoc, any of Edoc’s officers or directors in their capacity as such or against any of Edoc’s property.

DIRECTORS, OFFICER, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE
OF EDOC PRIOR TO THE BUSINESS COMBINATION

Directors and Executive Officers

Edoc’s current directors and executive officers are as follows:

Name	Age	Position
Kevin Chen	44	Chief Executive Officer and Chairman of the Board of Directors
Christine Zhao	49	Chief Financial Officer and Director
Bob Ai	58	Director
Gang Li	50	Director
Jiuji Yan	57	Director

Kevin Chen has been Edoc’s Chief Executive Officer since September 2020. Mr. Chen has been serving as Chief Investment Officer and Chief Economist of Horizon Financial, a New York based investment management company that offers cross-border investment solutions to global financial institutions and individuals, since May 2018, where he is responsible for advising clients in investing healthcare facilities in the United States. Since November 2021, Mr. Chen has been a board member of InFinT Acquisition Corporation (NYSE: IFIN.U), a special purpose acquisition company that completed its initial public offering in November 23, 2021. Mr. Chen has also been serving as a board member of Horizon Global Access Fund (Cayman), a segregate portfolio of Flagship Healthcare Properties Fund, a leading U.S. Healthcare REIT, since February 2019. Previously Kevin served as a senior portfolio manager of Credit Agricole/Amundi Asset Management until October 2015, a director of Asset Allocation of Morgan Stanley from August 2004 to August 2008, and a manager of China Development Bank from September 1998 to August 2000. Kevin is Co-Founder and Vice-Chairman of the Absolute Return Investment Management Association of China. Kevin has also been a guest speaker at Harvard University, Fordham University, Pace University, and IESE Business School. He is a former member of the Adjunct Advisory Committee and former Interim Head of the Private Sector Concentration program of Master of Science in Global Affairs, New York University, and has been an adjunct professor there since 2012. He is a Member of the Economic Club of New York, Co-Chair of the New York Finance Forum, Fellow of the Foreign Policy Association, Member of the Bretton Woods Committee, Editorial Advisory Board Member of the Global Commodity Applied Research Digest (GCARD) at JP Morgan Center for Commodities (JPMCC) at the University of Colorado Denver Business School. Kevin obtained his PhD in Finance from the Financial Asset Management Engineering Center at University of Lausanne, Switzerland in 2005, Master’s degree in Finance, Center for Economic Research, Tilburg University in the Netherland in 2001, and B.A. degree in Economics from the Renmin University of China in China in 1998. Edoc believes that Mr. Chen is well qualified to serve as a member of the Edoc Board due to his experience in financing and investing acquired over the course of his career spent working in financial institutions.

Christine Zhao has served as Edoc’s Chief Financial Officer and a member of the Edoc Board since September 2020. Ms. Zhao is a Venture Partner at Yuan Ming Capital, a cross-border healthcare focused VCPE fund, and previously served as a Managing Partner at the fund from September 2016 to September 2017. Additionally, since August 2021, Ms. Zhao has served as Managing Director and Chief Financial Officer for Tiedemann Advisors, a wealth management company based in New York, which in September 2021 announced that it had entered into a definitive business combination agreement with Alvarium Investments Limited and Cartesian Growth Corporation (NASDAQ: GLBL), a special purpose acquisition company, to combine and form Alvarium Tiedemann Holdings (“AlTi”). If the proposed business combination is consummated, Ms. Zhao will serve as Chief Financial Officer of AlTi. Ms. Zhao is a Board member of Nasdaq-listed bio-pharmaceutical company BeyondSpring Inc. (NASDAQ: BYSI), which develops innovative immuno-oncology cancer therapies, and D and Z Media Acquisition Corp. (NYSE: DNZ) and Jaguar Global Growth I (NASDAQ: JGGC), both special purpose acquisition companies. Previously, from November 2015 to December 2019, she served as Chief Financial Officer for two large PE-backed growth-stage companies, including Best Inc., a pre-IPO logistics technology company in China with major investors including Alibaba, Softbank, Goldman, IFC, among other large PE funds, which later priced its initial public offering at a valuation over $3 billion (NYSE: BEST). Prior to this, she served as a Managing Director of Bank of America Merrill Lynch and an Executive Director of JPMorgan, where she held senior positions at headquarters and global corporate and investment banking units, across a broad spectrum of functional areas including Treasury, liquidity products, capital management, risk management, and as regional CFO/COO in transaction banking and corporate banking units. She also worked at American Express in various capacities including corporate strategic planning and venture investing from March 2003 to March 2008. Early in her career, Ms. Zhao worked in investment banking at Goldman Sachs and in corporate finance/corporate development at FedEx. She has worked in New York, London, Singapore, Hong Kong and China, and has managed teams across four continents. Christine received an MBA from Harvard Business School in 2002, a master’s degree in Economics and Finance from University of Alabama in 1997 and a bachelor’s degree in Economics with distinction from Fudan University in China in 1995. She is a Board member of several non-profit organizations, including Volunteers of America — Greater New York, founded in 1896 and one of America’s largest faith-based social service organizations with over $100mm annual budget, the Chinese Finance Association (TCFA) with over 7,000 members worldwide, and Asian Pacific American Advocates (OCA) Westchester & Hudson Valley Chapter. She is also a founding Board Member of the American Chinese Unite Care (ACUC), a charity coalition of 159 community organizations which has raised $5.8 million in funds and personal protective equipment for tri-state area medical workers and first-responders in COVID-19 relief between March-May 2020. Edoc believes that Ms. Zhao is well qualified to serve as a member of the Edoc Board due to her experience in strategy and investing acquired over the course of her career spent working in private equity, as a financial officer and as an investment banker.

Dr. Gang Li has served as a member of the Edoc Board since November 2020. Dr. Li has been a physician partner and Education Director at the Comprehensive Spine and Sports Center since July 2012, one of the largest pain management and sports medicine center in Silicon Valley, which provides comprehensive and multidisciplinary pain management services. He has also been serving as an adjunct clinical faculty at Stanford University Pain Management Center since July 2013, where he teaches Stanford residents and fellows on the cutting-edge pain management knowledge and techniques. He has published 15 papers in prestigious peer-reviewed international medical journals and 13 abstracts in national and international conferences on topics ranging from pain management, regenerate medicine, healthcare risk stratification to molecular mechanisms and pharmacological intervention for aging, obesity and diabetes. Dr. Li has also been serving as Chief Medical Officer of iHealth Frontier, an innovative start-up focusing on improving the healthcare outcome with healthcare analytics and infrastructure software for ACOs (Accountable Care Organizations) (Medicare and commercial), IPAs (Independent Physician Associations) and commercial payers, while reducing the overall costs. Dr. Li is a board certified, Harvard-trained anesthesiologist and a Stanford-trained interventional Pain Medicine specialist. He completed his anesthesiology residency from Massachusetts General Hospital/Harvard Medical School in 2010 and his fellowship in Multidisciplinary Pain Management at Stanford University School of Medicine in 2011. Prior to the specialty training, he graduated from Peking Union Medical College in China in 1997 with a medical degree. Dr. Li received his PhD degree in neuropharmacology of Aging and metabolic disorders from the University of Florida in 2003. Edoc believes that Mr. Li is well qualified to serve as a member of the Edoc Board due to his experience in management acquired over the course of his career spent working in start-up healthcare companies, and extensive network of entrepreneurial physicians.

Jiuji Yan has served as a member of the Edoc Board since November 2020. Mr. Yan is a software architect and senior software engineer. He has more than 20 years experiences as a developer, architect and senior IT manager in healthcare, insurance and finance industries. Mr. Yan has served as senior software engineer of Smartlink Health Solution and Weill Cornell Medicine since June 2017, focusing on the integration of various EMR/I systems and the promotion of healthcare standards. Prior to that, from January 2013 to May 2017, Mr. Yan served as Chief Technology Officer of Wellong eTown International Logistics (hletong.com), an ecommerce platform company in China, where he led a large team of IT professionals to develop a leading logistic platform for financing, transaction and transportation of commodities, and launched over 25 patents to protect the business model, algorithms and new software patterns. Prior to this, Mr. Yan worked for Mount Sinai Medical Center as a senior software specialist from August 2010 to December 2012 where he led a team to design and develop portals for the institution. Earlier in his career, Mr. Yan also worked for Columbia University, Prudential Financial and Country-Wide Insurance Company as software engineer/architect from May 1999 to August 2010. Mr. Yan was a Ph.D. candidate in Chemical Engineering at Polytechnic University. Mr. Yan received his master’s degree in Systems Engineering from New York University in 2009 and a master’s degree in Process Engineering from Chinese Academy of Sciences in 1989. Mr. Yan obtained his bachelor’s degree in chemical engineering from Tsinghua University in 1986. Edoc believes that Mr. Yan is well qualified to serve as a member of the Edoc Board due to his experience in healthcare (particularly in hospital information management system architect), insurance and finance industries.

Bob Ai has served as a member of the Edoc Board since November 2020. Mr. Ai is the Founder and Managing Partner of Goby Global LLC, a boutique consulting firm focused on investor and public relations and cross-border business development in the life science industry since January 2022. Prior to that, he served as a Managing Director of Solebury Trout since September 2016. Before that, Mr. Ai served as a Managing Director and a Senior Biotech Analyst of WallachBeth Capital, a boutique broker-dealer. From February 2011 to June 2012, he served as Chief Financial Officer of Aoxing Pharmaceutical, an NYSE-listed Chinese specialty pharmaceutical company at the time. He also served as a Principal of Merlin Nexus, a crossover life science private equity firm, from March 2007 to January 2011, and served as a Senior Equity Analyst of Bennett Lawrence and Merlin Biomed Group, both asset management firms. Mr. Ai received his Ph.D. and MBA degrees from Penn State University in 1992 and 2001, respectively, and did postdoctoral training at the University of Pennsylvania. He has published eight articles in peer-reviewed scientific journals and also won the prestigious Ray Wu scholarship for outstanding Chinese student to study abroad. Bob holds Series 7, 63, 79, 86, and 87 securities licenses (currently inactive). Edoc believes that Mr. Ai is well qualified to serve as a member of the Edoc Board due to his experience in management and investing acquired over the course of his career spent working in asset management firms.

The Edoc Board is comprised of five directors. The Edoc Board is divided into three classes with only one class of directors being appointed in each year and each class serving a three-year term. In accordance with Nasdaq corporate governance requirements, Edoc is not required to hold an annual meeting until one year after its first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Mr. Yan, will expire at the first annual general meeting. The term of office of the second class of directors, consisting of Messrs. Ai and Li, will expire at the second annual general meeting. The term of office of the third class of directors, consisting of Mr. Chen and Ms. Zhao, will expire at the third annual general meeting.

Director Independence

The Edoc Board has determined that each of Messrs. Ai, Li and Yan are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. The Edoc Board’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Edoc will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to it than could be obtained from independent parties. Any related-party transactions must also be approved by Edoc’s audit committee and a majority of disinterested independent directors.

Audit Committee

Edoc’s audit committee consists of Messrs. Ai, Li and Yan and Mr. Ai chairs the audit committee. The audit committee’s duties, which are specified in Edoc’s Audit Committee Charter, include, but are not limited to:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us; pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Financial Experts on Audit Committee

The audit committee is composed exclusively of “independent directors” who are “financially literate” as defined under Nasdaq’s listing standards. In addition, Edoc must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Edoc Board has determined that Mr. Ai qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC. Compensation Committee

The Edoc Board has established a compensation committee. Messrs. Ai, Li and Yan. Gang Li serve as members of its compensation committee. Edoc has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

•        reviewing on an annual basis our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee must consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Code of Ethics

Edoc has adopted a code of ethics that applies to all of Edoc’s executive officers, directors, and employees. The code of ethics codifies the business and ethical principles that govern all aspects of Edoc’s business.

EDOC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

The following discussion and analysis of Edoc’s financial condition and results of operations should be read in conjunction with the sections entitled “Information About Edoc,” “Selected Historical Financial Information of Edoc” and Edoc’s consolidated financial statements and related notes to those statements and other information included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements based upon our current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus. Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to Edoc and its consolidated subsidiaries before the Business Combination.

The following discussion and analysis of Edoc’s financial condition and results of operations should be read in conjunction with Edoc’s audited financial statements and the notes related thereto included elsewhere in this proxy statement/prospectus.

Overview

Edoc is a blank check company incorporated on August 20, 2020 as a Cayman Islands corporation and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities.

Edoc consummated its IPO on November 12, 2020. Edoc intends to use the cash proceeds from the IPO and the private units, Edoc’s capital stock, debt or a combination of cash, stock and debt to complete the Business Combination.

Recent Developments

Proposed Business Combination

See “The Business Combination Proposal (Proposal 2)” elsewhere in this proxy statement/prospectus, which disclosure is incorporated herein by reference.

The Agreement and Plan of Merger

See “The Business Combination Proposal (Proposal 2) — General Description of the Business Combination Agreement” elsewhere in this proxy statement/prospectus, which disclosure is incorporated herein by reference.

Related Agreements

See “The Business Combination Proposal (Proposal 2) — General Description of the Business Combination Agreement — Related Agreements” elsewhere in this proxy statement/prospectus, which disclosure is incorporated herein by reference.

Backstop Agreements

On February 2, 2022, Edoc entered into certain backstop arrangements with Sea Otter Securities (“Sea Otter”), Stichting Juridisch Eigendom Mint Tower Arbitrage Fund (“Mint Tower”), Feis Equities LLC (“Feis”), Yakira Capital Management, Inc. (“Yakira Capital”), Yakira Enhanced Offshore Fund (“Yakira Fund”) and Yakira Partners LP (“Yakira LP”), MAP 136 Segregated Portfolio (“MAP 136”, and together with Yakira Capital, Yakira Fund and Yakira LP, “Yakira”), and Meteora Capital Partners, LP (“Meteora” and together with Sea Otter, Mint Tower, and Feis, Yakira, the “Backstop Investors”), which provide that such investors will not redeem up to 2,200,000 shares that they hold, in the aggregate, in connection with (i) Edoc’s shareholder meeting to approve an extension of the date by which Edoc has to consummate a business combination from February 12, 2022 to August 12, 2022 (the “Extension”), and (ii) the proposed business combination transaction (the “Business Combination”) involving Edoc and Calidi. Such Backstop Investors have agreed to each either hold such shares for a period of time following the consummation of the Business Combination, at which time they will each have the right to sell them to the combined entity, after giving effect to the Business Combination (the “New Pubco”), at $10.42 per share, or will sell such shares on the open market during such time period at a market price of at least $10.27 per share.

Forward Share Purchase Agreements

On February 2, 2022, Edoc entered into a Forward Share Purchase Agreement (the “Meteora Purchase Agreement”) with Meteora. Pursuant to the terms of the Meteora Purchase Agreement, Meteor agreed to (i) not request redemption of up to 550,000 Class A ordinary shares of Edoc (the “Meteora Shares”) in conjunction with Edoc’s shareholders’ approval of either the Extension or the Business Combination, or (ii) tender the Meteora Shares to Edoc in response to any redemption or tender offer that Edoc may commence for its Class A ordinary shares (the “Restrictions”), subject to adjustment as set forth in the Meteora Purchase Agreement.

In exchange for agreeing to the Restrictions, the New Pubco has agreed that, upon the timely request of Meteora, it will acquire the Meteora Shares at a price of $10.42 per share on the three-month anniversary of the closing of the Business Combination (the “Business Combination Closing Date”). Meteora shall notify New PubCo and the Escrow Agent (as defined in the Meteora Purchase Agreement) in writing (a “Sales Notice”) no later than three (3) business days prior to the three-month anniversary of the Business Combination Closing Date whether or not they are exercising their right to sell the Meteora Shares to New Pubco pursuant to the Meteora Purchase Agreement (each, a “Meteora Shares Sale Notice”). If the closing sale price of the Meteora Shares on the third (3rd) business day prior to the three (3) month anniversary of the Business Combination is less than $10.42 per Share, Meteora’s right to sell will be deemed automatically exercised as to all then-held Meteora Shares, without the need to deliver a Sales Notice.

Meteora agreed to maintain a net long position of the Edoc and/or the Company’s securities during the term of this Agreement.

Simultaneously with the closing of the Business Combination, Edoc will deposit into an escrow account with the Escrow Agent, subject to the terms of an escrow agreement to be entered into prior to the Business Combination, up to $10.42 multiplied by the number of Meteora Shares held by Meteora as of the closing of the Business Combination. New Pubco’s purchase of the Meteora Shares will be made with funds from the escrow account attributed to the Meteora Shares. In the event that Meteora sells any Meteora Shares as provided for above, it shall provide an Open Market Sale Notice (as defined in the Meteora Purchase Agreement) to New Pubco and Escrow Agent within three business days of such sale, if, as a result of such sales, Meteora hold less than an aggregate of 550,000 Class A ordinary shares, and the Escrow Agent shall release from the escrow account to New Pubco an amount equal to the pro rata portion of the escrow attributed to the Meteora Shares which Meteora have sold; provided that if Meteora sells any Meteora Shares before the one (1) month anniversary of the Business Combination Closing Date, the Escrow Agent shall release from the Escrow Account: (a) to Meteora, an amount equal to the number of Meteora Shares sold multiplied by $0.05, and (b) to New Pubco, an amount equal to the number of Meteora Shares sold multiplied by $10.37. Other than as described above in the event that Meteora chooses not to sell to New Pubco any Meteora Shares that they own as of the three-month anniversary of the Business Combination Closing Date, the Escrow Agent shall release all remaining funds from the escrow account to Edoc for Edoc’s use without restriction.

Edoc agreed to indemnify Meteora and their respective officers, directors, employees, agents and shareholders (collectively referred to as the “Meteora Indemnitees”) against, and hold them harmless of and from, any and all loss, liability, cost, damage and expense, including without limitation, reasonable and documented out-of-pocket outside counsel fees, which the Meteora Indemnitees may suffer or incur by reason of any action, claim or proceeding, in each case, brought by a third party creditor of Edoc, Edoc or any of their respective subsidiaries asserting that Meteora are not entitled to receive escrowed funds or such portion thereof as they are entitled to receive pursuant to the Meteora Purchase Agreement, in each case unless such action, claim or proceeding is the result of the fraud, bad faith, willful misconduct or gross negligence of any Meteora Indemnitee.

The Meteora Purchase Agreement may be terminated: (i) by mutual written consent of Edoc and Meteora; (ii) at the election of Meteora if Edoc’s shareholders fail to approve the Business Combination before August 12, 2022, subject to extension by mutual agreement; (iii) prior to the closing of the Business Combination by mutual agreement of Meteora if there occurs a Company Material Adverse Effect (as defined in the Merger Agreement); (iv) by Meteora if prior to the day that is five (5) business days prior to the date of the Business Combination Meeting, Edoc, Meteora and the Escrow Agent have not executed the Escrow Agreement (as defined in the Meteora Purchase Agreement); and (v) by Meteora, if prior to February 7, 2022, Edoc does not reach substantially similar non-redemption or forward purchase agreements with Additional Investors (as defined in the Meteora Purchase Agreement) committing an aggregate of 2,200,000 Class A ordinary shares of Edoc to the same restrictions included in the Meteora Purchase Agreement.

Edoc has also entered into share purchase agreements with identical terms to the Meteora Purchase Agreement (collectively, the “Forward Purchase Agreements”) with Sea Otter (covering 550,000 shares), with Mint Tower (covering 550,000 shares), Feis (covering 275,000 shares) and Yakira (covering 275,000 shares). Notwithstanding the foregoing, at any time from July 12, 2022 until four (4) trading days prior to the Business Combination Meeting, Edoc, in its sole discretion, may reduce the number of shares to be purchased by the Backstop Investors pursuant to the Backstop Agreements. In such event, any reduction will be made and applied to the Backstop Investors on a pro rata basis.

Founder Share Transfer Agreement

In connection with the above-mentioned arrangements, the Sponsor entered into certain share transfer agreements (the “Founder Share Transfer Agreements”) with the Backstop Investors.

Pursuant to the Founder Share Transfer Agreement with Meteora on February 2, 2022 (the “Meteora Share Transfer Agreement”), Meteora agreed not to sell, transfer or seek redemption of an aggregate of 550,000 public shares of Edoc and to vote such shares in favor of the Extension and the Business Combination.

In consideration of Meteora’s agreement to abide by such restrictions on its public shares, the Sponsor agreed to transfer to Meteora an aggregate of up to 141,212 shares of Edoc Class B ordinary shares (the “Backstop Transferred Founder Shares”). Of such amount, 84,727 founder shares shall be transferred within five business days following the February Extension Meeting (as defined in the Meteora Founder Share Transfer Agreement). Additionally, if the Business Combination has not consummated by May 12, 2022, then for each monthly period from May 12, 2022 until July 12, 2022 that the Business Combination has not closed (each such monthly period, a “Month”), then Edoc shall cause to be paid to Meteora, at Edoc’s discretion, either (i) a cash amount of $0.05 per Meteora Share not redeemed by Meteora, for an aggregate of up to $0.15 per Public Share, or (ii) or 0.034 Additional Backstop Transferred Founder Shares per Meteora Share not redeemed by Meteora in connection with the February Extension Meeting, to be transferred by the Sponsor (or its designees), for an aggregate of up to 0.1027 Backstop Transferred Founder Shares per share. Such payment(s) will be made within five (5) business days following each of May 12, 2022, June 12, 2022, and July 12, 2022, to the extent that the Business Combination has not closed by such dates.

Edoc has also entered into founder shares transfer agreements with identical terms to the Meteora Share Transfer Agreement with Sea Otter (pursuant to which up to 141,212 founder shares will be transferred to Sea Otter), with Mint Tower (pursuant to which up to 141,212 founder shares will be transferred to Mint Tower), Feis (pursuant to which up to 70,605 founder shares will be transferred to Feis) and Yakira (pursuant to which up to 70,605 founder shares will be transferred to Yakira).

Any founder shares transferred pursuant to the Founder Share Transfer Agreements will be subject to the same rights and obligations as the remaining founder shares held by the Sponsor, including certain registration rights and the obligations to (a) vote any founder shares held by them in favor of the Business Combination, and (b) subject any founder shares held by them to the same lock-up restrictions as the founder shares held by the Sponsor.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities, those necessary to prepare for our Initial Public Offering and identifying a target company for our initial Business Combination. We do not expect to generate any operating revenues until after completion of our initial Business Combination. We generate non-operating income in the form of interest income on cash and cash equivalents held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as expenses as we conduct due diligence on prospective Business Combination candidates.

For the three months ended March 31, 2022, we had a net loss of $4,564,465 consisting of formation and operating costs of $1,257,601 accrued interest on promissory note of $13,975, change in fair value of promissory note of $12,560, and finance costs related to transfer of shares to backstop investors of $3,426,350 offset by investment income of $4,144 and a change in the fair value of warrant liabilities of $141,877.

For the three months ended March 31, 2021, we had a net income of $626,634 consisting of change in fair value in warrant liabilities of $736,389 and investment income of $11,869, offset by formation and operating costs of $121,624.

For the year ended December 31, 2021, we had a net loss of $899,880 consisting of formation and operating costs of $1,798,098 affected by interest expense of $5,027 and change in fair value of convertible promissory note of $70,297 and offset by interest earned on marketable securities held in the Trust Account of $20,868 and change in fair value in warrant liabilities of $952,674.

For the period from August 20, 2020 (Inception) through December 31, 2020, we had a net loss of $565,298 which consists of non-cash loss of $484,637 related to changes in the fair value of the warrant liabilities, formation and operating costs of $89,341, offset by interest income on marketable securities held in the Trust Account of $8,680.

Liquidity and Capital Resources

As of March 31, 2022, the Company had cash outside the Trust Account of $96,222 available for working capital needs. As of December 31, 2021, we had cash outside the Trust Account of $223,398 available for working capital needs. All remaining cash held in the Trust Account are generally unavailable for the Company’s use, prior to an initial business combination, and is restricted for use either in a Business Combination or to redeem ordinary shares. As of March 31, 2022 and December 31, 2021, none of the amount in the Trust Account was available to be withdrawn as described above.

For the three months ended March 31, 2021, cash used in operating activities was $272,957. Net income of $626,634 was affected by interest earned on marketable securities held in the Trust Account of $11,869 and changes in warrant liability of $736,389. Changes in operating assets and liabilities used $151,333 of cash for operating activities.

Through March 31, 2022, the Company’s liquidity needs were satisfied through receipt of $25,000 from the sale of the founder shares, the remaining net proceeds from the IPO and the sale of Private Placement Units, and the Convertible Promissory Notes drawn from the Sponsor.

Through December 31, 2021, our liquidity needs were satisfied through receipt of $25,000 from the sale of the Founder Shares, and the remaining net proceeds from the IPO and the sale of private placement units.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination. The Company will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s Sponsor, officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate. These interim condensed financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

On November 10, 2021, the Company issued an interest-bearing convertible promissory to the Sponsor in the amount of $900,000. As of March 31, 2022, the fair market value of the note outstanding, including accrued interest, was $976,168. On February 13, 2022, the Company issued a non-interest-bearing convertible promissory note in the principal amount of up to $750,000 to the Sponsor. As of March 31, 2022, $420,000 was drawn on the note and the fair market value of the note outstanding was $445,691.

Off-Balance Sheet Financing Arrangements

As of March 31, 2022 and December 31, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

As of March 31, 2022 and December 31, 2021, we did not have any long-term debt, capital or operating lease obligations.

We entered into an administrative support agreement (“Administrative Support Agreement”) pursuant to which agreed to pay our sponsor for office space and secretarial and administrative services provided to members of our management team, in an amount not to exceed $10,000 per month. Effective March 31, 2021, we entered into a termination agreement with our sponsor (the “Termination Agreement”) to terminate the Administrative Support Agreement (and any accrued obligations pursuant thereto). Since our initial public offering, we have not made any payments under the Administrative Support Agreement and have paid for services rendered and expenses advanced by our sponsor on an as-needed basis.

Critical Accounting Policies

The preparation of interim condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. The Company has identified the following as its critical accounting policies:

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15.

We account for the Public Warrants, Private Warrants, Rights and Representative Warrants (“Warrants”), as either equity or liability-classified instruments based on an assessment of the specific terms of the Warrants and the applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the Warrants meet all of the requirements for equity classification under ASC 815, including whether the Warrants are indexed to our own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of our control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of issuance of the Warrants and as of each subsequent quarterly period end date while the Warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, such warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, such warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of liability-classified warrants are recognized as a non-cash gain or loss on the statements of operations.

We account for the Private Warrants, Rights and Representative’s Warrants in accordance with ASC 815-40 under which the Warrants and FPAs do not meet the criteria for equity classification and must be recorded as liabilities. The fair value of the Private Warrants, Rights and Representative’s Warrants has been estimated using the Monte Carlo simulation model.

We evaluated the Public Warrants in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” and concluded that they met the criteria for equity classification and are required to be recorded as part a component of additional paid-in capital at the time of issuance.

Convertible Promissory Note

We account for our convertible promissory note under ASC 815, Derivatives and Hedging (“ASC 815”). Under 815-15-25, the election can be at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825. The Company has made such election for its convertible promissory note. Using fair value option, the convertible promissory note is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the note are recognized as non-cash change in the fair value of the convertible promissory note in the statements of operations. The fair value of the conversion feature of the note was valued utilizing the Monte Carlo model.

Class A Ordinary Shares Subject to Possible Redemption

We account for our Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. On February 9, 2022, we held an extraordinary general meeting pursuant to which our shareholders approved extending the date by which the Company had to complete a business combination from February 12, 2022 to August 12, 2022. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 6,326,758 Ordinary Shares. As a result, an aggregate of $64,996,857.71 (or approximately ($10.27 per share) was released from the Trust Account to pay such shareholders. Accordingly, as of March 31, 2022 and December 31, 2021, 2,673,242 and 9,000,000 shares of Class A ordinary shares subject to possible redemption, respectively, are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets.

Net Loss Per Ordinary Share

The Company applies the two-class method in calculating earnings per share. The contractual formula utilized to calculate the redemption amount approximates fair value. The Class feature to redeem at fair value means that there is effectively only one class of stock. Changes in fair value are not considered a dividend of the purposes of the numerator in the earnings per share calculation. Net loss per ordinary share is computed by dividing the pro rata net loss between the Class A ordinary shares and the Non-redeemable Class A and Class B ordinary shares by the weighted average number of ordinary shares outstanding for each of the periods. The calculation of diluted loss per ordinary share does not consider the effect of the warrants and rights issued in connection with the IPO since the exercise of the warrants and rights are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. The warrants and rights are exercisable for 6,137,400 shares of Class A ordinary shares in the aggregate.

INFORMATION ABOUT CALIDI

Unless otherwise indicated or the context otherwise requires, references in this section to “Calidi,” “we,” “us,” “our” and other similar terms refer to Calidi Biotherapeutics, Inc. and its subsidiaries prior to the Business Combination, which will be the business of Calidi Biotherapeutics, Inc. and its consolidated subsidiaries after giving effect to the Business Combination.

BUSINESS OF CALIDI BIOTHERAPEUTICS

Overview

We are a clinical stage immuno-oncology company that is developing proprietary allogeneic stem cell-based platforms to potentiate and deliver oncolytic viruses (vaccinia virus and adenovirus) and, potentially, other molecules to cancer patients. We are currently developing two proprietary stem cell-based delivery platforms designed to protect the oncolytic virus, whether natural or engineered, from neutralization by the patient’s immune defenses, allowing for greater infection of the tumor cells and leading to a potential improvement in the efficacy of oncolytic viruses over traditional “naked” oncolytic virus therapies. “Naked virus” means the virus is unprotected from the patients immune defenses — it has no relevance to engineering of the virus. Natural (unmodified virus) can be naked or protected. Similarly, engineered (modified virus) can be naked or protected.

Our Product candidates using allogeneic stem cells are being developed in order to:

•        Protect oncolytic viruses from neutralizing antibodies and complement inactivation and innate immune cell inactivation;

•        Enhance oncolytic viral amplification inside the allogeneic cells; and

•        Modify the tumor microenvironment (TME) to allow effective cell targeting and viral amplification at the tumor site.

We believe allogeneic stem cell product candidates have competitive advantages over product candidates using autologous stem cells including the following:

•        Scale and patient compliance: Our allogeneic stem cell product candidates could be used to treat many patients upon FDA approval. In contrast, the autologous stem cell product candidates, if approved by the FDA, must be prepared and used the same day and only in a single patient. Also, with autologous stem cell product candidates, the patient would be subjected to a liposuction procedure, which has a potential to cause infection and other complications.

•        Reproducibility and potency: Our allogeneic stem cell product candidates are composed of cultured and expanded mesenchymal stem cells, having advantages of reproducibility with very minimal lot-to-lot variations.

•        Dose accuracy: Every manufactured lot of our allogeneic stem cell product candidate will be released and characterized ensuring dose reproducibility of treatment among all patients. In contrast, these important parameters could not be easily established and controlled in product candidates using autologous stem cells.

Oncolytic viral immunotherapy utilizes viruses that preferentially infect and replicate within cancer cells, resulting in both direct lysis of the tumor cells as well as activation of an anti-tumor immune response, while leaving normal, healthy cells unharmed. Oncolytic viruses may kill cancer cells by several mechanisms including virus replication-associated cell death (“oncolysis”), induction of tumor-specific T lymphocytes, induction of bystander cell killing and by viral induction of changes in tumor-associated vasculature. Currently, a number of oncolytic viruses are at various stages of clinical development. Thus far, all clinically tested oncolytic viruses have faced a number of obstacles. A major obstacle to this approach has been the rapid elimination of oncolytic virus by patient’s immune system. Preclinical studies have demonstrated that the transient immunomodulatory properties of adipose-derived mesenchymal stem cells (“AD-MSC”) and the tumor-tropic nature of immortalized neural stem cells have the potential to potentiate the antitumor effects oncolytic viruses regardless of the delivery mechanisms (intratumoral or intravenous). Our proprietary platform leverages allogeneic culture-expanded stem cells, which we believe has the potential to prevent viral elimination of an oncolytic virus payload by the patient’s immune system, and facilitate initial viral amplification and expansion at the tumor site.

Oncolytic viral lysis of tumor cells can result in immunological cell death (ICD), which has the ability to prime the patient’s immune system resulting in an anti-tumor immune response to antigenic tumor shedding, essentially creating a cancer vaccine-like response, in situ. This response may augment direct cytolytic activity of the oncolytic viral therapy. Upon ICD of cancer cells, several immune mediators may be released, including damage-associated molecular patterns (DAMPs), pathogen-associated molecular patterns (PAMPs), cytokines, and tumor-associated antigens (TAAs). These immune mediators help “recruit” a patient’s immune cells to the tumor microenvironment (TME), transforming an otherwise unrecognized or “cold” tumor into a recognized or an immunologically active or “hot” tumor.

Our platform leverages allogeneic culture-expanded stem cells, combined with an oncolytic virus payload, which prevents the viral elimination by the patient’s immune system, and facilitates initial viral amplification and expansion at the tumor sites by protecting the oncolytic virus from immune neutralization. This process is accompanied by immunogenic cell death of cancer cells leading to efficient induction of local anti-tumor immune response, which is then capable of targeting distal lesions though the abscopal effect. Therefore, we believe that the combination of efficient cell-based delivery, direct cancer cell killing by the oncolytic viruses and induction of anti-tumor immunity is responsible for the anti-tumor activity of this approach not only at the injected tumor site, but also at distant metastatic tumor sites.

Although we have not yet received FDA marketing approval for any of our product candidates, we are advancing a pipeline of “off-the-shelf” allogeneic cell product candidates in preclinical studies and clinical trials to determine whether our product candidates will: (i) protect oncolytic viruses from complement inactivation and innate immune cell inactivation by the body’s immune system; (ii) support oncolytic viral amplification in the allogeneic cells, and (iii) modify the TME to allow tumor cell targeting and viral amplification at the tumor sites for an extended period of time, providing for a well-tolerated and efficacious cancer therapy.

Differentiated Pipeline Targeting Multiple Cancer Indications

Program	Description	Target Indications	Discovery	Non-clinical Studies	Phase 1	Phase 2	Phase 3	Calidi Worldwide Rights	Manufacturing Partner
NNV1 Allogeneic	NSC-delivering CRAd-S-pk7 oncolytic virus	Newly diagnosed Glioblastoma	FDA-cleared IND – Entering Phase 2					✔	City of Hope
NNV2 Allogeneic	NSC-delivering CRAd-S-pk7 oncolytic virus	Recurring Glioblastoma	FDA-cleared IND – Entering Phase 1					✔	City of Hope
SNV1* Allogeneic	AD-MSC-delivering CAL1 oncolytic virus	Solid tumors (metastatic breast / melanoma / head and neck)	FDA Pre-IND – Planned Phase 1					✔	GenScript Make Research Easy; City of Hope

NeuroNova SuperNova

** Calidi has observed data related to a physician sponsored 26-patient safety trial (IRB) with autologous adipose-derived stromal cells delivering CAL1 oncolytic virus*

CALIDI BIOTHERAPEUTICS

As described in the diagram above, our most advanced product candidates include the following.

NeuroNova (NNV) is our development program that utilizes the immortalized neural stem cell line HB1.F3.CD21 loaded with the engineered oncolytic adenovirus CRAD-s-PK7.

NeuroNova-1 (“NNV1”) is our NNV product candidate targeting newly diagnosed glioblastoma (“GBM”). We licensed from Northwestern University (“Northwestern”), commercial rights to the use of de-identified data from the Northwestern investigator sponsored clinical trial for NNV1. Prior to our licensing agreement with Northwestern, an open-label, investigator sponsored, Phase 1, dose-escalation clinical trial for NNV1 in patients with newly diagnosed high-grade gliomas was completed. This clinical trial established proof-of-concept and safety of NNV1 in patients with newly diagnosed GBM. We also licensed the intellectual property rights for the commercial development of the NNV1 program pursuant to an agreement with University of Chicago. We plan to commence a Phase 1b/2 clinical trial in collaboration with Northwestern University in the first half of 2023. The Phase 1b dose escalation lead in portion of this trial will explore the final dosing regimen, including the feasibility of repeated dosing with the same product candidate.

Our NeuroNova-2 (“NNV2”) product candidate, which is under pre-clinical development targeting patients with recurrent GBM, utilizes the same allogeneic neural stem cell line and oncolytic adenovirus as NNV1. We licensed the intellectual property rights for the commercial development of the NNV product candidate for this program pursuant to an agreement with University of Chicago. We anticipate a clinical trial for the NNV2 program will commence during the second half of 2022.

SuperNova (SNV) is our development program that utilizes the allogeneic adipose-derived mesenchymal stem cell (“AD-MSC”) line, VP-001, loaded with tumor selective “CAL1” oncolytic vaccinia virus strain.

SuperNova1 (SNV1) is our first internally developed product candidate, and we believe SNV1 has the potential to be effective in the treatment of multiple solid tumors such as, head and neck cancer, triple-negative breast cancer and melanoma. SNV1 is currently in pre-clinical development, and we have held a pre-IND meeting with FDA to discuss the filing of our IND application. We plan to commence a Phase 1 clinical trial for the SNV1 program during the second half of 2023.

We are currently engaged in the discovery of next generation product candidates such as SNV2 and AAA1. For example, SNV2 is based on engineered oncolytic vaccinia virus constructs, such as antibodies, checkpoints, or other insertions, designed to increase the tumor specificity and oncolytic potency as well as allogeneic stem cells optimized for systemic administration.

Our Team

Our management team has significant experience in drug discovery, research and development, and licensing transactions, in addition to immuno-oncology. Highlights of our domain expertise are described below. For a complete list of our management team, please refer to the section entitled Director, Officer, Executive Compensation and Corporate Governance of Calidi Prior To the Business Combination.

Mr. Allan Camaisa serves as Chairman of the Board of Directors and has been our Chairman of the Board and CEO since February 2018. As Chairman and CEO, he has successfully led in excess of $30 million in capital fundraising and led four successful exits including ICON, Labcorp, PRA Health Sciences, Kratos and Equifax. He has been actively involved in recruiting key Board Members and leading MDs and PhDs to the Company’s Scientific Advisory Board. Mr. Camaisa’s background includes leading our team in successful license negotiations with large pharmaceutical firms and signing a collaboration agreement with the National Institutes of Health. Previously, Mr. Camaisa was the CEO and Chairman of Parallel6, Inc., a digital mobile/cloud software platform for managing pharmaceutical patient clinical trials that engaged clinical trial participants and powered the enrollment, management, and retention of those participants on behalf of pharmaceutical organizations. Parallel6 was sold to PRA Health Sciences in 2017. Their clients included Sanofi, STSI/Genentech, Johnson & Johnson/Janssen, Abbott/Abbvie, PPD, PRA Health, Pfizer, Roche, and the NIH. In 2005, Mr. Camaisa founded Anakam, Inc., a software security company, focused on healthcare, which safeguarded digital medical records through a platform that delivered government-level multifactor authentication and security. Anakam sold a global license to the Veterans Administration (VA) to secure access to the VA’s primary patient portal called My HealtheVet. Other notable Anakam clients included the Center for Medicare and Medicaid, the Department of Homeland Security and several medical device companies, including Boston Scientific and EntraHealth. Anakam was recognized by the Inc.500 as one of the fastest growing companies in the U.S. and was acquired by Equifax in 2010. Prior to Anakam, Mr. Camaisa founded High Technology Solutions (HTS), a software systems integrator that he grew from two people to more than 500 employees and $50 million in revenue. HTS was recognized as an Inc.500 company three years in a row and was sold to Wireless Facilities, Inc. (now Kratos Defense) in 2004. Before entering into the private sector, Mr. Camaisa served eight years as a surface warfare officer in the United States Navy. He currently owns seven U.S. patents and has received numerous awards, including the Deloitte FAST 50, the Governor’s Small Business of the Year Award, and the Ernst and Young Regional Entrepreneur of the Year.

He also received awards from the San Diego Asian Business Association, Tech America, and the U.S. Small Business Association, which honored him as Small Businessperson of the Year. He is a graduate of both the United States Naval Academy and the prestigious Owners Management Program at Harvard Business School.

Boris Minev, MD, is our President of Medical & Scientific Affairs. Dr. Minev is a highly accomplished physician-scientist with extensive industrial and academic experience in Immuno-Oncology, oncolytic viruses and stem cell biology and applications. He has a significant track record in tumor immunology and cancer vaccine development, having worked closely on the development of the first cancer vaccine to be approved by a regulatory body (Melacine). Dr. Minev also has extensive expertise in immunotherapy clinical trial designs, logistics, and regulatory issues. He has considerable supervision & management experience in industrial and academic settings and has excellent skills in biotech business development, communication, and collaboration skills. Previously he held a position as the Director of Immunotherapy and Translational Oncology at Genelux Corporation, where he directed several preclinical and translational projects on oncolytic virotherapy, immunotherapy, and nanotechnology. Dr. Minev is also an adjunct professor at the Moores UCSD Cancer Center. There, he served as Principal Investigator and Director, Laboratory of Tumor Immunology and Immunotherapy. For more than 15 years, his research has been focused on discovering new target antigens for cancer immunotherapy and the development of optimized cancer vaccines. Prior to that, Dr. Minev worked in Dr. Steven Rosenberg’s Tumor Immunology Section at the Surgery Branch of the National Cancer Institute. Dr. Minev is an Advisory Board Member of the European Society for Translational Medicine (EUSTM). He is a member of several biotechnology companies’ Scientific and Clinical Advisory Boards and has been an advisor for Amgen, Johnson & Johnson, Geron Corporation, McKinsey Consulting and Thomson Current Drugs, among others. He is the recipient of the European Association of Cancer Research Fellowship and the Fogarty International Fellowship. Dr. Minev received his MD degree from the School of Medicine in Sofia, Bulgaria.

George Ng was appointed our President and Chief Operating Officer on February 1, 2022. Mr. Ng has been a Board Director of Calidi Biotherapeutics since October 2019. Mr. Ng has over fifteen years of leadership positions in pharmaceuticals and biotechnology, is currently a partner at PENG Life Science Ventures since September 2013, a director, co-founder, and chief business officer at IACTA Pharmaceuticals, Inc. since January 2020, and lead director of Morphogenesis Inc. since February 2020. His experience further includes serving in various executive-level positions for multiple publicly-traded and privately held global biotechnology and pharmaceutical companies. Mr. Ng previously served as a director of Inflammatory Response Research, Inc. from May 2019 to April 2020, as a director of Invent Medical Corporation from July 2019 to January 2020, as a director of ImmuneOncia Therapeutics Inc. from June 2016 to 2019, and as a managing director of Virttu Biologics Limited from April 2017 to April 2019. Mr. Ng was also the Executive Vice President and Chief Administrative Officer of Sorrento Therapeutics, Inc. (Nasdaq: SRNE) from March 2015 to April 2019, the Co-Founder and President, Business of Scilex Pharmaceuticals Inc. from September 2012 to April 2019, and the Senior Vice President and General Counsel of BioDelivery Sciences International Inc. (Nasdaq: BDSI) from December 2012 to March 2015, and has held other senior management roles in publicly-traded pharmaceutical companies prior to 2012. Throughout his professional career, Mr. Ng has led many pharmaceutical-related transactions, including mergers, acquisitions, licenses and joint ventures, ranging from $10 million to $1.2 billion in value. Mr. Ng holds a JD degree from the University of Notre Dame School of Law, as well as a B.A.S. double degree in Biochemistry and Economics from the University of California, Davis.

Antonio Santidrian, PhD, has been our Senior Vice President and Global Head of Research and Development since September 2021. Dr. Santidrian joined us in 2015 as Associate Director. Dr. Santidrian is an accomplished scientist with over 20 years of experience in anti-cancer translational research. Dr. Santidrian has focused his scientific career on developing superior cancer drugs and on biological drugs to improve human health. He has extensive supervisory and management experience and excellent biotech business development, communication, and collaboration skills. From March 2008 to September 2015, Dr. Santidrian led translational studies at The Scripps Research Institute for several small molecule and biologic drugs to treat breast cancer metastasis. Dr. Santidrian worked closely on translational cancer studies for the development of ACADRA to treat Chronic lymphocytic leukemia (CLL) at university of Barcelona (Spain). Dr. Santidrian is the recipient of a fellowship from August Pi I Sunyer Foundation, the Ministry of Science and Education (Spain) and Susan G. Komen Breast cancer foundation. Dr. Santidrian received a degree in Pharmacy from University of Barcelona in 2001 and Ph.D. in biomedicine, specializing in anti-cancer therapies in 2006 from the University of Barcelona in Barcelona, Spain.

Barbara Haertl, Ph.D, has been our Associate Vice President of Manufacturing since September 2021. Dr. Haertl is an experienced scientist who specializes in process development and manufacturing in the field of oncolytic viral therapy. Dr. Haertl has more than 12 years of industry experience that spans oncolytic virotherapy, translational oncology, and biological drug development. She joined our subsidiary StemVac GmbH in 2016 and has focused on Vaccinia virus-based process development and manufacturing activities for virus, cell, and combination products. Prior to joining StemVac GmbH, Dr. Haertl led translational product development studies for oncolytic virus cancer theranostics at Genelux GmbH — a clinical-stage oncolytic virus therapy company. Dr. Haertl received her Ph.D. in Virology on studying Adenovirus from the University of Regensburg, Department for Medical Microbiology and Hygiene, Germany.

Dennis M. Hester, Ph.D, is our Technology and Manufacturing Advisor. Dr. Hester brings 20 years of manufacturing expertise to the Company. Before advising for Calidi, he was Vice President, Product Development and Head of Chemistry, Manufacturing and Controls (CMC) at Xeris Pharmaceuticals and prior to that he held a similar role at Mirati Therapeutics, Inc., where he led product development and all manufacturing activities for multiple targeted therapeutics for oncology. Dr. Hester has held similar positions of responsibility at Intellikine (acquired by Takeda) and Aragon (acquired by Johnson and Johnson) and gained significant biologics manufacturing experience earlier in his career at companies like Nektar Therapeutics and Amylin Pharmaceuticals as well as a technical consultant at Immutep (formerly Prima BioMed). Dr. Hester is currently the Senior Vice President, CMC, at iTolerance, Inc. a startup biotech company developing biologic products for diabetes, liver function regeneration, and other cellular therapies.

Thomas Herrmann, Ph.D., is our Associate Vice President, Research and Development Process and Assay Development. Dr. Herrmann is a professional scientist with more than 16 years of experience in the development of cellular manufacturing processes and companion analytics. He holds a PhD in Biochemistry from the University of Wuerzburg, Germany. Dr. Herrmann joined StemVac GmbH in 2016 and has dedicated his scientific career to the research and engineering of manufacturing processes and assay development for oncolytic viruses, stem cells, and cellular combination products. Before joining StemVac GmbH, Dr. Herrmann specialized in the investigation of new recombinant oncolytic vaccinia viruses and radiotracers for application in molecular PET diagnostics of tumors at Genelux GmbH, a clinical-stage oncolytic virus therapy company. Prior to StemVac, Dr. Herrmann worked as group leader for the Department of Clinical Neurobiology at the University Clinics of Wuerzburg, contributing greatly to the field of therapeutic application for spinal muscular atrophy with lentiviral vectors.

Stephen Keane is our Business Development Advisor. He is the co-founder of Staurus Pharma, LLC, Iogen Inc, served as SVP of Corporate Development of Leading Biosciences from November 2015 to November 2016, and served as the President and CEO of Femta Pharmaceuticals, Inc. from June 2008 to January 2011. Mr. Keane is a seasoned life sciences executive with an extensive track record of success in corporate development, business development and financial transactions for emerging biopharmaceutical companies. He has held senior corporate development positions with Ciclofilin Pharmaceuticals, Cosmo Pharmaceuticals, Ambit Biosciences Corp, Dendreon Corp, Corvas International Inc, Epimmune Inc, SIBIA Neurosciences Inc and Molecular Biosystems Inc. He was responsible for negotiating significant alliances, including licenses, distribution agreements, technology acquisitions and research agreements with large pharmaceutical companies and government agencies. Mr. Keane was also the principal negotiator for Dendreon’s acquisition of Corvas International and Merck’s acquisition of SIBIA Neurosciences. He has been an officer of four publicly traded companies, raised over $420 million in equity capital in the last two decades, and helped generate more than $400 million in non-dilutive partner revenues to fund drug discovery programs. Mr. Keane received his Bachelor of Arts in English Literature from San Diego State University.

Our Strategy

Our strategy is to pioneer next generation immunotherapies for the treatment of cancer by utilizing stem cell-based platforms for delivery and potentiation of oncolytic viruses as well as the use of allogeneic stem cells for treatment of non-cancer indications. We intend to achieve this strategy by:

•        Continuing to advance our adipose stem cell platform.    Our SuperNova™ (SNV) platform is comprised of adipose-derived mesenchymal stem cells (“AD-MSC”) isolated from healthy adult donors. Our approach represents an economical and highly scalable process. We utilize these cells as a “Trojan Horse”, shielding intracellularly loaded oncolytic vaccina virus for enhanced therapy of patients with solid tumors and hematologic malignancies. We believe that this approach to treating cancer may allow for potentially greater efficacy and lower toxicity when compared to existing modalities.

•        Continuing to advance immortalized neural stem cells.    Our NeuroNova™ (NNV) platform is comprised of neural stem cells that are generated from cells harvested from fetal tissue. We utilize these cells by loading them with oncolytic adenovirus with the intention of treating patients who have newly diagnosed or recurrent malignant glioblastoma (“GBM”) and in potentially other therapeutic indications. We believe that this approach to treating GBMs of the brain and spinal cord may allow for potentially greater efficacy and lower toxicity when compared to existing modalities.

•        Collaborating with industry partners in pursuit of combination therapies.    In addition to our monotherapy trials, we intend to explore combination therapy studies using our SNV and NNV platforms in conjunction with certain other immuno-therapies that are already approved or under clinical development.

•        Advancing clinical programs over the next 24 months.    We anticipate advancing three clinical development programs over the next six-to-24 months, namely, i) NNV1 in Phase1b/Phase 2 clinical trial for the treatment of newly diagnosed GBM; ii) NNV2 in Phase 1 clinical trial in patients with recurrent GBM; and iii) IND application filing for SNV1 and, pending IND approval, entering into a Phase 1 clinical trial in patients with metastatic unresectable melanoma, triple-negative breast cancer, and advanced metastatic head and neck squamous cell carcinoma.

•        Continuing to pursue cost-efficient manufacturing.    Manufacturing of allogeneic stem cell therapeutic candidates involves a series of complex steps. We believe an important element of our commercialization plans involves the efficient and scalable production of GMP-grade adipose, neuronal and other allogeneic stem cells.

•        Pursuing opportunistically out-licensing of stem cell derived products.    Our stem cell production capabilities enable us to selectively out-license our cell banked or cell derived products to third parties. We anticipate entering into one or more distribution relationships in order to pursue this opportunity.

Our Development Programs and Product Candidates

NeuroNova (NNV).    Our NNV development program utilizes the immortalized neural stem cell line HB1.F3.CD21 loaded with the engineered oncolytic adenovirus CRAD-s-pk7 (NSC-CRAd-S-pk7 and also referred to as NSC.CRAd-S-pk7). The oncolytic adenovirus, CRAd-S-pk7, was engineered by incorporating a survivin promoter to drive expression of the E1A gene, which is essential for viral replication, and modifying the Ad5 fiber protein through the incorporation of a poly- lysine sequence (pk7). These alterations enhanced tumor specificity and viral replication within glioma cells, which improved antitumor activity and increased survival in mouse and hamster models. The neural stem cell line HB1.F3.CD21 was generated from cells harvested from fetal tissue. The final product candidate was created by incubating the CRAd-S-pk7 virus with neural stem cell line HB1.F3.CD21 using proprietary media and conditions.

•        The parent cell line HB1.F3.CD21, which is a component of the NSC-CRAd-Spk7, has been used in four clinical studies: (i) A Pilot Feasibility Study of Oral 5-Fluorocytosine and Genetically Modified Neural Stem Cells Expressing E. coli Cytosine Deaminase for Treatment of Recurrent High-Grade Gliomas, (ii) A Phase 1 Study of Cytosine Deaminase-Expressing Neural Stem Cells in Combination with Oral 5-Fluorocytosine and Leucovorin for the Treatment of Recurrent High-Grade Gliomas, (iii) A Phase 1 Study of Intracranially Administered Carboxylesterase-Expressing Neural Stem Cells in Combination with Intravenous Irinotecan for the Treatment of Recurrent High-Grade Gliomas, and (iv) A Phase 1 Study of Neural Stem Cell Based Virotherapy in Combination With Standard Radiation and Chemotherapy for Newly Diagnosed High-Grade Glioma.

In a series of preclinical studies, the scientists at Northwestern University observed stem cell-based delivery of the CRAd-S-pk7 virus to murine tumors and demonstrated an increase of median survival by 50% as compared with mice that were treated with the same oncolytic virus alone in experimental glioblastoma mouse models. Additionally, it was observed that intratumorally delivered HB1.F3.CD21 stem cells were capable of migrating throughout the brain to deliver the therapeutic payload of CRAd-S-pk7 to distal glioma metastasis. These findings warranted the translation of this therapeutic approach to the clinical setting.

NeuroNova-1 (NNV1 program):Phase 1 Clinical Trial in Patients With Newly Diagnosed High-Grade Gliomas.

NNV is composed of the immortalized neural stem cell line HB1.F3.CD21 loaded with the engineered oncolytic adenovirus CRAD-s-pk7 (NSC-CRAd-S-pk7) for the treatment of glioblastoma multiforme (“GBM”) (NNV1 program). High-grade malignant gliomas are the most common and lethal CNS tumors in adults. Despite aggressive treatment regimens that comprise neurosurgical resection, radiotherapy, and chemotherapy, median survival time in patients with newly diagnosed glioblastoma ranges from 14 months to 21 months. The presence of aberrant chemoresistant and radioresistant glioma stem cells within the tumor tissue contributes to relapse and poor survival outcomes, whereby the median survival time upon tumor recurrence is typically nine to 11 months. As such, a targeted approach that selectively kills tumor cells and resistant glioma stem cells, without disrupting the delicate neural architecture of the surrounding brain is necessary for effective treatment. Oncolytic adenoviral therapy is a promising therapeutic approach in malignant glioma owing to its direct viral oncolytic effects and its ability to elicit an anti-tumor immune response. Oncolytic viral therapies have also been observed to be well tolerated in prior clinical trials. Nevertheless, delivery of traditional oncolytic virus therapy has been a hurdle to use due to poor distribution and spread through the tumor mass after intratumoral injection or their limited abilities to effectively cross the blood — brain barrier after systemic administration.

Neural stem cells (NSCs) are multipotent progenitor cells present in the developing and adult CNS. Preclinical experiments have shown their inherent ability to cross the blood — brain barrier, distribute within the tumor bed, surround the tumor border, and migrate within the brain parenchyma to target glioma cells, allowing NSCs delivered either locally or peripherally to be used to target therapeutic molecules across the blood — brain barrier.

Northwestern University completed an open label, Phase 1, single ascending dose clinical trial that followed a 3 + 3 design. It was primarily done at the Northwestern Memorial Hospital (Chicago, IL, USA), with a secondary site at the City of Hope National Medical Center (Duarte, CA, USA). Between April 24, 2017, and November 13, 2019, 12 patients with newly diagnosed high-grade malignant glioma were enrolled and confirmed through clinical and radiological evaluation. Pathological confirmation of malignant glioma was made at the time of resection on frozen section by a neuropathologist before the NNV (NSC-CRAd-S-pk7) injection. Diagnoses made through frozen section analysis were later confirmed through permanent section analysis. In the trial design, patients would receive standard chemoradiotherapy, and their tumors had to be accessible for NNV1 injection. Eligible patients were aged 18 years or older and had a Karnofsky performance scale score of 70 or more. To be included, participants also had to have adequate organ and bone marrow function within 28 days before registration, as defined by an aspartate transaminase concentration less than three times the upper limit of normal, serum creatinine less than 2 mg/dL, platelets more than 100 000 per mm³, and white blood cells more than 3000 per mm³. Further baseline evaluations comprised panels for hematology, coagulation, and serum chemistry, a urinalysis with microscopy, an ECG, replication competent retrovirus testing, and viral shedding. Eligible participants were also able to undergo a brain MRI scan. Patients were excluded if the tumor invaded the ventricular system, received previous radiotherapy or other experimental therapy, or took immunosuppressive medications (other than corticosteroids) within 28 days of the surgical procedure. Patients with prior or ongoing liver disease (cirrhosis, or active hepatitis B or C virus infection) or known HIV infection were also excluded.

City of Hope National Medical Center provided the NSCs for the clinical trial. CRAd-S-pk7 was produced and loaded into NSCs at the University of Alabama at Birmingham Vector Production Facility (Birmingham, AL, USA), in accordance with current good manufacturing practice for phase 1 investigational drugs. Regulatory approvals were obtained from the Center for Biologics Evaluation and Research of the FDA and the local institutional research ethics committees (FDA IND 17365). The study was done in accordance with the Declaration of Helsinki and Good Clinical Practice guidelines. This trial was done in compliance with the Data Safety Monitoring Plan of the Robert H Lurie Comprehensive Cancer Center of Northwestern University (Chicago, IL, USA). A data safety monitoring board (DSMB) was instituted to review any complications arising from the proposed therapy before the enrolment of new patients. Additionally, the study abided by the safety reporting regulations, as set forth in the Code of Federal Regulations. All protocol amendments were approved by the trial sponsor and the DSMB. All participants provided written, informed consent.

Histopathological evaluation identified 11 (92%) of 12 patients with glioblastoma and one (8%) with anaplastic astrocytoma. Two (17%) of 12 tumors harbored an IDH1 mutation. The MGMT gene promoter was methylated in three (25%) of 12 patients, including the two IDH1-mutated tumors. One (17%) of six patients taking the third dose (1·50 × 108 NSCs loading 1·875 × 10¹¹ viral particles) developed a grade 2 subdural fluid collection 22 days after surgery and product injection that was deemed possibly related to NSC-CRAd-S-pk7 administration. Another patient (17%) of the six taking the third dose developed meningitis (grade 3) due to the inadvertent injection of NSC-CRAd-S-pk7 into the ventricle. Cerebrospinal fluid trickled into the open ventricle, collection and subsequent analysis of which was consistent with viral meningitis. After hospitalization, the patient fully recovered. Subsequently, three additional patients were enrolled at the same dose without major toxicity and complications. This was the highest prespecified dose, a formal dose-limiting toxicity was not observed, and 1·50 × 108 NSCs loading 1·875 × 10¹¹ viral particles was recommended for a Phase 2 clinical trial.

During the Phase 1 clinical trial, most treatment-emergent adverse events were not related to NSC-CRAd-S-pk7 and all were commonly observed toxicities of subsequent chemotherapy and radiotherapy. The most common grade 3 adverse events were decreased lymphocyte count (five [42%] of 12 patients), hypertension (five [42%]), and muscle weakness (four [33%]). Five severe adverse events were reported, including a thromboembolic event, encephalopathy, cerebral edema, muscle weakness, and meningitis. Only viral meningitis was probably related to NSC-CRAd-S-pk7. All patients recovered fully from their adverse events, and there were no dropouts or deaths due to an adverse event.

After resection, residual evaluable tumor was present in nine (75%) of 12 patients. Assessment of best response showed that one (8%) of 12 patients had a partial response, one (8%) of 12 patients had pseudo-progression, and ten (83%) of 12 patients had stable disease. At database lock, ten (83%) of 12 patients had progressed, and nine (75%) of 12 patients had died. The median progression-free survival was 9·1 months. The median overall survival was 18·4 months. In the subset of patients with glioma containing an unmethylated MGMT promoter, median progression-free survival was 8·8 months, and median overall survival was 18·0 months. Of the three (25%) of 12 patients with tumors with methylated MGMT promoters, two patients were censored at last follow-up, and the one uncensored patient had progression-free survival of 24·2 months and overall survival of 36·4 months.

MRI, before and after the treatment regimen, showed a decrease in contrast enhancement and peritumoral hyperintensity around the resection cavity after therapy. Patients had a reduction in quality of life reported until the cessation of radiotherapy, after which they returned to near baseline levels. Post-hoc exploratory studies allowed the assessment of the immune response to NSC-CRAd-S-pk7. Flow cytometric analysis revealed a spike in neutrophil and monocyte ratios at day 3 in doses 2 and 3. This peak diminished by day 14, when the number of lymphocytes tended to increase in doses 2 and 3. A direct comparison of the immune response between day 3 and day 14 showed a significant decrease in neutrophil and monocyte ratios at dose 2 and a significant increase in absolute lymphocyte count in both dose levels 2 and 3. Analysis of lymphocytic subsets showed an increase in CD8+ T cells in dose 3 at day 14. Pro-inflammatory cytokines — granzyme B, interferon-gamma, and tumor necrosis factor — were expressed regardless of tumor tissue depth. Additionally, CD8 and CD69 expression increased in sampled tumors after NSC-CRAd-S-pk7 treatment. Anti-Ad5 neutralizing antibodies were detected in low titers 14 days after treatment at the first dose and within a week at higher doses. Analysis of circulating cytokine profiles in patients’ serum showed an initial decrease in concentrations of IL8, IL1Ra, IL12p70, IL13, and CCL22 7 days after surgery and product injection. This decrease was followed by an increase in concentrations up until day 14 for IL8, IL1Ra, IL6, IL13, and IL16, after which concentrations of these cytokines plateaued or decreased. Other cytokine concentrations, such as IL12p70, CXCL10, CCL17, and CCL22, continued to increase up to day 28. ELISpot assay showed antiviral immunity through the detection of hexon spots, which increased as the dose of NSC-CRAd- S-pk7 increased; differences in hexon spots between doses could be visualized 7 days and 14 days after surgery and NSC-CRAd-S-pk7 injection. 1 year later, antitumoral immunity could be detected in one (8%) of 12 patients that received NSC- CRAd-S-pk7.

Viral traces of E1A and hexon and v-myc DNA, which is used to immortalize the NSCs, could not be detected at the site of injection or in other collected autopsy samples. In eight (67%) of 12 patients who underwent repeat surgical resections or autopsy, we sampled and compared tumor tissues before and after NSC-CRAd-S-pk7 administration. Because the survivin promoter is incorporated within the virus and syndecan-1 is targeted by the viral capsid, tumor-specific marker staining of survivin and syndecan-1 showed a decrease in expression after NSC-CRAd-S-pk7 treatment. Immunohistochemical (multiplex) staining showed an increase in CD8+ T cells, specifically at the tumor site, after NSC-CRAd-S-pk7 injection. These findings were seen across samples from three (100%) of three patients whose tissues were selected for analysis, because more CD8+ T cells were seen at the recurred glioma lesion post NSC-CRAd-S-pk7 injection. Quantitative analysis of staining results showed increased numbers of CD8+ T cells and higher expression of PD-1 after NSC-CRAd-S-pk7 injection. Numbers of CD63+ cells and SOX2+ cells that express survivin decreased after treatment.

The trial’s primary endpoint was met as the addition of NSC-CRAd-S-pk7 to resection and chemoradiotherapy was shown to be well tolerated and non-toxic. No dose-limiting toxicity was noted, and the highest preassigned dose was the maximum tolerated dose. Only one severe adverse event, viral meningitis (grade 3), in one patient was deemed to be probably related to the treatment. This adverse event was caused by unintended injection of the regimen into the lateral ventricle. The patient was adequately managed and recovered fully in the following days.

Immune studies suggested that NSC-CRAd-S-pk7 initiates an immune response in patients with high-grade gliomas. Early immune responses showed an increase in inflammatory myeloid recruitment in high doses of NSC-CRAd-S-pk7, followed by an increase in the number of circulating lymphocytes, especially CD8+ T cells, two weeks after surgery in dose 3. The CD8+ T cells in the tumor microenvironment (TME) were shown to be active and cytotoxic immune cells, owing to the increase in CD8+:CD4+ ratios, and the expression of the early activation marker CD69, which indicates recent activation and tissue infiltration. This inflammatory presentation conforms to the typified models of immune reactivity in humans and to other oncolytic adenovirus responses. These changes were not observed in the cohort that received the lowest dose of NSC-CRAd-S-pk7, which might suggest that higher doses promote systemic immunity and might reflect better antitumoral immune responses. Moreover, the cytokine profile described in response to NSC-CRAd-S-pk7 could help in following the immune-mediated response to therapy if confirmed in future, higher phase trials.

Limitations of the study include the fact that it is a single-arm, open-label study with no comparator group. Statistical evaluation of a Phase 1 trial has limitations in terms of patient expectations regarding activity. The observed survival benefit in comparison to historical controls could be due to early initiation of radiotherapy and temozolomide, more intensive care of the patients on trial, or institution-specific performance. One (8%) of 12 patients, with a right parietal-temporal tumor, received a temporal lobectomy, which is reported to improve survival outcomes. The validation of the survival outcomes and immune and histopathological findings, will require a phase 2/3 study with a larger cohort and a cell-labelling component. The clinical trial results were published in The Lancet Oncology on June 29, 2021.

NeuroNova-2 (NNV2) program for indications of recurrent GMB.

Our NNV2 program, which is under development pursuant to an active IND, utilizes NNV, the same immortalized neural stem cell line HB1.F3.CD21 utilized in NNV1, loaded with the engineered oncolytic adenovirus CRAd-S-pk7 (NSC-CRAd-S-pk7 also referred to as NSC.CRAd-S-pk7) for the treatment of recurrent GBM. We licensed the intellectual property rights of this product candidate for commercial development pursuant to an agreement with University of Chicago. We anticipate a Phase 1 clinical trial for the NNV2 program will commence during the second half of 2022.

SuperNova (SNV).    Our SNV development program utilizes allogeneic adipose tissue-derived culture expanded mesenchymal stem cells loaded with oncolytic vaccinia virus (CAL1). CAL1 vaccinia virus is an unmodified virus belonging to the poxvirus family and is manufactured by propagating ACAM1000 clonal vaccine in CV-1 cells. ACAM1000 (manufactured in MRC-5 cells) is identical to ACAM2000 (manufactured in Vero cells). ACAM2000/CAL1 vaccinia virus genome carries key genomic alterations that explain its reduced virulence. Two main disrupted factors are immunomodulatory: (i) The tumor necrosis factor receptor, and (ii) The interferon α/β binding protein. The FDA approved ACAM2000 as a vaccine for smallpox in August 2007, based on this strain’s reduced virulence and safety profile in preclinical animal studies and human clinical trials.

The CAL1 virus has the following advantages over other oncolytic viruses:

a)      the virus is not a human pathogen — does not cause any known serious diseases in humans;

b)      it has a short, well-characterized life cycle, spreading very rapidly from cell to cell;

c)      it is highly cytolytic for a broad range of tumor cell types;

d)      it has a large insertion carrying capacity (> 25 kb) for the expression of exogenous genes;

e)      it has high genetic stability;

f)      it is amenable to large scale production of high levels of infectious virus;

g)      it remains in the cytoplasm and does not enter the host cell nucleus during the entire life cycle, and thus does not integrate into the host genome;

h)      it has been used extensively over decades as a smallpox vaccine in millions of people with minimal and well documented side effects;

i)       existing approved drugs (vaccinia immunoglobulin (VIG), TPOXX (tecovirimat), and cidofovir) are available to treat any potential vaccinia infections effectively; and

j)      it has been well tolerated when administered by different routes: intravenous, intraperitoneal, intrapleural, and intratumorally to patients with advanced cancer.

Mesenchymal stem/stromal cells (MSCs) are stromal regenerative cells with mesenchyme origin during embryonic development and possess the ability to differentiate into osteoblasts, adipocytes, and chondrocytes. MSCs can be harvested from several adult tissue types, including bone marrow, umbilical cord, and adipose tissue and have the following key characteristics:

i)       plastic adherence in standard culture conditions;

ii)      surface marker expression of CD105, CD73 and CD90, and

iii)    lack expression of CD45, CD34, CD14 or CD11b, CD79 or CD19 and HLA-DR.

Adipose tissue-derived MSCs (AD-MSC) have significant advantages over MSCs derived from other sources because they are obtained from a minimally invasive lipoaspiration procedure. The MSC concentration in adipose tissue is greater than all other tissues in the body and the MSC’s potency is maintained with the donor’s age, unlike bone marrow-derived MSCs. Significant numbers of AD-MSC can be obtained due to accessibility to the subcutaneous adipose tissue and the volume that can easily be extracted. It is well-documented that the AD-MSC has potent immune modulatory properties due to either direct release of immuno-modulatory factors or indirect effects through other immune cells. Significant anti-inflammatory effects of AD-MSC have been confirmed in many veterinary and human clinical studies.

In order to develop a clinically relevant oncolytic platform, CAL1 virus was loaded into allogeneic AD-MSC cells to generate SNV1, which we intend to demonstrate through clinical trials is more resistant to humoral inactivation than naked virus, leading to higher therapeutic efficacy. We have held a pre-IND meeting with the FDA and intend to pursue an IND and subsequent clinical trials for SNV1, which we anticipate will commence during the second half of 2023.

In preclinical in vitro studies, we observed that the naked CAL1 virus was quickly inactivated in the presence of human serum, while SNV1 retained the ability to kill tumor cells. In vivo studies demonstrated the ability of SNV1 to induce direct tumor oncolysis and to modify the tumor microenvironment (TME), converting immunologically invisible or “cold” tumors into immunologically visible or “hot” tumors by reducing immunosuppressive populations such as Tregs (regulatory T cells) and simultaneously increasing tumor infiltration with CD4 and CD8 effector T cells, thus generating anti-tumor immunity in both the treated lesion and untreated distant tumors. Importantly, product candidate SNV1 contains not only stem cells loaded with viral particles, but also immune modulatory cytokines produced by the stem cells as well as virally encoded proteins. Therefore, the TME may be modified immediately upon intra-tumoral injection to support viral amplification and oncolysis.

First-in-human preclinical study of vaccinia virus ACAM2000/CAL1 delivered by autologous adipose stromal vascular fraction (SVF) cells

The tolerability and toxicity of the ACAM2000 virus (equivalent to CAL1) was observed in a first-in-human clinical trial of vaccinia virus delivered by autologous adipose stromal vascular fraction (SVF) cells, in patients with advanced solid tumors or acute myeloid leukemia (AML).

In preclinical studies, we observed ACAM2000 virus (aka ACAM1000 or CAL1) as a very potent oncolytic virus, able to infect and kill multiple human cancer cell lines in vitro. However, we and others also observed that the human complement system could neutralize most of the viral particles after intravenous deployment. Consequently, we suggested that the viral particles taken up by autologous SVF stem cells may be protected from the patient’s immune system, thus allowing delivery of a greater amount of the loaded oncolytic virus to the tumor sites. In addition, SVF contains stem cells exhibiting a natural tropism towards tumor sites, which could theoretically be exploited to transport the viral payloads directly to the tumor sites. Therefore, a preclinical study was designed utilizing autologous SVF cells incubated with vaccinia virus (ACAM2000/SVF) in patients with advanced solid tumors or AML. This study was designed and completed prior to recent court decisions holding that the use of autologous adipose SVF cells in clinical studies require an IND issued by the FDA.

The tolerability and toxicity of ACAM2000/SVF administered to patients with advanced metastatic solid tumors or advanced AML observed in this preclinical study support our intention to apply for an IND from the FDA and to conduct a Phase I clinical trial thereafter using our SNV1 product candidate that utilizes allogeneic adipose-derived mesenchymal stem cell (“AD-MSC”) line VP-001 loaded with tumor selective “CAL1” oncolytic vaccinia virus strain. We do not intend to develop a product candidate using autologous adipose SVF cells. However, two important aspects of this study will have clear clinical implications in future IND enabled clinical trials: (i) this is the first-in-human clinical study to observe the tolerability and toxicity of a TK-positive oncolytic vaccinia virus delivered by autologous AD-MSCs, and (ii) the administration of ACAM2000/SVF in severely immunocompromised patients with advanced cancer appeared to be well tolerated. In addition, by combining ACAM2000 and SVF as a delivery vehicle we observed evidence suggesting SVF cells may protect the virus from complement inactivation in the blood. No significant treatment-associated toxicities were observed in any of the 26 patients who received IV, IP and IT injections of ACAM2000 loaded onto freshly isolated SVF cells. Although not statistically significant due to small number of patients, several patients experienced significant tumor size reduction, especially when the ACAM2000/SVF treatment was combined with checkpoint inhibition. These early observations must be re-evaluated within a larger and more homogeneous cohort of patients to confirm the feasibility and effectiveness of this treatment approach. The results of this study have been published in the Journal of Translational Medicine in 2019.

Because clinical autologous approaches do not allow the development of an off-the shelf standardized product candidates for treatment of cancer, we are focusing our development efforts on allogeneic therapies which we believe will allow the immediate treatment of patient without the need of extraction of fresh autologous adipose stem cells which may not be feasible in some cancer patient populations. Consequently, we are developing allogeneic cell-based product candidates, where we believe the virus can be protected from humoral immunity, significantly amplified, and potentiated inside the stem cells to minimize its clearance by the immune system.

SuperNova1 (SNV1)

SNV1 is composed of CAL1 vaccinia virus (AKA ACAM1000 or ACAM2000) loaded into the allogeneic AD-MSC cell line VP01 and is our first internally developed product candidate focusing on the treatment of multiple solid tumors such as, head and neck cancer, triple-negative breast cancer and melanoma. SNV1 is currently in preclinical development, and we have held a pre-IND meeting with FDA to discuss filing an IND application. We plan to commence a Phase I clinical trial for the SNV1 program during second half of 2023.

We anticipate our proposed Phase 1/2 trial will be an open label dose escalation safety, PK, and PD study of SNV1 in adult patients with advanced metastatic solid tumors who have relapsed from or are refractory to standard therapy. In Phase 1 dose escalation portion of the anticipated study, the safety and tolerability of SNV1 will be determined. We also anticipate that Part 1 will determine the recommended Phase 2 dose of SNV1. The dose escalation cohorts are intended to be composed of patients with any of the selected three indications (metastatic/unresectable melanoma, TNBC and head & neck squamous cell head & neck carcinoma). In Phase 1 dose expansion portion of this study, we anticipate 30 patients (metastatic/unresectable melanoma (N=10), TNBC (N =10) and squamous cell head & neck carcinoma (N=10) will be enrolled at the selected dose to assess clinical objective response rate (ORR). In the Phase 2 portion of this study, we anticipate 50 patients with the best responding indication determined in Part 2 will be treated with the SNV1 dose identified in Part 1 of this trial.

Competition

The development and commercialization of new product candidates is highly competitive. We face competition from major pharmaceutical, specialty pharmaceutical and biotechnology companies among others with respect to our NNV and SNV product candidates and will face similar competition with respect to any product candidates that we may seek to develop or commercialize in the future. We compete in pharmaceutical, biotechnology and other related markets that develop immune-oncology therapies for the treatment of cancer. There are other companies working to develop viral immunotherapies for the treatment of cancer including divisions of large pharmaceutical and biotechnology companies of various sizes. The large pharmaceutical and biotechnology companies that have commercialized and/or are developing immuno-oncology treatments for cancer include AstraZeneca, Bristol-Myers Squibb, Gilead Sciences, Inc., Merck & Co., Novartis, Pfizer and Genentech, Inc.

Some of the products and therapies developed by our competitors are based on scientific approaches that are the same as or similar to our approach, including with respect to the use of viral immunotherapy with oncolytic viruses. Other competitive products and therapies are based on entirely different approaches. We are aware that Oncorus, Inc., Replimune Group, Inc., Amgen Inc., ImmVira Co., Ltd., IconOVir Bio, Inc., Candel Therapeutics, Inc. and FerGene, Inc., among others, are developing viral immunotherapies that may have utility for the treatment of indications that we are targeting. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Many of the companies we compete against or may compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in concentration of even more resources among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, in establishing clinical trial sites and enrolling subjects for our clinical trials and in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination of our commercial opportunity if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, or are more convenient or are less expensive than any products that we or our collaborators may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all our product candidates, if approved, are likely to be their efficacy, safety, convenience and price, if required, the level of biosimilar or generic competition and the availability of reimbursement from government and other third-party payors.

Manufacturing

The manufacturing process of viruses and allogeneic cell product candidates involves a series of complex and precise steps. A critical component of our success in this area will be through our research collaboration with our subsidiary, StemVac. The StemVac team has decades of deep experience in process and assay development and optimization of virus and cell-based manufacturing of advanced therapeutic biological products. The services provided by StemVac are highly specialized to meet our needs in developing a cost- and time-effective program as compared to services provided by an outsourced entity. We have developed scalable processes for both upstream and downstream for oncolytic virus, stem cells and final products containing both oncolytic virus and cells. We believe our processes will have the potential to facilitate the generation of off-the-shelf allogeneic products.

We have assembled a management team with extensive experience in developing and manufacturing biological, viral and gene therapies. We have strong in-house process development capabilities for oncolytic viruses cell banks and combinatory products and are currently leveraging external CMOs to implement our in-house developed processes to produce drug substance and drug product. We require that our CMOs produce drug substance and finished drug product in accordance with cGMPs and all other applicable laws and regulations. We maintain agreements with our manufacturers that include confidentiality and intellectual property provisions to protect our proprietary rights related to our product candidates. We do not have long-term supply arrangements in place with our CMOs.

We currently do not own or operate any manufacturing facilities. We have transferred some of our processes to commercial CMOs for production, labeling, packaging and distribution of our initial batches of clinical material and anticipate continuing to do so in the future. We procure our neural stem cells, the virus used for NNV generation (CRAd-S-pk7) and NSC-CRAd-S-pk7, from our CMO. We procured our adipose tissue derived stem cell from VetStem Biopharma. Currently, we procure our virus used for SNV1 generation, (CAL1), from our CMO Genscript ProBio in China.

We continue to invest in our internal development capabilities to establish critical in-house manufacturing expertise to support our pipeline of product candidates. We expect to continue to invest in building proprietary processes that will enable us to be at a competitive advantage when manufacturing product candidates for our clinical programs. In the near term, we intend to continue to rely on third party CMOs while we evaluate whether to establish our own cGMP manufacturing facilities for the production of cGMP-grade material in order to secure our supply chain for clinical studies and commercialization.

Commercialization

We intend to retain significant development and commercial rights to our product candidates and, if marketing approval is obtained, to commercialize our product candidates on our own, or potentially with a partner, in the United States and other regions. We currently have limited sales, marketing or commercial product distribution capabilities and have no experience as a company commercializing products. We intend to build the necessary infrastructure and capabilities over time for the United States, and potentially other regions, following further advancement of our product candidates. Clinical data, the size of the addressable patient population, the size of the commercial infrastructure and manufacturing needs may all influence or alter our commercialization plans.

Intellectual Property

Our commercial success depends in large part on our ability to obtain and maintain patent protection in the U.S. and other major oncology markets and countries for our investigational products, to operate without infringing valid and enforceable patents and proprietary rights of others, and to prevent others from infringing on our proprietary or intellectual property rights. We seek to protect our proprietary position by (1) filing, in the U.S. and certain other regions/countries (include the EU), patent applications intended to cover our investigational products, and maintaining any issued patents in our major markets; (2) maintaining and advancing, and where possible expanding, existing patents and patent applications covering the composition-of-matter of our investigational products, their methods of use and related discoveries, their formulations and methods of manufacture, and related technologies, inventions and improvements that may be commercially important to our business; and (3) filing, in the U.S. and certain other regions/countries, new patent applications on novel therapeutic uses of our investigational products. We may also rely on trade secrets and know-how to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection, and which is difficult to reverse engineer. We also intend to take advantage of regulatory protection afforded through data exclusivity, market exclusivity and patent term extensions where available. We may also seek to rely on regulatory protection afforded through Orphan Drug Designation.

We have significant ownership rights through our patent portfolio, including rights to issued patents in the United States, Japan, South Korea, and Canada for Smallpox Vaccine for Use in Cancer Treatment as of May 25, 2021. We also have additional rights to issue patents in Europe, Australia, Canada, Singapore, Russia, and New Zealand; validated in Germany, Spain, France, Great Britain, and Italy for Combination Immunotherapy Approach for Treatment of Cancer.

We believe that our issued patents will cover our technology platform and product candidates until approximately 2035, and possibly beyond. Our strategy includes filing for patent protection on our intellectual property we consider important to our business in jurisdictions including the United States, Europe, and Japan and other jurisdictions we consider commercially relevant to protect our ability to market our product candidates.

Our patent portfolio consists of four main patent families in an effort to protect our current development programs and secure our next generation programs for the use of stem cell-mediated immunotherapy for the treatment of cancer. We have filed composition of matter patents and methods of treatment that we believe includes next generation armed oncolytic viruses based on the oncolytic vaccinia virus we use in our product candidates, our own adipose-derived mesenchymal stem cells (AD-MSCs), and other stem cell types. We have also filed patents on the method of enhancing oncolytic virus-based therapies by loading the virus in cells. In addition, we have developed a universal cell delivery system to protect, amplify, and potentiate current and next generation armed oncolytic vaccinia viruses currently in advancement worldwide.

Our first two foundational patents are being prosecuted worldwide and have received numerous international and US allowances. This first patent family, Combination Immunotherapy Approach for Treatment of Cancer, includes claims protecting the use of stem cells in combination with oncolytic viruses and other modern immunotherapies for the treatment of cancer and has potential patent coverage until at least 2036. We believe this treatment induces durable clinical immune responses targeting, attacking, and destroying cancer cells.

Claims encompass the combination of our investigational product therapy with immuno-checkpoint inhibitors have initially been allowed or validated in Russia (RU), Israel (IL), Europe (EP), Canada (CA), Singapore (SG), Australia (AU), Germany (DE), Spain (ES), France (FR), Great Britain (GB), and Italy (IT) and are pending in Brazil, Mexico and the U.S.

Our second family of patents, Smallpox Vaccine for Cancer Treatment, encompasses the use of adipose-derived stromal vascular fraction stem cells to deliver oncolytic viruses in autologous and allogeneic settings for the treatment of all cancer tumor types and has potential patent coverage until at least 2035. We believe this patent family encompasses the delivery of the treatment by any route of administration.

This second patent family includes the following patents:

•        Key claims encompass the use of adipose-derived stem cells to deliver vaccinia virus have been allowed in the United States (US), Japan (JP), South Korea (KR) and Canada (CA) and are pending in Eurasia, China, Europe, Mexico, Hong Kong and the U.S.

Our third patent family with patent applications pending, Cell-Based Vehicles for Potentiation of Viral Therapy, has potential patent coverage until at least 2039. This third patent family, has been filed in the US and in Australia, Canada, China, Eurasia, Europe, India, Japan, and S. Korea and encompasses novel genetic modifications and treatments of stem cells to improve evasion of allogeneic recognition and inhibition by neutralizing antibodies, describes a companion diagnostic assay to select patients who will respond better to systemic treatments of the oncolytic virus delivered by adiopose-derived stem cells in allogeneic setting.

Our fourth patent pending family, Enhanced Systems for Cell-Mediated Oncolytic Viral Therapy, encompasses the use of an improved method to potentiate and deliver all naturally occurring and armed viruses using stem cells, named SuperNova (SNV) and has potential patent coverage until at least 2039. SNV is composed of live cells, cell-derived factors, amplified viruses, as well as viral-encoded immunomodulators and recombinant proteins that act immediately upon administration. The pending patent applications also encompass the delivery of the treatment by any route of administration and protection of our single cryopreserved vial for use in hospital settings. This fourth patent family, which has been filed in the US, Australia, Canada, China, Eurasia, Europe, India, Japan, and S. Korea, also encompasses next generation engineered vaccinia viruses encoding additional therapeutic protein-based immunotherapies (checkpoints, co-stimulators, cytokines, antiangiogenetic, BITEs, etc.).

In addition to our own patent portfolio described above, we have in-licensed a patent family from the University of Chicago, Alabama and City of Hope National Medical Center for the patents and patent applications encompassing Tropic Cell-Based Virotherapies for the Treatment of Cancer and has potential patent coverage until at least 2034. This family issued claims are directed to particular neural stem cell line that contains an oncolytic virus that contains a regulatory element and/or a capsid that specifically binds to a tumor cell, and to methods of killing tumor cells by contacting them with the neural stem cells that contain the virus. A pending application includes claims that, as filed, are not limited to the specific cell line.

License Agreements

Northwestern University

On June 7, 2021, we entered into a license agreement with Northwestern University (“Northwestern”) (the “Northwestern Agreement”) for the exclusive commercialization rights to the investigational new drug (“IND”) and data generated from Northwestern’s phase 1 clinical trial treating brain tumor patients with an engineered oncolytic adenovirus delivered by neural stem cells (“NSC-CRAd-S-pk7”). Under the Northwestern Agreement, among other rights, Northwestern granted to us a worldwide, twelve-year exclusivity for the commercial development of NSC-CRAd-S-pk7 or other oncolytic viruses for therapeutic and preventive uses in oncology and a right of reference to Northwestern’s IND application which relates to the treatment of newly diagnosed glioma. In exchange, we paid Northwestern an upfront payment of $400,000 cash and a commitment to fund up to $10 million towards a phase 2 clinical trial of NSC-CRAd-S-pk7 or other oncolytic viruses. We also agreed to share a specified percentage of any sublicensing revenue we may generate in an amount between 18% and 23%.

The agreement has a term of 12 years unless further extended by mutual agreement. We have the right to terminate the agreement upon 90 days written notice for any reason. Northwestern has the right to terminate the agreement at any time if the Patent Rights License with the University of Chicago, City of Hope, or the University

of Alabama at Birmingham is no longer in effect or if we have engaged in any criminal or unethical behavior or have untaken an action adverse to Northwestern. Either party has a right to terminate the agreement upon the breach of the other party that is not cured within 90 days after notice of the breach is provided. Northwestern has the right to immediately terminate the agreement in the event we file a petition in bankruptcy, make any general assignment for the benefit of creditors, or a receiver is appointed to take custody or control of our property.

On October 14, 2021, we entered into a worldwide, non-exclusive, sublicensable royalty free Material License Agreement to license the NSC-CRAd-S-pk7 oncolytic virus materials which we intend to use to continue advancing our research, development and commercialization efforts. Northwestern retained the rights to the material not transferred and to non-exclusively license the materials for Non-Commercial Research and has agreed not to grant further commercial licenses during the term of the agreement. We paid Northwestern a one-time license fee of $100,000 in exchange for the transferred materials. The agreement has a term of 12 years. We have a right to terminate the agreement for any reason upon 90 days written notice. Either party has the right to terminate the agreement upon the material breach by the other party unless such breach is cured within a 90 day notice period. Northwestern may immediately terminate the agreement upon written notice if we file a petition, or a petition is filed against us, under any bankruptcy or insolvency law, if we make any general assignment for the benefit of creditors, or a receiver is appointed to take possession or control of our property.

University of Chicago

On July 22, 2021, we entered into an exclusive license agreement with the University of Chicago on behalf of City of Hope and University of Alabama (the “University of Chicago Agreement”) for patents covering cancer therapies using an oncolytic adenovirus in combination with a clinical grade allogeneic neural stem cell line for recurrent glioma. Pursuant to the University of Chicago Agreement, COH transferred its IND to us for the commercial development of a licensed product, as defined in the University of Chicago Agreement. This agreement grants to us commercial exclusivity, for the term as specified in the University of Chicago Agreement, in using neural stem cells with the adenovirus known as CRAd-pk-S-7 for oncolytic virotherapy.

Under the University of Chicago Agreement, we paid an upfront fee of $180,000 in cash and issued 100,000 shares of our common stock. The University of Chicago Agreement also provides for us to pay a percentage of net sales generated for any product that falls within a valid claim of the licensed patents for specific periods of between 2% and 6%, and to pay up to $18.7 million if all of the following milestones are achieved during the clinical trials and post commercialization of the licensed product:

•        Commencement of a Phase 2 clinical trial with a Licensed Product;

•        Commencement of a Phase 3 clinical trial with a Licensed Product;

•        First Submission of an NDA, BLA for a Licensed Product;

•        First Commercial Sale of a Licensed Product; and

•        Cumulative Net Sales of all Licensed Products reach one billion dollars.

In addition to the foregoing, we have also agreed to pay a specified percentage of sublicense revenue we may generate in an amount between 18% and 23%.

The term of the University of Chicago Agreement will expire on the later of: (i) the expiration date of the last to expire of the Licensed Patents; and (ii) ten (10) years from the First Commercial Sale, unless earlier terminated pursuant to the terms of this Agreement. University of Chicago (“University”) has the right to terminate the agreement upon 21 days written notice for our failure to make any payment when due, with the right to cure the default by payment before the expiration of the notice period. University also has the right to immediately terminate the agreement if we fail to achieve development milestones within the time frame contemplated by the agreement. Furthermore, University has the right to terminate the agreement if we are in material breach of any other obligation under the agreement not specified above upon 30 days written notice unless we cure the breach within the notice period. In addition, if we file a petition under any bankruptcy or insolvency law, and such petition is not dismissed within 60 days of such filing, the agreement will automatically terminate at the end of such 60 day period unless University provides us with written notice that the agreement will not terminate. Upon our liquidation or dissolution, the agreement will automatically terminate and if we fail to begin commercial sales of a Licensed Product within 8 years, University may terminate the agreement anytime thereafter on written notice. We have the right to terminate the agreement for any reason upon written notice to University and the agreement will terminate at the end of the Calendar Quarter following the Calendar Quarter during which we provided our notice of termination.

Collaboration Agreement with Personalized Stem Cells, Inc.

On April 9, 2020, we entered into a collaboration and license agreement with Personalized Stem Cells, Inc. (the “PSC Agreement”). Under the terms of the PSC Agreement, we provided two tested SVF cell line banks for use in a Covid-19 Project for use in the generation of a Master Cell Bank (MCB) by Personalized Stem Cells, Inc. (PSC). Fifty percent (50%) ownership of the MCB would be retained by PSC for use in clinical trials for the treatment of Covid-19 and we are entitled to retain the other 50% ownership in the MCB to pursue our development of our product candidates. We are also entitled to full access and use of all clinical data from the Covid-19 Project for our use in developing our product candidates. The agreement is for an unspecified term, but can be terminated by either party upon the material breach of the other party if such breach is not cured within a 30 day written notice period, or immediately upon written notice if the breach is incapable of being cured. We contributed $100,000 in cost towards the manufacturing of the MCB by PSC.

Government Regulation

In the United States, biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act (FD&C Act) and licensure under the Public Health Service Act (PHS Act), and other federal, state, local and foreign statutes and regulations. The FD&C Act and corresponding regulations govern, among other things, the research, development, clinical trial, testing, manufacturing, quality control, approval, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, marketing, promotion, export and import, advertising, post-approval monitoring, and post-approval reporting involving biological products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and we may not be able to obtain the required regulatory approvals.

Further, even if we obtain the required regulatory approvals for our products, pharmaceutical companies are subject to myriad federal, state, and foreign healthcare laws, rules, and regulations governing all aspects of our operations, including, but not limited to, our relationships with healthcare professionals, healthcare institutions, distributors of our products, and sales and marketing personnel; governmental and other third-party payor coverage and reimbursement of our products; and data privacy and security. Such laws, rules, and regulations are complex, continuously evolving, and, in many cases, have not been subject to extensive interpretation by applicable regulatory agencies or the courts. We are required to invest significant time and financial resources in policies, procedures, processes, and systems to ensure compliance with these laws, rules, and regulations, and our failure to do so may result in the imposition of substantial monetary or other penalties by federal or state regulatory agencies, give rise to reputational harm, or otherwise have a material adverse effect on our results of operations and financial condition.

U.S. biological products development process

The process required by the FDA before a biological product candidate may be licensed for marketing in the U.S. generally involves the following:

•        completion of nonclinical laboratory tests and animal studies performed in accordance with FDA’s good laboratory practices, or GLPs, requirements and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•        submission to the FDA of an application for an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•        approval of the protocol and related documentation by an IRB or ethics committee at each clinical trial site before each trial may be initiated;

•        performance of adequate and well-controlled human clinical trials according to GCPs, requirements and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product candidate for its intended use;

•        preparation of and submission to the FDA of a BLA for marketing approval that includes sufficient evidence of establishing the safety, purity, and potency of the proposed biological product for its intended indication, including from results of nonclinical testing and clinical trials;

•        a determination by the FDA within 60 days of its receipt of a BLA to accept and file the application;

•        satisfactory completion of an FDA pre-license inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with current good manufacturing practices, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity;

•        satisfactory completion of an FDA advisory committee review, if applicable;

•        potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA in accordance with any applicable expedited programs or designations;

•        payment of user fees for FDA review of the BLA (unless a fee waiver applies); and

•        FDA review and approval, or licensure, of the BLA to permit commercial marketing of the product for particular indications for use in the U.S.

Pre-clinical Studies and the IND Process

Before testing any biological product candidate in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of the product’s biological characteristics, chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

Prior to commencing an initial clinical trial in humans with a product candidate in the U.S., an IND must be submitted to the FDA and the FDA must allow the IND to proceed. An IND is an exemption from the FD&C Act that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA allowance that such investigational product may be administered to humans in connection with such trial. Such authorization must be secured prior to interstate shipment and administration. In support of a request for an IND, the clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND must become effective before human clinical trials may begin. Once submitted, the IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the IND on a full or partial clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial or part of the study can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial. The FDA also may impose clinical holds on a sponsor’s IND at any time before or during clinical trials due to, among other considerations, unreasonable or significant safety concerns, inability to assess safety concerns, lack of qualified investigators, a misleading or materially incomplete investigator brochure, study design deficiencies, interference with the conduct or completion of a study designed to be adequate and well-controlled for the same or another investigational product, insufficient quantities of investigational product, lack of effectiveness, or non-compliance. If the FDA imposes a clinical hold, studies may not recommence without FDA authorization and then only under terms authorized by the FDA.

Clinical Trials

Clinical trials involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under control of the trial sponsor. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters and criteria to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent. An IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the trial at least annually. The IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to trial subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group provides authorization as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the trial and may recommend halting the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

Certain information about certain clinical trials must also be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website.

Clinical trials typically are conducted in three sequential phases that may overlap or be combined:

•        Phase 1.    The biological product candidate is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the biological product candidate in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

•        Phase 2.    The biological product candidate is evaluated in a limited patient population with a specific disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

•        Phase 3.    The biological product candidate is administered to an expanded patient population to further evaluate dosage, clinical efficacy, potency, and safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product candidate and provide an adequate basis for approval and product labeling.

In August 2018, the FDA released a draft guidance entitled “Expansion Cohorts: Use in First-In-Human Clinical Trials to Expedite Development of Oncology Drugs and Biologics,” which outlines how developers can utilize an adaptive trial design commonly referred to as a seamless trial design in early stages of oncology biological product development (i.e., the first-in-human clinical trial) to compress the traditional three phases of trials into one continuous trial called an expansion cohort trial. Information to support the design of individual expansion cohorts are included in IND applications and assessed by FDA. Expansion cohort trials can potentially bring efficiency to biological product development and reduce developmental costs and time.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may also be made a condition to approval of the BLA. Failure to exhibit due diligence with regard to conducting required Phase 4 clinical trials could result in withdrawal of approval for products.

Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the Public Health Service Act, or PHS Act, emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

Both the FDA and the EMA provide expedited pathways for the development of biological product candidates for treatment of rare diseases, particularly life threatening diseases with high unmet medical need. Such biological product candidates may be eligible to proceed to registration following a single clinical trial in a limited patient population, sometimes referred to as a Phase 1/2 trial, but which may be deemed a pivotal or registrational trial following review of the trial’s design and primary endpoints by the applicable regulatory agencies. Determination of the requirements to be deemed a pivotal or registrational trial is subject to the applicable regulatory authority’s scientific judgement and these requirements may differ in the U.S. and the European Union.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some trials also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, which provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

U.S. review and approval processes

Assuming successful the completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include results of product development, laboratory and animal studies, human clinical trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review to determine if it is substantially complete before the FDA accepts it for filing. In most cases, the submission of a BLA is subject to a substantial application user fee, although the fee may be waived under certain circumstances. Under the performance goals and policies implemented by the FDA under the Prescription Drug User Fee Act, or PDUFA, for original BLAs, the FDA targets ten months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. The FDA does not always meet its PDUFA goal dates, and the review process is often significantly extended by FDA requests for additional information or clarification. This review typically takes twelve months from the date the BLA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, pure and potent for its intended use and whether the product is being manufactured in accordance with cGMP to ensure its continued safety, purity and purity. The FDA may refer applications for novel biological products or biological products that present difficult or novel questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required.

Before approving a BLA, the FDA typically will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control.

Under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA for a novel product (e.g., new active ingredient, new indication, etc.) must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, including to subpopulations of patients, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings, precautions or interactions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a REMS, or otherwise limit the scope of any approval. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing trials. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

Orphan product designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or 200,000 or more individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making a biological product available in the U.S. for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

Orphan product designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. If a product that has orphan product designation subsequently receives the first FDA approval for a particular active ingredient for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan product exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same biological product as defined by the FDA or if a product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. In addition, orphan drug exclusive marketing rights in the U.S. may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if the second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Orphan drug status in the European Union has similar, but not identical, benefits.

Expedited development and review programs

The FDA has various programs, including fast track designation, breakthrough therapy designation, accelerated approval and priority review, that are intended to expedite or simplify the process for the development and FDA review of drugs and biologics that are intended for the treatment of serious or life-threatening diseases or conditions. To be eligible for fast-track designation, new drugs and biological product candidates must be intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast-track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast-track product at any time during the clinical development of the product. One benefit of fast-track designation, for example, is that the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review.

Under the FDA’s breakthrough therapy program, a sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough therapy designation comes with all of the benefits of fast-track designation. The FDA may take other actions appropriate to expedite the development and review of the product candidate, including holding meetings with the sponsor and providing timely advice to, and interactive communication with, the sponsor regarding the development program.

A product candidate is eligible for priority review if it treats a serious or life-threatening disease or condition and, if approved, would provide a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious disease or condition. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Under priority review, the FDA’s goal is to review an application in six months once it is filed, compared to ten months for a standard review. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Additionally, a product candidate may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on an intermediate clinical endpoint other than survival or irreversible morbidity or mortality, that is reasonably likely to predict irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA generally requires that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to verify the clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. The FDA may withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.

Post-approval requirements

Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to cGMP requirements, as well as requirements relating to record keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. Manufacturers of products are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biological products, include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products.

Manufacturers must comply with the FDA’s advertising and promotion requirements, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, product detentions or refusal to permit the import or export of the product, restrictions on the marketing or manufacturing of the product, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors or other stakeholders, debarment, restitution, disgorgement of profits, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Biological product manufacturers and other entities involved in the manufacture and distribution of approved biological products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

U.S. patent term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of the FDA approval of a biological product, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biological product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. In addition, a patent can only be extended once and only for a single product. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may intend to apply for restoration of patent term for one of our patents, if and as applicable, to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

A biological product can obtain pediatric market exclusivity in the U.S. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods, including some regulatory exclusivity periods tied to patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the PHS Act attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structure of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until 12 years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the U.S. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate implementation and impact of the BPCIA is subject to significant uncertainty.

U.S. regulation of companion diagnostics

Our product candidates may require use of an in vitro diagnostic to identify appropriate patient populations. These diagnostics, often referred to as companion diagnostics, are regulated as medical devices. In the U.S., the FD&C Act and its implementing regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import and post-market surveillance. Unless an exemption applies, companion diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval, or PMA approval.

If use of companion diagnostic is essential to safe and effective use of a drug or biologic product, then the FDA generally will require approval or clearance of the diagnostic contemporaneously with the approval of the therapeutic product. On August 6, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance, for novel candidates such as our product candidates, a companion diagnostic device and its corresponding drug or biologic candidate should be approved or cleared contemporaneously by FDA for the use indicated in the therapeutic product labeling. The guidance also explains that a companion diagnostic device used to make treatment decisions in clinical trials of a biologic product candidate generally will be considered an investigational device, unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA’s Investigational Device Exemption, or IDE, regulations. Thus, the sponsor of the diagnostic device will be required to comply with the IDE regulations. According to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same investigational study, if the study meets both the requirements of the IDE regulations and the IND regulations. The guidance provides that depending on the details of the study plan and subjects, a sponsor may seek to submit an IND alone, or both an IND and an IDE. In July 2016, the FDA issued a draft guidance document intended to further assist sponsors of therapeutic products and sponsors of in vitro companion diagnostic devices on issues related to co-development of these products.

The FDA generally requires companion diagnostics intended to select the patients who will respond to cancer treatment to obtain approval of a PMA for that diagnostic contemporaneously with approval of the therapeutic. The review of these in vitro companion diagnostics in conjunction with the review of therapeutic candidates such as those we are developing involves coordination of review by the FDA’s Center for Biologics Evaluation and Research and by the FDA’s Center for Devices and Radiological Health. The PMA process, including the gathering of clinical and pre-clinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are also subject to an application fee.

PMAs for certain devices must generally include the results from extensive pre-clinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results when the same sample is tested multiple times by multiple users at multiple laboratories. In addition, as part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance requirements.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or a not-approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution.

If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will issue an order denying approval of the PMA or issue a not approvable order. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing. PMA approval is not guaranteed, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the U.S.

Additional regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines.

Government regulation outside of the United States

In addition to regulations in the U.S., we are subject to a variety of regulations in other jurisdictions governing, among other things, research and development, clinical trials, testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biological products as well as authorization and approval of our products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Clinical trials regulation

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the U.S. have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a CTA must be submitted for each clinical trial to each country’s national competent authority, or NCA, and at least one independent ethics committee, or EC, much like the FDA and an IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, the corresponding clinical trial may proceed. Under the current regime (the EU Clinical Trials Directive 2001/20/EC and corresponding national laws) all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the EU Member State where they occurred.

In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It will overhaul the current system of approvals for clinical trials in the EU. Specifically, the new Regulation, which will be directly applicable in all Member States (meaning that no national implementing legislation in each EU Member State is required), aims at simplifying and streamlining the approval of clinical trials in the EU. For instance, the new Regulation provides for a streamlined application procedure via a single entry point and strictly defined deadlines for the assessment of clinical trial applications. It is expected that the new Regulation will come into effect following confirmation of full functionality of the Clinical Trials Information System, the centralized EU portal and database for clinical trials foreseen by the new Regulation, through an independent audit, which was currently expected to occur in December 2021.

European Union drug review and approval

In the European Economic Area, or EEA, medicinal products can only be commercialized after obtaining a marketing authorization. To obtain regulatory approval of a medicinal product in the EEA, we must submit a marketing authorization application, or MAA. A centralized marketing authorization is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA, and is valid throughout the EEA. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicinal products such as (gene-therapy, somatic cell-therapy or tissue-engineered medicines), and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EEA.

Under the centralized procedure the maximum timeframe for the evaluation of a MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of a MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of a MAA under the accelerated assessment procedure is 150 days, excluding clock stops, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

The application used to submit the BLA in the U.S. is similar to that required in the European Union, although there may be certain specific requirements, for example those set out in Regulation (EC) No 1394/2007 on Advanced Therapy Medicinal Products, covering gene therapy, somatic cell therapy and tissue-engineered medicinal products.

Now that the UK (which comprises Great Britain and Northern Ireland) has left the European Union, Great Britain will no longer be covered by centralized marketing authorizations (under the Northern Irish Protocol, centralized marketing authorizations will continue to be recognized in Northern Ireland). All medicinal products with a current centralized marketing authorization were automatically converted to Great Britain marketing authorizations on January, 1 2021. For a period of two years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, the UK medicines regulator, may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain marketing authorization. A separate application will, however, still be required.

Data and market exclusivity

In the EEA, upon receiving marketing authorization, innovative medicinal products generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EEA, during a period of eight years from the date on which the reference product was first authorized in the EEA. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained a marketing authorization based on a MAA with a completely independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Orphan drug designation and exclusivity

Products receiving orphan designation in the EEA can receive ten years of market exclusivity, during which time no “similar medicinal product” may be placed on the market. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan product can also obtain an additional two years of market exclusivity in the European Union where an agreed Pediatric Investigation Plan for pediatric studies has been complied with. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

The criteria for designating an “orphan medicinal product” in the EEA are similar in principle to those in the U.S. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if it meets the following criteria: (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five (5) in ten thousand (10,000) persons in the EEA when the application is made, or (b) it is unlikely that the product, without the benefits derived from orphan status, would generate sufficient return in the European Union to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EEA, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. The application for orphan drug designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the MAA if the orphan drug designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar medicinal product for the same indication at any time if:

•        the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

•        the marketing authorization holder of the authorized product consents to a second orphan medicinal product application; or

•        the marketing authorization holder of the authorized product cannot supply enough orphan medicinal product.

Pediatric development

In the EEA, companies developing a new medicinal product must agree upon a Pediatric Investigation Plan, or PIP, with the EMA’s pediatric committee, or PDCO, and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies (e.g., because the relevant disease or condition occurs only in adults). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted by the PDCO of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization with the results of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) even where the trial results are negative. In the case of orphan medicinal products, a two year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Post-approval controls

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include the following:

•        The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

•        All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.

•        All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, or SmPC, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under European Union directives, the details are governed by regulations in each European Union Member State and can differ from one country to another.

Brexit and the Regulatory Framework in the United Kingdom

In June 2016, the electorate in the UK voted in favor of leaving the European Union (commonly referred to as “Brexit”). Thereafter, in March 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The UK formally left the European Union on January 31, 2020. A transition period began on February 1, 2020, during which European Union pharmaceutical law remained applicable to the UK, however this ended on December 31, 2020. On December 24, 2020, the UK and European Union entered into a Trade and Cooperation Agreement. The agreement sets out certain procedures for approval and recognition of medical products in each jurisdiction. Since the regulatory framework in the UK covering the quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU Directives and Regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the UK, as the UK legislation now has the potential to diverge from EU legislation. It remains to be seen how Brexit will impact regulatory requirements for product candidates and products in the UK in the long-term. The MHRA has recently published detailed guidance for industry and organizations to follow from January 1, 2021 now the transition period is over, which will be updated as the UK’s regulatory position on medicinal products evolves over time.

Coverage and Reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, which will require additional expenditure above and beyond the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other Healthcare Laws and Compliance Requirements

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we develop, market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below.

•        The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

•        The federal civil and criminal false claims laws, including the civil False Claims Act, or FCA, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs.

•        The federal civil monetary penalties laws impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary, if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies.

•        The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program, including private payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity may be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it.

•        HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, impose, among other things, specified requirements on covered entities and their respective business associates relating to the privacy and security of individually identifiable health information including mandatory contractual terms and required implementation of technical safeguards of such information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates in some cases, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

•        The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, imposed new annual reporting requirements for certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners.

•        Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers.

•        Analogous state and foreign laws and regulations, including, but not limited to, state anti-kickback and false claims laws, may be broader in scope than the provisions described above and may apply regardless of payor. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and relevant federal government compliance guidance; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers; restrict marketing practices or require disclosure of marketing expenditures and pricing information. State and foreign laws may govern the privacy and security of health information in some circumstances. These data privacy and security laws may differ from each other in significant ways and often are not pre-empted by HIPAA, which may complicate compliance efforts.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from its business.

Employees and Human Capital Resources

As of December 31, 2021, we had 32 employees. Of these employees, 18 perform research and development functions. None of our employees are represented by a labor union and we believe we maintain good relations with our employees.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Legal proceedings

On November 19, 2021, we terminated an at-will employee (“former employee”). On November 21, 2021, we filed a lawsuit in the Superior Court of the State of California in and for the County of San Diego (Case No. 37-2021-00049432-CU-BC-CTL) entitled Calidi Biotherapeutics, Inc. v. A Catapusan, against the former employee for misappropriation of Calidi confidential information. On an Ex Parte Motion, the court ordered the former employee to return all copies of confidential information and company property. On February 8, 2022, we were served with a counter claim filed in the same action, alleging, among other things, wrongful termination, breach of contract, breach of implied covenant of good faith and fair dealing, and intentional infliction of emotional distress. We intend to vigorously defend the counter claim and believe that the counter claim is without merit.

On March 14, 2022, we were named as a defendant in a lawsuit entitled Lander v. Calidi Biotherapeutics, Inc., filed in the Superior Court of the State of California in and for the County of San Diego (Case No. 37-2022-00009690-CU-BC-CTL), whereby plaintiffs are seeking declaratory relief claiming that 3,000,000 previously granted stock options in 2016 have not expired and remain exercisable. We intend to vigorously defend the action and believe that the entire action is barred by the statute of limitations and is otherwise without merit. We intend to file a demurrer to the complaint in the near future.

Corporate Information and Facilities

Our corporate headquarters is located at 11011 North Torrey Pines Road, Suite 200, La Jolla, California 92037, where we lease approximately 5,000 square feet of office space and approximately 1,500 square feet of laboratory space under a lease that expires on July 31, 2022, but we may continue to remain at this location on a month-to-month basis after lease expiration until we locate more suitable and long-term leasing solution for our operational needs. We are in the process of negotiating a number of long-term leasing options with various lessors in the San Diego, California area, including laboratory space, which we expect to procure by the end of 2022. Our phone number is (858) 794-9600.

StemVac GmbH, our wholly-owned subsidiary based in Bernried, Germany, where it operates in approximately 4,047 square feet of office space and laboratory space under a lease that expires in March 2027.

DIRECTORS, OFFICER, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE
OF CALIDI PRIOR TO THE BUSINESS COMBINATION

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Calidi Biotherapeutics, Inc. and its subsidiaries prior to the consummation of the Business Combination and to the Combined Company and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Business Combination basis.

Executive Officers and Directors

The below lists Calidi’s current executive officers and directors, as well as their respective ages, as of March 8, 2022. Following the Closing of the Business Combination, with the exception of the appointment of Dr. Yan Michael Li by Edoc, the following directors and executive officers will continue their respective positions with the Combined Company. There are no family relationships among any of our directors or executive officers. There are no arrangements or understandings with any other person under which any of our directors and officers was elected or appointed as a director or executive officer.

Name	Age	Title
Allan Camaisa	62	Chief Executive Officer and Chairman of the Board and Director
Tony Kalajian	52	Interim Chief Financial Officer and Chief Accounting Officer
Boris Minev	59	President of Medical and Scientific Affairs and Interim Chief Medical Officer
Stephen Thesing	58	Chief Business Officer
George Ng	48	President, Chief Operating Officer and Director
Wendy Pizarro	51	Chief Administrative Officer, Chief Legal Officer, Chief Diversity Officer and Corporate Secretary
Antonio Santidrian	44	Senior Vice President, Global Head of Research and Development
Barbara Haertl	48	Associate Vice President of Manufacturing Operations
Heehyoung Lee	53	Director
Scott Leftwich	61	Director
James Schoeneck	64	Director
Alfonso Zulueta	59	Director

Executive Officers

Allan Camaisa.    Mr. Camaisa has been the Chairman of the Board of Directors and Chief Executive Officer of Calidi since February 2018. As Chairman and CEO, he has successfully led over $30 million in funding and has been actively involved in recruiting key Board members and leading MDs and PhDs to the Company’s Scientific Advisory Board. Mr. Camaisa is a serial entrepreneur, investor, and technologist, with proven leadership skills in bootstrapping startups. His accomplishments include four successful exits sold to publicly-traded Fortune 1000 companies, authorship of seven US patents, and an Ernst & Young Entrepreneur of the Year award. Mr. Camaisa was previously a director of snaploT, Inc., a self-service enabled clinical platform designed to create, launch, and manage clinical trials from January 2013 to September 2020. From August 2014 to May 2017, Mr. Camaisa was the CEO and Chairman of Parallel 6, Inc., a digital mobile/cloud software platform for managing pharmaceutical patient clinical trials. In 2005, Mr. Camaisa founded Anakam, Inc., a software security company for managing digital access to medical records, and also served as Anakam’s Chief Executive Officer from January 2005 to October 2010. Before beginning his career in business, Mr. Camaisa served eight years as a surface warfare officer in the US Navy. He graduated from the United States Naval Academy with a B.S. in Engineering, and also completed the Owner/President Management program at Harvard Business School. Mr. Camaisa is well qualified to serve as our CEO, Chairman of the Board and director because of his extensive leadership experience serving as a director on the board of directors of other companies and executive experience as CEO with private companies in the healthcare sector.

Tony Kalajian, CPA, MBA.    Mr. Kalajian has been the Chief Accounting Officer of Calidi since March 2021, and its interim Chief Financial Officer since June 2021. Mr. Kalajian is a certified public accountant (CPA) with the state of California and brings over 20 years of finance and public accounting experience, including domestic and international financial reporting, initial public offerings, spinoffs, internal controls, management, mergers and acquisitions, business strategy consulting, transfer pricing and tax related services in various industries including biotech, medical devices, ophthalmic, diagnostics, start-ups, ecommerce, manufacturing and retail. Prior to joining Calidi, from August 2019 to December 2020, Mr. Kalajian was the Chief Accounting Officer for Oncocyte Corp (Nasdaq: OCX), a molecular diagnostics company focused on developing and commercializing proprietary laboratory-developed tests for multiple cancer indications with a primary focus on lung cancer, where he managed and oversaw the financial reporting for Oncocyte, including internal controls for financial reporting implementation and compliance. From April 2016 to August 2019, Mr. Kalajian was the Chief Accounting Officer for Lineage Cell Therapeutics, Inc. (NYSE: LCTX) (formerly known as BioTime Inc., OncoCyte’s former parent company), a publicly traded, clinical-stage biotechnology company developing novel cell therapies such as degenerative retinal diseases, neurological conditions associated with demyelination, and aiding the body in detecting and combating cancer. While at Lineage, Mr. Kalajian concurrently managed and directed the financial reporting, compliance and accounting, including establishment and maintenance of internal controls under the Sarbanes Oxley Act for multiple subsidiaries, domestic and international, and directly participated in the spinoff of several subsidiaries into public companies. From July 2013 to April 2016, Mr. Kalajian was the Senior Director of Finance at STAAR Surgical Co. (Nasdaq: STAA) from 2013 to 2016, a publicly traded multi-national, multi-billion dollar medical-device developer and manufacturer. Prior to entering the private sector, Mr. Kalajian held various positions at the public accounting firm of PricewaterhouseCoopers, where he held a title of Senior Manager in Audit and Advisory Services. Mr. Kalajian holds a B.S. in accounting, theory and practice from California State University, Northridge and an M.B.A. from the University of Southern California Marshall School of Business.

Boris Minev, M.D.    Since June 2015, Dr. Minev has been the President of Medical and Scientific Affairs of Calidi and its interim Chief Medical Officer since June 2021. Dr. Minev is a highly accomplished physician-scientist with extensive industrial and academic experience in Immuno-Oncology, oncolytic viruses and stem cell biology and applications. From November 2010 to June 2015, he was the Director of Immunotherapy and Translational Oncology at Genelux Corp, where he was directing several preclinical and translational projects on oncolytic virotherapy, immunotherapy, and nanotechnology. Dr. Minev has also been an adjunct professor at the Moores UCSD Cancer Center since July 2015, and he has also previously served as Principal Investigator and Director, Laboratory of Tumor Immunology and Immunotherapy from July 2000 to June 2015, where he focused his research on the discovery of new target antigens for immunotherapy of cancer and the development of optimized cancer vaccines. Dr. Minev is a member of the Scientific and Clinical Advisory Boards of several biotechnology companies and has been an advisor for Amgen Inc (Nasdaq: AMGN), Johnson & Johnson (NYSE: JNJ), Geron Corp (Nasdaq: GERN), McKinsey Consulting Services, Inc. and Thomson Current Drugs. Dr. Minev received his M.D. from the School of Medicine in Sofia, Bulgaria.

Stephen Thesing.    Since December 2021, Mr. Thesing has served as Calidi’s Chief Business Officer, and from May 2016 to November 2021, Mr. Thesing has served on the executive team of Calidi in critical roles as Senior Vice President of Corporate Development and Operations, Chief Operations Officer and Chief Administrative Officer. Mr. Thesing has contributed his extensive experience with high-growth companies and has consistently demonstrated his efficacy as an executive leader and strategic licensing and revenue deal-maker in multiple markets, regularly exceeding strategic business and revenue goals for both leading public companies and start-ups. Since 2016, Mr. Thesing has served as Managing Director for StemVac GmbH, Calidi’s wholly-owned subsidiary based in Bernried, Germany. Prior to joining Calidi, Mr. Thesing served as Founder and Executive Advisor in Management, Sales/Business Development, Marketing, and Operations at Genesis Global Partners, a technology development company, from January 2006 to April 2016. Mr. Thesing served as Vice President of Business Development and Marketing for HiPaaS Inc. (February 2012 to April 2016), a software technology provider and systems integrator for healthcare payers, where he cultivated strategic partnerships with Dell-Boomi, and Qlik and closed deals with BlueCross-BlueShield and San Francisco Health Plan. From September 2014 to December 2015, Mr. Thesing held the positions of Vice President and General Manager at Civica Software, Inc., where he successfully grew both client and revenue figures and restructured the business before it was acquired by Granicus, Inc. in 2015. Mr. Thesing received a B.S. in Business, Information Systems, and Marketing from California Polytechnic University, San Luis Obispo.

George Ng.    Mr. Ng has been a director since October 2019. On February 1, 2022, Mr. Ng, with extensive leadership experience in the biotechnology and life sciences industry, was appointed as President and Chief Operating Officer. In addition, Mr. Ng is currently a partner at PENG Life Science Ventures since September 2013, a director, co-founder, and chief business officer at IACTA Pharmaceuticals, Inc. since January 2020, and lead director of Morphogenesis Inc. since February 2020. His experience further includes serving in various executive-level positions for multiple publicly-traded and private global biotechnology and pharmaceutical firms. Mr. Ng previously served as a director of Inflammatory Response Research, Inc. from May 2019 to April 2020, as a director of Invent Medical Corp from July 2019 to January 2020, as a director of ImmuneOncia Therapeutics Inc. from June 2016 to 2019, and as a director of Virttu Biologics Limited from April 2017 to April 2019. Mr. Ng was also the Executive Vice President and Chief Administrative Officer of Sorrento Therapeutics, Inc. (Nasdaq: SRNE) from March 2015 to April 2019, the Co-Founder and President, Business of Scilex Pharmaceuticals Inc. from September 2012 to April 2019, and the Senior Vice President and General Counsel of BioDelivery Sciences International Inc. (Nasdaq: BDSI) from December 2012 to March 2015. Mr. Ng holds a JD degree from the University of Notre Dame School of Law, as well as a B.AS double degree in Biochemistry and Economics from the University of California, Davis. Mr. Ng is well qualified to serve as our President, COO and director based on the above qualifications, his experience with the launch and commercialization efforts of multiple pharmaceutical drug products, experience in clinical research procedures, and his executive experience in the biotechnology industry.

Wendy Pizarro, Esq.    Ms. Pizarro has been our Chief Legal Officer and Chief Diversity Officer since September 2021, and our Chief Administrative Officer and Corporate Secretary since December 2021. Ms. Pizarro has over 20 years of experience in corporate and business law. From January 2010 to September 2021, she founded and led California Law Partners, a boutique law firm primarily serving as outside general counsel, corporate counsel and the lead crisis manager to select high net worth multi-family offices. She has directed legal strategy related to risk management, compliance and operations to manage and grow an asset portfolio of over $1.5 billion in multi-generational wealth with over 60% of the portfolio in private investments. From 1997 to 2002, Ms. Pizarro previously worked with leading Silicon Valley law firms, including Venture Law Group and DLA Piper in Palo Alto, on numerous general corporate and intellectual property matters and corporate securities transactions for disruptive technology companies in all phases of their life cycles from start-up to liquidity event (IPO and M&A) primarily in small teams serving infrastructure and e-commerce. Since September 2019, Ms. Pizarro is also a co-founder and investor of Never Train Alone, a mobile application, where she designed the software user interface for an Apple iOS app related to mobile fitness, corporate wellness and preventative health. Ms. Pizarro has received numerous guest speaking engagements and awards, including recognition as one of Discover Magazine’s Power Women of San Diego in 2021. Ms. Pizarro is also active as a community leader and volunteer and is currently a lifetime member of Rady Children’s Hospital Auxiliary, previously serving as a unit officer and board member from 2014 – 2016. Ms. Pizarro received a J.D. from the Harvard Law School, M.ST. from the University of Oxford, and an M.A. and B.A. from Yale University graduating magna cum laude with honors in distinction. Ms. Pizarro is a member of the State Bar of California and U.S. District Court, Southern District of California.

Antonio F. Santidrian, Ph.D.    Dr. Santidrian has been the Senior Vice President, Global Head of Research and Development at Calidi since September 2021. From May 2018 to August 2021, Dr. Santidrian was Vice President, Research and Development and Translational Oncology. He joined Calidi in 2015 as Associate Director, Research and Development and Translational Oncology. Dr. Santidrian is an accomplished scientist with over 20 years of experience in anti-cancer translational research. Dr. Santidrian has focused his scientific career on developing superior cancer drugs, and on biological drugs to improve human health. He has extensive supervisory and management experience and excellent skills in biotech business development, communication, and collaboration. From March 2008 to September 2015, Dr. Santidrian led translational studies at The Scripps Research Institute for several small molecule and biologic drugs to treat breast cancer. Dr. Santidrian worked closely on the translational cancer studies for the development of ACADRA to treat Chronic lymphocytic leukemia (CLL) at the University of Barcelona (Spain). Dr. Santidrian is the recipient of a fellowship from the Ministry of Science and Education (Spain), Susan G. Komen Breast cancer foundation, and the August Pi I Sunyer Foundation. Dr. Santidrian received a degree in Pharmacy from the University of Barcelona in 2001 and a Ph.D. in biomedicine, specializing in anti-cancer therapies, in 2006 from the University of Barcelona in Barcelona, Spain.

Barbara Haertl, Ph.D.    Since September 2021, Dr. Barbara Haertl has been our Associate Vice President of Manufacturing Operations. Dr. Haertl is an experienced scientist who specializes in process development and manufacturing in the field of oncolytic viral therapy and has over 12 years of industry experience that spans oncolytic virotherapy, translational oncology, and biological drug development. In 2016, Dr. Haertl joined StemVac GmbH/Calidi

Biotherapeutics as an Associate Director of Manufacturing and Translational Research and Development and has focused on Vaccinia virus-based process development and manufacturing activities for virus, cell, and combination products. From 2009 to 2016, Dr. Haertl previously led translational product development studies for oncolytic virus cancer theranostics at Genelux GmbH — a clinical-stage oncolytic virus therapy company. Dr. Haertl received her Ph.D. in Virology on studying Adenovirus from the University of Regensburg, Department for Medical Microbiology and Hygiene in Germany.

Non-Employee Directors

Heehyoung Lee, Ph.D.    Dr. Lee has been a director of Calidi since February 2020. In addition, Dr. Lee is currently the Executive Vice President, Corporate Strategy, at GI Cell, a South Korea-based biotechnology company since September 2020. Prior to her appointment to the Board, she was an advisor to Calidi from September 2019 to February 2020. Dr. Lee is also the co-founder and managing partner at LumeBio, Inc. from April, 2019. Dr. Lee has served extensively in the biopharmaceutical space for over 15 years, with expertise including drug discovery and development of innovative and high-impact pharmaceuticals. From July 2018 to February 2019, she was the Vice President of Global Business Development and Strategic Planning at Hanmi Pharmaceutical, Co., Ltd. From September 2015 to July 2018, Dr. Lee served as a director of Sorrento Therapeutics, Inc. (Nasdaq: SPPI). Upon completing her Ph.D. in Pathology & Molecular Medicine in 2002, Dr. Lee received the American Heart Association Fellowship and held a postdoctoral position at H. Lee Moffitt Cancer Center & Research Institute, where her research focused on tumor immunobiology and cancer. Her seminal findings in linking lipid metabolism to JAK-STAT-driven cancer are published in the Nature Medicine and Nature Reviews Cancer scientific journals. Dr. Lee received her Ph.D. in Pathology & Molecular Medicine from the School of Medicine, University of South Florida, in 2002. Dr. Lee is well qualified to serve as our director based on the above qualifications, her background in global strategic planning and alliance management, and her extensive experience in the biopharmaceutical industry.

Scott Leftwich.    Mr. Leftwich was an early investor and has been a director of Calidi since May 2019. In addition, since 2017 Mr. Leftwich has been an investor and member of the Board of Advisors at Skopos Labs, Inc. Mr. Leftwich’s experience includes serving in various executive positions in private companies, overseeing substantial growth and liquidity events with Fortune 1000 companies. From December 2011 to April 2016, Mr. Leftwich was the CEO and General Manager at InterMedHx, LLC, a healthcare software company, which was acquired by Cerner Corporation in 2014. From September 2005 to December 2011, he was the COO and general manager at Anakam, Inc., a security software company focused on the protection of personal healthcare information within patient-facing portals. Anakam was acquired by Equifax (NYSE: EFX) in 2010. Mr. Leftwich is also a retired Naval officer who served as a P-3 pilot in the Navy and retired with the rank of Commander. Mr. Leftwich holds an MBA (with honors) from Harvard Business School, in addition to a B.S. (with distinction) from the US Naval Academy. Mr. Leftwich is well qualified to serve as our director based on the above qualifications and his executive experience in public and private companies in the healthcare industry.

James A. Schoeneck.    Mr. Schoeneck has been a director of Calidi since July 2020. Mr. Schoeneck is also currently a member and Chairman of the Board at Fibrogen Inc (Nasdaq: FGEN) since April 2010, and also previously served as its Interim CEO from January 2019 to February 2020. From November 2015 to March 2018, Mr. Schoeneck was a director of Anaptysbio, Inc (Nasdaq: ANAB), a therapeutic antibody development company for severe disease. He was previous a director of the Board of Depomed, Inc. in 2007, and also served as its President and CEO from April, 2011 to March, 2017, and led Depomed’s transformation into a commercial specialty pharmaceutical company. From 2005 until 2011, he was CEO of BrainCells Inc, a privately-held biopharmaceutical company. Mr. Schoeneck’s diverse biotech experience further includes serving as CEO of ActivX BioSciences, Inc., a development-stage biotechnology company from 2003 to 2004, three years as President and CEO of Prometheus Laboratories Inc, a pharmaceutical and diagnostics product company, from 1999 to 2003, as well as three years from 1996 to 1999 as Vice President, Commercial and General Manager, Immunology, at Centocor Inc (now Janssen Biotech, Inc.). Mr. Schoeneck holds a B.S. in Education from Jacksonville State University. Mr. Schoeneck is well qualified to serve as our director based on the above qualifications, his executive management leadership, and his extensive experience in the biotechnology and pharmaceutical industry.

Alfonso Zulueta.    Mr. Zulueta has been a director of Calidi since February 2022. In addition, Mr. Zulueta is currently a director for CTS Corporation (NYSE: CTS) since April 2018, and a director of Syneos Health (NASDAQ: SYNH) since January 2022. Over his 30+ year career with Eli Lilly and Company (NYSE: LLY), Mr. Zulueta held key senior leadership positions including President of Lilly International, where he was responsible for geographies outside of the United States and Canada, from 2017 until his retirement at the end of 2021. He also served as an Executive Committee Member and Corporate Officer. His other key senior roles at Lilly included President of Global Oncology and Critical Care, Vice President of Global Marketing, Vice President of US Diabetes and Neuroscience, and President of both Lilly Japan and Emerging Markets. He has held many board positions throughout his career, including chairman of the Japan-based Pharmaceutical Research and Manufacturers of America (PhRMA) from 2012 – 2013. Mr. Zulueta previously served as chairman of the International Board Sponsored Committee for the European Federation of Pharmaceutical Industries and Associations (EFPIA). Mr. Zulueta holds a bachelor’s degree in economics from De La Salle University in the Philippines and a master’s degree in business administration from the University of Virginia’s Darden School of Business. Mr. Zulueta is well qualified to serve as a director based on the above qualifications, his global management experience, and his extensive strategic, operational and financial experience in the biopharmaceutical industry.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past ten (10) years, none of our directors or executive officers were involved in any of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Board Composition, Committees and Independence

Our business and affairs are managed under the direction of our board of directors, which currently consists of six (6) members. Our board of directors has not undertaken a formal review or made a formal determination as to the independence of each director as defined in the listing standards of Nasdaq and SEC rules and regulations.

Board Committees

Our board of directors has established an audit committee, governance and a compensation committee. We have not adopted written charters for the committees and are not comprised entirely of independent directors as defined in the listing standards of NASDAQ. The composition and responsibilities of each of the committees is described below. The audit committee consists of Ms. Lee and Mr. Schoeneck with Mr. Schoeneck serving as the chairperson. The governance committee consists of Mr. Leftwich and Mr. Schoeneck with a vacancy for the role of chairperson. The compensation committee consists of Mr. Schoeneck, Mr. Ng, and Mr. Leftwich with Mr. Leftwich serving as a chairperson.

Family Relationships and Arrangements

There are no family relationships among any of our directors or executive officers. With the exception of the voting agreement between a former co-founder and the majority stockholder of Calidi, there are no other arrangements or understandings with any other person under which our directors and officers was elected or appointed as a director or executive officer. It is contemplated that the voting agreement will terminate upon the consummation of the Business Combination.

Limitations on Liability and Indemnification Matters

We are a corporation organized under the laws of the State of Nevada. Section 78.138 of the Nevada Revised Statutes (NRS) provides that, unless the corporation’s articles of incorporation or an amendment thereto provide otherwise, a director or officer will not be individually liable to the corporation or its stockholders or creditor for any damages as a result of any act or failure to act in his or her capacity as a director or officer, unless (i) the presumption that the director and officer acted in good faith, on an information basis and with a review to the interest of the corporation, is rebutted, and (ii) it is proven that the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and such breach involved intentional misconduct, fraud, or a knowing violation of the law.

Section 78.7502 of the NRS permits a corporation to indemnify its directors and officers against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, if the officer or director (i) is not liable pursuant to Section 78.138 of the NRS, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Section 78.7502 of the NRS requires a corporation to indemnify a director or officer who has been successful on the merits or otherwise in defense of any action or suit. Section 78.7502 of the NRS precludes indemnification by the corporation if the officer or director has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses.

Section 78.751 of the NRS permits a Nevada corporation to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit, or proceeding as they are incurred and in advance of final disposition thereof, upon determination by the stockholders, the disinterested board members, or by independent legal counsel. If so provided in the corporation’s articles of incorporation, bylaws, or other agreements, Section 78.751 of the NRS requires a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation. Section 78.751 of the NRS further permits the corporation to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws, or other agreements.

Section 78.752 of the NRS provides that a Nevada corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee, or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

Charter Provisions

Article IX of our Articles provides that to the fullest extent permitted by law, Calidi’s directors will not be personally liable to Calidi or its stockholders for monetary damages for breach of fiduciary duty as a director. In addition, Article IX of our Articles provides that to the fullest extent permitted by law, Calidi is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Calidi (any other persons to which the NRS permits Calidi to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholder or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by the NRS.

Article VIII of our Bylaws provides for indemnification of our directors, officers, agents, and employees for liability suffered by them or arising out of their activities as directors, officers, agents and employees to the full extent permitted by Section 78.7502 of the NRS. In addition but subject to certain limitations, Article VIII of our bylaws provides that we shall pay expenses (including attorneys’ fees) incurred by our present or former directors or officers in defending a civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that such person is or was our director, officer, employee or agent in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that such director or officer is not entitled to be indemnified by us.

CALIDI MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those described in or implied by these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical stage immuno-oncology company pioneering the development and commercialization of a novel, safe and efficacious stem cell-based platform for delivery of oncolytic viruses for the treatment of multiple cancer indications. We are developing a pipeline of off-the-shelf allogeneic cell product candidates that are designed to: (i) protect oncolytic viruses from inactivation by either complement or the body’s innate or adaptive immune systems; (ii) support efficient manufacturing of allogeneic cells loaded with titers of virus, and (iii) modify the tumor microenvironment to allow effective primary infection of tumor cells and growth and spread of virus within the tumor site for an extended period of time, resulting in an effective and safe cancer-eradication therapy. Our most advanced product candidates are discussed below.

NeuroNova-1 (“NNV1”) is composed of an immortalized neural stem cell line loaded with an engineered oncolytic adeno virus for the treatment of glioblastoma (“GBM”). Commercial rights to NNV1 were licensed from Northwestern University (“Northwestern”) in June 2021. Prior to our licensing agreement with Northwestern, an open-label, investigator sponsored, Phase I, dose-escalation clinical trial for NNV1 in patients with newly diagnosed high-grade gliomas was completed. This clinical trial established proof-of-concept for our NNV platform and the safety of NNV1 in patients with newly diagnosed GBM and we plan to commence a Phase 1b/2 clinical trial in collaboration with Northwestern in the first half of 2023.

Our NeuroNova-2 (“NNV2”) program, which is under development for patients with recurrent GBM, utilizes allogeneic neural stem cell line loaded with an oncolytic adenovirus. We licensed this product candidate for commercial development in July 2021 pursuant to an agreement with the University of Chicago. We anticipate a Phase 1 clinical trial for the NNV2 program will commence during the second half of 2022.

SuperNova-1 (“SNV1”) is composed of allogeneic adipose-derived mesenchymal stem cells (“AD-MSC”) loaded with the tumor selective “CAL1” oncolytic vaccinia virus strain. SNV1 is our first internally developed product candidate, and we believe has potential efficacy in the treatment of multiple solid and liquid tumors including treatment of head and neck cancer, triple-negative breast cancer and melanoma. We plan to commence a Phase 1 clinical trial for the SNV1 program during the second half of 2023.

We are also pursuing other engineered oncolytic vaccinia virus constructs as well as allogeneic cell-based platforms for systemic administration in the discovery stages of development.

Since inception, our operations have focused on organizing and staffing our company, business planning, raising capital, acquiring and developing our technology, establishing our intellectual property portfolio, identifying potential product candidates and undertaking preclinical studies and manufacturing. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily through private sales of common stock, convertible preferred stock, contingently convertible and convertible promissory notes, term debt, lines of credit, Simple Agreements for Future Equity (“SAFE”) and various bank loans. These investments have included and have been made by various related parties, including our largest investor and Chief Executive Officer and Chairman of the Board of Directors. From inception through March 2022, we have raised an aggregate of approximately $36 million of gross proceeds through the various financing instruments noted above.

Since inception, we have incurred significant operating losses. Our net loss was $6.1 million for the three months ended March 31, 2022, and net losses were $10.9 million and $7.9 million for the years ended December 31, 2021 and 2020, respectively. As of March 31, 2022, we had an accumulated deficit of $51.0 million. We expect to continue to incur significant and increasing expenses and operating losses for the foreseeable future, as we advance our current and future product candidates through preclinical and clinical development, manufacture drug product and drug supply, seek regulatory approval for our current and future product candidates, maintain and expand our intellectual property portfolio, hire additional research and development and business personnel and operate as a public company.

In response to the COVID-19 ongoing pandemic, a number of governmental orders and other public health guidance measures have been implemented across much of the United States and globally, clinical trial sites and third parties on whom we rely, including in Germany where we maintain another laboratory, have employees and research and development operations. The COVID-19 pandemic has had, and may continue to have, significant effects on our operations and financing activities. In response to government directives and guidelines, health care advisories and employee and other concerns, a number of our employees have had to work remotely from home and those on site have had to follow social distancing guidelines, which could impact their productivity. COVID-19 could also disrupt our operations due to absenteeism by infected or ill members of management or other employees, or absenteeism by members of management and other employees who cannot effectively work remotely but who elect not to come to work due to the illness affecting others in our office or laboratory facilities, or due to quarantines. Because of COVID-19, travel, visits, and in-person meetings related to our business have been severely curtailed or canceled and we have instead used on-line or virtual meetings to meet with investors, suppliers, manufacturing partners and others.

COVID-19 has negatively impacted and is expected to continue to negatively impact activities in all aspects of our operations, including preclinical development, manufacturing and clinical trials, including patient recruitment and third parties with whom we may rely on to perform those activities. We anticipate that our clinical development timelines could be negatively affected by the continuing COVID-19 pandemic, which could materially and adversely affect our business, financial condition and results of operations. We have taken measures to secure our research and development project activities, while work in laboratories has been organized to reduce risk of COVID-19 transmission. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay or otherwise adversely impact our business. For example, with our personnel working from home, some of our research activities that require our personnel to be in our laboratories could be delayed.

It is possible that continuing impacts of COVID-19 on our operations or access to capital could prevent us from complying, or could result in a material noncompliance, with one or more obligations or covenants under material agreements to which we are a party, with the result that we would be in material breach of the applicable obligation, covenant, or agreement. Any such material breach could cause us to incur material financial liabilities or an acceleration of the date for paying a financial obligation to the other party to the applicable agreement, or could cause us to lose material contractual rights, such as rights to use leased equipment or laboratory or office space, or rights to use licensed patents or other intellectual property the use of which is material to our business. Similarly, it is possible that impacts of COVID-19 on the business, operations, or financial condition of any third party with whom we have a contractual relationship could cause the third party to be unable to perform its contractual obligations with us, resulting in our loss of the benefits of a contract that could be material to our business.

The full extent to which the COVID-19 pandemic and its related variants, and the various responses to it might impact our business, operations and financial results will depend on numerous evolving factors that are not subject to accurate prediction and that are beyond our control. Due to the uncertain scope and duration of the COVID-19 pandemic and uncertain timing of any recovery or normalization, we are currently unable to estimate the resulting impacts on our operations and financial results. We will continue to actively monitor the issues raised by the COVID-19 pandemic and may take further actions that alter our operations, as may be required by federal, state, local or foreign authorities, or that we determine are in the best interests of our employees and our shareholders.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates. In addition, if we obtain regulatory approval for our product candidates and do not enter into a third-party commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, manufacturing and distribution activities.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on acceptable terms, or at all. Our inability to raise capital or enter into such agreements as, and when needed, could have a material adverse effect on our business, results of operations and financial condition.

Based on our operating plan, we believe we do not have sufficient cash on hand to support current operations for at least one year from the date of issuance of our unaudited condensed consolidated financial statements as of, and for the three months ended March 31, 2022, which was May 25, 2022, appearing elsewhere in this prospectus. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern, and the report of our independent registered public accounting firm on our consolidated financial statements as of and for the years ended December 31, 2021 and 2020 included an explanatory paragraph indicating that there was substantial doubt about our ability to continue as a going concern. See Note 1 to our interim period unaudited condensed consolidated financial statements and annual consolidated financial statements appearing at the end of this prospectus for additional information on our assessment.

Components of Operating Results

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research and development activities, including our product candidate discovery efforts, preclinical and clinical studies under our research programs, which include:

•        personnel and related expenses, including salaries, benefits and stock-based compensation expense for our research and development personnel;

•        costs of funding research performed by third parties that conduct research and development and preclinical and clinical activities on our behalf;

•        costs of manufacturing drug product and drug supply related to our current or future product candidates;

•        costs of conducting preclinical studies and clinical trials of our product candidates;

•        consulting and professional fees related to research and development activities, including equity-based compensation to non-employees;

•        costs of maintaining our laboratory, including purchasing laboratory supplies and non-capital equipment used in our preclinical studies;

•        costs related to compliance with clinical regulatory requirements;

•        facility costs and other allocated expenses, which include expenses for rent and maintenance of facilities, insurance, depreciation and other supplies; and

•        fees for maintaining licenses and other amounts due under our third-party licensing agreements.

Research and development costs are expensed as incurred. Costs for certain activities are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided to us by our vendors and analyzing the progress of our preclinical and clinical studies or other services performed. Significant judgment and estimates are made in determining the accrued expense balances at the end of any reporting period.

We track external research and development costs on a program-by-program basis beginning, with respect to each program, upon our internal nomination of a candidate in that program for further preclinical and clinical development. External costs include fees paid to consultants, contractors and vendors, including contract manufacturing organizations (“CMOs”), and clinical research organizations (“CROs”), in connection with our preclinical, clinical and manufacturing activities and license milestone payments related to candidate development. For the years ended December 31, 2021 and 2020, we did not allocate employee costs, costs associated with our discovery efforts, costs incurred for laboratory supplies, and facilities, including depreciation, or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, are not separately classified. Accordingly, all such costs have been allocated to our primary internally developed program, SNV1, a program to which we devoted majority of our efforts for those periods presented. Beginning on January 1, 2022, we commenced allocating these costs to specific product development programs using estimated labor hours or estimated percentage of time spent by employees on the programs as the primary allocation driver. Costs allocated to programs may vary significantly for each reporting period depending on allocation estimates, internal resource requirements and efforts expended by our employees on those programs.

The successful development of our product candidates is highly uncertain. We cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete development of our current or future product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from the sale of our product candidates, if they are approved. This is due to the numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:

•        the scope, rate of progress, and expenses of our ongoing research activities as well as any preclinical studies and clinical trials and other research and development activities;

•        establishing an appropriate safety profile;

•        successful enrollment in and completion of clinical trials;

•        whether our product candidates show safety and efficacy in our clinical trials;

•        receipt of marketing approvals from applicable regulatory authorities;

•        establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•        obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•        commercializing product candidates, if and when approved, whether alone or in collaboration with others; and

•        continued acceptable safety profile of the products following any regulatory approval.

A change in the outcome of any of these variables with respect to the development of our current and future product candidates would significantly change the costs and timing associated with the development of those product candidates.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect research and development costs to increase significantly for the foreseeable future as we commence clinical trials and continue the development of our current and future product candidates. However, we do not believe that it is possible at this time to accurately project expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development programs and plans.

General and Administrative Expenses

General and administrative expenses include salaries and other compensation-related costs, including stock-based compensation, for personnel in executive, finance and accounting, business development, operations and administrative roles. Other significant costs include professional service and consulting fees including legal fees relating to intellectual property and corporate matters, accounting fees, recruiting costs and costs for consultants who we utilize to supplement our personnel, insurance costs, travel costs, facility and office-related costs not included in research and development expenses and depreciation and amortization.

We anticipate that our general and administrative expenses will increase in the future as our business expands to support expected growth in research and development activities, including our future clinical programs. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside service providers, among other expenses. We also anticipate increased expenses associated with being a public company, including costs for audit, legal, regulatory and tax-related services related to compliance with the rules and regulations of the Securities and Exchange Commission (“SEC”), and listing standards applicable to companies listed on a national securities exchange, director and officer insurance premiums, and investor relations costs. In addition, if we obtain regulatory approval for any of our product candidates and do not enter into a third-party commercialization collaboration, we expect to incur significant expenses related to building a sales and marketing team to support product sales, marketing and distribution activities.

Other Expenses, net

Other expenses, net, primarily includes the changes in fair value debt instruments for which we have elected the fair value option of accounting, specifically for contingently convertible notes payable and certain term notes payable. Contingently convertible notes payable, which include contingently convertible notes payable issued to related parties, including accrued interest and contingently issuable warrants, contain numerous embedded derivatives, including settlement of the contingent conversion features with variable number of shares of common stock, features which require bifurcation and separate accounting. Accordingly, we have elected to measure the entire contingently convertible debt instrument, including accrued interest, at fair value. In addition, certain term notes payable issued with warrants contain substantial discounts at issuance for which we have elected to measure the entire term note, including accrued interest, at fair value. These debt instruments were initially recorded at fair value as liabilities on our consolidated balance sheet and are subsequently re-measured at fair value at the end of each reporting period and at settlement, as applicable. Other expenses, net, also includes changes in fair value of SAFEs which are treated as liability instruments measured at fair value for accounting purposes, initially recorded at fair value and subsequently re-measured to fair value on our consolidated balance sheet at the end of each reporting period. The changes in the fair value of these debt and SAFE instruments are recorded in changes in fair value of debt and change in fair value of debt — related party, included as a component of other expenses, net, in the consolidated statements of operations. The change in fair value related to the accrued interest for the debt instrument components is also included within the single line of change in fair value of debt and change in fair value of debt — related party on the consolidated statements of operations. For a full discussion of the fair value option of accounting for these debt instruments, and the SAFE liability instruments accounted for at fair value, see Notes 2, 4, 8 and 9 to our unaudited condensed consolidated financial statements, and our audited consolidated financial statements, included elsewhere in this prospectus

Interest expense primarily consists of amortization of discounts on convertible notes, including from related parties, and other interest expense incurred from financing leases and other obligations.

Income Taxes

Since inception, we have incurred net operating losses primarily for U.S. federal and state income tax purposes and have not reflected any benefit of such net operating loss carryforwards for any periods presented in this prospectus. The income tax provision in the periods presented is entirely attributable to amounts recorded from StemVac operations, our wholly owned German subsidiary that provides research and development services to us under a cost-plus development agreement.

Results of Operations

Three Months Ended March 31, 2022 Compared to the Three Months Ended March 31, 2021

The following table summarizes our consolidated results of operations for the periods indicated.

	Three Months Ended March 31,		CHANGE
	2022	2021	$	%
	(in thousands, except percentages)
Revenue:
Service revenues	$45	$—	$45	n/a
Operating expenses:
Cost of revenues	(14)	—	(14)	n/a
Research and development	(1,565)	(763)	(802)	*
General and administrative	(3,873)	(1,093)	(2,780)	*
Total operating expenses	(5,452)	(1,856)	(3,597)	*
Loss from operations	(5,407)	(1,856)	(3,551)	*
Other income (expenses), net
Total other expenses, net	(666)	(265)	(401)	*
Loss before income taxes	(6,073)	(2,121)	(3,952)	*
Income tax provision	(2)	(1)	(1)	*
Net loss	$(6,075)	$(2,122)	$(3,953)	*

____________

*        Greater than 100%

____________

Revenues and cost of revenues

In the latter half of 2021, we were awarded two separate contracts from a customer with an aggregate value of $494,000 for us to perform certain tests both in vitro and in vivo on exploring the feasibility and amplification potential of the customer’s own oncolytic adenovirus in development. As of December 31, 2021, we were paid $269,000 as scheduled under the agreements and received the remaining $225,000 in January 2022 upon completion of the contract. During the year ended December 31, 2021, we recognized $449,000 as service revenues, and corresponding cost of revenues of $94,000, under these statements of work paid. For the three months ended March 31, 2022, we recognized the remaining $45,000 as service revenues for the completion of the contract, and corresponding cost of revenues of $14,000. We did not have any contracts to perform services during the three months ended March 31, 2021.

We do not expect to continue to generate such service revenues for the foreseeable future.

Research and development expenses

Research and development expenses for the three months ended March 31, 2022 increased to $1.6 million from $0.8 million during the same period in 2021, an increase of $0.8 million primarily due to approximately $0.2 million increase in personnel and related expenses, including stock-based compensation, and $0.6 million increase in outside services mainly attributable to manufacturing expenses for our SNV1 program. See table provided below for research and development expenses allocated by program.

The following table shows the amounts our total research and development expenses allocated to our primary research and development programs during the periods presented (in thousands):

Program(1)	Description	Three Months Ended March 31,
		2022	2021
SNV1	SuperNova cell delivery platform utilizing allogeneic adipose-derived stem cell line loaded with oncolytic vaccinia virus	$1,180	$763
NNV1(2)	NeuroNova allogeneic neural stem cell line with oncolytic adenovirus for newly diagnosed glioblastoma	91	—
NNV2(2)	NeuroNova allogeneic neural stem cell line with oncolytic adenovirus for recurring glioblastoma	99	—
Other(3)	Other preclinical activities and programs	195	—
Total research and development expenses		$1,565	$763

____________

(1)      Prior to January 1, 2022, we did not allocate employee costs, costs associated with our discovery efforts, costs incurred for laboratory supplies, and facilities, including depreciation, or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, were not separately classified. Beginning on January 1, 2022, we commenced allocating these costs to specific product development programs using estimated labor hours or estimated percentage of time spent by employees on the programs as the primary allocation driver. Costs allocated to programs may vary significantly for each reporting period depending on allocation estimates, internal resource requirements and efforts expended by our employees on those programs.

(2)      The NNV1 and NNV2 programs were licensed during the second half of 2021.

(3)      Other activities include research and development of engineered oncolytic vaccinia virus constructs as well as allogeneic cell-based platforms for systemic administration in the exploratory stages of development.

We expect to incur ongoing and significant amount of expenses for the continued development of our SNV1, NNV1 and NNV2 programs and other activities.

General and administrative expenses

General and administrative expenses increased to $3.9 million for the three months ended March 31, 2022 from $1.1 million for the comparable period in the prior year, an increase of $2.8 million primarily due the following: approximately $2.2 million increase in personnel and related expenses, including $1.2 million in stock-based compensation, and $0.5 million in audit and accounting related expenses, legal fees, including patent and patent prosecution costs, investor relations and business development related expenses. As we prepare to become a public company, personnel expense increases include the hiring of finance and legal executives and their respective staffing needs in the second half of 2021, appointment of an operations executive in the first quarter of 2022, and incentive costs for onboarding those executives. Stock-based compensation expense in the first quarter of 2022 also includes an approximate $0.7 million noncash charge for partial acceleration of vesting of stock options for certain executives with no such acceleration charges included in stock-based compensation expense in the first quarter of 2021.

Other expenses, net

Other expenses, net, increased by $0.4 million for the first quarter of 2022 compared to the first quarter of 2021, primarily attributable to the following items: a $0.6 million increase in the change in fair value of debt, including change in fair value of debt — related party, due to an increase the fair value of the debt and liability instruments we carry at fair value; offset by a decrease of $0.2 million in interest expense due to the first quarter of 2021 amortization of deferred financing fees related to certain warrants issued to a related party at the end of 2020 for a bank line of credit for which the deferred financing fees were fully amortized in 2021.

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

The following table summarizes our consolidated results of operations for the periods indicated.

	Year Ended December 31,		CHANGE
	2021	2020	$	%
	(in thousands, except percentages)
Revenue:
Service revenues	$449	$—	$449	n/a
Operating expenses:
Cost of revenues	(94)	—	(94)	n/a
Research and development	(3,798)	(3,182)	(616)	(19)%
In-process research and development	(876)	—	(876)	n/a
General and administrative	(6,163)	(3,591)	(2,572)	(72)%
Total operating expenses	(10,931)	(6,773)	(4,158)	(61)%
Loss from operations	(10,482)	(6,773)	(3,709)	(55)%
Other income (expenses), net
Total other expenses, net	(440)	(1,160)	720	(62)%
Loss before income taxes	(10,922)	(7,933)	(2,989)	(38)%
Income tax provision	(11)	(4)	(7)	*
Net loss	$(10,933)	$(7,937)	$(2,996)	(38)%

____________

*        Greater than 100%

Revenues and cost of revenues

During the year ended December 31, 2021, we were awarded two separate contracts from a customer with an aggregate value of $494,000 for us to perform certain tests both in vitro and in vivo on exploring the feasibility and amplification potential of the customer’s own oncolytic adenovirus in development. As of December 31, 2021, we were paid $269,000 as scheduled under the agreements and received the remaining $225,000 in January 2022 upon completion of the contract. During 2021, we recognized $449,000 as service revenues, and corresponding cost of revenues of $94,000, under these statements of work paid. We did not have any contracts to perform services during the year ended December 31, 2020.

Research and development expenses

Research and development expenses for during 2021 increased to $3.8 million from $3.2 million during 2020, an increase of $0.6 million primarily attributable to continued development activities for our SNV1 program.

The following table shows the amounts our total research and development expenses, including in-process research and development, allocated to our primary research and development programs during the periods presented (in thousands):

Program(1)	Description	Year Ended December31,
		2021	2020
SNV1	SuperNova cell delivery platform utilizing allogeneic adipose-derived stem cell line loaded with oncolytic vaccinia virus	$3,505	$3,182
NNV1(2)	NeuroNova allogeneic neural stem cell line with oncolytic adenovirus for newly diagnosed glioblastoma	822	—
NNV2(2)	NeuroNova allogeneic neural stem cell line with oncolytic adenovirus for recurring glioblastoma	347	—
Total research and development expenses, including in process research and development		$4,674	$3,182

____________

(1)      For years ended December 31, 2021 and 2020, we did not allocate employee costs, costs associated with our discovery efforts, costs incurred for laboratory supplies, and facilities, including depreciation, or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, were not separately classified. Accordingly, all such costs have been allocated to our primary internally developed program, SNV1, a program to which we devoted majority of our efforts for those periods presented.

(2)      The NNV1 and NNV2 programs were licensed during the second half of 2021.

In-process research and development

In-process research and development expense of approximately $0.9 million during the year ended December 31, 2021 was attributable to amounts paid for rights acquired for our NNV1 and NNV2 programs from Northwestern University and City of Hope, respectively. Under accounting principles generally accepted in the U.S., amounts paid for assets under development for which there is no alternative future use at the time of the acquisition are expensed as incurred.

We expect to incur ongoing and significant amount of expenses for the continued development of the NNV1 and NNV2 programs.

General and administrative expenses

General and administrative expenses increased to $6.2 million for year ended December 31, 2021 from $3.6 million for the comparable prior year, an increase of $2.6 million primarily due to increases in personnel and related expenses, including stock-based compensation, legal fees, including patent and patent prosecution costs, and audit and accounting related expenses.

Other expenses, net

Other expenses, net, decreased by $0.7 million from 2020 to 2021, primarily attributable to the following items: a $0.7 million gain on extinguishment of debt from forgiveness of our PPP loans in 2021; a $0.5 million decrease in the change in fair value of debt, including change in fair value of debt — related party, due to reduction in the fair value of the debt and liability instruments we carry at fair value, including and net of loss on extinguishment of debt from conversions of certain contingently convertible notes to SAFEs; offset by an increase of $0.5 million in interest expense due to current year amortization of deferred financing fees related to certain warrants issued to a related party at the end of 2020 for a bank line of credit.

Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have funded our operations primarily through private sales of common stock, convertible preferred stock, contingently convertible and convertible promissory notes, term debt, lines of credit, SAFEs and various loans. These investments have also been made by and included various related parties, including our largest investor and Chief Executive Officer and Chairman of the Board of Directors. From inception through March 16, 2022, we have raised an aggregate of approximately $36 million of gross proceeds through the various financing instruments noted above.

Cash Flows

The following table summarizes Calidi’s cash flows for the periods indicated:

(Dollars in thousands)	Three Months Ended March 31,
	2022	2021	Change
Cash provided by/(used in)
Operating activities	$(2,106)	$(1,526)	$(580)
Investing activities	(99)	(58)	(41)
Financing activities	732	1,841	(1,109)
Effect of exchange rate changes on cash	(6)	(4)	(2)
Net change in cash and restricted cash	$(1,479)	$253	$(1,732)

Operating Activities

Cash used in operating activities

Net loss for the three months ended March 31, 2022 and 2021 was $6.1 million and $2.1 million, and net cash used in operating activities amounted to $2.1 million and $1.5 million, respectively. Our cash used in operating activities during the three months ended March 31, 2022 does not include the following noncash items: approximately $1.5 million in stock-based compensation; $0.7 million in change in fair value of debt, including change in fair value of debt — related party; and $0.1 million of depreciation and amortization expenses. Changes in working capital were approximately $1.8 million as an additional source of cash.

Net loss for the three months ended March 31, 2021 amounted to $2.1 million and net cash used in operating activities amounted to $1.5 million. Our cash used in operating activities this period does not include the following noncash items: approximately $0.2 million in stock-based compensation; $0.2 million in amortization of debt discounts and financing costs; and $0.1 million in change in fair value of debt, including change in fair value of debt — related party. Changes in working capital were approximately $0.1 million as an additional source of cash.

Cash used in investing activities

During the three months ended March 31, 2022 and 2021, net cash used in investing activities was approximately $0.1 million for each period for the purchase of machinery and equipment.

Cash provided by financing activities

During the three months ended March 31, 2022, cash provided by financing activities was $0.7 million, primarily attributable to $1.2 million of cash proceeds from the issuance of SAFE instruments, $0.1 million in proceeds from exercise of stock options, offset by $0.5 million in payments of deferred financing costs related to the proposed Merger. See Notes 7, 8 and 9 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

During the three months ended March 31, 2021, cash provided by financing activities was $1.8 million, primarily attributable to the following items: $0.9 million in proceeds from a bank loan, $0.5 million from proceeds of issuance of related party term notes payable, $0.4 million we borrowed under the Paycheck Protection Program, and $0.1 million of cash proceeds from the issuance of SAFE instruments. See Notes 7, 8 and 9 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

The following table summarizes Calidi’s cash flows for the periods indicated:

	Year Ended December 31,
(Dollars in thousands)	2021	2020	Change
Cash provided by/(used in)
Operating activities	$(7,774)	$(4,826)	$(2,948)
Investing activities	(215)	(388)	173
Financing activities	9,810	4,697	5,113
Effect of exchange rate changes on cash	(4)	3	(7)
Net change in cash and restricted cash	$1,817	$(514)	$2,331

Operating Activities

Cash used in operating activities

Net loss for 2021 and 2020 was $10.9 million and $7.9 million, respectively, and net cash used in operating activities amounted to $7.8 million and $4.8 million in each year, respectively. Our cash used in operating activities during the year ended December 31, 2021 does not include the following noncash items: approximately $1.3 million in stock-based compensation; $0.7 million in gain on extinguishment of debt from forgiveness of our PPP loans; $0.6 million in amortization of debt discount financing costs; $0.5 million in change in fair value of debt, including change in fair value of debt — related party and net of loss on extinguishment of contingently convertible notes to SAFEs; $0.2 million in in-process research and development expenses; and $0.2 million of depreciation and amortization expenses. Changes in working capital were approximately $1.1 million as an additional source of cash.

Net loss for the year ended December 31, 2020 amounted to $7.9 million and net cash used in operating activities amounted to $4.8 million. Our cash used in operating activities during 2020 does not include the following noncash items: approximately $1.0 million in stock-based compensation; $1.1 million in change in fair value of debt, including change in fair value of debt — related party; and $0.2 million in depreciation and amortization expenses. Changes in working capital were approximately $1.0 million as an additional source of cash.

Cash used in investing activities

During the years ended December 31, 2021 and 2020, net cash used in investing activities was $0.2 million and $0.4 million, respectively, primarily for the purchase of machinery and equipment.

Cash provided by financing activities

During the year ended December 31, 2021, cash provided by financing activities was $9.8 million, primarily attributable to $7.9 million of cash proceeds from the issuance of SAFE instruments, which included $1.2 million from related parties, net cash proceeds $1.5 million from proceeds of issuance of various debt securities and loans, which included $0.5 million from related parties, and $0.4 million we borrowed under the Paycheck Protection Program, offset by repayments of loans payable and financing lease obligations of $0.1 million. See Notes 7, 8 and 9 to our consolidated financial statements included elsewhere in this prospectus

During the year ended December 31, 2020, cash provided by financing activities was $4.7 million, primarily attributable to $3.0 million of net cash proceeds from the private sale of shares of common stock, $1.75 million from proceeds of issuance of various debt securities and loans, which included $1.45 million from related parties, and $0.3 million we borrowed under the Paycheck Protection Program, offset by repayments of principal on certain convertible preferred stock, loans payable and financing lease obligations of $0.3 million. See Notes 7 and 8 to our consolidated financial statements included elsewhere in this prospectus.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue our research and development, initiate clinical trials, and seek marketing approval for our current and any of our future product candidates. In addition, if we obtain marketing approval for any of our current or our future product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution, which costs we may seek to offset through entry into collaboration agreements with third parties. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on acceptable terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Based on our current operating plan, available cash and additional access to capital, we believe we do not have sufficient cash on hand to support current operations for at least one year from the date of issuance of the consolidated financial statements for the year ended December 31, 2021, which was March 16, 2022, appearing at the end of this prospectus. To finance our operations, we will need to raise substantial additional capital, which cannot be assured. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern for at least one year from the date that our consolidated financial statements for the year ended December 31, 2021 were issued, which was March 16, 2022. See Note 1 to our consolidated financial statements appearing at the end of this prospectus for additional information on our assessment.

We believe that our existing cash, together with the anticipated net proceeds from this prospectus, will enable us to fund our operating expenses and capital expenditure requirements into 2023, depending on redemptions in the Trust, the ultimate resolution of the backstop escrow accounts and access to additional working capital, if any, through our Financing Agreements. We have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Our future capital requirements will depend on a number of factors, including:

•        the costs of conducting preclinical studies and clinical trials;

•        the costs of manufacturing;

•        the scope, progress, results and costs of discovery, preclinical and clinical development, laboratory testing, and clinical trials for product candidates we may develop, if any;

•        the costs, timing, and outcome of regulatory review of our product candidates;

•        our ability to establish and maintain collaborations on favorable terms, if at all;

•        the achievement of milestones or occurrence of other developments that trigger payments under any license or collaboration agreements we might have at such time;

•        the costs and timing of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•        the amount of revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

•        the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining and enforcing our intellectual property rights, and defending intellectual property-related claims;

•        our headcount growth and associated costs as we expand our business operations and research and development activities; and

•        the continuing impacts of the ongoing COVID-19 pandemic; and

•        the costs of operating as a public company.

Although the deployment of the recently developed vaccines may quell the impact of COVID-19, the pandemic could continue to depress national and international economies and disrupt capital markets, supply chains, and aspects of our operations for a period of time, all of which may render it more difficult for us to secure additional financing when needed. The extent to which the ongoing COVID-19 pandemic will ultimately impact our business, results of operations, financial condition, or cash flows is highly uncertain and difficult to predict because it will depend on many factors that are outside of our control, such as the duration, scope and severity of the pandemic, steps required or mandated by governments to mitigate the impact of the pandemic, and whether COVID-19 can be effectively prevented and contained by the new vaccines, and whether effective treatments may be developed. We do not yet know the extent to which COVID-19 will negatively impact our financial results or liquidity.

The net proceeds of this offering, together with our existing cash, will not be sufficient to complete development of SNV1, NNV1 or NNV2, or any other product candidate. Accordingly, we will be required to obtain further funding to achieve our business objectives.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interests may be diluted, and the terms of these securities may include liquidation or other preferences that could adversely affect your rights as a common stockholder. Additional debt financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business. If we raise funds through potential collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Policies and Significant Judgments and Estimates

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated balance sheets and the reported amounts expenses during the reporting periods. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances at the time such estimates are made. Actual results may differ materially from our estimates and judgments under different assumptions or conditions. We periodically review our estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates are reflected in our consolidated financial statements prospectively from the date of the change in estimate.

We define our critical accounting policies as those accounting principles that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations, as well as the specific manner in which we apply those principles. While our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements appearing elsewhere in this prospectus, we believe the following are the critical accounting policies used in the preparation of our consolidated financial statements that require significant estimates and judgments.

Stock-Based Compensation

We measure stock options and other stock-based awards granted to employees and directors based on the fair value of the award on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. We recognize forfeitures as they occur. The reversal of compensation cost previously recognized for an award that is forfeited because of a failure to satisfy a service or performance condition is recognized in the period of the forfeiture. Generally, we issue stock options with only service-based vesting conditions and record the expense for these awards using the straight-line method over the requisite service period.

We adopted Accounting Standard Update No. 2018-07, Compensation — Stock Compensation (ASU 2018-07) on January 1, 2019, under which we recognize stock compensation expense for awards granted to non-employee consultants based on the grant date fair value of the award, consistent with our practice for employee awards.

We classify equity-based compensation expense in our consolidated statements of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified. In future periods, we expect equity-based compensation expense to increase, due in part to our existing unrecognized stock-based compensation expense and as we grant additional stock-based awards to continue to attract and retain employees.

Determination of the Fair Value of Equity-Based Awards

We estimate the fair value of stock option awards granted using the Black-Scholes option pricing model, which uses as inputs the fair value of our common stock and subjective assumptions we make, including expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. Due to the lack of a public market for the trading of our common stock and a lack of company-specific historical and implied volatility data, we base the estimate of expected stock price volatility on the historical volatility of a representative group of publicly traded companies for which historical information is available. The historical volatility is generally calculated for a period of time commensurate with the expected term assumption. We use the simplified method to calculate the expected term for options granted to employees and directors. We utilize this method as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on a U.S. treasury instrument whose term is consistent with the expected term of the stock options. The expected dividend yield is assumed to be zero, as we have never paid dividends and do not have current plans to pay any dividends on our common stock.

As there has been no public market for our common stock, the estimated fair value of our common stock has been approved by our board of directors, with input from management, as of the date of each award grant, considering our most recently available independent third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors deemed relevant that may have changed from the date of the most recent valuation through the date of the grant.

We obtained third-party independent valuations of our common stock in December 2018, December 2019, November 2020 and September 2021, and our most recent valuation with a valuation date as of January 31 2022, (the “January 2022 Valuation”) which valuations were considered by our board of directors in determining the fair value of our common stock. The January 2022 Valuation took into consideration the proposed terms of the Business Combination as set forth in a non-binding letter of intent dated January 9, 2022, and we received the final version of the January 2022 valuation report on February 7, 2022. These valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the valuations, the value of our common stock was estimated using either an Option Pricing Method (“OPM”), or a hybrid method of the Probability-Weighted Expected Return Method (“PWERM”) and the OPM, both of which use market approaches to estimate our equity value. The OPM treats common securities and preferred securities as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution exceed the value of the preferred security liquidation preference at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method estimates the probability-weighted value across multiple scenarios but uses the OPM to estimate the allocation of value within at least one of the scenarios. In addition to the OPM, the hybrid method considers an initial public offering (“IPO”) scenario, or in the case of the January 2022 Valuation the Business Combination, in which the shares of convertible preferred stock are assumed to convert to common stock. The future value of the common stock in the IPO (or Business Combination) scenario is discounted back to the valuation date using an appropriate risk-adjusted discount rate. In the hybrid method, the present value indicated for each scenario is probability weighted to arrive at an indication of value for the common stock. The values of our common stock determined by these independent third-party valuations were $0.57 per share in December 2018, $0.63 per share in December 2019, $0.71 per share in November 2020, $1.67 per share in September 2021 and $3.86 per share in the January 2022 Valuation. The January 2022 Valuation used a two-scenario analysis. The first scenario assumed that we would remain a private company and raise approximately $50 million in Series B Preferred Stock or similar financing round. A “backsolve” OPM model was then used assuming an enterprise value of $400 million based on the January 9, 2022 non-binding letter of intent with an allocation of such value for each security in our capital structure with the assumed preferred stock capital raise in order to arrive at the value of our common stock. A 40% discount for lack of marketability was then applied to arrive at a value of $1.02 per share in this scenario. The second scenario assumed the consummation of the Business Combination with an enterprise value of $400 million, subject to the terms and conditions set forth in the January 9, 2022, non-binding letter of intent. Our capital structure as assumed based on our capital structure on January 31, 2022, and the conversion ratio set forth in the January 9, 2022, non-binding letter of intent which in turn assumed that all of our preferred stock, convertible notes, and SAFE investments converted into common stock according to their terms, and our common stock purchase warrants and vested stock options were included in the conversion ratio. The value of our common stock was then derived using a “current value method” which estimates our total equity value on a controlling basis assuming an immediate sale and subtracts the value of our preferred stock based on our preferred stock’s liquidation preferences or conversion values with the residual value allocated to our common stock. This value was then discounted back to a present value using an assumed closing date for the Business Combination of June 30, 2022, using a discount factor of 91% and then further discounted by 25% for lack of marketability due to lock up agreements and other restrictions on transferability. This scenario arrived at a value of $4.57 per share. The two valuation scenarios were allocated a weighted average of 20% to scenario one and 80% to scenario two which resulted in a fair market valuation of $3.86 per share for our common stock as of January 31, 2022.

The additional objective and subjective factors considered by our board of directors in determining the fair value of our common stock included the following, and if the grant date as of which fair value was being determined was a date later than the date of the most recent independent third-party valuation of our common stock, our board of directors considered changes in such factors from the date of the most recent such valuation through the grant date:

•        the prices of our preferred stock sold to outside investors in arm’s length transactions, if any, and the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;

•        the progress of our research and development efforts, including the status of preclinical studies and planned clinical trials for our product candidates;

•        the lack of liquidity of our equity as a private company;

•        our stage of development and business strategy and the material risks related to our business and industry;

•        the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•        any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•        the likelihood of achieving a liquidity event, such as an IPO or consummation of the Business Combination in light of relevant closing conditions and prevailing market conditions; and

•        the analysis of IPOs, business combinations with other special purpose acquisition companies and the market performance of such companies in the biopharmaceutical industry.

The assumptions underlying our board of directors’ valuations represented our board’s best estimates, and in the case of the January 2022 Valuation, an assessment of the probability of the parties satisfying the closing conditions to the Business Combination, which involved inherent uncertainties and the application of our board’s judgment. As a result, if factors or expected outcomes had changed or our board of directors had used significantly different assumptions or estimates, our equity-based compensation expense could have been materially different. Following the completion of this offering, our board of directors will determine the fair value of our common stock based on the quoted market prices of our common stock.

Between January 1, 2020 and the date of this prospectus, the awards we granted were stock options. The following table sets forth, by grant date, the number of shares of common stock subject to options granted, the per share exercise price and the fair value per share of the common stock underlying the options on the date of grant.

DATE OF ISSUANCE	NUMBER OF SHARES SUBJECT TO GRANTS	PER SHARE EXERCISE PRICE	FAIR VALUE PER SHARE OF COMMON STOCK ON GRANT DATE
January 1, 2020	1,000,000	$1.00	$0.63
February 4, 2020	20,000	$1.00	$0.63
February 5, 2020	50,000	$1.00	$0.63
March 1, 2020	100,000	$1.00	$0.63
March 4, 2020	100,000	$1.00	$0.63
April 15, 2020	338,000	$1.00	$0.63
May 29, 2020	50,000	$1.00	$0.63
July 1, 2020	160,000	$1.00	$0.63
July 8, 2020	500,000	$1.00	$0.63
November 18, 2020	100,000	$1.00	$0.63
December 23, 2020	207,583	$0.25	$0.71
March 30, 2021	3,810,000	$1.00	$0.71
December 2, 2021	1,242,000	$1.67	$1.67
December 24, 2021	100,000	$1.67	$1.67
January 31, 2022	2,000	$3.86	$3.86
February 1, 2022	2,366,000	$3.86	$3.86
February 28, 2022	100,000	$3.86	$3.86
March 1, 2022	2,000	$3.86	$3.86
March 24, 2022	60,000	$3.86	$3.86
April 1, 2022	51,000	$3.86	$3.86
April 5, 2022	20,000	$3.86	$3.86
May 1, 2022	15,000	$3.86	$3.86
May 12, 2022	30,000	$3.86	$3.86

Determination of Fair Value of Certain Debt and Liability Instruments, and the Fair Value Option of Accounting

When financial instruments contain various embedded derivatives which require bifurcation and separate accounting of those derivatives apart from the host instruments, if eligible, GAAP allows issuers to elect the fair value option (“FVO”) of accounting for those instruments. The FVO allows the issuer to account for the entire financial instrument, including accrued interest, at fair value with subsequent remeasurements of that fair value recorded through the statements of operations. We have elected the fair value option of accounting for contingently convertible notes payable, including contingently issuable warrants and accrued interest, and certain term notes payable, including accrued interest, as further described below and as discussed in our Note 6 to the consolidated financial statements included elsewhere in this prospectus. We have also issued SAFE instruments that are accounted for liabilities at fair value, which are remeasured at fair value at each reporting period, as further described below and as discussed in our Note 9 to the consolidated financial statements included elsewhere in this prospectus.

Contingently convertible notes payable, which include contingently convertible notes payable issued to related parties, contingently issuable warrants, and accrued interest, (collectively “CCNPs”), contain a number of embedded derivatives, such as settlement of the contingent conversion features with variable number of shares of common stock, features which require bifurcation and separate accounting under GAAP, unless we qualify for and elect the FVO for the entire CCNP instrument. We qualified for and elected to measure the entire CCNP instrument at fair value. In addition, certain term notes payable, including term notes payable issued to related parties, issued with warrants, contained substantial discounts at issuance which resulted in certain embedded derivatives to be bifurcated and accounted for separately for those term notes, unless we qualify for and elect the FVO. Accordingly, we qualified for and elected the FVO for the entire term notes payable instrument, including accrued interest. Both the CCNPs and the terms notes payable (collectively referred to as the “FVO debt instruments”) were initially recorded at fair value as liabilities on our consolidated balance sheet and were subsequently re-measured at fair value at the end of each reporting period presented. The changes in the fair value of the FVO debt instruments are recorded in changes in fair value of debt and change in fair value of debt — related party, included as a component of other expenses, net, in the consolidated statements of operations. The change in fair value related to the accrued interest components is also included within the single line of change in fair value of debt and change in fair value of debt — related party on the consolidated statements of operations.

The estimated fair value of the CCNPs is determined based on the probability-weighted average of the outcomes of two possible scenarios, (i) the next qualified financing event, as defined, occurring prior to the maturity of the CCNPs and, the CCNPs, including accrued interest, mandatorily converting to the type and form of shares of stock issued in that qualified financing, including the underlying contingent warrants being issued at that time (“Scenario 1”), or, (ii) a qualified financing not occurring and the CCNPs, including accrued interest, maturing without conversion (“Scenario 2”). The value of the probability-weighted average of those outcomes is then discounted back to each reporting period, in each case, under Scenario 1, based on the risk-free rate consistent with risk-neutral similar derivative equity instruments and, under Scenario 2, based on a risk-adjusted discount rate estimated based on the implied interest rate using the changes in observed interest rates of similar corporate rate debt that we believe is appropriate for those probability-adjusted cash flows under Scenario 2. The value of the contingent warrants, applicable only to Scenario 1, are measured at fair value using the Black-Scholes option pricing model used to value preferred stock warrants using an underlying asset value and the discounted exercise price of the warrants, as defined, and the indicated volatility of convertible preferred stock consistent in our third-party equity award valuations discussed above.

The estimated fair value of the term notes payable is computed similarly based on its contractual cash flows and discounted back to each reporting period using risk-adjusted discount rates similar to Scenario 2 discussed above. The warrants to purchase common stock, which are freestanding equity classified instruments, issued with the term debt, are measured at fair value at issuance using the Black-Scholes option pricing model similar to the valuation of equity-based awards discussed above.

The estimated fair value of the SAFE instruments are determined based on the aggregated, probability-weighted average of the outcomes of certain possible scenarios, including (i) a next qualified financing event, as defined, thereby mandatorily converting the SAFE to the type and form of shares of stock issued in that qualified financing at a specified discount to the price issued (referred to as “SAFE Scenario 1”), (ii) a SPAC event, as defined, thereby mandatorily converting the SAFE to common stock at a specified discount to the price issued (referred to as “SAFE Scenario 2”), or (iii) a liquidity event defined as a change of control or initial public offering, in which case the investors will automatically be entitled to a portion of proceeds received under such event at a specified discount to the price issued (referred to as “SAFE Scenario 3”). The combined value of the probability-weighted average of those outcomes is then discounted back to each reporting period in which the SAFE instruments are outstanding, in each case, based on a risk-adjusted discount rate estimated based on the implied interest rate using the changes in observed interest rates of corporate rate debt that we believe is appropriate for those probability-adjusted cash flows.

The estimates for the SAFEs and the FVO debt instruments discussed above are based, in part, on subjective assumptions. Changes to these assumptions could have had a significant impact on the fair value, and the change in fair value, of debt.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules.

We enter into agreements in the normal course of business with vendors for preclinical and clinical studies, preclinical and clinical supply and manufacturing services, professional consultants for expert advice, and other vendors for other services for operating purposes. These contracts do not contain any minimum purchase commitments and are cancelable at any time by us, generally upon 30 days prior written notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

In addition, we have entered into license and royalty agreements for intellectual property with certain parties. Such arrangements require ongoing payments, including payments upon achieving certain development, regulatory and commercial milestones, receipt of sublicense income, as well as royalties on commercial sales. Payments under these arrangements are expensed as incurred and are recorded as research and development expenses. We paid amounts under such agreements at the time of execution and pay annual fees. We have not paid any royalties under these agreements to date. We have not included the annual license fee payments contractual obligations because the license agreements are cancelable by us and therefore, we believe that our non-cancelable obligations under these agreements are not material. We have not included potential royalties or milestone obligations because they are contingent upon the occurrence of future events and the timing and likelihood of such potential obligations are not known with certainty. For further information regarding these agreements and amounts that could become payable in the future under these agreements, please see the section of this prospectus titled “Business — License Agreements.”

Quantitative and Qualitative Disclosures about Market Risk

We are not currently exposed to significant market risk related to changes in interest rates because we do not have any cash equivalents or interest-bearing investments at this time. Our debt typically contains a fixed interest rate or is issued to certain lenders, including related party lenders, with other equity instruments, such as warrants, in lieu of a stated cash interest rate. However, for debt that we have issued that is variable and fluctuates with changes in interest rates, an immediate one percentage point change in market interest rates would not have a material impact on our financial position or results of operations.

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have employees and are contracted with and may continue to contract with foreign vendors that are located in Europe, particularly in Germany where we operate through our wholly owned subsidiary, StemVac GmbH. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

Inflation generally affects us by increasing our cost of labor. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2021 or 2020.

Emerging Growth Company and Smaller Reporting Company Status

We are an ‘‘emerging growth company,’’ (“EGC”), under the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”). Section 107 of the JOBS Act provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of the delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as private entities.

As an EGC, we may also take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC:

•        we are presenting only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•        we will avail ourselves of the exemption from providing an auditor’s attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•        we will avail ourselves of the exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”), regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis;

•        we are providing reduced disclosure about our executive compensation arrangements; and

•        we will not require nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments.

Assuming the Business Combination is consummated, we will remain an EGC until the earliest of (i) December 31, 2025, (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more, (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous rolling three-year period, or (iv) the date on which we are deemed to be a large accelerated filer under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”).

We are also a ‘‘smaller reporting company,’’ meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million.

If we are a smaller reporting company at the time we cease to be an EGC, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to EGCs, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recent Accounting Pronouncements

Other than as disclosed in Note 2 to our audited consolidated financial statements appearing elsewhere in this prospectus, we do not expect that any recently issued accounting standards will have a material impact on our financial statements or will otherwise apply to our operations.

MANAGEMENT OF THE COMPANY FOLLOWING THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of the Combined Company will be managed by or under the direction of its board of directors. It is expected that the directors and executive officers of the Combined Company will be as follows:

Name	Age	Title
Allan Camaisa	62	Chief Executive Officer, Chairman of the Board and Director
Tony Kalajian	52	Interim Chief Financial Officer and Chief Accounting Officer
Boris Minev	59	President of Medical and Scientific Affairs and Interim Chief Medical Officer
Stephen Thesing	58	Chief Business Officer
George Ng	48	President, Chief Operating Officer and Director
Wendy Pizarro	51	Chief Administrative Officer, Chief Legal Officer, Chief Diversity Officer and Corporate Secretary
Antonio Santidrian	44	Senior Vice President, Global Head of Research and Development
Barbara Haertl		Associate Vice President of Manufacturing Operations
Heehyoung Lee	53	Director
Scott Leftwich	61	Director
James Schoeneck	64	Director
Alfonso Zulueta	59	Director
Yan Michael Li	50	Director

The biographies of the Calidi directors and executive officers who will become directors and executive officers of the Combined Company can be found in the section titled “Directors, Officers, Executive Compensation and Corporate Governance of Calidi prior to the Business Combination.” The additional director appointed by Edoc is Dr. Yan Michael Li with the following biography:

Yan Michael Li, MD, PhD, is a neurosurgeon and director of Minimally Invasive Brain and Spine Institute (MIBSI) and Clinical Assistant Professor at SUNY Upstate Medical University and UT MD Anderson Cancer Center. Dr. Li specializes in treating complex spine disorders and brain and spine tumors. He received his medical degree from Peking Union Medical College and underwent resident and fellowship training at the State University of New York Upstate Medical University and Diana Farber Cancer Institute Boston Children Hospital at Harvard Medical School. Dr. Li completed neurosurgical oncology fellowship training at The University of Texas MD Anderson Cancer Center in Houston focusing on complex spine tumor surgery. Dr. Li has extensive knowledge and skills in complex spine surgery, minimally invasive spinal surgery, and computer-assisted spinal navigation surgery. He treats a wide array of spine diseases, including complex degenerative, tumors, trauma, deformity, and revision spine surgery. He uses personal genomic profiling to treat patients with brain and spine tumors. He has authored near 70 peer-reviewed articles and holds patents for nanoparticle gene therapy that was adopted in a National Cancer Institute clinical trial and other medical devices. He was assistant investigator for multiple preclinical, phase 1 and 2 clinical drug trials. He is CEO and Board Director, ExoNanoRNA, LLC, a platform biotechnology company developing a new class of RNA nanotechnology-based therapeutics for cancer, and vaccine. Founder and President of AIH LLC, smart wearable devices-based Spine and Neuro AI Healthcare and Management Company. Co-Founder of American Physicians, LLC, the sole sponsor for EDOC acquisition Company (NASQD: ADOC), merging with a pharmaceutics healthcare targeting company.

Family Relationships and Arrangements

There are no family relationships among any of our directors or executive officers. Except as provided in the Merger Agreement, there are no arrangements or understandings with any other person under which any of our directors and officers was elected or appointed as a director or executive officer.

Board Composition

The Combined Company’s business and affairs will be managed under the direction of its board of directors. Allan Camaisa will serve as Chair of the board of directors. The primary responsibilities of the board of directors will be to provide oversight, strategic guidance, counselling and direction to the Combined Company’s management. The board of directors of will meet on a regular basis and additionally as required.

In accordance with the terms of the Combined Company’s proposed bylaws, which will be effective upon the consummation of the Business Combination, the board of directors may establish the authorized number of directors from time to time by resolution. The board of directors will consist of seven (7) members upon the consummation of the Business Combination and consist of one class. Each of the directors will serve until their successors are elected and qualified or until their earlier death, resignation, retirement or removal for cause.

Director Independence

Prior to the consummation of the Business Combination, the board of directors of Calidi will undertake a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, it is expected that the board of directors of Calidi will determine that none of the directors, other than Allan Camaisa and George Ng, has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of the directors is “independent” as that term is defined under the Nasdaq listing standards. In making these determinations, the board of directors of Calidi will consider the current and prior relationships that each non-employee director has with the Combined Company and all other facts and circumstances the board of directors of Calidi deems relevant in determining their independence, including the beneficial ownership of securities of the Combined Company by each non-employee director and the transactions described in the section titled “Calidi Related Party Transactions.”

Role of the Combined Company Board of Directors in Risk Oversight

Upon the consummation of Business Combination, one of the key functions of the board of directors will be informed oversight of the Combined Company’s risk management process. The board of directors does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Combined Company’s board of directors as a whole, as well as through various standing committees of the Combined Company’s board of directors that address risks inherent in their respective areas of oversight. In particular, the Combined Company’s board of directors will be responsible for monitoring and assessing strategic risk exposure and the audit committee will have the responsibility to consider and discuss the major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. The compensation committee will also assess and monitor whether the compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

Upon the consummation of the Business Combination, the board of directors will reconstitute its audit committee, compensation committee, and nominating and corporate governance committee. The board will adopt a new charter for each of these committees, which will comply with the applicable requirements of current SEC and Nasdaq rules. The Combined Company intends to comply with future requirements to the extent applicable. Following the consummation of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of website at www.calidibio.com.

The board of directors will continue to have an audit committee, which will be reconstituted upon the consummation of the Business Combination to consist of the following intended members: Heeyoung Lee, James Schoeneck and an “independent” designee as determined by the board of directors.

Our board of directors has determined that each member of the audit committee satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairman of our audit committee will be James Schoeneck. Our board of directors has determined that James Schoeneck is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable listing standards. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of his or her employment.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•        helping our board of directors oversee our corporate accounting and financial reporting processes;

•        reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures;

•        assisting with design and implementation of our risk assessment functions;

•        managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•        discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•        developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•        reviewing related person transactions;

•        obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•        approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

The Combined Company’s audit committee will operate under a written charter that satisfies the applicable listing standards of Nasdaq.

Compensation Committee

The board of directors will continue to have a compensation committee, which will be reconstituted upon the consummation of the Business Combination to consist of the following intended members: James Schoeneck, Scott Leftwich and an “independent” designee as determined by the board of directors. The chairman of our compensation committee will be Scott Leftwich. Our board of directors has determined that each member of the compensation committee satisfies the independence requirements under the listing standards of Nasdaq, and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate.

Specific responsibilities of our compensation committee include:

•        reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers;

•        reviewing and recommending to our board of directors the compensation of our directors;

•        administering our equity incentive plans and other benefit programs;

•        reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management;

•        reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy; and

•        reviewing and evaluating with the chief executive officer the succession plans for our executive officers.

The Combined Company’s compensation committee will operate under a written charter that satisfies the applicable listing standards of Nasdaq.

Nominating and Corporate Governance Committee

The board of directors will continue to have a nominating and corporate governance committee, which will be reconstituted upon the consummation of the Business Combination to consist of the following intended members: Scott Leftwich, James Schoeneck and an “independent” designee as determined by the board of directors. The chairman of our nominating and corporate governance committee will be appointed by the board of directors. Our board of directors has determined that each member of the nominating and corporate governance committee satisfies the independence requirements under the listing standards of Nasdaq.

Specific responsibilities of our nominating and corporate governance committee include:

•        identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•        considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•        reviewing with our chief executive officer the plans for succession to the offices of our executive officers and make recommendations to our board of directors with respect to the selection of appropriate individuals to succeed to these positions;

•        developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•        overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

The nominating and corporate governance committee will operate under a written charter that satisfies the applicable listing standards of Nasdaq.

Compensation Committee Interlocks

None of the intended members of the compensation committee has ever been an executive officer or employee of the Combined Company. None of the Combined Company’s executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the Combined Company’s board of directors or compensation committee.

Non-Employee Director Compensation Policy

The board of directors will review director compensation periodically to ensure that director compensation remains competitive such that the Combined Company is able to recruit and retain qualified directors. Following the consummation of the Business Combination, the Combined Company intends to develop a director compensation program that is designed to align compensation with its business objectives and the creation of stockholder value, while enabling the Combined Company to attract, retain, incentivize and reward directors who contribute to the long-term success of the Combined Company.

Limitation on Liability and Indemnification of Directors and Officers

The proposed certificate of incorporation, which will be effective upon consummation of the Business Combination, will limit a director’s liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

Delaware law and the proposed bylaws provide that the Combined Company will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, the Combined Company intends to enter into separate indemnification agreements with its directors and officers. These agreements, among other things, require Combined Company to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of its directors or officers or any other company or enterprise to which the person provides services at its request.

Combined Company plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the proposed Certificate of Incorporation and proposed bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

Following the closing of the Business Combination, the board of directors will adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of the Combined Company’s employees, executive officers and directors. The Code of Conduct will be available at the investors section of the Combined Company’s website at www.calidibio.com. Information contained on or accessible through this website is not a part of this proxy statement/prospectus, and the inclusion of such website address in this proxy statement/prospectus is an inactive textual reference only. Any amendments to the Code of Conduct, or any waivers of its requirements, are expected to be disclosed on its website to the extent required by applicable rules and exchange requirements.

EXECUTIVE COMPENSATION

Edoc Executive Officer and Director Compensation

Edoc is an “emerging growth company,” as defined in the JOBS Act, and the following is intended to comply with the scaled back disclosure requirements applicable to emerging growth companies. No executive officer of Edoc has received any cash compensation for services rendered to Edoc, although Edoc may pay consulting, finder or success fees to its officers, directors, stockholders or their affiliates for assisting it in consummating its initial business combination. These officers, directors and stockholders will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on Edoc’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations, as well as traveling to and from the offices, plants, or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by Edoc.

After the Business Combination, members of Edoc’s management team who remain with the Combined Company may be paid consulting, management, or other fees from the Combined Company. Such compensation will be publicly disclosed at the time of its determination in a current report on Form 8-K, to the extent required by the SEC.

Since its formation, Edoc has not granted any stock options or stock appreciation rights or any other awards under long-term incentive plans to any of its executive officers or directors.

Securities Authorized for Issuance under Edoc Equity Compensation Plans

As of December 31, 2021, Edoc had no equity compensation plans or outstanding equity awards.

Calidi Executive Officer and Director Compensation67

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Calidi Biotherapeutics, Inc. and its subsidiaries prior to the consummation of the Business Combination and to Combined Company and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Business Combination basis.

Summary Compensation Table

The following table provides information regarding total compensation awarded to, earned by, and paid to the named executive officers of Calidi for services rendered to Calidi in all capacities for the fiscal year ended December 31, 2021.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	OPTION AWARDS ($)(1)	NON-QUALIFIEED DEFERRED COMPENSATION EARNINGS(2) ($)	ALL OTHER COMPENSATION ($)(3)	TOTAL ($)
Allan Camaisa(4)	2021	25,648	—	639,650	400,000	46,855	1,112,153
Chief Executive Officer and Chairman of the Board	2020	17,280	—	420,000	400,000	44,884	882,164

Tony Kalajian(5)	2021	242,981	—	404,250	—	11,487	658,718
Interim Chief Financial Officer and Chief Accounting Officer	2020	—	—	—	—	—	—

Wendy Pizarro(6)	2021	25,000		294,250	101,567	9,376	430,193
Chief Legal Officer, Chief Administrative Officer, Chief Diversity Officer and Corporate Secretary	2020	—	—	—	—	—	—

____________

(1)      This column reflects the aggregate grant date fair value of option awards granted during the year measured pursuant to Financial Accounting Standard Board Accounting Standards Codification Topic 718, the basis for computing stock-based compensation in Calidi’s consolidated financial statements. This calculation assumes that the named executive officer will perform the requisite service for the award to vest in full as required by SEC rules. The assumptions we used in valuing options are described in note 8 to Calidi’s consolidated financial statements included in this proxy statement/prospectus. These amounts do not reflect the actual economic value that will be realized, if any, by the named executive officer upon vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(2)      This column reflects the compensation the named executive officer will be paid upon Calidi raising a lump sum of $10.0 million or more in a single capital raise (“Deferred Compensation”), see note 3 to Calidi’s consolidated financial statements included in this proxy statement/prospectus.

(3)      This column reflects the aggregate value of other categories of payment, consisting of costs of medical, dental, vision, life and disability insurance coverage, commuter reimbursement fees and cell phone plan costs.

(4)      Mr. Camaisa also serves as the chairman of the board of directors but does not receive any additional compensation in his capacity as a director.

(5)      Mr. Kalajian was hired in March 2021. Base salary amounts paid to Mr. Kalajian includes 125,000 shares of common stock issued in lieu of cash pay with a fair value of $148,750.

(6)      Ms. Pizarro was hired in September 2021.

Annual Base Salary

The following table sets forth the annual base salaries for each of Calidi’s named executive officers for December 31, 2020 and 2021:

Name	2020 BASE SALARY ($)	2021 BASE SALARY ($)
Allan J. Camaisa(1)	17,280	29,120
Chief Executive Officer and Chairman of the Board

Tony Kalajian(2)	—	125,000
Interim Chief Financial Officer and Chief Accounting Officer

Wendy Pizarro Campbell(3)	—	315,000
Chief Legal Officer, Chief Administrative Officer, Chief Diversity Officer and Corporate Secretary

____________

(1)      Mr. Camaisa’s annual base salary will be increased to $410,000 and will be paid deferred compensation then accrued and unpaid upon Calidi raising a lump sum of $10.0 million or more in a single capital raise. As of December 31, 2021, deferred compensation payable to Mr. Camaisa was $1,040,000.

(2)      Mr. Kalajian was hired in March 2021. A portion of Mr. Kalajian’s annual base salary is $125,000, and Mr. Kalajian is also paid 12,500 shares per month in the form of common stock in lieu of cash until Calidi completes a single capital raise of $10.0 million or more, at which point, Mr. Kalajian’s annual cash base salary will be increased to $280,000 and the payments in shares of Calidi stock will cease at that time.

(3)      Ms. Pizarro was hired in September 2021. Ms. Pizarro’s annual base salary is $315,000 accruing as part of deferred compensation since her hire date, beginning on February 1, 2022, and will be increased to $400,000 upon Calidi raising a lump sum of $10.0 million or more in a single capital raise. As of December 31, 2021, deferred compensation payable to Ms. Pizarro was $101,567.

Non-Equity Compensation

We seek to motivate and reward our named executive officers for achievements relative to our corporate goals and expectations for each fiscal year. Each of our named executive officers is eligible to receive an annual performance bonus payable in cash of up to 50% for Mr. Camaisa, and 30% for our other executive officers as approved by the board of directors from time to time based on the achievement of individual and company-wide annual performance goals as determined by our compensation committee.

Equity Incentive Plan

Prior to January 1, 2019, we adopted the 2016 Stock Option Plan (the “2016 Plan”) under which we were authorized to grant stock options, restricted stock, a stock appreciation right, or a restricted stock unit award. In June 2019, we reincorporated in Nevada and adopted the 2019 Equity Incentive Plan (the “2019 Plan”) to replace the 2016 Plan. Other than the change of plan name and incorporation state, all the terms of the 2016 Plan were carried over into the 2019 Plan. In adopting the 2019 Plan, we terminated the 2016 Plan and may no longer grant any additional stock options or sell any stock under restricted stock purchase agreements under the 2016 Plan; however, stock options issued under the 2016 Plan will continue to be in effect in accordance with their terms and the terms of the 2019 Plan, which are substantially the same terms as the 2016 Plan, until the exercise or expiration of the individual options awards. As of December 31, 2021, there were options to purchase 21,886,333 shares of common stock outstanding under the 2019 Plan, with exercise price ranging from $0.20 per share to $1.67 per share.

The 2019 Plan reserved the right for the board of directors as the administrator of the plans (the “Administrator”) to issue up to 20,000,000 of equity awards, which was increased to up to 25,000,000 in April 2021, including stock options (“Options”), restricted stock awards (“Restricted Stock”), dividend equivalents award, a stock payment award, restricted stock units (“RSUs”) or stock appreciation rights (“SARs”), (collectively “Awards”), according to its discretion. Awards may be granted under the 2019 Plan to our employees, directors, and consultants. As of December 31, 2021, the Administrator has not issued any Restricted Stock, RSUs, dividend equivalents awards, stock payment awards or SARs. Stock options remain as the sole outstanding type of award under both Plans.

Under the 2019 Plan, awards may vest and thereby become exercisable or have restrictions on forfeiture lapse on the date of grant or in periodic installments or upon the attainment of performance goals, or upon the occurrence of specified events depending on the Administrator’s discretion. The Administrator has broad authority to determine the terms and conditions of any Award granted pursuant to the 2019 Plan including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof as the Administrator, in its sole discretion may determine.

No Awards may be granted under the 2019 Plan with a term of more than ten years and no Awards granted may be exercised after the expiration of ten years from the date of grant.

Stock Options

Options granted under the 2019 Plan may be either “incentive stock options” within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”), or “non-qualified” stock options that do not qualify as incentive stock options. Incentive stock options may be granted only to our employees and employees of domestic subsidiaries, as applicable. The exercise price of stock options shall be equal to or greater than the fair market value of our common stock on the date the option is granted. In the case of an optionee who, at the time of grant, owns more than 10% of the combined voting power of all classes of our stock, the exercise price of any incentive stock option must be at least 110% of the fair market value of the common stock on the grant date, and the term of the option may be no longer than five years. The aggregate fair market value of common stock (determined as of the grant date of the option) with respect to which incentive stock options become exercisable for the first time by an optionee in any calendar year may not exceed $100,000, otherwise it will be classified as a Non-Qualified Stock Option.

The exercise price of an option may be payable in cash or in common stock, or in a combination of cash and common stock, or other legal consideration for the issuance of stock as the Board or Administrator may approve.

Generally, options vest over four years and will be exercisable only while the optionee remains an employee, director or consultant, or during the three months thereafter, but in the case of the termination of an employee, director, or consultant’s services due to death or disability, the period for exercising a vested option shall be extended to the earlier of twelve months after termination or the expiration date of the option.

Certain option awards provide for accelerated vesting if there is a change in control as defined in the 2019 Plan or upon completion of a SPAC, including this Business Combination. Although it is anticipated that the Business Combination will not constitute a change of control, the Business Combination, however, will result in unvested options representing approximately ________shares of common stock that will be subject to accelerated vesting at the Closing.

Outstanding Equity Awards as of December 31, 2021

The following table sets forth certain information about equity awards granted to Calidi’s named executive officers that remained outstanding as of December 31, 2021.

	OPTION AWARDS
NAME	grant date	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Allan J. Camaisa	7/01/2016	800,000	—	0.20	7/01/2026
	7/01/2016	1,100,000	—	0.25	7/01/2026
	1/01/2017	1,000,000	—	0.25	1/01/2027
	1/01/2018	979,167	20,833	0.25	1/01/2028
	1/01/2019	729,167	270,833	0.25	1/01/2029
	1/01/2020	479,167	520,833	1.00	1/01/2030
	03/30/2021	46,875	203,125	1.00	3/30/2031
	12/02/2021	25,000	175,000	1.00	12/2/2031
	12/02/2021	15,625	234,375	1.67	12/2/2031

Tony Kalajian	3/30/2021	37,500	162,500	1.00	3/31/2031
	12/02/2021	31,250	218,750	1.67	12/2/2031

Wendy Pizarro	12//02/2021	15,625	234,375	1.67	12/2/2031

Agreements with Named Executive Officers

We have employment agreements or offer letters with each of our named executive officers. The material terms of each of these agreements are described below. These agreements provide for base salaries and incentive compensation, and each component reflects the scope of each named executive officer’s anticipated responsibilities and the individual experience they bring to our company. The employment of each of our named executive officers is “at will” and may be terminated at any time. In addition, each of our named executive officers has executed a form of our standard proprietary information and inventions agreement. In addition, we have employment agreements and arrangements with our other executive officers which provide for similar benefits, participation in bonus plans and severance payments upon termination or change of control.

Allan Camaisa.    In September 2021, we entered into an employment agreement with Allan Camaisa. Mr. Camaisa is entitled to an initial annual base salary of $29,120, which will be increased to an annual base salary of $410,000 and payment of deferred compensation then accrued and unpaid, in the event we raise a one-time lump sum of $10 million or more in capital. Subject to board approval, we agreed to grant Mr. Camisa options to purchase 250,000 shares of common stock at an exercise price equal to fair market value, subject to vesting restrictions. Mr. Camaisa may also be eligible to receive an annual cash performance bonus under our bonus plan of up to 50% as approved from time to time by the board of directors. Mr. Camaisa’s employment agreement also provides for certain severance benefits, the terms of which are described below under “— Potential Payments Upon Termination or Change of Control.”

Effective February 1, 2022, Calidi and Allan Camaisa entered into an updated employment agreement, which superseded the September 2021 Camaisa Agreement (“Camaisa Updated Employment Agreement”). Under the Camaisa Updated Employment Agreement, Calidi increased Mr. Camaisa’s initial annual base salary to $31,200 starting January 1, 2022, which shall be increased to an annual base salary of $450,000, deferred and payable, including all accrued but unpaid deferred compensation, upon the completion of a single capital raise of $10 million or more.

Tony Kalajian.    In September 2021, we entered into an employment agreement with Mr. Kalajian. Mr. Kalajian is entitled to an annual base salary of $125,000, which is subject to increase to $280,000 in the event Calidi raises a one-time lump sum of $10 million or more in capital. Prior to such increase in Mr. Kalajian’s base salary and for each month that service is rendered beginning March 31, 2021, Calidi agreed to pay Mr. Kalajian, in lieu of cash, in fully earned and non-assessable shares of common stock of Calidi equal to 12,500 shares per month and every month until the first day of the calendar month following the month in which the full increase in cash base salary takes effect. In May 2021, Mr. Kalajian purchased 50,000 shares of common stock for $50,000 cash. Mr. Kalajian was granted a stock option for 200,000 shares of common stock, and a stock option for 250,000 shares of common stock, vesting in equal installments over 48 months commencing March 31, 2021 and June 25, 2021, but both vesting at least 50% upon a SPAC transaction if such 48-month vesting has not already reached 50% of the total amount of stock option at the time of the SPAC transaction. Tony Kalajian may also be eligible to receive an annual cash performance bonus under our bonus plan of up to 30% as approved from time to time by the board of directors. Mr. Kalajian’s employment agreement also provides for certain severance benefits, the terms of which are described below under “— Potential Payments Upon Termination or Change of Control.”

Wendy Pizarro.    In September 2021, we entered into an agreement with Ms. Pizarro. Ms. Pizarro is entitled to an annual base salary of $315,000, which is subject to increase to $380,000 in the event Calidi raises a one-time lump sum of $10 million or more in capital. Ms. Pizarro also received a one-time sign-on bonus of $25,000. Subject to board approval, we agreed to grant Ms. Pizarro options to purchase 250,000 shares of common stock at an exercise price equal to fair market value, subject to vesting restrictions. Ms. Pizarro may also be eligible to receive an annual cash performance bonus under our bonus plan of up to 30% as approved from time to time by the board of directors.

Effective February 1, 2022, Calidi and Ms. Pizarro entered into an updated employment agreement with Ms. Pizarro adding additional roles and responsibilities of Chief Administrative Officer and Corporate Secretary to her existing roles and responsibilities of Chief Legal Officer and Chief Diversity Officer (“Pizarro Updated Employment Agreement”). Under the Pizarro Updated Employment Agreement, Calidi increased Ms. Pizarro’s annual base salary to $400,000, deferred and payable upon closing of an institutional round of funding and granted options to purchase 400,000 shares of common stock based on standard vesting conditions under the 2019 Plan at an exercise price of $3.86 per share, as well as acceleration of vesting of certain, previously granted stock options under the 2019 Plan upon the completion of certain events. The Pizarro Updated Employment Agreement also provides for certain severance benefits, the terms of which are described below under “— Potential Payments Upon Termination or Change of Control.”

Potential Payments Upon Termination or Change of Control

Pursuant to their respective employment agreements, each named executive officer is entitled to receive amounts described below upon termination or change of control (as such term is defined in the 2019 Plan).

Allan Camaisa.    Pursuant to his employment agreement, if Mr. Camaisa’s employment with us ends due to his resignation for “good reason” or his termination by us other than for “cause,” each as defined in his employment agreement, he is entitled to receive: (i) a severance payment equal to twelve months of his then-current base salary and in the event of his termination other than for “cause” or resignation for “good reason” occurs after a Change of Control, he will be entitled to receive severance payments equal to twenty-four months of his then-current base salary following his termination, and (ii) continued health benefits under COBRA for up to twelve months, or if earlier, the date he is eligible for comparable replacement coverage under a subsequent employer’s group health plan. If such termination occurs three months prior to or any time after the occurrence of a Change of Control then, in addition to the foregoing severance payments, all unvested equity awards held by Mr. Camaisa at the time that such termination occurs will be accelerated in full and deemed to have vested as of the later date of his employment termination date or the date of the Change of Control. In addition, upon a Change of Control due to a merger or acquisition, all unvested equity awards held by Mr. Camaisa at the time will be automatically vested upon execution of the merger or acquisition transaction. Mr. Camaisa’s benefits are conditioned, among other things, on his compliance with his post-termination obligations under his employment agreement and his execution of a general release of claims in favor of Calidi.

Tony Kalajian.    Pursuant to his employment agreement, if Mr. Kalajian’s employment with us ends due to his resignation for “good reason” or his termination by us other than for “cause,” each as defined in his employment agreement, he is entitled to receive: (i) severance payments equal to six months of his then-current base salary following his termination and in the event of his termination other than for “cause” or resignation for “good reason” occurs after a Change of Control, he will be entitled to receive severance payments equal to twelve months of his then-current base salary following his termination, and (ii) continued premiums for health benefits under COBRA for up to six months or if earlier, the date he is eligible for comparable replacement coverage under a subsequent employer’s group health plan. If such termination occurs three months prior to or any time after the occurrence of a Change of Control then, in addition to the foregoing severance payments, all unvested equity awards held by Mr. Kalajian at the time that such termination occurs will be accelerated in full and deemed to have vested as of the later date of his employment termination date or the date of the Change of Control. In addition, upon a Change of Control due to a merger or acquisition, all unvested equity awards held by Mr. Kalajian at the time will be automatically vested upon execution of the merger or acquisition transaction. Mr. Kalajian’s benefits are conditioned, among other things, on his compliance with his post-termination obligations under his employment agreement and his execution of a general release of claims in our favor.

Wendy Pizarro.    Pursuant to her employment agreement, if Wendy Pizarro’s employment with us ends due to her resignation for “good reason” or her termination by us other than for “cause,” each as defined in her employment agreement, she is entitled to receive: (i) severance payments equal to six months of her then-current base salary following her termination and in the event of her termination other than for “cause” or resignation for “good reason” occurs after a Change of Control, she will be entitled to receive severance payments equal to twelve months of her then-current base salary following her termination, and (ii) continued premiums for health benefits under COBRA for up to six months or if earlier, the date she is eligible for comparable replacement coverage under a subsequent employer’s group health plan. If such termination occurs three months prior to or any time after the occurrence of a Change of Control then, in addition to the foregoing severance payments, all unvested equity awards held by Ms. Pizarro at the time that such termination occurs will be accelerated in full and deemed to have vested as of the later date of her employment termination date or the date of the Change of Control. In addition, upon a Change of Control due to a merger or acquisition, all unvested equity awards held by Ms. Pizarro at the time will be automatically vested upon execution of the merger or acquisition transaction. Ms. Pizarro’s benefits are conditioned, among other things, on her compliance with her post-termination obligations under her employment agreement and her execution of a general release of claims in our favor.

Pension Benefits

Except as set forth in the Summary Compensation Table above, our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by Calidi during the fiscal year ended December 31, 2021.

Nonqualified Deferred Compensation

Except as set forth in the Summary Compensation Table above, our named executive officers did not participate in, nor earn any benefits under, a nonqualified deferred compensation plan sponsored by Calidi during the fiscal year ended December 31, 2021.

Benefits

Each of the named executive officers is eligible to participate in Calidi’s standard employee benefit plans and programs.

401(k) Plan

We maintain a 401(k) plan intended to qualify as a tax-qualified plan under Section 401 of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. The 401(k) plan provides that each participant may contribute up to the lesser of 100% of his or her compensation or the statutory limit, which is $19,500 for calendar year 2021. We have two (2) participants. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Employees are immediately and fully vested in their contributions. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Other Benefits

Our named executive officers are eligible to participate in our health and welfare plans to the same extent as all full-time employees.

We generally have not provided perquisites or personal benefits except in limited circumstances, and except as set forth above under “Summary Compensation Table,” we did not provide any perquisites or personal benefits to our named executive officers in fiscal year ended December 31, 2021.

2021 Non-Employee Director Compensation

The following table sets forth information concerning the compensation of non-employee directors earned or paid for services rendered to us for the year ended December 31, 2021. Mr. Camaisa also served as our director. Mr. Camaisa’s compensation as named executive officer is set forth above under “Summary Compensation Table.”

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($)(1)(2)	TOTAL ($)
Scott Leftwich(3)	—	110,000	110,000
Heehyoung Lee, Ph.D.	—	33,000	33,000
George Ng	—	88,000	88,000
Paul H. Neuharth, Jr.(4)	—	70,400	70,400
James A. Schoeneck	—	33,000	33,000

____________

(1)      This column reflects the aggregate grant date fair value of option awards granted during the year measured pursuant to Financial Accounting Standard Board Accounting Standards Codification Topic 718, the basis for computing stock-based compensation in our consolidated financial statements. This calculation assumes that the director will perform the requisite service for the award to vest in full as required by SEC rules. The assumptions we used in valuing options are described in note 8 to our consolidated financial statements included in this proxy statement/prospectus. These amounts do not reflect the actual economic value that will be realized by the director upon vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(2)      The table below lists the aggregate number of shares subject to option awards outstanding for each of our directors, other than Mr. Camaisa, as of December 31, 2021.

(3)      Certain fees earned by Mr. Leftwich were deferred and unpaid prior to January 1, 2021, and as of December 31, 2021, accrued and unpaid board fees due to Mr. Leftwich totaled $360,000 (see note 5 to our consolidated financial statements included in this proxy statement/prospectus).

(4)      Mr. Neuharth resigned as a member of the Board of Directors effective as of February 1, 2022.

NUMBER OF SHARES SUBJECT TO OUTSTANDING OPTIONS AS OF DECEMBER 31, 2021
Scott Leftwich	1,250,000
Heehyoung Lee, Ph.D.(1)	75,000
George Ng	950,000
Paul H. Neuharth, Jr.	800,000
James A. Schoeneck	575,000

Non-Employee Director Compensation Policy

We provide cash and/or equity-based compensation to certain of our directors for the time and effort necessary to serve as a member of our board of directors. In addition, all of our directors are entitled to reimbursement of direct expenses incurred in connection with attending meetings of the board or committees thereof.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. As an emerging growth company, we will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Combined Company Executive Compensation

Following the Business Combination, the Compensation Committee will oversee the compensation policies, plans and programs and review and determine compensation to be paid to executive officers, directors and other senior management, as appropriate. The compensation policies for the Combined Company will be intended to provide for compensation that is sufficient to attract, motivate and retain executives of Calidi and potential other individuals and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

Subject to any modifications or recommendations by the compensation committee, it is contemplated that the executive officers and directors of the Combined Company will initially receive substantially the same compensation that they receive from Calidi prior to the Business Combination, and also be subject to substantially the same severance terms under their respective employment agreement and arrangements with Calidi. The description of the employment agreements and arrangements is forth in the sections titled “Executive Compensation-Calidi Executive Officer and Director Compensation” and section titled, “Certain Relationships and Related Person Transactions- Calidi Related Party Transactions.”

Employee Benefit and Stock Plans

It is anticipated that equity-based compensation will be an important foundation in the executive compensation packages as we believe it will maintain a strong link between executive incentives and the creation of stockholder value. It is anticipated that the performance and equity-based compensation will be an important component of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executives. Formal guidelines for the allocations of cash and equity-based compensation have not yet been determined, but it is expected that the Incentive Plan described in Proposal No. 11 will be an important element of the Combined Company’s compensation arrangements for both executive officers and directors, and that the executive officers will also be eligible to participate in the 2022 ESPP described in Proposal No. 12.

Exchange Stock Options

As a result of and upon the consummation of the Business Combination, all outstanding options to purchase Calidi stock will be exchanged for options exercisable for newly issued shares of common stock of the Combined Company.

2022 Equity Incentive Plan

Prior to the consummation of the Business Combination, Edoc’s Board is expected to approve and adopt, subject to Edoc shareholder approval, the 2022 Equity Incentive Plan, or the Incentive Plan. If the Incentive Plan is approved by the shareholders, the Combined Company will be authorized to grant equity awards to eligible service providers following consummation of the Business Combination. The purpose of the Incentive Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to the success of the Combined Company, and any Parents, Subsidiaries, and Affiliates that exist now or in the future, by offering them an opportunity to participate in the Combined Company’s future performance through the grant of Awards (as defined in the Incentive Plan).

If shareholders approve the Incentive Plan, it will become effective on the consummation of the Business Combination. If the Incentive Plan is not approved by the shareholders, it will not become effective. The description of the 2022 Plan is set forth in the section titled “PROPOSAL NO. 11 — The Incentive Plan Proposal.”

2022 Employee Stock Purchase Plan

Prior to the consummation of the Business Combination, Edoc’s Board is expected to approve and adopt, subject to Edoc shareholder approval, the 2022 Employee Stock Purchase Plan, hereinafter the 2022 ESPP. The purpose of the 2022 ESPP is to provide a means whereby the Combined Company can align the long-term financial interests of its employees with the financial interests of its shareholders. In addition, the board of directors believes that the ability to allow its employees to purchase shares of Combined Company common stock will help it to attract, retain, and motivate employees and encourages them to devote their best efforts to the Combined Company’s business and financial success.

If shareholders approve the 2022 ESPP, it will become effective on the consummation of the Business Combination. If the 2022 ESPP is not approved by the shareholders, it will not become effective. The description of the 2022 Plan is set forth in the section titled “PROPOSAL NO. 12 — The ESPP Proposal.”

Limitations of Liability and Indemnification Matters

The Proposed Charter, which will be effective upon consummation of the Business Combination, will limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•        any breach of the director’s duty of loyalty to the corporation or its stockholders;

•        any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•        any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Proposed Charter, which will be effective upon consummation of the Business Combination, will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. The Bylaws, which will be effective upon consummation of the Business Combination, will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. The Bylaws, which will be effective upon consummation of the Business Combination, will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. We believe that the Proposed Charter and Bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our Proposed Charter and Bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our insider trading policy.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Edoc Related Party Transactions

In September 2020, we issued an aggregate of 2,875,000 founder shares to our initial shareholders for an aggregate purchase price of $25,000, or approximately $0.01 per share, with 2,875,000 shares issued to our sponsor, American Physicians LLC. On November 9, 2020, the Sponsor surrendered an aggregate of 287,500 founder shares, which were cancelled, resulting in an aggregate of 2,587,500 founder shares outstanding and held by the Sponsor.

Our initial shareholders have agreed not to transfer, assign or sell any of the founder shares (except to certain permitted transferees as described below) until, with respect to 50% of the founder shares, the earlier of (i) six months after the date of the consummation of our initial business combination or (ii) the date on which the closing price of our ordinary shares equals or exceeds $12.50 per share (as adjusted for share subdivisions, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination, with respect to the remaining 50% of the founder shares, upon six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Our sponsor (and/or its designees) has committed to purchase an aggregate of 414,000 insider units in a private placement that will occur simultaneously with the closing of this offering. Our sponsor (and/or its designees) has agreed not to transfer, assign or sell any of the shares included in the insider units and the respective ordinary shares underlying the private rights and private warrants included in the insider units until 30 days after the completion of our initial business combination.

Other than reimbursement of any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, no compensation or fees of any kind, including finder’s fees, consulting fees, non-cash payments or other similar compensation, will be paid to our officers or directors, or to any of their respective affiliates, prior to or with respect to our initial business combination (regardless of the type of transaction that it is). Our independent directors will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates and will be responsible for reviewing and approving all related party transactions as defined under Item 404 of Regulation S-K, after reviewing each such transaction for potential conflicts of interests and other improprieties.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or our officers and directors may, but are not obligated to, loan us funds as may be required. If we consummate our initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the offering proceeds held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Such loans would be evidenced by promissory notes. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon consummation of our business combination into additional private units at a price of $10.00 per unit (which, for example, would result in the holders being issued 150,000 ordinary shares if $1,500,000 of notes were so converted, as well as 150,000 rights to receive 15,000 shares and 150,000 warrants to purchase 75,000 shares).

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

All ongoing and future transactions between us and any member of our management team or his or her respective affiliates will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable to us than are available from unaffiliated third parties. It is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to us than with an unaffiliated third party, we would not engage in such transaction.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors. In the event we seek to complete our initial business combination with a target that is affiliated with our sponsor, officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent accounting firm, or independent investment banking firm that our initial business combination is fair to our company from a financial point of view.

We have entered into a registration rights agreement with respect to the founder shares, the shares underlying the Representative’s Warrants, and the securities underlying the private units, which is described under the heading “Principal Shareholders — Registration Rights.”

Related Party Extension Loans

Edoc’s first amended and restated memorandum of association and articles of association provided that Edoc had until November 12, 2021 to complete its initial Business Combination, subject to up to two three-month extensions at the request of Edoc’s initial shareholders (for a total of up to 18 months to complete an initial business combination), subject to the initial shareholders depositing additional funds into Edoc’s Trust Account.

On November 10, 2021, an aggregate of $900,000 (the “First Extension Payment”) was deposited by the Sponsor into the Trust Account, representing $0.10 per public share, which enabled Edoc to extend the period of time it had to consummate its initial business combination by an additional three months from November 12, 2021 to February 12, 2022 (the “First Paid Extension Period”). In connection with the First Extension Payment, Edoc issued to the Sponsor an unsecured promissory note (the “2021 Note”) having a principal amount equal to the amount of the First Extension Payment. The 2021 Note bears simple interest at 4% per annum and will be due and payable (subject to the waiver against trust provisions) on the earlier of (i) the date on which Edoc’s initial business combination is consummated and (ii) the date of the liquidation of Edoc.

On February 13, 2022, we issued a promissory note (the “2022 Note”) in the principal amount of up to $750,000 to our Sponsor. The 2022 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which we consummate an initial business combination and (ii) the date that the winding up of Edoc is effective. At the election of the Sponsor, up to $600,000 of the unpaid principal amount of the 2022 Note may be converted into units of Edoc, each unit consisting of one Class A share of the Company, one right exchangeable into one-tenth of one Cass A ordinary share and one warrant exercisable for one-half of one Class A ordinary share of Edoc upon the consummation of an initial business combination (the “Conversion Units”), equal to (x) the portion of the principal amount of the 2022 Note being converted, divided by (y) $10.00 rounded up to the nearest whole number of units. The Conversion Units are identical to the units issued by us to the Sponsor in a private placement in connection with our IPO. The Conversion Units and their underlying securities are entitled to the registration rights set forth in the 2022 Note.

Calidi Related Party Transactions

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to Calidi Biotherapeutics, Inc. and its subsidiaries prior to the consummation of the Business Combination. All securities refer to securities of Calidi Biotherapeutics, Inc. prior to the Business Combination.

Below is a description of transactions from January 1, 2019 to March 16, 2022, to which Calidi was a party, in which:

•        the amounts involved exceeded or will exceed the lesser of (1) $120,000, or (2) 1% of the average of Calidi’s total assets for the last two completed fiscal years; and

•        any of its directors, executive officers, or holders of more than 5% of its common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensatory Arrangements

Calidi has entered into various employment-related agreements and compensatory arrangements with its directors and executive officers that, among other things, provide for compensatory and certain severance and change in control benefits. For a description of these agreements and arrangements, see the sections titled “Calidi Management” and “Calidi Executive and Director Compensation.”

In addition, Calidi has arrangements with the following executive officers to pay the following annual base salary for their services. Pursuant to their respective employment agreement or arrangement, certain executive officers are eligible for annual bonuses of up to 30% of base salary, subject to approval of the board of directors, and change of control and severance benefits.

Name and Position	Base Annual Salary	Adjusted Base Annual Salary
Boris Minev President of Medical and Scientific Affairs	$260,000	350,000	(1)
Stephen Thesing Chief Business Officer	$200,400	$280,000	(2)
Stephen Keane Chief Business Advisor(3)	$180,000	$275,000
Antonio Santidrian Vice President of Research and Development	$220,000	$280,000	(2)
Barbara Haertl Associate Vice President of Manufacturing Operations(4)	$110,000	—

____________

(1)      Dr. Minev’s annual base salary will be increased to $350,000 upon Calidi raising a lump sum of $10.0 million or more in a single capital raise, and in the event Calidi’s first IND application is approved.

(2)      Annual base salary will be increased upon the Company raising a lump sum of $10.0 million or more in a single capital raise.

(3)      Mr. Keane’s employment was terminated in February 2022 and Mr. Keane currently provides services under a consulting agreement.

(4)      Ms. Haertl is located in our German subsidiary and earns an annual base salary in Euro of €100,000.

Employment Agreement between Calidi and Current Director of Calidi

On February 1, 2022, Calidi’s board of directors appointed George Ng, its director, as President and Chief Operating Officer of Calidi. In connection with Mr. Ng’s appointment, Calidi entered into an employment agreement with Mr. Ng (“Ng Employment Agreement”). Under the Ng Employment Agreement, Mr. Ng is entitled to a base annual salary of $450,000, a signing bonus of $300,000, payable in three equal monthly installments beginning in May 2022, a grant of options to purchase 500,000 shares of common stock based on standard vesting conditions under the 2019 Plan at an exercise price to be determined by the board of directors, and acceleration of vesting of certain, previously granted stock options under the 2019 Plan upon the completion of certain events. Mr. Ng is also eligible for an annual bonus of up to 35% of base salary, if approved by the board of directors, and change in control and severance benefits.

Stock Options

In addition to the stock options to directors and named executive officers of Calidi described in the section titled “Calidi Executive and Director Compensation,” Calidi also issued stock options to its directors and executive officers. In 2019, 2020, and 2021, stock options were granted pursuant to the 2019 Plan for services provided to Calidi by the respective individuals or their affiliated entities:

NAME	Year of Grant	NUMBER OF OPTIONS	OPTION EXERCISE PRICE ($)
Allan Camaisa	2019	1,000,000	$0.25
Chief Executive Officer and	2020	1,000,000	$1.00
Chairman	2021	450,000	$1.00
	2021	250,000	$1.67

George Ng	2019	750,000	$0.75
President, Chief Operating Officer and Director	2021	200,000	$1.00

Boris Minev	2019	100,000	$1.00
President of Medical and Scientific	2020	50,000	$1.00
Affairs	2021	250,000	$1.00

Antonio Santidrian	2019	250,000	$0.25
Vice President of Research and	2020	50,000	$1.00
Development	2021	100,000	$1.00

NAME	Year of Grant	NUMBER OF OPTIONS	OPTION EXERCISE PRICE ($)
Barbara Haertl	2019	50,000	$1.00
Associate Vice President of	2020	12,000	$1.00
Manufacturing Operations	2021	75,000	$1.00

Stephen Keane	2020	14,000	$1.00
Chief Business Advisor

Stephen Thesing	2019	150,000	$1.00
Chief Business Officer	2020	50,000	$1.00
	2021	150,000	$1.00

Paul Neuharth, Jr.	2019	160,000	$1.00
Former Director	2020	160,000	$1.00
	2021	160,000	$1.00

James Schoeneck	2020	500,000	$1.00
Director	2021	75,000	$1.00

Scott Leftwich	2019	500,000	$0.75
Director	2021	250,000	$1.00

Settlement Arrangement

In July 2020, Calidi’s former executive, co-founder and shareholder of Founders Preferred Stock (the “Former Executive”), filed a complaint in the San Diego Superior Court (“the Complaint”) against Calidi and AJC Capital, LLC, and Calidi’s current CEO and founding shareholder, asserting breach of contract and declaratory relief and breach of contract (and later amended to include a claim for breach of fiduciary duty) and wrongfully terminated the Former Executive under an employment contract resulting in amounts allegedly owed to the Former Executive. Calidi denied those allegations and filed a cross-complaint against the Former Executive for securities fraud, breach of contract, and breach of fiduciary duty. On March 18, 2021, all parties ultimately settled pursuant to the terms of a Settlement and Mutual Release Agreement (“the Settlement Agreement”), in which the parties agreed to release each other from all claims and agreed to confidentiality, non-disparagement and other covenants. According to the principal terms of the Settlement Agreement, the Former Executive agreed to immediately transfer and assign all patents filed by Calidi during the Former Executive’s employment and otherwise fully cooperate with ongoing patent and intellectual property matters and other company matters, including entering into a voting agreement with the majority shareholders. Under the Voting Agreement, the Former Executive agreed to vote in a manner consistent with the majority shareholders. As part of the Settlement Agreement, Calidi also agreed to pay the Former Executive $1.1 million in cash, with $60,000 payable within 30 days of the Settlement Agreement and $20,000 per month on the same day of each month thereafter until paid in full. Furthermore, if Calidi secures at least $10.0 million in equity financing, as defined in the Settlement Agreement, the then entire unpaid settlement liability amount will become due and payable within 21 days of the equity financing.

Financing

Calidi has funded its operations to date primarily through private sales of convertible preferred stock, contingently convertible and convertible promissory notes and common stock. These investments have included various related parties, including (i) AJC Capital, LLC, an entity beneficially owned and controlled by Allan Camaisa (Calidi’s executive officer, director and principal stockholder) (“AJC Capital”), (ii) other directors and executive officers of Calidi, (iii) Won and Partners, an entity in which Heehyoung Lee (Calidi’s director) (“Won & Partners”) is a partner, (iv) Peng Ventures, an entity in which Mr. Ng (Calidi’s director and executive officer) is a partner, and (iv) other directors and executive officers, as further discussed below.

Common Stock

In May 2019, the board of directors approved the issuance of 2,200,000 shares of common stock to AJC Capital in connection with consideration previously paid by AJC Capital for approximately $550,000.

In December 2020, James Schoeneck, Calidi’s director, acquired 100,000 shares of common stock at $1.00 per share, for $100,000.

In June 2021, as an extension fee for the 2020 Term Loan, as further described below, AJC Capital received 45,000 shares of common stock, valued at $1.00 per share.

For the year ended December 31, 2021, Tony Kalajian (Calidi’s Interim Chief Financial Officer) acquired 175,000 shares of common stock, valued at $1.00 per share and $1.67 per share.

Convertible Notes

2017 Convertible Note

In March 2017, Calidi issued a $150,000 convertible promissory note (the “2017 Convertible Note”) to Scott Leftwich, its director. Calidi issued shares of common stock in lieu of cash interest in the amount of one share of common stock per $1.00 of principal loaned. The value allocated to the common stock was recognized as a debt discount on the 2017 Convertible Note and the amount was insignificant. The 2017 Convertible Note allows Mr. Leftwich, at his election, to convert the principal amount into Series A-1 Convertible Preferred Stock at a conversion price of $1.00. In December 2021, the 2017 Convertible Notes, upon their scheduled maturity dates, were extended to June 30, 2022.

2018 Convertible Notes

Between January 2018 and June 2018, Calidi issued $1.4 million of convertible promissory notes (the “2018 Convertible Notes”) to investors, including to related parties, with original maturity dates of 18 months from the dates of issuance. In lieu of cash interest, Calidi issued to the investors shares of common stock in the amount of its shares of common stock per $1.00 of principal loaned. The 2018 Convertible Notes allow the investors, at their election, to convert the principal amount into Series A-2 Convertible Preferred Stock at a conversion price of $1.75. In December 2021, the 2018 Convertible Notes, upon their scheduled maturity dates, were extended to June 30, 2022.

The following directors and executive officers, or their respective affiliates, participated in the 2018 Convertible Notes.

Name and Position	Aggregate Purchase Price
AJC Capital (Mr. Camaisa)	$700,000
Scott Leftwich	$450,000
Paul Neuharth	$25,000

2019 Contingently Convertible Notes, at fair value

Between March 2019 and September 2019, Calidi issued $2.3 million of contingently convertible promissory notes (the “2019 Contingently Convertible Notes” or “2019 CCNPs”) to certain investors, including $50,165 to Peng Ventures, an entity affiliated with George Ng (Calidi’s director and executive officer), with original maturity dates of 28 to 31 months from the dates of issuance. The 2019 CCNPs accrue interest at 5% per annum, that is due and payable at maturity unless otherwise converted prior to maturity. Calidi may elect to prepay principal and accrued interest at any time. Upon a next equity financing of at least $8.0 million, the principal and accrued but unpaid interest will automatically convert into the type of stock issued in the next financing at a per share conversion price equal to 80% of the per share price paid by investors in the next financing. Upon a next equity financing occurring, as defined, the investors will also receive a warrant equal to 20% of principal invested at an exercise price equal to the per share price paid by the investors in the next financing. Upon the occurrence of a change of control or event of default, each investor will receive a cash payment equal to the principal and accrued but unpaid interest. In October 2019, Calidi amended the outstanding 2019 CCNPs to add a substantive conversion option that, upon a next equity financing of at least $8.0 million, the principal and accrued interest will automatically convert into the type of stock issued in the financing at the lower price of a per share conversion price equal to: (i) 80% of the per share price paid by investors in the financing; or (ii) 80% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of the amendment, or $2.40 per share (“valuation cap”). In addition, upon a next equity financing, the investors will be issued a warrant equal to 30% of the principal at an exercise price equal to the per share price paid by investors in the financing. There were no amended terms to the investors’ right to obtain the contingently issuable warrants upon conversion of the 2019 CCNPs.

2020 Contingently Convertible Notes, at fair value

In January 2020, Calidi issued a $1.0 million convertible promissory note to Won & Partners, a partnership affiliated with Dr. Lee, Calidi’s director, that matures on September 23, 2022 (the “2020 CCNPs”). Dr. Lee is a partner in a partnership agreement with Won & Partners, who holds the 2020 CCNPs issued by Calidi. The 2020 CCNPs accrue interest at 5% per annum, compounded yearly, that are due and payable at maturity unless otherwise converted prior to maturity. Calidi may not elect to prepay the principal and interest without the written consent of the lenders. Upon a next equity financing of at least $8.0 million, for the principal and accrued interest through that date, the holders, at their sole election, may exercise the conversion option into the type of stock issued in the financing at the lower price equal to: (i) 70% of the per share price paid by investors in the financing; or (ii) 70% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of issuance; or (iii) $2.00 (“valuation cap”). In addition, upon a next equity financing occurring, the investors will also receive a warrant equal to 30% of principal invested at an exercise price equal to the per share price paid by investors in the financing. Upon a change of control, the investors will have the option to receive a cash payment equal to the principal and accrued interest or convert the principal and accrued interest into shares of Calidi’s preferred stock to be issued, at a per share conversion price equal to: (i) 70% of the implied price per share of such preferred stock from such change of control; or (ii) 70% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of issuance. Upon an event of default, each investor will receive a cash payment equal to the principal and accrued interest.

Term Notes Payable, at fair value

2020 Term Notes Payable

Between March 2020 and May 2020, Calidi issued $600,000 of secured term notes (the “2020 Term Notes”) payable to investors, including $450,000 to AJC Capital. Calidi also issued AJC Capital warrants to purchase 900,000 shares of common stock at an exercise price of $1.00 per share. AJC Capital’s 2020 Term Notes receive interest at a rate equal to variable 30-day LIBOR plus 3%, subject to floor of 2%. The 2020 Term Notes mature on the earliest of the following: (i) one year from execution of the 2020 Term Notes, (ii) Calidi’s completion of certain qualified financings, (iii) the occurrence of a change of control, or (iv) the occurrence of an event of default, as defined in the note agreements.

In June 2021, upon the scheduled maturity of the outstanding 2020 Term Notes, the holders and Calidi agreed to extend the maturity dates for all remaining 2020 Term Notes to June 30, 2022, in exchange for 10% of the principal amount in shares of common stock as an extension fee, while all others terms and conditions remained substantially unchanged. As an extension fee, AJC Capital received 45,000 shares of common stock.

Loans Payable

In November 2020, Calidi entered into a Business Loan and Security Agreement with Channel Partners (the “2020 Business Loan”). The principal amount of the 2020 Business Loan is $150,000, payable in installments of $10,083 per month, until maturity date of 18 months from date of issuance at an effective annual interest rate of approximately 25.1%. The 2020 Business Loan is collateralized by Calidi’s assets and guaranteed by AJC Capital.

2020 Line of Credit

In November 2020, Calidi, as the borrower, opened a Line of Credit (“LOC”) with City National Bank (“CNB”) for a borrowing capacity of up to $1.0 million. As a condition of approving the LOC, CNB required a corresponding collateral amount to be provided by AJC Capital in the form of a certificate of deposit in the name of AJC Capital to be held at CNB so long as the LOC remains open, including any amounts borrowed and outstanding under the LOC. As consideration for the collateral provided by AJC Capital to CNB, Calidi issued 2,000,000 warrants to purchase common stock to AJC Capital at an exercise price of $1.00 per share.

2021 Secured Note

In January 2021, Calidi entered into a note agreement with Scott Leftwich, Calidi’s director, to borrow up to $500,000 (“2021 Secured Note”). In March 2021, Calidi issued the full amount of the 2021 Secured Note and concurrently issued warrants to purchase 1,000,000 shares of Calidi common stock at an exercise price of $1.00 per share. The 2021 Secured Note bears interest at a rate equal to variable 30-day LIBOR plus 3%, subject to floor of 2%, and matures on the earliest of one year from execution of the 2021 Secured Note, or Calidi’s receipt of a qualified equity financing as defined in the note agreement.

Simple Agreement for Future Equity

From March 2021 through December 31, 2021, Calidi entered into Simple Agreements for Future Equity (“2021 SAFEs”) with various investors and related parties. The 2021 SAFEs have no maturity dates and bear no interest. Upon a qualified financing, as defined in the agreements, which includes a capital raise equal to or greater than $10.0 million, the purchase amounts under the 2021 SAFEs will automatically convert into the type of stock issued in the financing at a per share conversion price equal to the greater of (i) the purchase amount of the SAFE divided by 80% of the per share price paid by investors in the financing, or (ii) the purchase amount of the SAFE divided by $3.62 per share. A qualified financing event includes a Special Purpose Acquisition Company, merger, a change of control or an initial public offering. Upon an event of dissolution and to the extent sufficient funds are available, the holders of the 2021 SAFEs, on a pari passu basis with the holders of Convertible Preferred Stock, shall be entitled to receive a cash payment equal to the purchase amount, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of common stock.

The following directors and executive officers participated in the 2021 SAFE Financing:

Name	Aggregate Purchase Price
AJC Capital	$250,000
Scott Leftwich	$250,000
James Schoeneck	$150,000
Wendy Pizarro	$100,000

Consulting and Other Arrangements

During the years ended December 31, 2021 and 2020, Calidi had accounts payable and accrued expenses for approximately $137,000 and $191,000, respectively. The amounts reflect amounts owed to AJC Capital for primarily rent expense for temporary use of a personal house for company office space in 2020. In addition, it reflects amounts owed to Peng Ventures for certain consulting expenses.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and accompanying footnotes sets forth information with respect to the beneficial ownership of (i) Edoc, as of April 30, 2022, prior to the Business Combination, and (ii) the Combined Company, immediately following the completion of the Business Combination, assuming that (a) no Class A ordinary shares are redeemed at the Closing (the “non-redemption” scenario) and, alternatively, that (b) 473,242 Class A ordinary shares are redeemed in connection with the Business Combination (the “max redemption” scenario):

•        each person known by Edoc to be the beneficial owner of more than 5% of outstanding Class A ordinary shares or Common Stock on such dates;

•        each current executive officer of Edoc and each member of Edoc’s board of directors, and all executive officers and directors of Edoc as a group;

•        each person who will become an executive officer or director of the Combined Company upon consummation of the Transactions and all of such executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within sixty (60) days.

Beneficial ownership of Class A ordinary shares pre-Business Combination is based on 3,227,242 Class A ordinary shares issued and outstanding as of April 30, 2022.

The expected beneficial ownership of shares of Common Stock of Combined Company immediately following completion of the Business Combination assumes two scenarios:

•        Assuming Minimum Redemptions:    This presentation assumes that no Public Shareholders of Edoc exercise redemption rights with respect to their Public Shares.

•        Assuming Maximum Redemptions:    This presentation assumes that 473,242 Edoc Class A ordinary shares are redeemed for aggregate redemption payments of $4.9 million, assuming a $10.27 per share Redemption Price and based on funds in the Trust Account and working capital available to Edoc outside of the Trust Account as of March 31, 2022.

On February 2, 2022, Edoc entered into certain backstop arrangements with Sea Otter Securities (“Sea Otter”), Stichting Juridisch Eigendom Mint Tower Arbitrage Fund (“Mint Tower”), Feis Equities LLC (“Feis”), Yakira Capital Management, Inc. (“Yakira Capital”), Yakira Enhanced Offshore Fund (“Yakia Fund”) and Yakira Partners LP (“Yakira LP”), MAP 136 Segregated Portfolio (“MAP 136”, and together with Yakira Capital Yakira Fund and Yakira LP, “Yakira”), and Meteora Capital Partners, LP (“Meteora” and together with Sea Otter, Mint Tower, and Feis, Yakira, the “Backstop Investors”), which provide that such investors will not redeem up to 2,220,000 shares that they hold, in the aggregate, in connection with (i) Edoc’s shareholder meeting to approve an extension of the date by which Edoc has to consummate a business combination from February 12, 2022 to August 12, 2022 (the “Extension”), and (ii) the Business Combination. Such Backstop Investors have agreed to each either hold such shares for a period of time following the consummation of the Business Combination, at which time they will each have the right to sell them to the Combined Company, at $10.42 per share, or will sell such shares on the open market during such time period at a market price of at least $10.27 per share. In consideration of such agreements by the Backstop Investors, the Sponsor also agreed to transfer to Meteora an aggregate of up to 141,212 shares of founder shares, to Sea Otter an aggregate of up to 141,212 founder shares, to Mint Tower an aggregate of up to 141,212 founder shares, to Feis an aggregate of up to 70,605 founder shares, and to Yakira an aggregate of up to 70,605 founder shares. The table below includes the transfer of such founder shares to the Backstop Investors pursuant to the terms of the Backstop Agreements assuming the Closing occurs by July 12, 2022. As holders of all of the outstanding Edoc Class B ordinary shares waived their redemption rights in connection with the Closing, only redemptions by Public Shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “minimum redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

Both scenarios assume that there will be an aggregate of 3,227,242 Class A ordinary shares issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been converted into shares of Common Stock of the Company upon completion of the Business Combination, including the Domestication.

Both scenarios assume that, at the Closing, 38,000,000 shares of Edoc Common Stock will be issued to the Calidi security holders, based on the number of shares of Calidi outstanding on an and as-converted basis as of April 30, 2022 and assuming that, on or prior to the Closing: (i) all of the outstanding Calidi Convertible Notes have been converted into shares of Calidi common stock, (ii) all of the Calidi SAFEs have been converted into shares of Calidi common stock, (iii) all of the vested Qualified Calidi Options outstanding as of April 30, 2022 have been net exercised in full for shares of Calidi common stock, (iv) all of the Calidi Warrants outstanding have been exercised in full for shares of Calidi common stock and (v) all of the outstanding shares of Calidi Founder Stock, Calidi Series A-1 Preferred Stock and Calidi Series A-2 Common Stock have been converted into Calidi common stock. This estimated number of shares includes the shares of Common Stock that will be delivered into escrow at the Closing in accordance with the terms of the Merger Agreement and assumes that the Merger Consideration is not adjusted for Calidi’s level of Net Debt as of the Closing (pursuant to the Net Debt Adjustment or the Post-Closing Adjustment).

The beneficial ownership information below also: (i) assumes conversion in full of the Sponsor Note for 90,000 units exercisable for shares of Edoc’s Ordinary Shares at the Closing but excludes the shares underlying the Public Warrants, the Private Warrants and the Sponsor Warrants; (ii) excludes the shares of Common Stock expected to be reserved for issuance or grant pursuant to the Incentive Plan and the ESPP; (iii) includes approximately 8.0 million shares of Common Stock (determined after applying the Conversion Ratio) underlying Assumed Options (exercisable or that may become exercisable within 60 days) issued at the Closing to holders of vested Non-Qualified Stock Options of Calidi immediately prior to the Effective Time, in each case subject to the terms of the Merger Agreement. Based on the foregoing assumptions, we estimate that there would be 47,075,142 shares (or 55,099,657 shares, including the vested Non-Qualified Stock Options) of Common Stock of Combined Company outstanding immediately following the consummation of the business combination in the “no redemption” scenario, and 46,601,900 shares (or 54,626,415 shares, including the vested Non-Qualified Stock Options) of Common Stock of Combined Company issued immediately following the consummation of the business combination in the “maximum redemption” scenario. If the number of outstanding Calidi Options at the Closing remains the same as the number currently outstanding, the Combined Company would assume approximately 5.4 million (determined after applying the Conversion Ratio) unvested Calidi Stock Options and 8.0 million (determined after applying the Conversion Ratio) vested Non-Qualified Stock Options at the Closing. The 5.4 million shares of Common Stock issuable upon exercise of these options are not reflected in the beneficial ownership table while the 8.0 million shares of Common Stock issuable upon exercise of these options are reflected in the beneficial ownership table. If the actual facts are different from the foregoing assumptions, ownership figures in the Combined Company and the columns under “Assuming No Redemption” and “Assuming Maximum Redemption” in the table that follows will be different.

In addition, the expected beneficial ownership of shares of our Common Stock of Combined Company immediately after the Business Combination, excludes any Common Stock underlying any convertible preferred stock issued or owned by PIPE Investor in connection with the PIPE, subsequent to Closing of the Business Combination as a result of the beneficial ownership limitation of 4.99% in the PIPE Agreements (provided, that at the PIPE Investor’s discretion, such beneficial ownership limitation may be adjusted to a beneficial ownership limitation of 9.99% upon sixty-one (61) days prior written notice. Edoc has not received notice to increase such beneficial ownership limitation from the PIPE Investor as of the date hereof.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities.

Except as indicated in the footnotes to the table, each of the security holders listed below has sole voting and investment power with respect to Class A ordinary shares or Common Stock owned by such shareholders.

Name and Address of Beneficial Owner(1)	Pre-Business Combination(4)				Post-Business Combination
					Assuming No Redemptions(15)		Assuming Maximum Redemptions(16)
	Number of Edoc Ordinary Shares(2)	% of Edoc Class A Ordinary Shares	% of Edoc Class B Ordinary Shares	% of Edoc Ordinary Shares	Number of Shares of Combined Company Common Stock	%	Number of Shares of Combined Company Common Stock	%
Directors and Executive Officers Pre-Business Combination
All Edoc directors and executive officers as a group (five individuals)(2)	—	—	—	—	—		—
5% Holders Pre-Business Combination
American Physicians LLC(3)	2,099,153	65.0%	93.30%	38.33%	2,140,553	3.88%	2,140,553	3.92%
Sea Otter Securities(4)	691,212	21.42%	30.72%	12.62%	691,212	1.25%	691,212	1.27%
Stichting Juridisch Eigendom Mint Tower Arbitrage Fund(5)	691,212	21.42%	30.72%	12.62%	691,212	1.25%	691,212	1.27%
Feis Equities LLC(6)	345,606	10.71%	15.36%	6.31%	345,606	* %	345,606	* %
Yakira Capital Management, Inc.(7)	345,606	10.71%	15.36%	6.31%	345,606	* %	345,606	* %
Meteora Capital Partners, LP(8)	691,212	21.42%	30.72%	12.62%	691,212	1.25%	691,212	1.27%

Directors and Executive Officers Post-Business Combination
Allan Camaisa(10)(11)	—	—	—	—	19,284,404	35.0%	19,284,404	35.3%
Tony Kalajian(10)(12)	—	—	—	—	367,221	* %	367,221	* %
Boris Minev(10)	—	—	—	—	875,247	1.6%	875,247	1.6%
Stephen Thesing(10)	—	—	—	—	730,645	1.3%	730,645	1.3%
George Ng(10)(13)	—	—	—	—	562,770	1.0%	562,770	1.0%
Wendy Pizarro(10)	—	—	—	—	94,774	* %	94,774	* %
Antonio Santidrian(10)	—	—	—	—	485,695	* %	485,695	* %
Thomas Herrmann(10)	—	—	—	—	57,595	* %	57,595	* %
Barbara Haertl(10)	—	—	—	—	47,301	* %	47,301	* %
Heehyoung Lee((10)(14)	—	—	—	—	413,146	* %	413,146	* %
Scott Leftwich(10)	—	—	—	—	4,399,236	8.0%	4,399,236	8.1%
James Schoeneck(10)	—	—	—	—	348,901	* %	348,901	* %
Alfonso Zulueta					14,833	* %	14,833	* %
Yan Michael Li
All directors and executive officers of Combined Company on Post-Business Combination as a group (thirteen individuals)					27,681,768	50.2%	27,681,768	50.7%
5% Holders Post-Business Combination
AJC Capital(10)(11)	—	—	—	—	8,855,307	16.1%	8,855,307	16.2%
Jamir Trust(10)(11)	—	—	—	—	10,429,097	18.9%	10,429,097	19.1%
Scott Leftwich(10)	—	—	—	—	4,399,236	8.0%	4,399,236	8.1%

____________

*        Less than 1.0%.

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is c/o Edoc Acquisition Corp., 7612 Main Street Fishers, Suite 200, Victor, NY 14564.

(2)      Certain individual officers and directors of Edoc hold interests in the Sponsor and each disclaims any beneficial interest other than to the extent of his or her pecuniary interest.

(3)      Reflects the potential transfer by the Sponsor to the Backstop Investors of up to an aggregate of 225,940 Additional Backstop Founder Shares pursuant to the Backstop Agreements if the Closing has not occurred prior to May 12, June 12 and July 12, 2022, respectively (collectively, the “Contingent Backstop Transfers”). The pre-Business Combination ownership does not include Class A shares underlying rights included in Private Units held by the Sponsor.

(4)      Based on information provided to Edoc by such holder. Includes 56,485 Founder Shares representing the maximum Additional Backstop Transferred Founder Shares which holder may receive if all of the Contingent Backstop Transfers occur.

(5)      Based on information provided to Edoc by such holder. Includes 56,485 Founder Shares representing the maximum Additional Backstop Transferred Founder Shares which holder may receive if all of the Contingent Backstop Transfers occur.

(6)      Based on information provided to Edoc by such holder. Includes 28,242 Founder Shares representing the maximum Additional Backstop Transferred Founder Shares which holder may receive if all of the Contingent Backstop Transfers occur.

(7)      Based on information provided to Edoc by such holder. Includes funds held by Yakira Enhanced Offshore Fund and Yakira Partners LP and MAP 136 Segregated Portfolio. Includes 28,242 Founder Shares representing the maximum Additional Backstop Transferred Founder Shares which holder may receive if all of the Contingent Backstop Transfers occur.

(8)      Based on information provided to Edoc by such holder. Includes 56,485 Founder Shares representing the maximum Additional Backstop Transferred Founder Shares which holder may receive if all of the Contingent Backstop Transfers occur.

(9)      The pre-Business Combination percentage of beneficial ownership in the table above is calculated based on 5,477,242ordinary shares, consisting of (i) 3,227,242 Class A ordinary shares and (ii) 2,250,000 Class B ordinary shares, issued and outstanding as of the record date.

(10)    Unless otherwise noted, the business address of each of the following entities or individuals is c/o Calidi Biotherapeutics, Inc., 11011 North Torrey Pines Road, Suite 200 La Jolla, CA 92037, USA.

(11)    Interest shown include Common Stock directly held by (i) AJC Capital, LLC, of which Allan Camaisa is the sole managing member and owner, and (ii) Jamir Trust, of which Allan Camaisa is the sole trustee. As such, Mr. Camaisa may be deemed to have beneficial ownership of the common stock held by AJC Capital and Jamir Trust.

(12)    Interests shown excludes the Common Stock issuable upon the exercise of certain unvested options contemplated to become accelerated upon Closing of the Business Combination.

(13)    Interests shown include (i) Common Stock directly held by George Ng, and (ii) Common Stock directly held by Peng Ventures, LLC, an entity in which Mr. Ng is a partner. As such, Mr. Ng may be deemed to have shared voting, investment and dispositive power with respect to the shares held by Peng Ventures, LLC. Mr. Ng disclaims beneficial ownership of these shares except to the extent of his pecuniary interest, if any, therein.

(14)    Interests shown include (i) Common Stock directly held by Heehyoung Lee, and (ii) Common Stock directly held by Won & Partners, an entity in which Ms. Lee is a partner. As such, Ms. Lee may be deemed to have shared voting, investment and dispositive power with respect to the shares held by Won & Partners. Ms. Lee disclaims beneficial ownership of these shares except to the extent of her pecuniary interest, if any, therein.

(15)    In the “No Redemption” scenario, the post-Business Combination percentage of beneficial ownership is calculated based on 47,075,142 shares (or 55,099,657 shares, including shares of Common Stock underlying the vested Non-Qualified Stock Options) of Common Stock outstanding immediately after the consummation of the Transactions. The number of shares of Common Stock assumes that no public shareholders properly elect to redeem their shares for cash.

(16)    In the “Maximum Redemption” scenario, the post-Business Combination percentage of beneficial ownership is calculated based on 46,601,900 shares (or 54,626,415 shares, including shares of Common Stock underlying the vested Non-Qualified Stock Options) of Common Stock outstanding immediately after the consummation of the Transactions. The number of shares of Common Stock assumes that 473,242 Public Shares are redeemed for cash.

DESCRIPTION OF SECURITIES

Description of Edoc Securities Prior to the Domestication and the Business Combination

General

Edoc is currently authorized to issue 555,000,000 shares of capital stock, including 500,000,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value. As of the date of this proxy statement/prospectus, 3,227,242 Class A Ordinary Shares and 2,250,000 Class B ordinary Shares are issued and outstanding. No preference shares are issued or outstanding.

Edoc’s Class A Ordinary Shares, rights and public warrants are each traded on Nasdaq under the symbols “ADOC,” “ADOCR,” and “ADOCW,” respectively. Edoc’s units commenced public trading on Nasdaq on November 10, 2020 and ceased public trading on December 9, 2020. Edoc’s public shares, rights and public warrants commenced separate public trading on December 10, 2020.

Ordinary Shares

Edoc shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A Ordinary Shares and holders of Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law. Approval of certain actions will require a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds of the ordinary shares that are voted where a class is differently affected or otherwise as a single class, and pursuant to Edoc’s Current Charter; such actions include amending Edoc’s Current Charter, and approving a statutory merger or consolidation with another company. Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Edoc will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of its initial business combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any, divided by the number of the then-outstanding public shares, subject to the limitations described herein. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. The redemption rights will include the requirement that a beneficial owner must identify itself in order to valid redeem its shares. Our initial shareholders and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares held by them] in connection with (i) the completion of our initial business combination and (ii) a shareholder vote to approve an amendment to our second amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by August 12, 2022 or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter) or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our second amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to Excess Shares, without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Our shareholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete our initial business combination, and such shareholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And, as a result, such shareholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares would be required to sell their shares in open market transactions, potentially at a loss.

In the event of a liquidation, dissolution or winding up of the company after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our public shareholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any, divided by the number of the then-outstanding public shares, upon the completion of our initial business combination, subject to the limitations described herein.

Contractual Arrangements with respect to the Certain Warrants

Edoc has agreed that so long as the Private Warrants are still held by the initial purchasers or their affiliates, Edoc will not redeem such warrants and Edoc will allow the holders to exercise such warrants on a cashless basis (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective). However, once any of the foregoing warrants are transferred from the initial purchasers or their affiliates, these arrangements will no longer apply. Furthermore, because the Private Warrants were issued in a private transaction, the holders and their transferees are allowed to exercise the Private Warrants for cash even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective and receive unregistered ordinary shares.

Dividends

Edoc has not paid any cash dividends on its ordinary shares to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon its revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of Edoc’s then board of directors. It is the present intention of the Edoc Board to retain all earnings, if any, for use in its business operations and, accordingly, the Edoc Board does not anticipate declaring any dividends in the foreseeable future.

Transfer Agent and Warrant Agent

The transfer agent for Edoc’s ordinary shares and warrant agent for Edoc’s warrants is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004.

Listing of Edoc’s Securities

Edoc’s Class A Ordinary Shares, rights and warrants are traded on the Nasdaq under the symbols “ADOC”, “ADOCR”, and “ADOCW”, respectively. There can be no assurance that Edoc securities will continue to be listed on the Nasdaq following the Business Combination as the Company might not meet certain continued listing standards.

COMPARISON OF THE RIGHTS OF HOLDERS OF ORDINARY SHARES AND COMMON STOCK

Certain Differences in Corporate Law

Companies incorporated in the Cayman Islands are governed by the Cayman Islands Companies Act. The Cayman Islands Companies Act differs from laws applicable to U.S. corporations and their shareholders. A description of the differences between the laws of the Cayman Islands and Delaware law are set forth in the section titled “Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication.”

Memorandum and Articles of Association

Edoc’s Current Charter contains provisions designed to provide certain rights and protections to its shareholders prior to the completion of a Business Combination. The following are the material rights and protections contained in the Current Charter:

•        the right of Public Shareholders to exercise redemption rights and redeem or have repurchased their shares in lieu of participating in a proposed business combination;

•        a prohibition against completing a business combination unless Edoc has net tangible assets of at least $5,000,001 upon completion of such business combination;

•        a requirement that directors may call general meetings on their own accord;

•        a prohibition, prior to a business combination, against Edoc issuing (i) any Ordinary Shares or (ii) any other securities which participate in or are otherwise entitled in any manner to any of the proceeds in the Trust Account or which vote as a class with the Public Shares on a business combination;

•        a requirement that Edoc management take all actions necessary to liquidate the Trust Account in the event Edoc does not complete a business combination by August 12, 2022; (or a later date, if the deadline for Edoc to complete its initial business combination is extended by an amendment to the Current Charter); and

•        a limitation on shareholders’ rights to receive a portion of the Trust Account.

Cayman Islands law permits a company incorporated in the Cayman Islands to amend its memorandum and articles of association with the approval of a special resolution, being the approval of the holders of a majority of at least two-thirds of the Ordinary Shares as of the applicable record date that are present and vote at a general meeting. A company’s memorandum and articles of association may specify that the approval of a higher majority is required but, provided the approval of the required majority is obtained, any Cayman Islands company may amend its memorandum and articles of association regardless of whether its memorandum and articles of association provides otherwise. Accordingly, although Edoc could amend any of the provisions relating to its structure and business plan which are contained in its Current Charter, Edoc views all of these provisions as binding obligations to its shareholders and neither Edoc, nor its officers or directors, will take any action to amend or waive any of these provisions prior to the completion of an initial business combination.

Capital Stock of the Combined Company after the Business Combination

The following summary sets forth the material terms of Combined Company’s securities following the completion of the Business Combination. The following summary of the material terms of Combined Company’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. You are encouraged to read the applicable provisions of DGCL, the Proposed Charter and Bylaws in their entirety for a complete description of the rights and preferences of Combined Company’ securities following the Business Combination.

Authorized and Outstanding Stock

The Proposed Charter authorizes the issuance of [__________] shares, of which [__________] shares will be shares of Common Stock, par value $0.0001 per share, and 20,000 shares will be shares of preferred stock, par value $0.0001 per share.

After giving effect to the Business Combination and based on the number of ordinary shares and warrants issued and outstanding as of the Record Date, the Combined Company will have issued and outstanding approximately [__________] shares of Common Stock (assuming no redemptions) and [__________] Warrants.

Common Stock

Voting.    Holders Common Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval. Directors will be elected by a plurality of the votes present in person or represented by proxy and entitled to vote.

Dividends.    The holders of Common Stock are entitled to receive dividends, as and if declared by the Company Board out of legally available funds.

Liquidation Rights.    Upon the liquidation or dissolution of the Combined Company, the holders of common stock are entitled to share ratably in those of the Company’s assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Pre-Emptive or other Subscription Rights:    Holders of Common Stock will not have any pre-emptive or other subscription rights.

Preferred Stock

The Combined Company is authorized to issue up to 20,000 shares will be shares of preferred stock, par value $0.0001 per share. The Company Board will be authorized, subject to limitations prescribed by DGCL and the Proposed Charter, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers (including the voting power), designations, preferences and rights of the shares. The Company Board also will be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Combined Company and may adversely affect the voting and other rights of the holders of Common Stock, which could have a negative impact on the market price of the Common Stock. The Combined Company has no current plan to issue any shares of preferred stock.

Warrants

Upon completion of the Business Combination, all of the warrants to purchase Edoc Ordinary Shares will pursuant to their terms be automatically adjusted to represent the right to purchase an equal number of shares of the Common Stock on the same terms and conditions as the original warrants. See the section titled “Description of Securities — Description of Edoc Securities Prior to the Domestication and the Business Combination — “Redeemable Warrants” and “Description of Securities — Description of Edoc Securities

Prior to the Domestication and the Business Combination — Contractual Arrangements with respect to the Certain Warrants” for terms and conditions of the warrants.

Exclusive Forum

The Proposed Charter provides that, to the fullest extent permitted by law, and unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Combined Company to the Combined Company or the Combined Company’ stockholders, (iii) any action asserting a claim against the Combined Company, its directors, officers or employees arising pursuant to any provision of the DGCL or the Proposed Charter or the Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. In addition, if an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel.

The Proposed Charter provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company’s capital stock shall be deemed to have notice of and consented to the foregoing choice of forum provision.

The Proposed Charter provides further that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The clauses described above will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Anti-Takeover Effects of Provisions of the Proposed Charter and Bylaws

The provisions of the Proposed Charter and Bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Common Stock.

The Proposed Charter and Bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company Board and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Combined Company unless such takeover or change in control is approved by the Company Board.

These provisions include:

Action by Written Consent; Meetings of Stockholders.    The Proposed Charter provides that stockholder action can be taken only at an annual meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Proposed Charter and Bylaws also provide that, subject to any special rights of the holders of any series of preferred stock and except as otherwise required by applicable law, meetings of the stockholders can only be called by the Chairman of the Company Board, the Combined Company’s Chief Executive Officer or by the majority of the Company Board. Except as described above, stockholders are not permitted to call a special meeting or to require the Company Board to call a special meeting.

Advance Notice Procedures.    The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, and for stockholder nominations of persons for election to the Company Board to be brought before an annual or Meeting of stockholders. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Company Board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the Combined Company’ Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business or nomination before the meeting. Although the Bylaws will not give the Company Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, as applicable, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Combined Company.

Authorized but Unissued Shares.    The Combined Company’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to rules of the securities exchange on which the Common Stock is listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, in connection with the redemption or exchange of the Combined Company’ Warrants and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of Combined Company’ common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations.    The Combined Company is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the following prescribed manner:

•        prior to the time of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•        upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•        on or subsequent to the time of the transaction, the business combination is approved by the board and authorized at an annual meeting stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, for purposes of Section 203, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting securities.

Such provisions may encourage companies interested in acquiring Combined Company to negotiate in advance with the Company Board because the stockholder approval requirement would be avoided if the Company Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, such provisions also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations on Liability and Indemnification of Officers and Directors

The Bylaws will limit the liability of the Combined Company’s directors and officers to the fullest extent permitted by the DGCL and provides that the Combined Company will provide them with customary indemnification and advancement and prepayment of expenses. The Combined Company expects to enter into customary indemnification agreements with each of its executive officers and directors that provide them, in general, with customary indemnification in connection with their service to Combined Company or on its behalf.

Transfer Agent and Registrar

The transfer agent will be Continental Stock Transfer & Trust Company.

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004

Registration Rights Agreements

On November 9, 2020, Edoc entered into a registration rights agreement (the “Founder Registration Rights Agreement”) with the Sponsor and I-Bankers, the holders of Edoc’s insider shares and Representative Shares, as well as the holders of the Private Warrants (and underlying securities) and any securities issued to its initial shareholders, officers, directors or their affiliates in payment of working capital loans made to Edoc are entitled to registration rights. The holders of a majority of these securities are entitled to make up to three demands that Edoc registers such securities. The holders of a majority of the Representative Shares, the Private Warrants (and underlying securities) and securities issued in payment of working capital loans (or underlying securities) can elect to exercise these registration rights at any time after Edoc consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to Edoc’s consummation of a business combination. Edoc will bear the expenses incurred in connection with the filing of any such registration statements. I-Bankers and/or its designees may only make a demand registration (i) on one occasion and (ii) during the five year period beginning on November 9, 2020, the effective date of the registration statement for Edoc’s initial public offering. The holders of a majority of the founders’ units or units issued to the Sponsor, officers, directors or their affiliates in payment of working capital loans made to us (in each case, including the underlying securities) can elect to exercise these registration rights at any time after Edoc consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. Notwithstanding anything herein to the contrary, I-Bankers and/or its designees may participate in a “piggy-back” registration only during the seven year period beginning on November 9, 2020, the effective date of the registration statement for Edoc’s IPO. Edoc will bear the expenses incurred in connection with the filing of any such registration statements. The terms of the registration statement have been amended so that the rights thereunder are pro rata to those granted to the PIPE Investors and the securityholders of Calidi in connection with the Business Combination, described below.

In connection with the Business Combination, other parties are being granted registration rights with respect to Edoc Common Stock pursuant to the Registration Rights Agreement to be entered prior to the Closing as further described in the following sections of this proxy statement/prospectus: “Proposal 2: The Business Combination Proposal — Related Agreements — PIPE Investment” and Proposal 2: The Business Combination Proposal — Related Agreements — Common Stock Investment.”

Listing of Common Stock and Warrants

Edoc intends to apply for the listing of Combined Company’s Common Stock and warrants on Nasdaq following the completion of the Business Combination under the symbols “[        ]” and “[_____],” respectively.

Dividends

Edoc has not paid any cash dividends on Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of a business combination. Following the Business Combination, the payment of cash dividends will be dependent upon the Combined Company’s revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of the Company Board.

APPRAISAL AND DISSENTERS’ RIGHTS

Edoc Shareholder Appraisal Rights

Public Shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Calidi Stockholder Dissenter’s Rights

Calidi stockholders have a statutory right to dissent from the Business Combination and demand payment of the fair value of their respective shares of Calidi common stock or preferred stock as determined in a judicial appraisal proceeding in accordance with Section 92A.300 through Section 92A.500 inclusive of the Nevada Revised Statures or NRS, or the “Dissenter’s Rights Provisions,” plus interest, if any, from the effective date of the Business Combination. This value may be more or less than the Merger Consideration. In order to qualify for these rights, Calidi stockholders must make a written demand for dissent within thirty (30) days after the date of mailing of the Notice of Merger and Dissenter’s Rights and a Letter of Transmittal and otherwise comply with the procedures for exercising dissenter’s rights set forth in the NRS. A copy of the Dissenter’s Rights Provisions is attached as Annex G hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right to dissent are encouraged to seek advice from legal counsel.

HOUSEHOLDING INFORMATION

Unless Edoc has received contrary instructions, Edoc may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if Edoc believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce Edoc’s expenses. However, if shareholders prefer to receive multiple sets of Edoc’s disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of Edoc’s disclosure documents, the stockholders should follow these instructions:

If the Class A ordinary shares are registered in the name of the shareholder, the shareholder should contact Edoc’s offices at Edoc Acquisition Corp., 7612 Main Street Fishers, Suite 200 Victor, NY 14564. If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for Edoc’s Securities is the Continental Stock Transfer & Trust Company.

SUBMISSION OF PROPOSALS

The Combined Company’s Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Combined Company’s Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the Combined Company’s board of directors, (ii) otherwise properly brought before such meeting by or at the direction of the Combined Company’s board of directors or the chairperson of the board, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Combined Company’s both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the Combined Company’s Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for the Combined Company’s annual meeting of stockholders, the Combined Company’s Secretary must receive the written notice at the Combined Company’s principal executive offices not earlier than the 90th day, and not later than the 120th day, before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or the Combined Company’s holds its annual meeting of stockholders more than more than 30 days before or more than 60 days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

Nominations and proposals also must satisfy other requirements set forth in the bylaws. The chairperson of the Combined Company’s board of directors may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

Under Rule 14a-8 of the Exchange Act, a shareholder proposal to be included in the proxy statement and proxy card for the annual general meeting pursuant to Rule 14a-8 must be received at the Combined Company’s principal office a reasonable time before the Combined Company’s begins to print and send out its proxy materials for such annual meeting (and the Combined Company’s will publicly disclose such date when it is known).

Stockholder Director Nominees

The Combined Company’s Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of the Combined Company’s Proposed Certificate of Incorporation. To nominate a director, the stockholder must provide the information required by the Combined Company’s Bylaws. In addition, the stockholder must give timely notice to the Combined Company’s’ secretary in accordance with the Combined Company’s Bylaws, which, in general, require that the notice be received by the Combined Company’s secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.

WHERE YOU CAN FIND MORE INFORMATION

Edoc files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Edoc at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

As of the date of this proxy statement/prospectus, Edoc has filed a registration statement on Form S-4 to register with the SEC securities that Edoc will issue in connection with the transactions contemplated by the Business Combination Agreement. This proxy statement/prospectus solicitation statement/prospectus is a part of that registration statement and constitutes a prospectus of Edoc, as well as a proxy statement of Edoc for the Meeting.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to Edoc has been supplied by Edoc, and all such information relating to Calidi has been supplied by Calidi. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact the Chief Executive Officer of Edoc in writing (at least five (5) business days prior to the Meeting):

Kevin Chen,
Chief Executive Officer
7612 Main Street Fishers
Suite 200
Victor, NY 14564

ENFORCEABILITY OF CIVIL LIABILITY

Edoc Acquisition Corp. is a Cayman Islands exempted company. If Edoc does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon Edoc. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Edoc in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Edoc may be served with process in the United States with respect to actions against Edoc arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Edoc’s securities by serving Edoc’s U.S. agent irrevocably appointed for that purpose.

LEGAL MATTERS

Ellenoff Grossman & Schole LLP, New York, New York, has passed upon the validity of the securities offered in this proxy statement/prospectus.

EXPERTS

The financial statements of Edoc and its subsidiaries as of and for the years ended December 31, 2021 and 2020 included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein (which contains an explanatory paragraph relating to substantial doubt about the ability of Edoc Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements), and are included in reliance upon the December 31, 2021 report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheets of Calidi Biotherapeutics, Inc. as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive loss, shareholders’ deficit, and cash flows for the years then ended, have been audited by Mayer Hoffman McCann P.C., an independent registered public accounting firm, as stated in their report appearing herein (which report includes an explanatory paragraph describing conditions that raise substantial doubt about Calidi Biotherapeutics, Inc.’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements). Such financial statements have been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

EDOC ACQUISITION CORP.

CALIDI BIOTHERAPEUTICS, INC.

EDOC ACQUISITION CORP.
CONDENSED BALANCE SHEETS

	March 31, 2022	December 31, 2021
	(unaudited)	(audited)
Assets:
Current assets:
Cash	$96,222	$223,398
Prepaid expenses	121,481	36,091
Total current assets	217,703	259,489
Cash and marketable securities held in Trust Account	27,466,834	92,459,548
Total Assets	$27,684,537	$92,719,037

Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Deficit:
Current liabilities:
Accounts payable and accrued expenses	$1,825,854	$1,030,039
Convertible promissory note – related party, at fair value	1,421,859	975,324
Total current liabilities	3,247,713	2,005,363
Warrant liability	61,961	203,838
Total Liabilities	$3,309,674	$2,209,201

Commitments and Contingencies (Note 6)
Class A ordinary shares subject to possible redemption, $0.0001 par value; 2,673,242 and 9,000,000 shares at $10.27 redemption value, respectively, as of March 31, 2022 and December 31, 2021	27,466,834	92,459,548

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 554,000 issued and outstanding at March 31, 2022 and December 31, 2021 (excluding 2,673,242 and 9,000,000 shares subject to possible redemption as of March 31, 2022 and December 31, 2021, respectively)	55	55
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 2,250,000 shares issued and outstanding as of March 31, 2022 and December 31, 2021	225	225
Additional paid-in capital	3,422,206	—
Accumulated deficit	(6,514,457)	(1,949,992)
Total Shareholders’ Deficit	(3,091,971)	(1,949,712)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$27,684,537	$92,719,037

See accompanying notes to interim condensed financial statements.

EDOC ACQUISITION CORP.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended March 31,
	2022	2021
Formation and operating costs	$1,257,601	$121,624
Loss from operations	(1,257,601)	(121,624)
Other income (expense):
Interest earned on marketable securities held in Trust Account	4,144	11,869
Interest expense	(13,975)	—
Fair value of shares transferred to backstop investors	(3,426,350)	—
Change in fair value of convertible promissory note	(12,560)	—
Change in fair value of warrants	141,877	736,389
Total other income, net	(3,306,864)	748,258
Net Income (Loss)	$(4,564,465)	$626,634
Weighted average shares outstanding, redeemable Class A ordinary shares	5,414,837	9,000,000
Basic and diluted net income (loss) per share, redeemable Class A ordinary shares	$(0.56)	$0.05
Weighted average shares outstanding, non-redeemable Class A and Class B ordinary shares	2,804,000	2,804,000
Basic and diluted net income (loss) per share, non-redeemable Class A and Class B ordinary shares	$(0.56)	$0.05

See accompanying notes to financial statements.

EDOC ACQUISITION CORP.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2022

	Ordinary shares				Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2021	554,000	$55	2,250,000	$225	$—	$(1,949,992)	$(1,949,712)
Fair value of shares transferred to backstop investors					3,426,350		3,426,350
Accretion for ordinary shares to redemption amount					(4,144)		(4,144)
Net loss	—	—	—	—	—	(4,564,465)	(4,564,465)
Balance – March 31, 2022	554,000	$55	2,250,000	$225	$3,422,206	$(6,514,457)	$(3,091,971)

THREE MONTHS ENDED MARCH 31, 2021

	Ordinary shares				Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ (Deficit) Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2020	554,000	$55	2,250,000	$225	$444,734	$(565,298)	(120,284)
Net income	—	—	—	—	—	626,634	626,634
Balance – March 31, 2021	554,000	$55	2,250,000	$225	$444,734	$61,336	$506,350

See accompanying notes to interim condensed financial statements.

EDOC ACQUISITION CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021
Cash Flows from Operating Activities:
Net income (loss)	$(4,564,465)	$626,634
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on cash and Treasury securities held in Trust Account	(4,144)	(11,869)
Accrued interest on promissory note	13,975	—
Change in fair value of convertible promissory note	12,560	—
Change in fair value of warrant liability	(141,877)	(736,389)
Fair value of shares transferred to backstop investors	3,426,350	—
Changes in operating assets and liabilities:
Prepaid expenses	(85,390)	(214,333)
Accounts payable and accrued expenses	795,815	80,000
Due to related party	—	(17,000)
Net cash used in operating activities	(547,176)	(272,957)
Cash Flows from an Investing Activity:
Disbursement of cash from Trust	64,996,858	—
Net cash provided by an investing activity	64,996,858	—
Cash Flows from Financing Activities:
Redemption of Class A ordinary shares	(64,996,858)	—
Proceeds from Promissory Note – Related Party	420,000	—
Net cash used in financing activities	(64,576,858)	—
Net Change in Cash	(127,176)	(272,957)
Cash, beginning of the period	223,398	1,000,730
Cash, end of period	$96,222	$727,773
Non-Cash Financing Activity:
Accretion for ordinary shares to redemption amount	$4,144	$929.548

See accompanying notes to interim condensed financial statements.

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 1 — Description of Organization, Business Operations and Going Concern

EDOC Acquisition Corp. (“Edoc” or the “Company”) was incorporated in the Cayman Islands on August 20, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). While the Company may pursue an acquisition opportunity in any industry or geographic region, the Company intends to focus on businesses primarily operating in the health care and health care provider space in North America and Asia-Pacific.

As of March 31, 2022, the Company had not yet commenced any operations. All activity through March 31, 2022, relates to the Company’s organizational activities, those necessary to prepare for the Initial Public Offering and identifying a target company for the Business Combination. The Company will not generate any operating revenues until after the completion of its initial business combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

The Company’s sponsor is American Physicians LLC (the “Sponsor”).

Financing

The registration statement for the Company’s initial public offering was declared effective on November 9, 2020 (the “Effective Date”). On November 12, 2020, the Company consummated the initial public offering of 9,000,000 units (each, a “Unit” and collectively, the “Units”) at $10.00 per Unit (the “Initial Public Offering” or “IPO”), which is discussed in Note 3.

Simultaneously with the closing of the IPO, the Company consummated the sale of 479,000 private placement units (“Private Unit)” and collectively, the “Private Units”), at a price of $10.00 per unit. Of the 479,000 private placement units, 65,000 units, or the “representative units” were purchased by I-Banker (and/or its designees). In addition, the Company’s sponsor agreed, pursuant to a letter agreement to purchase up to 3,750,000 of the Company’s rights in the open market at a market price not to exceed $0.20 per right. I-Bankers also agreed to purchase up to 1,250,000 of the Company’s rights in the open market at a market price not to exceed $0.20 per right, which is discussed in Note 5.

Transaction costs of the IPO amounted to $3,246,381, consisting of $1,575,000 of cash underwriting fees, the fair value of the representative’s warrants of $424,270, the fair value of representative’s shares $653,250 and $593,861 of other cash offering costs.

Trust Account

Following the closing of the IPO on November 12, 2020, $91,530,000 ($10.17 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a trust account (“Trust Account”). On November 10, 2021, $900,000 ($0.10 per share) was added to the Trust Account for the first extension of the Company. The funds in the Trust Account are invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination, (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated certificate of incorporation, and (iii) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination by August 12, 2022 (the “Combination Period”), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholder.

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 1 — Description of Organization, Business Operations and Going Concern (cont.)

On February 9, 2022, the Company held an extraordinary general meeting pursuant to which the Company’s shareholders approved extending the date by which the Company had to complete a business combination from February 12, 2022 to August 12, 2022. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 6,326,758 Ordinary Shares. As a result, an aggregate of $64,996,857.71 (or approximately ($10.27 per share) was released from the Trust Account to pay such shareholders.

Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). Upon the closing of the Proposed Public Offering, an amount equal to at least $10.00 per Unit sold in the Proposed Public Offering, including the proceeds from the sale of the Private Placement Warrants to the Sponsor, was placed in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government securities,” within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company will provide holders of the Company’s outstanding shares of Class A ordinary shares, par value $0.0001 per share, sold in the IPO (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares (as defined below) upon the completion of the initial business combination either (i) in connection with a shareholder meeting called to approve the initial business combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial business combination or conduct a tender offer will be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.17 per share, subsequently plus $0.10 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).

The ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company will have until August 12, 2022 to consummate a Business Combination (the “Combination Period”). However, if the Company is unable to complete a Business Combination within the Combination Period, the Company will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the trust account, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the Company to pay its franchise and income taxes, divided by the number of then outstanding public shares, subject to applicable law and as further described in registration statement, and then seek to dissolve and liquidate.

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 1 — Description of Organization, Business Operations and Going Concern (cont.)

The Sponsor, officers and directors and Representative (defined in Note 6) have agreed to (i) waive their redemption rights with respect to their founder shares, private shares, and public shares in connection with the completion of the initial business combination, (ii) waive their redemption rights with respect to their founder shares, private shares, and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, and (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares and private shares if the Company fails to complete the initial business combination within the Combination Period.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.27 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.27 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether its Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Company’s Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that its Sponsor would be able to satisfy those obligations.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and Russia-Ukraine war on the industry and has concluded that while it is reasonably possible that the virus and the war could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these interim condensed financial statements. The interim condensed financial statements do not include any adjustments that might results from the outcome of this uncertainty.

Going Concern

As of March 31, 2022, the Company had $96,222 in the operating bank account and working capital deficit of $3,030,010.

On November 10, 2021, the Company issued an interest-bearing convertible promissory to the Sponsor in the amount of $900,000. As of March 31, 2022, the fair market value of the note outstanding, including accrued interest, was $976,168. On February 13, 2022, the Company issued a non-interest-bearing convertible promissory note in the principal amount of up to $750,000 to the Sponsor. As of March 31, 2022, $420,000 was drawn on the note and the fair market value of the note outstanding was $445,691.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination. The Company will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s Sponsor, officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses.

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 1 — Description of Organization, Business Operations and Going Concern (cont.)

These conditions raise substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate. These interim condensed financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 as filed with the SEC on March 4, 2022, which contains the audited financial statements and notes thereto.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 2 — Summary of Significant Accounting Policies (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000. As of March 31, 2022 and December 31, 2021, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Use of Estimates

The preparation of interim condensed financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities during the reporting period and the reported amounts of expenses during the reporting period. One of the more significant accounting estimates included in these interim condensed financial statements is the determination of the fair value of the warrant liabilities as well as the fair value of the convertible note. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of March 31, 2022 and December 31, 2021.

Investment Held in Trust Account

At March 31, 2022 and December 31, 2021, the Trust Account had $27,466,834 and $92,459,548 held in marketable securities, respectively. During the period January 1, 2022 to March 31, 2022, the Company did not withdraw any of interest income from the Trust Account to pay its tax obligations. On February 9, 2022, the Company held an extraordinary general meeting pursuant to which the Company’s shareholders approved extending the date by which the Company had to complete a business combination from February 12, 2022 to August 12, 2022. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 6,326,758 Ordinary Shares. As a result, an aggregate of $64,996,857.71 (or approximately ($10.27 per share) was released from the Trust Account to pay such shareholders.

Fair Value Measurements

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

Convertible Promissory Note

The Company accounts for its convertible promissory note under ASC 815, Derivatives and Hedging (“ASC 815”). Under 815-15-25, the election can be at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825. The Company has made such election for its convertible promissory note. Using fair value option, the convertible promissory note is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the note are recognized as non-cash change in the fair value of the convertible promissory note in the statements of operations. The fair value of the conversion feature of the note was valued utilizing the Monte Carlo model.

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 2 — Summary of Significant Accounting Policies (cont.)

Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for its 479,000 Private Warrants and 450,000 Representative’s Warrants issued in connection with its Initial Public Offering as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations. The fair value of warrants issued by the Company in connection with the Public Offering and Private Placement has been estimated using Monte-Carlo simulations at each measurement date.

Offering Costs Associated with IPO

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A - “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the IPO. Accordingly, on December 31, 2020, offering costs totaling $3,246,381 have been charged to shareholders’ equity (consisting of $1,575,000 of underwriting fee, the fair value of the representative’s warrants of $424,270, the fair value of representative’s shares $653,250 and $593,861 of other cash offering costs).

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. On February 9, 2022, the Company held an extraordinary general meeting pursuant to which the Company’s shareholders approved extending the date by which the Company had to complete a business combination from February 12, 2022 to August 12, 2022. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 6,326,758 Ordinary Shares. As a result, an aggregate of $64,996,857.71 (or approximately ($10.27 per share) was released from the Trust Account to pay such shareholders. Accordingly, as of March 31, 2022 and December 31, 2021, 2,673,242 and 9,000,000 shares of Class A ordinary shares subject to possible redemption, respectively, are presented at redemption value as temporary equity outside of the shareholders’ equity section of the Company’s balance sheets.

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 2 — Summary of Significant Accounting Policies Concern (cont.)

As of March 31, 2022 and December 31, 2021, the Class A ordinary shares reflected in the balance sheets are reconciled in the following table:
Gross proceeds	$90,000,000
Less:
Ordinary share issuance costs	(3,246,381)
Plus:
Fair value adjustment of carrying value to redemption value	5,705,929
Contingently redeemable ordinary shares at December 31, 2021	$92,459,548
Less:
Redemption of 6,326,758 shares	(64,996,858)
Plus:
Fair value adjustment of carrying value to redemption value	4,144
Contingently redeemable ordinary shares at March 31, 2022	$27,466,834

Net Income (Loss) Per Ordinary Share

The Company applies the two-class method in calculating earnings per share. The contractual formula utilized to calculate the redemption amount approximates fair value. The Class feature to redeem at fair value means that there is effectively only one class of stock. Changes in fair value are not considered a dividend of the purposes of the numerator in the earnings per share calculation. Net income (loss) per ordinary share is computed by dividing the pro rata net income (loss) between the Class A ordinary shares and the Non-redeemable Class A and Class B ordinary shares by the weighted average number of ordinary shares outstanding for each of the periods. The calculation of diluted income (loss) per ordinary share does not consider the effect of the warrants and rights issued in connection with the IPO since the exercise of the warrants and rights are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. The warrants and rights are exercisable for 6,137,400 shares of Class A ordinary shares in the aggregate.
	Three Months ended March 31, 2022	Three Months ended March 31, 2021
Ordinary shares subject to possible redemption
Numerator:
Net income (loss) allocable to Class A ordinary shares subject to possible redemption	$(3,007,218)	$477,779
Denominator:
Weighted Average Redeemable Class A Ordinary shares, Basic and Diluted	5,414,837	9,000,000
Basic and Diluted net income (loss) per share, Redeemable Class A Ordinary shares	$(0.56)	$0.05
Non-Redeemable Ordinary shares
Numerator:
Net income (loss) allocable to Class B ordinary shares not subject to redemption	$(1,557,247)	$148,855
Denominator:
Weighted Average Non-Redeemable Ordinary shares, Basic and Diluted	2,804,000	2,804,000
Basic and diluted net income (loss) per share, ordinary shares	$(0.56)	$0.05

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 2 — Summary of Significant Accounting Policies Concern (cont.)

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s interim condensed financial statements. The Company’s management does not expect the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Standards

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying interim condensed financial statements.

Note 3 — Initial Public Offering

Pursuant to the IPO, the Company sold 9,000,000 Units at a purchase price of $10.00 per unit. Each unit consists of one share of Class A ordinary shares, one-half warrant to purchase one share of Class A ordinary shares (“Public Warrants”), and one right (“Rights”). Each Public Warrant will entitle the holder to purchase one share of Class A ordinary shares at a price of $11.50 per share, subject to adjustment. Each Public Warrant will become exercisable on the later of the completion of the initial Business Combination or 12 months from the closing of the IPO and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation (see Note 7). Each right entitles the holder to receive one-tenth (1/10) of one share of Class A ordinary shares upon the consummation of an initial Business Combination (see Note 7).

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor and I-Bankers purchased an aggregate of 414,000 Private Units and 65,000 Private Units, respectively, for an aggregate of 479,000 Private Units at a price of $10.00 per Private Unit, for an aggregate purchase price of $4,790,000, in a private placement. A portion of the proceeds from the private placement was added to the proceeds from the IPO held in the Trust Account.

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 4 — Private Placement (cont.)

Each Private Unit is identical to the Units sold in the IPO, except that warrants that are part of the Private Placement Units (“Private Warrants”) are not redeemable by the Company so long as they are held by the original holders or their permitted transferees. In addition, for as long as the warrants that are part of the Private Placement Units are held by I-Bankers or its designees or affiliates, they may not be exercised after five years from the effective date of the Registration Statement.

The Company’s Sponsor, officers, and directors have agreed to (i) waive their redemption rights with respect to their founder shares, private shares, and public shares in connection with the completion of the Company’s initial Business Combination, (ii) waive their redemption rights with respect to the founder shares, private shares, and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete its initial Business Combination within the Combination Period or (B) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete its initial Business Combination the Combination Period. In addition, the Company’s Sponsor, officers, and directors have agreed to vote any founder shares, private shares, and public shares held by them and any public shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Company’s initial business combination.

Note 5 — Related Party Transactions

Founder Shares

In September 2020, the Sponsor subscribed 2,875,000 shares of the Company’s Class B ordinary shares for $25,000, or approximately $0.01 per share, in connection with formation. On November 9, 2020, the Sponsor surrendered an aggregate of 287,500 founder shares, which were cancelled, resulting in an aggregate of 2,587,500 founder shares outstanding and held by the Sponsor. The founder shares included an aggregate of up to 337,500 shares subject to forfeiture if the over-allotment option was not exercised by the underwriters in full. On December 24, 2020, 337,500 shares were forfeited as the over-allotment option was not exercised by the underwriters. As a result, the Company has 2,250,000 Founder Shares outstanding.

Promissory Note — Related Party

In September 2020, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 to be used for a portion of the expenses of the IPO. This loan is non-interest bearing, unsecured and due at the earlier of September 30, 2021 or the closing of the IPO. As of November 12, 2020, the Sponsor had loaned to the Company an aggregate of $177,591 under the promissory note to pay for formation costs and a portion of the expenses of the IPO. The note was repaid in full in connection with the closing of the initial public offering, and as of March 31, 2022 and December 31, 2021 respectively, no amounts were outstanding.

Convertible Promissory Notes — Related Party Extension Loans and Working Capital Loans

On November 9, 2021, the Company’s board of directors approved the first extension of the date by which the Company has to consummate a Business Combination from November 12, 2021, to February 12, 2022. In connection with the extension, the Sponsor deposited into the Trust Account $0.10 for each of the 9,000,000 shares issued in the Initial Public Offering, for a total of $900,000. The Company issued the Sponsor an interest bearing unsecured promissory note in the principal amount of $900,000 which is payable by the Company upon the earlier of the consummation of the Business Combination or the liquidation of the Company on or before August 12, 2022 (unless such date is extended by the Company’s board of directors). Simple interest will accrue on the unpaid principal balance of the Note at the rate of 4% per annum based on 365 days a year. The Note may be repaid in cash or convertible into units consisting of one

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 5 — Related Party Transactions (cont.)

ordinary share, one right exchangeable into one-tenth of one ordinary share, and one warrant exercisable for one-half of one ordinary share at $11.50 per share equal to (x) the portion of the principal amount of and accrued interest under the Note being converted divided by (y) $10.00 rounded up to the nearest whole number of units.

On February 9, 2022, the Company held an extraordinary general meeting of shareholders to amend the Company’s amended and restated memorandum and articles of association to extend the date by which the Company has to consummate an initial business combination from February 12, 2022 to August 12, 2022. On February 13, 2022, the Company issued a promissory note (the “Note”) in the principal amount of up to $750,000 to American Physicians LLC. The Note was issued in connection with advances the Sponsor has made, and may make in the future, to the Company for working capital expenses. The Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. At the election of the Sponsor, up to $600,000 of the unpaid principal amount of the Note may be converted into units of the Company, each unit consisting of one Class A share of the Company, one right exchangeable into one-tenth of one Cass A ordinary share and one warrant exercisable for one-half of one Class A ordinary share of the Company upon the consummation of an initial business combination (the “Conversion Units”), equal to (x) the portion of the principal amount of the Note being converted, divided by (y) $10.00 rounded up to the nearest whole number of units. The Conversion Units are identical to the units issued by the Company to the Sponsor in a private placement in connection with the Company’s initial public offering. The Conversion Units and their underlying securities are entitled to the registration rights set forth in the Note. As of March 31, 2022, $420,000 was drawn and remains outstanding under the promissory note.

As of March 31, 2022, $1,320,000 was outstanding under the related party extension loans including $19,002 of accrued interest expense due to the extension on note and $82,857 in the change in fair market value of the principal of the note. As of December 31, 2021, $900,000 was outstanding under the related party extension loans including $5,027 of accrued interest expense and $70,297 in the change in fair market value of the principal of the note.

Administrative Support Agreement

The Company agreed, for a period commencing on November 9, 2020 and ending upon completion of the Company’s Business Combination or its liquidation, to pay the Company’s Sponsor a monthly fee of $10,000 for office space, utilities and secretarial and administrative support. Since the initial public offering, the Company has not made any payments under the agreement and has paid for services rendered and expenses advanced by the Sponsor on an as-needed basis. Effective March 31, 2021, the Company and Sponsor terminated the agreement and agreed to waive any accrued fees from inception. As of March 31, 2022 and December 31, 2021, no fees were due to the Sponsor.

The Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis expenses incurred and all payments that were made to the Sponsor, officers, directors or their affiliates.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the founder shares, private placement warrants, and warrants that may be issued upon conversion of Working Capital Loans will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO. These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company.

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 6 — Commitments and Contingencies (cont.)

Underwriting Agreement

On November 12, 2020, the Company issued to the underwriter (and/or its designees) (the “Representative”) 75,000 shares of Class A ordinary shares for $0.01 per share (the “Representative Shares”). The fair value of the Representative Shares was estimated to $653,250 and were treated as underwriters’ compensation and charged directly to shareholders’ equity.

The underwriter (and/or its designees) agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its initial Business Combination within the Combination Period.

In addition, the Company issued to the Representative a warrant (“Representative’s Warrant) to purchase up to 450,000 Class A ordinary shares. Such warrants will not be redeemable for as long as they are held by the Representative, and they may not be exercised after five years from the Effective Date of the registration statement. Except as described above, the warrants are identical to those underlying the units offered by in the IPO.

The Company initially estimated the fair value of the Representative’s Warrants at $424,270 using the Monte Carlo simulation model. As of March 31, 2022, the fair value of the Representative’s Warrant granted to the underwriters is estimated to be $5,063 using the following assumptions: (1) expected volatility of 2.6%, (2) risk-free interest rate of 2.42% and (3) expected life of 5.22 years. The expected volatility was determined by the Company based on the historical volatilities of a set of comparative special purpose acquisition companies (“SPAC”), and the risk-fee interest rate was determined by reference to the U.S. Treasury yield curve in effect for time period equals to the expected life of the Representative’s Warrant.

On November 12, 2020, the underwriters were paid a cash underwriting discount of 1.75% of the gross proceeds of the Initial Public Offering, or $1,575,000.

Business Combination Marketing Agreement

The Company engaged the Representative as an advisor in connection with its Business Combination to (i) assist the Company in preparing presentations for each potential Business Combination; (ii) assist the Company in arranging meetings with its shareholders, including making calls directly to shareholders, to discuss each potential Business Combination and each potential target’s attributes and providing regular market feedback, including written status reports, from these meetings and participate in direct interaction with shareholders, in all cases to the extent legally permissible; (iii) introduce the Company to potential investors to purchase the Company’s securities in connection with each potential Business Combination; and assist the Company with the preparation of any press releases and filings related to each potential Business Combination or target. Pursuant to the business combination marketing agreement, the Representative is not obligated to assist the Company in identifying or evaluating possible acquisition candidates. Pursuant to the Company’s agreement with the Representative, an advisory fee of 2.75% of the gross proceeds of the IPO, or $2,475,000 will be payable to the Representative at the closing of the Company’s Business Combination.

Open Market Purchases

Our sponsor entered into an agreement in accordance with the guidelines of Rule 10b5-1 under the Exchange Act, to place limit orders, through ED&F Man Capital Markets Inc., an independent broker-dealer registered under Section 15 of the Exchange Act which is not affiliated with us nor part of the underwriting or selling group, to purchase an aggregate of up to 3,750,000 of our rights in the open market at market prices, and not to exceed $0.20 per right during the period commencing on the later of (i) December 10, 2020, the date separate trading of the rights commenced or (ii) sixty calendar days after the end of the “restricted period” under Regulation M, continuing until the date that was the earlier of (a) November 9, 2021 and (b) the date that we announced that we had entered into a definitive agreement

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 6 — Commitments and Contingencies (cont.)

in connection with our initial business combination, or earlier in certain circumstances as described in the limit order agreement. The limit orders required such members of our sponsor to purchase any rights offered for sale (and not purchased by another investor) at or below a price of $0.20, until the earlier of (x) the expiration of the buyback period or (y) the date such purchases reach 3,750,000 rights in total. Our sponsor would not have any discretion or influence with respect to such purchases and will not be able to sell or transfer any rights purchased in the open market pursuant to such agreements until following the consummation of a business combination. It was intended that the broker’s purchase obligation would be subject to applicable law, including Regulation M under the Exchange Act, which may prohibit or limit purchases pursuant to the limit order agreement in certain circumstances. I-Bankers also agreed to purchase up to 1,250,000 of our rights in the open market at market prices not to exceed $0.20 per right, on substantially similar terms as our sponsor. The obligations to make any such purchases expired on November 9, 2021, and as of March 31, 2022, no limit orders were placed by our sponsor or I-Bankers.

Business Combination Agreement

On February 2, 2022 the Company entered into an Agreement and Plan of Merger with Edoc Merger Sub Inc, and Calidi Biotherapeutics, Inc. pursuant to which the Company and Calidi Biotherapeutics Inc. will consummate the Business Combination. The Business Combination Agreement contains customary representations and warranties, covenants, closing conditions, termination conditions, and other terms relating to the Merger and the other transactions contemplated thereby.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into Caldi (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with Calidi continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Edoc. In the Merger, (i) all shares of Calidi common stock (together, “Calidi Stock”) issued and outstanding immediately prior to the Effective Time (other than those properly exercising any applicable dissenters rights under Nevada law) will be converted into the right to receive the Merger Consideration (as defined below); and (ii) each outstanding option to acquire shares of Calidi common stock (whether vested or unvested) will be assumed by Edoc and automatically converted into an option to acquire shares of Edoc common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of Calidi common stock into the Merger Consideration.

The Merger Agreement also provides that, prior to the Effective Time, Edoc shall continue out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation (the “Conversion”). At the Closing, the Company will change its name to “Calidi Biotherapeutics, Inc.”.

The aggregate merger consideration to be paid pursuant to the Merger Agreement to holders of Calidi Stock as of immediately prior to the Effective Time (the “Calidi Stockholders” and together with the holders of Calidi options immediately prior to the Effective Time, the “Calidi Security Holders”) will be an amount equal to $380,000,000, subject to adjustments for Calidi’s closing debt, net of cash (the “Merger Consideration”). The Merger Consideration to be paid to the Calidi Stockholders will be paid solely by the delivery of new shares of Edoc common stock, with each share valued at $10.00 per share. The Merger Consideration will be subject to a post-closing true up after the closing.

Refer to Current Report on Form 8-K filed on February 2, 2022 for further information regarding the Business Combination and other certain related agreements entered into concurrently with the execution of the Business Combination Agreement.

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 6 — Commitments and Contingencies (cont.)

Securities Purchase Agreement

On February 2, 2022, the Company entered into a Securities Purchase Agreement (the “SPA”) with 3i, LP, a Delaware limited partnership (the “PIPE Investor”) for the purchase and sale of 20,000 shares of the Company’s Series A Convertible Preferred Stock (the “Preferred Shares”) for $1,000 per share for an aggregate purchase price of $20 million and 500,000 shares of the Company’s Common Stock (the “Common Stock”) for an aggregate purchase price of $5 million upon the Conversion and concurrently with the closing of the Business Combination. The closing of the PIPE Investment is conditioned upon, among other things, the listing of the Common Stock, Conversion Shares and Warrant Shares (as such terms are defined in the SPA) on the Nasdaq Stock Market. All conditions precedent to the closing of the Merger set forth in the Merger Agreement, including, without limitation, the approval Edoc’s shareholders and Calidi stockholders, shall have been satisfied or waived, as well as other customary closing conditions and deliverables. At the closing of the PIPE Investment, the PIPE Investor will also be issued a common stock purchase warrant to purchase up to an additional 2,500,000 shares of Edoc’s common stock at an initial exercise price equal $11.50 per share, for a term of three years from the closing date of the PIPE Investment.

Amendment to Securities Purchase Agreement

On March 16, 2022, the Company, Calidi and the PIPE Investor amended Sections 4(aa)(xii) and 5(e) of the SPA, Section 4(c)(ii) of the Certificate of Designation, and Section 1(c) of the Warrant to clarify that (i) so long as the Company has provided notice to the PIPE Investor that the then effective Registration Statement covering the applicable resale of the Conversion Shares, Common Shares and/or Warrant Shares is not available in accordance with the requirements of the Registration Rights Agreement (at a time when such Registration Statement is not available for such applicable securities), then damages with respect to any such “Notice Failure” (as used in such sections) with respect thereto shall cease to accrue with respect to such Registration Statement as of the time of such notice; provided that, thereafter, if a registration statement becomes available and later unavailable, the Company shall be required to provide an additional notice for damages with respect to such “Notice Failure” to cease to accrue with respect thereto and (ii) the reference to 2% in Section 4(c)(ii) in the form of Certificate of Designation shall be replaced with 1%.

In addition, the amendment provides that so long as the PIPE Investor has the unconditional right to terminate the SPA, the Company may introduce to the PIPE Investor other investors who may be interested in co-investing with the PIPE Investor as additional PIPE Investors on terms no less favorable than the terms set forth in the SPA. Any such co-investor would be added to the SPA only by an amendment mutually acceptable to the PIPE Investor, the Company, and Calidi.

Backstop Agreements

On February 2, 2022, the Company entered into share purchase agreements (collectively, the “Forward Share Purchase Agreements”) with certain backstop arrangements with Sea Otter Securities, Stichting Juridisch Eigendom Mint Tower Arbitrage Fund, Feis Equities LLC, Yakira Capital Management, Inc., Yakira Enhanced Offshore Fund and Yakira Partners LP, MAP 136 Segregated Portfolio and Meteora Capital Partners, LP (collectively, the “Backstop Investors”), pursuant to which the Backstop Investors agreed not to redeem certain Edoc shares (the “Backstop Shares”) in connection with the Company’s shareholder meeting to approve an extension of the date by which the Company has to consummate a business combination from February 12, 2022 to August 12, 2022 (the “ February 2022 Extension”) and the Business Combination. Pursuant to the Backstop Agreements, the Backstop Investors agreed to hold such shares until the three-month anniversary of the consummation of the Business Combination, at which time they will each have the right to sell them to the combined entity, after giving effect to the Business Combination (the “Combined Company”) for a price of $10.42 per share, or will sell them during such time period at a market price of at least $10.27 per share (with a premium of $0.05 per share to be paid by the Combined Company for each Backstop Share sold by a Backstop Investor during the one-month period following the Closing of the Business Combination). The Backstop Investors’ agreements provide that, following the Closing of the Business Combination, the Company will deposit

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 6 — Commitments and Contingencies (cont.)

into escrow accounts the aggregate cash amount necessary to purchase the shares held by the Backstop Investors, up to $22,924,000. As a result, these amounts deposited into the escrow accounts will not be available to the Combined Company unless and until any of the Backstop Investors sell such shares in the market. If the Backstop Investors sell such shares during the one-month period following the Closing of the Business Combination at a sales price that is greater than $10.27 per share, then Combined Company shall pay to each selling investor a premium of $0.05 per share sold. If the Backstop Investors sell shares to the Combined Company on the three-month anniversary of the Closing of the Business Combination, the repurchase price payable by the Combined Company for such shares from the escrow accounts established for this purpose shall be $10.42 per share.

In consideration of the Backstop Investors’ agreements with regard to Public Shares pursuant to the backstop arrangements, the Sponsor (or its designees) agreed to transfer an aggregate of 338,907 shares of Edoc Class B ordinary shares (the “Backstop Transferred Founder Shares”) to the Backstop Investors. Finance costs, at the per share price of $10.11, were recorded in the condensed statements of operations in the amount of $3,426,350 for the three months ended March 31, 2022. Additionally, if the Business Combination has not consummated by May 12, 2022, then for each monthly period from May 12, 2022 until July 12, 2022 that the Business Combination has not closed, Edoc shall cause to be paid to the Backstop Investors, at Edoc’s discretion, either (i) a cash amount of $0.05 per share not redeemed by the Backstop Investors, for an aggregate of up to $0.15 per share, or (ii) or 0.034 Additional Backstop Transferred Founder Shares per share not redeemed by the Backstop Investors in connection with the extraordinary general meeting of Edoc shareholders in connection with the February 2022 Extension, to be transferred by the Sponsor (or its designees), for an aggregate of up to 0.1027 Backstop Transferred Founder Shares per share. Such payment(s) will be made within five (5) business days following each of May 12, 2022, June 12, 2022, and July 12, 2022, to the extent that the Business Combination has not closed by such dates.

Refer to Current Report on Form 8-K filed on February 2, 2022 for further information regarding the Business Combination and other certain related agreements entered into concurrently with the execution of the Business Combination Agreement.

Common Stock Purchase Agreement

On March 16, 2022, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with Tumim Stone Capital, LLC (the “Common Stock Investor”).

Pursuant to the Purchase Agreement, the Company will have the right, but not the obligation, to sell to the Common Stock Investor up to $75,000,000 in shares of our Common Stock (the “Total Commitment”), subject to certain limitations and conditions to closing set forth in the Purchase Agreement.

The Company does not have the right to commence any sales of the Common Stock to the Common Stock Investor under the Purchase Agreement until the Commencement, which is the time when all of the conditions to our right to commence sales of our Common Stock to the Common Stock Investor set forth in the Purchase Agreement have been satisfied, including the closing conditions described above and that the registration statement required pursuant to the Registration Rights Agreement has been declared effective by the SEC. From and after the Commencement, the Company will control the timing and amount of any sales of our Common Stock to the Common Stock Investor, subject to certain conditions and the volume and beneficial ownership limitations described in further detail below. Actual sales of shares of our Common Stock to the Common Stock Investor under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among others, market conditions, the trading price of our Common Stock and determinations by us as to the appropriate sources of funding for our company and our operations.

The purchase price of the shares of Common Stock that the Company elects to sell to the Common Stock Investor (a “VWAP Purchase”) under the Purchase Agreement will be determined by reference to the lowest daily volume weighted average price (“VWAP”) of the Common Stock during the three (3) consecutive trading days

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 6 — Commitments and Contingencies (cont.)

beginning on the applicable VWAP Purchase Exercise Date for such VWAP Purchase, multiplied by 0.960. There is no upper limit on the price per share that the Common Stock Investor could be obligated to pay for the Common Stock under the Purchase Agreement. For each VWAP Purchase, the Company would be limited to a number of shares of Common Stock equal to the lesser of (i) the product obtained by multiplying (A) the average daily trading volume in the Common Stock on the Nasdaq Stock Market (or any nationally recognized successor thereto and collectively, the “Nasdaq”)) during the five (5) Trading Days immediately preceding the applicable VWAP Purchase Exercise Date for such VWAP Purchase and (B) 0.30, and (ii) the quotient obtained by dividing (A) $10,000,000 by (B) the VWAP of the Common Stock on the Nasdaq on the trading day immediately preceding the applicable VWAP Purchase Exercise Date, as defined in the Purchase Agreement, for such VWAP Purchase.

The Purchase Agreement also prohibits the Company from directing the Common Stock Investor to purchase any shares of our Common Stock if those shares, when aggregated with all other shares of our Common Stock then beneficially owned by the Common Stock Investor (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder), would result in the Common Stock Investor beneficially owning more than 4.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Cap”); provided, that, the Common Stock Investor may, in its sole discretion, elect to increase the Beneficial Ownership Cap to permit it to beneficially own up to 9.99% of the outstanding shares of Common Stock.

Note 7 — Warrants and Rights

Warrants — Each whole warrant entitles the holder to purchase one share of the Company’s Class A ordinary shares at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.50 per share of Class A ordinary shares (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s Sponsor or its affiliates, without taking into account any founder shares held by the Company’s Sponsor or its affiliates, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Value, and the $18.00 per share redemption trigger price described below under “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the Market Value.

The warrants will become exercisable on the later of 12 months from the closing of the IPO or upon completion of its initial Business Combination and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., Eastern Time, or earlier upon redemption or liquidation.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus is current. No warrant will be exercisable, and the Company will not be obligated to issue Class A ordinary shares upon exercise of a warrant unless Class A ordinary shares issuable upon such warrant exercise has been registered, qualified or deemed to be

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 7 — Warrants and Rights (cont.)

exempt under the securities laws of the state of residence of the registered holder of the warrants. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A ordinary shares underlying such unit.

The Company may call the warrants for redemption (excluding the private warrants, and any outstanding Representative’s Warrants, and any warrants underlying units issued to the Sponsor, initial shareholders, officers, directors or their affiliates in payment of Working Capital Loans made to the Company), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•        if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period ending on the third trading business day prior to the notice of redemption to warrant holders, and

•        if, and only if, there is a current registration statement in effect with respect to the issuance of the Class A ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day until the date of redemption.

If the Company calls the warrants for redemption as described above, the management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” If the management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a right will automatically receive one-tenth (1/10) of a share of Class A ordinary shares upon consummation of the initial Business Combination, even if the holder of a right converted all shares held by him, her or it in connection with the initial Business Combination or an amendment to the Company’s memorandum and articles of association with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of the initial Business Combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share of Class A ordinary shares underlying each right upon consummation of the Business Combination. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional share of Class A ordinary shares upon consummation of an initial Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of share of Class A ordinary shares will receive in the transaction on an as-converted into Class A ordinary shares basis.

The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Cayman Islands law. As a result, the holders of the rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 7 — Warrants and Rights (cont.)

Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Note 8 — Shareholders’ Deficit

Preferred Shares — The Company is authorized to issue a total of 5,000,000 preferred shares at par value of $0.0001 each. At March 31, 2022 and December 31, 2021, there were no preferred shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. As of March 31, 2022 and December 31, 2021, there were 554,000 Class A ordinary shares issued and outstanding, excluding 2,673,242 and 9,000,000 Class A ordinary shares subject to possible redemption which are presented as temporary equity, respectively.

Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. In September 2020, the Sponsor subscribed 2,875,000 shares of the Company’s Class B ordinary shares for $25,000, or approximately $0.01 per share, in connection with formation. On November 9, 2020, the founders surrendered an aggregate of 287,500 Class B ordinary shares for no consideration, resulting in an aggregate of 2,587,500 Class B ordinary shares issued and outstanding. On December 24, 2020, 337,500 shares were forfeited as the over-allotment option was not exercised by the underwriters, resulting in an aggregate of 2,250,000 Class B ordinary shares issued and outstanding at March 31, 2022 and December 31, 2021.

The Company’s initial shareholders have agreed not to transfer, assign or sell 50% its founder shares until the earlier to occur of (i) six months after the date of the consummation of the initial Business Combination or (ii) the date on which the closing price of the Company’s Class A ordinary shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination and the remaining 50% of the founder shares may not be transferred, assigned or sold until six months after the date of the consummation of the initial Business Combination, or earlier, in either case, if, subsequent to the initial Business Combination, the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the shareholders having the right to exchange their shares for cash, securities or other property.

The Class B ordinary shares will automatically convert into the Company’s Class A ordinary shares at the time of its initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of the initial Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all shares of Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of ordinary shares outstanding upon the completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination or any private placement-equivalent units issued to the Sponsor or its affiliates upon conversion of loans made to the Company).

Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders, with each share of ordinary shares entitling the holder to one vote.

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 9 — Fair Value Measurements

Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:
Level 1 —

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets and liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the condensed balance sheet as of March 31, 2022 and the balance sheet as of December 31, 2021. The fair values of cash and cash equivalents, prepaid assets, accounts payable and accrued expenses are estimated to approximate the carrying values as of March 31, 2022 and December 31, 2021 due to the short maturities of such instruments.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2022 and December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description:	Level	March 31, 2022	Level	December 31, 2021
Assets:
U.S. Money Market Held in Trust Account	1	$27,466,834	1	$92,459,548
Liabilities:
Warrant liability – Private Warrants	3	$56,898	3	$96,059
Warrant liability – Representative’s Warrants	3	$5,063	3	$107,779
Convertible Promissory Note	3	$1,421,859	3	$975,324

Investment Held in Trust Account

As of March 31, 2022, investments in the Company’s Trust Account consisted of $27,466,834 in U.S. Money Market funds maturing on May 10, 2022.

As of December 31, 2021, investments in the Company’s Trust Account consisted of $92,459,548 in U.S. Money Market funds.

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 9 — Fair Value Measurements (cont.)

There were no transfers between Levels 1, 2 or 3 during the three months ended March 31, 2022 or for the year ended December 31, 2021.

Level 1 instruments include investments in money markets and Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

Warrant Liability

The Private Warrants and Representative’s Warrants are accounted for as liabilities pursuant to ASC 815-40 and are measured at fair value as of each reporting period. Changes in the fair value of the Warrants are recorded in the statements of operations each period.

The Private Warrants and Representative’s Warrants were valued using a Montel Carlo simulation model, which is considered to be a Level 3 fair value measurement. Inherent in an options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates th e volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

There were no transfers between Levels 1, 2 or 3 during the three months ended March 31, 2022 or the year ended December 31, 2021.

The following table provides quantitative information regarding Level 3 fair value measurements for Private Warrants as of March 31, 2022 and December 31, 2021. The Representative’s Warrants were valued using similar information, except for strike price which is at $12.
	March 31, 2022	December 31, 2021
Exercise price	$11.50	$11.50
Share price	$10.14	$10.21
Volatility	2.6%	6.5%
Expected life	5.22	5.39
Risk-free rate	2.42%	1.29%
Dividend yield	—%	—%

The following table presents a summary of the changes in the fair value of the Private Warrants and Representative’s Warrants, a Level 3 liability, measured on a recurring basis.
	Private Warrants	Representative’s Warrants	Warrant Liability
Fair value as of December 31, 2021	$96,059	$107,779	$203,838
Change in fair value(1)	(39,161)	(102,716)	(141,877)
Fair value as of March 31, 2022	$56,898	$5,063	$61,961

____________

(1)      Represents the non-cash gain on change in valuation of the Private Warrants and Representative’s Warrants and is included in Gain on change in fair value of warrant liability on the statements of operations.

EDOC ACQUISITION CORP.
NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited

Note 9 — Fair Value Measurements (cont.)

Convertible Promissory Note

The convertible promissory note was valued using a Montel Carlo simulation model, which is considered to be a Level 3 fair value measurement. The estimated fair value of the Convertible Promissory Note was based on the following significant inputs:
	March 31, 2022	December 31, 2021
Risk-free interest rate	0.39%	0.84%
Time to Expiration (in years)	0.19	0.39
Expected volatility	4.4%	4.9%
Dividend yield	0.00%	0.00%
Stock Price	$10.62	$10.82
Probability of transaction	99.0%	90.00%

The following table presents the changes in the fair value of the Level 3 Convertible Promissory Note:
Fair value as of December 31, 2020	$—
Proceeds received through Convertible Promissory Note	900,000
Interest accrued at 4% per annum based on 365 days in a year	5,027
Change in fair value	70,297
Fair value as of December 31, 2021	$975,324
Proceeds received through Convertible Promissory Note	420,000
Interest expense	13,975
Change in fair value	12,560
Fair value as of March 31, 2022	$1,421,859

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy during the three months ended March 31, 2022 or the year ended December 31, 2021 for the Convertible Promissory Note.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the interim condensed financial statements were issued. Based upon this review, other than the event disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the interim condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
EDOC Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of EDOC Acquisition Corp. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in shareholders’ deficit and cash flows for year ended December 31, 2021 and for the period from August 20, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period from August 20, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2021 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP
Marcum LLP

We have served as the Company’s auditor since 2020.

New York, NY

March 4, 2022

PCAOB ID Number 688

EDOC ACQUISITION CORP.
BALANCE SHEETS

	December 31, 2021	December 31, 2020
Assets:
Current assets:
Cash	$223,398	$1,000,730
Prepaid expenses	36,091	97,498
Total current assets	259,489	1,098,228
Cash and marketable securities held in Trust Account	92,459,548	91,538,680
Total Assets	$92,719,037	$92,636,908

Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Deficit:
Current liabilities:
Accounts payable and accrued expenses	$1,030,039	$53,680
Convertible promissory note – related party, at fair value	975,324	—
Due to related party	—	17,000
Total current liabilities	2,005,363	70,680
Warrant liability	203,838	1,156,512
Total Liabilities	$2,209,201	$1,227,192

Commitments and Contingencies (Note 6)
Class A ordinary shares subject to possible redemption, $0.0001 par value; 9,000,000 shares at $10.27 and $10.17 redemption value, respectively, as of December 31, 2021 and 2020	92,459,548	91,530,000

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 554,000 issued and outstanding at December 31, 2021 and 2020 (excluding 9,000,000 shares subject to possible redemption as of December 31, 2021 and 2020)	55	55
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 2,250,000 shares issued and outstanding as of December 31, 2021 and 2020	225	225
Additional paid-in capital	—	444,734
Accumulated deficit	(1,949,992)	(565,298)
Total Shareholders’ Deficit	(1,949,712)	(120,284)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$92,719,037	$92,636,908

The accompanying notes are an integral part of the financial statements.

EDOC ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2021	For the Period from August 20, 2020 (inception) through December 31, 2020
Formation and operating costs	$1,798,098	$89,341
Loss from operations	(1,798,098)	(89,341)
Other income (expense):
Interest earned on marketable securities held in Trust Account	20,868	8,680
Interest expense	(5,027)	—
Change in fair value of convertible promissory note	(70,297)	—
Change in fair value of warrants	952,674	(484,637)
Total other income (expense), net	898,218	(475,957)
Net Loss	$(899,880)	$(565,298)

Weighted average shares outstanding, redeemable Class A ordinary shares	9,000,000	3,834,783
Basic and diluted net loss per share, redeemable Class A ordinary shares	$(0.08)	$(0.08)
Weighted average shares outstanding, non-redeemable Class A and Class B ordinary shares	2,804,000	2,960,283
Basic and diluted net loss per share, non-redeemable Class A and Class B ordinary shares	$(0.08)	$(0.08)

The accompanying notes are an integral part of the financial statements.

EDOC ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2021

	Ordinary shares				Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – August 20, 2020 (Inception)	—	$—	—	$—	$—	$—	—
Class B ordinary shares issued to Sponsor	—	—	2,587,500	259	24,741	—	25,000
Forfeiture of Class B ordinary shares	—	—	(337,500)	(34)	34	—	—
Sale of 479,000 Private Placement Units on November 12, 2020	479,000	48	—	—	4,542,347	—	4,542,395
Sale of 75,000 Representative shares on November 12, 2020	75,000	7	—	—	743		750
Fair value of Representative shares	—	—	—	—	653,250	—	653,250
Net loss	—	—	—	—	—	(565,298)	(565,298)
Fair Value Adjustment of Class A Ordinary Shares to Redemption Value	—	—	—	—	(4,776,381)	—	(4,776,381)
Balance – December 31, 2020	554,000	$55	2,250,000	$225	$444,734	$(565,298)	$(120,284)
Net loss	—	—	—	—	—	(899,880)	(899,880)
Fair Value Adjustment of Class A Ordinary Shares to Redemption Value					(444,734)	(484,814)	(929,548)
Balance – December 31, 2021	554,000	$55	2,250,000	$225	$—	$(1,949,992)	$(1,949,712)

The accompanying notes are an integral part of the financial statements.

EDOC ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2021	For the Period from August 20, 2020 (Inception) Through December 31, 2020
Cash Flows from Operating Activities:
Net loss	$(899,880)	$(565,298)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on cash and Treasury securities held in Trust Account	(20,868)	(8,680)
Accrued interest on promissory note	5,027	—
Change in fair value of convertible promissory note	70,297	—
Change in fair value of warrant liability	(952,674)	484,637
Changes in operating assets and liabilities:
Prepaid expenses	61,407	(97,498)
Accounts payable and accrued expenses	976,359	53,680
Due to related party	(17,000)	17,000
Net cash used in operating activities	(777,332)	(116,159)

Cash Flows from Investing Activities:
Principal deposited in Trust account for Trust extension	(900,000)	(91,530,000)
Net cash used in financing activities	(900,000)	(91,530,000)

Cash Flows from Financing Activities:
Proceeds from sale of Class B ordinary shares to Sponsor	—	25,000
Proceeds from sale of Units, net of underwriters’ discount	—	88,425,000
Proceeds from issuance of Private Placement shares	—	4,790,000
Proceeds from sale of Representative shares	—	750
Proceeds from Promissory Note – Related Party	900,000	177,591
Repayment of Promissory Note – Related Party	—	(177,591)
Payment of offering costs	—	(593,861)
Net cash provided by financing activities	900,000	92,646,889

Net Change in Cash	(777,332)	1,000,730
Cash, beginning of the period	1,000,730	—
Cash, end of period	$223,398	$1,000,730

Non-Cash Investing and Financing Activities:
Fair Value Adjustment of Class A Ordinary Shares to Redemption Value	$929,548	$4,776,381
Fair value of Representative Shares credited to additional paid-in capital	$—	$653,250

The accompanying notes are an integral part of the financial statements.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN

EDOC Acquisition Corp. (the “Company”) was incorporated in the Cayman Islands on August 20, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). While the Company may pursue an acquisition opportunity in any industry or geographic region, the Company intends to focus on businesses primarily operating in the health care and health care provider space in North America and Asia-Pacific. The Company has selected December 31 as its fiscal year end.

As of December 31, 2021, the Company had not yet commenced any operations. All activity through December 31, 2021, relates to the Company’s organizational activities, those necessary to prepare for the Initial Public Offering and identifying a target company for the Business Combination. The Company will not generate any operating revenues until after the completion of its initial business combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

The Company’s sponsor is American Physicians LLC (the “Sponsor”).

Financing

The registration statement for the Company’s initial public offering was declared effective on November 9, 2020 (the “Effective Date”). On November 12, 2020, the Company consummated the initial public offering of 9,000,000 units (each, a “Unit” and collectively, the “Units”) at $10.00 per Unit (the “Initial Public Offering” or “IPO”), which is discussed in Note 3.

Simultaneously with the closing of the IPO, the Company consummated the sale of 479,000 private placement units (“Private Unit)” and collectively, the “Private Units”), at a price of $10.00 per unit. Of the 479,000 private placement units, 65,000 units, or the “representative units” were purchased by I-Banker (and/or its designees). In addition, the Company’s sponsor agreed, pursuant to a letter agreement to purchase up to 3,750,000 of the Company’s rights in the open market at a market price not to exceed $0.20 per right. I-Bankers also agreed to purchase up to 1,250,000 of the Company’s rights in the open market at a market price not to exceed $0.20 per right, which is discussed in Note 5.

Transaction costs of the IPO amounted to $3,246,381, consisting of $1,575,000 of cash underwriting fees, the fair value of the representative’s warrants of $424,270, the fair value of representative’s shares $653,250 and $593,861 of other cash offering costs.

Trust Account

Following the closing of the IPO on November 12, 2020, $91,530,000 ($10.17 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a trust account (“Trust Account”) On November 10, 2021, $900,000 ($0.10 per share) was added to the Trust Account for the first extension of the Company. The funds in the Trust Accountare invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination, (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated certificate of incorporation, and (iii) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination by August 12, 2022 (the “Combination Period”), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholder.

Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). Upon the closing of the Proposed Public Offering, an amount equal to at least $10.00 per Unit sold in the Proposed Public Offering, including the proceeds from the sale of the Private Placement Warrants to the Sponsor, was placed in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government securities,” within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company will provide holders of the Company’s outstanding shares of Class A ordinary shares, par value $0.0001 per share, sold in the IPO (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares (as defined below) upon the completion of the initial business combination either (i) in connection with a shareholder meeting called to approve the initial business combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial business combination or conduct a tender offer will be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.17 per share, subsequently plus $0.10 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).

The ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company will have 12 months until August 12, 2022to consummate a Business Combination (the “Combination Period”). However, if the Company is unable to complete a Business Combination within the Combination Period, the Company will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the trust account, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the Company to pay its franchise and income taxes, divided by the number of then outstanding public shares, subject to applicable law and as further described in registration statement, and then seek to dissolve and liquidate.

The Sponsor, officers and directors and Representative (defined in Note 7) have agreed to (i) waive their redemption rights with respect to their founder shares, private shares, and public shares in connection with the completion of the initial business combination, (ii) waive their redemption rights with respect to their founder shares, private shares, and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, and (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares and private shares if the Company fails to complete the initial business combination within the Combination Period.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.27 per public share and (ii) the actual

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.27 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether its Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Company’s Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that its Sponsor would be able to satisfy those obligations.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Going Concern

As of December 31, 2021, the Company had $223,398 in the operating bank account and working capital deficit of $1,745,874.

The Company’s liquidity needs to date have been satisfied through a contribution of $25,000 from the Sponsor to cover certain of the Company’s expenses in exchange for the issuance of the Founder Shares, the loan proceeds of $300,000 from the Sponsor pursuant to the Note (see Note 5), and the net proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s Sponsors, officers, directors and Initial Shareholders may, but are not obligated to, provide the Company a working capital loan. As of December 31, 2021, there were no amounts outstanding under any Working Capital Loan.

On November 10, 2021, the Company issued an interest bearing convertible promissory to the Sponsor in the amount of $900,000. As of December 31, 2021, the fair market value of the note outstanding, including accrued interest, was $975,324. On February 13, 2022, the Company issued a non-interest bearing promissory note in the principal amount of up to $750,000 to the Sponsor, as of March 1, 2022 $300,000 was drawn and remains outstanding on the note.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination. The Company will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s Sponsor, officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000. As of December 31, 2021, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities during the reporting period and the reported amounts of expenses during the reporting period. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liabilities as well as the fair value of the convertible note. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Investment Held in Trust Account

At December 31, 2021, the Trust Account had $92,459,548 held in marketable securities. During period January 1, 2021 to December 31, 2021, the Company did not withdraw any of interest income from the Trust Account to pay its tax obligations.

Fair Value Measurements

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

Convertible Promissory Note

The Company accounts for its convertible promissory note under ASC 815, Derivatives and Hedging (“ASC 815”). Under 815-15-25, the election can be at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825. The Company has made such election for its convertible promissory note. Using fair value option, the convertible promissory note is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the note are recognized as non-cash change in the fair value of the convertible promissory note in the statements of operations. The fair value of the conversion feature of the note was valued utilizing the Monte Carlo model.

Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for its 479,000 Private Warrants and 450,000 Representative’s Warrants issued in connection with its Initial Public Offering as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations. The fair value of warrants issued by the Company in connection with the Public Offering and Private Placement has been estimated using Monte-Carlo simulations at each measurement date.

Offering Costs Associated with IPO

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the IPO. Accordingly, on December 31, 2020, offering costs totaling $3,246,381 have been charged to shareholders’ equity (consisting of $1,575,000 of underwriting fee, the fair value of the representative’s warrants of $424,270, the fair value of representative’s shares $653,250 and $593,861 of other cash offering costs).

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2021 and 2020, 9,000,000 shares of Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets.

At December 31, 2021, the Class A ordinary shares reflected in the balance sheet is reconciled in the following table:
Gross proceeds	$90,000,000
Less:
Ordinary share issuance costs	(3,246,381)
Plus:
Fair value adjustment of carrying value to redemption value	5,705,929
Contingently redeemable ordinary shares	$92,459,548

Net Loss Per Ordinary Share

The Company applies the two-class method in calculating earnings per share. The contractual formula utilized to calculate the redemption amount approximates fair value. The Class feature to redeem at fair value means that there is effectively only one class of stock. Changes in fair value are not considered a dividend of the purposes of the numerator in the earnings per share calculation. Net loss per ordinary share is computed by dividing the pro rata net loss between the Class A ordinary shares and the Non-redeemable Class A and Class B ordinary shares by the weighted average number of ordinary shares outstanding for each of the periods. The calculation of diluted loss per ordinary share does not consider the effect of the warrants and rights issued in connection with the IPO since the exercise of the warrants and rights are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. The warrants and rights are exercisable for 6,137,400 shares of Class A ordinary shares in the aggregate.
	Year Ended December 31, 2021	For the Period from August 20, 2020 (inception) through December 31, 2020
Ordinary shares subject to possible redemption
Numerator:
Net loss allocable to Class A ordinary shares subject to possible redemption	$(686,117)	$(319,025)
Denominator:
Weighted Average Redeemable Class A Ordinary shares, Basic and Diluted	9,000,000	3,834,783
Basic and Diluted net loss per share, Redeemable Class A Ordinary shares	$(0.08)	$(0.08)

Non-Redeemable Ordinary shares
Numerator:
Net loss allocable to Non-Redeemable Class A and Class B ordinary shares not subject to redemption	$(213,763)	$(246,273)
Denominator:
Weighted Average Non-Redeemable Class A and Class B Ordinary shares, Basic and Diluted	2,804,000	2,960,283
Basic and diluted net loss per share, ordinary shares	$(0.08)	$(0.08)

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021 and 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recently Adopted Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the IPO, the Company sold 9,000,000 Units at a purchase price of $10.00 per unit. Each unit consists of one share of Class A ordinary shares, one-half warrant to purchase one share of Class A ordinary shares (“Public Warrants”), and one right (“Rights”). Each Public Warrant will entitle the holder to purchase one share of Class A ordinary shares at a price of $11.50 per share, subject to adjustment. Each Public Warrant will become exercisable on the later of the completion of the initial Business Combination or 12 months from the closing of the IPO and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation (see Note 7). Each right entitles the holder to receive one-tenth (1/10) of one share of Class A ordinary shares upon the consummation of an initial Business Combination (see Note 7).

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the IPO, the Sponsor and I-Bankers purchased an aggregate of 414,000 Private Units and 65,000 Private Units, respectively, for an aggregate of 479,000 Private Units at a price of $10.00 per Private Unit, for an aggregate purchase price of $4,790,000, in a private placement. A portion of the proceeds from the private placement was added to the proceeds from the IPO held in the Trust Account.

Each Private Unit is identical to the Units sold in the IPO, except that warrants that are part of the Private Placement Units (“Private Warrants”) are not redeemable by the Company so long as they are held by the original holders or their permitted transferees. In addition, for as long as the warrants that are part of the Private Placement Units are held by I-Bankers or its designees or affiliates, they may not be exercised after five years from the effective date of the Registration Statement.

The Company’s Sponsor, officers, and directors have agreed to (i) waive their redemption rights with respect to their founder shares, private shares, and public shares in connection with the completion of the Company’s initial Business Combination, (ii) waive their redemption rights with respect to the founder shares, private shares, and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete its initial Business Combination within the Combination Period or (B) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete its initial Business Combination the Combination Period. In addition, the Company’s Sponsor, officers, and directors have agreed to vote any founder shares, private shares, and public shares held by them and any public shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Company’s initial business combination.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In September 2020, the Sponsor subscribed 2,875,000 shares of the Company’s Class B ordinary shares for $25,000, or approximately $0.01 per share, in connection with formation. On November 9, 2020, the Sponsor surrendered an aggregate of 287,500 founder shares, which were cancelled, resulting in an aggregate of 2,587,500 founder shares outstanding and held by the Sponsor. The founder shares included an aggregate of up to 337,500 shares subject to forfeiture if the over-allotment option was not exercised by the underwriters in full. On December 24, 2020, 337,500 shares were forfeited as the over-allotment option was not exercised by the underwriters. As a result, the Company has 2,250,000 Founder Shares outstanding.

Promissory Note — Related Party

In September 2020, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 to be used for a portion of the expenses of the IPO. This loan is non-interest bearing, unsecured and due at the earlier of September 30, 2021 or the closing of the IPO. As of November 12, 2020, the Sponsor had loaned to the Company an aggregate of $177,591 under the promissory note to pay for formation costs and a portion of the expenses of the IPO. The note was repaid in full in connection with the closing of the initial public offering, and as of December 31, 2021 and 2020 respectively, no amounts were outstanding.

Working Capital Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, certain of the Company’s officers and directors, or other third parties may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, Up to $1,500,000 of such Working Capital Loans may be convertible upon consummation of our business combination into additional private units at a price of $10.00 per unit. At December 31, 2021 and 2020 respectively, no Working Capital Loans were outstanding. To date, the Company has no borrowings under the Working Capital Loans.

Convertible Promissory Notes — Related Party Extension Loans

On November 9, 2021, the Company’s board of directors approved the extension of the date by which the Company has to consummate a Business Combination from November 12, 2021, to February 12, 2022. In connection with the extension, the Sponsor deposited into the Trust Account $0.10 for each of the 9,000,000 shares issued in the Initial Public Offering, for a total of $900,000. The Company issued the Sponsor an interest bearing unsecured promissory note in the principal amount of $900,000 which is payable by the Company upon the earlier of the consummation of the Business Combination or the liquidation of the Company on or before February 12, 2022 (unless such date is extended by the Company’s board of directors). Simple interest will accrue on the unpaid principal balance of the Note at the rate of 4% per annum based on 365 days a year. The Note may be repaid in cash or convertible into units consisting of one ordinary share, one right exchangeable into one-tenth of one ordinary share, and one warrant exercisable for one-half of one ordinary share at $11.50 per share equal to (x) the portion of the principal amount of and accrued interest under the Note being converted divided by (y) $10.00 rounded up to the nearest whole number of units. As of December 31, 2021, $975,324 was outstanding under the related party extension loans including $5,027 of accrued interest expense and $70,297 in the change in fair market value of the principal of the note.

On February 9, 2022, the Company held an extraordinary general meeting of shareholders to amend the Company’s amended and restated memorandum and articles of association to extend the date by which the Company has to consummate an initial business combination from February 12, 2022 to August 12, 2022. On February 13, 2022, the Company issued a promissory note (the “Note”) in the principal amount of up to $750,000 to American Physicians LLC. The Note was issued in connection with advances the Sponsor has made, and may make in the future, to the Company for working capital expenses. The Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. At the election of the Sponsor, up to $600,000 of the unpaid principal amount of the Note may be converted into units of the Company, each unit consisting of one Class A share of the Company, one right exchangeable into one-tenth of one Cass A ordinary share and one warrant exercisable for one-half of one Class A ordinary share of the Company upon the consummation of an initial business combination (the “Conversion Units”), equal to (x) the portion of the principal amount of the Note being converted, divided by (y) $10.00 rounded up to the nearest whole number of units. The Conversion Units are identical to the units issued by the Company to the Sponsor in a private placement in connection with the Company’s initial public offering. The Conversion Units and their underlying securities are entitled to the registration rights set forth in the Note. As of March 1, 2022, $300,000 was drawn and remains outstanding under the promissory note.

Administrative Support Agreement

The Company agreed, for a period commencing on November 9, 2020 and ending upon completion of the Company’s Business Combination or its liquidation, to pay the Company’s Sponsor a monthly fee of $10,000 for office space, utilities and secretarial and administrative support. Since the initial public offering, the Company has not made any payments under the agreement, and has paid for services rendered and expenses advanced by the Sponsor on an as-needed basis. As of December 31, 2020, the Company had accrued $17,000 related to this agreement. Effective March 31, 2021, the Company and Sponsor terminated the agreement and agreed to waive any accrued fees from inception. As of December 31, 2021, no fees were due to the Sponsor.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

The Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis expenses incurred and all payments that were made to the Sponsor, officers, directors or their affiliates.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the founder shares, private placement warrants, and warrants that may be issued upon conversion of Working Capital Loans will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO. These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company.

Underwriting Agreement

On November 12, 2020, the Company issued to the underwriter (and/or its designees) (the “Representative”) 75,000 shares of Class A ordinary shares for $0.01 per share (the “Representative Shares”). The fair value of the Representative Shares was estimated to $653,250 and were treated as underwriters’ compensation and charged directly to shareholders’ equity.

The underwriter (and/or its designees) agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its initial Business Combination within the Combination Period.

In addition, the Company issued to the Representative a warrant (“Representative’s Warrant) to purchase up to 450,000 Class A ordinary shares. Such warrants will not be redeemable for as long as they are held by the Representative, and they may not be exercised after five years from the Effective Date of the registration statement. Except as described above, the warrants are identical to those underlying the units offered by in the IPO.

The Company initially estimated the fair value of the Representative’s Warrants at $424,270 using the Monte Carlo simulation model. As of December 31, 2021, the fair value of the Representative’s Warrant granted to the underwriters is estimated to be $107,779 using the following assumptions: (1) expected volatility of 6.5%, (2) risk-free interest rate of 1.29% and (3) expected life of 5.39 years. The expected volatility was determined by the Company based on the historical volatilities of a set of comparative special purpose acquisition companies (“SPAC”), and the risk-fee interest rate was determined by reference to the U.S. Treasury yield curve in effect for time period equals to the expected life of the Representative’s Warrant.

On November 12, 2020, the underwriters were paid a cash underwriting discount of 1.75% of the gross proceeds of the Initial Public Offering, or $1,575,000.

Business Combination Marketing Agreement

The Company engaged the Representative as an advisor in connection with its Business Combination to (i) assist the Company in preparing presentations for each potential Business Combination; (ii) assist the Company in arranging meetings with its shareholders, including making calls directly to shareholders, to discuss each potential Business Combination and each potential target’s attributes and providing regular market feedback, including written status reports, from these meetings and participate in direct interaction with shareholders, in all cases to the extent legally permissible; (iii) introduce the Company to potential investors to purchase the Company’s securities in connection with

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

each potential Business Combination; and assist the Company with the preparation of any press releases and filings related to each potential Business Combination or target. Pursuant to the business combination marketing agreement, the Representative is not obligated to assist the Company in identifying or evaluating possible acquisition candidates. Pursuant to the Company’s agreement with the Representative, an advisory fee of 2.75% of the gross proceeds of the IPO, or $2,475,000 will be payable to the Representative at the closing of the Company’s Business Combination.

Open Market Purchases

Our sponsor entered into an agreement in accordance with the guidelines of Rule 10b5-1 under the Exchange Act, to place limit orders, through ED&F Man Capital Markets Inc., an independent broker-dealer registered under Section 15 of the Exchange Act which is not affiliated with us nor part of the underwriting or selling group, to purchase an aggregate of up to 3,750,000 of our rights in the open market at market prices, and not to exceed $0.20 per right during the period commencing on the later of (i) December 10, 2020, the date separate trading of the rights commenced or (ii) sixty calendar days after the end of the “restricted period” under Regulation M, continuing until the date that was the earlier of (a) November 9, 2021 and (b) the date that we announced that we had entered into a definitive agreement in connection with our initial business combination, or earlier in certain circumstances as described in the limit order agreement. The limit orders required such members of our sponsor to purchase any rights offered for sale (and not purchased by another investor) at or below a price of $0.20, until the earlier of (x) the expiration of the buyback period or (y) the date such purchases reach 3,750,000 rights in total. Our sponsor would not have any discretion or influence with respect to such purchases and will not be able to sell or transfer any rights purchased in the open market pursuant to such agreements until following the consummation of a business combination. It was intended that the broker’s purchase obligation would be subject to applicable law, including Regulation M under the Exchange Act, which may prohibit or limit purchases pursuant to the limit order agreement in certain circumstances. I-Bankers also agreed to purchase up to 1,250,000 of our rights in the open market at market prices not to exceed $0.20 per right, on substantially similar terms as our sponsor. The obligations to make any such purchases expired on November 9, 2021, and as of December 31, 2021, no limit orders were placed by our sponsor or I-Bankers.

Business Combination Agreement

On February 2, 2022 the Company entered into an Agreement and Plan of Merger with Edoc Merger Sub Inc, and Calidi Biotherapeutics, Inc. pursuant to which the Company and Calidi Biotherapeutics Inc. will consummate the Business Combination. The Business Combination Agreement contains customary representations and warranties, covenants, closing conditions, termination conditions, and other terms relating to the Merger and the other transactions contemplated thereby.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into Calidi (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with Calidi continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Edoc. In the Merger, (i) all shares of Calidi common stock (together, “Calidi Stock”) issued and outstanding immediately prior to the Effective Time (other than those properly exercising any applicable dissenters rights under Nevada law) will be converted into the right to receive the Merger Consideration (as defined below); and (ii) each outstanding option to acquire shares of Calidi common stock (whether vested or unvested) will be assumed by Edoc and automatically converted into an option to acquire shares of Edoc common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of Calidi common stock into the Merger Consideration.

The Merger Agreement also provides that, prior to the Effective Time, Edoc shall continue out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation (the “Conversion”). At the Closing, the Company will change its name to “Calidi Biotherapeutics, Inc.”.

The aggregate merger consideration to be paid pursuant to the Merger Agreement to holders of Calidi Stock as of immediately prior to the Effective Time (the “Calidi Stockholders” and together with the holders of Calidi options immediately prior to the Effective Time, the “Calidi Security Holders”) will be an amount equal to $380,000,000,

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

subject to adjustments for Calidi’s closing debt, net of cash (the “Merger Consideration”). The Merger Consideration to be paid to the Calidi Stockholders will be paid solely by the delivery of new shares of Edoc common stock, with each share valued at $10.00 per share. The Merger Consideration will be subject to a post-closing true up after the closing.

Refer to Current Report on Form 8-K filed on February 2, 2022 for further information regarding the Business Combination and other certain related agreements entered into concurrently with the execution of the Business Combination Agreement.

NOTE 7. WARRANTS AND RIGHTS

Warrants — Each whole warrant entitles the holder to purchase one share of the Company’s Class A ordinary shares at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.50 per share of Class A ordinary shares (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s Sponsor or its affiliates, without taking into account any founder shares held by the Company’s Sponsor or its affiliates, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Value, and the $18.00 per share redemption trigger price described below under “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the Market Value.

The warrants will become exercisable on the later of 12 months from the closing of the IPO or upon completion of its initial Business Combination and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., Eastern Time, or earlier upon redemption or liquidation.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus is current. No warrant will be exercisable, and the Company will not be obligated to issue Class A ordinary shares upon exercise of a warrant unless Class A ordinary shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A ordinary shares underlying such unit.

The Company may call the warrants for redemption (excluding the private warrants, and any outstanding Representative’s Warrants, and any warrants underlying units issued to the Sponsor, initial shareholders, officers, directors or their affiliates in payment of Working Capital Loans made to the Company), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder,

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 7. WARRANTS AND RIGHTS (cont.)

•        if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period ending on the third trading business day prior to the notice of redemption to warrant holders, and

•        if, and only if, there is a current registration statement in effect with respect to the issuance of the Class A ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day until the date of redemption.

If the Company calls the warrants for redemption as described above, the management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” If the management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a right will automatically receive one-tenth (1/10) of a share of Class A ordinary shares upon consummation of the initial Business Combination, even if the holder of a right converted all shares held by him, her or it in connection with the initial Business Combination or an amendment to the Company’s memorandum and articles of association with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of the initial Business Combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share of Class A ordinary shares underlying each right upon consummation of the Business Combination. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional share of Class A ordinary shares upon consummation of an initial Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of share of Class A ordinary shares will receive in the transaction on an as-converted into Class A ordinary shares basis.

The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Cayman Islands law. As a result, the holders of the rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

NOTE 8. SHAREHOLDERS’ DEFICIT

Preferred Shares — The Company is authorized to issue a total of 5,000,000 preferred shares at par value of $0.0001 each. At December 31, 2021 and 2020, there were no preferred shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. As of December 31, 2021 and 2020, there were 554,000 Class A ordinary shares issued and outstanding, excluding 9,000,000 Class A ordinary shares subject to possible redemption.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 8. SHAREHOLDERS’ DEFICIT (cont.)

Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. In September 2020, the Sponsor subscribed 2,875,000 shares of the Company’s Class B ordinary shares for $25,000, or approximately $0.01 per share, in connection with formation. On November 9, 2020, the founders surrendered an aggregate of 287,500 Class B ordinary shares for no consideration, resulting in an aggregate of 2,587,500 Class B ordinary shares issued and outstanding. On December 24, 2020, 337,500 shares were forfeited as the over-allotment option was not exercised by the underwriters, resulting in an aggregate of 2,250,000 Class B ordinary shares issued and outstanding at December 31, 2021.

The Company’s initial shareholders have agreed not to transfer, assign or sell 50% its founder shares until the earlier to occur of (i) six months after the date of the consummation of the initial Business Combination or (ii) the date on which the closing price of the Company’s Class A ordinary shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination and the remaining 50% of the founder shares may not be transferred, assigned or sold until six months after the date of the consummation of the initial Business Combination, or earlier, in either case, if, subsequent to the initial Business Combination, the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the shareholders having the right to exchange their shares for cash, securities or other property.

The Class B ordinary shares will automatically convert into the Company’s Class A ordinary shares at the time of its initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of the initial Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all shares of Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of ordinary shares outstanding upon the completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination or any private placement-equivalent units issued to the Sponsor or its affiliates upon conversion of loans made to the Company).

Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders, with each share of ordinary shares entitling the holder to one vote.

NOTE 9. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets and liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet as of December 31, 2021 and the balance sheet as of December 31, 2020. The fair values of cash and cash equivalents, prepaid assets, accounts payable and accrued expenses are estimated to approximate the carrying values as of December 31, 2021 and 2020 due to the short maturities of such instruments.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021 and 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description:	Level	December 31, 2021	Level	December 31, 2020
Assets:
U.S. Money Market and Treasury Securities Held in Trust Account	1	$92,459,548	1	$91,538,680
Liabilities:
Warrant liability – Private Warrants	3	96,059	3	$348,217
Warrant liability – Representative’s Warrants	3	107,779	3	$808,295
Convertible Promissory Note	3	975,324		$—

Investment Held in Trust Account

As of December 31, 2021, investments in the Company’s Trust Account consisted of $92,459,548 in U.S. Money Market funds. All the U.S. Treasury Securities matured on December 16, 2021.

There were no transfers between Levels 1, 2 or 3 during the year ended December 31, 2021 or for the year ended December 31, 2020.

Level 1 instruments include investments in money markets and Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

Warrant Liability

The Private Warrants and Representative’s Warrants are accounted for as liabilities pursuant to ASC 815-40 and are measured at fair value as of each reporting period. Changes in the fair value of the Warrants are recorded in the statements of operations each period.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

The Private Warrants and Representative’s Warrants were valued using a Montel Carlo simulation model, which is considered to be a Level 3 fair value measurement. Inherent in an options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

There were no transfers between Levels 1, 2 or 3 during the year ended December 31, 2021.

The following table provides quantitative information regarding Level 3 fair value measurements for Private Warrants as of December 31, 2021 and 2020. The Representative’s Warrants were valued using similar information, except for strike price which is at $12.
	December 31, 2021	December 31, 2020
Exercise price	$11.50	$11.50
Share price	$10.21	$10.24
Volatility	6.5%	11.7%
Expected life	5.39	5.91
Risk-free rate	1.29%	0.49%
Dividend yield	—%	—%

The following table presents a summary of the changes in the fair value of the Private Warrants and Representative’s Warrants, a Level 3 liability, measured on a recurring basis.
	Private Warrants	Representative’s Warrants	Warrant Liability
Fair value as of December 31, 2020	$348,217	$808,295	$1,156,512
Change in fair value(1)	(252,158)	(700,516)	(952,674)
Fair value as of December 31, 2021	$96,059	$107,779	$203,838

____________

(1)      Represents the non-cash gain on change in valuation of the Private Warrants and Representative’s Warrants and is included in Change in fair value of warrant liability on the statements of operations.

Convertible Promissory Note

The convertible promissory note was valued using a Montel Carlo simulation model, which is considered to be a Level 3 fair value measurement. The estimated fair value of the Convertible Promissory Note was based on the following significant inputs:
December 31, 2021
Risk-free interest rate	0.84%
Time to Expiration (in years)	0.39
Expected volatility	4.9%
Dividend yield	0.00%
Stock Price	$10.82
Probability of transaction	90.00%

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

The following table presents the changes in the fair value of the Level 3 Convertible Promissory Note:
Fair value as of December 31, 2020	$—
Proceeds received through Convertible Promissory Note	900,000
Interest accrued at 4% per annum based on 365 days in a year	5,027
Change in fair value	70,297
Fair value as of December 31, 2021	$975,324

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy during year ended December 31, 2021 for the Convertible Promissory Note.

NOTE 10. SUBSEQUENT EVENTS

Agreement and Plan of Merger

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On February 2, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Edoc Merger Sub Inc., a Nevada corporation and newly formed wholly-owned subsidiary of Edoc (“Merger Sub”), American Physicians LLC, a Delaware limited liability company (“Sponsor”), solely in the capacity as the representative from and after the effective time of the Merger (as defined below) (the “Effective Time”) for the shareholders of Edoc (other than the Calidi Security Holders (as defined below) (the “Purchaser Representative”), Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”), and Allan Camaisa solely in his capacity as the representative from and after the Effective Time for Calidi’s Security Holders (the “Seller Representative”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into Calidi (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with Calidi continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Edoc. In the Merger, (i) all shares of Calidi common stock (together, “Calidi Stock”) issued and outstanding immediately prior to the Effective Time (other than those properly exercising any applicable dissenters rights under Nevada law) will be converted into the right to receive the Merger Consideration (as defined below); and (ii) each outstanding option to acquire shares of Calidi common stock (whether vested or unvested) will be assumed by Edoc and automatically converted into an option to acquire shares of Edoc common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of Calidi common stock into the Merger Consideration.

The Merger Agreement also provides that, prior to the Effective Time, Edoc shall continue out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation (the “Conversion”). At the Closing, the Company will change its name to “Calidi Biotherapeutics, Inc.”.

Refer to Current Report on Form 8-K filed on February 2, 2022 for further information regarding the Business Combination and other certain related agreements entered into concurrently with the execution of the Business Combination Agreement.

Amendment to extend the Date to Consummate a Business Combination

On February 9, 2022, the Company held an extraordinary general meeting pursuant to which the Company’s shareholders approved extending the date by which the Company had to complete a business combination from February 12, 2022 to August 12, 2022. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 6,326,758 Ordinary Shares. As a result, an aggregate of $64,996,857.71 (or approximately $10.27 per share) was released from the Trust Account to pay such shareholders and 5,477,242 Ordinary Shares were issued and outstanding at February 11, 2022.

EDOC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 10. SUBSEQUENT EVENTS (cont.)

Promissory Note

On February 13, 2022, the Company issued a promissory note (the “Note”) in the principal amount of up to $750,000 to American Physicians LLC. The Note was issued in connection with advances the Sponsor has made, and may make in the future, to the Company for working capital expenses. The Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. At the election of the Sponsor, up to $600,000 of the unpaid principal amount of the Note may be converted into units of the Company, each unit consisting of one Class A share of the Company, one right exchangeable into one-tenth of one Cass A ordinary share and one warrant exercisable for one-half of one Class A ordinary share of the Company upon the consummation of an initial business combination (the “Conversion Units”), equal to (x) the portion of the principal amount of the Note being converted, divided by (y) $10.00 rounded up to the nearest whole number of units. The Conversion Units are identical to the units issued by the Company to the Sponsor in a private placement in connection with the Company’s initial public offering. The Conversion Units and their underlying securities are entitled to the registration rights set forth in the Note. As of March 1, 2022, $300,000 was drawn on the note and remains outstanding.

CALIDI BIOTHERAPEUTICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except for par value data)

	March 31, 2022	December 31, 2021
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$658	$2,137
Prepaid expenses and other current assets	255	603
Total current assets	913	2,740

NONCURRENT ASSETS
Machinery and equipment, net	697	497
Operating lease right-of-use assets, net	7	88
Deferred financing costs and other noncurrent assets	1,558	66
TOTAL ASSETS	$3,175	$3,391

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$1,323	$510
Related party accounts payable	147	114
Accrued expenses and other current liabilities	5,079	3,483
Related party accrued expenses and other current liabilities	10	23
Legal settlement liability	820	880
Loans payable, net of issuance costs, current	1,010	1,038
Related party term notes payable, including accrued interest, current	1,041	522
Related party term notes payable, at fair value, current	—	505
Related party convertible notes payable, current	765	1,365
Related party contingently convertible notes payable, at fair value, current	1,578	1,572
Simple agreements for future equity (SAFE), at fair value, current	16,228	14,394
Related party SAFE, at fair value, current	1,444	1,417
Finance lease liability, current	43	46
Operating lease right-of-use liability, current	3	90
Total current liabilities	29,491	25,959

NONCURRENT LIABILITIES
Operating lease right-of-use liability, noncurrent	4	5
Finance lease liability, noncurrent	34	38
TOTAL LIABILITIES	29,529	26,002

Commitments and contingencies (Note 14)

CALIDI BIOTHERAPEUTICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(In thousands, except for par value data)

	March 31, 2022	December 31, 2021
	(Unaudited)
CONVERTIBLE PREFERRED STOCK
Founders convertible preferred stock, $0.0001 par value, 10,500 shares authorized; 10,402 shares issued and outstanding as of March 31, 2022 and December 31, 2021; liquidation preference of $2,080 as of March 31, 2022 and December 31, 2021	1,354	1,354
Series A-1 convertible preferred stock, $0.0001 par value, 5,000 and 9,000 shares authorized as of March 31, 2022 and December 31, 2021, respectively (Note 10); 4,316 and 4,166 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively; liquidation preference of $4,316 and $4,166 as of March 31, 2022 and December 31, 2021, respectively	3,871	3,721
Series A-2 convertible preferred stock, $0.0001 par value, 4,000 and 9,000 shares authorized as of March 31, 2022 and December 31, 2021, respectively (Note 10); 2,545 and 2,288 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively; liquidation preference of $4,454 and $4,004 as of March 31, 2022 and December 31, 2021, respectively	4,376	3,926
Series B convertible preferred stock, $0.0001 par value, none authorized as of March 31, 2022 and 20,000 authorized as of December 31, 2021; none issued and outstanding as of March 31, 2022 and December 31, 2021	—	—

STOCKHOLDERS’ DEFICIT
Common stock, $0.0001 par value, 120,000 shares authorized; 20,323 and 19,928 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	2	2
Additional paid-in capital	15,054	13,316
Accumulated other comprehensive loss, net of tax	(7)	(1)
Accumulated deficit	(51,004)	(44,929)
Total stockholders’ deficit	(35,955)	(31,612)
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$3,175	$3,391

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended March 31,
	2022	2021
	(Unaudited)
REVENUE
Service revenues	$45	$—

OPERATING EXPENSES
Cost of revenues	(14)	—
Research and development	(1,565)	(763)
General and administrative	(3,873)	(1,093)
Total operating expenses	(5,452)	(1,856)
Loss from operations	(5,407)	(1,856)

OTHER INCOME (EXPENSES), NET
Interest expense	(10)	(12)
Interest expense – related party	(3)	(168)
Change in fair value of debt	(610)	(60)
Change in fair value of debt – related party	(44)	(25)
Other income, net	1	—
Total other expenses, net	(666)	(265)

LOSS BEFORE INCOME TAXES	(6,073)	(2,121)
Income tax provision	(2)	(1)
NET LOSS	$(6,075)	$(2,122)
Net loss per share; basic and diluted	$(0.30)	$(0.11)
Weighted average common shares outstanding; basic and diluted	20,127	19,554

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Three Months Ended March 31,
	2022	2021
	(Unaudited)
NET LOSS	$(6,075)	$(2,122)
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(6)	(4)
COMPREHENSIVE LOSS	$(6,081)	$(2,126)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
Condensed consolidated statements of Convertible Preferred Stock and Stockholders’ Deficit
(Unaudited)
(in thousands, except share amounts)

	Founders Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2021	10,402,285	$1,354	4,166,400	$3,721	2,287,740	$3,926	19,928,108	$2	$13,316	$(1)	$(44,929)	$(31,612)
Issuance of preferred stock for conversion of related party convertible notes payable	—	—	150,000	150	257,143	450	—	—	—	—	—	—
Issuance of common stock in lieu of cash for consulting services	—	—	—	—	—	—	131,000	—	158	—	—	158
Exercise of stock options	—	—	—	—	—	—	263,646	—	114	—	—	114
Stock-based compensation	—	—	—	—	—	—	—	—	1,466	—	—	1,466
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(6)	—	(6)
Net loss	—	—	—	—	—	—	—	—	—	—	(6,075)	(6,075)
Balance at March 31, 2022 (unaudited)	10,402,285	$1,354	4,316,400	$3,871	2,544,883	$4,376	20,322,754	$2	$15,054	$(7)	$(51,004)	$(35,955)
Balance at December 31, 2020	10,402,285	$1,354	4,166,400	$3,721	2,287,740	$3,926	19,521,373	$2	$11,949	$6	$(34,437)	$(22,480)
Cumulative effect on adoption of ASU 2020-06 on January 1, 2021 (see Note 2)	—	—	—	—	—	—	—	—	(441)	—	441	—
Issuance of common stock, net of issuance costs	—	—	—	—	—	—	35,000	—	35	—	—	35
Issuance of common stock warrants	—	—	—	—	—	—	—	—	22	—	—	22
Stock-based compensation	—	—	—	—	—	—	—	—	231	—	—	231
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(4)	—	(4)
Net loss	—	—	—	—	—	—	—	—	—	—	(2,122)	(2,122)
Balance at March 31, 2021 (unaudited)	10,402,285	$1,354	4,166,400	$3,721	2,287,740	$3,926	19,556,373	$2	$11,796	$2	$(36,118)	$(24,318)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended March 31,
	2022	2021
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,075)	$(2,122)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	52	32
Change in right of use assets and liabilities	(6)	(1)
Amortization of debt discount and financing costs	—	169
Stock-based compensation	1,466	231
Change in fair value of debt	654	85
Other	2	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	346	29
Accounts payable	(47)	(24)
Accrued expenses and other current liabilities	1,502	75
Net cash used in operating activities	(2,106)	(1,526)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of machinery and equipment	(99)	(58)
Net cash used in investing activities	(99)	(58)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	114	—
Proceeds from sale of common shares	—	35
Proceeds from simple agreements for future equity (SAFE)	1,150	100
Payment of deferred financing costs	(497)	—
Related party proceeds from issuance of term notes payable	—	500
Repayment of principal on loan payable to bank	(28)	(22)
Repayment of financing lease obligations	(7)	(11)
Proceeds from bank loan	—	860
Proceeds from PPP loan	—	379
Net cash provided by financing activities	732	1,841
Effect of exchange rate changes on cash	(6)	(4)

NET (DECREASE) INCREASE IN CASH AND RESTRICTED CASH	(1,479)	253
CASH AND RESTRICTED CASH BALANCE:
At beginning of the period	2,237	420
At end of the period	$758	$673

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$10	$10
Cash paid for income taxes	$2	$1

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES
Issuance of common stock in lieu of cash for services	$158	$—
Deferred financing fees included in accounts payable and accrued liabilities	$972	$—
Issuance of preferred stock upon conversion of related party convertible notes payable	$600	$—
Purchase of equipment included in accounts payable and accrued liabilities	$155	$—
Issuance of SAFE in lieu of cash for advisory services	$75	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Organization, Description of the Business, the Proposed Merger and Liquidity

Calidi Biotherapeutics, Inc. (“Calidi”), founded in 2014 and reincorporated in the state of Nevada in 2019, is a clinical stage immuno-oncology company pioneering the development and commercialization of novel, potent and efficient stem cell-based platforms for delivery and potentiation of oncolytic viruses for the treatment of cancer. Calidi is developing a pipeline of off-the-shelf allogeneic cell product candidates that are designed to: (i) protect oncolytic viruses from complement inactivation and innate immune cell inactivation by the body’s immune system; (ii) support oncolytic viral amplification in the allogeneic cells, and (iii) modify the tumor microenvironment to allow effective tumor cell targeting and viral amplification at the tumor sites for an extended period of time, providing for an effective and safe cancer-eradication therapy. Calidi’s most advanced product candidates are discussed below.

NeuroNova-1 (“NNV1”) is composed of an immortalized neural stem cell line loaded with an engineered oncolytic adeno virus for the treatment of glioblastoma (“GBM”). NNV1 is a licensed program from Northwestern University (“Northwestern”) which Calidi obtained the rights for commercialization in June 2021 (see Note 3). A phase I clinical trial for NNV1 in patients with newly diagnosed high-grade gliomas was completed by Northwestern in June 2021.

NeuroNova-2 (“NNV2”) is a licensed program under development for patents covering cancer therapies using an oncolytic adenovirus in combination with a clinical grade allogeneic neural stem cell line for recurrent GBM. Calidi licensed this product candidate in July 2021 pursuant to an agreement with City of Hope for the commercial development of NNV2 (see Note 3).

SuperNova-1 (“SNV1”), composed of allogeneic adipose-derived mesenchymal stem cells (AD-MSC) loaded with the tumor selective oncolytic vaccinia virus Calidi refers to as “CAL1”. SNV1 is an internally developed product candidate for which Calidi’s primary indications are for the treatment of head and neck cancer, triple-negative breast cancer and melanoma, although additional indications are also being developed.

Calidi is also developing engineered oncolytic vaccinia virus constructs as well as allogeneic cell-based platforms for systemic administration in the exploratory stages of development.

Calidi’s operations to date have focused on organization and staffing, business planning, raising capital, licensing, acquiring and developing technology, establishing intellectual property portfolio, identifying potential product candidates and undertaking preclinical studies, process development and procuring manufacturing for preclinical and clinical trials. Calidi has commenced certain non-commercial revenue generating activities during 2021 as a result of entering into a research collaboration agreement with a customer (see Note 12). Calidi’s product candidates are subject to long development cycles and Calidi may be unsuccessful in its efforts to develop, obtain regulatory approval for or market its product candidates.

Calidi is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, possible failure of preclinical studies or clinical trials, the need to obtain marketing approval for its product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, the need to successfully commercialize and gain market acceptance of any of Calidi’s products that are approved and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing, and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if Calidi’s drug development efforts are successful, it is uncertain when, if ever, Calidi will realize significant revenue from product sales.

Agreement and Plan of Merger with Edoc Acquisition Corp. and other Investors

On February 2, 2022, Edoc Acquisition Corp., a Cayman Islands corporation (together with its successors, “Edoc”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Edoc Merger Sub Inc., a Nevada corporation and newly formed wholly-owned subsidiary of Edoc (“Merger Sub”), American Physicians LLC, a Delaware limited liability company (“Sponsor”) (the “Effective Date”) with Calidi.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Organization, Description of the Business, the Proposed Merger and Liquidity (cont.)

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into Calidi (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with Calidi continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Edoc. In the Merger, (i) all shares of Calidi common stock (together, “Calidi Stock”) issued and outstanding immediately prior to the Effective Date will be converted into the right to receive the Merger Consideration (as defined below); and (ii) each outstanding option to acquire shares of Calidi common stock (whether vested or unvested) will be assumed by Edoc and automatically converted into an option to acquire shares of Edoc common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of Calidi common stock into the Merger Consideration.

Merger Consideration

The aggregate merger consideration to be paid pursuant to the Merger Agreement, as amended, to holders of Calidi Stock as of immediately prior to the Effective Date will be an amount equal to $380 million, subject to certain adjustments for Calidi’s closing debt, net of cash (the “Merger Consideration”). The Merger Consideration to be paid to the Calidi Stockholders will be paid solely by the delivery of new shares of Edoc common stock, with each share valued at $10.00 per share. The Merger Consideration will be subject to a post-Closing true up 90 days after the Closing. The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, as defined, including by mutual consent of the parties, by either party if the Closing has not occurred by August 2, 2022.

Simultaneously with the execution and delivery of the Merger Agreement, Edoc entered into a Securities Purchase Agreement (“SPA”) with an investor to purchase $20 million of convertible preferred stock with an initial conversion price of $10 per share and 500,000 shares of common stock for a purchase price of $10 per share in connection with a private investment in public equity (the “PIPE Investment”) for aggregate gross proceeds to Edoc of $25 million that is expected to close contemporaneously with the Business Combination. The initial conversion price of the preferred shares will be subject to adjustment in the event that the post Business Combination volume weighted average price (“VWAP”) after a 30-day grace period falls below $10 per share or if the average daily dollar trading volume falls below $4 million. In either event, the preferred shares may convert at a price between 90% and 80% of the average of the two lowest daily VWAP of the common stock over a ten-trading day period. In addition, upon the occurrence of certain “triggering events” defined in the Certificate of Designations (“COD”), the preferred shares may also be converted into common shares for a price 80% of the average of the two lowest daily VWAP of the common stock over a ten-trading day period. At the closing of the PIPE Investment, the PIPE Investor will also be issued a common stock purchase warrant (the “PIPE Warrant”) to purchase up to an additional 2,500,000 shares of Edoc’s common stock at an initial exercise price equal $11.50 per share, for a term of three years from the closing date of the PIPE Investment.

Under the terms of the SPA and the COD setting forth the rights, preferences, privileges and restrictions for the preferred shares and under the terms of the PIPE Warrant, the conversion of the preferred shares and the exercise of the PIPE Warrant will be subject to a beneficial ownership limitation of 4.99% which can be adjusted to a beneficial ownership limitation of 9.99% upon 60 days prior written notice. For purposes of calculating the beneficial ownership limitation, the PIPE Investor’s beneficial ownership of Edoc’s common stock will be calculated under the rules promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If there were no beneficial ownership limitation in the COD, the preferred shares would be entitled to convert into 2,000,000 shares of Common Stock immediately after the closing of the PIPE Investment resulting in the PIPE Investor (which will also purchase 500,000 shares of Common Stock at the Closing) being expected to hold approximately 5.3% of Edoc’s anticipated issued and outstanding shares of common stock assuming no redemptions.

In connection with the purchase and sale of 500,000 shares of common stock at $10.00 per share, Edoc has agreed that on the 90-day after the Closing and on the twentieth (20th) trading day after the registration statement filed under the Registration Rights Agreement is declared effective to issue the PIPE Investor additional shares of common stock in the event that the quotient of (x) the sum of the VWAP of the Common Stock on each Trading Day during the twenty (20) Trading Day period ending on, and including, such measuring dates, divided by (y) twenty (20) is

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Organization, Description of the Business, the Proposed Merger and Liquidity (cont.)

less than $10.00 per share (the “Make-up Price Failure Measuring Price”). In that event, Edoc would be obligated to issue a number of additional shares of common stock derived by the greater of zero or (x) 120% of the quotient of (I) $5,000,000, divided by (II) the Make-up Price Failure Measuring Price and (y) the sum of the aggregate number of shares of common stock issued on the Closing Date and the Initial Make-up Share Amount consisting of the greater of (A) zero and (B) the difference of (x) 120% of the quotient of (I) $5,000,000, divided by (II) the applicable Make-Up Price Failure Measuring Price for such dates and (y) the aggregate number of Common Shares (as defined in the SPA) issued at the Closing Date.

The Merger Agreement and the consummation of the transactions contemplated above requires the approval of both Edoc’s shareholders and Calidi’s stockholders, among other closing conditions specified in the Merger Agreement and the various agreements described above, there can be no assurance that the Merger or the Closing will occur or that Calidi will receive any proceeds from this transaction. Calidi has incurred and expects to incur significant amount of transaction expenses in connection with the Merger and the transaction, and if the Merger is not consummated nor approved, Calidi will bear the risk of payment of all such transaction costs without reimbursement from Edoc or any other party.

Equity Line of Credit (ELOC)

On March 16, 2022, Edoc entered into a Purchase Agreement with an institutional investor (the “ELOC Investor”) pursuant to which Edoc has the right to sell to the ELOC Investor up to $75,000,000 in shares of Edoc common stock at a discount to the market price, subject to certain limitations and conditions set forth in the Purchase Agreement, including consummation of the business combination and Edoc filing a registration statement with the SEC to register the resale by the ELOC Investor of shares of common stock that Edoc has issued and may issue to the ELOC Investor under the Purchase Agreement. If the business combination is completed, Edoc is obligated to issue 150,000 shares of Edoc common stock representing a 2% commitment fee to the ELOC Investor based on the $10.00 per share assumed price.

The Merger is expected to be completed during the third quarter of 2022. However, there can be no assurance as to when or if the closing of the Merger will occur.

Going concern

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), Calidi has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about Calidi’s ability to continue as a going concern within one year after the date that the unaudited condensed consolidated financial statements are issued.

Calidi has incurred recurring negative cash flows since inception and has funded its operations to date primarily through private sales of convertible preferred stock, contingently convertible and convertible promissory notes, Simple Agreements for Future Equity (“SAFE”) instruments and common stock. These investments have been made by various related parties, including AJC Capital LLC (“AJC Capital”) (Mr. Allan J. Camaisa, Chief Executive Officer and Chairman of the Board of Directors of Calidi), who remains the single largest investor and shareholder in Calidi (see Note 7). Calidi expects to continue to incur significant expenses and operating losses for the foreseeable future.

As of May 25, 2022, the issuance date of these unaudited condensed consolidated financial statements for the three months ended March 31, 2022, Calidi expects its current cash on hand, including additional capital raises both committed to and completed discussed in Note 15, will not be sufficient to fund the operating expenses and capital expenditure requirements necessary to advance its research efforts and clinical trials for one year from the issuance date of these unaudited condensed consolidated financial statements. Calidi will need to obtain additional funding. The availability of financing and Calidi’s ability to operate may also be adversely impacted by the ongoing COVID-19 pandemic which could continue to depress national and international economies and disrupt capital markets, supply

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Organization, Description of the Business, the Proposed Merger and Liquidity (cont.)

chains, and many aspects of Calidi’s operations. The extent to which the ongoing COVID-19 pandemic will ultimately impact Calidi’s business, results of operations, financial condition, or cash flows is highly uncertain and difficult to predict because it will depend on many factors that are outside Calidi’s control. The unavailability or inadequacy of financing to meet future capital needs could force Calidi to modify, curtail, delay, or suspend some or all aspects of planned operations. Sales of additional equity securities could result in the dilution of the interests of its stockholders. Calidi intends to mitigate the conditions and events that raise substantial doubt about its ability to continue as a going concern entity by (i) pursuing a public offering of its common stock or in a business combination with a Special Purpose Acquisition Company (“SPAC”) transaction to obtain additional capital and align Calidi’s long-term operating strategy, (ii) negotiate other cash equity or debt financing in the short-term, including continuing to raise funds under its existing Simple Agreements for Future Equity (“SAFE”) instrument and, (iii) continue to pursue licensing or other revenue opportunities utilizing its cell delivery platform, all in conjunction with the development of its product candidates and programs and development milestones disclosed elsewhere in these consolidated financial statement footnotes. However, there can be no assurances that the current plans will generate any liquidity to the Company or be available on terms acceptable to Calidi, or if at all. If Calidi is unable to obtain sufficient funding, it could be required to suspend or delay its development efforts, limit activities and reduce research and development costs, which could adversely affect its business prospects.

Based on Calidi’s recurring losses and negative cash flows from operations since inception, expectation of continuing operating losses and negative cash flows from operations for the foreseeable future, and the need to raise additional capital to finance its future operations, Calidi’s management concluded that there is substantial doubt about Calidi’s ability to continue as a going concern within one year after the issuance date of the unaudited condensed consolidated financial statements presented herein. The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes Calidi will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2. Summary of Significant Accounting Policies

Unaudited interim financial information

The accompanying unaudited condensed consolidated financial statements as of March 31, 2022, and for the three months ended March 31, 2022 and 2021, have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, these unaudited condensed consolidated financial statements contain all adjustments necessary, all of which are of a normal and recurring nature, to state fairly Calidi’s financial position, results of operations and cash flows. Interim results are not necessarily indicative of results for a full year or future periods. These unaudited condensed consolidated financial statements should be read in conjunction with the Calidi’s audited consolidated financial statements for the year ended December 31, 2021.

Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the FASB.

Principles of consolidation

The accompanying unaudited condensed consolidated financial statements of Calidi include the accounts of its wholly owned subsidiary, StemVac GmbH (“StemVac”), a company organized under the laws of Germany. StemVac’s primary operating activities include process development and other research and development activities for the SNV1 program performed for Calidi under a cost-plus intercompany development agreement funded by Calidi.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2. Summary of Significant Accounting Policies (cont.)

The accompanying unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Calidi’s financial condition and results of operations. All material intercompany accounts and transactions have been eliminated in consolidation.

COVID-19 impact and related risks

The ongoing global outbreak of COVID-19, including the different variant strains that have emerged, and the various attempts throughout the world to contain it, have created significant volatility, uncertainty and disruption. In response to government directives and guidelines, health care advisories and employee and other concerns, Calidi has altered certain aspects of its operations. A number of Calidi employees have had to work remotely from home and those on site have had to follow Calidi’s social distance guidelines, which could impact their productivity. COVID-19 could also disrupt Calidi’s operations due to absenteeism by infected or ill members of management or other employees, or absenteeism by members of management and other employees who cannot effectively work remotely but who elect not to come to work due to the illness affecting others in Calidi’s office or laboratory facilities, or due to quarantines. Because of COVID-19, travel, visits, and in-person meetings related to Calidi’s business have been severely curtailed or canceled and Calidi has instead used on-line or virtual meetings to meet with potential investors, suppliers, manufacturing partners and others.

It is possible that continuing impacts of COVID-19 on Calidi’s operations or its access to capital could prevent Calidi from complying, or could result in a material noncompliance, with one or more obligations or covenants under material agreements to which Calidi is a party, with the result that Calidi would be in material breach of the applicable obligation, covenant, or agreement. Any such material breach could cause Calidi to incur material financial liabilities or an acceleration of the date for paying a financial obligation to the other party to the applicable agreement, or could cause Calidi to lose material contractual rights, such as rights to use leased equipment or laboratory or office space, or rights to use licensed patents or other intellectual property the use of which is material to Calidi’s business. Similarly, it is possible that impacts of COVID-19 on the business, operations, or financial condition of any third party with whom Calidi has a contractual relationship could cause the third party to be unable to perform its contractual obligations to Calidi, resulting in Calidi’s loss of the benefits of a contract that could be material to Calidi’s business.

The full extent to which the COVID-19 pandemic and related variants, and the various responses to it might impact Calidi’s business, operations and financial results will depend on numerous evolving factors that are not subject to accurate prediction and that are beyond Calidi’s control.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and contingent assets and liabilities, at the date of the unaudited condensed consolidated financial statements, and the reported amounts during the reporting period. On an ongoing basis, management evaluates estimates which are subject to significant judgment, including, but not limited to, valuation methods used, assumptions requiring the use of judgment to prepare financial projections, timing of potential commercialization of acquired in-process intangible assets, applicable discount rates, probabilities of the likelihood of multiple outcomes of certain events related to contingently convertible notes payable and SAFEs, comparable companies or transactions, liquidity events, determination of fair value of financial instruments under the fair value option of accounting, assumptions related to the going concern assessments, allocation of direct and indirect expenses, useful lives associated with long-lived assets, key assumptions in operating and financing leases including incremental borrowing rates, loss contingencies, valuation allowances related to deferred income taxes, assumptions used to value common stock, debt and debt-like instruments, warrants, and stock-based awards and other equity instruments. Actual results may differ materially from those estimates.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2. Summary of Significant Accounting Policies (cont.)

While Calidi considered known or expected impacts of COVID-19 in making its assessments and estimates, the future impacts of COVID-19 are not presently determinable and could cause actual results to differ materially from Calidi’s estimates and assessments. Calidi’s future analysis or forecast of COVID-19 impacts could lead to changes in Calidi’s future estimates and assessments which could result in material impacts to Calidi’s unaudited condensed consolidated financial statements in future reporting periods.

Restricted cash

Calidi classifies cash that has contractual or legal restrictions imposed by third parties as restricted cash, which is restricted as to withdrawal or use except for the specified purpose under a contract. Calidi classifies restricted cash as part of prepaids and other current assets due to the short-term nature of the underlying contract with a financial institution which requires Calidi to hold a fixed amount of funds in a restricted money market account as collateral to the financial institution for Calidi’s corporate credit card program with that financial institution.

Calidi accounts for restricted cash in accordance with ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and restricted cash, and that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.

The following table provides a reconciliation of cash and restricted cash reported within the balance sheet dates that comprise the total of the same such amounts shown in the unaudited condensed consolidated statements of cash flows in accordance with ASU 2016-18 (in thousands):

	March 31, 2022	March 31, 2021
Cash	$658	$673
Restricted cash included within prepaids expenses and other current assets	100	—
Total cash and restricted cash as shown in the unaudited condensed consolidated statements of cash flows	$758	$673

Fair value option of accounting

When financial instruments contain various embedded derivatives which may require bifurcation and separate accounting of those derivatives apart from the entire host instrument, if eligible, ASC 825, Financial Instruments allows issuers to elect the fair value option (“FVO”) of accounting for those instruments. The FVO may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. The FVO allows the issuer to account for the entire financial instrument at fair value with subsequent remeasurements of that fair value recorded through the statements of operations at each reporting date. A financial instrument is generally eligible for the FVO if, amongst other factors, no part of the convertible, or contingently convertible, instrument is classified in stockholder’s equity and the instrument does not contain a beneficial conversion feature at issuance. In addition, because a contingent beneficial conversion feature, if any, is not separately recognized within stockholders’ equity at the issuance date, a convertible debt instrument with a contingent beneficial conversion feature is therefore eligible for the FVO if all other criteria are met.

Based on the eligibility assessment discussed above, Calidi concluded that its contingently convertible notes payable and certain term notes payable are eligible for the FVO and accordingly elected the FVO for those debt instruments. This election was made because of operational efficiencies in valuing and reporting for these debt instruments in their entirety at each reporting date (see also Note 4 and Note 8 for additional disclosures).

Contingently convertible notes payable and related party contingently convertible notes payable, which include the related contingently issuable warrants, (collectively referred to as “CCNPs”), contain a number of embedded derivatives, such as settlement of the contingent conversion features with variable number of shares of common stock,

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2. Summary of Significant Accounting Policies (cont.)

features which require bifurcation and separate accounting under GAAP, for which Calidi elected the FVO for the entire CCNP instrument. In addition, certain term notes payable and related party term notes payable were issued with separately exercisable and freestanding warrants to purchase common stock, were issued with substantial discounts at issuance and contained certain embedded derivatives to be bifurcated and accounted for separately for those term notes, unless the FVO is eligible and elected. Accordingly, Calidi qualified for and elected the FVO for the entire term notes payable instruments. Both the CCNP and the term notes payable, inclusive of their respective accrued interest at their stated interest rates (collectively referred to as the “FVO debt instruments”) were initially recorded at fair value as liabilities on the unaudited condensed consolidated balance sheets and were subsequently re-measured at fair value at the end of each reporting period presented within the unaudited condensed consolidated financial statements. The changes in the fair value of the FVO debt instruments are recorded in changes in fair value of debt and change in fair value of debt — related party, included as a component of other income and expenses, net, in the unaudited condensed consolidated statements of operations. The change in fair value related to the accrued interest components is also included within the single line of change in fair value of debt and change in fair value of debt — related party on the unaudited condensed consolidated statements of operations. See additional information on valuation methodologies and significant assumptions used in Note 4.

Fair value measurements

Calidi follows ASC 820, Fair Value Measurement, which among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accordingly, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820 establishes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are as follows:

Level 1:	Quoted prices in active markets for identical assets and liabilities;
Level 2:

Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3:

Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets or liabilities, which require the reporting entity to develop its own assumptions.

When quoted market prices are available in active markets, the fair value of assets and liabilities is estimated within Level 1 of the valuation hierarchy. If quoted prices are not available, then fair values are estimated by using pricing models, quoted prices of assets and liabilities with similar characteristics, or discounted cash flows, within Level 2 of the valuation hierarchy. In cases where Level 1 or Level 2 inputs are not available, the fair values are estimated by using inputs within Level 3 of the hierarchy. See Note 4 for fair value measurements.

Classification of Founders, Series A-1, Series A-2 and Series B convertible preferred stock

Calidi has classified its Founders, Series A-1, Series A-2 and Series B convertible preferred stock (collectively “Convertible Preferred Stock”) outside of permanent equity because the Convertible Preferred Stock contains certain redemption features that result in those shares being redeemable upon the occurrence of certain events that are not solely within Calidi’s control, including liquidation, sale or transfer of control. Accordingly, the Convertible Preferred Stock is recorded outside of permanent equity and is subject to the classification guidance provided under ASC 480-10-S99. Because dividends are not contractually required to be accrued on the Convertible Preferred Stock as there is no

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2. Summary of Significant Accounting Policies (cont.)

stated or required dividend rate per annum, Calidi is not required the accrete dividends into the carrying amount of the Convertible Preferred Stock in anticipation of a future contingent event or redemption value. Accordingly, Calidi did not adjust the carrying values of the Convertible Preferred Stock to the respective liquidation preferences of such shares because of the uncertainty of whether or when such events would occur. As of March 31, 2022 and December 31, 2021, no events have occurred that would require such an adjustment to carrying value of Convertible Preferred Stock (see Note 10).

Derivative financial instruments

Calidi does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Calidi evaluates all of its financial instruments, including warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815 Derivatives and Hedging. Calidi values its derivatives using the Black-Scholes option-pricing model or other acceptable valuation models, as applicable, with the assistance of valuation specialists. Derivative instruments accounted for as liabilities are valued at inception and subsequent valuation dates for each reporting period the derivative instrument remains outstanding. The classification of derivative instruments, including whether such instruments should be recorded as liabilities, is re-assessed at each reporting period.

Calidi reviews the terms of other financial instruments such as convertible and contingently convertible secured debt, equity instruments, including warrants and other financing arrangements to determine whether there are embedded derivative features, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument in accordance with ASC 815. Additionally, in connection with the issuance of financing instruments, Calidi may issue freestanding options or warrants, including options or warrants to non-employees in exchange for consulting or other services performed.

Calidi evaluates equity or liability classification for common stock warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815 and accounts for common stock warrants as liabilities if the warrant requires net cash settlement or gives the holder the option of net cash settlement or it otherwise does not meet other equity classification criteria. Calidi accounts for common stock warrants as equity if the contract requires physical settlement or net physical settlement or if Calidi has the option of physical settlement or net physical settlement and the warrants meet the requirements to be classified as equity. Common stock warrants classified as liabilities are initially recorded at fair value and remeasured at fair value at each subsequent reporting period with the offset adjustments recorded in change in fair value of warrant liability within the unaudited condensed consolidated statements of operations. Common stock warrants classified as equity are initially measured at fair value on the grant date and are not subsequently remeasured.

As of March 31, 2022 and December 31, 2021, Calidi does not have any freestanding derivative financial instruments, or embedded derivative financial instruments that were accounted for separately from its host contract pursuant to ASC 815 and the above discussion on the FVO debt instruments (see Note 8).

Debt issuance costs

Debt issuance costs incurred to obtain debt financings are deferred and are amortized over the term of the debt using the effective interest method for all debt financings in which the fair value option has not been elected. Debt issuance costs on debt financings in which the fair value option is not elected are recorded as a reduction to the carrying value of the debt and are amortized to interest expense or interest expense — related party, as applicable, in the unaudited condensed consolidated statements of operations.

For any debt financing in which Calidi has elected the fair value option, any debt issuance costs associated with the debt financing are immediately recognized in interest expense in the unaudited condensed consolidated statements of operations and are not deferred (see above discussion on the FVO election and Note 8).

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2. Summary of Significant Accounting Policies (cont.)

Beneficial conversion features

Prior to the January 1, 2021 adoption of ASU 2020-06, convertible debt or equity financings in which other financial instruments are concurrently issued, such as warrants or common stock, if the amount allocated to a convertible debt or convertible preferred stock instrument results in an effective per share conversion price that is less than the fair value of Calidi’s preferred stock or common stock on the issuance date, the intrinsic value of this beneficial conversion feature (“BCF”) is recorded as a discount to the convertible instrument, with a corresponding increase to additional paid in capital. The BCF discount is equal to the difference between the effective conversion price and the fair value of Calidi’s convertible preferred stock or common stock at the issuance date, unless limited by the remaining proceeds allocated to the convertible debt or preferred stock instrument. The resulting discount on convertible notes, if any, is amortized to interest expense over the term of the convertible debt, while the resulting discount on convertible preferred stock, if any, is recognized as a deemed dividend. Beginning on the January 1, 2021 adoption date, Calidi is no longer required to perform a BCF evaluation in such convertible debt or equity financings in which other financial instruments are concurrently issued, among other changes implemented by this new standard. See further discussion under “Recently adopted accounting pronouncements” below.

Business combinations and asset acquisitions

Calidi evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test analysis to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen test is met, the transaction is accounted for as an asset acquisition. If the screen test is not met, further determination is required to assess if Calidi acquired inputs and processes that have the ability to create outputs, which would meet the requirements of a business combination. If determined to be a business combination, Calidi accounts for the transaction under the acquisition method of accounting as indicated in ASC 805, Business Combinations (“ASC 805”), which requires the acquiring entity in a business combination to recognize the fair value of all assets acquired, liabilities assumed, and any non-controlling interest in the acquiree and establishes the acquisition date as the fair value measurement point.

Calidi evaluates whether identifiable assets are similar by assessing the existence of interdependency between the identifiable assets, and by considering the nature of each single identifiable asset and the risks associated with managing and creating outputs from the assets. If determined to be an asset acquisition of a single identifiable asset or group of similar identifiable assets, then Calidi accounts for the transaction under ASC 805-50 and recognizes assets acquired and liabilities assumed based on the cost to the acquiring entity on a relative fair value basis, which includes transaction costs in addition to consideration given. Consideration given in cash is measured by the amount of cash paid and non-cash consideration is measured based on its fair value at the time of issuance. Transaction costs of the asset acquisition are included in the consideration paid for an acquired asset. Goodwill is not recognized in an asset acquisition and any excess consideration transferred over the fair value of the net assets acquired is allocated to the identifiable assets based on relative fair values. When accounting for an asset acquisition that includes in-process research and development (“IPR&D”) assets and costs, Calidi applies the requirements under ASC 730, Research and Development, which requires IPR&D assets and costs to be expensed as of the acquisition date, unless the IPR&D has an alternative future use. Cash payments for IPR&D assets acquired in an asset acquisition are classified in operating activities in the consolidated statements of cash flows.

Calidi assesses the terms of the asset acquisition to determine whether consideration payable at a future date is contingent consideration or seller financing. If the payment depends on the occurrence of a specified future event or the meeting of a condition and the event or condition is substantive, the additional consideration is accounted for as contingent consideration. If the additional payment depends only on the passage of time or is based on a future event or the meeting of a condition that is not substantive, the arrangement is accounted for as seller financing. Contingent consideration payments accounted at a later date are recognized when the contingency is resolved and the consideration is paid or becomes payable (unless the contingent consideration meets the definition of a derivative or

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2. Summary of Significant Accounting Policies (cont.)

is probable that a liability has been incurred and the amount can be reasonably estimated, in which case the amount is accounted for separately and becomes part of the basis in the asset acquired). Upon recognition of the contingent consideration payment, the amount is capitalized as part of the cost of the assets acquired and allocated to increase the eligible assets on a relative fair value basis. However, if the contingent consideration is related to IPR&D assets with no alternative future use, the amount of the contingent payment is expensed.

All amounts expensed as IPR&D without alternative future use are part of research and development presented separately on the consolidated statements of operations for all periods presented.

There were no asset acquisitions in during the three months ended March 31, 2022 and 2021.

Revenue recognition

Calidi analyzes its research collaboration arrangements to assess whether they are within the scope of ASC Topic 808, Collaborative Arrangements (“ASC 808”), to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. To the extent the arrangement is within the scope of ASC 808, Calidi assesses whether aspects of the arrangement is within the scope of other accounting literature.

If Calidi concludes that some or all aspects of the arrangement represent a transaction with a customer, Calidi accounts for those aspects of the arrangement within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), by applying the following five-step model: (i) identification of the contract, or contracts, with a customer; (ii) identification of the performance obligations in the contract, including whether they are distinct within the context of the contract; (iii) determination of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when, or as, performance obligations are satisfied. Prior to January 1, 2021, Calidi had not recognized any revenues. Revenues recognized during the three months ended March 31, 2022, have been recorded under ASC 606 (see Note 12).

If a contract is determined to be within the scope of ASC 606 at inception, Calidi assesses the goods or services promised within the contract, determines which of those goods and services are performance obligations, and assesses whether each promised good or service is distinct. Calidi considers the intended benefit of the contract in assessing whether a promised good or service is separately identifiable from other promises in the contract. If a promised good or service is not distinct, Calidi combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. Calidi may provide options to additional goods or services in such arrangements exercisable at a customer’s discretion. Calidi assesses if these options provide a material right to the customer and if so, they are considered performance obligations. The identification of material rights requires judgments related to the determination of the value of the underlying good and services to the optional price, if any, that may be offered.

Calidi determines the transaction price based on the amount of consideration that Calidi expects to receive for transferring the promised goods or services in the contract. Consideration may be fixed, variable, or a combination of both. Calidi then allocates the transaction price to each performance obligation based on the relative standalone selling prices (“SSP”). SSP is determined at contract inception and is not updated to reflect changes between contract inception and when the performance obligations are satisfied. In developing the SSP for a performance obligation, Calidi considers applicable market conditions and relevant entity-specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs.

If the consideration promised in a contract includes a variable amount, Calidi estimates the amount of consideration to which it will be entitled by using the expected value method or the most likely amount method. Calidi includes the unconstrained amount of estimated variable consideration in the transaction price. The amount

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2. Summary of Significant Accounting Policies (cont.)

included in the transaction price is constrained to the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur. At each reporting period, Calidi re-evaluates the estimated variable consideration included in the transaction price and any related constraint, and if necessary, adjusts its estimate of the overall transaction price.

Calidi recognizes revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied, either at a point in time or over time, and if over time, recognition is based on the use of an output or input method. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in Calidi’s unaudited condensed consolidated balance sheets. If the related performance obligation is expected to be satisfied within the next twelve months, deferred revenue will be classified in current liabilities. Revenue recognized, if any, prior to contractual billings made to the customer, and if Calidi expects to have an unconditional right to receive the consideration in the next twelve months, these contractual assets are included in other current assets in Calidi’s consolidated balance sheets. As of March 31, 2022, there is no deferred revenue or contractual assets recorded. See Note 12 for contractual assets balances as of December 31, 2021.

Calidi further analyses changes to contracts from customers to assess whether they qualify as a contract modification within the scope of ASC 606. Calidi considers that a contract modification exists when the parties to a contract approve a modification that either creates new, or changes, existing enforceable rights and obligations of the parties to the contract. Calidi considers that a contract approval could be approved in writing, by oral agreement, or implied by customary practices. Whenever a change in the scope or price, or both, of a contract is approved by the parties to the contract, Calidi analyses whether the contract modification qualifies as a separate contract or a contract combination.

Calidi accounts for a contract modification as a separate contract when (i) the scope of the contract increases because of the addition of promised goods or services that are distinct and (ii) the price of the contract increases by an amount of consideration that reflects Calidi’s SSP of the additional promised goods or services and any appropriate adjustments to that price to reflect the circumstances of the particular contract. If the modification is not accounted for as a separate contract, Calidi analyses whether one of the following should occur: (i) a termination of the original contract and the creation of a new contract, (ii) a cumulative catch-up adjustment to the original contract, or (iii) a combination of (i) and (ii) in a way that faithfully reflects the economics of the transaction.

Cost of revenues

Cost of revenues generally consist of cost of materials, direct labor including benefits and stock-based compensation, equipment and infrastructure expenses associated with performing the services for the customer contract. Infrastructure expenses include depreciation of laboratory equipment and certain allocated costs such as rent, insurance and information technology. As discussed above, Calidi generated no revenues or cost of revenues prior to January 1, 2021.

Research and development expenses

Research and development expenses are expensed as incurred. Research and development expenses consist of costs incurred to discover, research and develop drug candidates, including compensation-related expenses for research and development personnel, including stock-based compensation expense, preclinical and clinical activities, costs of manufacturing, overhead expenses including facilities and laboratory expenses, materials and supplies, amounts paid to consultants and outside service providers, and depreciation and amortization.

Upfront and annual license payments related to acquired technologies or technology licenses which have not yet reached technological feasibility and have no alternative future use are also included in research and development expense in the period in which they are incurred.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2. Summary of Significant Accounting Policies (cont.)

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation expense, for personnel in executive, finance and accounting, business development, operations and administrative functions. General and administrative expenses also include fees for legal, patent prosecution, consulting, accounting and audit services as well as insurance, outside service providers, direct and allocated facility-related costs and depreciation and amortization.

Net loss per common share

Net loss per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net loss per share for the holders of Calidi’s common shares and participating securities. Although Calidi’s Convertible Preferred Stock contain participating rights in any dividend declared and paid by Calidi and are therefore participating securities, the Convertible Preferred Stock has no stated dividends and Calidi has never paid any cash dividends and does not plan to pay any dividends in the foreseeable future. Net loss attributable to common stockholders and participating securities is allocated to each share on an if-converted basis as if all of the earnings for the period had been distributed. However, the participating securities do not include a contractual obligation to share in the losses of Calidi and are not included in the calculation of net loss per share in the periods that have a net loss. In addition, common stock equivalent shares (whether or not participating) are excluded from the computation of diluted earnings per share in periods in which they have an anti-dilutive effect on net loss per common share.

Diluted net loss per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method and treasury stock method, as applicable. Contingently convertible notes payable and contingently convertible SAFEs were not included for purposes of calculating the number of diluted shares outstanding as the number of dilutive shares is based on a conversion contingency associated with the completion of a future financing event that had not occurred, and the contingency was not resolved, in the reporting periods presented herein. In periods in which Calidi reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. Diluted net loss per share is equivalent to basic net loss per share for the periods presented herein because common stock equivalent shares from the Convertible Preferred Stock, convertible notes, stock option awards and outstanding warrants to purchase common stock (see Note 10) were antidilutive.

As a result of Calidi reported net loss attributable to common stockholders for all periods presented herein, the following common stock equivalents were excluded from the computation of diluted net loss per common share for the three months ended March 31, 2022 and 2021 because including them would have been antidilutive (in thousands):

	Three Months Ended March 31,
	2022	2021
Stock options	24,046	20,539
Warrants for common stock	4,050	4,050
Founders preferred stock	10,402	10,402
Series A-1 preferred stock	4,316	4,166
Series A-2 preferred stock	2,545	2,288
Convertible notes payable	437	844
Total common stock equivalents	45,796	42,289

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2. Summary of Significant Accounting Policies (cont.)

Segments

Calidi’s executive management team, as a group, represents the entity’s chief operating decision makers. To date, Calidi’s executive management team has viewed Calidi’s operations as one segment that includes the research, development and commercialization efforts of cell-based platforms to potentiate oncolytic virus therapies. As a result, the financial information disclosed materially represents all of the financial information related to Calidi’s sole operating segment. Substantially all of Calidi’s consolidated operating activities, including its long-lived assets, are located within the U.S. and considering Calidi’s limited revenue operating stage, Calidi currently has no concentration exposure to products or customers.

Recently adopted accounting pronouncements

In August 2020, FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which, among other things, provides guidance on how to account for contracts on an entity’s own equity. This ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. Specifically, under ASU 2020-06, the embedded conversion features are no longer are separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under ASC 815, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost and a convertible preferred stock will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives. The standard also eliminated the need for an entity to assess whether a contract on the entity’s own equity (1) permits settlement in unregistered shares, (2) whether counterparty rights rank higher shareholder’s rights, and (3) whether collateral is required. In addition, ASU 2020-06 the requires incremental disclosure related to contracts on the entity’s own equity and clarifies the treatment of certain financial instruments accounted for under ASU 2020-06 on earnings per share. ASU 2020-06 may be applied on a full retrospective or modified retrospective basis. ASU 2020-06 is effective for public business entities in fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the standard is effective in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption of ASU 2020-06 is permitted for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

Calidi early adopted ASU 2020-06 on January 1, 2021, using the modified retrospective approach for transactions, including Calidi’s convertible notes payable, that were outstanding as of the adoption date (see Note 8). The impact of adoption resulted in an increase to retained earnings (reduction of accumulated deficit) and a reduction to additional paid-in capital of approximately $441,000 related to a cumulative effect of change adjustment for amounts attributable to certain convertible notes conversion option that had previously been recorded as a beneficial conversion feature in additional paid-in capital at the time of issuance and the corresponding debt discount that was fully amortized to interest expense prior to January 1, 2020.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). The amendments in ASU 2021-04 provide guidance to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The accounting standard update is effective for fiscal years beginning after December 15, 2021. On January 1, 2022, Calidi adopted ASU 2021-04 and the standard did not have a material impact on its unaudited condensed consolidated financial statements and related disclosures.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2. Summary of Significant Accounting Policies (cont.)

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables and available-for-sale debt securities. ASU 2016-13 is effective for public business entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the standard is effective in fiscal years beginning after December 15, 2022, and interim periods within fiscal years beginning after December 15, 2023, with early adoption permitted. Calidi is currently evaluating the impact the adoption of this guidance will have on its consolidated financial statements and related disclosures.

3. Asset Acquisitions

License Agreements with Northwestern University

On June 7, 2021, Calidi entered into a License Agreement with Northwestern University (“Northwestern”) (the “Northwestern Agreement”) for the exclusive commercialization rights to the investigational new drug (“IND”) and data generated from Northwestern’s phase 1 clinical trial treating brain tumor patients with an engineered oncolytic adenovirus delivered by neural stem cells (“NSC-CRAd-S-pk7”). Under the Northwestern Agreement, among other rights, Northwestern granted to Calidi a worldwide, twelve-year exclusivity for the commercial development of NSC-CRAd-S-pk7 or other oncolytic viruses for therapeutic and preventive uses in oncology and a right of reference to Northwestern’s IND application which relates to the treatment of newly diagnosed glioblastoma (“GBM”).

In exchange, Calidi paid Northwestern an upfront payment of $400,000 cash and a best efforts commitment to fund up to $10 million towards a phase 2 clinical trial of NSC-CRAd-S-pk7 or other oncolytic viruses (see Note 14). Subject to the terms and conditions of the Northwestern Agreement, Northwestern may become entitled to receive contingent payments from Calidi based on, if any (i) sublicense royalty payments of double-digit percentage for any sublicensing revenue that Calidi earns and, (ii) in the event of an assignment or transfer of licensed data, with the consent of Northwestern, a small percentage of the fair market value of any consideration received.

On October 14, 2021, Calidi entered into a Material License Agreement with Northwestern to license the NSC-CRAd-S-pk7 oncolytic virus materials which Calidi intends to use to continue advancing its research, development and commercialization efforts of the NNV1 and NNV2 programs. Calidi paid Northwestern a one-time payment of $100,000 in exchange for the transferred materials.

The Northwestern Agreement was treated as an asset acquisition under ASC 805-50 as all of the fair value within the acquired set of licensed data was concentrated in one IPR&D asset with no alternative future use. Additionally, as noted, Northwestern may be entitled to receive contingent sublicensee royalty and assignment penalty payments. Calidi will record the contingent payments if and when they become payable, in accordance with the applicable guidance. At inception of the Northwestern Agreement and as of the date of issuance of these unaudited condensed consolidated financial statements, it is not probable that Calidi will make these payments.

License Agreement with City of Hope and the University of Chicago

On July 22, 2021, Calidi entered into an Exclusive License Agreement with City of Hope (“COH”) and the University of Chicago (the “City of Hope Agreement”) for patents covering cancer therapies using an oncolytic adenovirus in combination with a clinical grade allogeneic neural stem cell line for recurrent GBM. Pursuant to the City of Hope Agreement, COH transferred its IND to Calidi for the commercial development of a licensed product, as defined in the City of Hope Agreement. This agreement grants to Calidi commercial exclusivity in using neural stem cells with the adenovirus known as CRAd-pk-S-7 for oncolytic virotherapy.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

3. Asset Acquisitions (cont.)

Under the City of Hope Agreement, Calidi paid an upfront fee of $180,000 in cash and issued 100,000 shares of Calidi common stock with an approximate fair value at the time of issuance of $167,000. The City of Hope Agreement also provides for Calidi to pay royalties in low single digit percentage of net sales generated for any product of the licensed patents for specific periods, and to pay up to $18.7 million if certain milestones are achieved during the clinical trials and post commercialization of the licensed product.

The City of Hope Agreement was treated as an asset acquisition under ASC 805-50 as all of the fair value within the acquired licensed product was concentrated in one IPR&D asset with no alternative future use. Additionally, as noted, COH may be entitled to receive contingent royalty and milestone payments. Calidi will record the contingent payments if and when they become payable, in accordance with the applicable guidance. At inception and through the date of the issuance of these unaudited condensed consolidated financial statements, it is not probable that Calidi will make these payments.

4. Fair Value Measurements

The following table presents Calidi’s liabilities that are measured at fair value on a recurring basis, inclusive of related party components, as of March 31, 2022 and December 31, 2021 (in thousands):

	March 31, 2022 (unaudited)
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingently convertible notes payable, including accrued interest(1)	$—	$—	$1,578	$1,578
SAFEs			17,672	17,672
Total liabilities, at fair value	$—	$—	$19,250	$19,250
	December 31, 2021
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingently convertible notes payable, including accrued interest(1)	$—	$—	$1,572	$1,572
Term notes payable, including accrued interest(1)	—	—	505	505
SAFEs	—	—	15,811	15,811
Total liabilities, at fair value	$—	$—	$17,888	$17,888

____________

(1)      Elected the fair value option of accounting discussed in Note 2.

Calidi’s financial instruments consist of cash, prepaid expenses and other current assets, deferred financing fees, accounts payable, accrued expenses and other current liabilities. The carrying value of these financial instruments are generally considered to approximate their fair values because of the short-term nature of those instruments.

Calidi entered into a legal settlement liability of $1.1 million (see Note 5). In accordance with the Settlement Agreement, the entire then unpaid amount is required to be repaid if Calidi secures at least $10.0 million in equity financing, which Calidi considers to be likely within the short-term (see Note 1). As such, the legal settlement liability is reported within current liabilities of the unaudited condensed consolidated balance sheets and Calidi believes the reported contractual carrying value also represents its approximate the fair value.

Calidi issued various debt financial instruments that include a loan payable, term notes payable, convertible notes payable, contingently convertible notes payable, and SAFEs (see Note 8 and 9). For debt instruments that are not recorded at fair value amounting to $2.8 million and $2.9 million as of March 31, 2022 and December 31, 2021, respectively, Calidi believes that the fair value of these debt instrument approximates their carrying value based on the

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

4. Fair Value Measurements (cont.)

borrowing rates available to Calidi for debt with similar terms. Calidi reports the fair value option debt instrument, including accrued interest, at its fair value as of each reporting date, with changes in the fair value of those instruments included in change in fair value of debt or change in fair value of debt — related party, as applicable, as part of other income and expenses, net, in the unaudited condensed consolidated statements of operations. Calidi has also issued certain other instruments such as the SAFEs which are also accounted for as fair value on a recurring basis further described below.

Contingently Convertible Notes Payable (CCNP)

The estimated fair value of the CCNPs is determined based on the aggregated, probability-weighted average of the outcomes of two possible scenarios, (i) the next qualified financing event, as defined, occurring prior to maturity and the CCNPs, including accrued interest, thereby mandatorily converting to the type and form of shares of stock issued in that qualified financing, including the underlying contingent warrants being issued at that time (referred to as “Scenario 1”), or, (ii) a qualified financing not occurring and the CCNPs, including accrued interest, maturing without conversion and without any warrants being issued (referred to as “Scenario 2”). The combined value of the probability-weighted average of those outcomes is then discounted back to each reporting period in which the CCNP is outstanding, in each case, under Scenario 1, based on the risk-free rate consistent with risk-neutral similar derivative equity instruments and, under Scenario 2, based on a risk-adjusted discount rate estimated based on the implied interest rate using the changes in observed interest rates of similar corporate rate debt that Calidi believes is appropriate for those probability-adjusted cash flows under Scenario 2. The value of the contingent warrants, applicable only to Scenario 1, are measured at fair value using the Black-Scholes option pricing model used to value preferred stock warrants using an underlying asset value and the discounted exercise price of the warrants, as defined, and the indicated volatility of convertible preferred stock.

Term Notes Payable

The estimated fair value of the term notes payable is computed similarly based on its contractual cash flows and discounted back to each reporting period the instrument is outstanding using risk-adjusted discount rates similar to Scenario 2 in CCNP discussed above. The warrants to purchase common stock, which are freestanding equity classified instruments, issued with the term notes payable, were measured using the Black-Scholes option pricing model and the value allocated among the two freestanding instruments based on the residual method of allocation (see Notes 7 and 8).

Simple Agreements for Future Equity

Calidi entered into certain Simple Agreements for Future Equity instruments (“SAFE”) (see Note 9). The SAFE instruments are recorded as liabilities and are stated at fair value based on Level 3 inputs. The estimated fair value of the SAFE instruments are determined based on the aggregated, probability-weighted average of the outcomes of certain possible scenarios, including (i) a next qualified financing event, as defined, thereby mandatorily converting the SAFE to the type and form of shares of stock issued in that qualified financing at a specified discount to the price issued (referred to as “SAFE Scenario 1”), (ii) a SPAC event, as defined, thereby mandatorily converting the SAFE to common stock at a specified discount to the price issued (referred to as “SAFE Scenario 2”), or (iii) a liquidity event defined as a change of control or initial public offering, in which case the investors will automatically be entitled to a portion of proceeds received under such event at a specified discount to the price issued (referred to as “SAFE Scenario 3”). The combined value of the probability-weighted average of those outcomes is then discounted back to each reporting period in which the SAFE instruments are outstanding, in each case, based on a risk-adjusted discount rate estimated based on the implied interest rate using the changes in observed interest rates of corporate rate debt that Calidi believes is appropriate for those probability-adjusted cash flow.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

4. Fair Value Measurements (cont.)

The following table summarizes the significant unobservable inputs used in the fair value measurement of level 3 instruments as of March 31, 2022 and December 31, 2021:

March 31, 2022
Instrument	Valuation Technique	Unobservable Input	Input Range
Contingently convertible notes payable, including accrued interest	Scenario-based, probability-weighted average analysis	Timing of the scenarios	0.5 years
		Probability – Scenario 1	80.0%
		Risk-free rate – Scenario 1	1.1%
		Probability – Scenario 2	20.0%
		Risk-adjusted discount rate – Scenario 2	12.1%

Contingently issuable warrants on contingently convertible notes payable – Scenario 1	Black-Scholes option pricing model	Expected term	2.0 years
		Expected volatility on preferred stock	40.0%
		Expected dividend yield	0.0%
		Risk-free interest rate	2.3%

SAFEs	Scenario-based, probability-weighted average analysis	Timing of the scenarios	0.3 – 1.5 years
		Probability – SAFE Scenario 1	10.0%
		Probability – SAFE Scenario 2	80.0%
		Probability – SAFE Scenario 3	10.0%
		Risk-adjusted discount rate – SAFE Scenarios 1 through 3	12.1%, respectively
December 31, 2021
Instrument	Valuation Technique	Unobservable Input	Input Range
Contingently convertible notes payable, including accrued interest	Scenario-based, probability-weighted average analysis	Timing of the scenarios	0.7 years
		Probability – Scenario 1	80.0%
		Risk-free rate – Scenario 1	0.3%
		Probability – Scenario 2	20.0%
		Risk-adjusted discount rate – SAFE Scenario 2	11.0%

Contingently issuable warrants on contingently convertible notes payable – Scenario 1	Black-Scholes option pricing model	Expected term	2.0 years
		Expected volatility on preferred stock	40.0%
		Expected dividend yield	0.0%
		Risk-free interest rate	0.3%

Term notes payable, including accrued interest	Discounted future cash flows	Time to maturity	0.2 years
		Risk-adjusted discount rate	10.7%

SAFEs	Scenario-based, probability-weighted average analysis	Timing of the scenarios	0.3 – 1.8 years
		Probability – SAFE Scenario 1	10.0%
		Probability – SAFE Scenario 2	80.0%
		Probability – SAFE Scenario 3	10.0%
		Risk-adjusted discount rate – SAFE Scenarios 1 through 3	11.0%, respectively

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

4. Fair Value Measurements (cont.)

Where possible, Calidi verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, discount rates, yield curves, credit spreads, measures of volatility and correlations of such inputs. Fair value measurements associated with the CCNPs, term notes payable, and SAFEs were determined based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. Increases or decreases in the fair value of the CCNPs, term notes payable, and the SAFEs can result from updates to assumptions such as the expected timing or probability of a qualified financing event, or changes in discount rates, among other assumptions. Based on management’s assessments of the valuations of the FVO debt instruments and SAFEs performed by Calidi’s valuations specialists, none of the changes in the fair value of those instruments were due to changes in Calidi’s own credit risk for the reporting periods presented. Judgment is used in determining these assumptions as of the initial valuation date and at each subsequent reporting period. Changes or updates to assumptions could have a material impact on the reported fair value, and the change in fair value, of FVO debt instruments and SAFEs and the results of operations in any given period.

The following table presents the changes in fair value of level 3 valued instruments for the three months ended March 31, 2022 (in thousands):

	Contingently convertible notes payable, including accrued interest, at fair value	Term notes payable, including accrued interest, at fair value	SAFEs, at fair value
Balance at January 1, 2022	$1,572	$505	$15,811
Proceeds from issuance	—	—	1,150
Issuance of SAFE in lieu of cash for advisory services			75
Extinguishment of term notes payable	—	(516)	—
Change in fair value, including accrued interest	6	11	636
Balance at March 31, 2022	$1,578	$—	$17,672

The following table presents the changes in fair value of level 3 valued instruments for the three months ended March 31, 2021 (in thousands):

	Contingently convertible notes payable, including accrued interest, at fair value	Term notes payable, including accrued interest, at fair value	SAFEs, at fair value
Balance at January 1, 2021	$9,027	$497	$—
Proceeds from issuance	—	500	100
Allocation of proceeds to warrants at issuance(1)	—	(22)	—
Change in fair value, including accrued interest	60	14	11
Balance at March 31, 2021	$9,087	$989	$111

____________

(1)      Amount represents the issuance date residual value allocated to the freestanding equity classified warrant in accordance with ASC 815 that is not remeasured subsequent to the issuance date.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

5. Selected Balance Sheet Components

Deferred financing costs

The transaction between Calidi and Edoc (as described in Note 1) will be treated as a reverse recapitalization. Accordingly, Calidi has concluded that any direct and incremental costs associated to the business combination, including legal costs and accounting would be deferred as assets and reclassified as a reduction to additional paid-in capital in connection with the completion of the business combination. In the event the business combination is not completed, deferred transaction costs will be expensed. As of March 31, 2022, deferred transaction costs were approximately $1.5 million included in deferred financing costs and other noncurrent assets. There were no deferred transaction costs as of December 31, 2021.

Legal settlement liability

In July 2020, Calidi’s former executive and co-founding shareholder (the “Former Executive”), filed a complaint in the San Diego Superior Court (“the Complaint”) against Calidi and AJC Capital, and Calidi’s current CEO and founding shareholder, asserting breach of contract and declaratory relief and breach of contract (and later amended to include a claim for breach of fiduciary duty) and wrongfully terminated the Former Executive under an employment contract resulting in amounts allegedly owed to the Former Executive. Calidi denied those allegations and filed a cross complaint against the Former Executive for securities fraud, breach of contract, and breach of fiduciary duty.

On March 18, 2021, all parties ultimately settled pursuant to the terms of a Settlement and Mutual Release Agreement (“the Settlement Agreement”), in which the parties agreed to release each other from all claims and agreed to confidentiality, non-disparagement and other covenants. According to the principal terms of the Settlement Agreement, the Former Executive agreed to immediately transfer and assign all patents filed by Calidi during the Former Executive’s employment and otherwise fully cooperate with ongoing patent and intellectual property matters and other company matters, including enter into a voting agreement with the majority shareholders. As part of the Settlement Agreement, Calidi also agreed to pay the Former Executive $1.1 million in cash, with $60,000 payable within 30 days of the Settlement Agreement and $20,000 per month on the same day of each month thereafter until paid in full. Furthermore, if Calidi secures at least $10.0 million in equity financing, as defined in the Settlement Agreement, the then entire unpaid settlement liability amount will become due and payable within 21 days of the equity financing.

As of March 31, 2022 and December 31, 2021, $0.8 million and $0.9 million, respectively, is included in legal settlement liability on the unaudited condensed consolidated balance sheets.

Accrued expenses and other current liabilities

As of March 31, 2022 and December 31, 2021, accrued expenses and other current liabilities were comprised of the following (in thousands):

	March 31, 2022	December 31, 2021
Accrued compensation(1)	$3,269	$2,446
Accrued vendor and other expenses	1,820	1,060
Accrued expenses and other current liabilities	$5,089	$3,506

____________

(1)      Includes deferred compensation for certain executives, deferred board fees for one director and an accrual for a legal proceedings matter with a former employee further discussed in Note 14.

See Note 14 for additional commitments to certain manufacturing vendors.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

6. Machinery and Equipment, net

As of March 31, 2022 and December 31, 2021, machinery and equipment, net, was comprised of the following (in thousands):

	March 31, 2022	December 31, 2021
Machinery and equipment	$1,039	$887
Accumulated depreciation	(437)	(390)
Machinery and equipment, net	602	497
Software development in progress(1)	95	—
Machinery and equipment, net, and construction in progress	$697	$497

____________

(1)      Software development in progress consists of external costs incurred to license and develop Calidi’s financial reporting system intended for internal use. Software development in progress consists of development stage costs which are not amortized until the underlying asset is placed into service.

Depreciation expense amounted to approximately $52,000 and $32,000 for the three months ended March 31, 2022 and 2021, respectively.

7. Related Party Transactions

Calidi has funded its operations to date primarily through private sales of convertible preferred stock, contingently convertible and convertible promissory notes, SAFEs and common stock. These investments have included various related parties, including from AJC Capital and certain directors as further discussed below.

The following table presents the various significant related party transactions and investments in Calidi for the periods presented (in thousands):

Related Party	Description of investment or transaction	March 31, 2022	December 31, 2021
AJC Capital, Directors A, B, and a manager	Convertible notes payable(1)	$765	$1,365
AJC Capital	Warrants issued as consideration to guarantee a line of credit facility between Calidi and a bank(2)	—	—
AJC Capital and Director A	Term notes, including accrued interest, at fair value(3)	—	1,027
AJC Capital and Director A	Term notes, including accrued interest(3)	991	—
AJC Capital	Business loan payable-as guarantor(4)	10	38
AJC Capital, Directors A, D and E, an officer and a manager	Simple agreements for future equity (SAFE), at fair value(5)	1,444	1,417
AJC Capital, Director D	Accounts payable and accrued expenses(6)	157	137
Directors C, D	Contingently convertible notes payable, including accrued interest, at fair value(7)	1,578	1,572
Former Executive	Legal settlement liability(8)	820	880
Director D and Chief Operating Officer	President and Chief Operating Officer(9)	300	—

____________

(1)      See Notes 8 and 10 for full disclosures on debt, including the convertible notes and related conversion of notes into preferred stock by Director A in March 2022.

(2)      In November 2020, Calidi, as the borrower, opened a Line of Credit (“LOC”) with City National Bank (“CNB”) for a borrowing capacity of up to $1.0 million. As a condition of approving the LOC, CNB required a corresponding collateral amount to be provided by AJC Capital in the form of a certificate of deposit in the name of AJC Capital to be held at CNB so long as the LOC remains open, including any amounts borrowed and outstanding under the LOC. As consideration for the collateral provided by AJC Capital to CNB, Calidi issued 2,000,000 warrants to purchase common stock to AJC Capital. See Note 8 for full disclosures around the LOC. This amount represents the value of the November 2020 warrants issued to the CEO as consideration for the collateral with CNB, which was fully amortized when the LOC matured in October 2021. Upon the scheduled maturity, the lender renewed the LOC for another year to October 2022, accordingly the principal amount and the collateral with CNB remained outstanding as of March 31, 2022 and December 31, 2021 (see Notes 8 and 10).

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

7. Related Party Transactions (cont.)

(3)      Term debt in principal amount of $450,000 issued to AJC Capital in May 2020 with 900,000 warrants to purchase common stock and stated interest rate of LIBOR plus 3.0% margin (see Notes 8 and 10). Term debt in principal amount of $500,000, including accrued interest, at fair value, issued in March 2021 to Director A with 1,000,000 warrants to purchase common stock and stated interest rate of LIBOR plus 3.0% margin. See Note 2 for discussion around fair value option of accounting for the term notes. Both term debt notes remain outstanding as of March 31, 2022 and December 31, 2021.

(4)      Principal balance on a business loan payable by Calidi to a bank for which AJC Capital is a guarantor to the bank for the loan (see Note 8), loan remains outstanding as of March 31, 2022 and December 31, 2021.

(5)      See Note 9 for full disclosures around the SAFE instruments.

(6)      Amounts owed to AJC Capital for primarily rent expense for temporary use of personal house for company office space in 2020; in addition, amounts owed to Director D for certain consulting expenses, included in accounts payable and accrued expenses as of March 31, 2022 and December 31, 2021.

(7)      See Note 8 for full disclosures around contingently convertible notes payable, including accrued interest, accounted for using the fair value option. Director C is a partner in a partnership agreement with the Calidi investor who holds the contingently convertible notes issued by Calidi which may deem Director C’s partnership to be the beneficial owner of this contingently convertible note as of March 31, 2022 and December 31, 2021.

(8)      See Note 5 for full disclosure of a settlement liability recorded with a Co-Founder and Former Executive of Calidi.

(9)      On February 1, 2022, Calidi appointed a current board member (Director D referenced above), George K. Ng, as President and Chief Operating Officer of Calidi under an Employment Agreement (the “Ng Agreement”). Under the Ng Agreement, Mr. Ng is entitled to a base annual salary of $450,000, a signing bonus of $300,000, which was accrued as of March 31, 2022, payable in three equal monthly instalments beginning in May 2022, a grant of options to purchase 500,000 shares of Calidi common stock based on standard vesting conditions under the 2019 Equity Incentive Plan at an exercise price of $3.86 per share as determined by the Board of Directors, and acceleration of vesting of certain, previously granted stock options under the 2019 Plan (see Note 11). Mr. Ng is also eligible for an annual bonus of up to 35% of base salary, if approved by the Board of Directors, and standard change in control and severance benefits.

8. Debt

Calidi’s outstanding debt obligations as of March 31, 2022 and December 31, 2021, including related party components, are as follows (in thousands):

	March 31, 2022
	Unpaid Balance	Fair Value Measurements	Discount	Accrued Interest			Net Carrying Value
Convertible notes payable	$765	$—	$—	$	(a	)	$765
Contingently convertible notes payable, including accrued interest, at fair value	1,000	578	—		(b	)	1,578
Term notes payable	1,000	—	—		41		1,041
Loans payable	1,010	—	—		—		1,010
Total debt	$3,775	$578	$—		$41		$4,394
Less: current portion of long-term debt							(4,394)
Long-term debt, net of current portion							$—

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

8. Debt (cont.)

	December 31, 2021
	Unpaid Balance	Fair Value Measurements	Discount	Accrued Interest			Net Carrying Value
Convertible notes payable	$1,365	$—	$—	$	(a	)	$1,365
Contingently convertible notes payable, including accrued interest, at fair value	1,000	572	—		(b	)	1,572
Term notes payable, including accrued interest, at fair value	500	27	(22)		(b	)	505
Term notes payable	500	—			22		522
Loans payable	1,038	—	—		—		1,038
Total debt	$4,403	$599	$(22)		$22		$5,002
Less: current portion of long-term debt							(5,002)
Long-term debt, net of current portion							$—

____________

(a)      Convertible notes payable issued with common stock in lieu of cash interest. See further discussion under Convertible Notes Payable section below.

(b)      Accrued interest is included in fair value measurements for contingently convertible notes payable and term notes payable, at fair value, as applicable, for the periods presented, respectively. See further disclosures under the fair value option of accounting in Note 2, Note 4, Note 8, and applicable sections below.

Scheduled maturities of outstanding debt, net of discounts are as follows (in thousands):

Year Ending December 31:
2022 (April – December)	$3,775

Plus: fair value measurement adjustments	578
Plus: accrued interest	41
Total debt	$4,394

The following discussion includes a description of Calidi’s outstanding debt as of March 31, 2022 and December 31, 2021. The weighted average interest rate related to Calidi’s outstanding debt not accounted for under the fair value option and was 2.6% and 2.7% as of March 31, 2022 and December 31, 2021, respectively. Interest expense related to Calidi’s outstanding debt not accounted for under the fair value option totaled approximately $13,000 and $180,000 for the three months ended March 31, 2022 and 2021, respectively, which is reported within other income and expense, net, in the unaudited condensed consolidated statements of operations. Interest expense includes interest on outstanding borrowings and the amortization of discounts associated with debt issuance costs or from the allocation of proceeds to freestanding common stock or warrants as part of the relevant financing transactions. Interest expense related to debt instruments that are accounted for under the fair value option is presented within the single line of change in fair value of debt or change in fair value of debt — related party, as applicable, in the unaudited condensed consolidated statements of operations.

Convertible Notes Payable

2017 Convertible Note

In March 2017, Calidi issued a $150,000 convertible promissory note (the “2017 Convertible Note”) to a director and related party (see Note 7), with an original maturity date of 6 months from the date of issuance. Calidi issued shares of common stock in lieu of cash interest in the amount of one share of common stock per $1.00 of principal loaned. The value allocated to the common stock was recognized as a debt discount on the 2017 Convertible Note and the amount was insignificant. The 2017 Convertible Note allows the investor, at their election, to convert the principal amount into

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

8. Debt (cont.)

Series A-1 Convertible Preferred Stock at a conversion price of $1.00. At the date of issuance, the estimated fair value of the Series A-1 Convertible Preferred Stock was greater than the effective conversion price, which resulted in Calidi recognizing a BCF on the date of issuance as an additional debt discount with a corresponding increase to additional paid in capital in accordance with ASC 470-20. Both the common stock and BCF debt discounts in the aggregate amounting to the principal amount of $150,000 are fully amortized. See Note 2 regarding the impact of adoption of ASU 2020-06 on January 1, 2021. At the original maturity dates, the respective 2017 Convertible Note was amended to extend the maturity date to December 31, 2021 and were amended again in December 2021 to further extend the maturity date to June 30, 2022. The amendments were accounted for as an extinguishment of the debt, however, as the above discounts were already fully amortized by the original and amended maturity dates, the extinguishment had no impact to the unaudited condensed consolidated financial statements presented herein. In March 2022, the related party investor provided notice and converted the $150,000 balance of the 2017 Convertible Note into 150,000 shares of Series A-1 convertible preferred stock (see Note 10). The contractual conversion was recorded at carrying value and resulted in no gain or loss in the unaudited condensed consolidated statements of operations.

2018 Convertible Notes

Between January 2018 and June 2018, Calidi issued $1.4 million of convertible promissory notes (the “2018 Convertible Notes”) to investors, including to related parties (see Note 7), with original maturity dates of 18 months from the dates of issuance. In lieu of cash interest, Calidi issued to the investors shares of common stock in the amount of four shares of common stock per $1.00 of principal loaned. The value allocated to common stock was determined based on a relative fair value basis resulting in approximately $1.0 million of debt discount to be recognized as interest expense using the effective interest method over the term of the 2018 Convertible Notes. The 2018 Convertible Notes allow the investors, at their election, to convert the principal amount into Series A-2 Convertible Preferred Stock at a conversion price of $1.75. At the date of issuance, the estimated fair value of the Series A-2 Convertible Preferred Stock was greater than the effective conversion price, which resulted in Calidi recognizing a BCF of approximately $0.4 million on the date of issuance as an additional debt discount with a corresponding increase to additional paid in capital in accordance with ASC 470-20. Both the common stock and BCF debt discounts in the aggregate amounting to the principal amount of $0.85 million were fully amortized prior to January 1, 2020. See Note 2 regarding the impact of adoption of ASU 2020-06 on January 1, 2021. At the original maturity dates, the respective 2018 Convertible Notes were amended to extend the maturity dates to December 31, 2021 and were amended again in December 2021 to further extend the maturity dates to June 30, 2022. The amendments were accounted for as an extinguishment of the debt, however, as the above discounts were already fully amortized by the original and amended maturity dates, the extinguishments had no impact to the unaudited condensed consolidated financial statements presented herein. In March 2022, one of the related party investors provided notice and converted $450,000 of the 2018 Convertible Notes to into 257,143 shares of Series A-2 convertible preferred stock (see Note 10). The contractual conversion was recorded at carrying value and resulted in no gain or loss in the unaudited condensed consolidated statements of operations. Calidi was in compliance with applicable debt covenants as of March 31, 2022.

Contingently Convertible Notes Payable, at fair value

2019 Contingently Convertible Notes, at fair value

In 2019, Calidi issued $2.3 million of contingently convertible promissory notes (the “2019 Contingently Convertible Notes” or “2019 CCNPs”) to certain investors, including to related parties (see Note 7), with original maturity dates of 28 to 31 months from the dates of issuance. The 2019 CCNPs accrue interest at 5% per annum, that is due and payable at maturity unless otherwise converted prior to maturity. Calidi may elect to prepay principal and accrued interest at any time. Upon a next equity financing of at least $8.0 million, the principal and accrued interest will automatically convert into the type of stock issued in the financing at the lower price of a per share conversion price equal to: (i) 80% of the per share price paid by investors in the financing; or (ii) 80% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of the amendment, or $2.40

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

8. Debt (cont.)

per share (“valuation cap”). In addition, upon a next equity financing, the investors will be issued a warrant equal to 30% of principal at an exercise price equal to the per share price paid by investors in the financing. These contingent warrants are accounted for when the contingency is resolved, and the contingent warrants are issued. Calidi evaluated whether the 2019 CCNPs’ embedded conversion features contained a BCF in accordance with ASC 470-20 and Calidi determined that a BCF was contingent upon on a qualified financing occurring. Accordingly, pursuant to ASC 470-20, a contingent BCF is not recognized until the contingency is resolved. The contingency had not been resolved as of December 31, 2020. See Note 2 regarding the impact of adoption of ASU 2020-06 on January 1, 2021. Upon the occurrence of a change of control or event of default each investor will receive a cash payment equal the principal and accrued but unpaid interest.

Calidi has elected to measure the 2019 CCNPs, including accrued interest and contingently issuable warrants, using the fair value option under ASC 825 and, as a result, Calidi records any changes in fair value within change in fair value of debt on the consolidated statements of operations. Calidi has elected to also include the component related to accrued interest within the single line of change in fair value of debt and change in fair value of debt — related party on the consolidated statements of operations. See Note 2 under the Fair value option of accounting section and Note 4 for further details.

Prior to January 1, 2021, Calidi repaid certain investors and related party contingently convertible note holders the entire principal balance of $150,000 and an investor elected to convert principal and accrued stated interest balance of $213,300 into shares of common stock.

From August 2021 through December 2021, the $2.0 million of then outstanding unpaid principal balances of the 2019 CCNPs plus accrued interest were exchanged for an equivalent amount of SAFE agreements as described in Note 9. All 2019 CCNP agreements were exchanged into the SAFE agreements, which included the cancellation of applicable contingently issuable warrants upon the exchange to the SAFE agreements (see Note 9).

2020 Contingently Convertible Notes, at fair value

In 2020, Calidi issued $4.0 million in convertible promissory notes to two investors that mature on September 23, 2022 (the “2020 Contingently Convertible Notes” or “2020 CCNPs”). The 2020 CCNPs accrue interest at 5% per annum, compounded yearly, that is due and payable at maturity unless otherwise converted prior to maturity. Calidi may not elect to prepay the principal and interest without the written consent of the lenders. Upon a next equity financing of at least $8.0 million, for the principal and accrued interest through that date, the holder, at their sole election, may exercise the conversion option into the type of stock issued in the financing at the lower price equal to: (i) 70% of the per share price paid by investors in the financing; or (ii) 70% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of issuance; or (iii) $2.00 (“valuation cap”). In addition, upon a next equity financing occurring, the investors will also receive a warrant equal to 30% of principal invested at an exercise price equal to the per share price paid by investors in the financing. These contingent warrants are accounted for when the contingency is resolved, and the contingent warrants are issued. Calidi evaluated whether the 2020 CCNPs contained a BCF in accordance with ASC 470-20 and determined that a BCF that is contingent upon on the next equity financing occurring is not recognized until the contingency is resolved. The contingency had not been resolved as of December 31, 2020. See Note 2 regarding the impact of adoption of ASU 2020-06 on January 1, 2021.

Upon a change of control, the investor will have the option to receive a cash payment equal the principal and accrued interest or convert the principal and accrued interest into shares of Calidi’s preferred stock to be issued, at a per share conversion price equal to: (i) 70% of the implied price per share of such preferred stock from such change of control; or (ii) 70% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of issuance. Upon an event of default, each investor will receive a cash payment equal the principal and accrued interest.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

8. Debt (cont.)

Calidi has elected to measure the 2020 CCNPs, including accrued interest and contingently issuable warrants, using the fair value option under ASC 825 and records all changes in fair value included in change in fair value of debt and change in fair value of debt — related party, on the unaudited condensed consolidated statements of operations. See Note 2 under the Fair value option of accounting section and Note 4 for a full discussion of the valuation methodologies and other details related to the 2020 CCNPs.

In September 2021, $3.0 million unpaid principal balance for one of the 2020 CCNPs plus accrued interest was exchanged for an equivalent amount of a SAFE agreement, which included the cancellation of the applicable contingently issuable warrants upon the exchange into the SAFE (see Note 9). As of March 31, 2022 and December 31, 2021, the remaining $1.0 million in unpaid principal remained outstanding for the 2020 CCNPs with one investor that is also a related party (see Note 7). Calidi was in compliance with applicable debt covenants related to the 2020 CCNPs as of March 31, 2022.

Term Notes Payable

2021 Term Note Payable

In January 2021, Calidi entered into a note agreement with a related party investor and director to borrow up to $500,000 (“2021 Term Note”). In March 2021, Calidi issued the full amount of the 2021 Term Note and concurrently issued warrants to purchase 1,000,000 shares of Calidi common stock at an exercise price of $1.00 per share (see Note 10). The 2021 Term Note bears interest at a rate equal to variable 30-day LIBOR plus 3%, subject to floor of 2% and matures on the earliest of the following: (i) one year from execution of the 2021 Term Note, (ii) Calidi’s completion of certain qualified financings, (iii) the occurrence of a change of control, or (iv) the occurrence of an event of default, as defined in the note agreement.

Upon original issuance, Calidi elected to measure the 2021 Term Note, including accrued interest, using the fair value option under ASC 825 and record all changes in fair value, including accrued interest, in change in fair value of debt — related party on the unaudited condensed consolidated statements of operations. See Note 2 under the Fair value option of accounting section and Note 4 for a full discussion of the valuation methodologies and other details related to the 2021 Term Note.

In March 2022, upon the scheduled maturity of the outstanding 2021 Term Note, the holder and Calidi agreed to extend the maturity date for the 2021 Term Note to the earlier of i) September 30, 2022 or ii) Calidi’s completion of a qualified financing of $5 million or more. All other terms and conditions remained substantially unchanged. The debt amendments occurred at the stated maturity date and resulted in the application of extinguishment accounting in accordance with ASC 470-50. Due to the fair value election, the carrying value of the original term notes equals the fair value at extinguishment date, and as a result, no gain or loss on extinguishment was recorded in the unaudited condensed consolidated statement of operations for the three months ended March 31, 2022.

The extinguishment accounting resulted in an event that requires remeasurement of eligible items at fair value, initial recognition of eligible items, thereby resulting in an election date for the fair value option under ASC 825. Calidi did not elect to measure the amended term notes using the fair value option at the extension date, accordingly, following the extension the amended term notes are accounted for at amortized cost and accrue interest according to the terms of the agreement. As of March 31, 2022 and December 31, 2021, the interest rate of the 2020 Term Notes was 3.4% and 3.1% and the total carrying value, including accrued interest was approximately $516,000 ad $505,000, respectively.

Calidi was in compliance with applicable debt covenants related to the 2021 Term Note as of March 31, 2022.

2020 Term Notes Payable

In 2020, Calidi issued $600,000 of secured term notes payable (the “2020 Term Notes”) to investors, including to related parties (see Note 7). Calidi also issued warrants to purchase 1,050,000 shares of common stock at an

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

8. Debt (cont.)

exercise price of $1.00 per share (see Note 10). The investors of the $450,000 portion of the 2020 Term Notes receive interest at a rate equal to variable 30-day LIBOR plus 3%, subject to floor of 2% and two warrants to purchase shares of Calidi common stock for each dollar of principal invested, while the investors of the remaining $150,000, in lieu of a stated interest rate, received one warrant to purchase shares of Calidi common stock for each dollar of principal invested. The 2020 Term Notes mature on the earliest of the following: (i) one year from execution of the 2020 Term Notes, (ii) Calidi’s completion of certain qualified financings, (iii) the occurrence of a change of control, or (iv) the occurrence of an event of default, as defined in the note agreements. In April 2020, Calidi repaid the principal for one lender within the 2020 Term Notes totalling $100,000 which did not have a stated interest rate.

Upon original issuance, Calidi elected to measure the 2020 Term Notes, including accrued interest, using the fair value option under ASC 825 and record all changes in fair value, including accrued interest, in change in fair value of debt and change in fair value of debt — related party on the unaudited condensed consolidated statements of operations. See Note 2 under the Fair value option of accounting section and Note 4 for a full discussion of the valuation methodologies and other details related to the 2020 Term Notes.

In June 2021, upon the scheduled maturity of the outstanding 2020 Term Notes, the holders and Calidi agreed to extend the maturity dates for all remaining 2020 Term Notes to June 30, 2022, in exchange for 10% of the principal amount in shares of common stock as an extension fee, while all other terms and conditions remained substantially unchanged. The extension fee resulted in the issuance of 50,000 shares of common stock with a fair value of $35,500. The debt amendments were at the stated maturity and resulted in the application of extinguishment accounting in accordance with ASC 470-50. Calidi recorded a loss on debt extinguishment of $35,500 in the consolidated statements of operations based on the difference between the fair value of the amended term notes of approximately $515,000, the fair value of common stock issued of $35,500 and the carrying amount of the original term notes of $515,000. Due to the fair value election, the carrying value of the original term notes equals the fair value at extinguishment date.

The extinguishment accounting resulted in an event that requires remeasurement of eligible items at fair value, initial recognition of eligible items, thereby resulting in an election date for the fair value option under ASC 825. Calidi did not elect to measure the amended term notes using the fair value option at the extension date, accordingly, following the extension the amended term notes are accounted for at amortized cost and accrue interest according to the terms of the agreement. As of March 31, 2022 and December 31, 2021, the interest rate of the 2020 Term Notes was 3.4% and 3.1% and the total carrying value, including accrued interest was $525,000 and $522,000, respectively.

Calidi was in compliance with applicable debt covenants related to the 2020 Term Notes as of March 31, 2022.

Loans Payable

2020 Paycheck Protection Program Loan

In 2020, Calidi received loan proceeds in the amount of $291,060 under the Paycheck Protection Program (“PPP”) (“2020 PPP”) loan through Calidi’s lender, which is guaranteed by the U.S. Small Business Administration (“SBA”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for SBA guaranteed loans to qualifying entities for amounts of up to 2.5 times the average monthly payroll and other eligible expenses of the qualifying entity. The loans and accrued interest are forgivable as long as the borrower submits a timely request and uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the program. The 2020 PPP loan promissory note also contains customary borrower default provisions and lender remedies, including the right of the lender to require immediate repayment in full the outstanding principal balance of the loan with accrued interest. Calidi used the entire 2020 PPP loan proceeds for qualifying expenses.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

8. Debt (cont.)

The 2020 PPP loan accrued simple interest at a rate of 1% percent per annum and had an original maturity date of April 16, 2022. In May 2021, Calidi was notified by the lender and through the SBA that the 2020 PPP loan, together with all accrued interest, amounting to approximately $294,000 had been fully forgiven under the provisions of the PPP program. Calidi continued to accrue interest on the 2020 PPP loan until the forgiveness date. Calidi recorded a gain on extinguishment of debt of approximately $294,000 for the 2020 PPP Loan, including accrued interest, during the year ended December 31, 2021.

2021 Paycheck Protection Program Loan

On March 11, 2021, Calidi received its second PPP loan in the principal amount of $379,200 (“2021 PPP”). The 2021 PPP loan bears interest at a rate of 1% per annum and matures on March 11, 2026. Under the provisions of the 2021 PPP loan, the principal amount and accrued interest was subject to forgiveness by the SBA. In October 2021, Calidi was notified by the lender and through the SBA that the 2021 PPP loan, together with all accrued interest, had been fully forgiven under the provisions of the PPP program. Calidi recorded a gain on extinguishment of debt of approximately $381,000 for the 2021 PPP Loan, including accrued interest, during the year ended December 31, 2021.

2020 Business Loan

In 2020, Calidi entered into a Business Loan and Security Agreement with a lender (the “2020 Business Loan”). The principal amount of the 2020 Business Loan is $150,000, payable in instalments of $10,083 per month, until maturity date of 18 months from date of issuance at an effective annual interest rate of approximately 25.1%. The 2020 Business Loan is collateralized by Calidi’s assets and guaranteed by its largest shareholder and CEO, who is an assigned guarantor (see Note 7). As of March 31, 2022 and December 31, 2021, the carrying value of the 2020 Business Loan was approximately $10,000 and $38,000 respectively, net of origination fees, and Calidi was in compliance with applicable debt covenants as of March 31, 2022.

2020 Line of Credit

In 2020, Calidi opened a line of credit with a third-party bank for a borrowing capacity of up to $1.0 million (“2020 Line of Credit” or “LOC”). All principal amounts borrowed on the 2020 Line of Credit, including any accrued paid unpaid interest, was to mature on October 26, 2021, and any amounts borrowed may be repaid by Calidi without penalty at any time before maturity. In 2021, Calidi borrowed the full $1.0 million that was available under its 2020 Line of Credit which remained outstanding as of March 31, 2022 and December 31, 2021. The amounts borrowed bear interest at a monthly rate of 1.6% applied to the outstanding principal balance multiplied by the actual number of days the principal balance is outstanding, such interest payments are due monthly. As of March 31, 2022, Calidi was in compliance with applicable covenants of the 2020 Line of Credit.

As a condition of approval of the 2020 Line of Credit, the bank required collateral to be provided by AJC Capital to the bank held in the name of AJC Capital. As consideration for the AJC Capital collateral provided to the bank, Calidi issued to the shareholder warrants to purchase 2,000,000 shares of common stock at an exercise price of $1.00 per share (see Notes 5 and 7).

In October 2021, upon the scheduled maturity, the lender renewed the 2020 Line of Credit for another year to October 29, 2022, with substantially the same terms and condition. Calidi performed a borrowing-capacity analysis in accordance with ASC 470-50 and determined that the borrowing capacity of the amended LOC exceeds the borrowing capacity under the original LOC. There were no unamortized costs or new lender fees relating to the renewal and, therefore, the entire $1.0 million principal balance was carried forward as of the renewal date and remains outstanding as of March 31, 2022.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

9. Simple Agreement for Future Equity

2022 SAFEs

From January 2022 through March 31, 2022, Calidi entered into SAFE agreements with various investors to raise aggregate proceeds of approximately $1.2 million (“2022 SAFEs”) of which approximately $0.1 was provided in advisory services in lieu of cash. The 2022 SAFEs have no maturity dates and bear no interest. Upon a qualified financing, as defined in the agreements, which includes a capital raise equal to or greater than $10.0 million, the purchase amounts under the 2022 SAFEs will automatically convert into the type of stock issued in the financing at a defined conversion price, generally equal to the number of shares resulting from the purchase amount of the SAFE divided by a discount ranging from 70% to 80% of the per share price paid by investors in the financing. Other conversion events include a SPAC merger, a change of control or an initial public offering (“IPO”). Upon an event of dissolution and to the extent sufficient funds are available, the holders of the 2022 SAFEs, on a pari passu basis with the holders of Convertible Preferred Stock, shall be entitled to receive a cash payment equal the purchase amount, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of common stock.

2021 SAFEs

From March 2021 through year ended December 31, 2021, Calidi entered into SAFE agreements with various investors and related parties to raise aggregate proceeds of $7.9 million (“2021 SAFEs”). The 2021 SAFEs have no maturity dates and bear no interest. Upon a qualified financing, as defined in the agreements, which includes a capital raise equal to or greater than $10.0 million, the purchase amounts under the 2021 SAFEs will automatically convert into the type of stock issued in the financing at the greater number of shares resulting from, i) the purchase amount of the SAFE divided by 80% of the per share price paid by investors in the financing, or ii) the purchase amount of the SAFE divided by $3.62 per share. Other conversion events include a SPAC merger, a change of control or an initial public offering (“IPO”). Upon an event of dissolution and to the extent sufficient funds are available, the holders of the 2021 SAFEs, on a pari passu basis with the holders of Convertible Preferred Stock, shall be entitled to receive a cash payment equal the purchase amount, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of common stock.

In June 2021, Calidi amended certain outstanding 2021 SAFEs to align the conversion prices with those above. The amendments were determined to be a substantial change in the original instrument and resulted in the application of extinguishment accounting. Although the 2021 SAFE amendments were determined to contain a substantial change from the original instrument and resulted in the application of extinguishment accounting, because of the valuation technique used described in Note 4, the derived fair values were not impacted by the amendment, resulting in no gain or loss on extinguishment.

Exchange of CCNPs to SAFEs (“CCNP Conversions”)

As described in Note 8, from August 2021 through December 2021, of the $6.0 million aggregate in principal amount outstanding, which had previously been purchased by investors in the 2020 and 2019 CCNPs, $5.0 million in principal amount, plus accrued interest, were exchanged for SAFE instruments similar in terms and conditions to the 2021 SAFE instruments described above, except for the valuation caps, which were retained in the conversion as per the issuance terms of the 2020 and 2019 CCNPs (see Note 8). This exchange is collectively referred to as the “CCNP conversions”. Upon completion of the CCNP conversions, the 2020 and 2019 CCNPs were terminated and cancelled, including any rights to contingent warrants, which were also cancelled without future rights to any warrants and resulted in the application of extinguishment accounting of the 2020 and 2019 CCNPs.

Calidi recorded a loss on debt extinguishment of approximately $0.7 million based on the difference between the fair value of $6.2 million of the newly issued SAFEs in the CCNP conversions and the carrying amount of $5.5 million of the 2020 and 2019 CCNPs at the conversion date. Due to the fair value election of the 2020 and 2019 CCNPs, the carrying value equals the fair value at the extinguishment date.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

9. Simple Agreement for Future Equity (cont.)

As of March 31, 2022 and December 31, 2021, one related party investor holds the remaining $1.0 million in principal amount of the 2020 CCNPs has elected not to convert to a SAFE instrument. The one related party still retains the 2020 CCNP instrument, including contingently issuable warrants and accrued interest, as per the original terms, which has a scheduled maturity in September 2022 (see Notes 7 and 8). There can be no assurance that the remaining investor will convert to a SAFE instrument prior to the maturity of the 2020 CCNP.

All of the issued SAFEs represent obligations that Calidi must settle by issuing a variable number equity shares based on a fixed monetary value at the inception of the SAFE based on the amount invested. Therefore, the SAFEs are classified as mark-to-market liabilities pursuant to ASC 480 in current liabilities because of the anticipated settlement or conversion of the SAFEs based on Calidi’s expectation of a completion of a qualified financing in the next twelve months. Calidi records the changes in fair value of all SAFEs each reporting period in change in fair value of debt and change in fair value of debt — related party, on the consolidated statements of operations. See Note 2 under the Fair value measurements section and Note 4 for a full discussion of the valuation methodologies and other details related to SAFE instruments.

10. Convertible Preferred Stock, Common Stock and Stockholders’ Deficit

Convertible Preferred Stock

Pursuant to the Second Amended and Restated Articles of Incorporation filed on February 10, 2022 (“the Second Amended Articles”), Calidi is authorized to issue a total of 40,000,000 shares of preferred stock, par value $0.0001 per share.

During the three months ended March 31, 2022, Calidi issued 150,000 shares of Series A-1 and 257,143 shares of Series A-2 convertible preferred stock in connection with the conversion of the 2017 Convertible Note and a certain 2018 Convertible Note, respectively, issued to a related party (see Note 8).

The authorized, issued and outstanding shares and other information related to Calidi’s Convertible Preferred Stock is presented below as follows (in thousands, except share amounts):

	March 31, 2022
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Founders	10,500,000	10,402,285	$2,080	$1,354
Series A-1	5,000,000	4,316,400	4,316	3,871
Series A-2	4,000,000	2,544,883	4,454	4,376
	19,500,000	17,263,568	$10,850	$9,601
	December 31, 2021
	Shares Authorized		Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Founders	10,500,000		10,402,285	$2,080	$1,354
Series A-1	(a	)	4,166,400	4,166	3,721
Series A-2	(a	)	2,287,740	4,004	3,926
Series B	20,000,000		—	—	—
	30,500,000	(a)	16,856,425	$10,250	$9,001

____________

(a)      Prior to the Second Amended Articles and of the 40,000,000 total shares of preferred stock authorized, 9,000,000 shares were designated as Series A preferred stock which may be used in aggregate for purposes of issuances of Series A-1 and Series A-2 convertible preferred stock, and 20,000,000 were designated as Series B convertible preferred stock. The Series B convertible preferred stock was cancelled pursuant to the filing of the Second Amended Articles.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

10. Convertible Preferred Stock, Common Stock and Stockholders’ Deficit (cont.)

Dividends

There is no stated per annum dividend rate within the Convertible Preferred Stock agreements. When or if a dividend is declared by the board of directors, the holders of the outstanding shares of Convertible Preferred Stock are entitled to first receive a dividend at least equal to the dividend payable on common stock as if all Convertible Preferred Stock had been converted to common stock. Since inception and through the date of this Report, no cash dividends have been declared or accrued.

Liquidation preferences

In the event of any liquidation or deemed liquidation event such as dissolution, winding up, or loss of control, either voluntary or involuntary, the holders of Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds to the holders of common stock, an amount equal to the Convertible Preferred Stock original issue price plus any declared and unpaid dividend or such amount per share were the Convertible Preferred Stock be converted into common stock. Liquidation payments to the holders of Convertible Preferred Stock have priority and are made in preference to any payments to the holders of common stock. The liquidation preferences as of March 31, 2022 and December 31, 2021 are reported above.

Voting rights

The holder of each share of Convertible Preferred Stock is entitled to one vote for each share of common stock into which it would convert.

At any time when at least 25% of the initially issued shares of the Founders convertible preferred stock remain outstanding, approval of a majority of the Founders convertible preferred stock is required for certain matters, as defined in the Amended Articles, such as (a) amending Calidi’s Certificate of Incorporation which alter the terms of the Founders convertible preferred stock in an adverse manner, (b) an increase or decrease the authorized numbers of shares of any stock, (c) the authorization or creation any new class of stock that are senior to the existing Convertible Preferred Stock, (d) the redemption or repurchase of any shares of stock, (e) the declaration or payment any dividend or otherwise make a distribution to shareholders, (f) the increase or decrease the number of directors of Calidi, or (g) the consent, agree or commit to a liquidation or deemed liquidation event.

Conversion

The shares of Convertible Preferred Stock are convertible into one share of common stock at any time, at the option of the holder, subject to certain antidilutive adjustments, including stock splits, combinations, common stock dividends and distributions, reclassification, recapitalization, merger, and consolidation. The conversion ratio is equal the original issuance price of the respective preferred shares which is $0.20 for Founders convertible preferred stock, $1.00 for Series A-1 convertible preferred stock and $1.75 for Series A-2 convertible preferred stock.

All of the Convertible Preferred Stock shares would automatically convert into the number of shares of common stock determined in accordance with the conversion rate upon any of the following: (a) by vote or written consent of a majority of the holders of the outstanding Convertible Preferred Stock or (b) upon the closing of an initial public offering.

Calidi evaluated whether the Convertible Preferred Stocks embedded optional and automatic conversion features represented a BCF in accordance with ASC 470-20 and determined that the optional conversion features were not beneficial to the holder at the time of the Convertible Preferred Stocks respective original issuance dates. In addition, the automatic conversion features which are contingent upon on the occurrence of a future event resulted in contingent BCFs at the Convertible Preferred Stock issuance dates, however, in accordance with ASC 470-20, a contingent BCF is not recognized until the contingency is resolved. See Note 2 regarding the impact of adoption of ASU 2020-06 on January 1, 2021.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

10. Convertible Preferred Stock, Common Stock and Stockholders’ Deficit (cont.)

Common Stock

Pursuant to the Second Amended Articles, Calidi is authorized to issue 120,000,000 shares of common stock, par value $0.0001 per share, of which 20,322,754 and 19,928,108 shares were issued and outstanding as of March 31, 2022 and December 31, 2021, respectively. Since inception to date, no dividends have been declared or paid. Issuance costs related to common stock issuances during all periods presented were immaterial.

During the three months ended March 31, 2022, Calidi issued 263,646 shares of common stock from exercises of stock options (see Note 11) and 131,000 shares of common stock related for certain services in lieu of cash. During the three months ended March 31, 2021, Calidi raised $35,000 through the issuance of 35,000 shares of common stock.

As of March 31, 2022, common stock reserved for future issuance consisted of the following:

Conversion of convertible preferred stock	17,263,568
Common stock warrants outstanding	4,050,000
Conversion of convertible notes payable	437,143
Common stock options issued and outstanding	24,046,333
Shares available for future issuance under the 2019 Equity Incentive Plan	590,021
46,387,065

Warrants

2021 Term Note Warrants

In connection with the 2021 Term Notes Payable financings discussed in Note 8, Calidi issued warrants to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share (“2021 Term Note Warrants”). The 2021 Term Note Warrants shall terminate and expire upon the earliest to occur of the following: i) on the tenth anniversary of the issuance date or ii) a completion of an IPO under the Securities Act of 1933 or consummation of a deemed liquidation event as defined in the Amended Articles. The Note Warrants are classified as equity in accordance with ASC 815. Calidi has elected to measure the 2021 Term Notes Payable using the fair value option under ASC 825 discussed in Notes 2 and 6. Accordingly, Calidi allocated the proceeds from the 2021 Term Notes Payable to the associated 2021 Term Note Warrants based on the residual method of allocation prescribed by ASC 815. This resulted in approximately $22,000 of residual value being allocated to the 2021 Term Note Warrants with a corresponding increase to additional paid in capital on date of issuance.

2020 Term Note Warrants

In connection with the 2020 Term Notes Payable financings discussed in Note 8, Calidi issued warrants to purchase 1,050,000 shares of common stock at an exercise price of $1.00 per share (“2020 Term Note Warrants”). The 2020 Term Note Warrants shall terminate and expire upon the earliest to occur of the following: i) on the tenth anniversary of the issuance date or ii) a completion of an IPO under the Securities Act of 1933 or consummation of a deemed liquidation event as defined in the Amended Articles. The 2020 Note Warrants are classified as equity in accordance with ASC 815. Calidi has elected to measure the 2020 Term Notes Payable using the fair value option under ASC 825 discussed in Notes 2 and 8. Accordingly, Calidi allocated the proceeds from the 2020 Term Notes Payable to the associated 2020 Term Note Warrants based on the residual method of allocation prescribed by ASC 815. This resulted in approximately $63,000 of residual value being allocated to the 2020 Term Note Warrants with a corresponding increase to additional paid in capital on date of issuance.

2020 LOC Warrants

In connection with the 2020 Line of Credit discussed in Note 8, Calidi issued warrants to purchase 2,000,000 shares of common stock at an exercise price of $1.00 per share (“2020 LOC Warrants”). The 2020 LOC Warrants have a

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

10. Convertible Preferred Stock, Common Stock and Stockholders’ Deficit (cont.)

termination provision and are equity classified similar to the provisions of 2020 Term Note Warrants. At the time of issuance, the fair value of the 2020 LOC Warrants was estimated to be $634,000 and recorded as a deferred financing fee with a corresponding increase to additional paid in capital. This amount was included within deferred financing fees and other noncurrent assets on the unaudited condensed consolidated balance sheet and is being amortized to interest expense in the unaudited condensed consolidated statements of operations over the term of the 2020 Line of Credit (see Note 8).

The estimated fair value of the 2020 LOC Warrants was determined using the Black-Scholes option pricing model which, among other factors, utilized key inputs such as the share price of the underlying common stock at the valuation date, the exercise price, the expected life of the 2020 LOC Warrants, which were estimated to be the at the future liquidity event that would result in the termination of the warrant, risk-free interest rates, expected dividends and expected volatility commensurate with the expected life. The determination of the 2020 LOC Warrants fair values is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If Calidi had made different assumptions, its 2020 LOC Warrants fair values and the resulting financial statement impacts from those values may have been significantly different.

There was no warrant activity during the three months ended March 31, 2022. As of March 31, 2022 and December 31, 2021, there was an aggregate of 4,050,000 warrants issued and outstanding at an exercise price of $1.00 per share and weighted average remaining contractual life (in years) of 8.62 and 8.87, respectively.

11. Stock-Based Compensation

Equity Incentive Plans

Prior to January 1, 2019, Calidi had adopted the 2016 Stock Option Plan (the “2016 Plan”) under which Calidi was authorized to grant stock options, restricted stock, a stock appreciation right, or a restricted stock unit award. In June 2019, Calidi reincorporated in Nevada and adopted the 2019 Equity Incentive Plan (the “2019 Plan”) to replace the 2016 Plan. Other than the change of plan name and incorporation state, all the terms of the 2016 Plan were carried over into the 2019 Plan. In adopting the 2019 Plan, Calidi terminated the 2016 Plan and may no longer grant any additional stock options or sell any stock under restricted stock purchase agreements under the 2016 Plan; however, stock options issued under the 2016 Plan will continue to be in effect in accordance with their terms and the terms of the 2019 Plan, which are substantially the same terms as the 2016 Plan, until the exercise or expiration of the individual options awards.

The 2019 Plan reserved the right for the Board of Directors as the administrator of the plans (the “Administrator”) to issue up to 20,000,000 of equity awards, which was increased to up to 25,000,000 in April 2021, including stock options (“Options”), restricted stock awards (“Restricted Stock”), dividend equivalents award, a stock payment award, restricted stock units (“RSUs”) or stock appreciation rights (“SARs”), (collectively “Awards”), according to its discretion. Awards may be granted under the 2019 Plan to Calidi employees, directors, and consultants. To date, however, the Administrator has not issued any Restricted Stock, RSUs, dividend equivalents awards, stock payment awards or SARs. Options remain as the sole outstanding type of award under both Plans.

Awards may vest and thereby become exercisable or have restrictions on forfeiture lapse on the date of grant or in periodic instalments or upon the attainment of performance goals, or upon the occurrence of specified events depending on the Administrator’s discretion. The Administrator has broad authority to determine the terms and conditions of any Award granted pursuant to the 2019 Plan including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof as the Administrator, in its sole discretion may determine.

No Awards may be granted under the 2019 Plan with a term of more than ten years and no Awards granted may be exercised after the expiration of ten years from the date of grant.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

11. Stock-Based Compensation (cont.)

Stock Options

Options granted under the 2019 Plan may be either “incentive stock options” within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”), or “non-qualified” stock options that do not qualify incentive stock options. Incentive stock options may be granted only to Calidi employees and employees of domestic subsidiaries, as applicable. The exercise price of stock options shall be equal to or greater than the fair market value of Calidi common stock on the date the option is granted. In the case of an optionee who, at the time of grant, owns more than 10% of the combined voting power of all classes of Calidi stock, the exercise price of any incentive stock option must be at least 110% of the fair market value of the common stock on the grant date, and the term of the option may be no longer than five years. The aggregate fair market value of common stock (determined as of the grant date of the option) with respect to which incentive stock options become exercisable for the first time by an optionee in any calendar year may not exceed $100,000, otherwise it will be classified as a Non-Qualified Stock Option.

The exercise price of an option may be payable in cash or in common stock, or in a combination of cash and common stock, or other legal consideration for the issuance of stock as the Board or Administrator may approve.

Generally, options vest over four years and will be exercisable only while the optionee remains an employee, director or consultant, or during the three months thereafter, but in the case of the termination of an employee, director, or consultant’s services due to death or disability, the period for exercising a vested option shall be extended to the earlier of twelve months after termination or the expiration date of the option. Certain option awards provide for accelerated vesting if there is a change in control as defined in the 2019 Plan.

Option awards activity

A summary of the 2019 Plan option activity and related information follows (in thousands except weighted average exercise price):

	Shares Available for Grant	Number of Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balance at January 1, 2022	3,014	21,886	$0.63	$5,392
Options granted	(2,530)	2,530	$3.86	—
Options exercised	—	(264)	$0.43	—
Options forfeited or cancelled	106	(106)	$1.00	—
Balance at March 31, 2022	590	24,046	$0.97	$5,300
Exercisable at March 31, 2022		15,494	$0.48	$4,924

Additional information regarding Calidi’s outstanding stock options is summarized below:

	Options Outstanding at March 31, 2022
Exercise Prices	Number of Shares (in thousands)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.20 – 0.25	10,999	4.86	$0.25
$0.75 – 1.00	9,175	8.19	$0.94
$1.67	1,342	9.50	$1.67
$3.86	2,530	9.86	$3.86
$0.20 – 3.86	24,046	7.79	$0.97

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

11. Stock-Based Compensation (cont.)

Calidi recorded stock-based compensation expense in the following categories on the accompanying unaudited condensed consolidated statements of operations for the three months ended March 31, 2022 and 2021 (in thousands):

	Three Months Ended March 31,
	2022	2021
Research and development	$69	$44
General and administrative(1)	1,397	187
Total stock-based compensation expense	$1,466	$231

____________

(1)      Three months ended March 31, 2022 includes a noncash compensation charge of approximately $652,000 for certain stock options that were accelerated as to vesting in connection with employment agreements entered into or amended with certain executives. This acceleration charge was accounted for as a modification under ASC 718. No such modification or acceleration charge occurred during the three months ended March 31, 2021.

As of March 31, 2022, the total unamortized stock-based compensation expense related to stock options was approximately $10.6 million expected to be amortized over an estimated weighted average life of 2.92 years. The weighted-average estimated fair value of stock options with service-conditions granted during the three months ended March 31, 2022 and 2021 was $2.84 and $0.44 per share, respectively, using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Three Months Ended March 31,
	2022	2021
Expected life (in years)	6.02	6.02
Risk-free interest rates	2.38%	1.15%
Volatility	88.0%	78.8%
Dividend yield	0.0%	0.0%

The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If Calidi had made different assumptions, its stock-based compensation expense and net loss for the three months ended March 31, 2022 and 2021 may have been significantly different.

Calidi does not recognize deferred income taxes for incentive stock option compensation expense and records a tax deduction only when a disqualified disposition has occurred.

12. Customer Contracts

On June 22, 2021, Calidi entered into a research collaboration agreement (the “Research Collaboration Agreement” or “Agreement No. 1”) with a customer (the “Customer”), to perform certain tests on three different grade stem cell lines with the purpose of exploring the in-vitro feasibility amplification potential of the Customer’s own oncolytic adenovirus in development. In consideration for Calidi’s services, the Customer paid Calidi a one-time upfront payment of $44,000 for those services.

On October 4, 2021, Calidi and the Customer entered into Amendment No. 1 of the Research Collaboration Agreement (“Amendment No. 1”) whereby Calidi agreed to perform certain in-vivo therapeutic efficacy tests of the Customer’s oncolytic adenovirus, as defined in Amendment No. 1. In consideration for Calidi’s services, the Customer agreed to pay $450,000, of which $225,000 was paid within ten days of the execution of Amendment No. 1 and the remaining $225,000 was paid within ten days of Calidi’s submission of a final report to the Customer, which was delivered and paid in January 2022.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

12. Customer Contracts (cont.)

Calidi analyzed Agreement No. 1 and Amendment No. 1 in accordance with ASC 808 and ASC 606 and concluded that the agreements represent customer relationship contracts measured under the scope of ASC 606 and accounted for Amendment No. 1 as a contract modification that qualified as a separate contract measured under the requirements of ASC 606.

The services under Agreement No. 1 required Calidi to deliver a cytotoxicity profile of the stem cell lines and the viral amplification data to the Customer, which represented one combined performance obligation. In consideration for Calidi’s services, the Customer paid Calidi a one-time upfront payment of $44,000, which was identified as the entire transaction price and allocated to the single combined performance obligation.

The services under Amendment No.1 required Calidi to deliver a final report consisting of the results of certain in-vivo therapeutic efficacy tests of the Customer’s oncolytic adenovirus, which also represented one performance obligation. Calidi recognizes revenue on its single performance obligation over the period during which the services are being performed for the Customer, which is the generation of data provided to the Customer as the work progressed on multiple in-vivo therapeutic efficacy tests for the Customer’s own oncolytic adenovirus. In consideration for Calidi’s services, the Customer agreed to pay Calidi a total of $450,000, which was identified as the entire transaction price and allocated to the single combined performance obligation.

Revenue related to the performance obligations was recognized over time as the services were performed, based on Calidi’s progress to satisfy the performance obligations. For the year ended December 31, 2021, Calidi recognized an aggregate $449,000 as service revenues under Agreement No. 1 and Amendment No. 1.

During the year ended December 31, 2021, there was $180,000 of revenue recognized, prior to contractual billings with the Customer under Amendment No.1. As Calidi expected to have an unconditional right to receive the consideration in the next twelve months, this contractual asset was included in prepaid expenses and other current assets in Calidi’s consolidated balance sheet as of December 31, 2021. As of March 31, 2022, the contractual asset was offset by the scheduled billing and collection of the remaining $225,000 under Amendment No. 1. Accordingly, for the three months ended March 31, 2022, the project under Amendment No. 1 was completed and Calidi recognized the remaining $45,000 of service revenues in that period.

13. Income Taxes

The provision for income taxes for interim periods is determined using an estimated annual effective tax rate in accordance with ASC 740-270, Income Taxes, Interim Reporting. The effective tax rate may be subject to fluctuations during the year as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as valuation allowances against deferred tax assets, the recognition or de-recognition of tax benefits related to uncertain tax positions, if any, and changes in or the interpretation of tax laws in jurisdictions where Calidi conducts business.

For the three months ended March 31, 2022 and 2021, Calidi did not record any U.S. federal or state income tax provision or benefit due to net losses incurred for all periods presented. Calidi’s net deferred tax assets generated mainly from net operating losses are fully offset by a valuation allowance as Calidi believes it is not more likely than not that the benefit will be realized. StemVac’s income tax provision in Germany for all periods presented was insignificant.

14. Commitments and Contingencies

Operating and financing leases

In November 2020, Calidi entered into an operating lease agreement for its corporate headquarters and laboratory space in La Jolla, California, which expired on March 31, 2022. On April 1, 2022, Calidi renewed its operating lease agreement which expires on July 31, 2022. Monthly rental payments of $55,854 commenced in April 2022 and Calidi granted 25,000 stock options to the lessor which will vest on July 31, 2022. Calidi is also party to certain financing leases for machinery and equipment (see Note 6).

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

14. Commitments and Contingencies (cont.)

The following table presents supplemental cash flow information related to operating and finance leases for the three months ended March 31, 2022 and 2021 (in thousands):

	Three Months Ended March 31,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$88	$73
Operating cash flows from finance leases	3	1
Financing cash flows from finance leases	7	11
Right-of-use assets obtained in exchange for lease obligation:
Operating lease	$—	$—

The following table presents supplemental balance sheet information related to operating and finance leases as of the periods presented (in thousands, except lease term and discount rate):

	March 31, 2022	December 31, 2021
Operating leases
Right-of-use assets, net	$7	$88

Right-of-use lease liabilities, current	$3	$90
Right-of-use lease liabilities, noncurrent	4	5
Total operating lease liabilities	$7	$95

Finance Leases
Machinery and equipment, gross	$203	$205
Accumulated depreciation	(131)	(119)
Machinery and equipment, net	$72	$86

Current liabilities	$43	$46
Noncurrent liabilities	34	38
Total finance lease liabilities	$77	$84

Weighted average remaining lease term
Operating leases	2.3 years	0.5 years
Finance leases	2.3 years	2.7 years

Weighted average discount rate
Operating leases	3.00%	5.70%
Finance leases	18.06%	17.46%

The following table presents future minimum lease commitments as of March 31, 2022 (in thousands):

	Operating Leases	Financing Leases
Year Ending December 31,
2022 (April – December)	$2	$48
2023	3	28
2024 and thereafter	2	19
Total minimum lease payments	7	95
Less: amounts representing interest	—	(18)
Present value of net minimum lease payments	$7	$77

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

14. Commitments and Contingencies (cont.)

Litigation — General

Calidi is subject to various claims and contingencies in the ordinary course of its business, including those related to litigation, business transactions, employee-related matters, and other matters. At each reporting date, Calidi evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, Calidi will record a liability for the loss. If the loss is not probable or the amount of the loss cannot be reasonably estimated, Calidi discloses the claim if the likelihood of a potential loss is reasonably possible, and the amount involved could be material. Calidi expenses the costs related to legal proceedings as incurred. See Note 5 for a lawsuit that was settled in March 2021 and a former employee legal proceedings matter discussed below. Other than the matter discussed below, Calidi is not currently party to any material legal proceedings.

Legal proceedings

On November 19, 2021, Calidi terminated an at-will employee (“former employee”). On November 24, 2021, Calidi received a demand letter from the former employee’s attorney alleging monetary damages, primarily relating to wrongful termination and breach of an advisory contract. On December 10, 2021, Calidi filed a lawsuit in San Diego Superior Court against the former employee for misappropriation of Calidi confidential information. On February 8, 2022, Calidi was served by the former employee with a counter lawsuit filed in San Diego Superior Court, alleging, among other things, wrongful termination, breach of contract, breach of implied covenant of good faith and fair dealing, and intentional infliction of emotional distress.

As of March 31, 2022 and December 31, 2021, Calidi accrued approximately $256,000 as a liability to the former employee, the amount considered to be probable and estimable on this matter in accordance with ASC 450, Contingencies, included in accrued expenses and other current liabilities. While Calidi is unable to provide any assurances as to the ultimate outcome of this matter, Calidi believes the allegations in the former employee’s cross complaint are without merit, and Calidi intends to vigorously defend against them. Calidi is currently unable to estimate the costs and timing of litigation, if any, including any potential damages beyond what has already been accrued if the former employee were to prevail on the claims.

On July 19, 2016, Calidi entered into a Partnership Agreement between certain physicians (the “Physicians”, as independent contractors) and Calidi for the Physicians to provide certain clinical trial services to Calidi. In connection with the Partnership Agreement, Calidi granted the Physicians stock options as consideration for those services to be performed consistent with Calidi’s standard stock option vesting terms. On March 21, 2018, Calidi terminated the Partnership Agreement by delivering a written notice of termination. Pursuant to the terms of the stock option agreements and Calidi’s Equity Incentive Plan (the “Plan”), the Physicians had three months from the termination date to exercise their vested stock options before those options would automatically expire and cancel unexercised, while all unvested stock options are forfeited immediately on the termination date. The Physicians did not elect to exercise any of their vested options thereby resulting in full cancellation of those options in accordance with the Plan.

On March 14, 2022, the Physicians filed a lawsuit against Calidi in San Diego Superior Court, seeking, among other claims, declaratory relief and claiming that the stock options granted to them pursuant to the Partnership Agreement, have not expired and remain exercisable by the Physicians. The Physicians are claiming 3,000,000 in vested stock options to be valid and exercisable, even though the Physicians have not provided any services to Calidi since the March 2018 termination date. Motion and settlement proceedings are ongoing between the parties and no trial date has been set by the court.

While Calidi is unable to provide any assurances as to the ultimate outcome of this matter, Calidi believes the allegations in the Physician’s complaint are without merit, and Calidi intends to vigorously defend against them. Calidi is currently unable to estimate the costs and timing of litigation, if any, including any potential damages if the Physicians were to prevail on the claims.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

14. Commitments and Contingencies (cont.)

Tax Filings

Calidi tax filings are subject to audit by taxing authorities in jurisdictions where it conducts business. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities or potentially through the courts. Management believes Calidi has adequately provided for any ultimate amounts that are likely to result from these audits; however, final assessments, if any, could be significantly different than the amounts recorded in the unaudited condensed consolidated financial statements.

Employment Contracts

Calidi has entered into employment and severance benefit contracts with certain executive officers and other employees. Under the provisions of the contracts, Calidi may be required to incur severance obligations for matters relating to changes in control, as defined, and certain terminations of those executives and employees. As of March 31, 2022 and December 31, 2021, other than the matter described above under Legal Proceedings, Calidi had not accrued any such benefits.

Manufacturing contracts

In June 2020, Calidi entered into a manufacturing agreement (“Manufacturing Agreement”) with a third party manufacturer in China to produce Calidi’s oncolytic vaccinia virus under cGMP conditions for use in Calidi’s planned clinical trial of its SNV-1 program. Calidi’s total financial commitment under the Manufacturing Agreement is approximately $880,000, as amended for change orders. As of March 31, 2022, Calidi had incurred approximately $493,000 under the Manufacturing Agreement included in accounts payable and accrued expenses and other current liabilities and expects to incur the remaining amount in 2022.

During the three months ended March 31, 2022, Calidi entered into additional manufacturing agreements with City of Hope for SNV1 and NNV1 programs (“COH Agreements”), amounting to $1.4 million in aggregate commitments. As of March 31, 2022, Calidi had incurred approximately $669,000 under the COH Agreements included in accounts payable and accrued expenses and other current liabilities and expects to incur the remaining amount in 2022

License Agreement with City of Hope and the University of Chicago

See Note 3 for additional for commitments under these agreements.

Indemnification

In the normal course of business, Calidi may provide indemnification of varying scope under Calidi’s agreements with other companies or consultants, typically Calidi’s clinical research organizations, investigators, clinical sites, suppliers and others. Pursuant to these agreements, Calidi will generally agree to indemnify, hold harmless, and reimburse the indemnified parties for losses and expenses suffered or incurred by the indemnified parties arising from claims of third parties. Indemnification provisions could also cover third party infringement claims with respect to patent rights, copyrights, or other intellectual property pertaining to Calidi. Calidi’s office and laboratory facility leases also will generally contain indemnification obligations, including obligations for indemnification of the lessor for environmental law matters and injuries to persons or property of others, arising from Calidi’s use or occupancy of the leased property. The term of these indemnification agreements will generally continue in effect after the termination or expiration of the particular research, development, services, lease, or other agreement to which they relate. The potential future payments Calidi could be required to make under these indemnification agreements will generally not be subject to any specified maximum amounts. Historically, Calidi has not been subject to any claims or demands for indemnification. Calidi also maintains various liability insurance policies that limit Calidi’s financial exposure. As a result, Calidi management believes that the fair value of these indemnification agreements is minimal. Accordingly, Calidi has not recorded any liabilities for these agreements as of March 31, 2022 and December 31, 2021.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

15. Subsequent Events

Calidi has completed an evaluation of all subsequent events after the unaudited condensed consolidated balance sheet date of March 31, 2022 and through May 25, 2022, the date the unaudited condensed consolidated financial statements were available to be issued. Other than the events disclosed below, and within the other notes to the unaudited condensed consolidated financial statements, Calidi has determined that there are no other material events to disclose.

Simple Agreement for Future Equity

From April 2022 through May 25, 2022, Calidi entered into additional SAFE agreements with various investors to raise aggregate proceeds of approximately $4.9 million, at terms substantially similar to the 2022 SAFE agreements discussed in Note 9.

Stock Option Grants and Increase in Total Available to Grant

From April 1, 2022 through May 25, 2022, Calidi granted stock options to purchase 116,000 shares of common stock with an exercise price of $3.86 per share to certain employees and consultants under the 2019 Plan. These grants are subject to the customary vesting terms and conditions in accordance with the 2019 Plan.

On May 20, 2022, the Board of Directors, as the administrator of the 2019 Plan, approved an increase of 500,000 equity awards to the total available to issue under the 2019 Plan, increasing the total from up to 25,000,000 to up to 25,500,000 equity awards.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of Calidi Biotherapeutics, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Calidi Biotherapeutics, Inc. (“Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two year period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced losses since inception, significant cash is used in operations, and is dependent on future financing to meet its obligations and fund its planned operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Mayer Hoffman McCann P.C.

We have served as the Company’s auditor since 2019.

Phoenix, Arizona

March 16, 2022

CALIDI BIOTHERAPEUTICS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except for par value data)

	December 31,
	2021	2020
ASSETS
CURRENT ASSETS
Cash	$2,137	$420
Prepaid expenses and other current assets	603	93
Total current assets	2,740	513

NONCURRENT ASSETS
Machinery and equipment, net	497	384
Operating lease right-of-use assets, net	88	339
Deferred financing fees and other noncurrent assets	66	616
TOTAL ASSETS	$3,391	$1,852

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$510	$822
Related party accounts payable	114	151
Accrued expenses and other current liabilities	3,483	1,497
Related party accrued expenses and other current liabilities	23	40
Legal settlement liability	880	1,100
Loans payable, net of issuance costs, current	1,038	325
Related party term notes payable, including accrued interest, current	522	—
Related party term notes payable, at fair value, current	505	497
Related party convertible notes payable, current	1,365	1,365
Contingently convertible notes payable, at fair value, current	—	2,686
Related party contingently convertible notes payable, at fair value, current	1,572	69
Simple agreements for future equity (SAFE), at fair value, current	14,394	—
Related party SAFE, at fair value, current	1,417	—
Finance lease liability, current	46	59
Operating lease right-of-use liability, current	90	277
Total current liabilities	25,959	8,888

NONCURRENT LIABILITIES
Loans payable, net of issuance costs, noncurrent	—	99
Operating lease right-of-use liability, noncurrent	5	72
Finance lease liability, noncurrent	38	—
Contingently convertible notes payable, at fair value, noncurrent	—	4,704
Related party contingently convertible notes payable, at fair value, noncurrent	—	1,568
TOTAL LIABILITIES	26,002	15,331

Commitments and contingencies (Note 14)

CALIDI BIOTHERAPEUTICS, INC.
CONSOLIDATED BALANCE SHEETS — (Continued)
(In thousands, except for par value data)

	December 31,
	2021	2020
CONVERTIBLE PREFERRED STOCK
Founders convertible preferred stock, $0.0001 par value, 10,500 shares authorized; 10,402 shares issued and outstanding as of December 31, 2021 and 2020; liquidation preference of $2,080 as of December 31, 2021 and 2020	1,354	1,354

Series A-1 convertible preferred stock, $0.0001 par value, authorized (Note 10); 4,166 shares issued and outstanding as of December 31, 2021 and 2020; liquidation preference of $4,166 as of December 31, 2021 and 2020	3,721	3,721

Series A-2 convertible preferred stock, $0.0001 par value, authorized (Note 10); 2,288 shares issued and outstanding as of December 31, 2021 and 2020; liquidation preference of $4,004 as of December 31, 2021 and 2020	3,926	3,926

Series B convertible preferred stock, $0.0001 par value, 20,000 authorized; none issued and outstanding as of December 31, 2021 and 2020	—	—

STOCKHOLDERS’ DEFICIT
Common stock, $0.0001 par value, 120,000 and 60,000 shares authorized; 19,928 and 19,521 shares issued and outstanding as of December 31, 2021 and 2020, respectively	2	2
Additional paid-in capital	13,316	11,949
Accumulated other comprehensive (loss) income, net of tax	(1)	6
Accumulated deficit	(44,929)	(34,437)
Total stockholders’ deficit	(31,612)	(22,480)
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$3,391	$1,852

The accompanying notes are an integral part of these consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,
	2021	2020
REVENUE
Services revenues	$449	$—

OPERATING EXPENSES
Cost of revenues	(94)	—
Research and development	(3,798)	(3,182)
In-process research and development	(876)	—
General and administrative	(6,163)	(3,591)
Total operating expenses	(10,931)	(6,773)

Loss from operations	(10,482)	(6,773)

OTHER INCOME (EXPENSES), NET
Interest expense	(50)	(86)
Interest expense – related party	(564)	(77)
Change in fair value of debt	523	(826)
Change in fair value of debt – related party	(295)	(232)
Gain on extinguishment of debt, net	675	57
Loss on extinguishment of debt from conversion of CCNP to SAFE	(738)	—
Other income, net	9	4
Total other expenses, net	(440)	(1,160)

LOSS BEFORE INCOME TAXES	(10,922)	(7,933)

Income tax provision	(11)	(4)

NET LOSS	$(10,933)	$(7,937)

Net loss per share; basic and diluted	$(0.55)	$(0.46)

Weighted average common shares outstanding; basic and diluted	19,748	17,133

The accompanying notes are an integral part of these consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,
	2021	2020
NET LOSS	$(10,933)	$(7,937)
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(7)	6
COMPREHENSIVE LOSS	$(10,940)	$(7,931)

The accompanying notes are an integral part of these consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
consolidated statements of Convertible Preferred Stock and
Stockholders’ Deficit
(in thousands, except share amounts)

	Founders Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2019	10,402,285	$1,354	4,166,400	$3,721	2,387,740	$4,101	16,296,573	$2	$7,055	$—	$(26,500)	$(19,443)
Issuance of common stock, net of issuance costs	—	—	—	—	—	—	3,011,500	—	3,012	—	—	3,012
Conversion of contingently convertible note payable	—	—	—	—	—	—	213,300	—	213	—	—	213
Issuance of common stock warrants	—	—	—	—	—	—	—	—	701	—	—	701
Repurchase of Series A-2 convertible preferred stock	—	—	—	—	(100,000)	(175)	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	968	—	—	968
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	6	—	6
Net loss	—	—	—	—	—	—	—	—	—	—	(7,937)	(7,937)
Balance at December 31, 2020	10,402,285	$1,354	4,166,400	$3,721	2,287,740	$3,926	19,521,373	$2	$11,949	$6	$(34,437)	$(22,480)
Cumulative effect on adoption of ASU 2020-06 on January 1, 2021 (see Note 2)	—	—	—	—	—	—	—	—	(441)	—	441	—
Issuance of common stock, net of issuance costs	—	—	—	—	—	—	35,000	—	35	—	—	35
Issuance of common stock upon renewal of term notes payable	—	—	—	—	—	—	50,000	—	35	—	—	35
Issuance of common stock in lieu of cash for consulting services	—	—	—	—	—	—	121,735	—	122	—	—	122
Issuance of common stock to acquire IPR&D assets	—	—	—	—	—	—	100,000	—	167	—	—	167
Exercise of stock options	—	—	—	—	—	—	100,000	—	100	—	—	100
Issuance of common stock warrants residual value	—	—	—	—	—	—	—	—	22	—	—	22
Stock-based compensation	—	—	—	—	—	—	—	—	1,327	—	—	1,327
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(7)	—	(7)
Net loss	—	—	—	—	—	—	—	—	—	—	(10,933)	(10,933)
Balance at December 31, 2021	10,402,285	$1,354	4,166,400	$3,721	2,287,740	$3,926	19,928,108	$2	$13,316	$(1)	$(44,929)	$(31,612)

The accompanying notes are an integral part of these consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,933)	$(7,937)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	156	107
Amortization of debt discount and financing costs	560	77
Amortization of right-of-use assets and liabilities	(3)	10
Stock-based compensation	1,327	968
Change in fair value of debt	510	1,058
In-process research and development	167	—
Gain on extinguishment of debt and other	(655)	(54)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(410)	(49)
Accounts payable	(239)	293
Accrued expenses and other current liabilities	1,746	701
Net cash used in operating activities	(7,774)	(4,826)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of machinery and equipment	(206)	(351)
Security deposits and other	(9)	(37)
Net cash used in investing activities	(215)	(388)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of loan payable to bank	1,000	150
Proceeds from exercise of stock options	100	—
Bank loan issuance cost	—	(4)
Proceeds from issuance of term notes payable	—	150
Repayment of principal on term notes payable	—	(100)
Related party proceeds from issuance of term notes payable	500	450
Related party proceeds from issuance of contingently convertible notes payable	—	1,000
Proceeds from simple agreements for future equity (SAFE)	6,775	—
Related party proceeds from SAFE	1,150	—
Proceeds from sale of common stock	35	2,997
Repurchase of convertible preferred stock	—	(175)
Repayment of principal on loan payable to bank	(98)	(14)
Repayment of principal on related party convertible notes payable	—	(30)
Repayment of financing lease obligations	(31)	(18)
Proceeds from PPP loan	379	291
Net cash provided by financing activities	9,810	4,697

Effect of exchange rate changes on cash	(4)	3

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	1,817	(514)
CASH AND RESTRICTED CASH:
At beginning of the year	420	934
At end of the year	$2,237	$420

CALIDI BIOTHERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In thousands)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$45	$20
Cash paid for income taxes	$8	$2

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES
Issuance of common stock in lieu of cash for consulting services	$122	$15
Issuance of common stock upon conversion of contingently convertible notes, including accrued interest	$—	$213
Issuance date residual value allocated to warrant issued with term notes	$22	$63
Deferred financing costs for bank line of credit	$—	$634
Issuance of common stock (see Note 10)	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Description of the Business and Liquidity

Calidi Biotherapeutics, Inc. (“Calidi”), founded in 2014 and reincorporated in the state of Nevada in 2019, is a clinical stage immuno-oncology company pioneering the development and commercialization of novel, potent and efficient stem cell-based platforms for delivery and potentiation of oncolytic viruses for the treatment of cancer. Calidi is developing a pipeline of off-the-shelf allogeneic cell product candidates that are designed to: (i) protect oncolytic viruses from complement inactivation and innate immune cell inactivation by the body’s immune system; (ii) support oncolytic viral amplification in the allogeneic cells, and (iii) modify the tumor microenvironment to allow effective tumor cell targeting and viral amplification at the tumor sites for an extended period of time, providing for an effective and safe cancer-eradication therapy. Calidi’s most advanced product candidates are discussed below.

NeuroNova-1 (“NNV1”) is composed of an immortalized neural stem cell line loaded with an engineered oncolytic adeno virus for the treatment of glioblastoma (“GBM”). NNV1 is a licensed program from Northwestern University (“Northwestern”) which Calidi obtained the rights for commercialization in June 2021 (see Note 3). A phase I clinical trial for NNV1 in patients with newly diagnosed high-grade gliomas was completed by Northwestern in June 2021.

NeuroNova-2 (“NNV2”) is a licensed program under development for patents covering cancer therapies using an oncolytic adenovirus in combination with a clinical grade allogeneic neural stem cell line for recurrent GBM. Calidi licensed this product candidate in July 2021 pursuant to an agreement with City of Hope for the commercial development of NNV2 (see Note 3).

SuperNova-1 (“SNV1”), composed of allogeneic adipose-derived mesenchymal stem cells (AD-MSC) loaded with the tumor selective oncolytic vaccinia virus Calidi refers to as “CAL1”. SNV1 is an internally developed product candidate for which Calidi’s primary indications are for the treatment of head and neck cancer, triple-negative breast cancer and melanoma, although additional indications are also being developed.

Calidi is also developing engineered oncolytic vaccinia virus constructs as well as allogeneic cell-based platforms for systemic administration in the exploratory stages of development.

Calidi’s operations to date have focused on organization and staffing, business planning, raising capital, licensing, acquiring and developing technology, establishing intellectual property portfolio, identifying potential product candidates and undertaking preclinical studies, process development and procuring manufacturing for preclinical and clinical trials. Calidi has commenced certain non-commercial revenue generating activities during 2021 as a result of entering into a service agreement with a customer (see Note 12). Calidi’s product candidates are subject to long development cycles and Calidi may be unsuccessful in its efforts to develop, obtain regulatory approval for or market its product candidates.

Calidi is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, possible failure of preclinical studies or clinical trials, the need to obtain marketing approval for its product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, the need to successfully commercialize and gain market acceptance of any of Calidi’s products that are approved and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing, and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if Calidi’s drug development efforts are successful, it is uncertain when, if ever, Calidi will realize significant revenue from product sales.

Going concern

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), Calidi has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about Calidi’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Description of the Business and Liquidity (cont.)

Calidi has incurred recurring negative cash flows since inception and has funded its operations to date primarily through private sales of convertible preferred stock, contingently convertible and convertible promissory notes, Simple Agreements for Future Equity (“SAFE”) instruments and common stock. These investments have been made by various related parties, including AJC Capital LLC (“AJC Capital”) (Mr. Allan J. Camaisa, Chief Executive Officer and Chairman of the Board of Directors of Calidi), who remains the single largest investor and shareholder in Calidi (see Note 7). Calidi expects to continue to incur significant expenses and operating losses for the foreseeable future.

As of March 16, 2022, the issuance date of these consolidated financial statements for the year ended December 31, 2021, Calidi expects its current cash on hand, including additional capital raises completed discussed in Note 15, will not be sufficient to fund the operating expenses and capital expenditure requirements necessary to advance its research efforts and clinical trials for one year from the issuance date of these consolidated financial statements. Calidi will need to obtain additional funding. The availability of financing and Calidi’s ability to operate may also be adversely impacted by the ongoing COVID-19 pandemic which could continue to depress national and international economies and disrupt capital markets, supply chains, and many aspects of Calidi’s operations. The extent to which the ongoing COVID-19 pandemic will ultimately impact Calidi’s business, results of operations, financial condition, or cash flows is highly uncertain and difficult to predict because it will depend on many factors that are outside Calidi’s control. The unavailability or inadequacy of financing to meet future capital needs could force Calidi to modify, curtail, delay, or suspend some or all aspects of planned operations. Sales of additional equity securities could result in the dilution of the interests of its stockholders. Calidi intends to mitigate the conditions and events that raise substantial doubt about its ability to continue as a going concern entity by (i) pursuing a public offering of its common stock or in a business combination with a Special Purpose Acquisition Company (“SPAC”) transaction to obtain additional capital and align Calidi’s long-term operating strategy (see Note 15), (ii) negotiate other cash equity or debt financing in the short-term, including continuing to raise funds under its existing Simple Agreements for Future Equity instrument and, (iii) continue to pursue licensing or other revenue opportunities utilizing its cell delivery platform, all in conjunction with the development of its product candidates and programs and development milestones disclosed elsewhere in these consolidated financial statement footnotes. However, there can be no assurances that the current plans will generate any liquidity to Calidi or be available on terms acceptable to Calidi, or if at all. If Calidi is unable to obtain sufficient funding, it could be required to suspend or delay its development efforts, limit activities and reduce research and development costs, which could adversely affect its business prospects.

Based on Calidi’s recurring losses and negative cash flows from operations since inception, expectation of continuing operating losses and negative cash flows from operations for the foreseeable future, and the need to raise additional capital to finance its future operations, Calidi’s management concluded that there is substantial doubt about Calidi’s ability to continue as a going concern within one year after the issuance date of the consolidated financial statements presented herein. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes Calidi will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2. Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the FASB.

Principles of consolidation

The accompanying consolidated financial statements of Calidi include the accounts of its wholly owned subsidiary, StemVac GmbH (“StemVac”), a company organized under the laws of Germany. StemVac’s primary operating activities to date include process development and other research and development activities for the SNV1 program performed for Calidi under a cost-plus intercompany development agreement funded by Calidi.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

The accompanying consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Calidi’s financial condition and results of operations. All material intercompany accounts and transactions have been eliminated in consolidation.

COVID-19 impact and related risks

The ongoing global outbreak of COVID-19, including the different variant strains that have emerged, and the various attempts throughout the world to contain it, have created significant volatility, uncertainty and disruption. In response to government directives and guidelines, health care advisories and employee and other concerns, Calidi has altered certain aspects of its operations. A number of Calidi employees have had to work remotely from home and those on site have had to follow Calidi’s social distance guidelines, which could impact their productivity. COVID-19 could also disrupt Calidi’s operations due to absenteeism by infected or ill members of management or other employees, or absenteeism by members of management and other employees who cannot effectively work remotely but who elect not to come to work due to the illness affecting others in Calidi’s office or laboratory facilities, or due to quarantines. Because of COVID-19, travel, visits, and in-person meetings related to Calidi’s business have been severely curtailed or canceled and Calidi has instead used on-line or virtual meetings to meet with potential investors, suppliers, manufacturing partners and others.

It is possible that continuing impacts of COVID-19 on Calidi’s operations or its access to capital could prevent Calidi from complying, or could result in a material noncompliance, with one or more obligations or covenants under material agreements to which Calidi is a party, with the result that Calidi would be in material breach of the applicable obligation, covenant, or agreement. Any such material breach could cause Calidi to incur material financial liabilities or an acceleration of the date for paying a financial obligation to the other party to the applicable agreement, or could cause Calidi to lose material contractual rights, such as rights to use leased equipment or laboratory or office space, or rights to use licensed patents or other intellectual property the use of which is material to Calidi’s business. Similarly, it is possible that impacts of COVID-19 on the business, operations, or financial condition of any third party with whom Calidi has a contractual relationship could cause the third party to be unable to perform its contractual obligations to Calidi, resulting in Calidi’s loss of the benefits of a contract that could be material to Calidi’s business.

The full extent to which the COVID-19 pandemic and related variants, and the various responses to it might impact Calidi’s business, operations and financial results will depend on numerous evolving factors that are not subject to accurate prediction and that are beyond Calidi’s control.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and contingent assets and liabilities, at the date of the consolidated financial statements, and the reported amounts during the reporting period. On an ongoing basis, management evaluates estimates which are subject to significant judgment, including, but not limited to, valuation methods used, assumptions requiring the use of judgment to prepare financial projections, timing of potential commercialization of acquired in-process intangible assets, applicable discount rates, probabilities of the likelihood of multiple outcomes of certain events related to contingently convertible notes payable and SAFEs, comparable companies or transactions, liquidity events, determination of fair value of financial instruments under the fair value option of accounting, assumptions related to the going concern assessments, allocation of direct and indirect expenses, useful lives associated with long-lived assets, key assumptions in operating and financing leases including incremental borrowing rates, loss contingencies, valuation allowances related to deferred income taxes, assumptions used to value common stock, debt and debt-like instruments, warrants, and stock-based awards and other equity instruments. Actual results may differ materially from those estimates.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

While Calidi considered known or expected impacts of COVID-19 in making its assessments and estimates, the future impacts of COVID-19 are not presently determinable and could cause actual results to differ materially from Calidi’s estimates and assessments. Calidi’s future analysis or forecast of COVID-19 impacts could lead to changes in Calidi’s future estimates and assessments which could result in material impacts to Calidi’s consolidated financial statements in future reporting periods.

Fair value option of accounting

When financial instruments contain various embedded derivatives which may require bifurcation and separate accounting of those derivatives apart from the entire host instrument, if eligible, ASC 825, Financial Instruments allows issuers to elect the fair value option (“FVO”) of accounting for those instruments. The FVO may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. The FVO allows the issuer to account for the entire financial instrument at fair value with subsequent remeasurements of that fair value recorded through the statements of operations at each reporting date. A financial instrument is generally eligible for the FVO if, amongst other factors, no part of the convertible, or contingently convertible, instrument is classified in stockholder’s equity and the instrument does not contain a beneficial conversion feature at issuance. In addition, because a contingent beneficial conversion feature, if any, is not separately recognized within stockholders’ equity at the issuance date, a convertible debt instrument with a contingent beneficial conversion feature is therefore eligible for the FVO if all other criteria are met.

Based on the eligibility assessment discussed above, Calidi concluded that its contingently convertible notes payable and certain term notes payable are eligible for the FVO and accordingly elected the FVO for those debt instruments. This election was made because of operational efficiencies in valuing and reporting for these debt instruments in their entirety at each reporting date (see also Note 4 and Note 8 for additional disclosures).

Contingently convertible notes payable and related party contingently convertible notes payable, which include the related contingently issuable warrants, (collectively referred to as “CCNPs”), contain a number of embedded derivatives, such as settlement of the contingent conversion features with variable number of shares of common stock, features which require bifurcation and separate accounting under GAAP, for which Calidi elected the FVO for the entire CCNP instrument. In addition, certain term notes payable and related party term notes payable were issued with separately exercisable and freestanding warrants to purchase common stock, were issued with substantial discounts at issuance and contained certain embedded derivatives to be bifurcated and accounted for separately for those term notes, unless the FVO is eligible and elected. Accordingly, Calidi qualified for and elected the FVO for the entire term notes payable instruments. Both the CCNP and the term notes payable, inclusive of their respective accrued interest at their stated interest rates (collectively referred to as the “FVO debt instruments”) were initially recorded at fair value as liabilities on the consolidated balance sheets and were subsequently re-measured at fair value at the end of each reporting period presented within the consolidated financial statements. The changes in the fair value of the FVO debt instruments are recorded in changes in fair value of debt and change in fair value of debt — related party, included as a component of other income and expenses, net, in the consolidated statements of operations. The change in fair value related to the accrued interest components is also included within the single line of change in fair value of debt and change in fair value of debt — related party on the consolidated statements of operations. See additional information on valuation methodologies and significant assumptions used in Note 4.

Fair value measurements

Calidi follows ASC 820, Fair Value Measurement, which among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accordingly, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

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2. Summary of Significant Accounting Policies (cont.)

ASC 820 establishes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are as follows:

Level 1:	Quoted prices in active markets for identical assets and liabilities;
Level 2:

Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3:

Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets or liabilities, which require the reporting entity to develop its own assumptions.

When quoted market prices are available in active markets, the fair value of assets and liabilities is estimated within Level 1 of the valuation hierarchy. If quoted prices are not available, then fair values are estimated by using pricing models, quoted prices of assets and liabilities with similar characteristics, or discounted cash flows, within Level 2 of the valuation hierarchy. In cases where Level 1 or Level 2 inputs are not available, the fair values are estimated by using inputs within Level 3 of the hierarchy. See Note 4 for fair value measurements.

Classification of Founders, Series A-1, Series A-2 and Series B convertible preferred stock

Calidi has classified its Founders, Series A-1, Series A-2 and Series B convertible preferred stock (collectively “Convertible Preferred Stock”) outside of permanent equity because the Convertible Preferred Stock contains certain redemption features that result in those shares being redeemable upon the occurrence of certain events that are not solely within Calidi’s control, including liquidation, sale or transfer of control. Accordingly, the Convertible Preferred Stock is recorded outside of permanent equity and is subject to the classification guidance provided under ASC 480-10-S99. Because dividends are not contractually required to be accrued on the Convertible Preferred Stock as there is no stated or required dividend rate per annum, Calidi is not required the accrete dividends into the carrying amount of the Convertible Preferred Stock in anticipation of a future contingent event or redemption value. Accordingly, Calidi did not adjust the carrying values of the Convertible Preferred Stock to the respective liquidation preferences of such shares because of the uncertainty of whether or when such events would occur. As of December 31, 2021 and 2020, no events have occurred that would require such an adjustment to carrying value of Convertible Preferred Stock (see Note 15).

Derivative financial instruments

Calidi does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Calidi evaluates all of its financial instruments, including warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815 Derivatives and Hedging. Calidi values its derivatives using the Black-Scholes option-pricing model or other acceptable valuation models, as applicable, with the assistance of valuation specialists. Derivative instruments accounted for as liabilities are valued at inception and subsequent valuation dates for each reporting period the derivative instrument remains outstanding. The classification of derivative instruments, including whether such instruments should be recorded as liabilities, is re-assessed at each reporting period.

Calidi reviews the terms of other financial instruments such as convertible and contingently convertible secured debt, equity instruments, including warrants and other financing arrangements to determine whether there are embedded derivative features, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument in accordance with ASC 815. Additionally, in connection with the issuance of financing instruments, Calidi may issue freestanding options or warrants, including options or warrants to non-employees in exchange for consulting or other services performed.

Calidi evaluates equity or liability classification for common stock warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815 and accounts for common stock warrants as liabilities if the warrant requires net cash settlement or gives the holder the option of net cash settlement or it otherwise does not meet

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2. Summary of Significant Accounting Policies (cont.)

other equity classification criteria. Calidi accounts for common stock warrants as equity if the contract requires physical settlement or net physical settlement or if Calidi has the option of physical settlement or net physical settlement and the warrants meet the requirements to be classified as equity. Common stock warrants classified as liabilities are initially recorded at fair value and remeasured at fair value at each subsequent reporting period with the offset adjustments recorded in change in fair value of warrant liability within the consolidated statements of operations. Common stock warrants classified as equity are initially measured at fair value on the grant date and are not subsequently remeasured.

As of December 31, 2021 and 2020, Calidi does not have any freestanding derivative financial instruments, or embedded derivative financial instruments that were accounted for separately from its host contract pursuant to ASC 815 and the above discussion on the FVO debt instruments (see Note 8).

Debt issuance costs

Debt issuance costs incurred to obtain debt financings are deferred and are amortized over the term of the debt using the effective interest method for all debt financings in which the fair value option has not been elected. Debt issuance costs on debt financings in which the fair value option is not elected are recorded as a reduction to the carrying value of the debt and are amortized to interest expense or interest expense — related party, as applicable, in the consolidated statements of operations.

For any debt financing in which Calidi has elected the fair value option, any debt issuance costs associated with the debt financing are immediately recognized in interest expense in the consolidated statements of operations and are not deferred (see above discussion on the FVO election and Note 8).

Beneficial conversion features

Prior to the January 1, 2021 adoption of ASU 2020-06, convertible debt or equity financings in which other financial instruments are concurrently issued, such as warrants or common stock, if the amount allocated to a convertible debt or convertible preferred stock instrument results in an effective per share conversion price that is less than the fair value of Calidi’s preferred stock or common stock on the issuance date, the intrinsic value of this beneficial conversion feature (“BCF”) is recorded as a discount to the convertible instrument, with a corresponding increase to additional paid in capital. The BCF discount is equal to the difference between the effective conversion price and the fair value of Calidi’s convertible preferred stock or common stock at the issuance date, unless limited by the remaining proceeds allocated to the convertible debt or preferred stock instrument. The resulting discount on convertible notes, if any, is amortized to interest expense over the term of the convertible debt, while the resulting discount on convertible preferred stock, if any, is recognized as a deemed dividend. Beginning on the January 1, 2021 adoption date, Calidi is no longer required to perform a BCF evaluation in such convertible debt or equity financings in which other financial instruments are concurrently issued, among other changes implemented by this new standard. See further discussion under “Recently adopted accounting pronouncements” below.

Concentration of significant suppliers

Calidi is dependent upon certain third-party contract manufacturers and third-party contract research organizations for the performance of portions of its testing for pre-clinical, manufacturing and clinical studies. Calidi believes that its relationships with these organizations are satisfactory, and that alternative suppliers of these services are available in the event of the loss of one or more of these suppliers.

Cash

Cash consists principally of amounts on deposit with various financial institutions for operating purposes. Calidi maintains cash balances at financial institutions in excess of amounts insured by United States government agencies. Calidi places its cash with high credit quality financial institutions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Restricted cash

Calidi classifies cash that has contractual or legal restrictions imposed by third parties as restricted cash, which is restricted as to withdrawal or use except for the specified purpose under a contract. Calidi classifies restricted cash as part of prepaids and other current assets due to the short-term nature of the underlying contract with a financial institution which requires Calidi to hold a fixed amount of funds in a restricted money market account as collateral to the financial institution for Calidi’s corporate credit card program with that financial institution.

Calidi accounts for restricted cash in accordance with ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and restricted cash, and that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.

The following table provides a reconciliation of cash and restricted cash reported within the balance sheet dates that comprise the total of the same such amounts shown in the statements of cash flows in accordance with ASU 2016-18 (in thousands):

	December 31,
	2021	2020
Cash	$2,137	$420
Restricted cash included in prepaids and other current assets	100	—
Total cash and restricted cash as shown in the statements of cash flows	$2,237	$420

Machinery and equipment

Machinery and equipment are stated at cost, less accumulated depreciation, and includes assets purchased under financing leases. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally over a period of 3 to 5 years. For equipment purchased under financing leases, Calidi depreciates the equipment based on the shorter of the useful life of the equipment or the term of the lease, ranging from 3 to 5 years, depending on the nature and classification of the financing lease. Maintenance and repairs are expensed as incurred whereas significant renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is reflected in Calidi’s consolidated statements of operations.

Leases

Calidi accounts for leases in accordance with ASC 842, Leases. Calidi determines if an arrangement is a lease at inception. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statements of operations. When determining whether a lease is a finance lease or an operating lease, ASC 842 does not specifically define criteria to determine “major part of remaining economic life of the underlying asset” and “substantially all of the fair value of the underlying asset.” For lease classification determination, Calidi continues to use: (i) greater than or equal to 75% to determine whether the lease term is a major part of the remaining economic life of the underlying asset; and (ii) greater than or equal to 90% to determine whether the present value of the sum of lease payments is substantially all of the fair value of the underlying asset. Calidi accounts for the lease and non-lease components as a single lease component.

For operating leases, Calidi recognizes right-of-use (“ROU”) assets and lease liabilities for leases with terms greater than twelve months in the consolidated balance sheet, while leases with terms of twelve months or less are not capitalized. ROU assets represent the right to use an underlying asset during the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, Calidi uses an incremental borrowing rate based on the information available at

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2. Summary of Significant Accounting Policies (cont.)

commencement date in determining the present value of lease payments. Calidi uses the implicit rate when it is readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that Calidi will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Calidi discloses the amortization of ROU assets and operating lease payments as a net amount, “Amortization of right-of-use assets and liabilities”, on the consolidated statements of cash flows.

Finance leases are included in machinery and equipment, and in finance lease liabilities, current and noncurrent, in the consolidated balance sheets.

Impairment of long-lived assets

Calidi assesses the impairment of long-lived assets, which consist primarily of right-of-use assets for operating leases and machinery and equipment, whenever events or changes in circumstances indicate that such assets might be impaired and the carrying value may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded in Calidi’s consolidated statements of operations.

Business combinations and asset acquisitions

Calidi evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test analysis to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen test is met, the transaction is accounted for as an asset acquisition. If the screen test is not met, further determination is required to assess if Calidi acquired inputs and processes that have the ability to create outputs, which would meet the requirements of a business combination. If determined to be a business combination, Calidi accounts for the transaction under the acquisition method of accounting as indicated in ASC 805, Business Combinations (“ASC 805”), which requires the acquiring entity in a business combination to recognize the fair value of all assets acquired, liabilities assumed, and any non-controlling interest in the acquiree and establishes the acquisition date as the fair value measurement point.

Calidi evaluates whether identifiable assets are similar by assessing the existence of interdependency between the identifiable assets, and by considering the nature of each single identifiable asset and the risks associated with managing and creating outputs from the assets. If determined to be an asset acquisition of a single identifiable asset or group of similar identifiable assets, then Calidi accounts for the transaction under ASC 805-50 and recognizes assets acquired and liabilities assumed based on the cost to the acquiring entity on a relative fair value basis, which includes transaction costs in addition to consideration given. Consideration given in cash is measured by the amount of cash paid and non-cash consideration is measured based on its fair value at the time of issuance. Transaction costs of the asset acquisition are included in the consideration paid for an acquired asset. Goodwill is not recognized in an asset acquisition and any excess consideration transferred over the fair value of the net assets acquired is allocated to the identifiable assets based on relative fair values. When accounting for an asset acquisition that includes in-process research and development (“IPR&D”) assets and costs, Calidi applies the requirements under ASC 730, Research and Development, which requires IPR&D assets and costs to be expensed as of the acquisition date, unless the IPR&D has an alternative future use. Cash payments for IPR&D assets acquired in an asset acquisition are classified in operating activities in the consolidated statements of cash flows.

Calidi assesses the terms of the asset acquisition to determine whether consideration payable at a future date is contingent consideration or seller financing. If the payment depends on the occurrence of a specified future event or the meeting of a condition and the event or condition is substantive, the additional consideration is accounted for as contingent consideration. If the additional payment depends only on the passage of time or is based on a future event or the meeting of a condition that is not substantive, the arrangement is accounted for as seller financing. Contingent consideration payments accounted at a later date are recognized when the contingency is resolved and the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

consideration is paid or becomes payable (unless the contingent consideration meets the definition of a derivative or is probable that a liability has been incurred and the amount can be reasonably estimated, in which case the amount is accounted for separately and becomes part of the basis in the asset acquired). Upon recognition of the contingent consideration payment, the amount is capitalized as part of the cost of the assets acquired and allocated to increase the eligible assets on a relative fair value basis. However, if the contingent consideration is related to IPR&D assets with no alternative future use, the amount of the contingent payment is expensed.

All amounts expensed as IPR&D without alternative future use are part of research and development presented separately on the consolidated statements of operations for all periods presented.

Revenue recognition

Calidi analyzes its research collaboration arrangements to assess whether they are within the scope of ASC Topic 808, Collaborative Arrangements (“ASC 808”), to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. To the extent the arrangement is within the scope of ASC 808, Calidi assesses whether aspects of the arrangement is within the scope of other accounting literature.

If Calidi concludes that some or all aspects of the arrangement represent a transaction with a customer, Calidi accounts for those aspects of the arrangement within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), by applying the following five-step model: (i) identification of the contract, or contracts, with a customer; (ii) identification of the performance obligations in the contract, including whether they are distinct within the context of the contract; (iii) determination of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when, or as, performance obligations are satisfied. Prior to January 1, 2021, Calidi had not recognized any revenues. Revenues recognized during the year ended December 31, 2021, have been recorded under ASC 606 (See Note 12).

If a contract is determined to be within the scope of ASC 606 at inception, Calidi assesses the goods or services promised within the contract, determines which of those goods and services are performance obligations, and assesses whether each promised good or service is distinct. Calidi considers the intended benefit of the contract in assessing whether a promised good or service is separately identifiable from other promises in the contract. If a promised good or service is not distinct, Calidi combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. Calidi may provide options to additional goods or services in such arrangements exercisable at a customer’s discretion. Calidi assesses if these options provide a material right to the customer and if so, they are considered performance obligations. The identification of material rights requires judgments related to the determination of the value of the underlying good and services to the optional price, if any, that may be offered.

Calidi determines the transaction price based on the amount of consideration that Calidi expects to receive for transferring the promised goods or services in the contract. Consideration may be fixed, variable, or a combination of both. Calidi then allocates the transaction price to each performance obligation based on the relative standalone selling prices (“SSP”). SSP is determined at contract inception and is not updated to reflect changes between contract inception and when the performance obligations are satisfied. In developing the SSP for a performance obligation, Calidi considers applicable market conditions and relevant entity-specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs.

If the consideration promised in a contract includes a variable amount, Calidi estimates the amount of consideration to which it will be entitled by using the expected value method or the most likely amount method. Calidi includes the unconstrained amount of estimated variable consideration in the transaction price. The amount included in the transaction price is constrained to the amount for which it is probable that a significant reversal of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

cumulative revenue recognized will not occur. At each reporting period, Calidi re-evaluates the estimated variable consideration included in the transaction price and any related constraint, and if necessary, adjusts its estimate of the overall transaction price.

Calidi recognizes revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied, either at a point in time or over time, and if over time, recognition is based on the use of an output or input method. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in Calidi’s consolidated balance sheets. If the related performance obligation is expected to be satisfied within the next twelve months, deferred revenue will be classified in current liabilities. Revenue recognized, if any, prior to contractual billings made to the customer, and if Calidi expects to have an unconditional right to receive the consideration in the next twelve months, these contractual assets are included in other current assets in Calidi’s consolidated balance sheets. As of December 31, 2021 and 2020, there is no deferred revenue recorded. See Note 12 for contractual assets balances as of December 31, 2021.

Calidi further analyses changes to contracts from customers to assess whether they qualify as a contract modification within the scope of ASC 606. Calidi considers that a contract modification exists when the parties to a contract approve a modification that either creates new, or changes, existing enforceable rights and obligations of the parties to the contract. Calidi considers that a contract approval could be approved in writing, by oral agreement, or implied by customary practices. Whenever a change in the scope or price, or both, of a contract is approved by the parties to the contract, Calidi analyses whether the contract modification qualifies as a separate contract or a contract combination.

Calidi accounts for a contract modification as a separate contract when (i) the scope of the contract increases because of the addition of promised goods or services that are distinct and (ii) the price of the contract increases by an amount of consideration that reflects Calidi’s SSP of the additional promised goods or services and any appropriate adjustments to that price to reflect the circumstances of the particular contract. If the modification is not accounted for as a separate contract, Calidi analyses whether one of the following should occur: (i) a termination of the original contract and the creation of a new contract, (ii) a cumulative catch-up adjustment to the original contract, or (iii) a combination of (i) and (ii) in a way that faithfully reflects the economics of the transaction.

Cost of revenues

Cost of revenues generally consist of cost of materials, direct labor including benefits and stock-based compensation, equipment and infrastructure expenses associated with performing the services for the customer contract. Infrastructure expenses include depreciation of laboratory equipment and certain allocated costs such as rent, insurance and information technology. As discussed above, Calidi generated no revenues or cost of revenues prior to January 1, 2021.

Income taxes

Calidi accounts for income taxes in accordance with ASC 740, Income Taxes, using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in Calidi’s tax returns. Deferred taxes are determined based on the difference between the consolidated financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. Calidi assesses the likelihood that its deferred tax assets will be realized and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. The potential for recovery of deferred tax assets is evaluated by analyzing carryback capacity in periods with taxable income, reversal of existing taxable temporary differences and estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. Calidi’s judgments regarding future taxable income may change over time due to changes in market conditions, changes in tax laws, tax planning

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

strategies or other factors. If Calidi’s assumptions and consequently its estimates change in the future, the valuation allowance may be increased or decreased, which may have a material impact on Calidi’s consolidated statements of operations.

Calidi accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized, if any. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. Calidi recognizes any interest and penalties related to uncertain tax positions in income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2021 and 2020. Calidi is not aware of any uncertain tax positions that could result in significant additional payments, accruals, or other material deviation for the years ended December 31, 2021 and 2020. Calidi is currently unaware of any tax issues under review.

On December 22, 2017, the United States enacted major federal tax reform legislation, Public Law No. 115-97, commonly referred to as the 2017 Tax Cuts and Jobs Act (“2017 Tax Act”), which enacted a broad range of changes to the Internal Revenue Code. Changes to taxes on corporations impacted by the 2017 Tax Act include, but are not limited to, lowering the U.S. federal tax rates to a 21% flat tax rate, eliminating the corporate alternative minimum tax (“AMT”), imposing additional limitations on the deductibility of interest and net operating losses, allowing any net operating loss (“NOLs”) generated in tax years ending after December 31, 2017 to be carried forward indefinitely and generally repealing carrybacks, reducing the maximum deduction for NOL carryforwards arising in tax years beginning after 2017 to a percentage of the taxpayer’s taxable income, and allowing for additional expensing of certain capital expenditures.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “Cares Act”) was enacted. The CARES Act included loans and grants to certain businesses, and temporary amendments to the Internal Revenue Code which changed net loss carryforward and back provisions and the business interest expenses limitation. Under the CARES Act provisions, the most relevant income tax considerations to Calidi relate to the amounts received under the PPP loan program and the possible forgiveness of those loans by the SBA. For the PPP loan Calidi received in 2020 and was outstanding as of December 31, 2020, and the PPP loan that was received in 2021, Calidi applied for and received forgiveness on both loans in 2021 (see Note 8), which is not expected to be taxable in the year of forgiveness. Calidi evaluated the impact of the CARES Act and determined that there was no material impact to the income tax provision.

On June 29, 2020, California enacted Assembly Bill No. 85, which generally prohibits the total amount of refunds or credit offsets that would otherwise be allowed for a taxable year beginning on or after January 1, 2020, and before January 1, 2023, from exceeding $5 million. This bill would, subject to certain exceptions related to a taxpayer’s income, disallow a net operating loss deduction for any taxable year beginning on or after January 1, 2020, and before January 1, 2023, and would extend the carryover period for a net operating loss deduction disallowed by that provision, as specified. Calidi does not expect this bill will have a material impact to the consolidated income tax provision.

On December 21, 2020, the U.S. president has signed into law the “Consolidated Appropriations Act, 2021” (“the Appropriations Act”) which includes further COVID-19 economic relief and extension of certain expiring tax provisions. The relief package includes a tax provision clarifying that businesses with forgiven PPP loans can deduct regular business expenses that are paid for with the loan proceeds for federal tax purposes. Additional pandemic relief tax measures include an expansion of the employee retention credit, enhanced charitable contribution deductions, and a temporary full deduction for business expenses for food and beverages provided by a restaurant. Calidi does not expect the Appropriations Act will have a material impact to its consolidated income tax provision.

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2. Summary of Significant Accounting Policies (cont.)

On March 11, 2021, the American Rescue Plan Act was signed into law and contained provisions relating to extending the Employee Retention Tax Credit, additional funding for the PPP loan and Economic Injury Disaster Loans, as well as expanded the covered employees under Section 162(m) for tax years beginning after December 31, 2026. Calidi does not expect the American Rescue Plan Act will have a material impact to its current consolidated income tax provision.

On November 15, 2021, the Infrastructure Investment and Jobs Act was signed into law and contained several tax provisions including changes to the Employee Retention Tax Credit after September 30, 2021. Calidi does not expect the Infrastructure Investment and Jobs Act will have a material impact to its consolidated income tax provision (see Note 13).

Research and development expenses

Research and development expenses are expensed as incurred. Research and development expenses consist of costs incurred to discover, research and develop drug candidates, including compensation-related expenses for research and development personnel, including stock-based compensation expense, preclinical and clinical activities, costs of manufacturing, overhead expenses including facilities and laboratory expenses, materials and supplies, amounts paid to consultants and outside service providers, and depreciation and amortization.

Upfront and annual license payments related to acquired technologies or technology licenses which have not yet reached technological feasibility and have no alternative future use are also included in research and development expense in the period in which they are incurred.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation expense, for personnel in executive, finance and accounting, business development, operations and administrative functions. General and administrative expenses also include fees for legal, patent prosecution, consulting, accounting and audit services as well as insurance, outside service providers, direct and allocated facility-related costs and depreciation and amortization.

Foreign currency translation adjustments and other comprehensive income or loss

StemVac, Calidi’s wholly owned subsidiary, is located and operates in Germany and its functional currency is the Euro. Accordingly, StemVac’s assets and liabilities are translated using published exchange rates in effect at the consolidated balance sheet date. Expenses and cash flows are translated using an approximate weighted average exchange rate for the reporting period. Resulting foreign currency translation adjustments are recorded as other comprehensive income or loss, net of tax, in the consolidated statements of comprehensive income or loss and included as a component of accumulated other comprehensive income or loss on the consolidated balance sheets. For the years ended December 31, 2021 and 2020, comprehensive loss includes such foreign currency translation adjustments and was insignificant for all periods presented.

Foreign currency transaction gains and losses

For transactions denominated in currencies other than the U.S. dollar, Calidi recognizes foreign currency transaction gains and losses in the consolidated statements of operations and classifies the gain or loss based on the nature of the item that generated it. Calidi’s foreign currency transaction gains and losses are principally generated by intercompany transfers to StemVac denominated in Euros to pay for the research and development activities performed by StemVac under an intercompany development agreement with Calidi. These foreign currency remeasurement gains and losses are included in other income and expenses, net, and were insignificant for all periods presented.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Stock-based compensation

Calidi recognizes compensation expense related to employee option grants and restricted stock grants, if any, in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”).

Calidi measures all stock options and other stock-based awards granted based on the fair value of the award on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Calidi has elected to recognize forfeitures as they occur. The reversal of compensation cost previously recognized for an award that is forfeited because of a failure to satisfy a service condition is recognized in the period of the forfeiture. Generally and unless otherwise specified, Calidi grants stock options with service-based only vesting conditions and records the expense for these awards using the straight-line method over the requisite service period.

Calidi classifies stock-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.

Calidi estimates the fair value of common stock using an appropriate valuation methodology, in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. Each valuation methodology includes estimates and assumptions that require Calidi’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, guideline public company information, the prices at which Calidi sold convertible preferred stock and common stock to third parties in arms’ length transactions, the rights and preferences of securities senior to Calidi’s common stock at the time, and the likelihood of achieving a liquidity event such as an initial public offering or sale. Significant changes to the assumptions used in the valuations could result in materially different fair values of stock options at each valuation date, as applicable.

The fair value of each stock option grant is estimated using the Black-Scholes option-pricing model. Calidi is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies within the biotechnology industry with characteristics similar to Calidi. The expected term of Calidi’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options provided under Staff Accounting Bulletin, Topic 14, or SAB Topic 14, as necessary. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero, based on the fact that Calidi has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Net loss per common share

Net loss per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net loss per share for the holders of Calidi’s common shares and participating securities. Although Calidi’s Convertible Preferred Stock contain participating rights in any dividend declared and paid by Calidi and are therefore participating securities, the Convertible Preferred Stock has no stated dividends and Calidi has never paid any cash dividends and does not plan to pay any dividends in the foreseeable future. Net loss attributable to common stockholders and participating securities is allocated to each share on an if-converted basis as if all of the earnings for the period had been distributed. However, the participating securities do not include a contractual obligation to share in the losses of Calidi and are not included in the calculation of net loss per share in the periods that have a net loss. In addition, common stock equivalent shares (whether or not participating) are excluded from the computation of diluted earnings per share in periods in which they have an anti-dilutive effect on net loss per common share.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Diluted net loss per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method and treasury stock method, as applicable. Contingently convertible notes payable and SAFEs were not included for purposes of calculating the number of diluted shares outstanding as the number of dilutive shares is based on a conversion contingency associated with the completion of a future financing event that had not occurred, and the contingency was not resolved, in the reporting periods presented herein. In periods in which Calidi reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. Diluted net loss per share is equivalent to basic net loss per share for the periods presented herein because common stock equivalent shares from the Convertible Preferred Stock, convertible notes, stock option awards and outstanding warrants to purchase common stock (see Note 10) were antidilutive.

As a result of Calidi reported net loss attributable to common stockholders for all periods presented herein, the following common stock equivalents were excluded from the computation of diluted net loss per common share for the years ended December 31, 2021 and 2020 because including them would have been antidilutive (in thousands):

	Year Ended December 31,
	2021	2020
Stock options	21,886	16,834
Warrants for common stock	4,050	3,050
Founders preferred stock	10,402	10,402
Series A-1 preferred stock	4,166	4,166
Series A-2 preferred stock	2,288	2,288
Convertible notes payable	844	844
Total common stock equivalents	43,636	37,584

Segments

Calidi’s executive management team, as a group, represents the entity’s chief operating decision makers. To date, Calidi’s executive management team has viewed Calidi’s operations as one segment that includes the research, development and commercialization efforts of cell-based platforms to potentiate oncolytic virus therapies. As a result, the financial information disclosed materially represents all of the financial information related to Calidi’s sole operating segment. Substantially all of Calidi’s consolidated operating activities, including its long-lived assets, are located within the U.S. and considering Calidi’s limited revenue operating stage, Calidi currently has no concentration exposure to products or customers.

Recently adopted accounting pronouncements

In August 2020, FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which, among other things, provides guidance on how to account for contracts on an entity’s own equity. This ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. Specifically, under ASU 2020-06, the embedded conversion features are no longer are separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under ASC 815, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost and a convertible preferred stock will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives. The standard also eliminated the need for an entity to assess whether a contract on the entity’s own equity (1) permits settlement in unregistered shares, (2) whether counterparty rights rank higher shareholder’s rights, and (3) whether collateral is required. In addition, ASU 2020-06 the requires incremental disclosure related to contracts on

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

the entity’s own equity and clarifies the treatment of certain financial instruments accounted for under ASU 2020-06 on earnings per share. ASU 2020-06 may be applied on a full retrospective or modified retrospective basis. ASU 2020-06 is effective for public business entities in fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the standard is effective in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption of ASU 2020-06 is permitted for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

Calidi early adopted ASU 2020-06 on January 1, 2021, using the modified retrospective approach for transactions, including Calidi’s convertible notes payable, that were outstanding as of the adoption date (see Note 8). The impact of adoption resulted in an increase to retained earnings (reduction of accumulated deficit) and a reduction to additional paid-in capital of approximately $441,000 related to a cumulative effect of change adjustment for amounts attributable to certain convertible notes conversion option that had previously been recorded as a beneficial conversion feature in additional paid-in capital at the time of issuance and the corresponding debt discount that was fully amortized to interest expense prior to January 1, 2020.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”), as part of its initiative to reduce complexity in accounting standards. ASU 2019-12 removes the following exceptions: exception to the incremental approach for intraperiod tax allocation; exception to accounting for basis differences when there are ownership changes in foreign investments; and exception to interim period tax accounting for year-to-date losses that exceed anticipated losses. ASU 2019-12 also improves financial reporting for franchise taxes that are partially based on income; transactions with a government that result in a step up in the tax basis of goodwill; separate financial statements of legal entities that are not subject to tax; and enacted changes in tax laws in interim periods. ASU 2019-12 is effective for public business entities in fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, the standard is effective in fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. On January 1, 2021, Calidi adopted ASU 2019-12 and the standard did not have a material impact on its consolidated financial statements and related disclosures.

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables and available-for-sale debt securities. ASU 2016-13 is effective for public business entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the standard is effective in fiscal years beginning after December 15, 2022, and interim periods within fiscal years beginning after December 15, 2023, with early adoption permitted. Calidi is currently evaluating the impact the adoption of this guidance will have on its consolidated financial statements and related disclosures.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). The amendments in ASU 2021-04 provide guidance to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The accounting standard update is effective for fiscal years beginning after December 15, 2021. Calidi is currently evaluating the potential impact that this standard may have on its consolidated financial statements and related disclosures.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Asset Acquisitions

License Agreements with Northwestern University

On June 7, 2021, Calidi entered into a License Agreement with Northwestern University (“Northwestern”) (the “Northwestern Agreement”) for the exclusive commercialization rights to the investigational new drug (“IND”) and data generated from Northwestern’s phase 1 clinical trial treating brain tumor patients with an engineered oncolytic adenovirus delivered by neural stem cells (“NSC-CRAd-S-pk7”). Under the Northwestern Agreement, among other rights, Northwestern granted to Calidi a worldwide, twelve-year exclusivity for the commercial development of NSC-CRAd-S-pk7 or other oncolytic viruses for therapeutic and preventive uses in oncology and a right of reference to Northwestern’s IND application which relates to the treatment of newly diagnosed glioblastoma (“GBM”).

In exchange, Calidi paid Northwestern an upfront payment of $400,000 cash and a best-efforts commitment to fund up to $10 million towards a phase 2 clinical trial of NSC-CRAd-S-pk7 or other oncolytic viruses. Subject to the terms and conditions of the Northwestern Agreement, Northwestern may become entitled to receive contingent payments from Calidi based on, if any (i) sublicense royalty payments of double-digit percentage for any sublicensing revenue that Calidi earns and, (ii) in the event of an assignment or transfer of licensed data, with the consent of Northwestern, a small percentage of the fair market value of any consideration received.

On October 14, 2021, Calidi entered into a Material License Agreement with Northwestern to license the NSC-CRAd-S-pk7 oncolytic virus materials which Calidi intends to use to continue advancing its research, development and commercialization efforts of the NNV1 and NNV2 programs. Calidi paid Northwestern a one-time payment of $100,000 in exchange for the transferred materials.

The Northwestern Agreement was treated as an asset acquisition under ASC 805-50 as all of the fair value within the acquired set of licensed data was concentrated in one IPR&D asset with no alternative future use. The fair value allocated to the IPR&D of $500,000 was recognized as an in-process research and development expense on the consolidated statements of operations and included within operating activities in the consolidated statements of cash flows during the year ended December 31, 2021. Additionally, as noted, Northwestern may be entitled to receive contingent sublicensee royalty and assignment penalty payments. At inception of the Northwestern Agreement and as of the date of issuance of these consolidated financial statements, it is not probable that Calidi will make these payments, if any at all. Calidi will record the contingent payments if and when they become payable, in accordance with the applicable guidance.

License Agreement with City of Hope and the University of Chicago

On July 22, 2021, Calidi entered into an Exclusive License Agreement with City of Hope (“COH”) and the University of Chicago (the “City of Hope Agreement”) for patents covering cancer therapies using an oncolytic adenovirus in combination with a clinical grade allogeneic neural stem cell line for recurrent GBM. Pursuant to the City of Hope Agreement, COH transferred its IND to Calidi for the commercial development of a licensed product, as defined in the City of Hope Agreement. This agreement grants to Calidi commercial exclusivity in using neural stem cells with the adenovirus known as CRAd-pk-S-7 for oncolytic virotherapy.

Under the City of Hope Agreement, Calidi paid an upfront fee of $180,000 in cash and issued 100,000 shares of Calidi common stock with an approximate fair value at the time of issuance of $167,000. The City of Hope Agreement also provides for Calidi to pay royalties in low single digit percentage of net sales generated for any product of the licensed patents for specific periods, and to pay up to $18.7 million if certain milestones are achieved during the clinical trials and post commercialization of the licensed product.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Asset Acquisitions (cont.)

The City of Hope Agreement was treated as an asset acquisition under ASC 805-50 as all of the fair value within the acquired licensed product was concentrated in one IPR&D asset with no alternative future use. The aggregate fair value amount allocated to the IPR&D asset of $347,000 was recognized as an in-process research and development expense on the consolidated statements of operations and included within operating activities in the consolidated statements of cash flows during the year ended December 31, 2021. Additionally, as noted, COH may be entitled to receive contingent royalty and milestone payments. At inception and the through the date of the issuance of these consolidated financial statements, it is not probable that Calidi will make these payments. Calidi will record the contingent payments if and when they become payable, in accordance with the applicable guidance.

4. Fair Value Measurements

The following table presents Calidi’s liabilities that are measured at fair value on a recurring basis, inclusive of related party components, as of December 31, 2021 and 2020 (in thousands):

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingently convertible notes payable, including accrued interest(1)	$—	$—	$1,572	$1,572
Term notes payable, including accrued interest(1)	—	—	505	505
SAFEs			15,811	15,811
Total liabilities, at fair value	$—	$—	$17,888	$17,888
	December 31, 2020
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingently convertible notes payable, including accrued interest(1)	$—	$—	$9,027	$9,027
Term notes payable, including accrued interest(1)	—	—	497	497
Total liabilities, at fair value	$—	$—	$9,524	$9,524

____________

(1)      Elected the fair value option of accounting discussed in Note 2.

Calidi’s financial instruments consist of cash, prepaid expenses and other current assets, deferred financing fees, accounts payable, accrued expenses and other current liabilities. The carrying value of these financial instruments are generally considered to approximate their fair values because of the short-term nature of those instruments.

Calidi entered into a legal settlement liability of $1.1 million (see Note 5). In accordance with the Settlement Agreement, the entire then unpaid amount is required to be repaid if Calidi secures at least $10.0 million in equity financing, which Calidi considers to be likely within the short-term. As such, the legal settlement liability is reported within current liabilities of the consolidated balance sheets and Calidi believes the reported contractual carrying value also represents its approximate the fair value.

Calidi issued various debt financial instruments that include loans payable, term notes payable, convertible notes payable, contingently convertible notes payable, and SAFE instruments (see Note 8 and 9). Debt financial instruments for which Calidi has not elected the fair value option were $2.9 million and $1.8 million as of December 31, 2021 and 2020, respectively. Calidi believes that the fair value of these debt instruments approximates their carrying value based on the borrowing rates available to Calidi for debt with similar terms. Calidi reports the fair value option debt instrument, including accrued interest, at its fair value as of each reporting date, with changes in the fair value of those

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fair Value Measurements (cont.)

instruments included in change in fair value of debt or change in fair value of debt — related party, as applicable, as part of other income and expenses, net, in the consolidated statements of operations. Calidi has also issued certain other instruments such as the SAFEs which are also accounted for as fair value on a recurring basis further described below.

Contingently Convertible Notes Payable (CCNP)

The estimated fair value of the CCNPs is determined based on the aggregated, probability-weighted average of the outcomes of two possible scenarios, (i) the next qualified financing event, as defined, occurring prior to maturity and the CCNPs, including accrued interest, thereby mandatorily converting to the type and form of shares of stock issued in that qualified financing, including the underlying contingent warrants being issued at that time (referred to as “Scenario 1”), or, (ii) a qualified financing not occurring and the CCNPs, including accrued interest, maturing without conversion and without any warrants being issued (referred to as “Scenario 2”). The combined value of the probability-weighted average of those outcomes is then discounted back to each reporting period in which the CCNP is outstanding, in each case, under Scenario 1, based on the risk-free rate consistent with risk-neutral similar derivative equity instruments and, under Scenario 2, based on a risk-adjusted discount rate estimated based on the implied interest rate using the changes in observed interest rates of similar corporate rate debt that Calidi believes is appropriate for those probability-adjusted cash flows under Scenario 2. The value of the contingent warrants, applicable only to Scenario 1, are measured at fair value using the Black-Scholes option pricing model used to value preferred stock warrants using an underlying asset value and the discounted exercise price of the warrants, as defined, and the indicated volatility of convertible preferred stock.

Term Notes Payable

The estimated fair value of the term notes payable is computed similarly based on its contractual cash flows and discounted back to each reporting period the instrument is outstanding using risk-adjusted discount rates similar to Scenario 2 in CCNP discussed above. The warrants to purchase common stock, which are freestanding equity classified instruments, issued with the term notes payable, were measured using the Black-Scholes option pricing model and the value allocated among the two freestanding instruments based on the residual method of allocation (see Notes 7 and 8).

Simple Agreements for Future Equity

Calidi entered into certain Simple Agreements for Future Equity instruments (“SAFE”) (see Note 9). The SAFE instruments are recorded as liabilities and are stated at fair value based on Level 3 inputs. The estimated fair value of the SAFE instruments are determined based on the aggregated, probability-weighted average of the outcomes of certain possible scenarios, including (i) a next qualified financing event, as defined, thereby mandatorily converting the SAFE to the type and form of shares of stock issued in that qualified financing at a specified discount to the price issued (referred to as “SAFE Scenario 1”), (ii) a SPAC event, as defined, thereby mandatorily converting the SAFE to common stock at a specified discount to the price issued (referred to as “SAFE Scenario 2”), or (iii) a liquidity event defined as a change of control or initial public offering, in which case the investors will automatically be entitled to a portion of proceeds received under such event at a specified discount to the price issued (referred to as “SAFE Scenario 3”). The combined value of the probability-weighted average of those outcomes is then discounted back to each reporting period in which the SAFE instruments are outstanding, in each case, based on a risk-adjusted discount rate estimated based on the implied interest rate using the changes in observed interest rates of corporate rate debt that Calidi believes is appropriate for those probability-adjusted cash flow.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fair Value Measurements (cont.)

The following table summarizes the significant unobservable inputs used in the fair value measurement of level 3 instruments as of December 31, 2021 and 2020:

December 31, 2021
Instrument	Valuation Technique	Unobservable Input	Input Range
Contingently convertible notes payable, including accrued interest	Scenario-based, probability-weighted average analysis	Timing of the scenarios	0.7 years
		Probability — Scenario 1	80.0%
		Risk-free rate — Scenario 1	0.3%
		Probability — Scenario 2	20.0%
		Risk-adjusted discount rate — SAFE Scenario 2	11.0%

Contingently issuable warrants on contingently convertible notes payable – Scenario 1	Black-Scholes option pricing model	Expected term	2.0 years
		Expected volatility on preferred stock	40.0%
		Expected dividend yield	0.0%
		Risk-free interest rate	0.3%

Term notes payable, including accrued interest	Discounted future cash flows	Time to maturity	0.2 years
		Risk-adjusted discount rate	10.7%

SAFEs	Scenario-based, probability-weighted average analysis	Timing of the scenarios	0.3 – 1.8 years
		Probability — SAFE Scenario 1	10.0%
		Probability — SAFE Scenario 2	80.0%
		Probability — SAFE Scenario 3	10.0%
		Risk-adjusted discount rate — SAFE Scenarios 1 through 3	11.0%, respectively
December 31, 2020
Instrument	Valuation Technique	Unobservable Input	Input Range
Contingently convertible notes payable, including accrued interest	Scenario-based, probability-weighted average analysis	Timing of the scenarios	0.6 – 1.7 years
		Probability — Scenario 1	80.0%
		Risk-free rate — Scenario 1	0.1%
		Probability — Scenario 2	20.0%
		Risk-adjusted discount rate — Scenario 2	10.0%

Contingently issuable warrants on contingently convertible notes payable – Scenario 1	Black-Scholes option pricing model	Expected term	2.0 years
		Expected volatility on preferred stock	40.0%
		Expected dividend yield	0.0%
		Risk-free interest rate	0.1%

Term notes payable, including accrued interest	Discounted future cash flows	Time to maturity	0.3 – 0.4 years
		Risk-adjusted discount rate	10.4%

Where possible, Calidi verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, discount rates, yield curves, credit spreads, measures of volatility and correlations of such inputs. Fair value measurements associated with the CCNPs, term notes payable, and SAFEs were determined based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. Increases or decreases in the fair value of the CCNPs, term

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fair Value Measurements (cont.)

notes payable, and the SAFEs can result from updates to assumptions such as the expected timing or probability of a qualified financing event, or changes in discount rates, among other assumptions. Based on management’s assessments of the valuations of the FVO debt instruments and SAFEs performed by Calidi’s valuations specialists, none of the changes in the fair value of those instruments were due to changes in Calidi’s own credit risk for the reporting periods presented. Judgment is used in determining these assumptions as of the initial valuation date and at each subsequent reporting period. Changes or updates to assumptions could have a material impact on the reported fair value, and the change in fair value, of FVO debt instruments and SAFEs and the results of operations in any given period.

The following table presents the changes in fair value of level 3 valued instruments for the years ended December 31, 2021 and 2020 (in thousands):

	Contingently convertible notes payable, including accrued interest, at fair value	Term notes payable, including accrued interest, at fair value	SAFEs, at fair value
Balance at December 31, 2019	$7,303	$—	$—
Proceeds from issuance	1,000	600	—
Allocation of proceeds to warrants at issuance(1)	—	(63)	—
Gain on extinguishment from conversion of principal and accrued interest to common stock	(61)	—	—
Repayments of principal	—	(100)	—
Conversion of principal and accrued interest to common stock	(213)	—	—
Change in fair value of debt, including accrued interest	998	60	—
Balance at December 31, 2020	9,027	497	—
Proceeds from issuance	—	500	7,925
Conversion of CCNP to SAFE	(5,523)	—	5,523
Loss on extinguishment from conversion of CCNP to SAFE		—	738
Extinguishment of term notes payable	—	(515)	—
Allocation of proceeds to warrants at issuance(1)	—	(22)	—
Change in fair value, including accrued interest	(1,932)	45	1,625
Balance at December 31, 2021	$1,572	$505	$15,811

____________

(1)      Amount represents the issuance date residual value allocated to the freestanding equity classified warrant in accordance with ASC 815 that is not remeasured subsequent to the issuance date.

5. Selected Balance Sheet Components

Deferred financing costs and other noncurrent assets

As of December 31, 2020, of the $616,000 total balance of deferred financing costs and other noncurrent assets, $558,000 was comprised of deferred financing fees, net, related to warrants issued to the CEO as consideration for Mr. Camaisa’s personal guarantee placed with a third-party financial institution to provide a $1.0 million line of credit to Calidi. The deferred financing fees are being amortized on a straight-line basis to interest expense over the term of the line of credit. As of December 31, 2021, the deferred financing fees related to warrants issued to the CEO were fully amortized to interest expense and no such balance remained (see Note 8).

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Selected Balance Sheet Components (cont.)

Legal settlement liability

In July 2020, Calidi’s former executive and co-founding shareholder (the “Former Executive”), filed a complaint in the San Diego Superior Court (“the Complaint”) against Calidi and AJC Capital, and Calidi’s current CEO and founding shareholder, asserting breach of contract and declaratory relief and breach of contract (and later amended to include a claim for breach of fiduciary duty) and wrongfully terminated the Former Executive under an employment contract resulting in amounts allegedly owed to the Former Executive. Calidi denied those allegations and filed a cross complaint against the Former Executive for securities fraud, breach of contract, and breach of fiduciary duty.

On March 18, 2021, all parties ultimately settled pursuant to the terms of a Settlement and Mutual Release Agreement (“the Settlement Agreement”), in which the parties agreed to release each other from all claims and agreed to confidentiality, non-disparagement and other covenants. According to the principal terms of the Settlement Agreement, the Former Executive agreed to immediately transfer and assign all patents filed by Calidi during the Former Executive’s employment and otherwise fully cooperate with ongoing patent and intellectual property matters and other company matters, including enter into a voting agreement with the majority shareholders. As part of the Settlement Agreement, Calidi also agreed to pay the Former Executive $1.1 million in cash, with $60,000 payable within 30 days of the Settlement Agreement and $20,000 per month on the same day of each month thereafter until paid in full. Furthermore, if Calidi secures at least $10.0 million in equity financing, as defined in the Settlement Agreement, the then entire unpaid settlement liability amount will become due and payable within 21 days of the equity financing.

Because the above matter related to disputes that arose before the reporting periods presented in the consolidated financial statements, Calidi has accrued the $1.1 million settlement amount in 2019 and due to Calidi’s anticipation of an equity financing within the next twelve months which would make the settlement liability due and payable, the entire amount is included in current liabilities as of December 31, 2021 and 2020 consolidated balance sheets. As of December 31, 2021 and 2020, the balance outstanding on the legal settlement liability was $0.9 million and $1.1 million, respectively.

Accrued expenses and other current liabilities

As of December 31, 2021 and 2020, accrued expenses and other current liabilities were comprised of the following (in thousands):

	December 31,
	2021	2020
Accrued compensation(1)	$2,446	$1,229
Accrued vendor and other expenses	1,060	308
Accrued expenses and other current liabilities	$3,506	$1,537

____________

(1)      Includes deferred compensation for certain executives and deferred board fees for one director, and as of December 31, 2021, an accrual for a legal proceedings matter with a former employee further discussed in Note 14.

6. Machinery and Equipment, net

As of December 31, 2021 and December 31, 2020, machinery and equipment, net, was comprised of the following (in thousands):

	December 31,
	2021	2020
Machinery and equipment	$887	$660
Accumulated depreciation	(390)	(276)
Machinery and equipment, net	$497	$384

Depreciation expense amounted to approximately $156,000 and $107,000 for the twelve months ended December 31, 2021 and 2020, respectively.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Related Party Transactions

Calidi has funded its operations to date primarily through private sales of convertible preferred stock, contingently convertible and convertible promissory notes, SAFEs and common stock. These investments have included various related parties, including from AJC Capital and certain directors as further discussed below.

The following table presents the various significant related party transactions and investments in Calidi for the periods presented (in thousands):

Related Party	Description of investment or transaction	Year Ended December 31,
		2021	2020
AJC Capital, Directors A, B, and a manager	Convertible notes payable(1)	$1,365	$1,365
AJC Capital	Warrants issued as consideration to guarantee a line of credit facility between Calidi and a bank(2)	—	634
AJC Capital, Directors A	Term notes, including accrued interest, at fair value(3)	1,027	497
AJC Capital	Business loan payable-as guarantor(4)	38	133
AJC Capital, Director A, D, E, an officer and a manager	Simple agreements for future equity (SAFE), at fair value(5)	1,417	—
AJC Capital, Director D and an officer	Accounts payable and accrued expenses(6)	137	191
Directors C, D	Contingently convertible notes payable, including accrued interest, at fair value(7)	1,572	1,637
Former Executive	Legal settlement liability(8)	880	1,100
Director E	Purchase of common stock	—	100
Director D	President and Chief Operating Officer(9)	—	—

____________

(1)      See Note 8 for full disclosures on debt, including the convertible notes and related extensions of scheduled maturity dates to June 2022.

(2)      In November 2020, Calidi, as the borrower, opened a Line of Credit (“LOC”) with City National Bank (“CNB”) for a borrowing capacity of up to $1.0 million. As a condition of approving the LOC, CNB required a corresponding collateral amount to be provided by AJC Capital in the form of a certificate of deposit in the name of AJC Capital to be held at CNB so long as the LOC remains open, including any amounts borrowed and outstanding under the LOC. As consideration for the collateral provided by AJC Capital to CNB, Calidi issued 2,000,000 warrants to purchase common stock to AJC Capital. See Note 8 for full disclosures around the LOC. This amount represents the value of the warrants issued to the CEO as consideration for the collateral with CNB, which remained outstanding as of December 31, 2021 and 2020 (see Notes 8 and 10).

(3)      Term debt, including accrued interest, of $472,000 issued to AJC Capital in May 2020 with 900,000 warrants to purchase common stock and stated interest rate of LIBOR plus 3.0% margin (see Notes 8 and 10); in addition, principal balance on a business loan payable by Calidi to a bank for which AJC Capital is a guarantor to the bank for the loan (see Note 8), both loans remain outstanding as of December 31, 2021 and December 31, 2020. Term debt in principal amount of $500,000, including accrued interest, at fair value, issued in March 2021 to Director A with 1,000,000 warrants to purchase common stock and stated interest rate of LIBOR plus 3.0% margin. Both term debt notes remain outstanding as of December 31, 2021 and 2020.

(4)      Principal balance on a business loan payable by Calidi to a bank for which AJC Capital is a guarantor to the bank for the loan (see Note 8), loan remains outstanding as of December 31, 2021 and 2020.

(5)      See Note 9 for full disclosures around the SAFE instruments.

(6)      Amounts owed to AJC Capital for primarily rent expense for temporary use of personal house for company office space in 2020; in addition, amounts owed to Director D for certain consulting expenses, and an officer for certain services provided by an immediate family member, included in accounts payable and accrued expenses as of December 31, 2021 and 2020.

(7)      See Note 8 for full disclosures around contingently convertible notes payable, including accrued interest, accounted for using the fair value option. Director C is a partner in a partnership agreement with the Calidi investor who holds the contingently convertible notes issued by Calidi which may deem Director C’s partnership to be the beneficial owner of this contingently convertible note as of December 31, 2021 and December 31, 2020. Also includes contingently convertible notes payable held by Director D at a fair value of approximately $60,000 and $69,000 as of December 31, 2021 and 2020, respectively.

(8)      See Note 5 for full disclosure of a settlement liability recorded with a Co-Founder and Former Executive of Calidi.

(9)      See Note 15 for an Employment Agreement entered into by Calidi and Director D, appointed as Calidi’s President and Chief Operating Officer effective February 1, 2022.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Debt

Calidi’s outstanding debt obligations as of December 31, 2021 and 2020, including related party components, are as follows (in thousands):

	December 31, 2021
	Unpaid Balance	Fair Value Measurements	Discount	Accrued Interest			Net Carrying Value
Convertible notes payable	$1,365	$—	$—	$	(a	)	$1,365
Contingently convertible notes payable, including accrued interest, at fair value	1,000	572	—		(b	)	1,572
Term notes payable, including accrued interest, at fair value	500	27	(22)		(b	)	505
Term notes payable	500	—			22		522
Loans payable	1,038	—	—		—		1,038
Total debt	$4,403	$599	$(22)		$22		$5,002
Less: current portion of long-term debt							(5,002)
Long-term debt, net of current portion							$—
	December 31, 2020
	Unpaid Balance	Fair Value Measurements	Discount	Accrued Interest			Net Carrying Value
Convertible notes payable	$1,365	$—	$—	$	(a	)	$1,365
Contingently convertible notes payable, including accrued interest, at fair value	5,988	3,039	—		(b	)	9,027
Term notes payable, including accrued interest, at fair value	500	60	(63)		(b	)	497
Loans payable	427	—	(3)		—		424
Total debt	$8,280	$3,099	$(66)		$—		$11,313
Less: current portion of long-term debt							(4,942)
Long-term debt, net of current portion							$6,371

____________

(a)      Convertible notes payable issued with common stock in lieu of cash interest. See further discussion under Convertible Notes Payable section below.

(b)      Accrued interest is included in fair value measurements for contingently convertible notes payable and term notes payable, at fair value, as applicable, for the periods presented, respectively. See further disclosures under the fair value option of accounting in Note 2, Note 4, Note 8, and applicable sections below.

Scheduled maturities of outstanding debt, net of discounts are as follows (in thousands):

Year Ending December 31:
2022	$4,403

Plus: Fair value measurement adjustments	599
Plus: Accrued interest	22
Less: Discounts	(22)
Total debt	$5,002

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Debt (cont.)

The following discussion includes a description of Calidi’s outstanding debt as of December 31, 2021 and 2020. The weighted average interest rate related to Calidi’s outstanding debt not accounted for under the fair value option and was 2.7% and 8.6% as of December 31, 2021 and 2020, respectively. Interest expense related to Calidi’s outstanding debt not accounted for under the fair value option totaled approximately $0.6 million and $0.2 million for the years ended December 31, 2021 and 2020, respectively, which is reported within other income and expense, net, in the consolidated statements of operations. Interest expense includes interest on outstanding borrowings and the amortization of discounts associated with debt issuance costs or from the allocation of proceeds to freestanding common stock or warrants as part of the relevant financing transactions. Interest expense related to debt instruments that are accounted for under the fair value option is presented within the single line of change in fair value of debt or change in fair value of debt — related party, as applicable, in the consolidated statements of operations.

Convertible Notes Payable

2017 Convertible Note

In March 2017, Calidi issued a $150,000 convertible promissory note (the “2017 Convertible Note”) to a director and related party (see Note 7), with an original maturity date of 6 months from the date of issuance. Calidi issued shares of common stock in lieu of cash interest in the amount of one share of common stock per $1.00 of principal loaned. The value allocated to the common stock was recognized as a debt discount on the 2017 Convertible Note and the amount was insignificant. The 2017 Convertible Note allows the investor, at their election, to convert the principal amount into Series A-1 Convertible Preferred Stock at a conversion price of $1.00. At the date of issuance, the estimated fair value of the Series A-1 Convertible Preferred Stock was greater than the effective conversion price, which resulted in Calidi recognizing a BCF on the date of issuance as an additional debt discount with a corresponding increase to additional paid in capital in accordance with ASC 470-20. Both the common stock and BCF debt discounts in the aggregate amounting to the principal amount of $150,000 are fully amortized. See Note 2 regarding the impact of adoption of ASU 2020-06 on January 1, 2021. At the original maturity dates, the respective 2017 Convertible Note was amended to extend the maturity date to December 31, 2021 and were amended again in December 2021 to further extend the maturity date to June 30, 2022. The amendments were accounted for as an extinguishment of the debt, however, as the above discounts were already fully amortized by the original and amended maturity dates, the extinguishment had no impact to the consolidated financial statements presented herein. Calidi did not make any payments associated with the 2017 Convertible Note during the year ended December 31, 2021, and Calidi was in compliance with applicable debt covenants as of December 31, 2021.

2018 Convertible Notes

Between January 2018 and June 2018, Calidi issued $1.4 million of convertible promissory notes (the “2018 Convertible Notes”) to investors, including to related parties (see Note 7), with original maturity dates of 18 months from the dates of issuance. In lieu of cash interest, Calidi issued to the investors shares of common stock in the amount of four shares of common stock per $1.00 of principal loaned. The value allocated to common stock was determined based on a relative fair value basis resulting in approximately $1.0 million of debt discount to be recognized as interest expense using the effective interest method over the term of the 2018 Convertible Notes. The 2018 Convertible Notes allow the investors, at their election, to convert the principal amount into Series A-2 Convertible Preferred Stock at a conversion price of $1.75. At the date of issuance, the estimated fair value of the Series A-2 Convertible Preferred Stock was greater than the effective conversion price, which resulted in Calidi recognizing a BCF of approximately $0.4 million on the date of issuance as an additional debt discount with a corresponding increase to additional paid in capital in accordance with ASC 470-20. Both the common stock and BCF debt discounts in the aggregate amounting to the principal amount of $0.85 million were fully amortized prior to January 1, 2020. See Note 2 regarding the impact of adoption of ASU 2020-06 on January 1, 2021. At the original maturity dates, the respective 2018 Convertible Notes were amended to extend the maturity dates to December 31, 2021 and were amended again in December 2021 to further extend the maturity dates to June 30, 2022. The amendments were accounted for as an extinguishment of the debt, however, as the above discounts were already fully amortized by the original and amended maturity dates,

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Debt (cont.)

the extinguishments had no impact to the consolidated financial statements presented herein. Calidi repaid $30,000 and $120,000 of principal balance in January 2020 and December 2019, respectively, to one investor and related party 2018 Convertible Note holder, and Calidi was in compliance with applicable debt covenants as of December 31, 2021.

Contingently Convertible Notes Payable, at fair value

2019 Contingently Convertible Notes, at fair value

Between March 2019 and September 2019, Calidi issued $2.3 million of contingently convertible promissory notes (the “2019 Contingently Convertible Notes” or “2019 CCNPs”) to certain investors, including to related parties (see Note 7), with original maturity dates of 28 to 31 months from the dates of issuance. The 2019 CCNPs accrue interest at 5% per annum, that is due and payable at maturity unless otherwise converted prior to maturity. Calidi may elect to prepay principal and accrued interest at any time. Upon a next equity financing of at least $8.0 million, the principal and accrued interest will automatically convert into the type of stock issued in the financing at the lower price of a per share conversion price equal to: (i) 80% of the per share price paid by investors in the financing; or (ii) 80% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of the amendment, or $2.40 per share (“valuation cap”). In addition, upon a next equity financing, the investors will be issued a warrant equal to 30% of principal at an exercise price equal to the per share price paid by investors in the financing. These contingent warrants are accounted for when the contingency is resolved, and the contingent warrants are issued. Calidi evaluated whether the 2019 CCNPs’ embedded conversion features contained a BCF in accordance with ASC 470-20 and Calidi determined that a BCF was contingent upon on a qualified financing occurring. Accordingly, pursuant to ASC 470-20, a contingent BCF is not recognized until the contingency is resolved. The contingency had not been resolved as of December 31, 2021. See Note 2 regarding the impact of adoption of ASU 2020-06 on January 1, 2021. Upon the occurrence of a change of control or event of default each investor will receive a cash payment equal the principal and accrued but unpaid interest.

Calidi has elected to measure the 2019 CCNPs, including accrued interest and contingently issuable warrants, using the fair value option under ASC 825 and, as a result, Calidi records any changes in fair value within change in fair value of debt on the consolidated statements of operations. Calidi has elected to also include the component related to accrued interest within the single line of change in fair value of debt and change in fair value of debt — related party on the consolidated statements of operations. See Note 2 under the Fair value option of accounting section and Note 4 for further details.

In September 2019, Calidi repaid certain investors and related party contingently convertible note holders the entire principal balance of $150,000, which were outstanding for a relatively short period of time. In July 2020, an investor elected to convert principal and accrued stated interest balance of $213,300 of a 2019 Contingently Convertible Note into 213,300 shares of common stock. The 2019 CCNPs unpaid principal balances at December 31, 2020 was $2.0 million.

From August 2021 through December 2021, the $2.0 million of then outstanding unpaid principal balances of the 2019 CCNPs plus accrued interest were exchanged for an equivalent amount of SAFE agreements as described in Note 9. All 2019 CCNP agreements were exchanged into the SAFE agreements, which included the cancellation of applicable contingently issuable warrants upon the exchange to the SAFE agreements (see Note 9).

2020 Contingently Convertible Notes, at fair value

In September 2019 and January 2020, Calidi issued $3.0 million and $1.0 million convertible promissory notes to two investors that mature on September 23, 2022 (the “2020 Contingently Convertible Notes” or “2020 CCNPs”). The 2020 CCNPs accrue interest at 5% per annum, compounded yearly, that is due and payable at maturity unless otherwise converted prior to maturity. Calidi may not elect to prepay the principal and interest without the written consent of the lenders. Upon a next equity financing of at least $8.0 million, for the principal and accrued interest through that date, the holder, at their sole election, may exercise the conversion option into the type of stock issued in

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Debt (cont.)

the financing at the lower price equal to: (i) 70% of the per share price paid by investors in the financing; or (ii) 70% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of issuance; or (iii) $2.00 (“valuation cap”). In addition, upon a next equity financing occurring, the investors will also receive a warrant equal to 30% of principal invested at an exercise price equal to the per share price paid by investors in the financing. These contingent warrants are accounted for when the contingency is resolved, and the contingent warrants are issued. Calidi evaluated whether the 2020 CCNPs contained a BCF in accordance with ASC 470-20 and determined that a BCF that is contingent upon on the next equity financing occurring is not recognized until the contingency is resolved. The contingency had not been resolved as of December 31, 2020. See Note 2 regarding the impact of adoption of ASU 2020-06 on January 1, 2021.

Upon a change of control, the investor will have the option to receive a cash payment equal the principal and accrued interest or convert the principal and accrued interest into shares of Calidi’s preferred stock to be issued, at a per share conversion price equal to: (i) 70% of the implied price per share of such preferred stock from such change of control; or (ii) 70% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of issuance. Upon an event of default, each investor will receive a cash payment equal the principal and accrued interest.

Calidi has elected to measure the 2020 CCNPs, including accrued interest and contingently issuable warrants, using the fair value option under ASC 825 and records all changes in fair value included in change in fair value of debt and change in fair value of debt — related party, on the consolidated statements of operations. See Note 2 under the Fair value option of accounting section and Note 4 for a full discussion of the valuation methodologies and other details related to the 2020 CCNPs.

In September 2021, $3.0 million unpaid principal balance for one of the 2020 CCNPs plus accrued interest was exchanged for an equivalent amount of a SAFE agreement, which included the cancellation of the applicable contingently issuable warrants upon the exchange into the SAFE (see Note 9). The 2020 CCNPs unpaid principal balances of December 31, 2021 and 2020 were $1.0 million and $4.0 million, respectively. As of December 31, 2021, the remaining $1.0 million in unpaid principal remained outstanding for the 2020 CCNPs with one investor that is also a related party (see Note 7). Calidi was in compliance with applicable debt covenants related to the 2020 CCNPs as of December 31, 2021.

Term Notes Payable, at fair value

2021 Term Note Payable

In January 2021, Calidi entered into a note agreement with a related party investor and director to borrow up to $500,000 (“2021 Term Note”). In March 2021, Calidi issued the full amount of the 2021 Term Note and concurrently issued warrants to purchase 1,000,000 shares of Calidi common stock at an exercise price of $1.00 per share (see Note 10). The 2021 Term Note bears interest at a rate equal to variable 30-day LIBOR plus 3%, subject to floor of 2% and matures on the earliest of the following: (i) one year from execution of the 2021 Term Note, (ii) Calidi’s completion of certain qualified financings, (iii) the occurrence of a change of control, or (iv) the occurrence of an event of default, as defined in the note agreement.

Upon original issuance, Calidi elected to measure the 2021 Term Note, including accrued interest, using the fair value option under ASC 825 and record all changes in fair value, including accrued interest, in change in fair value of debt — related party on the consolidated statements of operations. See Note 2 under the Fair value option of accounting section and Note 4 for a full discussion of the valuation methodologies and other details related to the 2021 Term Note. Calidi was in compliance with applicable debt covenants related to the 2021 Term Note as of December 31, 2021.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Debt (cont.)

Term Notes Payable

2020 Term Notes Payable

Between March 2020 and May 2020, Calidi issued $600,000 of secured term notes payable (the “2020 Term Notes”) to investors, including to related parties (see Note 7). Calidi also issued warrants to purchase 1,050,000 shares of common stock at an exercise price of $1.00 per share (see Note 10). The investors of the $450,000 portion of the 2020 Term Notes receive interest at a rate equal to variable 30-day LIBOR plus 3%, subject to floor of 2% and two warrants to purchase shares of Calidi common stock for each dollar of principal invested, while the investors of the remaining $150,000, in lieu of a stated interest rate, received one warrant to purchase shares of Calidi common stock for each dollar of principal invested. The 2020 Term Notes mature on the earliest of the following: (i) one year from execution of the 2020 Term Notes, (ii) Calidi’s completion of certain qualified financings, (iii) the occurrence of a change of control, or (iv) the occurrence of an event of default, as defined in the note agreements. In April 2020, Calidi repaid the principal for one lender within the 2020 Term Notes totaling $100,000 which did not have a stated interest rate.

Upon original issuance, Calidi elected to measure the 2020 Term Notes, including accrued interest, using the fair value option under ASC 825 and record all changes in fair value, including accrued interest, in change in fair value of debt and change in fair value of debt — related party on the consolidated statements of operations. See Note 2 under the Fair value option of accounting section and Note 4 for a full discussion of the valuation methodologies and other details related to the 2020 Term Notes.

In June 2021, upon the scheduled maturity of the outstanding 2020 Term Notes, the holders and Calidi agreed to extend the maturity dates for all remaining 2020 Term Notes to June 30, 2022, in exchange for 10% of the principal amount in shares of common stock as an extension fee, while all other terms and conditions remained substantially unchanged. The extension fee resulted in the issuance of 50,000 shares of common stock with a fair value of $35,500. The debt amendments were at the stated maturity and resulted in the application of extinguishment accounting in accordance with ASC 470-50. Calidi recorded a loss on debt extinguishment of $35,500 in the consolidated statements of operations based on the difference between the fair value of the amended term notes of approximately $515,000, the fair value of common stock issued of $35,500 and the carrying amount of the original term notes of $515,000. Due to the fair value election, the carrying value of the original term notes equals the fair value at extinguishment date.

The extinguishment accounting resulted in an event that requires remeasurement of eligible items at fair value, initial recognition of eligible items, thereby resulting in an election date for the fair value option under ASC 825. Calidi did not elect to measure the amended term notes using the fair value option at the extension date, accordingly, following the extension the amended term notes are accounted for at amortized cost and accrue interest according to the terms of the agreement. As of December 31, 2021, the interest rate of the 2020 Term Notes was 3.1% and the total carrying value, including accrued interest was $522,000.

Calidi was in compliance with applicable debt covenants related to the 2020 Term Notes as of December 31, 2021.

Loans Payable

2020 Paycheck Protection Program Loan

In April 2020, Calidi received loan proceeds in the amount of $291,060 under the Paycheck Protection Program (“PPP”) (“2020 PPP”) loan through Calidi’s lender, which is guaranteed by the U.S. Small Business Administration (“SBA”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for SBA guaranteed loans to qualifying entities for amounts of up to 2.5 times the average monthly payroll and other eligible expenses of the qualifying entity. The loans and accrued interest are forgivable as long as the

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Debt (cont.)

borrower submits a timely request and uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the program. The 2020 PPP loan promissory note also contains customary borrower default provisions and lender remedies, including the right of the lender to require immediate repayment in full the outstanding principal balance of the loan with accrued interest. Calidi used the entire 2020 PPP loan proceeds for qualifying expenses.

The 2020 PPP loan accrued simple interest at a rate of 1% percent per annum and had an original maturity date of April 16, 2022. In May 2021, Calidi was notified by the lender and through the SBA that the 2020 PPP loan, together with all accrued interest, amounting to approximately $294,000 had been fully forgiven under the provisions of the PPP program. Calidi continued to accrue interest on the 2020 PPP loan until the forgiveness date, which was insignificant and included in accrued expenses and other current liabilities as of December 31, 2020. Calidi recorded a gain on extinguishment of debt of approximately $294,000 for the 2020 PPP Loan, including accrued interest, during the year ended December 31, 2021.

2021 Paycheck Protection Program Loan

On March 11, 2021, Calidi received its second PPP loan in the principal amount of $379,200 (“2021 PPP”). The 2021 PPP loan bears interest at a rate of 1% per annum and matures on March 11, 2026. Under the provisions of the 2021 PPP loan, the principal amount and accrued interest was subject to forgiveness by the SBA. In October 2021, Calidi was notified by the lender and through the SBA that the 2021 PPP loan, together with all accrued interest, had been fully forgiven under the provisions of the PPP program. Calidi recorded a gain on extinguishment of debt of approximately $381,000 for the 2021 PPP Loan, including accrued interest, during the year ended December 31, 2021.

2020 Business Loan

In November 2020, Calidi entered into a Business Loan and Security Agreement with a lender (the “2020 Business Loan”). The principal amount of the 2020 Business Loan is $150,000, payable in installments of $10,083 per month, until maturity date of 18 months from date of issuance at an effective annual interest rate of approximately 25.1%. The 2020 Business Loan is collateralized by Calidi’s assets and guaranteed by its largest shareholder and CEO, who is an assigned guarantor (see Note 7). As of December 31, 2021 and 2020, the carrying value of the 2020 Business Loan was approximately $38,000 and $133,000 respectively, net of origination fees, and Calidi was in compliance with applicable debt covenants as of December 31, 2021.

2020 Line of Credit

In November 2020, Calidi opened a line of credit with a third-party bank for a borrowing capacity of up to $1.0 million (“2020 Line of Credit” or “LOC”). All principal amounts borrowed on the 2020 Line of Credit, including any accrued paid unpaid interest, was to mature on October 26, 2021, and any amounts borrowed may be repaid by Calidi without penalty at any time before maturity. Beginning in February 2021 and through April 28, 2021, Calidi borrowed the full $1.0 million that was available under its 2020 Line of Credit which remained outstanding as of December 31, 2021. The amounts borrowed bear interest at a monthly rate of 1.6% applied to the outstanding principal balance multiplied by the actual number of days the principal balance is outstanding, such interest payments are due monthly. As of December 31, 2021, Calidi was in compliance with applicable covenants of the 2020 Line of Credit.

As a condition of approval of the 2020 Line of Credit, the bank required collateral to be provided by AJC Capital to the bank held in the name of AJC Capital. As consideration for the AJC Capital collateral provided to the bank, Calidi issued to the shareholder warrants to purchase 2,000,000 shares of common stock at an exercise price of $1.00 per share (see Notes 5 and 7).

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Debt (cont.)

In October 2021, upon the scheduled maturity, the lender renewed the 2020 Line of Credit for another year to October 29, 2022, with substantially the same terms and condition. Calidi performed a borrowing-capacity analysis in accordance with ASC 470-50 and determined that the borrowing capacity of the amended LOC exceeds the borrowing capacity under the original LOC. There were no unamortized costs or new lender fees relating to the renewal and, therefore, the entire $1.0 million principal balance was carried forward as of the renewal date and remains outstanding as of December 31, 2021.

9. Simple Agreement for Future Equity

From March 2021 through year ended December 31, 2021, Calidi entered into SAFE agreements with various investors and related parties to raise aggregate proceeds of $7.9 million (“2021 SAFEs”). The 2021 SAFEs have no maturity dates and bear no interest. Upon a qualified financing, as defined in the agreements, which includes a capital raise equal to or greater than $10.0 million, the purchase amounts under the 2021 SAFEs will automatically convert into the type of stock issued in the financing at the greater number of shares resulting from, i) the purchase amount of the SAFE divided by 80% of the per share price paid by investors in the financing, or ii) the purchase amount of the SAFE divided by $3.62 per share. Other conversion events include a SPAC merger, a change of control or an initial public offering (“IPO”). Upon an event of dissolution and to the extent sufficient funds are available, the holders of the 2021 SAFEs, on a pari passu basis with the holders of Convertible Preferred Stock, shall be entitled to receive a cash payment equal the purchase amount, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of common stock.

In June 2021, Calidi amended certain outstanding 2021 SAFEs to align the conversion prices with those above. The amendments were determined to be a substantial change in the original instrument and resulted in the application of extinguishment accounting. Although the 2021 SAFE amendments were determined to contain a substantial change from the original instrument and resulted in the application of extinguishment accounting, because of the valuation technique used described in Note 4, the derived fair values were not impacted by the amendment, resulting in no gain or loss on extinguishment.

Exchange of CCNPs to SAFEs (“CCNP Conversions”)

As described in Note 8, from August 2021 through December 2021, of the $6.0 million aggregate in principal amount outstanding, which had previously been purchased by investors in the 2020 and 2019 CCNPs, $5.0 million in principal amount, plus accrued interest, were exchanged for SAFE instruments similar in terms and conditions to the 2021 SAFE instruments described above, except for the valuation caps, which were retained in the conversion as per the issuance terms of the 2020 and 2019 CCNPs (see Note 8). This exchange is collectively referred to as the “CCNP conversions”. Upon completion of the CCNP conversions, the 2020 and 2019 CCNPs were terminated and canceled, including any rights to contingent warrants, which were also canceled without future rights to any warrants and resulted in the application of extinguishment accounting of the 2020 and 2019 CCNPs.

Calidi recorded a loss on debt extinguishment of approximately $0.7 million in the consolidated statements of operations based on the difference between the fair value of $6.2 million of the newly issued SAFEs in the CCNP conversions and the carrying amount of $5.5 million of the 2020 and 2019 CCNPs at the conversion date. Due to the fair value election of the 2020 and 2019 CCNPs, the carrying value equals the fair value at the extinguishment date.

As of December 31, 2021, one related party investor holds the remaining $1.0 million in principal amount of the 2020 CCNPs has elected not to convert to a SAFE instrument. The one related party still retains the 2020 CCNP instrument, including contingently issuable warrants and accrued interest, as per the original terms, which has a scheduled maturity in September 2022 (see Notes 7 and 8). There can be no assurance that the remaining investor will convert to a SAFE instrument prior to the maturity of the 2020 CCNP.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Simple Agreement for Future Equity (cont.)

All of the issued SAFEs represent obligations that Calidi must settle by issuing a variable number equity shares based on a fixed monetary value at the inception of the SAFE based on the amount invested. Therefore, the SAFEs are classified as mark-to-market liabilities pursuant to ASC 480 in current liabilities because of the anticipated settlement or conversion of the SAFEs based on Calidi’s expectation of a completion of a qualified financing in the next twelve months. Calidi records the changes in fair value of all SAFEs each reporting period in change in fair value of debt and change in fair value of debt — related party, on the consolidated statements of operations. See Note 2 under the Fair value measurements section and Note 4 for a full discussion of the valuation methodologies and other details related to SAFE instruments.

10. Convertible Preferred Stock, Common Stock and Stockholders’ Deficit

Convertible Preferred Stock

Pursuant to the Amended and Restated Certificate of Incorporation filed on May 31, 2019 (“the Amended Articles”), and Certificate of Designation filed on January 15, 2020 with regard to Series B preferred stock, Calidi is authorized to issue a total of 40,000,000 shares of preferred stock, par value $0.0001 per share (see Note 15).

During the year ended December 31, 2020, Calidi repurchased 100,000 shares of previously issued Series A-2 convertible preferred stock for $175,000 relating to a share settlement agreement between Calidi and one Series A-2 investor. The transaction was accounted for as a redemption and there was no difference between the carrying amount and fair value of the Series A-2 convertible preferred stock at the time of the repurchase.

The authorized, issued and outstanding shares and other information related to Calidi’s Convertible Preferred Stock is presented below as follows (in thousands, except share amounts):

	December 31, 2021
	Shares Authorized		Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Founders	10,500,000		10,402,285	$2,080	$1,354
Series A-1	(a	)	4,166,400	4,166	3,721
Series A-2	(a	)	2,287,740	4,004	3,926
Series B	20,000,000		—	—	—
	30,500,000	(a)	16,856,425	$10,250	$9,001
	December 31, 2020
	Shares Authorized		Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Founders	10,500,000		10,402,285	$2,080	$1,354
Series A-1	(a	)	4,166,400	4,166	3,721
Series A-2	(a	)	2,287,740	4,004	3,926
Series B	20,000,000		—	—	—
	30,500,000	(a)	16,856,425	$10,250	$9,001

____________

(a)      Pursuant to the Amended Articles, of the 40,000,000 total shares of preferred stock authorized, 9,000,000 shares are designated as Series A preferred stock which may be used in aggregate for purposes of issuances of Series A-1 and Series A-2 convertible preferred stock, and 20,000,000 are designated as Series B convertible preferred stock. The Amended Articles were again amended in February 2022 to distinguish classification of Series A preferred stock between Series A-1 and A-2 preferred stock, and to cancel the Series B preferred stock designation (see Note 15).

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Convertible Preferred Stock, Common Stock and Stockholders’ Deficit (cont.)

Dividends

There is no stated per annum dividend rate within the Convertible Preferred Stock agreements. When or if a dividend is declared by the board of directors, the holders of the outstanding shares of Convertible Preferred Stock are entitled to first receive a dividend at least equal to the dividend payable on common stock as if all Convertible Preferred Stock had been converted to common stock. Since inception and through the date of this Report, no cash dividends have been declared or accrued.

Liquidation preferences

In the event of any liquidation or deemed liquidation event such as dissolution, winding up, or loss of control, either voluntary or involuntary, the holders of Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds to the holders of common stock, an amount equal to the Convertible Preferred Stock original issue price plus any declared and unpaid dividend or such amount per share were the Convertible Preferred Stock be converted into common stock. Liquidation payments to the holders of Convertible Preferred Stock have priority and are made in preference to any payments to the holders of common stock. The liquidation preferences as of December 31, 2021 and 2020 are reported above.

Voting rights

The holder of each share of Convertible Preferred Stock is entitled to one vote for each share of common stock into which it would convert.

At any time when at least 25% of the initially issued shares of the Founders convertible preferred stock remain outstanding, approval of a majority of the Founders convertible preferred stock is required for certain matters, as defined in the Amended Articles, such as (a) amending Calidi’s Certificate of Incorporation which alter the terms of the Founders convertible preferred stock in an adverse manner, (b) an increase or decrease the authorized numbers of shares of any stock, (c) the authorization or creation any new class of stock that are senior to the existing Convertible Preferred Stock, (d) the redemption or repurchase of any shares of stock, (e) the declaration or payment any dividend or otherwise make a distribution to shareholders, (f) the increase or decrease the number of directors of Calidi, or (g) the consent, agree or commit to a liquidation or deemed liquidation event.

Conversion

The shares of Convertible Preferred Stock are convertible into one share of common stock at any time, at the option of the holder, subject to certain antidilutive adjustments, including stock splits, combinations, common stock dividends and distributions, reclassification, recapitalization, merger, and consolidation. The conversion ratio is equal the original issuance price of the respective preferred shares which is $0.20 for Founders convertible preferred stock, $1.00 for Series A-1 convertible preferred stock and $1.75 for Series A-2 convertible preferred stock.

All of the Convertible Preferred Stock shares would automatically convert into the number of shares of common stock determined in accordance with the conversion rate upon any of the following: (a) by vote or written consent of a majority of the holders of the outstanding Convertible Preferred Stock or (b) upon the closing of an initial public offering.

Calidi evaluated whether the Convertible Preferred Stocks embedded optional and automatic conversion features represented a BCF in accordance with ASC 470-20 and determined that the optional conversion features were not beneficial to the holder at the time of the Convertible Preferred Stocks respective original issuance dates. In addition, the automatic conversion features which are contingent upon on the occurrence of a future event resulted in contingent BCFs at the Convertible Preferred Stock issuance dates, however, in accordance with ASC 470-20, a contingent BCF is not recognized until the contingency is resolved. As of December 31, 2020 the contingency has not been resolved. See Note 2 regarding the impact of adoption of ASU 2020-06 on January 1, 2021.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Convertible Preferred Stock, Common Stock and Stockholders’ Deficit (cont.)

Common Stock

In December 2021, the Board and the shareholders approved to increase the number of total authorized shares of common stock to 120,000,000 (see Note 15), par value $0.0001 per share, of which 19,928,108 and 19,521,373 shares were issued and outstanding as of December 31, 2021 and 2020, respectively. Since inception to date, no dividends have been declared or paid. Issuance costs related to common stock issuances during all periods presented were immaterial.

During the year ended December 31, 2021, Calidi raised $35,000 through the issuance of 35,000 shares of common stock, and $100,000 from the exercise of stock options (see Note 11); Calidi also issued 121,735 shares of common stock related to approximately $122,000 of consulting services provided to Calidi reported as research and development in the accompanying consolidated statements of operations.

During the year ended December 31, 2020, Calidi raised $3.0 million through the issuance of 3,011,500 shares of common stock. In addition, Calidi issued 213,300 shares of common stock related to the conversion of a 2019 CCNP.

As of December 31, 2021, common stock reserved for future issuance consisted of the following:

Conversion of convertible preferred stock	16,856,425
Common stock warrants outstanding	4,050,000
Conversion of convertible notes payable	844,286
Common stock options issued and outstanding	21,886,333
Shares available for future issuance under the 2019 Equity Incentive Plan	3,013,667
46,650,711

Warrants

2021 Term Note Warrants

In connection with the 2021 Term Notes Payable financings discussed in Note 8, Calidi issued warrants to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share (“2021 Term Note Warrants”). The 2021 Term Note Warrants shall terminate and expire upon the earliest to occur of the following: i) on the tenth anniversary of the issuance date or ii) a completion of an IPO under the Securities Act of 1933 or consummation of a deemed liquidation event as defined in the Amended Articles. The 2021 Term Note Warrants are classified as equity in accordance with ASC 815. Calidi has elected to measure the 2021 Term Notes Payable using the fair value option under ASC 825 discussed in Notes 2 and 8. Accordingly, Calidi allocated the proceeds from the 2021 Term Notes Payable to the associated 2021 Term Note Warrants based on the residual method of allocation prescribed by ASC 815. This resulted in approximately $22,000 of residual value being allocated to the 2021 Term Note Warrants with a corresponding increase to additional paid in capital on date of issuance.

2020 Term Note Warrants

In connection with the 2020 Term Notes Payable financings discussed in Note 8, Calidi issued warrants to purchase 1,050,000 shares of common stock at an exercise price of $1.00 per share (“2020 Term Note Warrants”). The 2020 Term Note Warrants shall terminate and expire upon the earliest to occur of the following: i) on the tenth anniversary of the issuance date or ii) a completion of an IPO under the Securities Act of 1933 or consummation of a deemed liquidation event as defined in the Amended Articles. The 2020 Term Note Warrants are classified as equity in accordance with ASC 815. At issuance, Calidi elected to measure the 2020 Term Notes Payable using the fair value option under ASC 825 discussed in Notes 2 and 8. Accordingly, Calidi allocated the proceeds from the 2020 Term Notes Payable to the associated 2020 Term Note Warrants based on the residual method of allocation prescribed by ASC 815. This resulted in approximately $63,000 of residual value being allocated to the 2020 Term Note Warrants with a corresponding increase to additional paid in capital on date of issuance.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Convertible Preferred Stock, Common Stock and Stockholders’ Deficit (cont.)

2020 LOC Warrants

In connection with the 2020 Line of Credit discussed in Note 8, Calidi issued warrants to purchase 2,000,000 shares of common stock at an exercise price of $1.00 per share (“2020 LOC Warrants”). The 2020 LOC Warrants have a termination provision and are equity classified similar to the provisions of 2020 Term Note Warrants. At the time of issuance, the fair value of the 2020 LOC Warrants was estimated to be $634,000 and recorded as a deferred financing fee with a corresponding increase to additional paid in capital. This amount was included within deferred financing fees and other noncurrent assets on the consolidated balance sheet and is being amortized to interest expense in the consolidated statements of operations over the term of the 2020 Line of Credit (see Note 8).

The estimated fair value of the 2020 LOC Warrants was determined using the Black-Scholes option pricing model which, among other factors, utilized key inputs such as the share price of the underlying common stock at the valuation date, the exercise price, the expected life of the 2020 LOC Warrants, which were estimated to be the at the future liquidity event that would result in the termination of the warrant, risk-free interest rates, expected dividends and expected volatility commensurate with the expected life. The determination of the 2020 LOC Warrants fair values is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If Calidi had made different assumptions, its 2020 LOC Warrants fair values and the resulting financial statement impacts from those values may have been significantly different.

Calidi used the following assumptions to estimate the fair value of the 2020 LOC Warrants, that were valued using the Black-Scholes option pricing model, at its issuance date:

2020 LOC Warrants
Expected volatility	74.0%
Expected dividend yield	0.0%
Expected term (years)	5.0
Risk-free interest rate	0.8%

The following table summarizes Calidi’s aggregate warrant activity for the years ended December 31, 2021 and 2020:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2020
Issued	3,050,000	$1.00	10.05
Exercised	—	—	—
Cancelled	—	—	—
Outstanding at December 31, 2020	3,050,000	$1.00	9.75
Issued	1,000,000	1.00	9.75
Exercised	—	—	—
Cancelled	—	—	—
Outstanding at December 31, 2021	4,050,000	$1.00	8.87

11. Stock-Based Compensation

Equity Incentive Plans

Prior to January 1, 2019, Calidi had adopted the 2016 Stock Option Plan (the “2016 Plan”) under which Calidi was authorized to grant stock options, restricted stock, a stock appreciation right, or a restricted stock unit award. In June 2019, Calidi reincorporated in Nevada and adopted the 2019 Equity Incentive Plan (the “2019 Plan”) to replace the

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Stock-Based Compensation (cont.)

2016 Plan. Other than the change of plan name and incorporation state, all the terms of the 2016 Plan were carried over into the 2019 Plan. In adopting the 2019 Plan, Calidi terminated the 2016 Plan and may no longer grant any additional stock options or sell any stock under restricted stock purchase agreements under the 2016 Plan; however, stock options issued under the 2016 Plan will continue to be in effect in accordance with their terms and the terms of the 2019 Plan, which are substantially the same terms as the 2016 Plan, until the exercise or expiration of the individual options awards.

The 2019 Plan reserved the right for the Board of Directors as the administrator of the plans (the “Administrator”) to issue up to 20,000,000 of equity awards, which was increased to up to 25,000,000 in April 2021, including stock options (“Options”), restricted stock awards (“Restricted Stock”), dividend equivalents award, a stock payment award, restricted stock units (“RSUs”) or stock appreciation rights (“SARs”), (collectively “Awards”), according to its discretion. Awards may be granted under the 2019 Plan to Calidi employees, directors, and consultants. To date, however, the Administrator has not issued any Restricted Stock, RSUs, dividend equivalents awards, stock payment awards or SARs. Options remain as the sole outstanding type of award under both Plans.

Awards may vest and thereby become exercisable or have restrictions on forfeiture lapse on the date of grant or in periodic installments or upon the attainment of performance goals, or upon the occurrence of specified events depending on the Administrator’s discretion. The Administrator has broad authority to determine the terms and conditions of any Award granted pursuant to the 2019 Plan including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof as the Administrator, in its sole discretion may determine.

No Awards may be granted under the 2019 Plan with a term of more than ten years and no Awards granted may be exercised after the expiration of ten years from the date of grant.

Stock Options

Options granted under the 2019 Plan may be either “incentive stock options” within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”), or “non-qualified” stock options that do not qualify incentive stock options. Incentive stock options may be granted only to Calidi employees and employees of domestic subsidiaries, as applicable. The exercise price of stock options shall be equal to or greater than the fair market value of Calidi common stock on the date the option is granted. In the case of an optionee who, at the time of grant, owns more than 10% of the combined voting power of all classes of Calidi stock, the exercise price of any incentive stock option must be at least 110% of the fair market value of the common stock on the grant date, and the term of the option may be no longer than five years. The aggregate fair market value of common stock (determined as of the grant date of the option) with respect to which incentive stock options become exercisable for the first time by an optionee in any calendar year may not exceed $100,000, otherwise it will be classified as a Non-Qualified Stock Option.

The exercise price of an option may be payable in cash or in common stock, or in a combination of cash and common stock, or other legal consideration for the issuance of stock as the Board or Administrator may approve.

Generally, options vest over four years and will be exercisable only while the optionee remains an employee, director or consultant, or during the three months thereafter, but in the case of the termination of an employee, director, or consultant’s services due to death or disability, the period for exercising a vested option shall be extended to the earlier of twelve months after termination or the expiration date of the option. Certain option awards provide for accelerated vesting if there is a change in control as defined in the 2019 Plan.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Stock-Based Compensation (cont.)

Option awards activity

A summary of the 2019 Plan option activity and related information follows (in thousands except weighted average exercise price):

	Shares Available for Grant	Number of Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balance at January 1, 2020	6,309	13,691	$0.35
Options granted	(3,343)	3,343	$0.97
Options exercised	—	—	$—
Options forfeited or cancelled	200	(200)	$—
Balance at December 31, 2020	3,166	16,834	$0.47	$5,191
Increase to option pool	5,000	—	—	—
Options granted	(5,152)	5,152	$1.17	—
Options exercised	—	(100)	$1.00	—
Options forfeited or cancelled	—	—	$—	—
Balance at December 31, 2021	3,014	21,886	$0.63	$5,392
Exercisable at December 31, 2021		14,602	$0.43	$4,915

Additional information regarding Calidi’s outstanding stock options is summarized below:

	Options Outstanding at December 31, 2021
Exercise Prices	Number of Shares (in thousands)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.20 – 0.25	11,199	5.09	$0.25
$0.75 – 1.00	9,345	8.44	$0.94
$1.67	1,342	9.75	$1.67
$0.20 – 1.67	21,886	7.76	$0.63

Calidi recorded stock-based compensation expense in the following categories on the accompanying consolidated statements of operations for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	2020
Research and development	$220	$181
General and administrative	1,107	787
Total stock-based compensation expense	$1,327	$968

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Stock-Based Compensation (cont.)

As of December 31, 2021, the total unamortized stock-based compensation expense related to stock options was approximately $2.5 million expected to be amortized over an estimated weighted average life of 2.4 years. The weighted-average estimated fair value of stock options with service-conditions granted during the years ended December 31, 2021 and 2020 was $0.63 and $0.47 per share, respectively, using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2021	2020
Expected life (in years)	6.00	6.07
Risk-free interest rates	1.32%	1.04%
Volatility	79.88%	87.05%
Dividend yield	0.0%	0.0%

The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If Calidi had made different assumptions, its stock-based compensation expense and net loss for the years ended December 31, 2021 and 2020 may have been significantly different.

Calidi does not recognize deferred income taxes for incentive stock option compensation expense and records a tax deduction only when a disqualified disposition has occurred.

12. Customer Contracts

On June 22, 2021, Calidi entered into a research collaboration agreement (the “Research Collaboration Agreement” or “Agreement No. 1”) with a customer (the “Customer”), to perform certain tests on three different grade stem cell lines with the purpose of exploring the in-vitro feasibility amplification potential of the Customer’s own oncolytic adenovirus in development. In consideration for Calidi’s services, the Customer paid Calidi a one-time upfront payment of $44,000 for those services.

On October 4, 2021, Calidi and the Customer entered into Amendment No. 1 of the Research Collaboration Agreement (“Amendment No. 1”) whereby Calidi agreed to perform certain in-vivo therapeutic efficacy tests of the Customer’s oncolytic adenovirus, as defined in Amendment No. 1. In consideration for Calidi’s services, the Customer will pay $450,000, of which $225,000 was due within ten days of the execution of Amendment No. 1 and the remaining $225,000 was due within ten days of Calidi’s submission of a final report to the Customer, which was delivered and paid in January 2022.

Calidi analyzed Agreement No. 1 and Amendment No. 1 in accordance with ASC 808 and ASC 606 and concluded that the agreements represent customer relationship contracts measured under the scope of ASC 606 and accounted for Amendment No. 1 as a contract modification that qualified as a separate contract measured under the requirements of ASC 606.

The services under Agreement No. 1 required Calidi to deliver a cytotoxicity profile of the stem cell lines and the viral amplification data to the Customer, which represented one combined performance obligation. In consideration for Calidi’s services, the Customer paid Calidi a one-time upfront payment of $44,000, which was identified as the entire transaction price and allocated to the single combined performance obligation.

The services under Amendment No.1 required Calidi to deliver a final report consisting of the results of certain in-vivo therapeutic efficacy tests of the Customer’s oncolytic adenovirus, which also represented one performance obligation. Calidi recognizes revenue on its single performance obligation over the period during which the services are being performed for the Customer, which is the generation of data provided to the Customer as the work progressed on multiple in-vivo therapeutic efficacy tests for the Customer’s own oncolytic adenovirus. In consideration for Calidi’s services, the Customer agreed to pay Calidi a total of $450,000, which was identified as the entire transaction price and allocated to the single combined performance obligation.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Customer Contracts (cont.)

Revenue related to the performance obligations was recognized over time as the services were performed, based on Calidi’s progress to satisfy the performance obligations. For the year ended December 31, 2021, Calidi recognized an aggregate $449,000 as service revenues under Agreement No. 1 and Amendment No. 1.

During the year ended December 31, 2021, there was $180,000 of revenue recognized, prior to contractual billings with the Customer under Amendment No.1. As Calidi expected to have an unconditional right to receive the consideration in the next twelve months, this contractual asset was included in prepaid expenses and other current assets in Calidi’s consolidated balance sheet as of December 31, 2021.

13. Income Taxes

Since inception, Calidi has incurred net operating losses primarily for U.S. federal and state income tax purposes and has not reflected any benefit of such net operating loss carryforwards for any periods presented herein. For the years ended December 31, 2021 and 2020, no U.S. provision or benefit for income taxes was recorded and an insignificant amount of German provision for income taxes was recorded as presented on the consolidated statements of operations.

Income taxes during the years ended December 31, 2021 and 2020 differed from the amounts computed by applying the applicable U.S. federal income tax rates indicated to pretax loss from operations as a result of the following:

	2021	2020
Computed tax benefit at federal statutory rate	21%	21%
Permanent differences	—%	—%
State tax benefit	7%	2%
Stock based compensation	(1)%	(1)%
Foreign tax rate differential	—%	—%
Change in valuation allowance	(25)%	(19)%
Research and development credit	(1)%	—%
Change in fair value of debt	(1)%	(3)%
	—%	—%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The primary components of the deferred tax assets and liabilities at December 31, 2021 and 2020 were as follows (in thousands):

	2021	2020
Deferred tax assets/(liabilities):
Net operating loss carryforwards	$7,301	$5,188
Research and development credit carryforwards	254	154
Stock-based and other compensation	802	664
Lease liability	42	98
Other	1,057	636
Total deferred tax assets	9,456	6,740
Right-of-use and other assets	(57)	(103)
Total deferred tax liabilities	(57)	(103)
Valuation allowance	(9,399)	(6,637)
Net deferred tax asset	$—	$—

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Income Taxes (cont.)

As of December 31, 2021, Calidi had net operating loss carryforwards of approximately $28.5 million for U.S. federal income tax purposes and $27.5 million for state income tax purposes. Federal net operating losses generated on or prior to December 31, 2017, expire in varying amounts between 2034 and 2037, while federal net operating losses generated after December 31, 2017 carryforward indefinitely. The state net operating losses expire in varying amounts between 2034 and 2041.

As of December 31, 2021, Calidi has research and development credit carryforwards for federal purposes of $0.2 million and for state purposes of $0.4 million. The federal credits will expire between 2040 and 2041, while the state credits have no expiration.

Utilization of the net operating loss carryforwards and credits may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. Calidi established a full valuation allowance for all periods presented due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The change in the valuation allowance was $2.8 million and $1.5 million for the years ended December 31, 2021 and 2020, respectively.

Calidi has uncertain tax benefits (“UTBs”) totaling approximately $1.1 million and $1.0 million as of December 31, 2021 and 2020, respectively, which were netted against deferred tax assets subject to valuation allowance shown below. The UTBs had no effect on the effective tax rate and there would be no cash tax impact for any period presented. Calidi does not expect its UTBs to change significantly over the next twelve months.

A reconciliation of the beginning and ending unrecognized tax benefit amount is as follows (in thousands):

	December 31,
	2021	2020
Balance at the beginning of the year	$965	$471
Additions based on tax positions related to current year	106	494
Adjustments based on tax positions related to prior years	6	—
Balance at end of year	$1,077	$965

Calidi files tax returns in the U.S. for federal purposes and California for state purposes. For jurisdictions in which tax filings have been filed, all tax years remain open for examination by the federal and California state authorities for three and four years, respectively, from the date of utilization of any net operating losses or credits. Calidi is not currently under audit by any taxing jurisdiction.

14. Commitments and Contingencies

Operating and financing leases

In November 2020, Calidi entered into an operating lease agreement for its corporate headquarters and laboratory space in La Jolla, California, which expires in March 2022. Monthly rental payments of $29,311 commenced in April 2021. Calidi is also party to certain financing leases for machinery and equipment (see Note 6).

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Commitments and Contingencies (cont.)

The following table presents supplemental cash flow information related to operating and finance leases for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$339	$48
Operating cash flows from finance leases	6	5
Financing cash flows from finance leases	30	18
Right-of-use assets obtained in exchange for lease obligation:
Operating lease	$68	$382
	December 31,
	2021	2020
Operating leases
Right-of-use assets, net	$88	$339

Right-of-use lease liabilities, current	$90	$277
Right-of-use lease liabilities, noncurrent	5	72
Total operating lease liabilities	$95	$349

Finance Leases
Machinery and equipment, gross	$205	$153
Accumulated depreciation	(119)	(81)
Machinery and equipment, net	$86	$72

Current liabilities	$46	$59
Noncurrent liabilities	38	—
Total finance lease liabilities	$84	$59

Weighted average remaining lease term
Operating leases	0.5 years	1.3 years
Finance leases	2.6 years	2.6 years

Weighted average discount rate
Operating leases	5.70%	6.0%
Finance leases	17.46%	4.9%

The following table presents future minimum lease commitments as of December 31, 2021 (in thousands):

	Operating Leases	Finance Leases
Year Ending December 31,
2022	$91	$59
2023	3	28
2024	2	19
Total minimum lease payments	96	106
Less: amounts representing interest	(1)	(22)
Present value of net minimum lease payments	$95	$84

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Commitments and Contingencies (cont.)

Litigation — General

Calidi is subject to various claims and contingencies in the ordinary course of its business, including those related to litigation, business transactions, employee-related matters, and other matters. At each reporting date, Calidi evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, Calidi will record a liability for the loss. If the loss is not probable or the amount of the loss cannot be reasonably estimated, Calidi discloses the claim if the likelihood of a potential loss is reasonably possible, and the amount involved could be material. Calidi expenses the costs related to legal proceedings as incurred. See Note 5 for a lawsuit that was settled in March 2021 and a former employee legal proceedings matter discussed below. Other than the matter discussed below, Calidi is not currently party to any material legal proceedings.

Legal proceedings

On November 19, 2021, Calidi terminated an at-will employee (“former employee”). On November 24, 2021, Calidi received a demand letter from the former employee’s attorney alleging monetary damages, primarily relating to wrongful termination and breach of an advisory contract. On December 10, 2021, Calidi filed a lawsuit in San Diego Superior Court against the former employee for misappropriation of Calidi confidential information. On February 8, 2022, Calidi was served by the former employee with a counter lawsuit filed in San Diego Superior Court, alleging, among other things, wrongful termination, breach of contract, breach of implied covenant of good faith and fair dealing, and intentional infliction of emotional distress.

As of December 31, 2021, Calidi accrued approximately $256,000 as a liability to the former employee, the amount considered to be probable and estimable on this matter in accordance with ASC 450, Contingencies, included in accrued expenses and other current liabilities, as Calidi believes certain allegations and the substantial part of the accrual amount may have occurred during the year ended December 31, 2021. While Calidi is unable to provide any assurances as to the ultimate outcome of this matter, Calidi believes the allegations in the former employee’s cross complaint are without merit, and Calidi intends to vigorously defend against them. Calidi is currently unable to estimate the costs and timing of litigation, if any, including any potential damages beyond what has already been accrued if the former employee were to prevail on the claims.

Tax Filings

Calidi tax filings are subject to audit by taxing authorities in jurisdictions where it conducts business. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities or potentially through the courts. Management believes Calidi has adequately provided for any ultimate amounts that are likely to result from these audits; however, final assessments, if any, could be significantly different than the amounts recorded in the consolidated financial statements.

Employment Contracts

Calidi has entered into employment and severance benefit contracts with certain executive officers and other employees. Under the provisions of the contracts, Calidi may be required to incur severance obligations for matters relating to changes in control, as defined, and certain terminations of those executives and employees. As of December 31, 2021 and 2020, other than the matter described above under Legal Proceedings, Calidi had not accrued any such benefits.

Manufacturing contract

In June 2020, Calidi entered into a manufacturing agreement (“Manufacturing Agreement”) with a third-party manufacturer in China to produce Calidi’s oncolytic vaccinia virus under cGMP conditions for use in Calidi’s planned clinical trial of its SNV1 program. Calidi’s total financial commitment under the Manufacturing Agreement is approximately $880,000, as amended for change orders. As of December 31, 2021, Calidi had incurred approximately $449,000 under the Manufacturing Agreement and expects to incur the remaining amount in 2022.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Commitments and Contingencies (cont.)

License Agreements with City of Hope and the University of Chicago

See Note 3 for additional for commitments under these agreements.

Indemnification

In the normal course of business, Calidi may provide indemnification of varying scope under Calidi’s agreements with other companies or consultants, typically Calidi’s clinical research organizations, investigators, clinical sites, suppliers and others. Pursuant to these agreements, Calidi will generally agree to indemnify, hold harmless, and reimburse the indemnified parties for losses and expenses suffered or incurred by the indemnified parties arising from claims of third parties. Indemnification provisions could also cover third party infringement claims with respect to patent rights, copyrights, or other intellectual property pertaining to Calidi. Calidi’s office and laboratory facility leases also will generally contain indemnification obligations, including obligations for indemnification of the lessor for environmental law matters and injuries to persons or property of others, arising from Calidi’s use or occupancy of the leased property. The term of these indemnification agreements will generally continue in effect after the termination or expiration of the particular research, development, services, lease, or other agreement to which they relate. The potential future payments Calidi could be required to make under these indemnification agreements will generally not be subject to any specified maximum amounts. Historically, Calidi has not been subject to any claims or demands for indemnification. Calidi also maintains various liability insurance policies that limit Calidi’s financial exposure. As a result, Calidi management believes that the fair value of these indemnification agreements is minimal. Accordingly, Calidi has not recorded any liabilities for these agreements as of December 31, 2021 and 2020.

15. Subsequent Events

Calidi has completed an evaluation of all subsequent events after the consolidated balance sheet date of December 31, 2021 and through March 16, 2022, the date the consolidated financial statements were available to be issued. Other than the events disclosed below, and within the other notes to the consolidated financial statements, Calidi has determined that there are no other material events to disclose.

Simple Agreement for Future Equity

From January 1, 2022 through the March 16, 2022, Calidi entered into additional SAFE agreements with various investors to raise aggregate proceeds of approximately $5.2 million on terms substantially similar to the 2021 SAFE agreements discussed in Note 9.

Amended and Restated Articles of Incorporation

On February 10, 2022, Calidi amended and restated its Articles of Incorporation to increase the total number of authorized shares of common stock, to distinguish classification of Series A preferred stock between Series A-1 and A-2 preferred stock and to cancel the Series B preferred stock designation. Following the amendment, Calidi has 120,000,000 total authorized shares of common stock, and 40,000,000 total authorized shares of preferred stock, of which 10,500,000 shares are designated as Founders preferred stock, 5,000,000 are designated as Series A-1 preferred stock and 4,000,000 are designated as Series A-2 preferred stock.

Employment Agreement between Calidi and Current Director of Calidi

On February 1, 2022, Calidi appointed a current board member, George K. Ng, as President and Chief Operating Officer of Calidi under an Employment Agreement (the “Ng Agreement”). Under the Ng Agreement, Mr. Ng is entitled to a base annual salary of $450,000, a signing bonus of $300,000, payable in three equal monthly installments beginning in May 2022, a grant of options to purchase 500,000 shares of Calidi common stock based on standard vesting conditions under the 2019 Plan at an exercise price of $3.86 per share as determined by the Board of Directors,

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Subsequent Events (cont.)

and acceleration of vesting of certain, previously granted stock options under the 2019 Plan upon the completion of certain events. Mr. Ng is also eligible for an annual bonus of up to 35% of base salary, if approved by the Board of Directors, and standard change in control and severance benefits.

Stock Option Grants

In February 2022, Calidi granted stock options to purchase approximately 2.3 million shares of common stock with an exercise price of $3.86 per share to its employees and board of directors, including the grant in the Ng Agreement, under the 2019 Plan. These grants are subject to the customary vesting terms and conditions in accordance with the 2019 Plan.

Agreement and Plan of Merger with Edoc Acquisition Corp. and other Investors

On February 2, 2022, Edoc Acquisition Corp., a Cayman Islands corporation (together with its successors, “Edoc”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Edoc Merger Sub Inc., a Nevada corporation and newly formed wholly-owned subsidiary of Edoc (“Merger Sub”), American Physicians LLC, a Delaware limited liability company (“Sponsor”) (the “Effective Date”) with Calidi.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into Calidi (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with Calidi continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Edoc. In the Merger, (i) all shares of Calidi common stock (together, “Calidi Stock”) issued and outstanding immediately prior to the Effective Date will be converted into the right to receive the Merger Consideration (as defined below); and (ii) each outstanding option to acquire shares of Calidi common stock (whether vested or unvested) will be assumed by Edoc and automatically converted into an option to acquire shares of Edoc common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of Calidi common stock into the Merger Consideration.

Merger Consideration

The aggregate merger consideration to be paid pursuant to the Merger Agreement to holders of Calidi Stock as of immediately prior to the Effective Date will be an amount equal to $400 million, subject to certain adjustments for Calidi’s closing debt, net of cash (the “Merger Consideration”). The Merger Consideration to be paid to the Calidi Stockholders will be paid solely by the delivery of new shares of Edoc common stock, with each share valued at $10.00 per share. The Merger Consideration will be subject to a post-Closing true up 90 days after the Closing. The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, as defined, including by mutual consent of the parties, by either party if the Closing has not occurred by August 2, 2022.

Simultaneously with the execution and delivery of the Merger Agreement, Edoc entered into a Securities Purchase Agreement (“SPA”) with an investor to purchase $20 million of convertible preferred stock with an initial conversion price of $10 per share and 500,000 shares of common stock for a purchase price of $10 per share in connection with a private investment in public equity (the “PIPE Investment”) for aggregate gross proceeds to Edoc of $25 million that is expected to close contemporaneously with the Business Combination. The initial conversion price of the preferred shares will be subject to adjustment in the event that the post Business Combination volume weighted average price (“VWAP”) after a 30-day grace period falls below $10 per share or if the average daily dollar trading volume falls below $4 million. In either event, the preferred shares may convert at a price between 90% and 80% of the average of the two lowest daily VWAP of the common stock over a ten trading day period. In addition, upon the occurrence of certain “triggering events” defined in the Certificate of Designations (“COD”), the preferred shares may also be converted into common shares for a price 80% of the average of the two lowest daily VWAP of the common stock over a ten trading day period. At the closing of the PIPE Investment, the PIPE Investor will also be issued a common stock purchase warrant (the “PIPE Warrant”) to purchase up to an additional 2,500,000 shares of Edoc’s common stock at an initial exercise price equal $11.50 per share, for a term of three years from the closing date of the PIPE Investment.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Subsequent Events (cont.)

Under the terms of the SPA and the COD setting forth the rights, preferences, privileges and restrictions for the preferred shares and under the terms of the PIPE Warrant, the conversion of the preferred shares and the exercise of the PIPE Warrant will be subject to a beneficial ownership limitation of 4.99% which can be adjusted to a beneficial ownership limitation of 9.99% upon 60 days prior written notice. For purposes of calculating the beneficial ownership limitation, the PIPE Investor’s beneficial ownership of Edoc’s common stock will be calculated under the rules promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If there were no beneficial ownership limitation in the COD, the preferred shares would be entitled to convert into 2,000,000 shares of Common Stock immediately after the closing of the PIPE Investment, or approximately 3.8% of Edoc’s anticipated issued and outstanding shares of common stock assuming no redemptions.

In connection with the purchase and sale of 500,000 shares of common stock at $10.00 per share, Edoc has agreed that on the 90th day after the Closing and on the twentieth (20th) trading day after the registration statement filed under the Registration Rights Agreement is declared effective to issue the PIPE Investor additional shares of common stock in the event that the quotient of (x) the sum of the VWAP of the Common Stock on each Trading Day during the twenty (20) Trading Day period ending on, and including, such measuring dates, divided by (y) twenty (20) is less than $10.00 per share (the “Make-up Price Failure Measuring Price”). In that event, Edoc would be obligated to issue a number of additional shares of common stock derived by the greater of zero or (x) 120% of the quotient of (I) $5,000,000, divided by (II) the Make-up Price Failure Measuring Price and (y) the sum of the aggregate number of shares of common stock issued on the Closing Date and the Initial Make-up Share Amount consisting of the greater of (A) zero and (B) the difference of (x) 120% of the quotient of (I) $5,000,000, divided by (II) the applicable Make-Up Price Failure Measuring Price for such dates and (y) the aggregate number of Common Shares (as defined in the SPA) issued at the Closing Date.

The Merger Agreement and the consummation of the transactions contemplated above requires the approval of both Edoc’s shareholders and Calidi’s stockholders, among other closing conditions specified in the Merger Agreement and the various agreements described above, there can be no assurance that the Merger or the Closing will occur or that Calidi will receive any proceeds from this transaction. Calidi has incurred and expects to incur significant amount of transaction expenses in connection with the Merger and the transaction, and if the Merger is not consummated nor approved, Calidi will bear the risk of payment of all such transaction costs without reimbursement from Edoc or any other party.

Equity Line of Credit (ELOC)

On March 16, 2022, Edoc entered into a Purchase Agreement with an institutional investor (the “ELOC Investor”) pursuant to which Edoc has the right to sell to the ELOC Investor up to $75,000,000 in shares of Edoc common stock, subject to certain limitations and conditions set forth in the Purchase Agreement, including consummation of the business combination and Edoc filing a registration statement with the SEC to register the resale by the ELOC Investor of shares of common stock that Edoc has issued and may issue to the ELOC Investor under the Purchase Agreement. If the business combination is completed, Edoc is obligated to issue 150,000 shares of Edoc common stock representing a 2% commitment fee to the ELOC Investor based on the $10.00 per share assumed price.

ANNEX A

CERTIFICATE OF INCORPORATION
OF
EDOC ACQUISITION CORP.

Article I. NAME OF CORPORATION

Section 1.01 The name of the corporation is Edoc Acquisition Corp. (the “Corporation”).

Article II. PURPOSE

Section 2.01 The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (“DGCL”). In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation including, but not limited to, effecting a Business Combination (as defined in Article XIII).

Article III. REGISTERED AGENT

Section 3.01 The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

Section 3.02 The Corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors (the “Board”), and may also have offices at such other places, both within and without the State of Delaware, as the Board may from time to time determine or the business of the corporation may require.

Article IV. CAPITALIZATION

Section 4.01 Authorized Capital Stock. The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 555,000,000 shares, consisting of (a) 550,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), including (i) 500,000,000 shares of Class A Common Stock (the “Class A Common Stock”), and (ii) 50,000,000 shares of Class B Common Stock (the “Class B Common Stock”), and (b) 5,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Section 4.02 Preferred Stock. Subject to Article IX hereof, without prejudice to any special rights previously conferred on the holders of any existing Preferred Stock, the Board is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.03 Common Stock.

(a) The Board is hereby expressly authorized to provide for the issuance of shares of Common Stock from time to time. Except as may otherwise be provided in this Certificate of Incorporation (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock in accordance with Section 4.02), each holder of Common Stock shall be entitled to one vote for each share of Common Stock held of record by such holder on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote. Subject to Section 5.04 and except as otherwise required by law or this Certificate of Incorporation, or in any Preferred Stock Designation, at any annual or special meeting of the stockholders of the Corporation, holders of the Class A Common Stock and holders of the Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Certificate of Incorporation,

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or in a Preferred Stock Designation, the holders of the Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation or any amendment to any Preferred Stock Designation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or any Preferred Stock Designation.

Except as otherwise required by law or this Certificate of Incorporation (including any Preferred Stock Designation), for so long as any shares of Class B Common Stock shall remain outstanding, the Corporation shall not, without the prior vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of this Certificate of Incorporation, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B Common Stock. Any action required or permitted to be taken at any meeting of the holders of Class B Common Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding Class B Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Class B Common Stock were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt written notice of the taking of corporate action without a meeting by less than unanimous written consent of the holders of Class B Common Stock shall, to the extent required by law, be given to those holders of Class B Common Stock who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders of Class B Common Stock to take the action were delivered to the Corporation.

(b) Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX and any other provisions of this Certificate of Incorporation (as amended), the holders of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor, and shall share equally on a per share basis in such dividends and distributions.

(c) Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX and any other provisions of this Certificate of Incorporation (as amended), in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Class A Common Stock (on an as converted basis with respect to the Class B Common Stock) held by them.

(d) Shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”): (i) at any time and from time to time at the option of the holders thereof; and (ii) automatically on the day of the closing of a Business Combination.

Notwithstanding the Initial Conversion Ratio, in the case that additional shares of Class A Common Stock or any other Equity-linked Securities, are issued, or deemed issued, by the Corporation in excess of the amounts offered in the IPO and related to the closing of a Business Combination, all shares of Class B Common Stock issued and outstanding shall automatically convert into shares of Class A Common Stock at the time of the closing of a Business Combination at an adjusted ratio so that the number of shares of Class A Common Stock issuable upon conversion of all shares of Class B Common Stock will equal, on an as-converted basis, in the aggregate, 20 per cent of the sum of: (a) the total number of shares of Class A Common Stock and Class B Common issued and outstanding upon completion of the IPO (net of redemptions of Class A Shares pursuant to Section 9.2, plus (b) the total number of shares of Class A Common Stock issued or deemed issued or issuable upon conversion or exercise of any Equity-linked Securities or rights issued, or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A Common Stock or Equity-linked Securities exercisable for or convertible into shares of Class A Common Stock issued, deemed issued, or to be issued, to any seller in the initial

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Business Combination and any private placement warrants issued to the Corporation’s sponsor, American Physicians, LLC, its affiliates or any director or officer upon conversion of working capital loans. As used herein, the term “Equity-linked Securities” means any securities of the Corporation which are convertible into or exchangeable or exercisable for Common Stock

Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional shares of Class A Common Stock or Equity-linked Securities by the written consent or agreement of holders of a majority of the shares of Class B Common Stock then issued and outstanding consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights in Section 4.05 hereof.

The foregoing conversion ratio shall also be adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Class A Common Stock into a greater or lesser number of shares occurring after the original filing of this Amended and Restated Certificate without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Class B Common Stock.

Each share of Class B Common Stock shall convert into its pro rata number of shares of Class A Common Stock pursuant to this Section 4.03. The pro rata share for each holder of Class B Common Stock will be determined as follows: each share of Class B Common Stock shall convert into such number of shares of Class A Common Stock as is equal to the product of one (1) multiplied by a fraction, the numerator of which shall be the total number of shares of Class A Common Stock into which all of the issued and outstanding shares of Class B Common Stock shall be converted pursuant to this Section 4.03 and the denominator of which shall be the total number of issued and outstanding shares of Class B Common Stock at the time of conversion. Notwithstanding anything to the contrary in this Section 4.03, in no event may any shares of Class B Common Stock convert into shares of Class A Common Stock at a ratio that is less than one-for-one.

Section 4.04 Rights and Options. The Corporation has the authority to create and issue rights, warrants and options or convertible securities entitling the holders thereof to subscribe for, purchase or receive shares of any class or series of the Corporation’s capital stock or other securities of the Corporation, and such rights, warrants and options shall be evidenced by instrument(s) approved by the Board. The Board is hereby expressly authorized to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock subject thereto may not be less than the par value thereof.

Section 4.05 Variation of Rights.

(a) If at any time the capital stock of the Corporation is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Corporation is being wound up, be varied only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. To any such meeting, the necessary quorum shall be at least one third of the issued shares of the class, and any holder of shares of the class present in person or by proxy may demand a poll.

(b) The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Section 4.06 Fractional Shares. The Corporation may at the discretion of the Board, but shall not otherwise be obliged to, issue fractional shares or round up or down fractional holdings of shares to its nearest whole number and a fractional share (if authorized by the Board) may have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

Annex A-3

Article V. BOARD OF DIRECTORS

Section 5.01 Powers of the Board. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Certificate of Incorporation or the Bylaws (“Bylaws”) of the Corporation, the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation and any Bylaws adopted by the stockholders.

Section 5.02 Number, Election and Term.

(a) The number of directors of the Corporation shall be as set forth in the Bylaws.

(b) Subject to Section 5.05 hereof, the directors of the Corporation shall be divided into three classes designated Class I, Class II, and Class III. The number of directors in each class shall be as nearly equal as possible. The Board may assign members of the Board already in office at the time of effectiveness of this Certificate of Incorporation (the “Effective Time”) to such classes. The Class I directors shall stand elected for a term expiring at the Corporation’s first annual stockholder meeting following the Effective Time, the Class II directors shall stand elected for a term expiring at the Corporation’s second annual stockholder meeting following the Effective Time and the Class III directors shall stand elected for a term expiring at the Corporation’s third annual stockholder meeting following the Effective Time. At each annual meeting of the stockholders of the Corporation following the Effective Time, successors to the class of directors whose term expires at that annual meeting shall be elected for a term of office to expire at the third annual stockholder meeting following their election, subject to their earlier death, resignation or removal. Except as the DGCL or any applicable law may otherwise require, in the interim between an annual stockholder meeting or general meeting called for the election of directors and/or the removal of one or more directors any vacancy on the Board, may be filled by the majority vote of the remaining directors.

(c) Subject to Section 5.05 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

(d) Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot.

Section 5.03 Newly Created Directorships and Vacancies. Subject to Section 5.05 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.04 Appointment and Removal of Directors.

(a)  Subject to Section 5.05 hereof, prior to the closing of a Business Combination, the holders of Class B Common Stock may appoint any person to be a director of the Corporation or remove any or all of the directors of the Corporation with the prior vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding, voting separately as a single class.

(b)  Following the consummation of a Business Combination, the holders of Class A Common Stock may appoint any person to be a director or remove any director with the prior vote or written consent of the holders of a majority of the shares of the Class A Common Stock then outstanding, voting together as a single class.

(c)  Prior to the closing of a Business Combination, Section 5.04(a) may only be amended with the prior vote or written consent of the holders of at least ninety percent (90%) of the voting power of all of the then outstanding shares of the shares of Class B Common Stock then outstanding, voting separately as a single class.

Annex A-4

Section 5.05 Preferred Stock — Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Certificate of Incorporation or any Preferred Stock Designation and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

Article VI. BYLAWS

Section 6.01 Bylaws. In furtherance and not in limitation of the powers conferred upon it by law, the Board and the stockholders shall have the power to adopt, amend, alter or repeal the Bylaws as set out at Article XI below.

Article VII. MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.01 Meetings. The annual meeting of stockholders of the Corporation shall be held at such date and time as shall be designated from time to time by the Board of Directors. Subject to the rights of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the chairman of the Board, chief executive officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the stockholders of record, owning not less than 10% of the entire capital stock of the Corporation issued and outstanding and entitled to vote.

Section 7.02 Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.03 Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation may be effected by written consent of the stockholders holding the requisite number of shares required to approve such action.

Article VIII. LIMITED LIABILITY; INDEMNIFICATION

Section 8.01 Limitation of Director Liability. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.02 Indemnification and Advancement of Expenses.

(a)     To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or non-profit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.02 or

Annex A-5

otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.02 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.02(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b)    The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.02 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Certificate of Incorporation, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c)     Any repeal or amendment of this Section 8.02 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Section 8.02, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d)    This Section 8.02 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnity and to advance expenses to persons other than indemnitees.

Article IX. BUSINESS COMBINATION

Section 9.01 General.

(a) The provisions of this Article IX shall apply during the period commencing upon the Effective Time and terminating upon the first to occur of the consummation of the Corporation’s initial Business Combination and the distribution of the Trust Fund pursuant to this Article IX.

(b) Unless a stockholder vote is required by law or the rules of the Nasdaq Stock Market, or, at the sole discretion of the Board, the Board determines to hold a stockholder vote for business or other reasons, the Corporation may enter into a Business Combination without submitting such Business Combination to its stockholders for approval.

(c) Although not required, in the event that a stockholder vote is held, and a majority of the votes of the shares entitled to vote thereon which were present at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination.

Section 9.02 Redemption Rights.

(a) In the event that the Corporation fails to consummate a Business Combination by August 12, 2022 (the “Termination Date”), the Corporation shall take all such action necessary (i) as promptly as reasonably possible but no more than ten (10) business days thereafter to redeem the Public Shares or distribute the Trust Account to the holders of Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price (the “Termination Redemption Event”); and (ii) as promptly as practicable, to cease all operations except for the purpose of making such distribution and any subsequent winding up of the Corporation’s affairs. In the event of a Termination Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares.

(b) In the event that a Business Combination is consummated by the Corporation other than in connection with a stockholder vote under Section 9.01, the Corporation will, subject to as provided below, offer to redeem the Public Shares for cash in accordance with Rule 13e-4 and Regulation 14E of the Securities Exchange Act of 1934 (the “Exchange Act”) and subject to any limitations (including but not limited to cash requirements) set forth in the definitive transaction agreements related to the initial Business Combination (the “Tender Redemption Offer”), provided however that the Corporation shall not redeem those Shares held by the Initial Stockholders or their affiliates or the

Annex A-6

directors or officers of the Corporation pursuant to such Tender Redemption Offer, whether or not such holders accept such Tender Redemption Offer. The Corporation will file tender offer documents with the SEC prior to consummating the Business Combination which contain substantially the same financial and other information about the Business Combination and the redemption rights as would be required in a proxy solicitation pursuant to Regulation 14A of the Exchange Act. In accordance with the Exchange Act, the Tender Redemption Offer will remain open for a minimum of 20 business days and the Corporation will not be permitted to consummate its Business Combination until the expiry of such period. If in the event a stockholder holding Public Shares accepts the Tender Redemption Offer and the Corporation has not otherwise withdrawn the tender offer, the Corporation shall, promptly after the consummation of the Business Combination, pay such redeeming stockholder, on a pro rata basis, cash equal to the applicable Per-Share Redemption Price.

(c) In the event that a stockholder vote is held to approve the Business Combination, then the Corporation will in connection with a Business Combination either:

(i) notwithstanding any proxy solicitation in connection with any stockholder vote (to the extent one is required or determined to be held), conduct any required or agreed redemptions in connection with any proposed Business Combination solely pursuant to a Tender Redemption Offer on the same basis as is set out under Section 9.02(b) and on no other basis; or

(i) if the Board at its sole discretion elects, or if the Corporation is required to do so by any applicable law or the rules of the Nasdaq Stock Market (whether or not the Corporation is also conducting or required to conduct a Tender Redemption Offer in respect of the Business Combination), in connection with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, offer to redeem the Public Shares (the “Proxy Redemption Offer”), other than those shares held by the Initial Stockholders or their affiliates or the directors or officers of the Corporation, regardless of whether such shares are voted for or against the Business Combination, for cash, on a pro rata basis, at a per-share amount equal to the applicable Per-Share Redemption Price; provided, that any such redeeming stockholder who either individually or together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined under Section 13 of the Exchange Act) shall not be permitted to redeem more than fifteen percent (15%) of the total Public Shares sold in the IPO.

(d) In the event the Board proposes any amendment to Article IX or to any of the other rights of the Common Stock as set out in Section 4.03, but not for the purposes of approving or in conjunction with the consummation of, a Business Combination that would affect the substance or timing of the Corporation’s obligations as described in this Article IX to pay or to offer to pay the Per-Share Redemption Price to any holder of the Public Shares (an “Amendment”) and such Amendment is (i) duly approved by either (x) a resolution approved at a duly convened and constituted meeting of the stockholders of the Corporation by the affirmative vote of at least two-thirds of the shares entitled to vote thereon which were present at the meeting and were voted, or (y) a resolution consented to in writing by holders of all of the votes of all the shares entitled to vote thereon; and (ii) the amended Certificate of Incorporation reflecting such amendment are filed at the Secretary of State of Delaware, the Corporation will offer to redeem the Public Shares (other than those shares held by the Initial Stockholders or their affiliates or the directors or officers of the Corporation) to any stockholder for cash, on a pro rata basis, at a per-share amount equal to the applicable Per-Share Redemption Price (an “Amendment Redemption Event”).

In no event will the Corporation consummate the Tender Redemption Offer or the Proxy Redemption Offer under Section 9.02(b) or 9.02(c)(ii) or an Amendment Redemption Event under Section 9.02(d) if such redemptions would cause the Corporation to have net tangible assets to be less than US$5,000,001 prior to or upon consummation of a Business Combination.

Section 9.03 Distributions from the Trust Account.

(a) A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of a Termination Redemption Event, an Amendment Redemption Event or in the event he accepts a Tender Redemption Offer or a Proxy Redemption Offer where the Business Combination is consummated. In no other circumstances shall a holder of Public Shares have any right or interest of any kind in or to the Trust Account. A holder of Public Shares shall be entitled to receive distributions from the Trust Account only as provided in Section 9.02. In no other circumstances shall a holder of Public Shares have any right or interest of any kind in or to distributions from the Trust Account.

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(b) Neither the Corporation nor any officer, director or employee of the Corporation will disburse any of the proceeds held in the Trust Account until the earlier of (i) a Business Combination, or (ii) a Termination Redemption Event or in payment of the acquisition price for any shares which the Corporation elects to purchase, redeem or otherwise acquire in accordance with this Article IX, in each case in accordance with the trust agreement governing the Trust Account; provided that interest earned on the Trust Account (as described in the Registration Statement) may be released from time to time to the Corporation to pay the Corporation’s tax obligations and up to US$100,000 of such interest may also be released from the Trust Account to pay any liquidation expenses of the Corporation if applicable.

(c) Provided that in the event that the Corporation enters liquidation prior to or without having consummated a Business Combination then, in such circumstances, in the event that any surplus assets (the “Residual Assets”) of the Corporation remain following the Corporation’s having complied with its applicable obligations to redeem Public Shares and distribute the funds held in the Trust Account in respect of such redemptions, Residual Assets shall be distributed (on a pro rata basis) among the holders of shares of Common Stock.

Section 9.04 Issuance of Shares or Other Securities. Prior to the consummation of the Corporation’s initial Business Combination, the Corporation shall not issue any additional shares of capital stock of the Corporation or any other securities that would entitle the holders thereof to receive funds from the Trust Account or vote as a class with Public Shares on any Business Combination proposal.

Section 9.05 Transactions with Affiliates. The Business Combination must be approved by a majority of the independent members of the Board. In the event the Corporation enters into a Business Combination with a company that is affiliated with any of the directors or officers of the Corporation, the Corporation will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions that such a Business Combination is fair to the Corporation from a financial point of view.

Section 9.06 No Transactions with Other Blank Check Companies. The Corporation shall not enter into a Business Combination with another blank check company, as such term is defined in Rule 419 of the Securities Act of 1933, or a similar company with nominal operations.

ARTICLE X. CORPORATE OPPORTUNITY

To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Certificate of Incorporation or in the future, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Corporation and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.

ARTICLE XI. AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Certificate of Incorporation and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article XI; provided, however, that Article IX of this Certificate of Incorporation may be amended only as provided therein.

ARTICLE XII. EXCLUSIVE FORUM FOR CERTAIN LAWSUITS; CONSENT TO JURISDICTION

Section 12.1 Forum. Subject to the last sentence in this Section 12.1, and unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial

Annex A-8

owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (i) the provisions of this Section 12.1 will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Section 12.2 Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 12.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 12.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 12.3 Severability. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

Section 12.4 Deemed Notice. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XII.

ARTICLE XIII. DEFINITIONS AND INTERPRETATION

Business Combination means a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more Target Businesses at Fair Value.

Domestication means the re-domicile of the Corporation as a Delaware corporation in accordance with Section 388 of DGCL, and Section 206 of the Cayman Islands Companies Law and shall no longer be considered a company incorporated in the Cayman Islands which takes effectiveness upon the filing of this Certificate of Incorporation and the Certificate of Domestication with the Secretary of the State of Delaware.

Fair Value means a value that is equal to at least 80% of the balance in the Trust Account (excluding deferred underwriting commissions and any taxes payable thereon) at the time of the execution of a definitive agreement for a Business Combination.

Initial Stockholder means the directors and officers of the Corporation or their respective affiliates who hold shares prior to the IPO.

IPO means the initial public offering of securities of the Corporation, which offering closed on November 12, 2020.

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Per-Share Redemption Price means:

(a)     with respect to an Termination Redemption Event or an Amendment Redemption Event, the aggregate amount on deposit in the Trust Account (including interest but net of taxes payable) divided by the number of then outstanding Public Shares; and

(b)    with respect to either a Tender Redemption Offer or a Proxy Redemption Offer, the aggregate amount then on deposit in the Trust Account on the date that is two business days prior to the consummation of the Business Combination (including interest but net of taxes payable and excluding up to US$100,000 of any interest earned to pay liquidation expenses), divided by the number of then outstanding Public Shares.

Public Shares means the ordinary shares of the Corporation issued in the IPO which are automatically converted into shares of Common Stock of the Corporation upon the effectiveness of Domestication.

Registration Statement means the Corporation’s registration statement on Form S-1 filed with the SEC as declared effective on November 9, 2020.

SEC means the United States Securities and Exchange Commission.

Target Business means any business or entity with whom the Corporation wishes to undertake a Business Combination.

Target Business Acquisition Period means the period commencing from the effectiveness of the registration statement filed with the SEC in connection with the IPO up to and including the first to occur of (i) a Business Combination or (ii) the Termination Date.

Trust Account means mean the trust account established by the Corporation prior to the IPO and into which a certain amount of the IPO net proceeds and the net proceeds from a simultaneous private placement of warrants simultaneously with the closing of the IPO, are deposited.

ARTICLE XIV. INCORPORATOR

The name and mailing address of the incorporator of the Corporation are as follows:

Name	Address
Lloyd Steele	Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105

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IN WITNESS WHEREOF, Edoc Acquisition Corp. has caused this Certificate of Incorporation to be duly executed in its name and on its behalf as of the [    ] day of [    ], 2022.

EDOC ACQUISITION CORP.
By:
Name:	Lloyd Steele
Title:	Incorporator

[Signature Page to Certificate of Incorporation]

Annex A-11

ANNEX B

CERTIFICATE OF INCORPORATION
OF
CALIDI BIOTHERAPEUTICS, INC.

I, the undersigned, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the “DGCL”), certify as follows:

FIRST:  The name of the corporation is Calidi Biotherapeutics, Inc. (hereinafter called the “Corporation”).

SECOND:  The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Corporation in the State of Delaware at such address is National Registered Agents, Inc.

THIRD:  The name and address of the incorporator of the corporation is:

Allan Camaisa
11011 North Torrey Pines Road, Suite 200
La Jolla, CA 92037

FOURTH:  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the “DGCL”).

FIFTH:  The total number of shares of all classes of capital stock that the Corporation is authorized to issue is [___________] shares, consisting of (i) [________] shares of common stock, par value $0.0001 per share (the “Common Stock”), and (ii) 20,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

A.          Common Stock.    The powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions of the Common Stock are as follows:

1.           Ranking.    The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors of the Corporation (the “Board”) upon any issuance of the Preferred Stock of any series.

2.           Voting.    Except as otherwise provided by law or by the resolution or resolutions providing for the issue of any series of Preferred Stock, the holders of outstanding shares of Common Stock shall have the exclusive right to vote for the election and removal of directors and for all other purposes. Notwithstanding any other provision of this Certificate of Incorporation (as amended from time to time, including the terms of any Preferred Stock Designation (as defined below), this “Certificate of Incorporation”) to the contrary, the holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) or the DGCL.

3.           Dividends.    Subject to the rights of the holders of Preferred Stock, holders of shares of Common Stock shall be entitled to receive such dividends and distributions and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefor.

Annex B-1

4.           Liquidation.    Subject to the rights of the holders of Preferred Stock, shares of Common Stock shall be entitled to receive the assets and funds of the Corporation available for distribution in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. A liquidation, dissolution or winding up of the affairs of the Corporation, as such terms are used in this Section A.4., shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other person or a sale, lease, exchange or conveyance of all or a part of its assets.

B.           Preferred Stock.    Shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval, by filing a certificate pursuant to the applicable law of the State of Delaware (the “Preferred Stock Designation”), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following:

1. the designation of the series, which may be by distinguishing number, letter or title;

2.           the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

3.           the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

4.           the dates on which dividends, if any, shall be payable;

5.           the redemption rights and price or prices, if any, for shares of the series;

6.           the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series;

7.           the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

8.           whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

9.           restrictions on the issuance of shares of the same series or any other class or series;

10.         the voting rights, if any, of the holders of shares of the series generally or upon specified events; and

11.         any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares, all as may be determined from time to time by the Board and stated in the resolution or resolutions providing for the issuance of such Preferred Stock.

Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

Annex B-2

SIXTH:  This Article SIXTH is inserted for the management of the business and for the conduct of the affairs of the Corporation.

A.          General Powers.    The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by law.

B.          Number of Directors; Election of Directors.    Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the Corporation shall be fixed from time to time solely by resolution of the majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” will mean the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

C.          Terms of Office.    Subject to the rights of holders of any series of Preferred Stock to elect directors, each director shall serve until the election and qualification of his or her successor and be subject to his or her earlier death, disqualification, resignation or removal.

D.          Vacancies.    Subject to the rights of holders of any series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of his or her predecessor.

E.          Removal.    Any director or the entire Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of the stock of the Corporation entitled to vote thereon.

F.           Committees.    Pursuant to the Bylaws of the Corporation (the “Bylaws”), the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law.

G.          Stockholder Nominations and Introduction of Business.    Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.

SEVENTH:  Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.

EIGHTH:  To the fullest extent permitted by the DGCL as it now exists and as it may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing contained in this Article EIGHTH shall eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to the provisions of Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No repeal or modification of this Article EIGHTH shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

NINTH:  The Corporation may indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

TENTH:  Subject to the terms of any series of Preferred Stock, and provided that the Corporation has registered its Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or is required to file reports with the Securities and Exchange Commission under Section 15(d) of the Exchange Act, any

Annex B-3

action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders called in accordance with the Bylaws and may not be effected by written consent in lieu of a meeting.

ELEVENTH:  Special meetings of stockholders for any purpose or purposes may be called at any time by the majority of the Whole Board, the Chairman of the Board or the Chief Executive Officer of the Corporation, and may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

TWELFTH:  If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the DGCL may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article TWELFTH. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, by this Certificate of Incorporation or by any Preferred Stock Designation, the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal any provision of this Certificate of Incorporation, or to adopt any new provision of this Certificate of Incorporation; provided, however, that the affirmative vote of the holders of at least 66 2/3% in voting power of the stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal, or adopt any provision inconsistent with, any of Article SIXTH, Article EIGHTH, Article NINTH, Article TENTH, Article ELEVENTH, Article THIRTEENTH, Article FOURTEENTH, and this sentence of this Certificate of Incorporation, or in each case, the definition of any capitalized terms used therein or any successor provision (including, without limitation, any such article or section as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other provision of this Certificate of Incorporation). Any amendment, repeal or modification of any of Article EIGHTH, Article NINTH, and this sentence shall not adversely affect any right or protection of any person existing thereunder with respect to any act or omission occurring prior to such repeal or modification.

THIRTEENTH:  In furtherance and not in limitation of the powers conferred upon it by law, the Board is expressly authorized and empowered to adopt, amend and repeal the Bylaws by the affirmative vote of a majority of the Whole Board. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, by this Certificate of Incorporation or by any Preferred Stock Designation, the Bylaws may also be amended, altered or repealed and new Bylaws may be adopted by the affirmative vote of the holders of at least 66 2/3% in voting power of the stock of the Corporation entitled to vote thereon.

FOURTEENTH:

A.          Forum Selection.    Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (3) any action arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (4) any action

Annex B-4

asserting a claim governed by the internal affairs doctrine. This Section A shall not apply to any complaint asserting a cause of action arising under the Securities Exchange Act of 1934, as amended, or any other cause of action where the federal district courts of the United States have exclusive jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article FOURTEENTH.

B.          Personal Jurisdiction.    If any action the subject matter of which is within the scope of Section A immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section A immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

[Remainder of Page Intentionally Left Blank]

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I, THE UNDERSIGNED, being the Incorporator, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand this _____ day of _____, 2022.

Incorporator
By:
Allan Camaisa

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ANNEX C

BYLAWS OF

CALIDI BIOTHERAPEUTICS, INC.

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Annex C-ii

BYLAWS

ARTICLE I
Offices

Section 1.01             Registered Office. The registered office of Calidi Biotherapeutics, Inc. (the “Corporation”) will be fixed in the Certificate of Incorporation of the Corporation (as amended from time to time, the “Certificate of Incorporation”).

Section 1.02             Other Offices. The Corporation may have other offices, both within and without the State of Delaware, as the board of directors of the Corporation (the “Board of Directors”) from time to time shall determine or the business of the Corporation may require.

ARTICLE II
Meetings of the Stockholders

Section 2.01             Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, or by means of remote communication, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

Section 2.02             Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting in accordance with these bylaws shall be held at such date, time, and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

Section 2.03             Special Meetings.

(a)         Purpose. Special meetings of stockholders for any purpose or purposes shall be called only in accordance with the Corporation’s Certificate of Incorporation, as may be amended from time to time.

(b)         Business. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

(c)         Time and Date. A special meeting of stockholders shall be held at such date and time as may be fixed by the Board of Directors.

Section 2.04             Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 2.05             Notice of Meetings. Notice of the place (if any), date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the stockholder entitled thereto, at such stockholder’s mailing address as it appears on the records of the corporation and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when

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the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 2.06             List of Stockholders. The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of capital stock of the Corporation registered in the name of each stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days before the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list was provided with the notice of the meeting; or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.07             Quorum. Unless otherwise required by law, the Certificate of Incorporation or these bylaws, at each meeting of the stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chair of the meeting or the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.04, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.08             Organization. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the Chair of the Board, or in his or her absence or inability to act, the Chief Executive Officer (as defined in Section 4.01), or, in his or her absence or inability to act, the officer or director whom the Board of Directors shall appoint, shall act as chair of, and preside at, the meeting. The Secretary or, in his or her absence or inability to act, the person whom the chair of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chair of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chair of the meeting, may include, without limitation, the following:

(a)         the establishment of an agenda or order of business for the meeting;

(b)         the determination of when the polls shall open and close for any given matter to be voted on at the meeting;

(c)         rules and procedures for maintaining order at the meeting and the safety of those present;

(d)         limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies, or such other persons as the chair of the meeting shall determine;

(e)         restrictions on entry to the meeting after the time fixed for the commencement thereof; and

(f)          limitations on the time allotted to questions or comments by participants.

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Section 2.09             Voting; Proxies.

(a)         General. Unless otherwise required by law or provided in the Certificate of Incorporation, each stockholder shall be entitled to one vote, in person or by proxy, for each share of capital stock held by such stockholder.

(b)         Election of Directors. Unless otherwise required by the Certificate of Incorporation, the election of directors shall be by written ballot. If authorized by the Board of Directors, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder. Unless otherwise required by law, the Certificate of Incorporation, or these bylaws, the election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election.

(c)         Other Matters. Unless otherwise required by law, the Certificate of Incorporation, or these bylaws, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

(d)         Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Such authorization may be a document executed by the stockholder or his or her authorized officer, director, employee, or agent. To the extent permitted by law, a stockholder may authorize another person or persons to act for him or her as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization, or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that the electronic transmission either sets forth or is submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. A copy, facsimile transmission, or other reliable reproduction (including any electronic transmission) of the proxy authorized by this Section 2.09(d) may be substituted for or used in lieu of the original document for any and all purposes for which the original document could be used, provided that such copy, facsimile transmission, or other reproduction shall be a complete reproduction of the entire original document. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date.

Section 2.10             Inspectors at Meetings of Stockholders. In advance of any meeting of the stockholders, the Board of Directors shall, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors may appoint or retain other persons or entities to assist the inspector or inspectors in the performance of their duties. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspector or inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election. When executing the duties of inspector, the inspector or inspectors shall:

(a)         ascertain the number of shares outstanding and the voting power of each;

(b)         determine the shares represented at the meeting and the validity of proxies and ballots;

(c)         count all votes and ballots;

(d)         determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e)         certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.

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Section 2.11             Fixing the Record Date.

(a)         In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to notice of or to vote at the adjourned meeting.

(b)         In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 2.12             Advance Notice of Stockholder Nominations and Proposals.

(a)         Annual Meetings. At a meeting of the stockholders, only such nominations of persons for the election of directors and such other business shall be conducted as shall have been properly brought before the meeting. Except for nominations that are included in the Corporation’s annual meeting proxy statement pursuant to Section 2.13, to be properly brought before an annual meeting, nominations or such other business must be:

(i)          specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any committee thereof;

(ii)         otherwise properly brought before the meeting by or at the direction of the Board of Directors or any committee thereof; or

(iii)        otherwise properly brought before an annual meeting by a stockholder who is a stockholder of record of the Corporation at the time such notice of meeting is delivered, who is entitled to vote at the meeting, and who complies with the notice procedures set forth in this Section 2.12.

In addition, any proposal of business (other than the nomination of persons for election to the Board of Directors) must be a proper matter for stockholder action. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a stockholder pursuant to Section 2.12(a)(iii), the stockholder or stockholders of record intending to propose the business (the “Proposing Stockholder”) must have given timely notice thereof pursuant to this Section 2.12(a), in writing to the Secretary even if such matter is already the subject of any notice to the stockholders or Public Disclosure from the Board of Directors. To be timely, a Proposing Stockholder’s notice for an annual meeting must be delivered to the Secretary at the principal executive offices of the Corporation: (x) not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year’s annual meeting if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year’s annual meeting or not later than 60 days after the anniversary of the previous year’s annual meeting; and (y) with respect to any other annual meeting of stockholders, including in the event that no annual meeting was held in the previous year, not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the annual meeting and (2) the close of business on the tenth day following the first date of Public Disclosure of the date of such meeting. In no event shall the Public Disclosure of an adjournment or postponement of an annual meeting commence a new notice time period (or extend any notice time period). For the purposes of this Section 2.12 and Section 2.13, “Public Disclosure” shall mean a disclosure made in a press release reported by the Dow Jones News Services, The Associated Press, or a comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission (“SEC”) pursuant to Section 13, 14, or 15(d) of the Exchange Act.

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(b)         Stockholder Nominations. For the nomination of any person or persons for election to the Board of Directors pursuant to Section 2.12(a)(iii) or Section 2.12(d), a Proposing Stockholder’s notice to the Secretary shall set forth or include:

(i)          the name, age, business address, and residence address of each nominee proposed in such notice;

(ii)         the principal occupation or employment of each such nominee;

(iii)        the class and number of shares of capital stock of the Corporation which are owned of record and beneficially by each such nominee (if any);

(iv)        such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under Section 14(a) of the Exchange Act;

(v)         a written questionnaire with respect to the background and qualification of such proposed nominee (which questionnaire shall be provided by the Secretary upon written request) and a written statement and agreement executed by each such nominee acknowledging that such person:

(A)        consents to being named in the Company’s proxy statement as a nominee and to serving as a director if elected,

(B)         intends to serve as a director for the full term for which such person is standing for election, and

(C)         makes the following representations: (1) that the director nominee has read and agrees to adhere to the Corporation’s CODE OF ETHICS, and any other of the Corporation’s policies or guidelines applicable to directors, including with regard to securities trading, (2) that the director nominee is not and will not become a party to any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, and (3) that the director nominee is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification (“Compensation Arrangement”) that has not been disclosed to the Corporation in connection with such person’s nomination for director or service as a director; and

(vi)             as to the Proposing Stockholder:

(A)         the name and address of the Proposing Stockholder as they appear on the Corporation’s books and of the beneficial owner, if any, on whose behalf the nomination is being made,

(B)         the class and number of shares of the Corporation which are owned by the Proposing Stockholder (beneficially and of record) and owned by the beneficial owner, if any, on whose behalf the nomination is being made, as of the date of the Proposing Stockholder’s notice, and a representation that the Proposing Stockholder will notify the Corporation in writing of the class and number of such shares owned of record and beneficially as of the record date for the meeting within five business days after the record date for such meeting,

(C)         a description of any agreement, arrangement, or understanding with respect to such nomination between or among the Proposing Stockholder or the beneficial owner, if any, on whose behalf the nomination is being made and any of their affiliates or associates, and any others (including their names) acting in concert with any of the foregoing, and a representation that the Proposing Stockholder will notify the Corporation in writing of any such agreement, arrangement, or understanding in effect as of the record date for the meeting within five business days after the record date for such meeting,

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(D)        a description of any agreement, arrangement, or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Proposing Stockholder’s notice by, or on behalf of, the Proposing Stockholder or the beneficial owner, if any, on whose behalf the nomination is being made and any of their affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such person or any of their affiliates or associates with respect to shares of stock of the Corporation, and a representation that the Proposing Stockholder will notify the Corporation in writing of any such agreement, arrangement, or understanding in effect as of the record date for the meeting within five business days after the record date for such meeting,

(E)         a representation that the Proposing Stockholder is a holder of record of shares of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, and

(F)         a representation whether the Proposing Stockholder intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the nomination and/or otherwise to solicit proxies from stockholders in support of the nomination.

The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee. Any such update or supplement shall be delivered to the Secretary at the Corporation’s principal executive offices no later than five business days after the request by the Corporation for subsequent information has been delivered to the Proposing Stockholder.

(c)         Other Stockholder Proposals. For all business other than director nominations, a Proposing Stockholder’s notice to the Secretary shall set forth as to each matter the Proposing Stockholder proposes to bring before the annual meeting:

(i)          a brief description of the business desired to be brought before the annual meeting;

(ii)         the reasons for conducting such business at the annual meeting;

(iii)        the text of any proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these bylaws, the language of the proposed amendment);

(iv)        any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Section 13(d) of the Exchange Act), if any, on whose behalf the business is being proposed;

(v)         any other information relating to such stockholder and beneficial owner, if any, on whose behalf the proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;

(vi)        a description of all agreements, arrangements, or understandings between or among such stockholder, the beneficial owner, if any, on whose behalf the proposal is being made, any of their affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such business and any material interest of such stockholder, beneficial owner, or any of their affiliates or associates, in such business, including any anticipated benefit therefrom to such stockholder, beneficial owner, or their affiliates or associates; and

(vii)       the information required by Section 2.12(b)(vi) above.

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(d)         Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders called by the Board of Directors at which directors are to be elected pursuant to the Corporation’s notice of meeting:

(i)          by or at the direction of the Board of Directors or any committee thereof; or

(ii)         provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.12(d) is delivered to the Secretary, who is entitled to vote at the meeting, and upon such election and who complies with the notice procedures set forth in this Section 2.12.

In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if such stockholder delivers a stockholder’s notice that complies with the requirements of Section 2.12(b) to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of: (x) the 90th day prior to such special meeting; or (y) the tenth (10th) day following the date of the first Public Disclosure of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the Public Disclosure of an adjournment or postponement of a special meeting commence a new time period (or extend any notice time period).

(e)          Effect of Noncompliance. Only such persons who are nominated in accordance with the procedures set forth in this Section 2.12 or Section 2.13 shall be eligible to be elected at any meeting of stockholders of the Corporation to serve as directors and only such other business shall be conducted at a meeting as shall be brought before the meeting in accordance with the procedures set forth in this Section 2.12 or Section 2.13, as applicable. If any proposed nomination was not made or proposed in compliance with this Section 2.12 or Section 2.13, as applicable, or other business was not made or proposed in compliance with this Section 2.12, then except as otherwise required by law, the chair of the meeting shall have the power and duty to declare that such nomination shall be disregarded or that such proposed other business shall not be transacted. Notwithstanding anything in these bylaws to the contrary, unless otherwise required by law, if a Proposing Stockholder intending to propose business or make nominations at an annual meeting or propose a nomination at a special meeting pursuant to this Section 2.12 does not provide the information required under this Section 2.12 to the Corporation, including the updated information required by Section 2.12(b)(vi)(B), Section 2.12(b)(vi)(C), and Section 2.12(b)(vi)(D) within five business days after the record date for such meeting or the Proposing Stockholder (or a qualified representative of the Proposing Stockholder) does not appear at the meeting to present the proposed business or nominations, such business or nominations shall not be considered, notwithstanding that proxies in respect of such business or nominations may have been received by the Corporation.

(f)           Rule 14a-8. This Section 2.12 and Section 2.13 shall not apply to a proposal proposed to be made by a stockholder if the stockholder has notified the Corporation of the stockholder’s intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such meeting.

Section 2.13             Proxy Access.

(a)         Inclusion of Proxy Access Stockholder Nominee in Proxy Statement. Subject to the provisions of this Section 2.13, the Corporation shall include in its proxy statement (including its form of proxy and ballot) for an annual meeting of stockholders the name of any stockholder nominee for election to the Board of Directors submitted pursuant to this Section 2.13 (each a “Proxy Access Stockholder Nominee”) provided:

(i)          timely written notice of such Proxy Access Stockholder Nominee satisfying this Section 2.13 (“Proxy Access Notice”) is delivered to the Corporation by or on behalf of a stockholder or stockholders that, at the time the Proxy Access Notice is delivered, satisfy the ownership and other requirements of this Section 2.13 (such stockholder or stockholders, and any person on whose behalf they are acting, the “Eligible Stockholder”);

(ii)         the Eligible Stockholder expressly elects in writing at the time of providing the Proxy Access Notice to have its Proxy Access Stockholder Nominee included in the Corporation’s proxy statement pursuant to this Section 2.13; and

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(iii)        the Eligible Stockholder and the Proxy Access Stockholder Nominee otherwise satisfy the requirements of this Section 2.13.

(b)         Timely Notice. To be timely, the Proxy Access Notice must be delivered to the Secretary at the principal executive offices of the Corporation, not later than 120 days nor more than 150 days prior to the first anniversary of the date (as stated in the Corporation’s proxy materials) that the Corporation’s definitive proxy statement was first sent to stockholders in connection with the preceding year’s annual meeting of stockholders/of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, the Proxy Access Notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of: (i) the 120th day prior to such annual meeting; or (ii) the 10th day following the day on which Public Disclosure of the date of such annual meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of the Proxy Access Notice.

(c)         Information to be Included in Proxy Statement. In addition to including the name of the Proxy Access Stockholder Nominee in the Corporation’s proxy statement for the annual meeting, the Corporation shall also include (collectively, the “Required Information”):

(i)          the information concerning the Proxy Access Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the Corporation’s proxy statement pursuant to the Exchange Act, and the rules and regulations promulgated thereunder; and

(ii)         if the Eligible Stockholder so elects, a written statement of the Eligible Stockholder (or in the case of a group, a written statement of the group), not to exceed 500 words, in support of its Proxy Access Stockholder Nominee, which must be provided at the same time as the Proxy Access Notice for inclusion in the Corporation’s proxy statement for the annual meeting (a “Statement”).

Notwithstanding anything to the contrary contained in this Section 2.13, the Corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is untrue in any material respect (or omits a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading) or would violate any applicable law, rule, regulation, or listing standard. Additionally, nothing in this Section 2.13 shall limit the Corporation’s ability to solicit against and include in its proxy statement its own statements relating to any Proxy Access Stockholder Nominee.

(d)         Proxy Access Stockholder Nominee Limits. The number of Proxy Access Stockholder Nominees (including Proxy Access Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in the Corporation’s proxy statement pursuant to this Section 2.13 but either are subsequently withdrawn or that the Board of Directors decides to nominate (a “Board Nominee”)) appearing in the Corporation’s proxy statement with respect to a meeting of stockholders shall not exceed the greater of: (x) one; or (y) 20% of the number of directors in office as of the last day on which notice of a nomination may be delivered pursuant to this Section 2.13 and that are standing for election at the meeting (the “Final Proxy Access Nomination Date”) or, if such amount is not a whole number, the closest whole number below 20% (the “Permitted Number”); provided, however, that:

(i)        in the event that one or more vacancies for any reason occurs on the Board of Directors at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of stockholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced and standing for election at the meeting; and

(ii)       any Proxy Access Stockholder Nominee who is included in the Corporation’s proxy statement for a particular meeting of stockholders either: (A) withdraws from or becomes ineligible or unavailable for election at the meeting, or (B) does not receive a number of votes cast in favor of his or her election at least equal to 25% of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the Proxy Access Stockholder Nominee’s election, shall be ineligible to be included in the Corporation’s proxy statement as a Proxy Access Stockholder Nominee pursuant to this Section 2.13 for the next two annual meetings of stockholders following the meeting for which the Proxy Access Stockholder Nominee has been nominated for election; and

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(iii)      any director in office as of the nomination deadline who was included in the Corporation’s proxy statement as a Proxy Access Stockholder Nominee for any of the two preceding annual meetings and whom the Board of Directors decides to nominate for election to the Board of Directors also will be counted against the Permitted Number.

In the event that the number of Proxy Access Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 2.13 exceeds the Permitted Number, each Eligible Stockholder shall select one Proxy Access Stockholder Nominee for inclusion in the Corporation’s proxy statement until the Permitted Number is reached, going in order of the amount (from greatest to least) of voting power of the Corporation’s capital stock entitled to vote on the election of directors as disclosed in the Proxy Access Notice. If the Permitted Number is not reached after each Eligible Stockholder has selected one Proxy Access Stockholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(e)         Eligibility of Nominating Stockholder; Stockholder Groups. An Eligible Stockholder must have owned (as defined below) continuously for at least three years a number of shares that represents 3% or more of the outstanding shares of the Corporation entitled to vote in the election of directors (the “Required Shares”) as of both the date the Proxy Access Notice is delivered to or received by the Corporation in accordance with this Section 2.13 and the record date for determining stockholders entitled to vote at the meeting and must deliver a statement regarding the Eligible Stockholder’s intent with respect to continued ownership of the Required Shares for at least one year following the annual meeting. For purposes of satisfying the ownership requirement under this Section 2.13, the voting power represented by the shares of the Corporation’s capital stock owned by one or more stockholders, or by the person or persons who own shares of the Corporation’s capital stock and on whose behalf any stockholder is acting, may be aggregated, provided that:

(i)          the number of stockholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed 20; and

(ii)         each stockholder or other person whose shares are aggregated shall have held such shares continuously for at least three years.

Whenever an Eligible Stockholder consists of a group of stockholders and/or other persons, any and all requirements and obligations for an Eligible Stockholder set forth in this Section 2.13 must be satisfied by and as to each such stockholder or other person, except that shares may be aggregated to meet the Required Shares as provided in this Section 2.13(e). With respect to any one particular annual meeting, no stockholder or other person may be a member of more than one group of persons constituting an Eligible Stockholder under this Section 2.13.

(f)          Funds. A group of two or more funds shall be treated as one stockholder or person for this Section 2.13 provided that the other terms and conditions in this Section 2.13 are met (including Section 2.13(h)(v)(A)) and the funds are:

(i)          under common management and investment control;

(ii)         under common management and funded primarily by the same employer (or by a group of related employers that are under common control); or

(iii)        a “group of investment companies,” as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.

(g)         Ownership. For purposes of this Section 2.13, an Eligible Stockholder shall be deemed to “own” only those outstanding shares of the Corporation’s capital stock as to which the person possesses both:

(i)          the full voting and investment rights pertaining to the shares; and

(ii)         the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares:

(A)        sold by such person or any of its affiliates in any transaction that has not been settled or closed,

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(B)         borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell, or

(C)         subject to any option, warrant, forward contract, swap, contract of sale, other derivative, or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation’s capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of: (1) reducing in any manner, to any extent or at any time in the future, such person’s or affiliates’ full right to vote or direct the voting of any such shares; and/or (2) hedging, offsetting, or altering to any degree gain or loss arising from the full economic ownership of such shares by such person or affiliate.

An Eligible Stockholder “owns” shares held in the name of a nominee or other intermediary so long as the Eligible Stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Stockholder’s ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement that is revocable at any time by the person. An Eligible Stockholder’s ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has loaned such shares, provided that the Eligible Stockholder has the power to recall such loaned shares and recalls such loaned shares not more than three business days after being notified that any of its Proxy Access Stockholder Nominees will be included in the Corporation’s proxy statement. The terms “owned,” “owning,” and other variations of the word “own” shall have correlative meanings. For purposes of this Section 2.13, the term “affiliate” shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act.

(h)         Nomination Notice and Other Eligible Stockholder Deliverables. An Eligible Stockholder must provide with its Proxy Access Notice the following information in writing to the Secretary:

(i)          one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the Proxy Access Notice is delivered to or received by the Corporation, the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Stockholder’s agreement to provide:

(A)        within five business days after the record date for the meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder’s continuous ownership of the Required Shares through the record date, and

(B)         immediate notice if the Eligible Stockholder ceases to own any of the Required Shares prior to the date of the applicable annual meeting of stockholders;

(ii)         the Eligible Stockholder’s representation and agreement that the Eligible Stockholder (including each member of any group of stockholders that together is an Eligible Stockholder under this Section 2.13):

(A)        intends to continue to satisfy the eligibility requirements described in this Section 2.13 through the date of the annual meeting, including a statement regarding the Eligible Stockholder’s intent with respect to continued ownership of the Required Shares for at least one year following the annual meeting,

(B)         acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent,

(C)         has not nominated and will not nominate for election to the Board of Directors at the meeting any person other than the Proxy Access Stockholder Nominee(s) being nominated pursuant to this Section 2.13,

(D)        has not engaged and will not engage in, and has not and will not be, a “participant” in another person’s “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Proxy Access Stockholder Nominee(s) or a Board Nominee,

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(E)         will not distribute to any stockholder any form of proxy for the meeting other than the form distributed by the Corporation,

(F)         has provided and will provide facts, statements, and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading,

(G)        agrees to assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder’s communications with the Corporation’s stockholders or out of the information that the Eligible Stockholder provides to the Corporation,

(H)        agrees to indemnify and hold harmless the Corporation and each of its directors, officers, and employees individually against any liability, loss, or damages in connection with any threatened or pending action, suit, or proceeding, whether legal, administrative, or investigative, against the Corporation or any of its directors, officers, or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 2.13,

(I)          will file with the SEC any solicitation or other communication with the Corporation’s stockholders relating to the meeting at which the Proxy Access Stockholder Nominee will be nominated, regardless of whether any such filing is required under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder or whether any exemption from filing is available for such solicitation or other communication under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and

(J)          will comply with all other applicable laws, rules, regulations, and listing standards with respect to any solicitation in connection with the meeting;

(iii)        the written consent of each Proxy Access Stockholder Nominee to be named in the Corporation’s proxy statement, and form of proxy and ballot and, as a nominee and, if elected, to serve as a director;

(iv)        a copy of the Schedule 14N (or any successor form) that has been filed with the SEC as required by Rule 14a-18 under the Exchange Act;

(v)         in the case of a nomination by a group of stockholders that together is an Eligible Stockholder:

(A)        documentation satisfactory to the Corporation demonstrating that a group of funds qualifies pursuant to the criteria set forth in Section 2.13(f) to be treated as one stockholder or person for purposes of this Section 2.13, and

(B)         the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and

(vi)        if desired, a Statement.

(i)          Stockholder Nominee Agreement. Each Proxy Access Stockholder Nominee must:

(i)          provide within five business days of the Corporation’s request an executed agreement, in a form deemed satisfactory to the Corporation, providing the following representations:

(A)        the Proxy Access Stockholder Nominee has read and agrees to adhere to the Corporation’s CODE OF ETHICS, and any other of the Corporation’s policies or guidelines applicable to directors, including with regard to securities trading, and

(B)         the Proxy Access Stockholder Nominee is not and will not become a party to: (1) any Voting Commitment that has not been disclosed to the Corporation; or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, and

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(C)         the Proxy Access Stockholder Nominee is not and will not become a party to any Compensation Arrangement in connection with such person’s nomination for director or service as a director that has not been disclosed to the Corporation;

(ii)         complete, sign, and submit all questionnaires required of the Corporation’s Board of Directors within five business days of receipt of each such questionnaire from the Corporation; and

(iii)        provide within five business days of the Corporation’s request such additional information as the Corporation determines may be necessary to permit the Board of Directors to determine whether such Proxy Access Stockholder Nominee meets the requirements of this Section 2.13 or the Corporation’s requirements with regard to director qualifications and policies and guidelines applicable to directors, including whether:

(A)        such Proxy Access Stockholder Nominee is independent under the independence requirements, including the committee independence requirements, set forth in the listing standards of the stock exchange on which shares of the Corporation’s capital stock are listed, any applicable rules of the SEC, and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the directors (the “Independence Standards”),

(B)         such Proxy Access Stockholder Nominee has any direct or indirect relationship with the Corporation that has not been deemed categorically immaterial pursuant to the Corporation’s applicable corporate policies, and

(C)such Proxy Access Stockholder Nominee is not and has not been subject to: (1) any event specified in Item 401(f) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”), or (2) any order of the type specified in Rule 506(d) of Regulation D under the Securities Act.

(j)          Eligible Stockholder/Proxy Access Stockholder Nominee Undertaking. In the event that any information or communications provided by the Eligible Stockholder or Proxy Access Stockholder Nominee to the Corporation or its stockholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Stockholder or Proxy Access Stockholder Nominee, as the case may be, shall promptly notify the Secretary of any such inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct. Notwithstanding the foregoing, the provision of any such notification pursuant to the preceding sentence shall not be deemed to cure any defect or limit the Corporation’s right to omit a Proxy Access Stockholder Nominee from its proxy materials as provided in this Section 2.13.

(k)         Exceptions Permitting Exclusion of Proxy Access Stockholder Nominee. The Corporation shall not be required to include pursuant to this Section 2.13 a Proxy Access Stockholder Nominee in its proxy statement (or, if the proxy statement has already been filed, to allow the nomination of a Proxy Access Stockholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the Corporation):

(i)          if the Eligible Stockholder who has nominated such Proxy Access Stockholder Nominee has nominated for election to the Board of Directors at the meeting any person other than pursuant to this Section 2.13, or has or is engaged in, or has been or is a “participant” in another person’s, “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Proxy Access Stockholder Nominee(s) or a Board Nominee;

(ii)         if the Corporation has received a notice (whether or not subsequently withdrawn) that a stockholder intends to nominate any candidate for election to the Board of Directors pursuant to the advance notice requirements in Section 2.12 of these bylaws;

(iii)        who is not independent under the Independence Standards;

(iv)        whose election as a member of the Board of Directors would violate or cause the Corporation to be in violation of these bylaws, the Corporation’s CODE OF ETHICS, or other document setting forth qualifications for directors, the listing standards of the stock exchange on which shares of the Corporation’s capital stock is listed, or any applicable state or federal law, rule, or regulation;

(v)         if the Proxy Access Stockholder Nominee is or becomes a party to any Voting Commitment;

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(vi)        if the Proxy Access Stockholder Nominee is or becomes a party to any Compensation Arrangement;

(vii)       who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914;

(viii)      who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years;

(ix)        who is subject to any order of the type specified in Rule 506(d) of Regulation D under the Securities Act; or

(x)         if such Proxy Access Stockholder Nominee or the applicable Eligible Stockholder shall have provided information to the Corporation in respect of such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading or shall have breached its or their agreements, representations, undertakings, or obligations pursuant to this Section 2.13.

(l)          Invalidity. Notwithstanding anything to the contrary set forth herein, the Board of Directors or the person presiding at the meeting shall be entitled to declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation; and the Corporation shall not be required to include in its proxy statement any successor or replacement nominee proposed by the applicable Eligible Stockholder or any other Eligible Stockholder if:

(i)          the Proxy Access Stockholder Nominee and/or the applicable Eligible Stockholder shall have breached its or their agreements, representations, undertakings, or obligations pursuant to this Section 2.13, as determined by the Board of Directors or the person presiding at the meeting; or

(ii)         the Eligible Stockholder (or a qualified representative thereof) does not appear at the meeting to present any nomination pursuant to this Section 2.13.

(m)        Interpretation. The Board of Directors (and any other person or body authorized by the Board of Directors) shall have the power and authority to interpret this Section 2.13 and to make any and all determinations necessary or advisable to apply this Section 2.13 to any persons, facts, or circumstances, including the power to determine whether:

(i)          a person or group of persons qualifies as an Eligible Stockholder;

(ii)         outstanding shares of the Corporation’s capital stock are “owned” for purposes of meeting the ownership requirements of this Section 2.13;

(iii)        a notice complies with the requirements of this Section 2.13;

(iv)        a person satisfies the qualifications and requirements to be a Proxy Access Stockholder Nominee;

(v)         inclusion of the Required Information in the Corporation’s proxy statement is consistent with all applicable laws, rules, regulations, and listing standards; and

(vi)        any and all requirements of this Section 2.13 have been satisfied.

Any such interpretation or determination adopted in good faith by the Board of Directors (or any other person or body authorized by the Board of Directors) shall be conclusive and binding on all persons, including the Corporation and all record or beneficial owners of stock of the Corporation.

Section 2.14             No Action by Stockholder Consent in Lieu of a Meeting. Subject to the terms of any series of Preferred Stock, and provided that the Corporation has registered its Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or is required to file reports with the Securities and Exchange Commission under Section 15(d) of the Exchange Act, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of Corporation and may not be effected by any consent by such stockholders.

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ARTICLE III
Board of Directors

Section 3.01             General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these bylaws, or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02             Number. Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the Corporation shall be fixed from time to time solely by resolution of the majority of the Whole Board. For purposes of these bylaws, the term “Whole Board” will mean the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

Section 3.03             Directors and Terms of Office. Subject to the rights of holders of any series of Preferred Stock to elect directors, the Board shall consist of one class. Subject to the rights of holders of any series of Preferred Stock to elect directors, the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, disqualification, resignation or removal.

Section 3.04             Removal. Any director or the entire Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of the stock of the Corporation entitled to vote thereon.

Section 3.05             Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, may be filled by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director’s death, resignation, or removal.

Section 3.06             Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later effective date or upon the happening of an event or events as is therein specified. A resignation that is conditioned on a director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. A verbal resignation shall not be deemed effective until confirmed by the director in writing or by electronic transmission to the Corporation.

Section 3.07             Fees and Expenses. Directors shall receive such reasonable fees for their services on the Board of Directors and any committee thereof and such reimbursement of their actual and reasonable expenses as may be fixed or determined by the Board of Directors.

Section 3.08             Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors.

Section 3.09             Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the Chair of the Board or the Chief Executive Officer on at least 24 hours’ notice to each director given by one of the means specified in Section 3.12 hereof other than by mail or on at least three days’ notice if given by mail. Special meetings shall be called by the Chair of the Board or the Chief Executive Officer in like manner and on like notice on the written request of any two or more directors. The notice need not state the purposes of the special meeting and, unless indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 3.10             Telephone Meetings. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this Section 3.10 shall constitute presence in person at such meeting.

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Section 3.11             Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours’ notice of any adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.12 hereof other than by mail, or at least three days’ notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.12             Notices. Subject to Section 3.09, Section 3.11, and Section 3.13 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation, or these bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director’s address as it appears on the records of the Corporation, facsimile, e-mail, or by other means of electronic transmission.

Section 3.13             Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation, or these bylaws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section 3.14             Organization. At each regular or special meeting of the Board of Directors, the Chair of the Board or, in his or her absence another director or officer selected by the Board of Directors shall preside. The Secretary shall act as secretary at each meeting of the Board of Directors. If the Secretary is absent from any meeting of the Board of Directors, an assistant secretary of the Corporation shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all assistant secretaries of the Corporation, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.15             Quorum of Directors. Except as otherwise provided by these bylaws, the Certificate of Incorporation, or required by applicable law, the presence of a majority of the total number of directors on the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 3.16             Action by Majority Vote. Except as otherwise provided by these bylaws, the Certificate of Incorporation, or required by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.17             Directors’ Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission.

Section 3.18             Chair of the Board. The Board of Directors shall annually elect one of its members to be its chair (the “Chair of the Board”) and shall fill any vacancy in the position of Chair of the Board at such time and in such manner as the Board of Directors shall determine. Except as otherwise provided in these bylaws, the Chair of the Board shall preside at all meetings of the Board of Directors and of stockholders. The Chair of the Board shall perform such other duties and services as shall be assigned to or required of the Chair of the Board by the Board of Directors.

Section 3.19             Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the

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committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III.

ARTICLE IV
Officers

Section 4.01             Positions and Election. The officers of the Corporation shall be chosen by the Board of Directors and shall include a chief executive officer (the “Chief Executive Officer”), a president (the “President”), a chief financial officer (the “Chief Financial Officer”), a treasurer (the “Treasurer”), and a secretary (the “Secretary”). The Board of Directors, in its discretion, may also elect one or more senior vice presidents, executive vice president, vice presidents, assistant treasurers, assistant secretaries, and other officers in accordance with these bylaws. Any two or more offices may be held by the same person.

Section 4.02             Term. Each officer of the Corporation shall hold office until such officer’s successor is elected and qualified or until such officer’s earlier death, resignation, or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time with or without cause by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving notice of his or her resignation in writing, or by electronic transmission, to the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

Section 4.03             Chief Executive Officer. The Chief Executive Officer shall, subject to the provisions of these bylaws and the control of the Board of Directors, have general supervision, direction, and control over the business of the Corporation and over its officers. The Chief Executive Officer shall perform all duties incident to the office of the Chief Executive Officer, and any other duties as may be from time to time assigned to the Chief Executive Officer by the Board of Directors, in each case subject to the control of the Board of Directors.

Section 4.04             President. The President shall report and be responsible to the Chief Executive Officer. The President shall have such powers and perform such duties as from time to time may be assigned or delegated to the President by the Board of Directors or the Chief Executive Officer or that are incident to the office of president.

Section 4.05             Senior Vice Presidents, Executive Vice Presidents, or Vice Presidents. Each senior vice president, executive vice president, or vice president of the Corporation shall have such powers and perform such duties as may be assigned to him or her from time to time by the Board of Directors, the Chief Executive Officer, or the President, or that are incident to the office of vice president.

Section 4.06             Secretary. The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for committees of the Board of Directors when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chair of the Board, or the Chief Executive Officer. The Secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section 4.07             Chief Financial Officer. The Chief Financial Officer shall be the principal financial officer of the Corporation and shall have such powers and perform such duties as may be assigned by the Board of Directors, the Chair of the Board, or the Chief Executive Officer.

Section 4.08             Treasurer. The treasurer of the Corporation shall have the custody of the Corporation’s funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in records belonging to the Corporation and shall deposit all moneys and other valuable

Annex C-16

effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the President and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

Section 4.09             Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

Section 4.10             Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the Chief Executive Officer or the President or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.

ARTICLE V
INDEMNIFICATION

Section 5.01             Indemnification. The Corporation shall indemnify and hold harmless to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee, or agent of the Corporation or, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) actually and reasonably incurred by such person. Notwithstanding the preceding sentence, the Corporation shall be required to indemnify a person in connection with a Proceeding (or part thereof) commenced by such person only if the commencement of such Proceeding (or part thereof) by the person was authorized in the specific case by the Board of Directors.

Section 5.02             Advancement of Expenses. The Corporation shall pay the expenses (including attorneys’ fees) actually and reasonably incurred by a director, officer, employee, or agent of the Corporation in defending any Proceeding in advance of its final disposition, upon receipt of an undertaking by or on behalf of such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses under this Section 5.02 or otherwise. Payment of such expenses actually and reasonably incurred by such person, may be made by the Corporation, subject to such terms and conditions as the general counsel of the Corporation in his or her discretion deems appropriate.

Section 5.03             Non-Exclusivity of Rights. The rights conferred on any person by this Article V will not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees, or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL.

Section 5.04             Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise, or nonprofit entity.

Section 5.05             Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Annex C-17

Section 5.06             Repeal, Amendment, or Modification. Any amendment, repeal, or modification of this Article V shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VI
Stock Certificates and Their Transfer

Section 6.01             Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. In case any officer, transfer agent, or registrar who has signed such a certificate ceases to be an officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if the signatory were still such at the date of its issue.

Section 6.02             Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Transfers of stock shall be made on the books administered by or on behalf of the Corporation only by the direction of the registered holder thereof or such person’s attorney, lawfully constituted in writing, and, in the case of certificated shares, upon the surrender to the Company or its transfer agent or other designated agent of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued.

Section 6.03             Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 6.04             Lost, Stolen, or Destroyed Certificates. The Board of Directors or the Secretary may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors or the Secretary may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner’s legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VII
General Provisions

Section 7.01             Seal. The seal of the Corporation shall be in such form as shall be approved by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.

Section 7.02             Fiscal Year. The fiscal year of the Corporation shall be the calendar year.

Section 7.03             Checks, Notes, Drafts, Etc. All checks, notes, drafts, or other orders for the payment of money of the Corporation shall be signed, endorsed, or accepted in the name of the Corporation by such officer, officers, person, or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 7.04             Conflict with Applicable Law or Certificate of Incorporation. These bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

Section 7.05             Books and Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible

Annex C-18

paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the DGCL. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

Section 7.06             Forum for Adjudication of Disputes.

(a)         Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for:

(i)          any derivative action or proceeding brought on behalf of the Corporation;

(ii)         any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Corporation to the Corporation or the Corporation’s stockholders;

(iii)        any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation, or these bylaws; or

(iv)        any action asserting a claim governed by the internal affairs doctrine;

in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. If any action the subject matter of which is within the scope of this Section 7.06 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Section 7.06 (an “Enforcement Action”); and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 7.06(a). This Section 7.06(a) shall not apply to any complaint asserting a cause of action arising under the Securities Exchange Act of 1934, as amended, or any other cause of action where the federal district courts of the United States have exclusive jurisdiction.

(b)         Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 7.06(b).

ARTICLE VIII
Amendments

These bylaws may be adopted, amended, or repealed by the stockholders entitled to vote; provided, however, that the Corporation may, in its Certificate of Incorporation, confer the power to adopt, amend, or repeal these bylaws upon the Board of Directors; and, provided further, that any proposal by a stockholder to amend these bylaws will be subject to the provisions of Article II of these bylaws except as otherwise required by law. The fact that such power has been so conferred upon the Board of Directors will not divest the stockholders of the power, nor limit their power to adopt, amend, or repeal bylaws.

Annex C-19

ANNEX D-1

AGREEMENT AND PLAN OF MERGER

by and among

EDOC ACQUISITION CORP.,

as the Purchaser,

EDOC MERGER SUB INC,
as Merger Sub,

AMERICAN PHYSICIANS LLC
in the capacity as the Purchaser Representative,

ALLAN CAMAISA,
in the capacity as the Seller Representative,

and

CALIDI BIOTHERAPEUTICS, INC.,
as the Company,

Dated as of February 2, 2022

Annex D-1 Page No.
I. MERGER	D-1-2
1.1. Merger	D-1-2
1.2. Transaction Effective Time	D-1-2
1.3. Effect of the Merger	D-1-2
1.4. Tax Treatment	D-1-2
1.5. Certificate of Incorporation and Bylaws of the Surviving Corporation	D-1-2
1.6. Directors and Officers of the Transaction Surviving Corporation	D-1-2
1.7. Pre-Closing Company Preferred Stock Exchange	D-1-2
1.8. Conversion of the Purchaser	D-1-3
1.9. Merger Consideration	D-1-3
1.10. Effect of Merger on Company Securities	D-1-3
1.11. Surrender of Company Securities and Payment of Merger Consideration	D-1-4
1.12. Effect of Transaction on Merger Sub Stock	D-1-5
1.13. Closing Calculations	D-1-5
1.14. Net Debt Adjustment	D-1-5
1.15. Merger Consideration Adjustment	D-1-6
1.16. Taking of Necessary Action; Further Action	D-1-7
1.17. Appraisal and Dissenter’s Rights	D-1-7

II. CLOSING	D-1-8
2.1. Closing	D-1-8

III. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES	D-1-8
3.1. Organization and Standing	D-1-8
3.2. Authorization; Binding Agreement	D-1-8
3.3. Governmental Approvals	D-1-9
3.4. Non-Contravention	D-1-9
3.5. Capitalization	D-1-9
3.6. SEC Filings and Purchaser Financials	D-1-10
3.7. Absence of Certain Changes	D-1-11
3.8. Compliance with Laws	D-1-12
3.9. Actions; Orders; Permits	D-1-12
3.10. Taxes and Returns	D-1-12
3.11. Employees and Employee Benefit Plans	D-1-13
3.12. Properties	D-1-13
3.13. Material Contracts	D-1-13
3.14. Transactions with Affiliates	D-1-13
3.15. Merger Sub Activities	D-1-13
3.16. Investment Company Act	D-1-13
3.17. Finders and Brokers	D-1-13
3.18. Ownership of Stockholder Merger Consideration	D-1-14
3.19. Purchaser Parties Activities	D-1-14
3.20. Certain Business Practices	D-1-14
3.21. Insurance	D-1-14
3.22. Purchaser Trust Account	D-1-14
3.23. No Other Representations	D-1-15

IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY	D-1-15
4.1. Organization and Standing	D-1-15
4.2. Authorization; Binding Agreement	D-1-15

Annex D-1-i

Annex D-1 Page No.
4.3. Capitalization	D-1-16
4.4. Subsidiaries	D-1-17
4.5. Governmental Approvals	D-1-17
4.6. Non-Contravention	D-1-17
4.7. Financial Statements	D-1-18
4.8. Absence of Certain Changes	D-1-19
4.9. Compliance with Laws	D-1-19
4.10. Company Permits	D-1-19
4.11. Litigation	D-1-19
4.12. Material Contracts	D-1-20
4.13. Intellectual Property	D-1-21
4.14. Taxes and Returns	D-1-23
4.15. Real Property	D-1-24
4.16. Personal Property	D-1-24
4.17. Title to and Sufficiency of Assets	D-1-25
4.18. Employee Matters	D-1-25
4.19. Benefit Plans	D-1-26
4.20. Environmental Matters	D-1-28
4.21. Transactions with Related Persons	D-1-28
4.22. Insurance	D-1-29
4.23. Books and Records	D-1-29
4.24. Top Customers and Suppliers	D-1-29
4.25 Certain Business Practices	D-1-29
4.26. Healthcare Matters	D-1-30
4.27. Investment Company Act	D-1-31
4.28. Finders and Brokers	D-1-31
4.29. Information Supplied	D-1-31
4.30. No Other Representations	D-1-31

V. COVENANTS	D-1-31
5.1. Access and Information	D-1-31
5.2. Conduct of Business of the Company	D-1-32
5.3. Conduct of Business of the Purchaser	D-1-34
5.4. Annual and Interim Financial Statements	D-1-36
5.5. Purchaser Public Filings	D-1-36
5.6. No Solicitation	D-1-36
5.7. No Trading	D-1-37
5.8. Notification of Certain Matters	D-1-37
5.9. Efforts	D-1-37
5.10. Tax Matters	D-1-39
5.11. Further Assurances	D-1-39
5.12. The Registration Statement	D-1-39
5.13. Company Stockholder Meeting	D-1-40
5.14. Public Announcements	D-1-40
5.15. Confidential Information	D-1-41
5.16. Documents and Information	D-1-42
5.17. Post-Closing Board of Directors and Executive Officers	D-1-42
5.18. Indemnification of Officers and Directors; Tail Insurance	D-1-43
Annex D-1-ii

Annex D-1 Page No.
5.19. Trust Account Proceeds	D-1-43
5.20. Alternative Equity Investments	D-1-43
5.21. Due Diligence Period	D-1-43
VI. CLOSING CONDITIONS	D-1-44
6.1. Conditions of Each Party’s Obligations	D-1-44
6.2. Conditions to Obligations of the Company	D-1-45
6.3. Conditions to Obligations of the Purchaser	D-1-46
6.4. Frustration of Conditions	D-1-47

VII. TERMINATION AND EXPENSES	D-1-47
7.1. Termination	D-1-47
7.2. Effect of Termination	D-1-48
7.3. Fees and Expenses	D-1-48

VIII. WAIVERS AND RELEASES	D-1-49
8.1. Waiver of Claims Against Trust	D-1-49

IX. MISCELLANEOUS	D-1-49
9.1. Notices	D-1-49
9.2. Binding Effect; Assignment	D-1-51
9.3. Third Parties	D-1-51
9.4. Arbitration	D-1-51
9.5. Governing Law; Jurisdiction	D-1-51
9.6. WAIVER OF JURY TRIAL	D-1-52
9.7. Specific Performance	D-1-52
9.8. Severability	D-1-52
9.9. Amendment	D-1-52
9.10. Waiver	D-1-52
9.11. Entire Agreement	D-1-52
9.12. Interpretation	D-1-53
9.13. Counterparts	D-1-53
9.14. Purchaser Representative	D-1-53
9.15. Seller Representative	D-1-54
9.16. Non-Survival of Representations, Warranties	D-1-56
9.17. Legal Representation	D-1-56

X. DEFINITIONS	D-1-57
10.1. Certain Definitions	D-1-57
10.2. Section References	D-1-65

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Form of Voting Agreement
Exhibit B	Form of Lock-Up Agreement

Annex D-1-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of February 2, 2022 by and among (i) Edoc Acquisition Corp., a Cayman Islands exempted company (together with its successors, including after the Conversion (as defined below), the “Purchaser”), (ii) EDOC Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub” and, collectively with Purchaser, the “Purchaser Parties”), (iii) American Physicians LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of the Purchaser (other than the Company Security Holders (as defined below) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (iv) Allan Camaisa, in the capacity as the representative from and after the Effective Time for the Company Stockholders (as defined below) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Seller Representative”), and (v) Calidi Biotherapeutics, Inc., a Nevada corporation (the “Company”). The Purchaser Parties, the Purchaser Representative, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

A.        The Company, directly and indirectly through its subsidiaries, develops and uses proprietary technology to effectively deliver oncolytic viruses for targeted therapy against difficult-to-treat cancers;

B.        The Purchaser owns all of the issued and outstanding capital stock of Merger Sub, which was formed for the sole purpose of the Merger (as defined below);

C.        Prior to the consummation of the Merger (as defined below), the Purchaser shall continue out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation pursuant to Cayman Islands Companies Act (As Revised) (the “Companies Act”) and the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”);

D.        The Parties intend to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the “Merger”), as a result of which (i) all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Company Stockholder to receive its Pro Rata Share (as defined herein) of the Stockholder Merger Consideration (as defined herein), and (ii) the Company Options (as defined herein) shall be assumed (with equitable adjustments to the number and exercise price of such assumed Company Options) by Purchaser with the result that the Company Options shall be replaced with Assumed Options (as defined herein) and exercisable into shares of Purchaser Common Stock, all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL;

E.        The boards of directors of the Company, the Purchaser and Merger Sub have each (i) determined that the Merger (preceded by the Conversion) is fair, advisable and in the best interests of their respective companies and stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Conversion and the Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Conversion and the Merger;

F.        The Purchaser has received voting and support agreements in the form attached as Exhibit A hereto (collectively, the “Voting Agreements”) signed by the Company and the holders of Company Stock (as defined herein) sufficient to approve the Merger and the other transactions contemplated by this Agreement (including any separate class or series votes of Company Preferred Stock (as defined herein));

G.        Simultaneously with the execution and delivery of this Agreement, the Significant Company Holders have each entered into a Lock-Up Agreement with Purchaser and the Purchaser Representative, the form of which is attached as Exhibit B hereto (each, a “Lock-Up Agreement”), which Lock-Up Agreements will become effective as of the Closing;

Annex D-1-1

H.        Simultaneously with the execution and delivery of this Agreement, the Purchaser shall enter into subscription agreements with investors to purchase shares of Purchaser in connection with a private equity investment in Purchaser for aggregate gross proceeds to the Purchaser of up to Twenty Five Million Dollars ($25,000,000) (the “PIPE Investment”) to be consummated simultaneously with the Closing;

J.        The Parties intend that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (as defined herein); and

K.        Certain capitalized terms used herein are defined in Article X hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I
MERGER

1.1              Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the NRS, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to the Company for periods after the Effective Time shall include the Surviving Corporation).

1.2              Effective Time. Subject to and upon the terms and conditions of this Agreement, the Parties hereto shall cause the Merger to be consummated by filing the Articles of Merger for the merger of Merger Sub with and into the Company in form and substance reasonably acceptable to the Company and Purchaser (the “Articles of Merger”) with the Secretary of State of the State of Nevada in accordance with the applicable provisions of the NRS on the Closing Date (the time of such filing, or such later time as may be specified in the Articles of Merger, being the “Effective Time”).

1.3              Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the NRS. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

1.4              Tax Treatment. For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.5              Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the Certificate of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the Certificate of Incorporation and Bylaws of the Surviving Corporation, except for the name of the Surviving Corporation in such Certificate of Incorporation and Bylaws shall be amended to be “Calidi Biotherapeutics, Inc.”.

1.6              Directors and Officers of the Surviving Corporation. At the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the board of directors and executive officers of the Purchaser, after giving effect to Section 5.17, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

1.7              Pre-Closing Company Preferred Stock Exchange. On or prior to the Closing Date, the holders of outstanding Company Preferred Stock shall either exchange or convert all of their issued and outstanding shares of Company Preferred Stock for shares of Company Common Stock at the applicable conversion ratio (including any accrued or declared but unpaid dividends) as set forth in the Company Charter (the “Company Preferred Stock Exchange”).

Annex D-1-2

1.8            Conversion of the Purchaser. Prior to the Effective Time, the Purchaser shall continue out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation pursuant to the Companies Act and the applicable provisions of the DGCL (the “Conversion”), and subject to the receipt of the approval of the shareholders of the Purchaser to the Conversion and its terms, the Purchaser shall adopt Delaware Organizational Documents in a form to be mutually agreed between Purchaser and the Company (the “Conversion Organizational Documents”), including providing that the name of the Purchaser shall be amended to be Calidi Biotherapeutics, Inc. In connection with the Conversion, all of the issued and outstanding Purchaser Securities shall remain outstanding and become substantially identical securities of the Purchaser as a Delaware corporation.

1.9            Merger Consideration. As consideration for the Merger, the Company Security Holders collectively shall be entitled to receive from the Purchaser, in the aggregate, a number of Purchaser Securities with an aggregate value equal to Four Hundred Million U.S. Dollars ($400,000,000) (as adjusted in accordance with Section 1.14 and Section 1.15), the “Merger Consideration”), with each Company Stockholder receiving for each share of Company Common Stock held (after giving effect to the Company Preferred Stock Exchange or otherwise treating shares of Company Preferred Stock on an as-converted to Company Common Stock basis, but excluding any Company Securities described in Section 1.10(b)) a number of shares of Purchaser Common Stock equal to (i) the Per Share Price, divided by (ii) 10 (the “Conversion Ratio”) (the total portion of the Merger Consideration amount payable to all Company Stockholders (but excluding holders of vested Company Options) in accordance with this Agreement is also referred to herein as the “Stockholder Merger Consideration”); provided, that the Merger Consideration otherwise payable to Company Stockholders after the Closing is subject to adjustment in accordance with Section 1.13. The holders of Company Options shall receive such number of Assumed Options as described in Section 1.10(d) with such terms and conditions as described in Section 1.10(d).

1.10            Effect of Merger on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub:

(a)         Company Stock. Subject to clause (b) below, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (after giving effect to the Company Preferred Stock Exchange) will automatically be cancelled and cease to exist in exchange for the right to receive the Stockholder Merger Consideration (as it may be adjusted after the Closing pursuant to Section 1.13), with each Company Stockholder being entitled to receive its Pro Rata Share of the Stockholder Merger Consideration, without interest, upon delivery of the Transmittal Documents in accordance with Section 1.11. All shares of Company Preferred Stock will be treated on an as-converted to Company Common Stock basis. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation (other than the rights set forth in Section 1.17 below).

(b)         Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any Company Securities that are owned by the Company as treasury shares or any Company Securities owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time, such Company Securities shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(c)         Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 1.17 and shall thereafter represent only the right to receive the applicable payments set forth in Section 1.17.

(d)         Company Options. Each outstanding Company Option (whether vested or unvested) shall be assumed by Purchaser and automatically converted into an option for shares of Purchaser Common Stock (each, an “Assumed Option”). Subject to the subsequent sentence, each Assumed Option will be subject to the terms and conditions set forth in the Company Equity Plan (except any references therein to the Company or Company Common Stock will instead mean the Purchaser and Purchaser Common Stock, respectively). Each Assumed Option shall: (i) have the right to acquire a number of shares of Purchaser Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Company Common Stock (with any Company Preferred Stock treated on an as-converted to Company Common Stock basis) which the Company Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Option (in U.S. Dollars), divided by (B) the Conversion Ratio; and (iii) be subject to the same vesting schedule as the applicable

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Company Option. The Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of shares of Purchaser Common Stock for delivery upon the exercise of such Assumed Option. From and after the Closing, the Company and the Purchaser shall not issue any new awards under the Company Equity Plan.

(e)         Other Company Convertible Securities. Any other Company Convertible Security other than a Company Option, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Stock.

1.11          Surrender of Company Securities and Disbursement of Merger Consideration.

(a)         Prior to the Effective Time, the Purchaser shall appoint its transfer agent, Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging the certificates representing Company Stock (“Company Certificates”). At or prior to the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Exchange Agent the Stockholder Merger Consideration. At or prior to the Effective Time, the Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Stockholder, a letter of transmittal for use in such exchange, in a form to be mutually agreed between Purchaser and the Company (a “Letter of Transmittal”) (which shall specify that the delivery of Company Certificates in respect of the Stockholder Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent (or a Lost Certificate Affidavit)) for use in such exchange.

(b)         Each Company Stockholder shall be entitled to receive its Pro Rata Share of the Stockholder Merger Consideration in respect of the Company Stock represented by its Company Certificate(s) (excluding any Company Securities described in Sections 1.10(b) or 1.10(c)), as soon as reasonably practicable after the Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Transmittal Documents”): (i) the Company Certificate(s) for its Company Stock (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal and (ii) such other documents as may be reasonably requested by the Exchange Agent or the Purchaser. Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Stockholder Merger Consideration attributable to such Company Certificate.

(c)         If any portion of the Stockholder Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the surrendered Company Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and, (iii) the recipient of such portion of the Stockholder Merger Consideration, the Person in whose name such portion of the Stockholder Merger Consideration is delivered or issued, shall have already executed and delivered, if a Significant Company Holder, counterparts to a Lock-Up Agreement, and such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or the Purchaser and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)          Notwithstanding anything to the contrary contained herein, in the event that any Company Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Company Certificate to the Exchange Agent, the Company Stockholder may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to the Purchaser (a “Lost Certificate Affidavit”), which at the reasonable discretion of the Purchaser may include a requirement that the owner of such lost, stolen or destroyed Company Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Purchaser or the Surviving Corporation with respect to the shares of Company Stock represented by the Company Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly delivered in accordance with this Section 1.11(d) shall be treated as a Company Certificate for all purposes of this Agreement.

(e)         After the Effective Time, there shall be no further registration of transfers of Company Stock. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, the Purchaser or the Exchange Agent, they shall be canceled and exchanged for the applicable portion of the Stockholder Merger

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Consideration provided for, and in accordance with the procedures set forth in this Section 1.11. No dividends or other distributions declared or made after the date of this Agreement with respect to Purchaser Common Stock with a record date after the Effective Time will be paid to the holders of any Company Certificates that have not yet been surrendered with respect to the Purchaser Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates shall surrender such certificates (or provide a Lost Certificate Affidavit), if applicable, and provide the other Transmittal Documents. Subject to applicable Law, following surrender of any such Company Certificates (or delivery of a Lost Certificate Affidavit), if applicable, and delivery of the other Transmittal Documents, Purchaser shall promptly deliver to the record holders thereof, without interest, the certificates representing the Purchaser Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Purchaser Common Stock.

(f)          All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities. Any portion of the Stockholder Merger Consideration made available to the Exchange Agent pursuant to Section 1.11(a) that remains unclaimed by Company Stockholders two (2) years after the Effective Time shall be returned to the Purchaser, upon demand, and any such Company Stockholder who has not exchanged its Company Stock for the applicable portion of the Stockholder Merger Consideration in accordance with this Section 1.11 prior to that time shall thereafter look only to the Purchaser for payment of the portion of the Stockholder Merger Consideration in respect of such shares of Company Stock without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of the Surviving Corporation, the Purchaser or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)         Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Purchaser Common Stock.

1.12          Effect of Transaction on Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.13          Closing Calculations. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement certified by the Company’s chief executive officer (the “Net Debt Calculation Statement”) setting forth a good faith calculation of the Company’s estimate of the Net Debt as of the Reference Time, and the resulting Merger Consideration and Per Share Price based on such estimate, in reasonable detail including the amount owed to each creditor of any of the Target Companies, and bank statements and other evidence reasonably necessary to confirm such calculations. Promptly upon delivering the Net Debt Calculation Statement to the Purchaser, if requested by the Purchaser, the Company will meet with the Purchaser to review and discuss the Net Debt Calculation Statement and the Company will consider in good faith the Purchaser’s comments to the Net Debt Calculation Statement and make any appropriate adjustments to the Net Debt Calculation Statement prior to the Closing, which adjusted Net Debt Calculation Statement, as mutually approved by the Company and the Purchaser both acting reasonably and in good faith, shall thereafter become the Net Debt Calculation Statement for all purposes of this Agreement. The Net Debt Calculation Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

1.14          Net Debt Adjustment.

(a)         The Merger Consideration shall be adjusted as follows to account for the Net Debt: (i) if the Net Debt is greater than the Net Debt Target, then the Merger Consideration shall be reduced at a rate of one share of Purchaser Common Stock for each increment of $10.00 that the Net Debt is greater than the Net Debt Target; (ii) if the Net Debt is less than the Net Debt Target, then the Merger Consideration shall be increased at a rate of one share of Purchaser Common Stock for each increment of $10.00 that the Net Debt is less than the Net Debt Target; provided

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that if in clauses (i) and (ii) above the absolute value of the adjustment to the Merger Consideration is less than $500,0000, then no adjustment will be made to either increase or decrease the Merger Consideration. Any adjustment to the Merger Consideration pursuant to this Section 1.14 shall be in whole shares of Purchaser Common Stock and no adjustment shall be made for any divergence that is in an increment less than $10.00. Until the Adjustment Amount is finally determined under Section 1.15 (the “Adjustment Amount Determination Date”), the Holdback Escrow Agent shall withhold 150,000 shares of Purchaser Common Stock plus one whole share of Purchaser Common Stock for each Company Stockholder (the “Adjustment Amount Holdback”).

(b)          At or prior to the Closing, the Purchaser Representative, the Seller Representative and Continental Stock Transfer & Trust Company] (or such other escrow agent mutually acceptable to the Purchaser and the Company), as escrow agent (the “Holdback Escrow Agent”), shall enter into an Escrow Agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to the Purchaser and the Company.

1.15          Merger Consideration Adjustment.

(a)         Within forty five (45) days after the Closing Date, the Purchaser’s Chief Financial Officer (the “CFO”) shall deliver to the Purchaser Representative and the Seller Representative a statement (the “Closing Statement”) setting forth (i) a consolidated balance sheet of the Target Companies as of the Reference Time and (ii) a good faith calculation of the Net Debt as of the Reference Time, and the resulting Merger Consideration. The Closing Statement shall be prepared, and the Net Debt and the resulting Merger Consideration and Stockholder Merger Consideration shall be determined in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

(b)         After delivery of the Closing Statement, each of the Seller Representative and the Purchaser Representative, and their respective Representatives on their behalves, shall be permitted reasonable access to the books, records, working papers, files, facilities and personnel of the Target Companies relating to the preparation of the Closing Statement. The Seller Representative and the Purchaser Representative, and their respective Representatives on their behalves, may make inquiries of the CFO and related Purchaser and Target Company personnel and advisors regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and Purchaser and the Company shall provide reasonable cooperation in connection therewith. If either the Seller Representative or the Purchaser Representative (each, a “Representative Party”) has any objections to the Closing Statement, such Representative Party shall deliver to the CFO and the other Representative Party a statement setting forth its objections thereto (in reasonable detail) (an “Objection Statement”). If an Objection Statement is not delivered by a Representative Party within thirty (30) days following the date of delivery of the Closing Statement, then such Representative Party will have waived its right to contest the Closing Statement, all determinations and calculations set forth therein, and the resulting Merger Consideration set forth therein. If an Objection Statement is delivered within such thirty (30) day period, then the Seller Representative and the Purchaser Representative shall negotiate in good faith to resolve any such objections for a period of twenty (20) days thereafter. If the Seller Representative and the Purchaser Representative do not reach a final resolution within such twenty (20) day period, then upon the written request of either Representative Party (the date of receipt of such notice by the other Party, the “Independent Expert Notice Date”), the Representative Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 1.15(c). For purposes hereof, the “Independent Expert” shall mean a mutually acceptable independent (i.e., no prior material business relationship with any party for the prior two (2) years) accounting firm appointed by the Purchaser Representative and the Seller Representative, which appointment will be made no later than ten (10) days after the Independent Expert Notice Date); provided, that if the Independent Expert does not accept its appointment or if the Purchaser Representative and the Seller Representative cannot agree on the Independent Expert, in either case within twenty (20) days after the Independent Expert Notice Date, either Representative Party may require, by written notice to the other Representative Party, that the Independent Expert be selected by the New York City Regional Office of the AAA in accordance with the AAA’s procedures. The parties agree that the Independent Expert will be deemed to be independent even though a Party or its Affiliates may, in the future, designate the Independent Expert to resolve disputes of the types described in this Section 1.15. The Parties acknowledge that any information provided pursuant to this Section 1.15 will be subject to the confidentiality obligations of Section 5.15.

(c)          If a dispute with respect to the Closing Statement is submitted in accordance with this Section 1.15 to the Independent Expert for final resolution, the Parties will follow the procedures set forth in this Section 1.15(c). Each of the Seller Representative and the Purchaser Representative agrees to execute, if requested by

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the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert will be borne by the Purchaser. Except as provided in the preceding sentence, all other costs and expenses incurred by the Seller Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Company Stockholders, and all other costs and expenses incurred by the Purchaser Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Purchaser. The Independent Expert will determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Expert will be based solely on presentations with respect to such disputed items by the Purchaser Representative and the Seller Representative to the Independent Expert and not on the Independent Expert’s independent review; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Expert by a Representative Party in connection with such presentations and any materials delivered to the Independent Expert in response to requests by the Independent Expert. Each of the Seller Representative and the Purchaser Representative will use their reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Representative Party will be entitled, as part of its presentation, to respond to the presentation of the other Representative Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this this Section 1.15. It is the intent of the parties hereto that the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). The Seller Representative and the Purchaser Representative will request that the Independent Expert’s determination be made within forty-five (45) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the Purchaser Representative and the Seller Representative and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).

(d)         For purposes hereof, the term “Adjustment Amount” shall mean (x) the Merger Consideration as finally determined in accordance with this Section 1.13, less (y) the Merger Consideration that was issued at the Closing (including the portions attributable to the Assumed Options) pursuant to the Estimated Closing Statement.

(i)          If the Adjustment Amount is a positive number, then Purchaser shall, within ten (10) Business Days after such final determination of the Merger Consideration, issue to the Company Stockholders an additional number of shares of Purchaser Common Stock equal to (x) the Adjustment Amount, divided by (y) 10, with each Company Stockholder receiving its Pro Rata Share of such additional shares of Purchaser Common Stock and Seller Representative and Purchaser Representative shall provide joint written instructions to the Holdback Escrow Agent to release the Adjustment Amount Holdback to the Company Stockholders. Such additional shares of Purchaser Common Stock shall be considered additional Merger Consideration under this Agreement and, with respect to Significant Company Holders, “Restricted Securities” under the Lock-Up Agreements.

(ii)         If the Adjustment Amount is a negative number, then the Seller Representative and the Purchaser Representative shall provide joint written instructions to the Holdback Escrow Agent to deliver to Purchaser a number of shares of Purchaser Common Stock with a value equal to the absolute value of the Adjustment Amount (with each share of Purchaser Common Stock valued at $10.00) up to a maximum number of shares constituting the Adjustment Amount Holdback. Purchaser will promptly cancel any shares of Purchaser Common Stock delivered to it by the Exchange Agent promptly after its receipt thereof and the Purchaser shall not have any further rights to receive additional shares of Purchaser Common Stock from the Company Stockholders.

1.16          Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.17          Appraisal and Dissenter’s Rights. No Company Stockholder who has validly exercised its appraisal rights pursuant to Section 92A.380 of the NRS (a “Dissenting Stockholder”) with respect to its Company Stock (such shares, “Dissenting Shares”) shall be entitled to receive any portion of the Stockholder Merger Consideration with

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respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the NRS. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 92A.380 of the NRS with respect to the Dissenting Shares owned by such Dissenting Stockholder. The Company shall give the Purchaser and the Purchaser Representative (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the NRS. The Company shall not, except with the prior written consent of the Purchaser and the Purchaser Representative, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding anything to the contrary contained in this Agreement, for all purposes of this Agreement, the Stockholder Merger Consideration shall be reduced by the Pro Rata Share of any Dissenting Stockholders attributable to any Dissenting Shares and the Dissenting Stockholders shall have no rights to any portion of the Stockholder Merger Consideration with respect to any Dissenting Shares.

Article II
CLOSING

2.1              Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VI, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically, through the exchange of documents via electronic mail or facsimile, on a date and at a time to be agreed upon by Purchaser and the Company, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

Article III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

Except as set forth in (i) the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, each of the Purchaser Parties represent and warrant to the Company, as of the date hereof and as of the Closing, as follows:

3.1              Organization and Standing. The Purchaser is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Merger Sub is a company duly incorporated, validly existing and in good standing under the Laws of the State of Nevada. Each of the Purchaser Parties has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser Parties are each duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. The Purchaser has heretofore made available to the Company accurate and complete copies of each of the Purchaser Parties’ Organizational Documents, as currently in effect. Neither of the Purchaser Parties is in violation of any provision of its Organizational Documents in any material respect.

3.2              Authorization; Binding Agreement. Each of the Purchaser Parties has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Shareholder Approval. Purchaser, as the sole stockholder of Merger Sub, has authorized, or will authorize immediately after the execution of this Agreement, the execution, delivery and performance of this Agreement and the Ancillary Documents by and on behalf of Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of each of the Purchaser Parties, and (b) other than the Required Purchaser Shareholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Purchaser Parties is necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser Parties are a party shall be when delivered, duly and validly executed and delivered by the Purchaser Parties and, assuming the due

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authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser Parties, enforceable against each of the Purchaser Parties in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

3.3              Governmental Approvals. Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority, on the part of each of the Purchaser Parties is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser Parties of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Purchaser Parties.

3.4              Non-Contravention. Except as otherwise described in Schedule 3.4, the execution and delivery by the Purchaser Parties of this Agreement and each Ancillary Document to which each is a party, the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby, and compliance by the Purchaser Parties with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of each of the Purchaser Parties’ Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to each of the Purchaser Parties or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser Parties under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser Parties under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on either of the Purchaser Parties.

3.5              Capitalization.

(a)           Purchaser is authorized to issue (i) 550,000,000 Purchaser Ordinary Shares, consisting of (A) 500,000,000 Purchaser Class A Ordinary Shares and (B) 50,000,000 Purchaser Class B Ordinary Shares and (ii) 5,000,000 Purchaser Preference Shares. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 3.5(a). As of the date of this Agreement, there are no issued or outstanding Purchaser Preference Shares. All outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Companies Act, Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding Purchaser Securities has been issued in violation of any applicable securities Laws.

(b)           As of the date of this Agreement, and immediately prior to the Effective Time, Merger Sub is authorized to issue 1,000shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by the Purchaser and Merger Sub has no other authorized, issued or outstanding shares of capital stock. All of the issued and outstanding shares of Merger Sub Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable. No Person other than Purchaser has any rights with respect to such equity securities of Merger Sub and no such rights will arise by virtue of or in connection with the Merger and the other transactions contemplated by this Agreement. Prior to giving

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effect to the transactions contemplated by this Agreement, other than Merger Sub, Purchaser does not have any Subsidiaries or own any equity interests in any other Person.

(c)           Except as set forth in Schedule 3.5(a) or Schedule 3.5(c) there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of Purchaser or Merger Sub or (B) obligating Purchaser or Merger Sub to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser or Merger Sub to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser or Merger Sub to repurchase, redeem or otherwise acquire any shares of Purchaser or Merger Sub or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c), there are no shareholders agreements, voting trusts or other agreements or understandings to which Purchaser or Merger Sub is a party with respect to the voting of any shares of Purchaser or Merger Sub.

(d)           All Indebtedness of Purchaser and Merger Sub as of the date of this Agreement is disclosed on Schedule 3.5(d). No Indebtedness of Purchaser or Merger Sub contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Purchaser or Merger Sub or (iii) the ability of Purchaser or Merger Sub to grant any Lien on its properties or assets.

(e)           Since the date of formation of Purchaser and Merger Sub, and except as contemplated by this Agreement, neither Purchaser nor Merger Sub has declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and each of its board of directors has not authorized any of the foregoing.

3.6              SEC Filings and Purchaser Financials.

(a)           The Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). Except for any changes (including any required revisions to or restatements of the SPAC Financials (defined below) or the SEC Reports) to (A) the Purchaser’s historical accounting of the Purchaser Warrants as equity rather than as liabilities that may be required as a result of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies that was issued by the SEC on April 12, 2021, and related guidance by the SEC or (B) the Purchaser’s accounting or classification of Purchaser’s outstanding redeemable shares as temporary, as opposed to permanent, equity that may be required as a result of related statements by the SEC staff or recommendations or requirements of the Purchaser’s auditors (clauses (A) and (B), collectively, “SEC SPAC Accounting Changes”), the SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration

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statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A the Purchaser Class A Ordinary Shares, the Purchaser Public Warrants and the Purchaser Rights are listed on Nasdaq, (B) the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq and (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.

(b)           Except for the SEC SPAC Accounting Changes, the financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c)           Except for the SEC SPAC Accounting Changes or as and to the extent reflected or reserved against in the Purchaser Financials, the Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Purchaser’s formation in the ordinary course of business.

(d)           Except for the SEC SPAC Accounting Changes, Purchaser has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Purchaser is made known to Purchaser’s principal executive officer and its principal financial and accounting officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Purchaser’s principal executive officer and principal financial and accounting officer to material information required to be included in Purchaser’s periodic reports required under the Exchange Act.

(e)           Except for the SEC SPAC Accounting Changes, Purchaser has established and maintained a system of internal controls sufficient to provide reasonable assurance regarding the reliability of Purchaser’s financial reporting and the preparation of the Purchaser’s financial statements for external purposes in accordance with GAAP.

(f)             Purchaser has prior to the date hereof furnished to the Company complete and correct copies of all material amendments and modifications that have not been filed by Purchaser with the SEC to all agreements, documents and other instruments that previously had been filed by Purchaser with the SEC and are currently in effect.

3.7              Absence of Certain Changes. As of the date of this Agreement, except as set forth in Schedule 3.7, the Purchaser has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities, (b) since December 31, 2020, not been subject to a Material Adverse Effect on the Purchaser, and (c) since September 30, 2021 not taken any action or committed or agreed to take any action that would be prohibited by Section 5.3.

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3.8              Compliance with Laws. Each of the Purchaser Parties is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on it, and neither of the Purchaser Parties has received written notice alleging any violation of applicable Law in any material respect by either of the Purchaser Parties.

3.9              Actions; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened material Action to which the Purchaser is subject which would reasonably be expected to have a Material Adverse Effect on the Purchaser. There is no material Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.10            Taxes and Returns.

(a)           Each of the Purchaser Parties has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 3.10(a) sets forth each jurisdiction where the Purchaser Parties file or are required to file a Tax Return. Each of the Purchaser Parties has complied in all material respect with all applicable Laws relating to Taxes. There are no audits, examinations, investigations or other proceedings pending against the Purchaser Parties in respect of any Tax, and neither of the Purchaser Parties has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser Parties’ assets, other than Permitted Liens. Neither of the Purchaser Parties has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser Parties for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b)           Since the date of its formation, neither of the Purchaser Parties has (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

(c)           There is no Action currently pending or threatened against either of the Purchaser Parties by a Governmental Authority in a jurisdiction where it does not file Tax Returns that it is or may be subject to taxation by that jurisdiction or that it is or may be required to file Tax Returns in such jurisdiction.

(d)            Each of the Purchaser Parties has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(e)           Neither of the Purchaser Parties has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury regulation section 1.6011-4.

(f)            Neither of the Purchaser Parties has any Liability for the Taxes of another Person (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes). Neither of the Purchaser Parties is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on it with respect to any period following the Closing.

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(g)            Neither of the Purchaser Parties has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(h)            Neither of the Purchaser Parties is aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a transaction described in Section 368 of the Code.

3.11            Employees and Employee Benefit Plans. Neither of the Purchaser Parties (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

3.12            Properties. Neither of the Purchaser Parties own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser Parties do not own or lease any material real property or material Personal Property.

3.13            Material Contracts.

(a)           Except as set forth on Schedule 3.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $75,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser to engage in business as currently conducted by it or compete with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b)           With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.

3.14            Transactions with Affiliates. Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.

3.15            Merger Sub Activities. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

3.16            Investment Company Act. The Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.17            Finders and Brokers. Except as set forth on Schedule 3.17, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

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3.18            Ownership of Stockholder Merger Consideration. All shares of Purchaser Common Stock to be issued and delivered to the Company Stockholders as Stockholder Merger Consideration in accordance with Article I shall be, upon issuance and delivery of such Purchaser Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement, and any Liens incurred by any Company Stockholder, and the issuance and sale of such Purchaser Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

3.19            Purchaser Parties Activities. Since its formation Purchaser has not engaged in any activities other than activities relating to the pursuit of a Business Combination and related financing activities and its reporting obligations with the SEC and Nasdaq and Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, neither Purchaser Party do not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than Purchaser’s 100% ownership of Merger Sub) and Merger Sub has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the Merger and the other transactions contemplated by this Agreement, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not a party to or bound by any Contract.

3.20            Certain Business Practices.

(a)           Neither of the Purchaser Parties, nor any Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of each of the Purchaser Parties, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser Parties or assist it in connection with any actual or proposed transaction.

(b)           The operations of the Purchaser Parties are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser Parties with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c)           None of the Purchaser Parties or any of its respective directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser Parties is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and neither of the Purchaser Parties has directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.21            Insurance. Schedule 3.21 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by each of the Purchaser Parties relating to it or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and each of the Purchaser Parties is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by either of the Purchaser Parties. Each of the Purchaser Parties has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Purchaser

3.22            Purchaser Trust Account. As of the Effective Date, the Trust Account has a balance of no less than $92,459,548 Such monies are invested solely in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, and held in trust pursuant to the Trust Agreement. The Trust

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Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate agreements, side letters or other agreements that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect and/or that would entitle any Person to any portion of the proceeds in the Trust Account other than as provided therein. Except as provided in the Trust Agreement or as specified in the IPO Prospectus, prior to the Closing, none of the funds held in the Trust Account may be released.

3.23            No Other Representations. Except for the representations and warranties expressly made by the Purchaser Parties in this Article III (as modified by the Purchaser Disclosure Schedules) or as expressly set forth in an Ancillary Document, none of the Purchaser Parties nor any other Person on any of their behalves makes any express or implied representation or warranty with respect to any of the Purchaser Parties, the Purchaser Representative, the Purchaser Securities, the business of the Purchaser Parties, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Purchaser Parties hereby expressly disclaim any other representations or warranties, whether implied or made by the Purchaser Parties or any of their respective Representatives. Except for the representations and warranties expressly made by the Purchaser Parties in this Article III (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, the Purchaser Parties hereby expressly disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company, the Seller Representative or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company, the Seller Representative or any of their respective Representatives by any Representative of the Purchaser Parties), including any representations or warranties regarding the probable success or profitability of the businesses of the Purchaser Parties.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules to be delivered by the Company to the Purchaser on or before February 8, 2022, (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to the Purchaser, as of the date of the Company Disclosure Schedules and as of the Closing, as follows:

4.1              Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the NRS and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 4.1 lists all jurisdictions in which any Target Company is qualified to conduct business and all names other than its legal name under which any Target Company does business. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respects.

4.2              Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the NRS, any other applicable Law or any Contract to which the Company or any of its shareholders is a party or by which it or its securities are bound and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly

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and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the NRS, (iii) directed that this Agreement be submitted to the Company’s stockholders for adoption and (iv) resolved to recommend that the Company stockholders adopt this Agreement. The Voting Agreements delivered by the Company include holders of Company Stock representing at least the Required Company Stockholder Approval, and such Voting Agreements are in full force and effect.

4.3              Capitalization.

(a)           As of December 31, 2021, the Company is authorized to issue (i) 60,000,000 shares of Company Common Stock, 20,059,108 of which shares are issued and outstanding, and (ii) 40,000,000 shares of Company Preferred Stock, 16,856,425 of which shares are issued and outstanding. With respect to the Company Preferred Stock, the Company has designated, (A) 10,500,000 Founder Preferred Stock and (B) 9,000,000 Series A Preferred Stock which may be issued in one or more series, and (C) 200,000,000 as Series B Preferred Stock. Schedule 4.3(a) set forth the Company’s authorized and issued shares as of the of this Agreement. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Company Stock and other equity interests of the Company are set forth on Schedule 4.3(a), along with the beneficial and record owners thereof, all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Company Charter. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the NRS, any other applicable Law, the Company Charter or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws. The rights, privileges and preferences of the Company Preferred Stock are as stated in the Company Charter and as provided by the NRS.

(b)           The Company has reserved 25,000,000 shares of Company Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to the Company Equity Plan, which was duly adopted by the Company’s board of directors and approved by the Company’s stockholders. Of such shares of Company Common Stock reserved for issuance under the Company Equity Plan, (x) 21,986,333 of such shares are reserved for issuance upon exercise of currently outstanding Company Options, (y) 100,000 of such shares are currently issued and outstanding that were issued upon exercise of Company Options previously granted under the Company Equity Plan, and (z) 3,013,667 shares remain available for future awards permitted under the Company Equity Plan. The Company has furnished to the Purchaser complete and accurate copies of the Company Equity Plan and forms of agreements used thereunder. Schedule 4.3(b) sets forth the beneficial and record owners of all outstanding Company Options (including the grant date, number and type of shares issuable thereunder, the exercise price, the expiration date and any vesting schedule). Other than as set forth on Schedule 4.3(b), there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 4.3(b), there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company Charter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

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(c)           Each Company Option intended to qualify as an “incentive stock option” under the Code so qualifies. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, and: (i) the stock option agreement governing such grant was duly executed and delivered by each party thereto; (ii) each such grant was made in accordance with the terms of the Company Equity Plan and all other applicable Laws; (iii) the per share exercise price of each Company Option was equal or greater than the fair market value of a share of Company Common Stock on the applicable grant date; and (iv) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.

(d)           Except as disclosed in the Company Financials, since January 1, 2020, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

4.4              Subsidiaries. Schedule 4.4 sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Company or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 4.4, the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.5              Governmental Approvals. Except as otherwise described in Schedule 4.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement or (b) pursuant to Antitrust Laws and (c) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the Company or materially impair the ability of the Company on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder.

4.6              Non-Contravention. Except as otherwise described in Schedule 4.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a

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right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not, individually or in the aggregate, reasonably be expected to be material to any Target Company or materially impair the ability of the Company on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder.

4.7              Financial Statements.

(a)           As used herein, the term “Company Financials” means the (i) audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2020 and December 31, 2019, and the related consolidated audited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards (the “Audited Company Financials”), and (ii) the consolidated financial statements of the Target Companies, consisting of the consolidated balance sheet of the Target Companies as of September 30, 2021 (the “Interim Balance Sheet Date”), and the related unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the nine months then ended and (iii) once available, the audited financial statements prepared pursuant to Section 5.4(b). True and correct copies of the Company Financials have been provided to the Purchaser. The Company Financials (i) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), (iii) to the Company’s Knowledge, comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iv) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b)           Each Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. Other than the material weaknesses in the Company’s internal controls over financial reporting identified by the Company’s auditors in connection with the audit of the Company’s Audited Financial Statements, since January 1, 2019, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

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(c)           The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 4.7(c), which schedule sets forth the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Schedule 4.7(c), no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(d)           Except as set forth on Schedule 4.7(d), no Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e)           All financial projections with respect to the Target Companies that were delivered by or on behalf of the Company to the Purchaser or its Representatives were prepared in good faith using assumptions that the Company believes to be reasonable.

4.8              Absence of Certain Changes. Except as set forth on Schedule 4.8, since December 31, 2020, each Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) (without giving effect to Schedule 5.2) if such action were taken on or after the date hereof without the consent of the Purchaser.

4.9              Compliance with Laws. Except as described on Schedule 4.9, no Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any Target Company received, since January 1, 2017, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.10            Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 4.10. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. No Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any Company Permit.

4.11            Litigation. Except as described on Schedule 4.11, there is no (a) Actions of any nature currently pending or, to the Company’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought or, to the Company’s Knowledge, threatened in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority since January 1, 2016, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 4.11, if finally determined adversely to the Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon any Target Company. Since January 1, 2016, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

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4.12            Material Contracts.

(a)           Schedule 4.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 4.12(a), a “Company Material Contract”) that:

(i)          contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii)         involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii)        involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv)        evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $350,000;

(v)         involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $350,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi)        relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii)       by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $350,000 per year or $700,000 in the aggregate;

(viii)      is with any Top Customer or Top Supplier;

(ix)        obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $350,000;

(x)         is between any Target Company and any directors, officers or employees of a Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi)        obligates the Target Companies to make any capital commitment or expenditure in excess of $500,000 (including pursuant to any joint venture);

(xii)       relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations in excess of $350,000 (other than customary confidentiality obligations);

(xiii)      provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xiv)      relates to the development, ownership, licensing or use of any Intellectual Property by, to or from any Target Company, other than Off-the-Shelf Software; or

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(xv)       that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b)           Except as disclosed in Schedule 4.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all material respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) no Target Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any rights under any such Company Material Contract.

4.13            Intellectual Property.

(a)           Schedule 4.13(a)(i) sets forth: (i) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications owned or licensed by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by a Target Company. Schedule 4.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $20,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from a Target Company, if any. Each Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Target Company, and previously used or licensed by such Target Company, except for the Intellectual Property that is the subject of the Company IP Licenses. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor. Except as set forth on Schedule 4.13(a)(iii), all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and such Target Company has recorded assignments of all material Company Registered IP.

(b)           Each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company, except where the failure to have the same would not, individually or in the aggregate, reasonably be expected to be material to the Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Companies as presently conducted. Each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is

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not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any Target Company are valid, in force and in good standing with all required fees and maintenance fees having been paid with no Actions pending, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. No Target Company is party to any Contract that requires a Target Company to assign to any Person all of its rights in any Intellectual Property developed by a Target Company under such Contract.

(c)           Schedule 4.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property licensed, (ii) the licensee under such Outbound IP License, and (iii) any royalties, license fees or other compensation due to a Target Company, if any. Each Target Company has performed all obligations imposed on it in the Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d)            With the exception of the ongoing filing or prosecution of any applications to register any Patents, Trademarks, or Copyrights with the applicable Government Authorities, no Action is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned, licensed, used or held for use by the Target Companies, nor, to the Knowledge of the Company, is there any reasonable basis for any such Action. No Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a Target Company. No Target Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Target Company (“Company IP”) in any material respect.

(e)           All employees and independent contractors of a Target Company have assigned to the Target Companies all Intellectual Property arising from the services performed for a Target Company by such Persons and all such assignments of Company Registered IP have been recorded. No current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. The Company has made available to the Purchaser true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to a Target Company. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP.

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(f)            To the Knowledge of the Company, no Person has obtained unauthorized access to third party information and data (including personally identifiable information) in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Company. Each Target Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g)           The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Company, or (ii) any Company IP License. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

4.14            Taxes and Returns.

(a)           Each Target Company has or will have timely filed, or caused to be timely filed, all federal, state, local and foreign Tax Returns required by Law to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required by Law to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established. Each Target Company has complied with all applicable Laws relating to Taxes.

(b)           There is no Action currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)           To the Knowledge of the Company, no Target Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d)           There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e)           Each Target Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f)            No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g)           No Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h)           No Target Company has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

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(i)            No Target Company has any Liability or potential Liability for the Taxes of another Person (other than another Target Company) that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period following the Closing Date.

(j)            No Target Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k)           No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(l)            To the Knowledge of the Company, there is no fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15            Real Property. Schedule 4.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”). The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. Subject to the Enforceability Exceptions, the Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

4.16            Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than Two Hundred Thousand Dollars ($200,000) is set forth on Schedule 4.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 4.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Company. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full

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force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received notice of any such condition.

4.17            Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of the Interim Balance Sheet Date included in the Company Financials and (d) Liens set forth on Schedule 4.17. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted and presently proposed to be conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted and as presently proposed to be conducted.

4.18            Employee Matters.

(a)           Except as set forth in Schedule 4.18(a), no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 4.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. No current officer or employee of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company.

(b)           Except as set forth in Schedule 4.18(b), each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c)           Schedule 4.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Target Companies showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)), (ii) any bonus, commission or other remuneration other than salary paid during the fiscal year ended December 31, 2021, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2022. Except as set forth on Schedule 4.18(c), (A) no employee is a party to a written employment Contract with a Target Company and each is employed “at will”, and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target

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Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c), each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Company.

(d)           Schedule 4.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 4.18(d), all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Schedule 4.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to the Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

4.19            Benefit Plans.

(a)         Set forth on Schedule 4.19(a) is a true and complete list of each Benefit Plan of a Target Company (each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. No Target Company is or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does any Target Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA. No statement, either written or oral, has been made by any Target Company to any Person with regard to any Company Benefit Plan that was not in accordance with the Company Benefit Plan in any material respect.

(b)         Each Company Benefit Plan is and has been operated at all times in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Target Companies have requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. No fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c)         With respect to each Company Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of a Target Company, the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan texts and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material communications with any Governmental Authority.

(d)         With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions

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effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.

(e)         No Company Benefit Plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and no Target Company has incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is expected to cause such Liability to be incurred. No Company Benefit Plan will become a multiple employer plan with respect to any Target Company immediately after the Closing Date. No Target Company currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f)          There is no arrangement under any Company Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Target Companies and no arrangement exists pursuant to which a Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g)         With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of a Target Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Each Target Company has complied with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

(h)         The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code. No Target Company has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(i)          Except to the extent required by Section 4980B of the Code or similar state Law, no Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(j)          All Company Benefit Plans can be terminated at any time as of or after the Closing Date without resulting in any Liability to the Surviving Corporation or Purchaser or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities.

(k)         Each Company Benefit Plan that is subject to Section 409A of the Code (each, a “Section 409A Plan”) as of the Closing Date is indicated as such on Schedule 4.19(k). No Company Options or other equity-based awards have been issued or granted by the Company that are, or are subject to, a Section 409A Plan. Each Section 409A Plan has been administered in compliance, and is in documentary compliance, with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder. No Target Company has any obligation to any employee or other service provider with respect to any Section 409A Plan that may be subject to any Tax under Section 409A of the Code. No payment to be made under any Section 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Section 409A(a)(1) of the Code. There is no Contract or plan to which any Target Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid pursuant to Section 409A of the Code.

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4.20            Environmental Matters. Except as set forth in Schedule 4.20:

(a)          Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b)           No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c)           No Action has been made or is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d)          No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.

(e)           There is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or, to the Company’s Knowledge, previously owned, operated, or leased property of a Target Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f)            To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g)           The Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company.

4.21            Transactions with Related Persons. Except as set forth on Schedule 4.21, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. The assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person.

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4.22            Insurance.

(a)          Schedule 4.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Target Company has any self-insurance or co-insurance programs. In the past five (5) years, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b)           Schedule 4.22(b) identifies each individual insurance claim in excess of $100,000 made by a Target Company in the past five (5) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

4.23            Books and Records. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws.

4.24             Top Customers and Suppliers. Schedule 4.24, lists, by dollar volume received or paid, as applicable, for each of the twelve (12) months ended on December 31, 2020 and December 31, 2021, the ten (10) largest customers of the Target Companies (the “Top Customers”) and the ten largest suppliers of goods or services to the Target Companies (the “Top Suppliers”), along with the amounts of such dollar volumes. The relationships of each Target Company with such suppliers and customers are good commercial working relationships and (i) no Top Supplier or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer, and (v) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Target Company with any Top Supplier or Top Customer.

4.25            Certain Business Practices.

(a)           No Target Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. No Target Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b)           The operations of each Target Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

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(c)           No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

4.26            Healthcare Matters.

(a)           Except as set forth on Schedule 4.26, the analytical and clinical validation studies conducted by or on behalf of or sponsored by the Company, or in which the Company has participated and are intended to be submitted to Healthcare Regulatory Authorities as a basis for product approval or clearance, were and, if still pending, are being conducted by the Company or, to the Knowledge of the Company, on behalf of the Company in all material respects in accordance with the applicable trial protocols and all applicable statutes, rules and regulations of the United States Food and Drug Administration (the “FDA”) and comparable drug regulatory agencies outside of the United States to which they are subject (collectively, the “Healthcare Regulatory Authorities”), including applicable parts of 21 C.F.R. Parts 50, 54, 56, 58, and 312. The results of such analytical and clinical validation studies presented to Purchaser represent the results of all material studies undertaken by the Company to date and are accurate and complete in all material respects and fairly present the data derived from such studies. The Company has no Knowledge of any other clinical or analytical validation studies the results of which reasonably call into question such results. The Company has operated and are currently in compliance, in each case in all material respects, with all applicable statutes, rules and regulations of the Healthcare Regulatory Authorities. The Company has not received any notices, correspondence or other written or, to the Knowledge of the Company, oral communication from the Healthcare Regulatory Authorities or any other Governmental Authority requiring or threatening the premature termination or suspension of any clinical or analytical validation studies of the Company or the results thereof and, to the Company’s Knowledge, there are no reasonable grounds for the same.

(b)           The Company has operated and currently is in compliance with all applicable health care Laws, including, (i) the Federal, Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.); (ii) all applicable federal, state, local and all applicable foreign healthcare related fraud and abuse Laws, including the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to healthcare fraud and abuse, including 18 U.S.C. Sections 286 and 287, the healthcare fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. Section 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), Section 1877 of the Social Security Act (42 U.S.C. 1395nn), and the civil monetary penalties law (42 U.S.C. § 1320a-7a); (iii) HIPAA, as amended by the Health Information Technology for Economic Clinical Health Act (42 U.S.C. Section 17921 et seq.); (iv) the regulations promulgated pursuant to such Laws; and (v) any other similar local, state, federal, or foreign Laws (collectively, the “Healthcare Laws”). Neither the Company, nor to the Company’s Knowledge, any of its officers, directors, employees or agents have engaged in activities which are, as applicable, cause for false claims liability, civil penalties, or mandatory or permissive exclusion from Medicare, Medicaid, or any other state or federal healthcare program. The Company has not received written notice or other correspondence of any Action from any Governmental Authority or third party alleging that any product, operation or activity is in violation of any Healthcare Laws, and, to the Company’s Knowledge, no such Action is threatened. The Company is not a party to and does not have any ongoing reporting obligations pursuant to any corporate integrity agreement, deferred prosecution agreement, monitoring agreement, consent decree, settlement order, plan of correction or similar agreement imposed by any Governmental Authority. Additionally, neither the Company, nor to the Company’s Knowledge, any of its employees, officers or directors, has been excluded, suspended or debarred from participation in any U.S. state or federal health care program or human clinical research or, to the Knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion.

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4.27            Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.28            Finders and Brokers. Except as set forth in Schedule 4.28, no Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

4.29            Information Supplied. Subject to the Company’s review of the information as included in such reports and filings described below, none of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

4.30            No Other Representations. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Company, the Seller Representative, the Company Common Stock, the business of the Company, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaims any other representations or warranties, whether implied or made by the Company or any of its Representatives. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or in an Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to either of the Purchaser Parties, the Purchaser Representative or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser Parties, the Purchaser Representative or any of their respective Representatives by any Representative of the Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Company.

Article V
COVENANTS

5.1              Access and Information.

(a)           During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 7.1 or the Closing (the “Interim Period”), and during the Due Diligence Period, subject to Section 5.15, the Company shall give, and shall cause its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other

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conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies.

(b)          During the Interim Period, subject to Section 5.15, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries.

5.2              Conduct of Business of the Company.

(a)           Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 5.2, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b)          Without limiting the generality of Section 5.2(a) and except for the Interim Period Investment or as contemplated by the terms of this Agreement or the Ancillary Documents as set forth on Schedule 5.2, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(i)          amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii)         authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii)        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)         incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $250,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $250,000 individually or $500,000 in the aggregate;

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(v)         increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent with past practice;

(vi)        make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii)       transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP, other than in the ordinary course of business consistent with past practice, or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii)      terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix)        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x)         establish any Subsidiary or enter into any new line of business;

(xi)        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii)       revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xiii)      waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $250,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xiv)      close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities other than in the ordinary course of business;

(xv)       acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvi)      make capital expenditures in excess of $250,000 (individually for any project (or set of related projects) or $500,000 in the aggregate);

(xvii)     adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii)    except for Transaction Expenses, voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $500,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan;

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(xix)      sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights in an amount in excess of $250,000 individually or $500,000 in the aggregate other than in the ordinary course of business;

(xx)       except for the Ancillary Documents, enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxi)      take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxii)     accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiii)    enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiv)    authorize or agree to do any of the foregoing actions.

5.3              Conduct of Business of the Purchaser.

(a)           Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 5.3, the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 5.3, nothing in this Agreement shall prohibit or restrict Purchaser from extending, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.

(b)           Without limiting the generality of Section 5.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including the Conversion or as contemplated by any PIPE Investment) or as set forth on Schedule 5.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Subsidiaries to not:

(i)          amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii)         authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii)        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)        incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or

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obligation of any Person (provided, that this Section 5.3(b)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including any PIPE Investment and the costs and expenses necessary for an Extension (such expenses, “Extension Expenses”), up to aggregate additional Indebtedness during the Interim Period of $1,000,000);

(v)         make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi)        amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;

(vii)       terminate, waive or assign any material right under any Purchaser Material Contract;

(viii)      fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix)        establish any Subsidiary or enter into any new line of business;

(x)         fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xi)        revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;

(xii)       waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

(xiii)      acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv)      make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $250,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

(xv)       adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xvi)      voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 5.3 during the Interim Period;

(xvii)     sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

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(xviii)    enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities;

(xix)       take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xx)       authorize or agree to do any of the foregoing actions.

5.4              Annual and Interim Financial Statements.

(a)           During the Interim Period, within thirty (30) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from the Interim Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes.

(b)           The Company shall use its best efforts to deliver to the Purchaser by March 31, 2022, or as promptly as practicable thereafter, audited consolidated financial statements of the Target Companies for the fiscal year ended December 31, 2021, which financial statements shall have been audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor. Such audited financial statements shall be accompanied by a certificate of the Chief Financial Officer of the Company to the effect that such financial statements fairly present the financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes.

5.5              Purchaser Public Filings. During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Purchaser Class A Ordinary Shares, the Purchaser Public Warrants and the Purchaser Rights on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Purchaser Common Stock and the Purchaser Public Warrants.

5.6              No Solicitation.

(a)           For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination.

(b)           During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse

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or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c)           Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

5.7              No Trading. Each Party acknowledges and agrees that it is aware, and its Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. Each Party hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Merger in accordance with Article I), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

5.8              Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.9              Efforts.

(a)           Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b)           In furtherance and not in limitation of Section 5.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, with each of the Purchaser and the Company bearing fifty percent (50%) of the costs and

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expenses thereof, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c)           As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d)           Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

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5.10            Tax Matters. Each of the Parties shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

5.11            Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

5.12            The Registration Statement.

(a)           As promptly as practicable after the date hereof, the Purchaser shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Purchaser Common Stock to be issued under this Agreement as the Merger Consideration, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser shareholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Shareholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their Purchaser Ordinary Shares redeemed (the “Redemption”) in conjunction with the shareholder vote on the Purchaser Shareholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser Shareholders to vote, at an extraordinary general meeting of Purchaser shareholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger and the Conversion (and, to the extent required, the issuance of any shares in connection with the PIPE Investment), by the holders of Purchaser Ordinary Shares in accordance with the Purchaser’s Organizational Documents, the Companies Act, the DCGL and the rules and regulations of the SEC and Nasdaq, (ii) the effecting of the Conversion, (iii) the change of name of the Purchaser and the adoption and approval of the Conversion Organizational Documents, (iv) the adoption and approval of a new equity incentive plan, in a form to be mutually agreed between Purchaser and the Company (the “Incentive Plan”), and which will provide for awards for a number of shares of Purchaser Common Stock (including those for the Assumed Options) equal twenty percent (20%) of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption), (v) adoption and approval of a new a new employee stock purchase plan in a form to be mutually agreed between Purchaser and the Company (the “ESPP””), which will provide for awards of purchase rights for a number of shares of Purchaser Common Stock, with an initial pool of five percent (5%) of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption with an annual evergreen of two percent (2%) of the total number of shares of Purchaser Common Stock issued and outstanding, as of the day prior to such increase, (vi) the appointment of the members of the Post-Closing Purchaser Board in accordance with Section 5.17 hereof, (vii) such other matters as the Company and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (vii), collectively, the “Purchaser Shareholder Approval Matters”), and (viii) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of Purchaser. If on the date for which the Purchaser Special Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Shareholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Registration Statement, Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the Companies Act, the DGCL and the rules and regulations of the SEC and Nasdaq. Purchaser shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide

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Purchaser with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b)          Purchaser shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Redemption. Each of Purchaser and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Purchaser and, after the Closing, the Purchaser Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Purchaser Shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents.

(c)         Purchaser, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Purchaser shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(d)         As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Purchaser shall distribute the Registration Statement to Purchaser’s shareholders and the Company Stockholders, and, pursuant thereto, shall call the Purchaser Special Meeting in accordance with the Companies Act for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(e)         Purchaser shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Redemption.

5.13            Company Stockholder Meeting. As promptly as practicable after the Registration Statement has become effective, the Company will call a meeting of its stockholders in order to obtain the Required Company Stockholder Approval (the “Company Special Meeting”), and the Company shall use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the Required Company Stockholder Approval prior to such Company Special Meeting, and to take all other actions necessary or advisable to secure the Required Company Stockholder Approval, including enforcing the Voting Agreements.

5.14            Public Announcements.

(a)           The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

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(b)           The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Seller Representative and the Purchaser Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

5.15            Confidential Information.

(a)           The Company and the Seller Representative hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company, the Seller Representative or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 5.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.15(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company and the Seller Representative shall, and shall cause their respective Representatives to, promptly deliver to the Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and the Seller Representative and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

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(b)           The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

5.16            Documents and Information. After the Closing Date, the Purchaser and the Company shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Target Companies in existence on the Closing Date and make the same available for inspection and copying by the Purchaser Representative during normal business hours of the Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by the Purchaser or its Subsidiaries (including any Target Company) without first advising the Purchaser Representative in writing and giving the Purchaser Representative a reasonable opportunity to obtain possession thereof.

5.17            Post-Closing Board of Directors and Executive Officers.

(a)           The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of seven (7) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Purchaser Board (i) the one (1) person that is designated by the Purchaser prior to the Closing (the “Purchaser Directors”), and whom shall qualify as an independent director under Nasdaq rules, and (ii) five (5) persons that are designated by the Company prior to the Closing (the “Company Directors”), at least three (3) of whom shall be required to qualify as an independent director under Nasdaq rules and (iii) one (1) mutually agreed upon by Purchaser and the Company prior to Closing, who shall be required to qualify as an independent director under Nasdaq rules. The board of directors of the Surviving Corporation immediately after the Closing shall be the same as the board of directors of the Company immediately prior to the Closing. At or prior to the Closing, the Purchaser will provide each director with a customary director indemnification agreement, in form and substance reasonably acceptable to such director.

(b)           The Parties shall take all action necessary, including causing the executive officers of Purchaser to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Purchaser immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

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5.18            Indemnification of Directors and Officers; Tail Insurance.

(a)           The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser, Merger Sub or the Company and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser, Merger Sub or the Company (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser, Merger Sub or the Company, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, the Purchaser shall cause the Organizational Documents of the Purchaser and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser, Merger Sub and the Company to the extent permitted by applicable Law. The provisions of this Section 5.18 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b)           For the benefit of the Purchaser’s and Merger Sub’s directors and officers, the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.

(c)           In the event Purchaser or Merger Sub or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser or Merger Sub (or their respective successors and assigns), as applicable, assume in writing the obligations set forth in this Section 5.18.

5.19            Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by Purchaser from any PIPE Investment shall first be used to pay (i) the Purchaser’s accrued and unpaid Expenses, including the premiums for the D&O Tail Insurance, (ii) the Purchaser’s deferred Expenses (including cash amounts payable to the IPO Underwriter and any legal fees) of the IPO, (iii) any loans owed by the Purchaser to the Sponsor for any Expenses (including Extension Expenses) for administrative costs and expenses incurred by or on behalf of the Purchaser, (iv) any other Liabilities of the Purchaser as of the Closing and (v) any unpaid Transaction Expenses of the Company. Such Expenses, as well as any Expenses that are required to be paid by delivery of the Purchaser’s securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of the Purchaser and the Surviving Corporation.

5.20            Alternative Equity Investments. The Parties hereto acknowledge and agree that during the Interim Period, in addition to the PIPE Investment, the Purchaser may enter into agreements with potential investors for alternative equity financing (an “Alternative Equity Investment”) for an aggregate amount of proceeds of up to Seventy Five Million Dollars ($75,000,000) on terms mutually agreeable to the Company and the Purchaser, acting reasonably, and, if the Purchaser elects to seek an Alternative Equity Investment, the Purchaser and the Company shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such Alternative Equity Investment and use their respective commercially reasonable efforts to cause such Alternative Equity Investment to occur.

5.21            Due Diligence Period. The Company and the Purchaser agree that Purchaser shall have until 5:00 p.m. on February 8, 2022, to conduct additional legal due diligence and review of the Company Disclosure Schedules (the “Due Diligence Period”) on the Target Companies to determine whether its due diligence findings or any disclosure on the Company Disclosure Schedules is reasonably likely to have a material negative impact on the

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business of the Surviving Corporation and in such event Purchaser in its reasonable discretion may elect not to proceed with the transaction contemplated by this Agreement. If Purchaser does not terminate the transaction contemplated by this Agreement before the end of the Due Diligence Period, the Purchaser shall be deemed to have elected to proceed with this transaction unless this Agreement is terminated otherwise in accordance with this Agreement. No such investigation (or any disclosure made at any time by the Company to the Purchaser) shall limit or modify in any way, or act or result in a waiver of, any the Company’s obligations with respect to any breach of its representations, warranties, covenants or agreements contained herein (including, without limitation, conditions to Closing or indemnification obligations).

Article VI
CLOSING CONDITIONS

6.1              Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a)           Required Purchaser Shareholder Approval. The Purchaser Shareholder Approval Matters that are submitted to the vote of the shareholders of the Purchaser at the Purchaser Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the shareholders of the Purchaser at the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Purchaser Shareholder Approval”).

(b)           Required Company Stockholder Approval. The Company Special Meeting shall have been held in accordance with the NRS and the Company’s Organizational Documents, and at such meeting, the requisite vote of the Company Stockholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, any stockholder agreement or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Company Stockholder Approval”).

(c)           Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d)           Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(e)           Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 7.1(e) shall have each been obtained or made.

(f)            No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(g)           Net Tangible Assets Test. Upon the Closing, after giving effect to the Redemption and any PIPE Investment, the Purchaser shall have net tangible assets of at least $5,000,001.

(h)           Minimum Cash Condition. Upon the Closing, the Purchaser shall have cash and cash equivalents remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and including the proceeds of any backstop arrangement, prior to giving effect to the payment of Purchaser’s unpaid Expenses or Liabilities, at least equal to Ten Million U.S. Dollars ($10,000,000).

(i)            Purchaser Conversion. The Conversion shall have been consummated in accordance with Section 1.8.

(j)            Appointment to the Board. The members of the Post-Closing Purchaser Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 5.17.

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(k)           Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(l)            Stock Exchange Listing. The shares of Purchaser Common Stock to be issued as Merger Consideration pursuant to this Agreement shall have been approved for listing on the Nasdaq, including (i) satisfaction of Nasdaq’s 300 round lot stockholder requirement and (ii) the requirement to have stockholders’ equity of at least $5,000,000 under the Accounting Principles, subject only to the official notice of issuance, or alternatively if mutually agreed by the Purchaser and the Company such shares shall have been approved for listing on the NYSE.

(m)          Sponsor Debt. The amount of debt or other liabilities of the Purchaser shall not exceed $1,650,000 and if so exceeded, then the Sponsor shall have executed documents reasonably satisfactory to the Company and its counsel that any such excess liabilities have been forgiven.

6.2              Conditions to Obligations of the Company. In addition to the conditions specified in Section 6.1, the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a)           Representations and Warranties. All of the representations and warranties of the Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.

(b)           Agreements and Covenants. The Purchaser shall have performed in all material respects all of the Purchaser’s obligations and complied in all material respects with all of the Purchaser’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)           No Purchaser Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.

(d)           Closing Deliveries.

(i)          Officer Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.2(a), 6.2(b) and 6.2(c).

(ii)         Secretary Certificate. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date (after giving effect to the Conversion), (B) the resolutions of the Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Shareholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Purchaser is or is required to be a party or otherwise bound.

(iii)        Good Standing. The Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s jurisdiction of organization and from each other jurisdiction in which the Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

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6.3              Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 6.1, the obligations of the Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a)           Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Companies, taken as a whole.

(b)           Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)           No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing and uncured.

(d)           Certain Ancillary Documents. Each Lock-Up Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e)           Closing Deliveries.

(i)          Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.3(a), 6.3(b) and 6.3(c)

(ii)         Secretary Certificate. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Corporation Organizational Documents, and recommending the approval and adoption of the same by the Company Stockholders at a duly called meeting of stockholders, (C) evidence that the Required Company Stockholder Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(iii)        Good Standing. The Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv)        Certified Charter. The Company shall have delivered to the Purchaser a copy of the Company Charter, as in effect as of immediately prior to the Effective Time, certified by the Secretary of State of the State of Nevada as of a date no more than ten (10) Business Days prior to the Closing Date.

(v)         Employment Agreements. The Purchaser shall have received employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to the Company and the Purchaser, between each of the persons set forth Schedule 6.3(e)(v) hereto and the applicable Target Company or the Purchaser, as noted in Schedule 6.3(e)(v), each such employment agreement duly executed by the parties thereto.

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(vi)        Legal Opinion. Purchaser shall have received a duly executed opinion from the Company’s local counsel in Germany, in form and substance reasonably satisfactory to the Purchaser, addressed to the Purchaser and dated as of the Closing Date.

(vii)       Transmittal Documents. The Exchange Agent shall have received from each Company Stockholder the Transmittal Documents, each in form reasonably acceptable for transfer on the books of the Company.

(viii)      Company Convertible Securities. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Company shall have terminated, extinguished and cancelled in full all outstanding Company Convertible Securities or commitments therefor other than the Assumed Options.

(ix)        Resignations. Subject to the requirements of Section 5.17, the Purchaser shall have received written resignations, effective as of the Closing, of each of the directors and officers of the Company as requested by the Purchaser prior to the Closing.

(x)         Lock-Up Agreements. The Lock-Up Agreement for each Significant Company Holder, shall be in full force and effect in accordance with the terms thereof as of the Closing.

(xi)        Termination of Certain Contracts. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Contracts involving the Target Companies and/or Company Security Holders or other Related Persons set forth on Schedule 6.3(e)(xi) shall have been terminated with no further obligation or Liability of the Target Companies thereunder.

6.4              Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholder) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article VII
TERMINATION AND EXPENSES

7.1              Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a)           by mutual written consent of the Purchaser and the Company;

(b)           by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VI have not been satisfied or waived by August 2, 2022 (the “Outside Date”) (provided, that if the Purchaser seeks and obtains an additional Extension, the Purchaser shall have the right by providing written notice thereof to the Company to extend the Outside Date for an additional period equal to the shortest of (i) three (3) additional months, (ii) the period ending on the last date for Purchaser to consummate its Business Combination pursuant to such Extension and (iii) such period as determined by Purchaser); provided, however, the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c)by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d)           by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after

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written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e)           by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if at such time the Purchaser is in material uncured breach of this Agreement;

(f)            by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Target Companies, taken as a whole, following the date of this Agreement which is uncured and continuing;

(g)           by written notice by either the Purchaser or the Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s shareholders have duly voted, and the Required Purchaser Shareholder Approval was not obtained; or

(h)           by written notice by either the Purchaser or the Company to the other, if the Company Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Company Stockholders have duly voted, and the Required Company Stockholder Approval was not obtained.

(i)            by written notice by either the Purchaser or the Company to the other, if the Purchaser is required to liquidate for failure to complete a Business Combination before the time specified in its Memorandum and Articles of Association, as may be amended from time to time.

(j)            by written notice by the Purchaser to the Company, at any time prior to the expiration of the Due Diligence Period upon a disclosure by the Company on the Company Disclosure Schedules that would have a Material Adverse Effect on the business of the Surviving Corporation.

7.2              Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 7.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 7.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.14, 5.15, 7.3, 8.1, Article IX and this Section 7.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 8.1). Without limiting the foregoing, and except as provided in Sections 7.3 and this Section 7.2 (but subject to Section 8.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.7, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 7.1.

7.3              Fees and Expenses. Subject to Sections 8.1, 9.14 and 9.15 all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to the Purchaser, Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any Extension Expenses.

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Article VIII
WAIVERS AND RELEASES

8.1              Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company and the Seller Representative each hereby represents and warrants that it has read the IPO Prospectus and understands that the Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by the Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Purchaser’s public shareholders (including overallotment shares acquired by the Purchaser’s underwriters) (the “Public Shareholders”) and that, except as otherwise described in the IPO Prospectus, the Purchaser may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their Purchaser Ordinary Shares in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to the Purchaser’s Organizational Documents to extend the Purchaser’s deadline to consummate a Business Combination, (b) to the Public Shareholders if the Purchaser fails to consummate a Business Combination within 12 months after the closing of the IPO, subject to extension by amendment to the Purchaser’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes, and (d) to the Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of the Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the Seller Representative hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company or the Seller Representative nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between the Purchaser or any of its Representatives, on the one hand, and the Company, the Seller Representative or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company and the Seller Representative on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with the Purchaser or its Affiliates). The Company and the Seller Representative each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the Purchaser and its Affiliates to induce the Purchaser to enter in this Agreement, and each of the Company and the Seller Representative further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or the Seller Representative or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to the Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against the Purchaser or its Representatives, each of the Company and the Seller Representative hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or the Seller Representative or any of their respective Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to the Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, the Purchaser and its Representatives, as applicable, shall be entitled to recover from the Company, the Seller Representative and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event the Purchaser or its Representatives, as applicable, prevails in such Action. This Section 8.1 shall survive termination of this Agreement for any reason and continue indefinitely.

Article IX
MISCELLANEOUS

9.1              Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable,

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nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser or Merger Sub at or prior to the Closing, to:

Edoc Acquisition Corp.

7612 Main Street Fishers, Suite 200
Victor, New York 14564
Attn: Kevin Chen
Telephone No.: (585) 678-1198
Email: kevin.chen@edocmed.net

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

If to the Purchaser Representative, to: American Physicians LLC 7612 Main Street Fishers, Suite 200 Victor, New York 14564 Attn: Becky Zhang Telephone No.: 1 (315) 560-1858 Email: beckyxpzhan@yahoo.com with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

If to the Company or the Surviving Corporation, to:

Calidi Biotherapeutics, Inc.
11011 North Torrey Pines Road, Suite 200
La Jolla, CA 92037
Attn: Allan Camaisa, Chairman and CEO
Facsimile No.: (858) 794-9605
Telephone No.: (858) 794-9600
Email: acamaisa@calidibio.com

with a copy (which will not constitute notice) to:

Lewis Brisbois Bisgaard & Smith LLP
633 West 5th Street, Suite 4000
Los Angeles, CA 90071
Attn: Scott E. Bartel
Facsimile No.: (916) 564-5444
Telephone No.: (916) 646-8228
Email: scott.bartel@LewisBrisbois.com

If to the Seller Representative to:

Allan J. Camaisa
Calidi Biotherapeutics, Inc.
11011 North Torrey Pines Road, Suite 200
La Jolla, CA 92037
Facsimile No.: (858) 794-9605
Telephone No.: (858) 794-9600
Email: acamaisa@calidibio.com

with a copy (which will not constitute notice) to:

Lewis Brisbois Bisgaard & Smith LLP
633 West 5th Street, Suite 4000
Los Angeles, CA 90071
Attn: Scott E. Bartel
Facsimile No.: (916) 564-5444
Telephone No.: (916) 646-8228
Email: scott.bartel@LewisBrisbois.com

If to the Purchaser after the Closing, to:

Calidi Biotherapeutics, Inc.
11011 North Torrey Pines Road, Suite 200

La Jolla, CA 92037
Attn: Allan Camaisa, Chairman and CEO
Facsimile No.: (858) 794-9605
Telephone No.: (858) 794-9600
Email: acamaisa@calidibio.com

and

the Purchaser Representative

with a copy (which will not constitute notice) to:

Lewis Brisbois Bisgaard & Smith LLP
633 West 5th Street, Suite 4000
Los Angeles, CA 90071
Attn: Scott E. Bartel
Facsimile No.: (916) 564-5444
Telephone No.: (916) 646-8228
Email: scott.bartel@LewisBrisbois.com

and

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

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9.2              Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company (and after the Closing, the Purchaser Representative and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.3              Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.18, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.4              Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.4, and any dispute to be determined by the Independent Expert in accordance with Section 1.13) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of Delaware. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

9.5              Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof. Subject to Sections 1.13 and Section 9.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Subject to Sections 1.13 and Section 9.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions

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contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.1. Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.6              WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.7              Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.8              Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.9              Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company, the Purchaser Representative and the Seller Representative.

9.10            Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Company Stockholders, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Purchaser Representative or the Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of the Purchaser Representative.

9.11            Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

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9.12            Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its shareholders under the Companies Act or DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.13            Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.14            Purchaser Representative.

(a)           The Purchaser, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably appoints American Physicians LLC, in the capacity as the Purchaser Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i)) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Purchaser Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Purchaser Representative Documents”); (ii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Purchaser Representative Documents; (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (iv) incurring and paying reasonable out-of-pocket costs and expenses, including fees of

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brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other out-of-pocket fees and expenses allocable or in any way relating to such transaction; and (v) otherwise enforcing the rights and obligations of any such Persons under any Purchaser Representative Documents, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person; provided, that the Parties acknowledge that the Purchaser Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of Purchaser Securities (other than the Company Security Holders immediately prior to the Effective Time and their respective successors and assigns). All decisions and actions by the Purchaser Representative, including any agreement between the Purchaser Representative and the Company, Seller Representative, any Company Stockholders shall be binding upon the Purchaser and its Subsidiaries, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.14 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.

(b)           The Purchaser Representative shall not be liable for any act done or omitted under any Purchaser Representative Document as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Purchaser shall indemnify, defend and hold harmless the Purchaser Representative from and against any and all Losses incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Purchaser Representative’s duties under any Purchaser Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable under or in connection with any Purchaser Representative Document for any indirect, punitive, special or consequential damages. The Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Purchaser Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 9.14 shall survive the Closing and continue indefinitely.

(c)           The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice to the Purchaser and the Seller Representative, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative. Each successor Purchaser Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representatives.

9.15            Seller Representative.

(a)           Each Company Stockholder, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Allan J. Camaisa, in his capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Seller Representative Documents, including: (i) controlling and making any determinations with respect to the post-Closing Merger Consideration adjustments under Section 1.13; (ii) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Company Stockholders in the reasonable judgment of the Seller

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Representative, will be taken in the same manner with respect to all Company Stockholders unless otherwise agreed by each Company Stockholder who is subject to any disparate treatment of a potentially material and adverse nature); (iii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (iv) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (v) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction; (vi) receiving all or any portion of the consideration provided to the Company Stockholders under this Agreement and to distribute the same to the Company Stockholders in accordance with their Pro Rata Share; and (vii) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and the Purchaser Representative and the Purchaser, shall be binding upon each Company Stockholder and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.15 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.

(b)           Any other Person, including the Purchaser Representative, the Purchaser and the Company may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company Stockholders under any Seller Representative Documents. The Purchaser Representative, the Purchaser and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) any payment instructions provided by the Seller Representative or (ii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Company Stockholder shall have any cause of action against the Purchaser Representative, the Purchaser or the Company for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. The Purchaser Representative, the Purchaser and the Company shall not have any Liability to any Company Stockholder for any allocation or distribution among the Company Stockholders by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Company Stockholder under any Seller Representative Document shall be made to the Seller Representative for the benefit of such Company Stockholder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Company Stockholder with respect thereto. All notices or other communications required to be made or delivered by a Company Stockholder shall be made by the Seller Representative (except for a notice under Section 9.15(d) of the replacement of the Seller Representative).

(c)           The Seller Representative will act for the Company Stockholders on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Company Stockholders, but the Seller Representative will not be responsible to the Company Stockholders for any Losses that any Company Stockholder or any Indemnifying Party may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Company Stockholders shall jointly and severally indemnify, defend and hold the Seller Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under any Seller Representative Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any

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Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Stockholders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 9.15 shall survive the Closing and continue indefinitely.

(d)           If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Company Stockholders, then the Company Stockholders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Stockholders holding in the aggregate a Pro Rata Share in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser Representative and the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

9.16            Non-Survival of Representations, Warranties. The representations and warranties of the Company and the Purchaser contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company or the Purchaser pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Company and the Purchaser and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Company or the Purchaser or their respective Representatives with respect thereto. The covenants and agreements made by the Company and the Purchaser in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

9.17            Legal Representation. The Parties agree that, notwithstanding the fact that Ellenoff Grossman & Schole LLP (“EGS”) may have, prior to Closing, jointly represented the Purchaser, Merger Sub, the Purchaser Representative and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Purchaser and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after Closing, to represent the Sponsor, the Purchaser Representative or their respective Affiliates in connection with matters in which such Persons are adverse to the Purchaser or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and the Seller Representative, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor, the Purchaser Representative or their respective Affiliates in which the interests of such Person are adverse to the interests of the Purchaser, the Company and/or the Seller Representative or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of the Purchaser, Merger Sub, any Sponsor, the Purchaser Representative or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor and the Purchaser Representative shall be deemed the clients of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor and the Purchaser Representative, shall be controlled by the Sponsor and the Purchaser Representative and shall not pass to or be claimed by Purchaser or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

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Article X
DEFINITIONS

10.1            Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Adjusted Merger Consideration” means an amount equal to the sum of (i) the Merger Consideration, plus (ii) the aggregate amount of the exercise prices for all Company Stock under In-the-Money Vested Company Options in accordance with their terms (and assuming no cashless exercise).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate or the Purchaser prior to the Closing

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Target Companies on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time.

“Company Charter” means the Certificate of Incorporation of the Company, as amended and effective under the NRS, prior to the Effective Time.

“Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

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“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, the Company Options, SAFEs, and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company Equity Plan” means Calidi Biotherapeutics Inc. 2016 Equity Incentive Plan.

“Company Option” means an option to purchase Company Stock that was granted pursuant to the Company Equity Plan.

“Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company.

“Company Securities” means, collectively, the Company Stock, the Company Options and any other Company Convertible Securities.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Stock” means any shares of the Company Common Stock and the Company Preferred Stock.

“Company Stockholders” means, collectively, the holders of Company Stock.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal

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life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“Fully-Diluted Company Shares” means the total number of issued and outstanding shares of Company Common Stock, (a) after giving effect to the Company Preferred Stock Exchange or otherwise treating shares of Company Preferred Stock on an as-converted to Company Common Stock basis and (b) treating all outstanding vested in-the-money Company Convertible Securities (other than unvested Company Options) as fully vested and as if the Company Convertible Security had been exercised as of the Effective Time, but excluding (i) all unvested Company Options and (ii) any Company Securities described in Section 1.10(b).

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“In-the-Money Vested Company Option” means a fully vested Company Option with an exercise price less than the Price Per Share.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than deferred compensation expenses and trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued

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or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Interim Period Investment” means an offering of Company Common Stock, Company Preferred Stock, or Company Convertible Securities, or any combination thereof, in an aggregate amount up to $30 million during the Interim Period, which may also include, with the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, venture capital debt keyed to clinical milestones or other events.

“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“IPO” means the initial public offering of Purchaser Public Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of November 9, 2020, and filed with the SEC on November 12, 2020 (File No. 333-248819).

“IPO Underwriter” means I-Bankers Securities, Inc.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or directors of any Target Company, after reasonable inquiry or (ii) any other Party, the actual knowledge of its directors and executive officers, after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining

Annex D-1-60

whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) and (vi), with respect to the Purchaser, the consummation and effects of the Redemption (or any redemption in connection with the Extension); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Purchaser, the amount of the Redemption (or any redemption in connection with the Extension, if any) or the failure to obtain the Required Purchaser Shareholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Purchaser.

“Merger Sub Common Stock” means the shares of common stock, par value $0.001 per share, of Merger Sub.

Net Debt” means, as of the Reference Time, (i) the aggregate amount of all Indebtedness of the Target Companies assuming all Indebtedness that is convertible into equity at the Closing has been converted and excluding the undrawn portion of line of credit in the venture capital debt included in the Interim Period Investment, less (ii) Company Cash, in each case of clauses (i) and (ii), on a consolidated basis and as determined in accordance with the Accounting Principles.

“Net Debt Target” means an amount equal to, (i) the aggregate amount of all Indebtedness of the Target Companies assuming all Indebtedness that is convertible into equity at the Closing has been converted,, less (ii) Company Cash, in each case of clauses (i) and (ii), as of December 31, 2021 and on a consolidated basis and as determined in accordance with the Accounting Principles.

“NRS” means the Nevada Revised Statutes, as amended and in effect from time to time.

“Nasdaq” means the Nasdaq Stock Market.

“NYSE” means the New York Stock Exchange.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Per Share Price” means an amount equal to (i) the Adjusted Merger Consideration, divided by (ii) the Fully-Diluted Company Shares.

Annex D-1-61

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (d) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed a percentage equal to (i) the portion of the Stockholder Merger Consideration payable by the Purchaser to such Company Stockholder in accordance with the terms of this Agreement, divided by (ii) the total Stockholder Merger Consideration payable by the Purchaser to all Company Stockholders in accordance with the terms of this Agreement.

“Purchaser Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of the Purchaser prior to the Conversion.

“Purchaser Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of the Purchaser prior to the Conversion.

“Purchaser Common Stock” means the shares of common stock, par value $0.0001 per share, of the Purchaser following the consummation of the Conversion.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, the Seller Representative or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company, the Seller Representative or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Ordinary Shares” means the Purchaser Class A Ordinary Shares and the Purchaser Class B Ordinary Shares, collectively, prior to the Conversion.

“Purchaser Preference Shares” means preference shares, par value $0.0001 per share, of the Purchaser prior to the Conversion.

“Purchaser Private Right” means one right that was included as part of each Purchaser Private Unit entitling the holder thereof to receive one-tenth (1/10th) of a Purchaser Class A Ordinary Share upon the consummation by Purchaser of its Business Combination.

“Purchaser Private Units” means the units issued by Purchaser in a private placement to the Sponsor at the time of the consummation of the IPO consisting of one (1) Purchaser Class A Ordinary Share, one (1) Purchaser Private Warrant and one (1) Purchaser Private Right.

Annex D-1-62

“Purchaser Private Warrants” means one whole warrant that was included in as part of each Purchaser Private Unit, entitling the holder thereof to purchase one-half (1/2) of a Purchaser Class A Ordinary Share at a purchase price of $11.50 per whole share.

“Purchaser Public Right” means one right that was included as part of each Purchaser Public Unit entitling the holder thereof to receive one-tenth (1/10th) of a Purchaser Class A Ordinary Share upon the consummation by Purchaser of its Business Combination.

“Purchaser Public Units” means the units issued in the IPO (including overallotment units acquired by Purchaser’s underwriter) consisting of one (1) Purchaser Ordinary Share, one (1) Purchaser Public Warrant and one (1) Purchaser Public Right.

“Purchaser Public Warrants” means one whole warrant that was included in as part of each Purchaser Public Unit, entitling the holder thereof to purchase one-half (1/2) of a Purchaser Class A Ordinary Share at a purchase price of $11.50 per whole share.

“Purchaser Rights” means Purchaser Private Rights and Purchaser Public Rights, collectively.

“Purchaser Securities” means the Purchaser Units, the Purchaser Ordinary Shares, the Purchaser Preference Shares, the Purchaser Common Stock, the Purchaser Rights and the Purchaser Warrants, collectively.

“Purchaser Share Price” means an amount equal to the VWAP of the Purchaser Common Stock or Purchaser Ordinary Shares, as applicable, over the twenty (20) Trading Days ending at the close of business on the principal securities exchange or securities market on which the Purchaser Common Stock or Purchaser Ordinary Shares are then traded immediately prior to the date of determination, as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the date of this Agreement.

“Purchaser Units” means Purchaser Private Units and Purchaser Public Units, collectively.

“Purchaser Warrants” means Purchaser Private Warrants and Purchaser Public Warrants, collectively.

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Purchaser hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness, or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SAFE(s)” means Simple Agreement for Future Equity using the same form of agreement as the Company has used prior to the Interim Period.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Company Holder” means any Company Stockholder who (i) is an executive officer or director of the Company or (ii) owns more than five percent (5%) of the issued and outstanding shares of the Company (treating any Company Preferred Stock on an as-converted to Company Common Stock basis).

Annex D-1-63

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means American Physicians LLC.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which shares of Purchaser Common Stock or Purchaser Ordinary Shares, as applicable, are actually traded on the principal securities exchange or securities market on which the Purchaser Common Stock or Purchaser Ordinary Shares are then traded.

“Transaction Expenses” means all fees and expenses of any of the Target Companies incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any Target Company, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit

Annex D-1-64

participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any Target Company at or after the Closing pursuant to any agreement to which any Target Company is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby and (iii) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on Purchaser, Merger Sub or any Target Company in connection with the Merger or the other transactions contemplated by this Agreement.

“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of November 9, 2020, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

10.2            Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

10.3

Term	Section	Term	Section
AAA Procedures	9.4	Closing Press Release	5.14(b)
Acquisition Proposal	5.6(a)	Closing Statement	1.15(a)
Adjustment Amount	1.15(d)	Company	Preamble
Adjustment Amount Determination Date	1.14(a)	Company Benefit Plan	4.19(a)
Adjustment Amount Holdback	1.14(a)	Company Certificates	1.11(a)
Agreement	Preamble	Company Directors	5.17(a)
Alternative Equity Investment	5.20	Company Disclosure Schedules	Article IV
Alternative Transaction	5.6(a)	Company Financials	4.7(a)
Antitrust Laws	5.9(b)	Company IP	4.13(d)
Assumed Option	1.10(d)	Company IP Licenses	4.13(a)
Articles of Merger	1.2	Company Material Contracts	4.12(a)
Audited Company Financials	4.7(a)	Company Permits	4.10
Business Combination	8.1	Company Personal Property Leases	4.16
CFO	1.15(a)	Company Preferred Stock Exchange	1.7
Closing	2.1	Company Real Property Leases	4.15
Closing Date	2.1	Company Registered IP	4.13(a)
Closing Filing	5.14(b)	Company Special Meeting	5.13

Annex D-1-65

Term	Section	Term	Section
Conversion	1.8	Off-the-Shelf Software	4.13(a)
Conversion Organizational Documents	1.8	Outbound IP License	4.13(c)
Conversion Ratio	1.9	Outside Date	7.1(b)
D&O Indemnified Persons	5.18(a)	Party(ies)	Preamble
D&O Tail Insurance	5.18(b)	Post-Closing Purchaser Board	5.17(a)
DCGL	Recitals	Proxy Statement	5.12(a)
Dispute	9.4	Public Certifications	3.6(a)
Dissenting Shares	1.17	Public Shareholders	8.1
Dissenting Stockholder	1.17	Purchaser	Preamble
Effective Time	1.2	Purchaser Directors	5.17(a)
EGS	9.17	Purchaser Disclosure Schedules	Article III
Enforceability Exceptions	3.2	Purchaser Financials	3.6(b)
Environmental Permits	4.20(a)	Purchaser Material Contract	3.13(a)
ESSP	5.12(a)	Purchaser Representative	Preamble
Estimated Closing Statement	1.12	Purchaser Representative Documents	9.14(a)
Exchange Agent	1.11(a)	Purchaser Shareholder Approval Matters	5.12(a)
Expenses	7.3	Purchaser Special Meeting	5.12(a)
Extension	5.3(a)	Redemption	5.12(a)
Extension Expenses	5.3(a)(iv)	Registration Statement	5.12(a)
FDA	4.26(a)	Related Person	4.21
Federal Securities Laws	5.7	Released Claims	8.1
Healthcare Laws	4.26(b)	Representative Party	1.15(b)
Healthcare Regulatory Authorities	4.26(a)	Required Company Stockholder Approval	6.1(b)
HIPAA	4.26(b)	Required Purchaser Shareholder Approval	6.1(a)
Holdback Escrow Agent	1.14(b)	Resolution Period	9.4
Incentive Plan	5.12(a)	SEC Reports	3.6(a)
Independent Expert	1.15(b)	SEC SPAC Accounting Changes	3.6(a)
Independent Expert Notice Date	1.15(b)	Section 409A Plan	4.19(k)
Interim Balance Sheet Date	4.7(a)	Seller Representative	Preamble
Interim Period	5.1(a)	Seller Representative Documents	9.15(a)
Letter of Transmittal	1.11(a)	Signing Filing	5.14(b)
Lock-Up Agreement	Recitals	Signing Press Release	5.14(b)
Lost Certificate Affidavit	1.11(d)	Specified Courts	9.5
Merger	Recitals	Stockholder Merger Consideration	1.9
Merger Consideration	1.9	Surviving Corporation	1.1
Merger Sub	Preamble	Top Customers	4.24
Net Debt Calculation Statement	1.13	Top Suppliers	4.24
Net Debt Target	1.14	Transmittal Documents	1.11(b)
Objection Statement	1.15(b)	Voting Agreements	Recitals
OFAC	3.20(c)

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Annex D-1-66

IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Purchaser:
EDOC ACQUISITION CORP.
By:
Name:
Title:
The Purchaser Representative:
AMERICAN PHYSICIANS LLC, solely in the capacity as the Purchaser Representative hereunder
By:
Name:
Title:
Merger Sub:
EDOC MERGER SUB INC.
By:
Name:
Title:
The Company:
CALIDI BIOTHERAPEUTICS, INC.
By:
Name:
Title:
The Seller Representative:
Allan Camaisa, solely in the capacity as the Seller Representative hereunder
By:
Name:
Title:

[Signature Page to Merger Agreement]
Annex D-1-67

ANNEX D-2

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment (“First Amendment”) to the Merger Agreement (as defined below) is made and entered into as of February 8, 2022, by and among (i) Edoc Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), (ii) Edoc Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) American Physicians LLC, a Delaware limited liability company, in the capacity as the Purchaser Representative thereunder (the “Purchaser Representative”), (iv) Allan Camaisa, in the capacity as the Seller Representative thereunder (the “Seller Representative”), and (v) Calidi Biotherapeutics, Inc.., a Nevada corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

RECITALS:

WHEREAS, Purchaser, Merger Sub, the Purchaser Representative, the Company Representative and the Company have entered into that certain Agreement and Plan of Merger, dated as of February 2, 2022 (the “Original Agreement,” and as amended, including by this First Amendment, the “Merger Agreement”); and

WHEREAS, the Parties now desire to amend the Original Agreement to extend the Due Diligence Period from February 8, 2022 to February 18, 2022, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Merger Agreement, the Parties hereto, intending to be legally bound, do hereby acknowledge and agree as follows:

1. Amendment to Merger Agreement.

(a) The first sentence of Section 5.21 of the Original Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

The Company and the Purchaser agree that the Purchaser shall have until 11:59 p.m. E.T. on February 18, 2022 (the “Due Diligence Period”), to review the Company Disclosure Schedules and to conduct additional legal due diligence on the Target Companies in order to determine whether its due diligence findings or any disclosure on the Company Disclosure Schedules is reasonably likely to have a material negative impact on the business of the Surviving Corporation and in such event the Purchaser in its reasonable discretion may elect, upon written notice to the Company, not to proceed with the transaction contemplated by this Agreement.

(b) The first sentence of Article IV of the Original Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

Except as set forth in the disclosure schedules to be delivered by the Company to the Purchaser on or before February 18, 2022, (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to the Purchaser, as of the date of the Company Disclosure Schedules and as of the Closing, as follows:

2. Miscellaneous. Except as expressly provided in this First Amendment, all of the terms and provisions in the Original Agreement and the Ancillary Documents are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This First Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement or any Ancillary Document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Merger Agreement in the Merger Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original Agreement, as amended by this First Amendment (or as the Merger Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Original Agreement, as amended by this First Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to

Annex D-2-1

the subject matter of the Merger Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Original Agreement is materially different from or inconsistent with any provision of this First Amendment, the provision of this First Amendment shall control, and the provision of the Original Agreement shall, to the extent of such difference or inconsistency, be disregarded. Sections 9.1 through 9.10, 9.12 and 9.13 of the Original Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this First Amendment as if all references to the “Agreement” contained therein were instead references to this First Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

Annex D-2-2

IN WITNESS WHEREOF, each Party hereto has caused this First Amendment to be signed and delivered as of the date first written above.

The Purchaser:
EDOC ACQUISITION CORP.
By:	/s/ Kevin Chen
	Name:	Kevin Chen
	Title:	Chief Executive Officer
The Purchaser Representative:
AMERICAN PHYSICIANS LLC, solely in the capacity as the Purchaser Representative hereunder
By:	/s/ Xiaoping Becky Zhang
	Name:	Xiaoping Becky Zhang
	Title:	Managing Member
Merger Sub:
EDOC MERGER SUB INC.
By:	/s/ Kevin Chen
	Name:	Kevin Chen
	Title:	President
The Company:
CALIDI BIOTHERAPEUTICS, INC.
By:	/s/ Allan Camaisa
	Name:	Allan Camaisa
	Title:	Chairman and Chief Executive Officer
The Seller Representative:
Allan Camaisa, solely in the capacity as the Seller Representative hereunder
/s/ Allan Camaisa
Allan Camaisa, individually

[Signature Page to First Amendment to Merger Agreement]

Annex D-2-3

ANNEX D-3

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Second Amendment (“Second Amendment”) to the Merger Agreement (as defined below) is made and entered into as of May 24, 2022, by and among (i) Edoc Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), (ii) Edoc Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) American Physicians LLC, a Delaware limited liability company, in the capacity as the Purchaser Representative thereunder (the “Purchaser Representative”), (iv) Allan Camaisa, in the capacity as the Seller Representative thereunder (the “Seller Representative”), and (v) Calidi Biotherapeutics, Inc.., a Nevada corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

RECITALS:

WHEREAS, Purchaser, Merger Sub, the Purchaser Representative, the Seller Representative and the Company have entered into that certain Agreement and Plan of Merger, dated as of February 2, 2022 (the “Original Agreement”);

WHEREAS, the Original Agreement was amended by the First Amendment to Agreement and Plan of Merger, dated May 8, 2022 (the “First Amendment” and as amended, the “Amended Agreement”); and

WHEREAS, the Parties now desire to further amend the Amended Agreement to, among other things, revise the Merger Considerations and the treatment of certain Company Options, on the terms and conditions set forth herein (the Amended Agreement, as amended, including by this Second Amendment, the “Merger Agreement”).

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Merger Agreement, the Parties hereto, intending to be legally bound, do hereby acknowledge and agree as follows:

1.      Amendment to Merger Agreement.

(a)     Section 1.9 of the Amended Agreement is hereby amended by deleting the words “Four Hundred Million U.S. Dollars ($400,000,000)” and replacing them with the words “Three Hundred Eighty Million U.S. Dollars ($380,000,000)”.

(b)    Section 1.10(d) of the Amended Agreement is hereby amended by adding the following sentence at the end of the paragraph.

“For avoidance of doubt, the future issuance of any shares of Purchaser Common Stock underlying any Assumed Options that were converted from (i) unvested Company Options or (ii) any vested Non-Qualified Stock Options shall be in addition to, and not a part of, the Merger Consideration.”

(c)     Section 10.1 of the Amended Agreement is hereby amended by deleting the definition of “Fully-Diluted Company Shares”.

(d)    Section 10.1 of the Amended Agreement is hereby amended by adding the following definitions:

“Company Shares” means the total number of issued and outstanding shares of Company Common Stock, (a) after giving effect to the Company Preferred Stock Exchange or otherwise treating shares of Company Preferred Stock on an as-converted to Company Common Stock basis and (b) treating all outstanding vested in-the-money Company Convertible Securities as if the Company Convertible Security had been exercised as of the Effective Time, but excluding (i) all vested Non-Qualified Stock Options and (ii) any Company Securities described in Section 1.10(b).”

“Excluded Expenses” means, the costs and expenses actually paid in cash by any of the Target Companies, including professional fees and expenses of investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors, since February 2, 2022, that are directly applicable and related to the consummation of the transactions contemplated hereby including a reasonable allocation of the Company’s labor expenses and cost reimbursements of its officers, directors, employees and consultants, as such allocation may be mutually agreed by the Parties in good faith and not unreasonably withheld.

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“Non-Qualified Stock Option” shall mean a Company Option which is not an “incentive stock option” within the meaning of Section 422 of the Code. As of the date of this agreement there are 16,730,825 Non-Qualified Stock Options issued and outstanding.

(e)     Section 10.1 of the Amended Agreement is hereby amended by deleting the definitions of “Company Cash”, “In-the-Money Vested Company Option”, and “Per Share Price”, and replacing them with the following:

“Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Target Companies on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time and with respect to the Reference Time that is on the Closing date, Company Closing Cash shall be further increased by the amount of Excluded Expenses paid between February 2, 2022 and the Closing Date.

“In-the-Money Vested Company Option” means a fully vested Company Option (other than a Non-Qualified Stock Option) with an exercise price less than the Per Share Price.

“Per Share Price” means an amount equal to (i) the Adjusted Merger Consideration divided by (ii) the Company Shares.

2.      Miscellaneous. Except as expressly provided in this Second Amendment, all of the terms and provisions in the Amended Agreement and the Ancillary Documents are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Second Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Amended Agreement or any Ancillary Document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Merger Agreement in the Merger Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Amended Agreement, as amended by this Second Amendment (or as the Merger Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Amended Agreement, as amended by this Second Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Merger Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Amended Agreement is materially different from or inconsistent with any provision of this Second Amendment, the provision of this Second Amendment shall control, and the provision of the Amended Agreement shall, to the extent of such difference or inconsistency, be disregarded. Sections 9.1 through 9.10, 9.12 and 9.13 of the Amended Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this Second Amendment as if all references to the “Agreement” contained therein were instead references to this Second Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

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IN WITNESS WHEREOF, each Party hereto has caused this Second Amendment to be signed and delivered as of the date first written above.

The Purchaser:

EDOC ACQUISITION CORP.

By:	/s/ Kevin Chen
	Name:	Kevin Chen
	Title:	Chief Executive Officer

The Purchaser Representative:

AMERICAN PHYSICIANS LLC, solely in the capacity as the Purchaser Representative hereunder

By:	/s/ Xiaoping Becky Zhang
	Name:	Xiaoping Becky Zhang
	Title:	Managing Member

Merger Sub:

EDOC MERGER SUB INC.

By:	/s/ Kevin Chen
	Name:	Kevin Chen
	Title:	President

The Company:

CALIDI BIOTHERAPEUTICS, INC.

By:	/s/ Allan Camaisa
	Name:	Allan Camaisa
	Title:	Chairman and Chief Executive Officer

The Seller Representative:

Allan Camaisa, solely in the capacity as the Seller Representative hereunder

/s/ Allan Camaisa
Allan Camaisa, individually

[Signature Page to Second Amendment to Merger Agreement]

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ANNEX E

CALIDI BIOTHERAPEUTICS, INC.

2022 EQUITY INCENTIVE PLAN

1.           PURPOSE. The purpose of this Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to the success of the Company, and any Parents, Subsidiaries, and Affiliates that exist now or in the future, by offering them an opportunity to participate in the Company’s future performance through the grant of Awards. Capitalized terms not defined elsewhere in the text are defined in Section 28.

2.           SHARES SUBJECT TO THE PLAN.

2.1.             Number of Shares Available. Subject to Sections 2.6 and 21 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan as of the date of adoption of the Plan by the Board, is [________________ (__________________)] Shares.

2.2.             Lapsed, Returned Awards. Shares subject to Awards, and Shares issued under the Plan under any Award, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (a) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR, (b) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price, (c) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued or (d) are surrendered pursuant to an Exchange Program. To the extent an Award under the Plan is paid out in cash or other property rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Shares used to satisfy the tax withholding obligations related to an RSU will become available for future grant or sale under the Plan. Shares used to pay the exercise price of an Award or withheld to satisfy the tax withholding obligations related to an Award will become available for grant and issuance in connection with subsequent Awards under this Plan. For the avoidance of doubt, Shares that otherwise become available for grant and issuance because of the provisions of this Section 2.2 will not include Shares subject to Awards that initially became available because of the substitution clause in Section 21.2 hereof.

2.3.             Minimum Share Reserve. At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Awards granted under this Plan.

2.4.             Automatic Share Reserve Increase. The number of Shares available for grant and issuance under the Plan will be increased on January 1st of each of 2023 through 2032, by the lesser of (a) five percent (5%) of the number of shares of all classes of the Company’s common stock issued and outstanding on each December 31 immediately prior to the date of increase or (b) such number of Shares determined by the Board.

2.5.             ISO Limitation. No more than [_____________________ (_____________)] Shares will be issued pursuant to the exercise of ISOs granted under the Plan.

2.6.             Adjustment of Shares. If the number or class of outstanding Shares is changed by a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off, or similar change in the capital structure of the Company, without consideration, then (a) the number and class of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1, including Shares reserved under sub-clauses (a)-(e) of Section 2.1, (b) the Exercise Prices of and number and class of Shares subject to outstanding Options and SARs, (c) the number and class of Shares subject to other outstanding Awards, and (d) the maximum number and class of Shares that may be issued as ISOs set forth in Section 2.5, will be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities or other laws, provided that fractions of a Share will not be issued.

If, by reason of an adjustment pursuant to this Section 2.6, a Participant’s Award Agreement or other agreement related to any Award, or the Shares subject to such Award, covers additional or different shares of stock or securities, then such additional or different shares, and the Award Agreement or such other agreement in respect thereof, will be subject to all of the terms, conditions, and restrictions which were applicable to the Award or the Shares subject to such Award prior to such adjustment.

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3.           ELIGIBILITY. ISOs may be granted only to Employees. All other Awards may be granted to Employees, Consultants, Directors, and Non-Employee Directors, provided that such Consultants, Directors, and Non-Employee Directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

4.           ADMINISTRATION.

4.1.             Committee Composition; Authority. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms, and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan, except, however, the Board will establish the terms for the grant of an Award to Non-Employee Directors. The Committee will have the authority to:

(a)            construe and interpret this Plan, any Award Agreement, and any other agreement or document executed pursuant to this Plan;

(b)            prescribe, amend, and rescind rules and regulations relating to this Plan or any Award;

(c)            select persons to receive Awards;

(d)            determine the form and terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the Exercise Price, the time or times when Awards may vest and be exercised (which may be based on performance criteria) or settled, any vesting acceleration or waiver of forfeiture restrictions, the method to satisfy tax withholding obligations or any other tax liability legally due, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Committee will determine;

(e)            determine the number of Shares or other consideration subject to Awards;

(f)            determine the Fair Market Value in good faith and interpret the applicable provisions of this Plan and the definition of Fair Market Value in connection with circumstances that impact the Fair Market Value, if necessary;

(g)            determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary, or Affiliate;

(h)            grant waivers of Plan or Award conditions;

(i)            determine the vesting, exercisability, and payment of Awards;

(j)            correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(k)            determine whether an Award has been vested and/or earned;

(l)            determine the terms and conditions of any, and to institute any Exchange Program;

(m)            reduce, waive or modify any criteria with respect to Performance Factors;

(n)            adjust Performance Factors to take into account changes in law and accounting or tax rules as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events, or circumstances to avoid windfalls or hardships;

(o)            adopt terms and conditions, rules, and/or procedures (including the adoption of any subplan under this Plan) relating to the operation and administration of the Plan to accommodate requirements of local law and procedures outside of the United States or to qualify Awards for special tax treatment under laws of jurisdictions other than the United States;

(p)            exercise discretion with respect to Performance Awards;

(q)            make all other determinations necessary or advisable for the administration of this Plan; and

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(r)            delegate any of the foregoing to a subcommittee or to one or more executive officers pursuant to a specific delegation as permitted by applicable law, including Section 157(c) of the Delaware General Corporation Law.

4.2.             Committee Interpretation and Discretion. Any determination made by the Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination will be final and binding on the Company and all persons having an interest in any Award under the Plan. Any dispute regarding the interpretation of the Plan or any Award Agreement will be submitted by the Participant or Company to the Committee for review. The resolution of such a dispute by the Committee will be final and binding on the Company and the Participant. The Committee may delegate to one or more executive officers the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution will be final and binding on the Company and the Participant.

4.3.             Section 16 of the Exchange Act. Awards granted to Participants who are subject to Section 16 of the Exchange Act must be approved by two or more “non-employee directors” (as defined in the regulations promulgated under Section 16 of the Exchange Act).

4.4.             Documentation. The Award Agreement for a given Award, the Plan, and any other documents may be delivered to, and accepted by, a Participant or any other person in any manner (including electronic distribution or posting) that meets applicable legal requirements.

4.5.             Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws and practices in other countries in which the Company, its Subsidiaries, and Affiliates operate or have Employees or other individuals eligible for Awards, the Committee, in its sole discretion, will have the power and authority to: (a) determine which Subsidiaries and Affiliates will be covered by the Plan; (b) determine which individuals outside the United States are eligible to participate in the Plan, which may include individuals who provide services to the Company, Subsidiary or Affiliate under an agreement with a foreign nation or agency; (c) modify the terms and conditions of any Award granted to individuals outside the United States or foreign nationals to comply with applicable foreign laws, policies, customs, and practices; (d) establish subplans and modify exercise procedures, vesting conditions, and other terms and procedures to the extent the Committee determines such actions to be necessary or advisable (and such subplans and/or modifications will be attached to this Plan as appendices, if necessary); and (e) take any action, before or after an Award is made, that the Committee determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals, provided, however, that no action taken under this Section 4.5 will increase the Share limitations contained in Section 2.1 hereof. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards will be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

5.           OPTIONS. An Option is the right but not the obligation to purchase a Share, subject to certain conditions, if applicable. The Committee may grant Options to eligible Employees, Consultants, and Directors and will determine whether such Options will be Incentive Stock Options within the meaning of the Code (“ISOs”) or Nonqualified Stock Options (“NSOs”), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may vest and be exercised, and all other terms and conditions of the Option, subject to the following terms of this section.

5.1.             Option Grant. Each Option granted under this Plan will identify the Option as an ISO or an NSO. An Option may be, but need not be, awarded upon satisfaction of such Performance Factors during any Performance Period as are set out in advance in the Participant’s individual Award Agreement. If the Option is being earned upon the satisfaction of Performance Factors, then the Committee will: (a) determine the nature, length, and starting date of any Performance Period for each Option; and (b) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to Options that are subject to different performance goals and other criteria.

5.2.             Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, or a specified future date. The Award Agreement and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option.

Annex E-3

5.3.             Exercise Period. Options may be vested and exercisable within the times or upon the conditions as set forth in the Award Agreement governing such Option, provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted and provided further that no ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary (“Ten Percent Stockholder”) will be exercisable after the expiration of five (5) years from the date the ISO is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.4.             Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted, provided that: (a) the Exercise Price of an Option will be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant, and (b) the Exercise Price of any ISO granted to a Ten Percent Stockholder will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 11 and the Award Agreement and in accordance with any procedures established by the Company.

5.5.             Method of Exercise. Any Option granted hereunder will be vested and exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Committee and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company receives: (a) notice of exercise (in such form as the Committee may specify from time to time) from the person entitled to exercise the Option (and/or via electronic execution through the authorized third-party administrator), and (b) full payment for the Shares with respect to which the Option is exercised (together with applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Committee and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 2.6 of the Plan. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

5.6.             Termination of Service. If the Participant’s Service terminates for any reason except for Cause or the Participant’s death or Disability, then the Participant may exercise such Participant’s Options only to the extent that such Options would have been exercisable by the Participant on the date Participant’s Service terminates no later than three (3) months after the date Participant’s Service terminates (or such shorter or longer time period as may be determined by the Committee, with any exercise of an ISO beyond three (3) months after the date Participant’s employment terminates deemed to be the exercise of an NSO), but in any event no later than the expiration date of the Options.

(a)            Death. If the Participant’s Service terminates because of the Participant’s death (or the Participant dies within three (3) months after Participant’s Service terminates other than for Cause or because of the Participant’s Disability), then the Participant’s Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the date Participant’s Service terminates and must be exercised by the Participant’s legal representative, or authorized assignee, no later than twelve (12) months after the date Participant’s Service terminates (or such shorter or longer time period as may be determined by the Committee), but in any event no later than the expiration date of the Options.

(b)            Disability. If the Participant’s Service terminates because of the Participant’s Disability, then the Participant’s Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the date Participant’s Service terminates and must be exercised by the Participant (or the Participant’s legal representative or authorized assignee) no later than twelve (12) months after the date Participant’s Service terminates (or such shorter or longer time period as may be determined by the Committee, with any exercise beyond (a) three (3) months after the date Participant’s employment terminates when the termination of Service is for a

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Disability that is not a “permanent and total disability” as defined in Section 22(e)(3) of the Code or (b) twelve (12) months after the date Participant’s employment terminates when the termination of Service is for a Disability that is a “permanent and total disability” as defined in Section 22(e)(3) of the Code, deemed to be exercise of an NSO), but in any event no later than the expiration date of the Options.

(c)            Cause. Unless otherwise determined by the Committee, if the Participant’s Service terminates for Cause, then Participant’s Options (whether or not vested) will expire on the date of termination of Participant’s Service if the Committee has reasonably determined in good faith that such cessation of Services has resulted in connection with an act or failure to act constituting Cause (or such Participant’s Services could have been terminated for Cause (without regard to the lapsing of any required notice or cure periods in connection therewith) at the time such Participant terminated Service), or at such later time and on such conditions as are determined by the Committee, but in any event no later than the expiration date of the Options. Unless otherwise provided in an employment agreement, Award Agreement, or other applicable agreement, Cause will have the meaning set forth in the Plan.

5.7.             Limitations on ISOs. With respect to Awards granted as ISOs, to the extent that the aggregate Fair Market Value of the Shares with respect to which such ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as NSOs. For purposes of this Section 5.7, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

5.8.             Modification, Extension or Renewal. The Committee may modify, extend, or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant’s rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed, or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to Section 18 of this Plan, by written notice to affected Participants, the Committee may reduce the Exercise Price of outstanding Options without the consent of such Participants, provided, however, that the Exercise Price may not be reduced below the Fair Market Value on the date the action is taken to reduce the Exercise Price.

5.9.             No Disqualification. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended, or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code.

6.           RESTRICTED STOCK UNITS. A Restricted Stock Unit (“RSU”) is an award to an eligible Employee, Consultant, or Director covering a number of Shares that may be settled by issuance of those Shares (which may consist of Restricted Stock) or in cash. All RSUs will be made pursuant to an Award Agreement.

6.1.             Terms of RSUs. The Committee will determine the terms of an RSU including, without limitation: (a) the number of Shares subject to the RSU, (b) the time or times during which the RSU may be settled, (c) the consideration to be distributed on settlement, and (d) the effect of the Participant’s termination of Service on each RSU, provided that no RSU will have a term longer than ten (10) years. An RSU may be awarded upon satisfaction of such performance goals based on Performance Factors during any Performance Period as are set out in advance in the Participant’s Award Agreement. If the RSU is being earned upon satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length, and starting date of any Performance Period for the RSU; (ii) select from among the Performance Factors to be used to measure the performance, if any; and (iii) determine the number of Shares deemed subject to the RSU. Performance Periods may overlap and Participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods and different performance goals and other criteria. The Committee may adjust the performance goals to account for changes in law and accounting and to make such adjustments as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships, including without limitation (i) restructurings,

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discontinued operations, extraordinary items, and other unusual or non-recurring changes, (ii) an event either not directly related to the operations of the Company or not within the reasonable control of the Company’s management, or (iii) a change in accounting standards required by generally accepted accounting principles.

6.2.             Form and Timing of Settlement. Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the Committee and set forth in the Award Agreement. The Committee, in its sole discretion, may settle earned RSUs in cash, Shares, or a combination of both. The Committee may also permit a Participant to defer payment under a RSU to a date or dates after the RSU is earned, provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.

6.3.             Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on such date Participant’s Service terminates (unless determined otherwise by the Committee).

7.           RESTRICTED STOCK AWARDS. A Restricted Stock Award is an offer by the Company to sell to an eligible Employee, Consultant, or Director Shares that are subject to restrictions (“Restricted Stock”). The Committee will determine to whom an offer will be made, the number of Shares the Participant may purchase, the Purchase Price, the restrictions under which the Shares will be subject, and all other terms and conditions of the Restricted Stock Award, subject to the Plan.

7.1.             Restricted Stock Purchase Agreement. All purchases under a Restricted Stock Award will be evidenced by an Award Agreement. Except as may otherwise be provided in an Award Agreement, a Participant accepts a Restricted Stock Award by signing and delivering to the Company an Award Agreement with full payment of the Purchase Price, within thirty (30) days from the date the Award Agreement was delivered to the Participant. If the Participant does not accept such Award within thirty (30) days, then the offer to purchase such Restricted Stock Award will terminate, unless the Committee determines otherwise.

7.2.             Purchase Price. The Purchase Price for Shares issued pursuant to a Restricted Stock Award will be determined by the Committee and may be less than Fair Market Value on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 11 of the Plan, and the Award Agreement and in accordance with any procedures established by the Company.

7.3.             Terms of Restricted Stock Awards. Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may be based on completion of a specified period of Service with the Company or upon completion of Performance Factors, if any, during any Performance Period as set out in advance in the Participant’s Award Agreement. Prior to the grant of a Restricted Stock Award, the Committee will: (a) determine the nature, length, and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Factors to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.

7.4.             Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on such date Participant’s Service terminates (unless determined otherwise by the Committee).

8.           STOCK BONUS AWARDS. A Stock Bonus Award is an award to an eligible Employee, Consultant, or Director of Shares for Services to be rendered or for past Services already rendered to the Company or any Parent, Subsidiary, or Affiliate. All Stock Bonus Awards will be made pursuant to an Award Agreement. No payment from the Participant will be required for Shares awarded pursuant to a Stock Bonus Award.

8.1.             Terms of Stock Bonus Awards. The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified period of Service with the Company or upon satisfaction of performance goals based on Performance Factors during any Performance Period as set out in advance in the Participant’s Stock Bonus Agreement. Prior to the grant of any Stock Bonus Award the Committee will: (a) determine the restrictions to which the Stock Bonus Award is subject, including the nature, length, and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Factors, if any, to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria.

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8.2.             Form of Payment to Participant. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment, as determined in the sole discretion of the Committee.

8.3.             Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on such date Participant’s Service terminates (unless determined otherwise by the Committee).

9.           STOCK APPRECIATION RIGHTS. A Stock Appreciation Right (“SAR”) is an award to an eligible Employee, Consultant, or Director that may be settled in cash or Shares (which may consist of Restricted Stock) having a value equal to (a) the difference between the Fair Market Value on the date of exercise over the Exercise Price multiplied by (b) the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in an Award Agreement). All SARs will be made pursuant to an Award Agreement.

9.1.             Terms of SARs. The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares subject to the SAR, (b) the Exercise Price and the time or times during which the SAR may be exercised and settled, (c) the consideration to be distributed on exercise and settlement of the SAR, and (d) the effect of the Participant’s termination of Service on each SAR. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted and may not be less than Fair Market Value of the Shares on the date of grant. A SAR may be awarded upon satisfaction of Performance Factors, if any, during any Performance Period as are set out in advance in the Participant’s individual Award Agreement. If the SAR is being earned upon the satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length, and starting date of any Performance Period for each SAR; and (ii) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different Performance Factors and other criteria.

9.2.             Exercise Period and Expiration Date. A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the Award Agreement governing such SAR. The SAR Agreement will set forth the expiration date, provided that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Factors), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee). Notwithstanding the foregoing, the rules of Section 5.6 also will apply to SARs.

9.3.             Form of Settlement. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying (a) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price, by (b) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment from the Company for the SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. The portion of a SAR being settled may be paid currently or on a deferred basis with such interest, if any, as the Committee determines, provided that the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.

9.4.             Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee).

10.         PERFORMANCE AWARDS.

10.1.           Types of Performance Awards. A Performance Award is an award to an eligible Employee, Consultant, or Director that is based upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee, and may be settled in cash, Shares (which may consist of, without limitation, Restricted Stock), other property, or any combination thereof. Grants of Performance Awards will be made pursuant to an Award Agreement that cites Section 10 of the Plan. The Committee may adjust the performance goals to account for changes in law and accounting and to make such adjustments as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships, including

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without limitation (i) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring changes, (ii) an event either not directly related to the operations of the Company or not within the reasonable control of the Company’s management, or (iii) a change in accounting standards required by generally accepted accounting principles.

(a)            Performance Shares. The Committee may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded, and determine the number of Performance Shares and the terms and conditions of each such Award. Each Performance Share will have an initial value equal to the Fair Market Value of as Share on the date of grant. Performance Shares will consist of a unit valued by reference to a designated number of Shares, the value of which may be paid to the Participant by delivery of Shares or, if set forth in the instrument evidencing the Award, of such property as the Committee will determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. The amount to be paid under an Award of Performance Shares may be adjusted on the basis of such further consideration as the Committee will determine in its sole discretion.

(b)            Performance Units. The Committee may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded, and determine the number of Performance Units and the terms and conditions of each such Award. Performance Units will consist of a unit valued by reference to a designated amount of property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee will determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee.

(c)            Cash-Settled Performance Awards. The Committee may also grant cash-settled Performance Awards to Participants under the terms of this Plan. Such awards will be based on the attainment of performance goals using the Performance Factors within this Plan that are established by the Committee for the relevant performance period.

10.2.           Terms of Performance Awards. The Committee will determine, and each Award Agreement will set forth, the terms of each Performance Award including, without limitation: (a) the amount of any cash bonus, (b) the number of Shares deemed subject to an award of Performance Shares, (c) the Performance Factors and Performance Period that will determine the time and extent to which each award of Performance Shares will be settled, (d) the consideration to be distributed on settlement, and (e) the effect of the Participant’s termination of Service on each Performance Award. In establishing Performance Factors and the Performance Period the Committee will: (i) determine the nature, length, and starting date of any Performance Period; (ii) select from among the Performance Factors to be used; and (iii) determine the number of Shares deemed subject to the award of Performance Shares. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant. Prior to settlement the Committee will determine the extent to which Performance Awards have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Awards that are subject to different Performance Periods and different performance goals and other criteria.

10.3.           Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee).

11.         PAYMENT FOR SHARE PURCHASES. Payment from a Participant for Shares purchased pursuant to this Plan may be made in cash or by check or, where expressly approved for the Participant by the Committee and where permitted by law (and to the extent not otherwise set forth in the applicable Award Agreement):

(a)            by cancellation of indebtedness of the Company to the Participant;

(b)            by surrender of shares of the Company held by the Participant that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Award will be exercised or settled;

(c)            by waiver of compensation due or accrued to the Participant for services rendered or to be rendered to the Company or a Parent or Subsidiary of the Company;

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(d)            by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Company in connection with the Plan;

(e)            by any combination of the foregoing; or

(f)            by any other method of payment as is permitted by applicable law.

The Committee may limit the availability of any method of payment, to the extent the Committee determines, in its discretion, such limitation is necessary or advisable to comply with applicable law or facilitate the administration of the Plan.

12.         GRANTS TO NON-EMPLOYEE DIRECTORS.

12.1.           General. Non-Employee Directors are eligible to receive any type of Award offered under this Plan except ISOs. Awards pursuant to this Section 12 may be automatically made pursuant to policy adopted by the Board, or made from time to time as determined in the discretion of the Board. No Non-Employee Director may receive Awards under the Plan that, when combined with cash compensation received for service as a Non-Employee Director, exceed Seven Hundred Fifty Thousand Dollars ($750,000) in value (as described below) in any calendar year; provided, however, that a Non-Employee Director may receive up to One Million Dollars ($1,000,000) in value in his or her initial year of service as a Non-Employee Director. The value of Awards for purposes of complying with this maximum will be determined as follows: (a) for Options and SARs, grant date fair value will be calculated using the Company’s regular valuation methodology for determining the grant date fair value of Options for reporting purposes, and (b) for all other Awards other than Options and SARs, grant date fair value will be determined by either (i) calculating the product of the Fair Market Value per Share on the date of grant and the aggregate number of Shares subject to the Award, or (ii) calculating the product using an average of the Fair Market Value over a number of trading days and the aggregate number of Shares subject to the Award as determined by the Committee. Awards granted to an individual while he or she was serving in the capacity as an Employee or while he or she was a Consultant but not a Non-Employee Director will not count for purposes of the limitations set forth in this Section 12.1.

12.2.           Eligibility. Awards pursuant to this Section 12 will be granted only to Non-Employee Directors. A Non-Employee Director who is elected or re-elected as a member of the Board will be eligible to receive an Award under this Section 12.

12.3.           Vesting, Exercisability and Settlement. Except as set forth in Section 21, Awards will vest, become exercisable, and be settled as determined by the Board. With respect to Options and SARs, the exercise price granted to Non-Employee Directors will not be less than the Fair Market Value of the Shares at the time that such Option or SAR is granted.

12.4.           Election to Receive Awards in Lieu of Cash. A Non-Employee Director may elect to receive his or her annual retainer payments and/or meeting fees from the Company in the form of cash or Awards or a combination thereof, if permitted, and as determined, by the Committee. Such Awards will be issued under the Plan. An election under this Section 12.4 will be filed with the Company on the form prescribed by the Company.

13.         WITHHOLDING TAXES.

13.1.           Withholding Generally. Whenever Shares are to be issued in satisfaction of Awards granted under this Plan or a tax event occurs, the Company may require the Participant to remit to the Company, or to the Parent, Subsidiary, or Affiliate, as applicable, employing the Participant an amount sufficient to satisfy applicable U.S. federal, state, local, and international income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax liability legally due from the Participant (the tax-related items, the “Tax-Related Items”) prior to the delivery of Shares pursuant to exercise or settlement of any Award. Whenever payments in satisfaction of Awards granted under this Plan are to be made in cash, such payment will be net of an amount sufficient to satisfy applicable withholding obligations for Tax-Related Items. Unless otherwise determined by the Committee, the Fair Market Value of the Shares will be determined as of the date that the taxes are required to be withheld and such Shares will be valued based on the value of the actual trade or, if there is none, the Fair Market Value of the Shares as of the previous trading day.

13.2.           Stock Withholding. The Committee, or its delegate(s), as permitted by applicable law, in its sole discretion and pursuant to such procedures as it may specify from time to time and to limitations of local law, may require or permit a Participant to satisfy such Tax Related Items legally due from the Participant, in whole or in part by

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(without limitation) (a) paying cash, (b) having the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the Tax-Related Items to be withheld, (c) delivering to the Company already-owned shares having a Fair Market Value equal to the Tax-Related Items to be withheld, or (d) withholding from the proceeds of the sale of otherwise deliverable Shares acquired pursuant to an Award either through a voluntary sale or through a mandatory sale arranged by the Company. The Company may withhold or account for these Tax-Related Items by considering applicable statutory withholding rates or other applicable withholding rates, including up to the maximum permissible statutory tax rate for the applicable tax jurisdiction, to the extent consistent with applicable laws.

14.         TRANSFERABILITY. Unless determined otherwise by the Committee, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. If the Committee makes an Award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or by domestic relations order to a Permitted Transferee, such Award will contain such additional terms and conditions as the Committee deems appropriate. All Awards will be exercisable: (a) during the Participant’s lifetime only by the Participant or the Participant’s guardian or legal representative; (b) after the Participant’s death, by the legal representative of the Participant’s heirs or legatees; and (c) in the case of all awards except ISOs, by a Permitted Transferee. Notwithstanding any contrary provision of the Plan, the Committee shall have all discretion and authority to determine and implement the terms and conditions of any Award Transfer Program instituted pursuant to this Section 14 and shall have the authority to amend the terms of any Award participating, or otherwise eligible to participate in, the Award Transfer Program, including (but not limited to) the authority to (a) amend (including to extend) the expiration date, post-termination exercise period and/or forfeiture conditions of any such Award, (b) amend or remove any provisions of the Award relating to the Award holder’s continued service to the Company or its Parent or any Subsidiary, (c) amend the permissible payment methods with respect to the exercise or purchase of any such Award, (d) amend the adjustments to be implemented in the event of changes in the capitalization and other similar events with respect to such Award, and (e) make such other changes to the terms of such Award as the Committee deems necessary or appropriate in its sole discretion.

15.         PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES.

15.1.           Voting and Dividends. No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant, except for any Dividend Equivalent Rights permitted by an applicable Award Agreement. Any Dividend Equivalent Rights will be subject to the same vesting or performance conditions as the underlying Award. In addition, the Committee may provide that any Dividend Equivalent Rights permitted by an applicable Award Agreement will be deemed to have been reinvested in additional Shares or otherwise reinvested. After Shares are issued to the Participant, the Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock; provided, further, that the Participant will have no right to such stock dividends or stock distributions with respect to Unvested Shares, and any such dividends or stock distributions will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares. The Committee, in its discretion, may provide in the Award Agreement evidencing any Award that the Participant will be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Shares underlying an Award during the period beginning on the date the Award is granted and ending, with respect to each Share subject to the Award, on the earlier of the date on which the Award is exercised or settled or the date on which it is forfeited provided, that no Dividend Equivalent Right will be paid with respect to the Unvested Shares, and such dividends or stock distributions will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares. Such Dividend Equivalent Rights, if any, will be credited to the Participant in the form of additional whole Shares as of the date of payment of such cash dividends on Shares.

15.2.           Restrictions on Shares. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a “Right of Repurchase”) a portion of any or all Unvested Shares held by a Participant following such Participant’s termination of Service at any time within ninety (90) days (or such longer or shorter time determined by the Committee) after the later of the date Participant’s Service terminates and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant’s Purchase Price or Exercise Price, as the case may be.

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16.         CERTIFICATES. All Shares or other securities whether or not certificated, delivered under this Plan will be subject to such stock transfer orders, legends, and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable U.S. federal, state, or foreign securities law, or any rules, regulations, and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted, and any non-U.S. exchange controls or securities law restrictions to which the Shares are subject.

17.         ESCROW; PLEDGE OF SHARES. To enforce any restrictions on a Participant’s Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates. Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under this Plan will be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of the Participant’s obligation to the Company under the promissory note, provided, however, that the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, the Company will have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant’s Shares or other collateral. In connection with any pledge of the Shares, the Participant will be required to execute and deliver a written pledge agreement in such form as the Committee will from time to time approve. The Shares purchased with the promissory note may be released from the pledge on a pro rata basis as the promissory note is paid.

18.         REPRICING; EXCHANGE AND BUYOUT OF AWARDS. Without prior stockholder approval the Committee may (a) reprice Options or SARs (and where such repricing is a reduction in the Exercise Price of outstanding Options or SARs, the consent of the affected Participants is not required provided written notice is provided to them, notwithstanding any adverse tax consequences to them arising from the repricing), and (b) with the consent of the respective Participants (unless not required pursuant to Section 5.9 of the Plan), pay cash or issue new Awards in exchange for the surrender and cancellation of any, or all, outstanding Awards.

19.         SECURITIES LAW AND OTHER REGULATORY COMPLIANCE. An Award will not be effective unless such Award is in compliance with all applicable U.S. and foreign federal and state securities and exchange control and other laws, rules, and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable and/or (b) completion of any registration or other qualification of such Shares under any state, federal, or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification, or listing requirements of any foreign or state securities laws, exchange control laws, stock exchange, or automated quotation system, and the Company will have no liability for any inability or failure to do so.

20.         NO OBLIGATION TO EMPLOY. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Parent, Subsidiary, or Affiliate or limit in any way the right of the Company or any Parent, Subsidiary, or Affiliate to terminate Participant’s employment or other relationship at any time.

21.         CORPORATE TRANSACTIONS.

21.1.           Assumption or Replacement of Awards by Successor. In the event that the Company is subject to a Corporate Transaction, outstanding Awards acquired under the Plan shall be subject to the agreement evidencing the Corporate Transaction, which need not treat all outstanding Awards in an identical manner. Such agreement, without the Participant’s consent, shall provide for one or more of the following with respect to all outstanding Awards as of the effective date of such Corporate Transaction:

(a)            The continuation of an outstanding Award by the Company (if the Company is the successor entity).

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(b)            The assumption of an outstanding Award by the successor or acquiring entity (if any) of such Corporate Transaction (or by its parents, if any), which assumption, will be binding on all selected Participants; provided that the exercise price and the number and nature of shares issuable upon exercise of any such option or stock appreciation right, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable.

(c)            The substitution by the successor or acquiring entity in such Corporate Transaction (or by its parents, if any) of equivalent awards with substantially the same terms for such outstanding Awards (except that the exercise price and the number and nature of shares issuable upon exercise of any such option or stock appreciation right, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable).

(d)            The full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding Award and lapse of the Company’s right to repurchase or re-acquire shares acquired under an Award or lapse of forfeiture rights with respect to shares acquired under an Award.

(e)            The settlement of the full value of such outstanding Award (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity (or its parent, if any) with a fair market value equal to the required amount, followed by the cancellation of such Awards; provided however, that such Award may be cancelled if such Award has no value, as determined by the Committee, in its discretion.

Subject to Section 409A of the Code, such payment may be made in installments and may be deferred until the date or dates the Award would have become exercisable or vested. Such payment may be subject to vesting based on the Participant’s continued service, provided that the vesting schedule shall not be less favorable to the Participant than the schedule under which the Award would have become vested or exercisable. For purposes of this Section 21.1(e), the fair market value of any security shall be determined without regard to any vesting conditions that may apply to such security.

(f)            The cancellation of outstanding Awards in exchange for no consideration.

The Board shall have full power and authority to assign the Company’s right to repurchase or re-acquire or forfeiture rights to such successor or acquiring corporation. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, then the Committee will notify each Participant in writing or electronically that such Participant’s Award will, if exercisable, be exercisable for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period. Awards need not be treated similarly in a Corporate Transaction and treatment may vary from Award to Award and/or from Participant to Participant.

21.2.           Assumption of Awards by the Company. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either: (a) granting an Award under this Plan in substitution of such other company’s award, or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the Purchase Price or the Exercise Price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price. Substitute Awards will not reduce the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in a calendar year.

21.3.           Non-Employee Directors’ Awards. Notwithstanding any provision to the contrary herein, in the event of a Corporate Transaction, the vesting of all Awards granted to Non-Employee Directors will accelerate and such Awards will become exercisable (as applicable) in full prior to the consummation of such event at such times and on such conditions as the Committee determines.

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22.         ADOPTION AND STOCKHOLDER APPROVAL. This Plan will be submitted for the approval of the Company’s stockholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board.

23.         TERM OF PLAN/GOVERNING LAW. Unless earlier terminated as provided herein, this Plan will become effective on the Effective Date and will terminate ten (10) years from the date this Plan is adopted by the Board. This Plan and all Awards granted hereunder will be governed by and construed in accordance with the laws of the State of Delaware (excluding its conflict of laws rules).

24.         AMENDMENT OR TERMINATION OF PLAN. The Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan, provided, however, that the Board will not, without the approval of the stockholders of the Company, amend this Plan in any manner that requires such stockholder approval, provided further that a Participant’s Award will be governed by the version of this Plan then in effect at the time such Award was granted. No termination or amendment of the Plan will affect any then-outstanding Award unless expressly provided by the Committee. In any event, no termination or amendment of the Plan or any outstanding Award may adversely affect any then outstanding Award without the consent of the Participant, unless such termination or amendment is necessary to comply with applicable law, regulation, or rule.

25.         NONEXCLUSIVITY OF THE PLAN. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

26.         INSIDER TRADING POLICY. Each Participant who receives an Award will comply with any policy adopted by the Company from time to time covering transactions in the Company’s securities by Employees, officers, and/or Directors of the Company, as well as with any applicable insider trading or market abuse laws to which the Participant may be subject.

27.         ALL AWARDS SUBJECT TO COMPANY CLAWBACK OR RECOUPMENT POLICY. All Awards, subject to applicable law, will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of Participant’s employment or other service with the Company that is applicable to officers, Employees, Directors or other service providers of the Company, and in addition to any other remedies available under such policy and applicable law, may require the cancellation of outstanding Awards and the recoupment of any gains realized with respect to Awards.

28.         DEFINITIONS. As used in this Plan, and except as elsewhere defined herein, the following terms will have the following meanings:

28.1.           “Affiliate” means (a) any entity that, directly or indirectly, is controlled by, controls, or is under common control with, the Company, and (b) any entity in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.

28.2.           “Award” means any award under the Plan, including any Option, Performance Award, Cash Award, Restricted Stock, Stock Bonus, Stock Appreciation Right, or Restricted Stock Unit.

28.3.           “Award Agreement” means, with respect to each Award, the written or electronic agreement between the Company and the Participant setting forth the terms and conditions of the Award, and country-specific appendix thereto for grants to non-U.S. Participants, which will be in substantially a form (which need not be the same for each Participant) that the Committee (or in the case of Award agreements that are not used for Insiders, the Committee’s delegate(s)) has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

28.4.           “Award Transfer Program” means any program instituted by the Committee which would permit Participants the opportunity to transfer any outstanding Awards to a financial institution or other person or entity approved by the Committee.

28.5.           “Board” means the Board of Directors of the Company.

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28.6.           “Cause” means (i) an unauthorized use or disclosure by Participant of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company or is reasonably likely to cause material harm to the Company, (ii) a material breach of any agreement between Participant and the Company, (iii) a material failure to comply with the Company’s written policies or rules that has caused or is reasonably likely to cause material injury to the Company, its successor, or its affiliates, or any of their business, (iv) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state thereof, (v) willful misconduct that has caused or is reasonably likely to cause material injury to the Company, its successor, or its affiliates, or any of their businesses, (vi) embezzlement, (vii) failure to cooperate with the Company in any investigation or formal proceeding if the Company has requested Participant’s reasonable cooperation, (viii) violation of any applicable federal, state or foreign statutes or laws that govern or regulate employment, pharmaceutical drugs or securities, including but not limited to the laws enforced by the federal Equal Employment Opportunity Commission, Department of Labor, Food and Drug Administration, Securities and Exchange Commission and Department of Justice or (ix) a continued failure to perform assigned duties after receiving written notification of such failure from the Company’s Chief Executive Officer; provided that Participant must be provided with written notice of Participant’s termination for “Cause” and Participant must be provided with a thirty (30) day period following Participant’s receipt of such notice to cure the event(s) that trigger “Cause,” with the Company’s Chief Executive Officer making the final determination whether Participant has cured any Cause. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. This definition does not in any way limit the Company’s or any Parent’s or Subsidiary’s ability to terminate a Participant’s employment or services at any time. Notwithstanding the foregoing, the foregoing definition of “Cause” may, in part or in whole, be modified or replaced in each individual employment agreement, Award Agreement, or other applicable agreement with any Participant, provided that such document explicitly supersedes the definition provided in this Section.

28.7.           “Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

28.8.           “Committee” means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

28.9.           “Common Stock” means the common stock of the Company.

28.10.         “Company” means Calidi Biotherapeutics, Inc., a Delaware corporation, or any successor corporation.

28.11.         “Consultant” means any natural person, including an advisor or independent contractor, engaged by the Company or a Parent, Subsidiary, or Affiliate to render services to such entity.

28.12.         “Corporate Transaction” means the occurrence of any of the following events: (a) any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities, provided, however, that for purposes of this subclause (a) the acquisition of additional securities by any one Person who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered a Corporate Transaction; (b) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; (c) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; (d) any other transaction which qualifies as a “corporate transaction” under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of capital stock of the Company), or (e) a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by members of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subclause (e), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Corporate Transaction. For purposes of this definition, Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase,

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or acquisition of stock, or similar business transaction with the Company. Notwithstanding the foregoing, to the extent that any amount constituting deferred compensation (as defined in Section 409A of the Code) would become payable under this Plan by reason of a Corporate Transaction, such amount will become payable only if the event constituting a Corporate Transaction would also qualify as a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, each as defined within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and IRS guidance that has been promulgated or may be promulgated thereunder from time to time.

28.13.         “Director” means a member of the Board.

28.14.         “Disability” means in the case of incentive stock options, total and permanent disability as defined in Section 22(e)(3) of the Code and in the case of other Awards, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

28.15.         “Dividend Equivalent Right” means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash, stock, or other property dividends in amounts equal equivalent to cash, stock, or other property dividends for each Share represented by an Award held by such Participant.

28.16.         “Effective Date” means the effective time of the Company’s [___________________________] described in the Company’s Form S-4 Registration Statement (SEC File No. : 333-_____________), subject to approval of the Plan by the Company’s stockholders.

28.17.         “Employee” means any person, including officers and Directors, providing services as an employee to the Company or any Parent, Subsidiary, or Affiliate. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

28.18.         “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

28.19.         “Exchange Program” means a program pursuant to which (a) outstanding Awards are surrendered, cancelled, or exchanged for cash, the same type of Award, or a different Award (or combination thereof); or (b) the exercise price of an outstanding Award is increased or reduced.

28.20.         “Exercise Price” means, with respect to an Option, the price at which a holder may purchase the Shares issuable upon exercise of an Option and with respect to a SAR, the price at which the SAR is granted to the holder thereof.

28.21.         “Fair Market Value” means, as of any date, the value of a Share, determined as follows:

(a)            if such common stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the common stock is listed or admitted to trading as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b)            if such common stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c)            by the Board or the Committee in good faith.

28.22.         “Insider” means an officer or Director of the Company or any other person whose transactions in the Company’s common stock are subject to Section 16 of the Exchange Act.

28.23.         [RESERVED]

28.24.         “IRS” means the United States Internal Revenue Service.

28.25.         “Non-Employee Director” means a Director who is not an Employee of the Company or any Parent, Subsidiary, or Affiliate.

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28.26.         “Option” means an award of an option to purchase Shares pursuant to Section 5.

28.27.         “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.28.         “Participant” means a person who holds an Award under this Plan.

28.29.         “Performance Award” means an Award as defined in Section 10 and granted under the Plan, the payment of which is contingent upon achieving certain performance goals established by the Committee.

28.30.         “Performance Factors” means any of the factors selected by the Committee and specified in an Award Agreement, from among the following measures, either individually, alternatively or in any combination, applied to the Company as a whole or any business unit or Subsidiary, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, to determine whether the performance goals established by the Committee with respect to applicable Awards have been satisfied:

(a)            profit before tax;

(b)            billings;

(c)            revenue;

(d)            net revenue;

(e)            earnings (which may include earnings before interest and taxes, earnings before taxes, net earnings, stock-based compensation expenses, depreciation, and amortization);

(f)            operating income;

(g)            operating margin;

(h)            operating profit;

(i)            controllable operating profit or net operating profit;

(j)            net profit;

(k)            gross margin;

(l)            operating expenses or operating expenses as a percentage of revenue;

(m)            net income;

(n)            earnings per share;

(o)            total stockholder return;

(p)            market share;

(q)            return on assets or net assets;

(r)            the Company’s stock price;

(s)            growth in stockholder value relative to a pre-determined index;

(t)            return on equity;

(u)            return on invested capital;

(v)            cash flow (including free cash flow or operating cash flows);

(w)            cash conversion cycle;

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(x)            economic value added;

(y)            individual confidential business objectives;

(z)            contract awards or backlog;

(aa)            overhead or other expense reduction;

(bb)            credit rating;

(cc)            strategic plan development and implementation;

(dd)            succession plan development and implementation;

(ee)            improvement in workforce diversity;

(ff)            customer indicators and/or satisfaction;

(gg)            new product invention or innovation;

(hh)            attainment of research and development milestones;

(ii)            improvements in productivity;

(jj)            bookings;

(kk)            attainment of objective operating goals and employee metrics;

(ll)            sales;

(mm)            expenses;

(nn)            balance of cash, cash equivalents, and marketable securities;

(oo)            completion of an identified special project;

(pp)            completion of a joint venture or other corporate transaction;

(qq)            employee satisfaction and/or retention;

(rr)            research and development expenses;

(ss)            working capital targets and changes in working capital; and

(tt)            any other metric that is capable of measurement as determined by the Committee.

The Committee may provide for one or more equitable adjustments to the Performance Factors to preserve the Committee’s original intent regarding the Performance Factors at the time of the initial award grant, such as but not limited to, adjustments in recognition of unusual or non-recurring items such as acquisition related activities or changes in applicable accounting rules. It is within the sole discretion of the Committee to make or not make any such equitable adjustments.

28.31.         “Performance Period” means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Factors will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Award.

28.32.         “Performance Share” means an Award as defined in Section 10 and granted under the Plan, the payment of which is contingent upon achieving certain performance goals established by the Committee.

28.33.         “Performance Unit” means an Award as defined in Section 10 and granted under the Plan, the payment of which is contingent upon achieving certain performance goals established by the Committee.

28.34.         “Permitted Transferee” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships) of the Employee, any person sharing the Employee’s household

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(other than a tenant or employee), a trust in which these persons (or the Employee) have more than 50% of the beneficial interest, a foundation in which these persons (or the Employee) control the management of assets, and any other entity in which these persons (or the Employee) own more than 50% of the voting interests.

28.35.         “Plan” means this Calidi Biotherapeutics, Inc. 2022 Equity Incentive Plan.

28.36.         “Purchase Price” means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or SAR.

28.37.         “Restricted Stock Award” means an Award as defined in Section 6 and granted under the Plan, or issued pursuant to the early exercise of an Option.

28.38.         “Restricted Stock Unit” means an Award as defined in Section 9 and granted under the Plan.

28.39.         “SEC” means the United States Securities and Exchange Commission.

28.40.         “Securities Act” means the United States Securities Act of 1933, as amended.

28.41.         “Service” will mean service as an Employee, Consultant, Director, or Non-Employee Director, to the Company or a Parent, Subsidiary, or Affiliate, subject to such further limitations as may be set forth in the Plan or the applicable Award Agreement. An Employee will not be deemed to have ceased to provide Service in the case of (a) sick leave, (b) military leave, or (c) any leave of absence approved by the Company; provided however, that such leave is for a period of not more than 90 days (x) unless reemployment upon the expiration if such leave is guaranteed by contract or statute, or (y) unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing. In the case of any Employee on an approved leave of absence or a reduction in hours worked (for illustrative purposes only, a change in schedule from that of full-time to part-time), the Committee may make such provisions respecting suspension of or modification to vesting of the Award while on leave from the employ of the Company or a Parent, Subsidiary or Affiliate or during such change in working hours as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the applicable Award Agreement. In the event of military or other protected leave, if required by applicable laws, vesting will continue for the longest period that vesting continues under any other statutory or Company approved leave of absence and, upon a Participant’s returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she will be given vesting credit with respect to Awards to the same extent as would have applied had the Participant continued to provide Service to the Company throughout the leave on the same terms as he or she was providing Service immediately prior to such leave. An employee shall have terminated employment as of the date he or she ceases to provide Service (regardless of whether the termination is in breach of local employment laws or is later found to be invalid) and employment shall not be extended by any notice period or garden leave mandated by local law, provided, however, that a change in status between an Employee, Consultant, Director or Non-Employee Director shall not terminate the Participant’s Service, unless determined by the Committee, in its discretion or to the extent set forth in the applicable Award Agreement. The Committee will have sole discretion to determine whether a Participant has ceased to provide Service and the effective date on which the Participant ceased to provide Service. An employee will have terminated employment as of the date he or she ceases to provide Service (regardless of whether the termination is in breach of local employment laws or is later found to be invalid) and employment will not be extended by any notice period or garden leave mandated by local law, provided, however, that a change in status from an Employee to a Consultant or Non-Employee Director (or vice versa) will not terminate the Participant’s Service, unless determined by the Committee, in its discretion. The Committee will have sole discretion to determine whether a Participant has ceased to provide Service and the effective date on which the Participant ceased to provide Service.

28.42.         “Shares” means shares of the Common Stock and the common stock of any successor entity of the Company.

28.43.         “Stock Appreciation Right” means an Award defined in Section 8 and granted under the Plan.

28.44.         “Stock Bonus” means an Award defined in Section 7 and granted under the Plan.

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28.45.         “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.46.         “Treasury Regulations” means regulations promulgated by the United States Treasury Department.

28.47.         “Unvested Shares” means Shares that have not yet vested or are subject to a right of repurchase in favor of the Company (or any successor thereto).

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ANNEX F

CALIDI BIOTHERAPEUTICS, INC.

2022 EMPLOYEE STOCK PURCHASE PLAN

1.           GENERAL; PURPOSE.

(a)            The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan.

(b)            The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

(c)            The Company, by means of the Plan, seeks to retain the services of Eligible Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2.           ADMINISTRATION.

(a)            The Board or the Committee will administer the Plan. References herein to the Board shall be deemed to refer to the Committee except where context dictates otherwise.

(b)            The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)            To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii)            To designate from time to time (A) which Related Corporations will be eligible to participate in the Plan as Designated 423 Corporations, (B) which Related Corporations or Affiliates will be eligible to participate in the Plan as Designated Non-423 Corporations, and (C) which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iii)            To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv)            To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v)            To suspend or terminate the Plan at any time as provided in Section 12.

(vi)            To amend the Plan at any time as provided in Section 12.

(vii)            Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.

(viii)            To adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of

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beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Designated Non-423 Corporation, do not have to comply with the requirements of Section 423 of the Code.

(c)            The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Further, to the extent not prohibited by Applicable Law, the Board or Committee may, from time to time, delegate some or all of its authority under the Plan to one or more officers of the Company or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d)            All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.           SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a)            Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed [•] shares of Common Stock, plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of ten years commencing on January 1, 2023 and ending on (and including) January 1, 2032, in an amount equal to the lesser of (i) 1% of the total number of shares of Common Stock outstanding or issuable upon conversion or exercise of outstanding instruments on December 31st of the preceding calendar year, and (ii) [•] shares of Common Stock. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.

(b)            If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c)            The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4.           GRANT OF PURCHASE RIGHTS; OFFERING.

(a)            The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and, with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

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(b)            If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company or a third party designated by the Company (each, a “Company Designee”): (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c)            The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5.           ELIGIBILITY.

(a)            Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation or an Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may (unless prohibited by Applicable Law) provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation, or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude from participation in the Plan or any Offering Employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) of the Company or a Related Corporation or a subset of such highly compensated employees.

(b)            The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i)            the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii)            the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii)            the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c)            No Employee will be eligible for the grant of any Purchase Rights under the 423 Component if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d)            As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the 423 Component only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds US $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

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(e)            Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by Applicable Law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

(f)            Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.

6.           PURCHASE RIGHTS; PURCHASE PRICE.

(a)            On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding 15% of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b)            The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c)            In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d)            The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be specified by Board prior to the commencement of an Offering and will not be less than the lesser of:

(i)            an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii)            an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7.           PARTICIPATION; WITHDRAWAL; TERMINATION.

(a)            An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company or a Company Designee, within the time specified for the Offering, an enrollment form provided by the Company or Company Designee. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under Applicable Law or if specifically provided in the Offering and to extent permitted by Section 423 of the Code with respect to the 423 Component, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash, check or wire transfer prior to a Purchase Date.

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(b)            During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c)            Unless otherwise required by Applicable Law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by Applicable Law) or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of his or her accumulated but unused Contributions.

(d)            Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-423 Component.

(e)            During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(f)            Unless otherwise specified in the Offering or as required by Applicable Law, the Company will have no obligation to pay interest on Contributions.

8.           EXERCISE OF PURCHASE RIGHTS.

(a)            On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b)            Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock on the final Purchase Date of an Offering, then such remaining amount will not roll over to the next Offering and will instead be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless otherwise required by Applicable Law).

(c)            No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and, subject to Section 423 of the Code with respect to the 423 Component, the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).

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9.           COVENANTS OF THE COMPANY.

The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission, agency or other Governmental Body having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so is not practical or would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10.         DESIGNATION OF BENEFICIARY.

(a)            The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b)            If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law), to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11.         ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

(a)            In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b)            In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the shareholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12.         AMENDMENT, TERMINATION OR SUSPENSION OF THE PLAN.

(a)            The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, shareholder approval will be required for any amendment of the Plan for which shareholder approval is required by Applicable Law.

(b)            The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation,

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the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code with respect to the 423 Component or with respect to other Applicable Laws. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13.         TAX QUALIFICATION; TAX WITHHOLDING.

(a)            Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.

(b)            Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation, to enable the Company or the Related Corporation to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash payment due to the Participant from the Company or a Related Corporation; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

(c)            The 423 Component is exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Committee may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

14.         EFFECTIVE DATE OF PLAN.

The Plan will become effective immediately prior to and contingent upon the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the shareholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

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15.         MISCELLANEOUS PROVISIONS.

(a)            Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b)            A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c)            The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or amend a Participant’s employment contract, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation or an Affiliate, or on the part of the Company, a Related Corporation or an Affiliate to continue the employment of a Participant.

(d)            The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules.

(e)            If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f)            If any provision of the Plan does not comply with Applicable Law, such provision shall be construed in such a manner as to comply with Applicable Law.

16.         DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a)            “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(b)            “Affiliate” means any entity, other than a Related Corporation, whether now or subsequently established, which is at the time of determination, a “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(c)            “Applicable Law” means shall mean the Code and any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Stock Market, the New York Stock Exchange or the Financial Industry Regulatory Authority).

(d)            “Board” means the board of directors of the Company.

(e)            “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f)            “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

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(g)            “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(h)            “Common Stock” means the Company’s Common Stock, par value [$0.001]..

(i)            “Company” means Edoc Acquisition Corp., a Delaware corporation, which following the Effective Date will be known as Calidi Biotherapeutics, Inc. a Delaware corporation.

(k)            “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions and, with respect to the 423 Component, to the extent permitted by Section 423 of the Code.

(l)            “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)            a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;

(ii)            a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii)            a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv)            a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(m)            “Designated 423 Corporation” means any Related Corporation selected by the Board to participate in the 423 Component.

(n)            “Designated Company” means any Designated Non-423 Corporation or Designated 423 Corporation, provided, however, that at any given time, a Related Corporation participating in the 423 Component shall not be a Related Corporation participating in the Non-423 Component.

(o)            “Designated Non-423 Corporation” means any Related Corporation or Affiliate selected by the Board to participate in the Non-423 Component.

(p)            “Director” means a member of the Board.

(q)            “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Agreement and Plan of Merger by and among Edoc Acquisition Corp. and Calidi Biotherapeutics, Inc., dated as of February _2022, provided that this Plan is approved by the Edoc’ shareholders prior to such date.

(r)            “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(s)            “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation, or solely with respect to the Non-423 Component, an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(t)            “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(u)            “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

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(v)            “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i)            If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii)            In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and, to the extent applicable as determined in the sole discretion of the Board, in a manner that complies with Sections 409A of the Code

(w)            “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the NASDAQ Stock Market, the New York Stock Exchange and the Financial Industry Regulatory Authority).

(x)            “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(y)            “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(z)            “Offering Date” means a date selected by the Board for an Offering to commence.

(aa)            “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(bb)            “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(cc)            “Plan” means this Edoc 2022 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component, which following the Effective Date shall be known as the Calidi Biotherapeutics 2022 Employee Stock Purchase Plan.

(dd)            “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(ee)            “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(ff)            “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(gg)            “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

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(hh)            “Securities Act” means the U.S. Securities Act of 1933, as amended.

(ii)            “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.

(jj)            “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the New York Stock Exchange, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

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ANNEX G

RIGHTS OF DISSENTING OWNERS

NRS  92A.300    Definitions.    As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

NRS  92A.305    “Beneficial stockholder” defined.    “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

NRS  92A.310    “Corporate action” defined.    “Corporate action” means the action of a domestic corporation.

NRS  92A.315    “Dissenter” defined.    “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

NRS  92A.320    “Fair value” defined.    “Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:

1. Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3. Without discounting for lack of marketability or minority status.

NRS  92A.325    “Stockholder” defined.    “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

NRS  92A.330    “Stockholder of record” defined.    “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

NRS  92A.335    “Subject corporation” defined.    “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

NRS  92A.340    Computation of interest.    Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

NRS  92A.350    Rights of dissenting partner of domestic limited partnership.    A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

NRS  92A.360    Rights of dissenting member of domestic limited-liability company.    The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

NRS  92A.370    Rights of dissenting member of domestic nonprofit corporation.

1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual

Annex G-1

obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

NRS  92A.380    Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1. Except as otherwise provided in NRS 92A.370 and 92A.390 and subject to the limitation in paragraph (f), any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

(a)  Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1)  If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger;

(2)  If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180; or

(3)  If the domestic corporation is a constituent entity in a merger pursuant to NRS 92A.133.

(b)  Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

(c)  Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

(d)  Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(e)  Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

(f)  Any corporate action not described in this subsection pursuant to which the stockholder would be obligated, as a result of the corporate action, to accept money or scrip rather than receive a fraction of a share in exchange for the cancellation of all the stockholder’s outstanding shares, except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207. A dissent pursuant to this paragraph applies only to the fraction of a share, and the stockholder is entitled only to obtain payment of the fair value of the fraction of a share.

2.    A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, must not challenge the corporate action creating the entitlement unless the action is unlawful or constitutes or is the result of actual fraud against the stockholder or the domestic corporation.

3.    Subject to the limitations in this subsection, from and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented. If a stockholder exercises the right to dissent with respect to a corporate action described in paragraph (f) of subsection 1, the restrictions of this subsection apply only to the shares to be converted into a fraction of a share and the dividends and distributions to those shares.

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NRS  92A.390    Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger; shares of stock not issued and outstanding on date of first announcement of proposed action.

1.    There is no right of dissent pursuant to paragraph (a), (b), (c) or (f) of subsection 1 of NRS 92A.380 in favor of stockholders of any class or series which is:

(a)  A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended;

(b)  Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

(c)  Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, 15 U.S.C. §§ 80a-1 et seq., as amended, and which may be redeemed at the option of the holder at net asset value,

→ unless the articles of incorporation of the corporation issuing the class or series or the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provide otherwise.

2.    The applicability of subsection 1 must be determined as of:

(a)  The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action requiring dissenter’s rights; or

(b)  The day before the effective date of such corporate action if there is no meeting of stockholders.

3.    Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action to accept for such shares anything other than:

(a)  Cash;

(b)  Any security or other proprietary interest of any other entity, including, without limitation, shares, equity interests or contingent value rights, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective; or

(c)  Any combination of paragraphs (a) and (b).

4.    There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

5.    There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

6.    There is no right of dissent with respect to any share of stock that was not issued and outstanding on the date of the first announcement to the news media or to the stockholders of the terms of the proposed action requiring dissenter’s rights.

NRS  92A.400    Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1.    A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

Annex G-3

2.    A beneficial stockholder may assert dissenter’s rights as to shares held on his or her behalf only if the beneficial stockholder:

(a)  Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b)  Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

NRS  92A.410    Notification of stockholders regarding right of dissent.

1.    If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenter’s rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A.300 to 92A.500, inclusive, must accompany the meeting notice sent to those stockholders of record entitled to exercise dissenter’s rights.

2.    If the corporate action creating dissenter’s rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders of record entitled to assert dissenter’s rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

NRS  92A.420    Prerequisites to demand for payment for shares.

1.    If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a)  Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment for his or her shares if the proposed action is effectuated; and

(b)  Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.

2.    If a proposed corporate action creating dissenter’s rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.

3.    A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

NRS  92A.430    Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1.    The subject corporation shall deliver a written dissenter’s notice to all stockholders of record entitled to assert dissenter’s rights in whole or in part, and any beneficial stockholder who has previously asserted dissenter’s rights pursuant to NRS 92A.400.

2.    The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a)  State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b)  Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c)  Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d)  Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

(e)  Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

Annex G-4

NRS  92A.440    Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.

1.    A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

(a)  Demand payment;

(b)  Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c)  Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2.    If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

3.    Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

4.    A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5.    The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

NRS  92A.450    Uncertificated shares: Authority to restrict transfer after demand for payment.

The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

NRS  92A.460    Payment for shares: General requirements.

1.    Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a)  Of the county where the subject corporation’s principal office is located;

(b)  If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

(c)  At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

→ The court shall dispose of the complaint promptly.

2.    The payment must be accompanied by:

(a)  The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

(b)  A statement of the subject corporation’s estimate of the fair value of the shares; and

Annex G-5

(c)  A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

NRS  92A.470    Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.

1.    A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

2.    To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall notify the dissenters described in subsection 1:

(a)  Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

(b)  Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

(c)  That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

(d)  That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

(e)  That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

3.    Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4.    Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

NRS  92A.480    Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1.    A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2.    A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

NRS  92A.490    Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1.    If a demand for payment pursuant to NRS 92A.480 remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2.    A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in this State, the right to dissent arose from a merger, conversion or exchange and the principal office of the surviving entity, resulting entity or the entity whose shares were acquired, whichever is applicable, is located in this State, it shall commence the

Annex G-6

proceeding in the county where the principal office of the surviving entity, resulting entity or the entity whose shares were acquired is located. In all other cases, if the principal office of the subject corporation is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3.    The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4.    The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5.    Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a)  For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

(b)  For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

NRS  92A.500    Assessment of costs and fees in certain legal proceedings.

1.    The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2.    The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a)  Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b)  Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3.    If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4.    In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5.    To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6.    This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of NRS 17.117 or N.R.C.P. 68.

Annex G-7

ANNEX H

aranca

www.aranca.com

12

Calidi Biotherapeutics, Inc.

Fairness Opinion as of February 1, 2022

Prepared for EDOC Acquisition Corp.

Kannan Sivasubramanian
CEO
Aranca
kannan.siva@aranca.com

Bharat Ramnani
Practice Leader
Valuation & Advisory Services
bharat.ramnani@aranca.com

Manish Goyal
Director
Valuation & Advisory Services
manish.goyal@aranca.com

Investment Research · Business Research · Patent Research · Valuation & Advisory Services
Confidential | © Aranca. All rights reserved | info@aranca.com | www.aranca.com

TRANSMITTER LETTER

February 1, 2022

Christine Y Zhao

Chief Financial Officer
EDOC Acquisition Corp.
7612 Main Street Fishers
Suite 200

Victor, NY 14564

This letter is furnished at the request of the management (the “management”) of EDOC Acquisition Corp., (the “Company” or “EDOC”) for the limited purpose of providing a fairness opinion in connection with the proposed transaction described below.

TRANSACTION

EDOC Acquisition Corp., a Cayman Islands exempted company formed as a special purpose acquisition company, intends to acquire Calidi Biotherapeutics, Inc. a Nevada corporation (“Calidi” or the “Target”), a developer of oncolytic virus-based immunotherapies intended to provide treatments for difficult-to-treat cancers, in the Transaction which is the subject of the Agreement and Plan of Merger between EDOC, Calidi and the other parties thereto (the “Merger Agreement”). Immediately prior to consummation of the Transaction, EDOC will continue out of the Cayman Islands and continue as a Delaware corporation (the “Domestication”). Pursuant to the Merger Agreement, at the closing of the proposed Transaction (following the Domestication), a wholly owned subsidiary of EDOC will merge with and into Calidi, with Calidi surviving such merger as a subsidiary of EDOC. In the Merger, (i) the outstanding shares of Calidi common stock will be converted into the right to receive the Merger Consideration (as defined below); and (ii) outstanding options to acquire shares of Calidi common stock will be assumed by EDOC and converted into options to acquire shares of EDOC common stock. The consideration to be provided to the Calidi security holders under the terms of the Merger Agreement (the “Merger Consideration”), which will take the form of newly issued securities of EDOC, will have an aggregate value equal to Four Hundred Million U.S. Dollars ($400 million), subject to certain adjustments as described in the Merger Agreement.

We understand that as of the date of this letter, the terms of the Merger Agreement have not been finalized or agreed to by all parties.

The merger and other transactions described in the Merger Agreement and contemplated by the above transaction description is referred to herein as the “Transaction”.

ENGAGEMENT SCOPE, DEFINITIONS

In connection with the Transaction, the management of EDOC Acquisition Corp., appointed Aranca as an independent financial advisor for providing business valuation services and a fairness opinion on the Transaction. This document constitutes the opinion (the “Fairness Opinion”). Financial adequacy of the value of the Transaction is assessed on a stand-alone basis without considering buyer-specific potential synergies.

The Fairness Opinion is solely intended for the management of EDOC Acquisition Corp., (including its board of directors) as part of its report to Shareholders regarding the Offer. The Fairness Opinion may be published only with regards to that report and may not be published or used independently or in any other context for any other purpose.

Annex H-1

The Fairness Opinion does not constitute a recommendation to the management regarding the Transaction or the Offer and makes no reference to the benefits or the likelihood of an alternate transaction. However, Aranca will receive a fee before the delivery of this opinion.

No representation is made herein as to the sufficiency of the above definitions for any other purpose. The foregoing definitions are used solely for setting forth the scope of our Opinion. This Opinion is intended to supplement, not substitute for, due diligence required in connection with the Transaction.

Aranca’s fee is not contingent upon, or related to, the size of the Offer consideration, or whether the Offer is accepted. We are providing this Fairness Opinion to EDOC who may use this document only in its entirety in the communication with the shareholders of EDOC concerning the Offer.

METHODOLOGY AND DUE DILIGENCE

In rendering our Opinion, we have valued the Company’s assets, on a going concern basis, immediately after, and giving effect to the Transaction, including the associated indebtedness incurred or remaining outstanding in connection therewith. The valuation included the assets of the business of the Company as represented by the total net working capital, tangible plant, property and equipment, and intangible assets of the business enterprise. Our determination of Fair Value was based on generally accepted valuation principles as of the date hereof, but is subject to the following conditions, qualifications, and limitations:

(i)     any sale of the Company, including the underlying assets thereof, will be completed as the sale of an ongoing business entity; and

(ii)    any taxes or Transaction costs which may be owed by the Company as a result of the Transaction were not considered.

For purposes of this Opinion, we assume (without investigation) that the Company would be saleable as a separate business enterprise. We have not been requested to identify, and have not identified, potential purchasers nor have we undertaken to ascertain the actual price and terms under which the Company can currently be sold. Furthermore, because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinion as to whether the Company could actually be sold for amounts, we believe to be its Fair Value.

In connection with our engagement, and in arriving at our Opinion, Aranca made such reviews, studies, analyses, and consultations, as we deemed necessary and appropriate.

OPINION CONDITIONS AND ASSUMPTIONS

Our Opinion is subject to the following conditions, assumptions, and limitations:

1.      This Opinion is being provided solely for the information of the management of EDOC Acquisition Corp., This Opinion and the reviews, analyses, studies and consultations performed in connection with this Opinion are, (i) limited to matters within the scope of our engagement as set forth in the engagement agreement, dated January 19, 2022, between Aranca and the Company (the “Engagement Agreement”), and (ii) subject to the covenants, representations and warranties of the Company described in the Engagement Agreement and in any separate letters or certifications delivered to Aranca in connection with this engagement.

Annex H-2

2.      Aranca was not asked to, and did not: (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, assets, businesses or operations of the Company, or any alternatives to the Transaction; (b) negotiate the terms of the Transaction, and have therefore assumed that they are the best terms, from the Company’s perspective, that could, under the circumstances, be negotiated; or (c) advise the management or Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof.

3.      We assume that the financial statements, 3-year expense projections and other information we were provided were accurate and complete and were prepared in good faith using commercially reasonable practices and the latest and best currently available information and data. All have been accepted, without further investigation or independent verification, as representing a fair statement of historical and projected financial results of the Company post the proposed Transaction in the best opinion and judgment of management of the Company. We express no opinion as to whether the 3-year expense projections can be realized and give no assurance that actual results will not vary materially from those projected.

4.      We are not responsible for any errors or inaccuracy in historical financial statements, 3-year expense projections, and other information.

5.      Our Opinion is necessarily based on currently existing business, economic, market and other conditions as known to us and as can be evaluated by us at the date of this Opinion.

6.      Our Opinion assumes that all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and that the Transaction will be consummated as described to us and as provided in the relevant transaction documents provided to us without amendment or modification thereto.

7.      We were not retained to and have not conducted any analysis, review, or investigation of the Company’s contingent, disputed or potential liabilities and our Opinion reflects only the Identified Contingent Liabilities made known to us. Aranca has no duty to and does not express any opinion as to the validity, amount, reasonableness, or propriety of such Identified Contingent Liabilities.

8.      It is understood that this Opinion is limited to the matters set forth herein as of the date hereof, and no opinion may be inferred or implied beyond the matters expressly contained herein or beyond the date hereof (forward-looking statements notwithstanding).

9.      We assume that the Company has provided us with all material non-public information available to the extent relevant and material to this Opinion, and that such parties have not withheld any such information that would materially affect or change our Opinion.

10.    We assume that the properties or assets of the Company post the proposed Transaction are as represented to us and that a physical inspection of such assets would not reveal any material facts not known to us that would affect or change our Opinion.

Annex H-3

The use, disclosure, distribution, and other external reference to this Opinion is strictly governed and limited by the terms and conditions set forth in the Engagement Agreement. This Opinion is confidential between Aranca, the Company and may not be disclosed to any third party without the express prior written consent of Aranca. Aranca hereby consents to such disclosure as may be required in the opinion of Company and its counsel in connection with the Transaction. No third party may use or rely upon our Opinion for any purpose; provided, however, that Aranca expressly gives permission to the Company to deliver a copy of this Opinion to Acquirer.

OPINION

Based upon and subject to the foregoing, and in reliance thereon, it is our Opinion as of the date hereof that, assuming the Transaction is consummated as proposed as management of the Company has represented to us, (i) immediately after and giving effect to the consummation of the Transaction, the consideration to be paid by the holders of EDOC Acquisition Corp., to acquire the Target is fair, from a financial point of view, to such holders and (ii) the Target has a fair market value equal to at least 80% of the balance of EDOC Acquisition Corp’s trust account (excluding taxes payable).

Respectfully submitted,

FORM OF OPINION ONLY

For Aranca US Inc.

Name: Kannan Sivasubramanian
Designation: CEO
Date: February 1, 2022

Annex H-4

CALIDI BIOTHERAPEUTICS, INC. AND SUBSIDIARIES

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, civil fraud or the consequences of committing a crime. Following the Business Combination, the Proposed Charter and Bylaws of the Company will provide for indemnification of its officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default.

Edoc has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Edoc against its obligations to indemnify its officers and directors.72

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Edoc pursuant to the foregoing provisions, Edoc has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of November 9, 2020, by and between the Company and I-Bankers.(2)***
2.1+

Agreement and Plan of Merger, dated as of February 2, 2022, by and among Edoc Acquisition Corp., Edoc Merger Sub Inc., American Physicians LLC in the capacity as the Purchase Representative, Allan Camaisa in the capacity as the Seller Representative and Calidi Biotherapeutics, Inc. (included as Annex D-1 to the proxy statement/prospectus).(7)***

2.2

Amendment to Agreement and Plan of Merger, dated as of February 8, 2022, by and among Edoc, Merger Sub, the Purchaser Representative, the Seller Representative and Calidi. (included as Annex D-2 to the proxy statement/prospectus).(8)***

2.3

Second Amendment to Agreement and Plan of Merger, dated as May 24, 2022, by and among Edoc, Merger Sub, the Purchaser Representative, the Seller Representative and Calidi. (included as Annex D-3 to the proxy statement/prospectus)(10)***

3.1	Second Amended and Restated Memorandum and Articles of Association.(8)***
3.2	Form of Interim Charter, to become effective upon the Domestication (included as Annex A to the proxy statement/prospectus).***
3.3	Form of Proposed Charter, to become effective upon the Business Combination (included as Annex B to the proxy statement/prospectus).***
3.4	Form of Proposed Bylaws, to become effective upon the Business Combination (included as Annex C to the proxy statement/prospectus).***
3.5	Form of Certificate of Domestication**
4.1	Specimen Ordinary Share Certificate(2)***
4.2	Specimen Warrant Certificate(2)***
4.3	Specimen Right Certificate(2)***
4.4	Warrant Agreement, dated November 9, 2020, by and between Edoc and Continental Stock Transfer & Trust Company, as Warrant Agent(2)***
4.5	Rights Agreement, dated as of November 9, 2020, by and between Continental Stock Transfer & Trust Company and the Company(2)***

Exhibit No.	Description
4.6	Form of Representative’s Warrants(2)***
5.1	Opinion of Ellenoff Grossman & Schole LLP**
8.1	Tax opinion of Ellenoff Grossman & Schole LLP**
10.1	Letter Agreement, dated as of November 9, 2020, by and among the Company, and each of the initial shareholders, directors and officers of the Company.(2)***
10.2	Investment Management Trust Agreement, dated as of November 9, 2020, by and between Continental Stock Transfer & Trust Company and the Company.(2)***
10.3	Letter Agreement, dated as of November 9, 2020, by and between American Physicians LLC and the Registrant regarding administrative support.(2)***
10.4	Securities Purchase Agreement between the Company and the Sponsor.(1)***
10.5	Unit Subscription Agreement, dated as of November 9, 2020, by and between the Company and American Physicians LLC.(2)***
10.6	Unit Subscription Agreement, dated as of November 9, 2020, by and between the Registrant and I-Bankers.(2)***
10.7	Registration Rights Agreement, dated as of November 9, 2020, by and between the Company and certain securityholders.(2)***
10.8	Business Combination Marketing Agreement, dated as of November 9, 2020, by and by and between the Company and I-Bankers.(2)***
10.9	Indemnity Agreement, dated as of November 9, 2020, by and between the Company and Bob Ai.(2)***
10.10	Indemnity Agreement, dated as of November 9, 2020, by and between the Company and Christine Zhao.(2)***
10.11	Indemnity Agreement, dated as of November 9, 2020, by and between the Company and Gang Li.(2)***
10.12	Indemnity Agreement, dated as of November 9, 2020, by and between the Company and Jiuji Yan.(2)***
10.13	Indemnity Agreement, dated as of November 9, 2020, by and between the Company and Kevin Chen.(2)***
10.14	Waiver Letter, dated January 5, 2021 by and among the Company, Christine Zhao, and I-Bankers Securities, Inc.(4)***
10.15	Termination Agreement, dated March 31, 2021, by and between the Company and the Sponsor.(3)***
10.16	Waiver Letter dated January 14, 2022 by and among the Company, Kevin Chen, and I-Bankers Securities, Inc.(5)***
10.17	Voting Agreement, dated as of February 2, 2022, by and among Edoc Acquisition Corp., Calidi Biotherapeutics, Inc., and the stockholders of Calidi Biotherapeutics, Inc. party thereto.(7)***
10.18

Lock-Up Agreement, dated as of February 2, 2022, by and among Edoc Acquisition Corp., American Physicians LLC in the capacity as the Purchase Representative and the stockholders of Calidi Biotherapeutics, Inc. party thereto.(7)***

10.19	Securities Purchase Agreement, dated as of February 2, 2022, by and among Edoc Acquisition Corp. and 3i, LP.(7)*
10.20	Form of Warrant(6)***
10.21	Form of Certificate of Designations of Series A Convertible Preferred Stock(7)***
10.22	Registration Rights Agreement, dated as of February 2, 2022, by and among Edoc Acquisition Corp. and 3i, LP.(7)*
10.23	Forward Purchase Agreement, dated as of February 2, 2022, by and among Edoc Acquisition Corp. and certain Backstop Investors.(6)***
10.24	Form of Founder Share Transfer Agreement(6)***
10.25++	Form of Calidi Biotherapeutics, Inc. Equity Incentive Plan (included as Annex E to the proxy statement/prospectus).***
10.26++	Form of Calidi Biotherapeutics, Inc. 2022 Employee Stock Purchase Plan (included as Annex F to the proxy statement/prospectus).*
10.27	Promissory Note of Edoc Acquisition Corp., dated February 13, 2022.(8)**
10.28	Common Stock Purchase Agreement, dated as of March 16, 2022, by and among Edoc Acquisition Corp. and Tumim Stone Capital, LLC.*
10.29	Form of Registration Rights Agreement, by and among Edoc Acquisition Corp. and Tumim Stone Capital, LLC.*

Exhibit No.	Description
10.30	First Amendment to Securities Purchase Agreement, dated as of March 16, 2022, by and among Edoc Acquisition Corp. and 3i, LP.(9)*
10.31	License Agreement, dated June 7, 2021, by and among Calidi Biotherapeutics, Inc. and Northwestern University.**
10.32	License Agreement, dated July 22, 2021, by and among Calidi Biotherapeutics, Inc. and University of Chicago.**
10.33	Collaboration Agreement, dated April 9, 20202, by and among Calidi Biotherapeutics, Inc. and Personalized Stem Cell, Inc.**
23.1	Consent of Marcum LLP, independent registered public accounting firm of Edoc.*
23.2	Consent of Mayer Hoffman McCann P.C., independent registered public accounting firm of Calidi.*
23.3	Consent of Ellenoff Grossman & Schole LLP (included as part of Exhibit 5.1).**
24.1	Power of Attorney (contained on the signature page to the initial filing of this registration statement).*
99.1	Form of Proxy Card for Shareholders.**
99.2	Consent of [___] to be named as a Director.**
99.3	Consent of [___] to be named as a Director.**
99.4	Consent of [___] to be named as a Director.**
99.5	Consent of [___] to be named as a Director.**
99.6	Consent of [___] to be named as a Director.**
99.7	Consent of [___] to be named as a Director.**
99.8	Consent of [___] to be named as a Director.**
107	Filing Fee Table.***
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

____________

+        Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2).

++      Indicates a management or compensatory plan.

*        Filed herewith.

**      To be filed by Amendment.

***    Previously filed.

(1)      Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on October 19, 2020.

(2)      Incorporated by reference to the Company’s Form 8-K/A, filed with the SEC on November 16, 2020.

(3)      Incorporated by reference to the Company’s Form 8-K, filed with the SEC on April 6, 2021.

(4)      Incorporated by reference to the Company’s Form 8-K, filed with the SEC on January 5, 2021.

(5)      Incorporated by reference to the Company’s Form 10-K/A, filed with the SEC on January 14, 2022.

(6)      Incorporated by reference to the Company’s Form 8-K/A, filed with the SEC on February 2, 2022.

(7)      Incorporated by reference to the Company’s Form 8-K/A, filed with the SEC on February 7, 2022.

(8)      Incorporated by reference to the Company’s Form 8-K, filed with the SEC on February 14, 2022.

(9)      Incorporated by reference to the Company’s Form 8-K, filed with the SEC on March 16, 2022.

(10)    Incorporated by reference to the Company’s Form 8-K, filed with the SEC on May 25, 2022

Item 22. Undertakings

The undersigned registrant hereby undertakes as follows:

(a)   (1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on May 25, 2022.

EDOC ACQUISITION CORP.
By:	/s/ Kevin Chen
Kevin Chen
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ Kevin Chen	Chief Executive Officer	May 25, 2022
Kevin Chen	(Principal Executive Officer)
/s/ Christine Zhao	Chief Financial Officer and Director	May 25, 2022
Christine Zhao	(Principal Financial and Accounting Officer)
/s/ Bob Ai	Director	May 25, 2022
Bob Ai
/s/ Gang Li	Director	May 25, 2022
Gang Li
/s/ Jiuji Yan	Director	May 25, 2022
Jiuji Yan